As filed with the Securities and Exchange Commission on July 17, 2007

Registration No. 333-144116

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MF GLOBAL FINANCE NORTH AMERICA INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware

(Jurisdiction of Incorporation or Organization)

6200

(Primary Standard Industrial Classification Code Number)

26-0454444

(IRS Employer Identification Number)

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19801

(212) 589-6200

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Registered Office)

MF GLOBAL LTD.

(Exact Name of Registrant as Specified in Its Charter)

Bermuda

(Jurisdiction of Incorporation or Organization)

6200

(Primary Standard Industrial Classification Code Number)

Not Applicable

(IRS Employer Identification Number)

Clarendon House

2 Church Street

Hamilton HM 11, Bermuda

(441) 296-1274

(Address, Including Zip Code, and Telephone Number, Including Area Code,

of Registrant’s Principal Registered Office)

Howard Schneider, Esq.

717 Fifth Avenue

New York, NY 10022

(212) 589-6200

(Name, Address, Including Zip Code, and Telephone Number,

Including Area Code, of Agent for Service)

Copies to:

David B. Harms, Esq. Catherine M. Clarkin, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000	Valerie Ford Jacob, Esq. Paul Tropp, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004 (212) 859-8000

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Debenture		Proposed Maximum Aggregate Offering Price		Amount of Registration Fee
Junior Subordinated Debentures	$250,000,000	100	%(1)	$250,000,000		$7,675	(3)
Guarantee of MF Global Ltd.	N/A	$—	(2)	$—	(2)	$—	(2)

(1)	Estimated solely for the purpose of determining the amount of the registration fee in accordance with Rule 457(o).
(2)	No separate consideration will be received for the guarantee. Under Rule 457(n), no fee is payable with respect to the guarantee.
(3)	Previously paid.

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated July 17, 2007.

MF GLOBAL FINANCE NORTH AMERICA INC.

$

% Fixed-to-Floating Rate Junior Subordinated Debentures

Fully and Unconditionally Guaranteed, on a Subordinated Basis, by

MF Global Ltd.

MF Global Finance North America Inc. (“MFG Finance”) will issue     % Fixed-to-Floating Rate Junior Subordinated Debentures due 2067. The debentures will bear interest from the date they are issued to but excluding               , 2017 at an annual rate of     % payable semi-annually in arrears on               and               of each year, beginning on               , 2008 and thereafter at an annual rate equal to three-month LIBOR plus    % payable quarterly in arrears on               ,               ,               and               of each year, beginning on               , 2017. If a change of control event occurs, as described herein, the annual rate of interest on the debentures will increase by 5.00% on the earlier of the date 90 days after the date of that event and the next interest payment date unless MFG Finance redeems all of the debentures within 90 days after the date of that event. MF Global Ltd. (the “guarantor”) will guarantee the debentures on a subordinated basis to the extent described in this prospectus.

MFG Finance has the right, on one or more occasions, to defer the payment of interest on the debentures for one or more consecutive interest periods that do not exceed 10 years without giving rise to an event of default. MFG Finance may defer the payment of interest on the debentures for one or more consecutive interest periods that do not exceed five years or, if earlier, until the first interest payment date on which it pays current interest without MFG Finance and the guarantor being subject to their respective obligations under the alternative payment mechanism described in this prospectus. In the event of bankruptcy of the guarantor or MFG Finance, holders of the debentures will have a limited claim for deferred interest.

The principal amount of the debentures will become due on               , 2037, or if that day is not a business day, on the next business day (the “scheduled maturity date”), to the extent of the applicable percentage of the net cash proceeds raised by the guarantor and MFG Finance from the sale of certain qualifying capital securities during a 180-day period ending on a notice date not more than 15 or less than 10 days prior to such date. The guarantor and MFG Finance will use their commercially reasonable efforts, subject to certain market disruption events, to sell enough qualifying capital securities to permit MFG Finance to repay the debentures in full on the scheduled maturity date. If any amount is not paid on the scheduled maturity date, it will remain outstanding and the guarantor and MFG Finance will continue to use their commercially reasonable efforts to sell sufficient qualifying capital securities to permit repayment of the debentures in full. MFG Finance must pay any remaining principal and interest in full on the debentures on               , 2067, which is the final repayment date of the debentures, whether or not the guarantor and MFG Finance have sold qualifying capital securities.

At the option of MFG Finance, the debentures may be redeemed at any time. In the case of a redemption prior to              , 2017, the redemption price will be equal to (a) 100% of the principal amount of the debentures in the case of a redemption of all, but not less than all, of the debentures within 90 days after a change of control event or (b) otherwise the greater of (i) 100% of the principal amount of the debentures being redeemed and (ii) the applicable make-whole amount, in each case plus any accrued and unpaid interest. The applicable make-whole amount will be lower in the case of a redemption of all outstanding debentures prior to               , 2017 in connection with a tax event or rating agency event. In the case of a redemption on or after               , 2017, the redemption price will be equal to 100% of the principal amount of the debentures being redeemed, plus any accrued and unpaid interest.

The debentures will be subordinated to all of MFG Finance’s existing and future senior debt other than any debt that by its terms does not rank senior to the debentures and trade accounts payable. The guarantee will be an unsecured and subordinated obligation of the guarantor and will rank junior to all senior debt of the guarantor from time to time outstanding.

See “ Risk Factors” beginning on page 16 of this prospectus to read about factors you should consider before buying the debentures.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Debenture	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to MFG Finance	$	$

The underwriters expect to deliver the debentures in book-entry form only through the facilities of The Depository Trust Company and its participants, including Euroclear and Clearstream, Luxembourg, against payment in New York, New York on                 , 2007.

Citi	JPMorgan

The date of this prospectus is                     , 2007.

You should rely only on the information contained in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Consent under the Exchange Control Act 1972 (and its related regulations) has been obtained from the Bermuda Monetary Authority for the issue and transfer of securities of the guarantor which includes securities which may be issued under the Alternative Payment Mechanism, as described in the section “The Offering - Alternative Payment Mechanism”, as to and between residents and non-residents of Bermuda for exchange control purposes provided the common shares of the guarantor remain listed on an appointed stock exchange, which includes the New York Stock Exchange. This prospectus will be filed with the Registrar of Companies in Bermuda in accordance with Bermuda law. In granting such consent and in accepting this prospectus for filing, neither the Bermuda Monetary Authority nor the Registrar of Companies in Bermuda accepts any responsibility for the financial soundness of the guarantor or the correctness of any of the statements made or opinions expressed in this prospectus.

MFG Finance is a wholly owned subsidiary of MF Global. MF Global is incorporated in Bermuda and, prior to the reorganization and separation transactions, all of its common shares were owned by Man Group, a non-U.S. company. Thus, under the rules of the Securities and Exchange Commission, or SEC, MF Global is eligible for treatment as a “foreign private issuer” until such time as a majority of its outstanding shares are owned by U.S. residents. Nevertheless, following the initial public offering of MF Global’s common shares, whether or not MF Global qualifies as a foreign private issuer, MF Global has elected to comply with the information and reporting requirements of the Securities Exchange Act of 1934, as amended, or the “Exchange Act”, and related SEC rules applicable to domestic U.S. issuers, in respect of fiscal periods ending after the initial public offering. As a result,

-i-

MF Global will file annual, quarterly and current reports and proxy statements with the SEC consistent with the requirements applicable to a domestic U.S. public company for fiscal periods ending after the consummation of the initial public offering. You can read and copy these reports and proxy statements at the addresses set forth under the heading “Where You Can Find Additional Information”.

Except as otherwise indicated, or unless the context otherwise requires, the information in this prospectus assumes the completion of (1) the transactions described under “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure” and (2) the initial public offering of common shares of MF Global Ltd., which, for purposes of this prospectus, is assumed to have been consummated on                     , 2007 and to consist of an offering of 97,379,765 common shares held by Man Group at a per share price of $37.50, the mid-point of the estimated price range. Unless the context otherwise requires, the terms:

•	“MFG Finance” refers to MF Global Finance North America Inc., the issuer of the debentures.

•	“MF Global”, “we”, “us” and “our” refer to MF Global Ltd., which is a company incorporated under the laws of Bermuda, and its subsidiaries, including MFG Finance.

•	“guarantor” means MF Global, not including its subsidiaries.

•

“Man Financial” refers to the brokerage division of Man Group (as defined below), which historically operated through numerous direct and indirect subsidiaries of Man Group. In connection with the initial public offering of common shares of MF Global, the Man Financial business has been renamed and operates under the brand name “MF Global”.

•

“Man Group” refers to Man Group plc, a U.K. public limited company, and its subsidiaries (which, following the reorganization and separation, exclude MF Global and its subsidiaries). Prior to the initial public offering of common shares of MF Global, Man Group owned all of the issued and outstanding share capital of MF Global. Following the initial public offering, Man Group owns 19.6% of MF Global’s outstanding common shares.

•	“fiscal 2005”, “fiscal 2006” and “fiscal 2007” mean the 12-month period ended March 31, 2005, 2006 and 2007, respectively, and “fiscal 2008” means the 12-month period ending March 31, 2008.

•	“debentures” refer to the % fixed-to-floating rate junior subordinated debentures due 2067.

An index of certain defined terms used herein is presented on page A-1.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus relating to us and the debentures being offered by MFG Finance. This summary does not contain all of the information that you should consider before investing in the debentures. You should read this entire prospectus carefully, especially the risks of investing in the debentures discussed under “Risk Factors”. In this prospectus, columns in tables may not add due to rounding.

MF GLOBAL

Overview

We are the leading broker of exchange-listed futures and options in the world. We provide execution and clearing services for exchange-traded and over-the-counter, or OTC, derivative products, as well as for non-derivative foreign exchange products and securities in the cash market. We provide our clients with access to many of the largest and fastest growing financial markets throughout the world.

We believe that we are the largest “specialty” broker operating in our markets. As a specialty broker, we focus on providing brokerage execution and clearing services to our clients. We believe that our clients highly value our focus on client service and the fact that, unlike many of our competitors, we do not engage in non-brokerage businesses, such as investment banking, asset management or principal investment activity, that could conflict with their interests. We believe that the success of our specialty-brokerage strategy is demonstrated by our leading position in most of our markets, particularly exchange-traded derivatives. For the three months ended March 31, 2007, based on data provided by the respective exchanges and based on the volume of executed or cleared transactions, we ranked first on the Chicago Mercantile Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, Commodity Exchange, Inc., a division of the New York Mercantile Exchange, Euronext.Liffe and Eurex. See “Our Business—Business Overview—Primary Products—Exchange-Traded Derivatives” for further information on our rankings.

We provide our clients with fast, cost-effective trade execution and clearing services for derivative and cash products across a broad range of trading markets, including interest rates, equities, currencies, energy and metals as well as agricultural and other commodities, throughout most of the world’s major financial centers. We serve over 130,000 active client accounts, and provide our clients with market access through our brokers, relationships with introducing brokers and online trading platforms. Our clients include institutions, hedge funds and other asset managers, as well as professional traders and private clients. We have offices in New York, London, Chicago, Paris, Mumbai, Singapore, Sydney, Toronto, Tokyo, Hong Kong, Taipei, Dubai, and other locations. Our principal executive offices are in New York, New York and our registered office is in Hamilton, Bermuda.

We execute client trades on both an agency and a matched-principal basis. When we execute a client order on an agency basis, we typically direct the order to an exchange or OTC market where it is matched with a corresponding order for execution. When we execute a client order on a matched-principal basis, we take the other side of the trade for our own account and contemporaneously (often within minutes and generally on the same trading day) enter into an offsetting trade with another party. We engage in matched-principal execution, which generally yields higher profit margins than agency execution, primarily in the OTC markets, but also in certain listed markets outside the United States. While current laws generally do not permit matched-principal execution in the U.S. listed markets, we believe that matched-principal execution will become more prevalent in European listed markets due to pending regulatory changes in that region. We generally do not engage in directional trading, meaning that we do not enter into trades for our own account in order to profit from anticipated price changes. In addition to matched-principal trades for clients, we engage in principal transactions to hedge our corporate exposure to currency and interest rate risk. For information about the portion of our revenues, net of interest and transaction-based expenses, derived from agency and matched-principal transactions, please refer to the chart presented under “Our Business—Business Overview—Primary Services”.

We also act as a clearing firm for clients that execute trades in futures and options on exchanges where we are approved as a clearing member. These include all major derivatives exchanges in the U.S. and European markets. We may act as the clearing firm for clients that use us to execute their orders, as well as for clients that use other executing brokers or execute their orders directly on the exchange. We also provide clearing services for a growing number of transactions executed in the OTC markets.

Our business is based on a diversified yet fully integrated model that allows us to offer a variety of derivative and cash products across a broad range of trading markets through multiple distribution channels. This diversified yet integrated model positions us as a centralized provider of brokerage services across multiple products, trading markets and regions. We believe there is a strong market trend toward diversified trading activities, in which clients seek access to multiple trading alternatives to implement their trading strategies. We believe we are well positioned to profit from this trend because we provide our clients with a central point of entry into a wide range of diverse trading alternatives and enable them to bridge the gaps between complementary products, trading markets and regions. We believe that our ability to provide access to a wide range of trading alternatives, as well as clearing services, distinguishes us from most of our principal competitors, provides diversity and stability to our business and enables us to adapt quickly to changing market conditions and client needs.

We derive revenue from four main sources: commissions from agency execution; commissions from clearing services; markups from principal transactions, primarily consisting of client trades executed on a matched-principal basis; and interest income on cash balances in our clients’ accounts, most of which are maintained by our clearing clients to meet margin requirements. For fiscal 2007, we generated total revenues of $5,725.5 million, revenues, net of interest and transaction-based expenses, of $1,378.7 million, net income of $188.0 million and adjusted net income of $147.7 million, compared to $2,601.6 million, $946.5 million, $59.8 million and $89.1 million, respectively, for the prior fiscal year. For information on how we calculate adjusted net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Non-GAAP Financial Measures”. We have experienced significant growth in our business in recent years. Our volume of exchange-traded futures and options transactions has grown by 48.7% from 1,011.4 million contracts in fiscal 2006 to 1,503.5 million contracts in fiscal 2007.

Man Group has its origins over 200 years ago in a broking business founded by James Man, which focused principally on the physical commodities markets and was a founding member of some of the world’s first futures markets. In recent years, we have expanded our business both through organic, or internal, growth and through acquisitions. Since 1989, we successfully completed 17 acquisitions. Our largest acquisitions involved the purchase of GNI, a leading broker of futures and options, foreign exchange and equity derivative products in 2002 and the purchase of client accounts and other assets from regulated subsidiaries of Refco, Inc. in 2005. On                     , 2007, MF Global Ltd., the guarantor of the debentures, completed the initial public offering of its common shares.

Our Competitive Strengths

We have maintained our leadership in the derivatives and cash brokerage industry due to our principal strengths, which include:

Leading Specialty Broker

We believe that we are the leading specialty broker in most of the trading markets around the world in which we operate. We believe that our focus on providing superior brokerage execution and clearing services attracts clients and enables us to develop strong, broad relationships with them. As a result, we believe our clients are more inclined to trade through us and to maintain funds on account with us than if we engaged in non-brokerage businesses like many of our competitors.

Leading Market Positions

We believe we are the largest broker by volume of executed or cleared transactions in most of our markets. We describe our market position in more detail under “Our Business—Business Overview—Primary Products—Exchange-Traded Derivatives”. In recent years, we have maintained our leading market position in our markets and we have benefited from the rapid growth in our industry. We believe that we are well positioned to take advantage of this growth and other industry trends in the future.

Deep Liquidity in Our Markets

We are the largest executing and/or clearing member by volume on the major derivatives exchanges in the United States and Europe described in “Our Business—Business Overview—Primary Products—Exchange-Traded Derivatives”. Because of our strong market position, we receive a large volume of client orders for execution in a number of listed derivatives markets. This high volume of client orders creates liquidity, which means that traders are generally able to open and close their trading positions when they want to without triggering adverse price movements. The diversity of our clients provides us with a broad and deep pool of liquidity, which we believe enables us to provide superior execution services to our clients, particularly for the more complicated and hence more profitable trades and where internal matching of client orders on an agency or a matched-principal basis is permitted. We believe that our liquidity is highly attractive to market participants and that, if trading volumes continue to increase generally, our liquidity will continue to attract additional order flow.

Integrated, Diversified Business Model

Our business model allows us to provide our diverse client base with integrated access to multiple services across multiple products and trading markets, on major exchanges worldwide, as well as in the OTC markets. We operate a diversified business in terms of clients, products, trading markets and regions. We provide our clients with access to a broader range of trading alternatives than any single exchange or, we believe, most other brokers, and we can offer these alternatives in combinations tailored to meet our clients’ specific needs. Our business model affords us the resources and flexibility to respond quickly to changing client demands and market conditions, and to serve multiple types of clients. Our diversified operations also promote balanced and stable performance for our business.

Well Established Reputation

With a history spanning over 200 years through our parent company, Man Group, a FTSE® 100 company, we believe we have established a reputation for trust and integrity with our clients. We believe that our market reputation within the financial community is among our most valuable assets. We have also benefited from an experienced and talented employee base that we believe to be stable and loyal.

Disciplined Approach to Risk

We actively manage risk on a global basis with a centralized, hands-on approach. Our senior executives play a leading role in managing our risk exposure on a day-to-day basis. We monitor our clients’ open positions—which represent our principal risk exposure—and margin levels on a real-time basis, with both sophisticated technical systems as well as personal oversight from our highly experienced risk managers. Equally important, we believe that effective risk-management requires a willingness to be selective about our clients, in particular in terms of credit and risk analysis, and in some cases to limit our clients’ trading activities. We also believe that our focus on brokerage services and standardized products, and the fact that our trading markets tend to be relatively liquid with readily available pricing information, enable us to effectively evaluate and manage the risks posed by our clients’ positions. In each of our last four fiscal years, our losses due to trading errors and client defaults have represented less than 2.0% of our revenues, net of interest and transaction-based expenses, with losses due solely to client defaults representing less than 0.5%.

Acquisition and Integration Expertise

We have demonstrated an ability to expand our business and increase our earnings over a number of years by making selective acquisitions and integrating them efficiently into our operations. We have successfully completed and integrated 17 important acquisitions since 1989, including our purchases of GNI and the Refco assets. We have made acquisitions to advance our strategic development, by extending our presence into markets we have not previously served, and to achieve earnings growth through economies of scale, by adding clients and business in markets we already serve. In particular, we have been able to use expertise we acquired or developed for one type of product, trading market or region by applying it across multiple products, trading markets or regions, thus significantly enhancing the value of the acquisition. We have also been able to successfully recruit, integrate and retain teams of professionals from the operations we have acquired as well as from other industry participants.

Access to Advanced Technology Platform

Our advanced execution and clearing systems enable our clients to trade rapidly, efficiently and reliably across major global markets, which enables us to compete effectively in multiple trading markets around the world. We license the technology in our core systems from leading independent vendors such as Rolfe & Nolan Systems Ltd. and SunGard Inc., which gives us access to advanced and reliable technology that we can upgrade quickly with limited capital expenditures. Our technology platform is scalable, which means that we can expand its capacity incrementally with limited cost. Our platform also benefits from a degree of system redundancy that we believe reduces the potential for disruption from system failure and is an important part of our disaster recovery capability. To date, we have not experienced a major system-related disruption.

Entrepreneurial Culture

We organize our sales and trading personnel into relatively small teams that focus on a particular type of client or market. We believe our organizational structure fosters a strong commitment to client service and a strong sense of ownership of our business. Unlike many of our competitors, we compensate our broker teams according to a formula based on the operating profits—rather than the revenue—that the particular team generates. We believe this compensation structure incentivizes our brokers to identify and pursue potential profit opportunities while controlling costs. Many of our employees have extensive industry and product experience. We believe that our culture fosters loyalty and strengthens our relationships with our employees, which in turn has given rise to high employee retention rates.

Experienced Management Team

Our management team has led our business through a sustained period of growth and we expect them to remain with us after our separation from Man Group. Although we recently separated from Man Group, we are an established company with seasoned management and a long history of strong performance as a division of a publicly held company. The members of our executive management committee have an average continuous tenure of approximately 15 years with Man Group (or an entity acquired by Man Group), and an average industry experience of approximately 26 years.

Our Growth Strategy

We believe we have significant opportunities to expand our business in future years. We intend to take advantage of these opportunities and build upon our competitive strengths by pursuing the following strategies:

Benefit from Continued Industry Growth

The global derivatives sector of our industry has experienced rapid growth in recent years based on the volume of exchange-traded derivatives and the outstanding notional amount of OTC derivatives. According to the Bank for International Settlements, global turnover, or trading volume, in exchange-traded derivative contracts increased from approximately 4.5 billion for the 12-month period ended December 31, 2001 to approximately 11.9 billion for the 12-month period ended December 31, 2006, representing a compound annual growth rate of 21.6%. We believe that the trends driving this growth—such as globalization, the migration to electronic markets, increased asset allocations to derivative products by institutions, hedge funds and other asset managers, the move to commercially oriented business practices at exchanges and market convergence—are continuing and provide us with opportunities to increase our revenue from execution services. We also expect that, if exchange trading volumes rise, demand for clearing services will also grow. As a major clearing firm in our trading markets, we believe we are well positioned to meet rising demand for these services.

Continue to Provide Value-Added Brokerage Services

In recent years, many of the world’s major exchanges have aggressively sought to build trading volume by providing market participants greater access to their trading facilities. The execution process has become simpler, more direct and less costly. In some cases, this trend has led to the disintermediation of “passive” brokers who focus primarily on voice execution—simply receiving client orders by telephone and routing them to an exchange for a fee—and clients have begun to bypass these brokers and execute their trades online.

We believe that these developments provide opportunities for brokers like us that can offer their clients more value-added services than passive brokers and the exchanges do. We offer our clients efficient access, both electronically and telephonically, to more products, trading markets and regions than any one exchange, coupled with deep internal liquidity in many of our trading markets. Moreover, because we provide both execution and clearing services, we are less vulnerable to competitive pressures affecting the market for execution services alone. We believe that, because of our competitive strengths, we can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services we do.

Capitalize on Market Convergence

We believe that the current trend in our industry toward market convergence—that is, an increasing demand for diversified trading across complementary markets, such as listed and OTC derivatives and non-derivative cash products—when coupled with the current growth in trading volumes in listed derivatives, provides a significant opportunity to expand our operations in markets that are complementary to our markets for listed futures and options. As a specialty broker focused on both the listed and OTC derivatives markets, as well as cash markets, around the world, we believe that we are well positioned to help our clients bridge the gap between complementary markets and diversify their trading activities, particularly by executing complex correlated trades in multiple markets.

Continue to Diversify Our Service Offerings

We will continue to diversify our client base, the services we offer to clients and the trading markets and geographic regions in which we provide services. We intend to expand our business and the markets in which we operate by introducing new products, becoming a member of additional exchanges and offering new combinations of our existing products to enable our clients to execute more sophisticated trading strategies in related asset classes.

Pursue Opportunities for Enhanced Operating Margins

We intend to pursue opportunities for enhanced operating margins by increasing the volume of trades we execute or clear and expanding our business model to include additional products, trading markets and regions, both through internal growth and acquisitions, and thereby benefit from economies of scale. We also believe we can increase our profitability by offering more sophisticated and complex product combinations, particularly in the OTC derivatives markets where trades typically are more complex and yield higher execution profit margins than trades involving exchange-listed products.

Expand in New Geographic Regions

We operate our business on a global basis and are committed to participating in developing markets, such as those in the Asia/Pacific region. Our goals in developing regions are two-fold: to give local clients access to global markets and to give our global clients access to the local markets in those developing regions. For example, we have established operations in Australia, India, Singapore, Hong Kong and Dubai through which we provide clients in Asia with access to derivative and other products globally. Our presence in those areas also enables us to provide our clients in Europe and North America with access to local markets in those areas.

We believe there will be substantial additional growth opportunities in several countries in the Asia/Pacific region if local regulations are eased, although we do not know whether or how quickly that may occur in any particular country. In China, for example, access to the domestic markets is restricted and outflows of investment capital are not widely permitted. Our Asia/Pacific operations accounted for approximately 8.6% of our revenues, net of interest and transaction-based expenses, for fiscal 2007 and we anticipate that this percentage will rise over the long term.

Pursue Acquisitions

While we have successfully expanded our business organically, by applying our specialty brokerage expertise to an expanding range of trading alternatives, we have also achieved substantial growth through acquisitions. We have taken a selective approach to acquisitions. We intend to continue to expand our client base and brokerage capabilities by pursuing acquisitions in a disciplined and flexible way—both to broaden the range of trading alternatives we offer and to achieve cost-effective earnings growth. We believe our status as a public company and our ability to offer our securities as consideration will enhance our ability to make acquisitions in the future.

Evolution of Our Relationship with Man Group

We have our origins over 200 years ago in a broking business founded by James Man, which focused on the physical commodities markets and was a founding member of some of the world’s first futures exchanges. Prior to the initial public offering of our common shares, we were a division of Man Group and were known as “Man Financial”. Man Group is listed on the London Stock Exchange and is a constituent of the FTSE® 100 Index. Man Group also has an asset management division known as “Man Investments”, a global leader in the alternative investments industry.

The determination by Man Group’s board of directors, after a thorough review in conjunction with their financial advisers, that Man Financial and Man Investments would be best positioned to maximize future returns and growth opportunities by pursuing focused independent strategies and having appropriate individual capital structures, resulted in the Reorganization and Separation transactions and the initial public offering of our common shares. As a result, following these transactions, we conduct our business independently of Man Group, under the name “MF Global”, and as a public company with our shares listed on the New York Stock Exchange. We refer to the various transactions that were implemented in preparation for the initial public offering of our common shares as the “Reorganization, Separation and Recapitalization”.

Transitional Services Agreements

Historically, Man Group has provided financial and administrative support to us. In connection with the Reorganization and Separation transactions and following the initial public offering of our common shares, we began to provide most of these services ourselves, with our own personnel. However, we will continue to rely on Man Group for some of these services for a limited transitional period. Thus, we have entered into several transitional services agreements with Man Group pursuant to which Man Group has agreed to continue to provide us with administrative support for several corporate functions, such as limited tax administration and insurance management, for a limited period. These services and agreements are described under “Certain Relationships and Related Transactions”.

Other Matters Relating to the Separation

Our executive officers did not receive any additional compensation or remuneration as a result of the separation from Man Group and the related transactions. However, certain existing Man Group awards held by some executive officers and other employees may have been forfeited or vesting of such awards may have been accelerated in connection with the initial public offering of our common shares. We made an initial grant of share-based awards to a broad group of employees, including our executive officers, upon completion of the initial public offering of our common shares that took into account the forfeiture or other loss of outstanding Man Group awards. For information about the Man Group awards held by our executive officers and how these awards are being treated, see “Management of MF Global—Compensation Discussion and Analysis—Transition Policies—Treatment of Man Group Awards” and “—Compensation Tables—Outstanding Equity Awards at Fiscal Year End”.

Benefits from Separation

We expect the initial public offering of our common shares and our separation from Man Group to emphasize our commitment to specialty brokerage and enhance our position as the largest specialty broker in our markets. We also believe that having a public trading market for our shares will enable us to offer more attractive consideration to potential acquisition targets and to compensate our employees in a way that more closely aligns their interests with our business.

Selected Risk Factors

We face risks in operating our business, including risks that may prevent us from achieving our business objectives or that may adversely affect our business, financial condition and operating results. See “Risk Factors” for a discussion of the factors you should consider before investing in our securities. Some of the more significant challenges and risks include the following:

•

Dependence on Trading Volumes and Prevailing Interest Rates. Our revenues are dependent on client trading volumes and prevailing interest rates, which are directly affected by a number of U.S. and international market factors beyond our control. Any market factor that reduces trading volumes or affects interest rates could significantly harm our business and operating results. Moreover, in recent years, we have benefited from significant growth in trading volumes, which may not continue.

•

Competition. The derivatives and cash brokerage industry is fragmented and highly competitive, and we expect that competition will intensify in the future. Many of our competitors have greater resources than we do, are better capitalized than we are and may be more competitive than we are in various markets, including developing regions. Our business depends on our ability to compete successfully.

•

Broker Disintermediation. The current industry trend toward electronic trade execution has diminished the role of some brokers in the execution process, which is known as “broker disintermediation”. We must continue to offer attractive, value-added services to keep pace with this trend and other industry changes.

•	Client Retention and Development. Our business could be adversely affected if we are unable to retain our existing clients or to attract new ones.

•

Capital Requirements. We are subject to strict regulatory capital requirements in a number of jurisdictions, as well as additional capital requirements under our internal risk-management guidelines, and we must maintain substantial amounts of capital to conduct and grow our business. Our ability to provide clearing services in particular depends heavily on our ability to obtain capital. In addition, the amount of capital we maintain determines our creditworthiness, which is an essential factor in our ability to attract clients and to borrow funds. We also need ready access to funds to run our business. If we do not have access to a substantial, readily available source of funds, our ability to grow could be constrained and, if we faced a serious funding shortage, our ability to conduct our business operations could be impaired.

•

Separation from Man Group. Our separation from Man Group could adversely affect our ability to obtain capital. We are borrowing substantial amounts from third-party lenders. In addition, as a result of our separation from Man Group and the initial public offering of our common shares, we need to make significant changes in order to function as an independent company, and we will need to do so in a timely and cost-effective manner.

•

Regulation and Litigation. We operate in a heavily regulated environment that imposes significant compliance requirements and costs on us. Any failure to comply with these requirements could subject us to sanctions and adversely affect our business. In addition, we are subject to significant litigation risks, including several matters currently pending against us, which could adversely affect our results of operations.

•

Client Defaults. Our clearing operations expose us to significant client and counterparty default risks, and a significant default by any of our clients or clearing counterparties could adversely affect our business. In addition, derivative transactions are subject to unique risks, which may increase the risk of defaults and thus our exposure to financial loss.

•

Technology Failure. If we experience systems interruptions, failures or capacity constraints, our ability to conduct our operations would be materially harmed. Additionally, we rely on third parties for software and systems we use to provide our brokerage services, and any interruption, degradation or cessation of service by these third parties could harm our business.

MFG Finance North America Inc.

MFG Finance, the issuer of the debentures, is a newly formed Delaware corporation and a wholly owned subsidiary of MF Global Ltd. MFG Finance has no assets and does not conduct any operations. MF Global Ltd. will guarantee the debentures on a subordinated basis to the extent described in this prospectus.

Corporate Information

You may contact MF Global Ltd. and MFG Finance at their principal executive offices, located at 717 Fifth Avenue, New York, N.Y. 10022, or by telephone at (212) 589-6200. MFG Finance, the issuer of the debentures, is incorporated in Delaware and its registered office is located at Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801. MF Global Ltd., the guarantor of the debentures, is incorporated in Bermuda and its registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. You may contact the registered office of MF Global Ltd. by telephone at (441) 296-1274. You may also find MF Global on the Internet at www.mfglobal.com. Information contained on our website does not constitute part of this prospectus. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

THE OFFERING

Repayment of Principal

MFG Finance must repay the principal amount of the debentures, together with accrued and unpaid interest, on              , 2037, or if that date is not a business day, the next business day (the “scheduled maturity date”), to the extent of the applicable percentage of the net cash proceeds that the guarantor and MFG Finance have raised from the issuance of qualifying capital securities, as defined under “Replacement Capital Covenant”, during a 180-day period ending on a notice date not more than 15 or less than 10 days prior to such date. If the guarantor and MFG Finance have not raised sufficient net cash proceeds to permit repayment of all principal and accrued and unpaid interest on the debentures on the scheduled maturity date, MFG Finance will repay the debentures to the extent of the applicable percentage of the net cash proceeds the guarantor and MFG Finance have raised during such 180-day period and the unpaid portion will remain outstanding. MFG Finance will be required to repay the unpaid portion of the debentures on each interest payment date after the scheduled maturity date to the extent of the net cash proceeds the guarantor and MFG Finance receive from any subsequent issuance of qualifying capital securities or upon the earliest to occur of:

•	the redemption of the debentures by MFG Finance;

•	an event of default that results in acceleration of the debentures; and

•	, 2067, which is the “final repayment date”.

The guarantor and MFG Finance will use their commercially reasonable efforts, subject to a market disruption event, as described under “Description of the Junior Subordinated Debentures—Market Disruption Events”, to raise sufficient net cash proceeds from the issuance of qualifying capital securities during the 180-day period referred to above to permit repayment of the debentures in full on the scheduled maturity date in accordance with the preceding paragraph. If the guarantor and MFG Finance are unable for any reason to raise sufficient proceeds, they will use commercially reasonable efforts, subject to a market disruption event, to raise sufficient proceeds from the sale of qualifying capital securities to permit repayment of the debentures on the following interest payment date, and on each interest payment date thereafter, until the debentures are paid in full.

Any unpaid principal amount of the debentures, together with accrued and unpaid interest, will be due and payable on the final repayment date, regardless of the amount of qualifying capital securities the guarantor and MFG Finance have issued and sold by that time.

The guarantor and MFG Finance are not required to issue any securities pursuant to the obligation described above other than qualifying capital securities.

Interest

The debentures will bear interest:

•	at the annual rate of % from and including , 2007 to but excluding , 2017, payable semi-annually in arrears on and of each year, beginning on , 2008; and

•

thereafter, at an annual rate equal to three-month LIBOR plus     %, payable quarterly in arrears on              ,              ,               and               of each year, beginning on               , 2017 (or if any such day is not a business day, on the next business day, unless the next business day is in the next calendar month, in which case on the preceding business day).

If a change of control event occurs, as defined under “Description of Junior Subordinated Debentures—Optional Redemption upon a Change of Control Event”, the annual rate of interest on the debentures shall be increased by 5.00% on the earlier of the date 90 days after the date of the change of control event and the next interest payment date unless MFG Finance redeems all of the debentures within 90 days after the date of the change of control event.

In the event any interest payment date on or prior to the regularly scheduled interest payment date in         , 2017 is not a business day, the interest payment shall be made on the following business day without adjustment.

Interest Deferral

MFG Finance can, on one or more occasions, defer the interest payments on the debentures for one or more consecutive interest periods up to 10 years without giving rise to an event of default or any right of acceleration or similar remedy under the terms of the debentures. A deferral of interest payments cannot extend, however, beyond the final repayment date of the debentures or, if earlier, the redemption of the debentures. MFG Finance at present does not intend to exercise its right to defer payment of interest on the debentures.

During any deferral period or period in which MFG Finance has given notice of its election to defer interest payments on the debentures but the related deferral period has not yet commenced, the guarantor will not, and will not permit MFG Finance or any of its other subsidiaries, to declare or pay any dividend on, make any distribution relating to, redeem or purchase, or make any guarantee payments with respect to any securities or guarantees of the guarantor ranking pari passu with or junior to the guarantee of the debentures or any debt securities of MFG Finance ranking pari passu with or junior to the debentures, subject to the exceptions described under “Description of the Junior Subordinated Debentures—Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances”. In addition, if any deferral period lasts longer than one year, neither the guarantor nor any of its subsidiaries generally is permitted to redeem or purchase any securities of the guarantor ranking junior to or pari passu with any qualifying APM securities, as defined under “—Alternative Payment Mechanism”, the proceeds of which were used to settle deferred interest on the debentures during the relevant deferral period until the first anniversary of the date on which all deferred interest has been paid.

The terms of the debentures permit MFG Finance and the guarantor to make any payment of current or deferred interest on their respective debt securities, including in the case of the guarantor pursuant to any guarantee of debt securities of its subsidiaries, if such debt securities or guarantee rank on a parity with the debentures or the guarantee, as the case may be, upon its liquidation (“parity securities”) so long as the payment is made pro rata to the amounts due on such parity securities (including the debentures), subject to the limitations described in the last paragraph under “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism” to the extent that they apply, and any payment of deferred interest on parity securities that, if not made, would cause it to breach the terms of the instrument governing such parity securities.

If MFG Finance defers payments of interest on the debentures, the debentures will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you must include interest income with respect to the deferred interest on the debentures in gross income for United States federal income tax purposes, prior to receiving any cash interest. See “Material U.S. Federal Tax Considerations—Interest Income and Original Issue Discount”.

Alternative Payment Mechanism

If MFG Finance defers interest on the debentures, the guarantor will be required, commencing not later than the earlier of (i) the first interest payment date on which MFG Finance pays current interest or (ii) the fifth anniversary of the commencement of the deferral period, subject to a market disruption event, as described under “Description of Junior Subordinated Debentures—Market Disruption Events”, and the other limitations and conditions described under “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism” and unless otherwise directed by any applicable regulatory authority, to issue qualifying APM securities, which initially consist of common shares, qualifying warrants, qualifying preferred shares and mandatorily convertible preferred shares, as those terms are defined under “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism”, until the guarantor has raised an amount of eligible proceeds at least equal to the amount of accrued and unpaid deferred interest on the debentures. MFG Finance is required to apply the eligible proceeds raised by the guarantor to the payment of such deferred interest. Subject to the requirements of any applicable regulatory authority, MFG Finance may not pay deferred interest from any source other than eligible proceeds from the sale of qualifying APM securities. MFG Finance may also pay deferred interest from any source if the deferral period is terminated on the interest payment date following certain business combinations or an event of default resulting in the acceleration of the debentures has occurred. MFG Finance may pay current interest on any interest payment date from any source.

Although the failure by MFG Finance or the guarantor to comply with any of their respective obligations with respect to the alternative payment mechanism will breach a covenant of the indenture, it will not constitute an event of default thereunder or give rise to a right of acceleration or similar remedy. The remedies of holders of the debentures will be limited in such circumstances as described under “Risk Factors—You will have limited rights of acceleration if we fail to comply with our obligations and restrictions under the terms of the debentures”.

Subordinated Guarantee by MF Global

MF Global Ltd. will fully and unconditionally guarantee the payment of principal of, and interest and premium, if any, on, the debentures. This obligation is referred to herein as the “guarantee”. The guarantor’s obligations under the guarantee will be unsecured and subordinate and junior in right of payment to all of its senior debt, as defined under “Description of the Junior Subordinated Debentures—Subordination—Senior Debt of MFG Finance and the Guarantor”. The guarantee will effectively be subordinated to all liabilities of the subsidiaries of the guarantor other than MFG Finance. Senior debt of the guarantor will not include any indebtedness that by its terms is subordinated to, or ranks pari passu with, the guarantee or any obligations to trade creditors.

As of March 31, 2007, giving pro forma effect to the Recapitalization and the application of the net proceeds from the offering and the concurrent offering of senior notes (as described below), MFG Finance and the guarantor would have had approximately $             million and $             million, respectively, of outstanding indebtedness, all of which, other than the debentures and the guarantee, would be senior debt. MF Global and certain of its subsidiaries recently entered into a $1.5 billion five-year revolving credit facility, referred to as the “liquidity facility”, with several financial institutions, including affiliates of certain underwriters. No borrowings are currently outstanding under the liquidity facility. The obligations of any subsidiary borrower under the liquidity facility will be fully guaranteed by MF Global, which guarantee will rank senior to its guarantee of the debentures.

Subordination

The debentures will be unsecured, subordinated and junior in right of payment to all of MFG Finance’s existing and future senior debt, as defined under “Description of The Junior Subordinated Debentures—Senior Debt of MFG Finance and the Guarantor”. Senior debt of MFG Finance will not include any indebtedness that by its terms is subordinated to, or ranks on an equal basis with, the debentures or any obligations to trade creditors. Concurrent with this offering, MFG Finance intends to issue and sell up to $             billion in senior notes in a public offering, the proceeds of which will be used to repay outstanding senior borrowings under the 364-day unsecured revolving credit facility of MF Global Finance USA Inc., referred to as the bridge loan.

Redemption

MFG Finance may elect to redeem the debentures, in whole or in part, at any time. In the case of a redemption prior to                 , 2017, the redemption price will be equal to (a) 100% of the principal amount of the debentures in the case of a redemption of all, but not less than all, of the debentures within 90 days after a change of control event as defined under “Description of the Junior Subordinated Debentures—Redemption —Optional Redemption upon a Change of Control Event” or (b) otherwise, the greater of (i) 100% of the principal amount of the debentures being redeemed and (ii) the applicable make-whole amount, in each case plus any accrued and unpaid interest on such debentures to the redemption date. The applicable make-whole amount would be lower in the case of a redemption of all outstanding debentures prior to              , 2017 in connection with a tax event or rating agency event. In the case of a redemption on or after              , 2017, the redemption price will be equal to 100% of the principal amount of the debentures being redeemed, plus any accrued and unpaid interest on such debentures to the redemption date.

Any redemption of any or all of the debentures prior to the earlier of a change of control event and               , 2047 will be subject to the replacement capital covenant.

Events of Default

The following events are “events of default” with respect to the debentures:

•

default in the payment of accrued and unpaid interest or additional amounts in full on any debenture for a period of 30 days after the conclusion of a 10-year period following the commencement of any deferral period;

•	default in the payment of principal or any premium on any debenture when such principal or premium becomes due and payable;

•

the guarantee ceases to be effective (except in accordance with its terms), is found in any judicial proceeding to be unenforceable or invalid or is denied or disaffirmed (except in accordance with its terms); and

•	any event of bankruptcy, insolvency or reorganization relating to MFG Finance or the guarantor, whether voluntary or not.

If an event of default under the indenture (other than an event of default relating to the bankruptcy, insolvency or reorganization of MFG Finance or the guarantor) occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debentures may declare the entire principal, premium, if any, and all accrued and unpaid interest, including deferred interest, on all debentures to be due and payable immediately. An event of default relating to the bankruptcy, insolvency or reorganization of MFG Finance or the guarantor will cause the entire principal, premium, if any, and all accrued and unpaid interest on all debentures to be due and payable immediately without any declaration or other act by the trustee or any holder.

Tax Treatment

Based upon an analysis of the relevant facts and circumstances concerning the debentures, including certain assumptions and certain representations made by the guarantor and MFG Finance, Sullivan & Cromwell LLP, special tax counsel to MFG Finance and the guarantor, will render its opinion generally to the effect that, although the matter is not free from doubt, under currently applicable law the debentures will be treated as indebtedness for United States federal income tax purposes. Such opinion is not binding on the Internal Revenue Service (“IRS”) or any court and there can be no assurance that the IRS or a court will agree with such opinion. MFG Finance and each holder and beneficial owner of a debenture, by acquiring or holding an interest in a debenture, will agree to treat the debenture as indebtedness of MFG Finance for United States federal income tax purposes. See “Material U.S. Federal Tax Considerations—Classification of the Debentures”.

REPLACEMENT CAPITAL COVENANT

The guarantor will enter into a replacement capital covenant for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness of MFG Finance ranking senior to the debentures in which the guarantor will agree that neither it nor any of its subsidiaries will repay, redeem or purchase the debentures at any time prior to               , 2047, unless the principal amount repaid or the applicable redemption or purchase price does not exceed a maximum amount determined by reference to:

•

the applicable percentage of the aggregate amount of net proceeds the guarantor and its subsidiaries have received from the sale of the guarantor’s common shares, rights to acquire common shares of the guarantor, mandatorily convertible preferred shares, debt exchangeable for common equity, debt exchangeable for preferred equity and certain qualifying capital securities, plus

•

the applicable percentage of the market value of any common shares that the guarantor or its subsidiaries have issued in connection with the conversion or exchange of any convertible or exchangeable securities, other than securities for which the guarantor or any of its subsidiaries have received equity credit from any rating agency, in each case to persons other than the guarantor and its subsidiaries within the applicable measurement period. The replacement capital covenant, including the various types of replacement capital securities referred to above and other important terms, is described in more detail under “Replacement Capital Covenant”.

If an event of default resulting in the acceleration of the debentures or change of control event occurs, the guarantor will not have to comply with the replacement capital covenant. The covenant in the replacement capital covenant will run only to the benefit of the covered debtholders and may not be enforced by the holders of the debentures. The initial series of covered debt is MFG Finance’s     % Senior Notes due 2017, which have CUSIP No.     .

CONCURRENT OFFERING OF SENIOR NOTES

Concurrently with this offering, MFG Finance intends to offer up to $             billion principal amount of senior notes in two series: $             aggregate principal amount that will mature on              , 2012, and bear interest at     % per annum; and $             aggregate principal amount that will mature on              , 2017, and bear interest at     % per annum. Each series of senior notes will be fully and unconditionally guaranteed by MF Global. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt”. We intend to use the net proceeds of the offering of senior notes to repay borrowings under the bridge loan. The offering of the debentures and the offering of the senior notes are not conditioned upon one another and may not be consummated at the same time. Our decision to proceed with the offering of the senior notes will be made independently, subject to market conditions, from our decision to proceed with this offering.

SUMMARY COMBINED FINANCIAL AND OPERATING DATA

The following tables summarize certain combined financial data and operating data for our business. These tables should be read in conjunction with our combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the summary combined statement of operations for fiscal 2007, fiscal 2006 and fiscal 2005 and our combined balance sheet data as of March 31, 2007 and 2006 from our audited combined financial statements that are included elsewhere in this prospectus. We derived the summary combined balance sheet data as of March 31, 2005 from our fiscal 2005 audited combined financial statements, which are not included in this prospectus. We derived the summary combined statement of operations and balance sheet data for fiscal 2004 from our unaudited combined financial statements, which are not included in this prospectus. Our combined financial statements were prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. Our historical financial data are not necessarily indicative of our results for any future period. In management’s opinion, the unaudited financial information set forth below has been prepared on substantially the same basis as the audited combined financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited combined data.

	Year Ended March 31,
	2007	2006	2005	2004
	(in millions)
Combined Statement of Operations
Revenues:
Execution-only commissions	$386.5	$261.8	$237.7	$234.8
Cleared commissions	1,280.0	865.6	687.0	685.7
Principal transactions	245.7	151.1	142.9	121.4
Interest income	3,775.4	1,294.0	583.0	358.7
Other	37.8	29.2	24.1	18.4

Total revenues	5,725.5	2,601.6	1,674.7	1,419.1

Interest and transaction-based expenses:
Interest expense	3,370.4	1,071.9	450.8	258.0
Execution and clearing fees	700.4	463.4	396.3	389.1
Sales commissions	275.9	119.8	105.8	120.6

Total interest and transaction-based expenses	4,346.7	1,655.1	952.9	767.7

Revenues, net of interest and transaction-based expenses	1,378.7	946.5	721.8	651.4

Expenses:
Employee compensation and benefits	834.7	595.7	415.3	381.8
Communications and technology	102.2	72.2	62.2	58.9
Occupancy and equipment costs	29.8	24.5	14.9	20.1
Depreciation and amortization	46.8	28.2	23.3	25.4
Professional fees	50.1	26.7	19.8	17.0
General and other	77.3	46.4	50.5	41.7
IPO-related costs	33.5	—	—	—
Refco integration costs	19.4	66.8	—	—

Total other expenses	1,193.9	860.5	586.1	544.9

Gains on exchange seats and shares	126.7	33.5	5.8	2.8
Net gain on settlement of legal proceeding	21.9	—	—	—
Interest on borrowings	43.8	31.5	17.7	6.3

Income before provision for income taxes	289.7	88.0	123.8	103.0
Provision for income taxes	100.0	28.2	39.5	34.8
Minority interest in income of combined companies (net of tax)	1.7	0.3	—	—
Equity in earnings of uncombined companies (net of tax)	0.1	0.3	—	—

Net income	$188.0	$59.8	$84.2	$68.2

Non-GAAP Financial Measure:
Adjusted net income(1)	$147.7	$89.1	$80.4

	At March 31,
	2007	2006	2005	2004
	(in millions)
Combined Balance Sheet Data
Cash and cash equivalents	$1,733.1	$1,413.5	$1,111.7	$941.4
Total assets	51,670.3	34,314.6	21,910.7	14,621.5
Total borrowings	676.6	673.5	570.6	210.6
Equity	537.8	374.1	323.4	294.8

	Year Ended March 31,
	2007	2006	2005	2004
	(in millions except headcount)
Operating Data
Exchange-Traded Futures and Options Contract Volumes(2):
Execution-only(3)	438.4	337.6	274.0	263.7
Cleared(4)	1,065.1	673.8	487.9	404.3

Total	1,503.5	1,011.4	761.9	668.0

Client funds (end of period)(5)	$15,756	$15,437	$8,804	$7,484
Employee headcount (end of period)	3,271	2,980	1,650	1,695

	Year Ended March 31,
	2007	2006	2005
Total Revenues, Net of Interest and Transaction-Based Expenses, by Region
North America	41.5%	40.0%	31.5%
Europe	49.9%	54.5%	62.9%
Rest of World	8.6%	5.5%	5.6%

(1)    Adjusted net income is a financial measure that has not been prepared in accordance with U.S. GAAP, because it excludes certain significant items that are required to be included in net income, the corresponding U.S. GAAP measure. A reconciliation of net income to adjusted net income for each of the periods presented is as follows (assuming a 35% tax rate):

	Year Ended March 31,
	2007	2006	2005
	(in millions)
Net income (unadjusted)	$188.0	$59.8	$84.2
Add: Refco integration costs	12.6	43.4	—
Add: Refco loss	—	7.7	—
Add: IPO-related costs	21.8	—	—
Add: U.S. pension plan termination costs	18.3	—	—
Add: Legal settlements	(10.6)	—	—
Less: Exchange memberships gains	82.4	21.8	3.8

Adjusted net income	$147.7	$89.1	$80.4

For more information relating to these non-GAAP measures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

(2)	Includes exchange-traded futures and options contract volumes as derived from our management reporting systems, as adjusted (1) to include volumes attributable to the Refco assets from the date of the Refco acquisition until the date Refco’s systems were integrated into ours, (2) to include futures and options volumes in Australia, India, Hong Kong and Canada and U.S.-based equity options and certain execution-only businesses captured by data sources not yet integrated in our management systems and (3) to exclude intercompany volumes.

(3)	Execution-only volumes consist of trades we execute on an agency basis for clients that clear through another brokerage firm.

(4)	Cleared volumes consist of trades we clear or execute and clear for clients.

(5)	Represents amounts payable to customers.

See adjustment described in Note 3 to our combined financial statements.

RISK FACTORS

An investment in the debentures is subject to the risks described below. Before making an investment in the debentures, you should carefully consider the following risks, as well as all of the other information contained in this prospectus. Any of these risks could significantly and adversely affect our business, prospects, financial condition or results of operations.

Risks Related to the Debentures and the Guarantee

The indenture does not limit the amount of indebtedness for money borrowed by the guarantor or MFG Finance may issue or guarantee that ranks senior to the guarantee or the debentures, as the case may be, upon its liquidation or in right of payment as to principal or interest.

The debentures will be unsecured and will be subordinate and junior to MFG Finance’s obligations under its senior debt, as described under “Description of the Junior Subordinated Debentures—Subordination”, and the guarantee will be subordinate and junior to the guarantor’s obligations under its senior debt, including senior guarantees. The indenture does limit the amount of senior debt that the guarantor or MFG Finance may incur. MFG Finance may not make payments of principal or interest on the debentures at any time when the guarantor or MFG Finance is in default on any payment with respect to its senior debt after expiration of any applicable grace period, or at any time when a default by the guarantor or MFG Finance on any of its senior debt has resulted in the acceleration of its maturity, or if there is a judicial proceeding pending with respect to the default on its senior debt and MFG Finance has received notice of the default. By reason of this subordination, if the guarantor or MFG Finance becomes insolvent, holders of senior debt, as well as trade creditors, may receive more than holders of the debentures, and holders of debentures may receive less than MFG Finance’s other creditors, including holders of its senior debt. Concurrent with this offering, MFG Finance intends to issue and sell up to $             billion of notes in a public offering that will rank senior to the debentures. See “Concurrent Offering of Senior Notes”.

The debentures will be guaranteed on a subordinated basis and the obligations under the guarantee will be effectively subordinated to the obligations of the guarantor’s subsidiaries.

The guarantee will rank subordinate and junior in right of payment to the guarantor’s senior debt. This means that the guarantor cannot make any payments on the guarantee if it defaults on a payment of senior debt after expiration of any applicable grace period, at any time when a default by the guarantor or MFG Finance on any of its senior debt has resulted in the acceleration of its maturity or if there is a judicial proceeding pending with respect to the default on its senior debt and the guarantor has received notice of the default. As of March 31, 2007, giving pro forma effect to the Recapitalization and the application of the net proceeds from this offering and the concurrent offering of senior notes, MFG Finance and the guarantor would not have any outstanding secured borrowings and would have had approximately $             million and $             million, respectively, of outstanding unsecured borrowings. As of that date, taking the same factors into account, all of our outstanding indebtedness would have been represented by the senior notes and the debentures.

In addition, because the guarantor is a holding company and receives its revenue from dividends from its subsidiaries, its right to participate in any distribution of the assets of its subsidiaries, upon a subsidiary’s dissolution, winding-up, liquidation or reorganization or otherwise, and thus your ability to benefit indirectly from such distribution, is subject to the prior claims of creditors of any such subsidiary, except to the extent that the guarantor may be a creditor of that subsidiary and its claims are recognized. There are legal limitations on the extent to which some of its subsidiaries may extend credit, pay dividends or otherwise supply funds to, or engage in transactions with, it or some of its other subsidiaries. The guarantor’s subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the guarantor’s contracts or otherwise to make any funds available to it. Accordingly, the payments on the guarantee will effectively be subordinated to all existing and future liabilities of the guarantor’s subsidiaries other than MFG Finance. As of March 31, 2007, giving pro forma effect to the Recapitalization and the application of the net proceeds from this offering and the concurrent offering of senior notes, no subsidiary of the guarantor, other than MFG Finance, would have had any outstanding borrowings.

The guarantor and MFG Finance may be permitted to pay interest during a deferral period on debt securities or other guarantees that rank pari passu with the debentures and the guarantee.

The guarantor and MFG Finance may issue parity securities that may require them to make payments of interest during a deferral period on the debentures that, if not made, would cause them to breach the terms of the instrument governing such parity securities. The terms of the debentures permit the guarantor and MFG Finance to make any payment of deferred interest on parity securities that, if not made, would cause them to breach the terms of the instrument governing such parity securities. They also permit the guarantor and MFG Finance to make any payment of current or deferred interest on parity securities during a deferral period with respect to the debentures that is made pro rata to the amounts due on such parity securities and the debentures, subject to the limitations described in the last paragraph under “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism” to the extent that they apply.

MFG Finance’s right to redeem the debentures prior to               , 2047 is limited by the replacement capital covenant.

MFG Finance may redeem any or all of the debentures at any time, as described under “Description of The Junior Subordinated Debentures—Redemption”. However, at or around the time of issuance of the debentures, the guarantor will enter into the replacement capital covenant pursuant to which MF Global’s right to repay, redeem or purchase debentures at any time prior to              , 2047 will be restricted. In the replacement capital covenant, the guarantor covenants, for the benefit of holders of a designated series of indebtedness of MFG Finance that ranks senior to the debentures, that neither the guarantor nor any of its subsidiaries will redeem, repay or purchase the debentures at any time prior to               , 2047 unless the principal amount repaid or the applicable redemption or purchase price does not exceed a maximum amount determined by reference to:

•	the applicable percentage of the aggregate amount of net proceeds it receives from the sale of certain replacement capital securities, which are described under “Replacement Capital Covenant”, and

•

the applicable percentage of the market value of any common shares of the guarantor that the guarantor or its subsidiaries have issued in connection with the conversion or exchange of any convertible or exchangeable securities, other than securities for which the guarantor or any of its subsidiaries has received equity credit from any rating agency, in each case to persons other than the guarantor and its subsidiaries within the applicable measurement period. Accordingly, there could be circumstances in which it would be in the interest of you and MF Global that some or all of the debentures be redeemed, and sufficient cash is available for that purpose, but MFG Finance will be restricted from doing so because neither the guarantor nor its subsidiaries obtained proceeds from the sale of replacement capital securities or otherwise issued common shares of the guarantor in connection with the conversion or exchange of certain securities. The guarantor will not have to comply with the replacement capital covenant if an event of default resulting in the acceleration of the debentures or a change of control event occurs. The guarantor may modify the replacement capital covenant without your consent to the extent the modification does not impose additional restrictions on the type or amount of qualifying capital securities for purposes of determining when repayment, redemption or purchase of the debentures is permitted.

MFG Finance’s obligation to repay the debentures on the scheduled maturity date is subject to issuance of qualifying capital securities.

MFG Finance’s obligation to repay the debentures on the scheduled maturity date is limited. MFG Finance is required to repay the debentures on the scheduled maturity date only to the extent of the applicable percentage of the net cash proceeds the guarantor and MFG Finance have obtained from the issuance of qualifying capital securities, as defined under “Replacement Capital Covenant”, within a 180-day period ending on a notice date not more than 15 or less than 10 days prior to the scheduled maturity date. MFG Finance will be required to repay the unpaid principal amount of the debentures on each subsequent interest payment date to the extent of the applicable percentage of the net cash proceeds they receive from any subsequent issuance of qualifying capital securities until: (i) they have raised sufficient net cash proceeds to permit repayment in full in accordance with this requirement, (ii) payment of the debentures is accelerated upon the occurrence of an event of default or (iii) the final repayment date for the debentures. MFG Finance’s and the guarantor’s ability to issue qualifying capital securities in connection with this obligation to repay the debentures will depend on, among other things, legal requirements, market conditions at the time the obligation arises, as well as the acceptability to prospective investors of the terms of these qualifying capital securities. Although the guarantor and MFG Finance have agreed to use commercially reasonable efforts to issue sufficient qualifying capital securities during the 180-day period referred to above to repay the debentures and quarterly thereafter until the debentures are repaid in full, the failure to do so would not be an event of default or give rise to a right of acceleration or similar remedy until the final repayment date, and they will be excused from using their commercially reasonable efforts if certain market disruption events occur.

MFG Finance has the right to defer interest for 10 years without causing an event of default.

MFG Finance has the right to defer interest on the debentures for one or more consecutive interest periods of not more than 10 years. Although the guarantor and MFG Finance would be subject to the alternative payment mechanism after the earlier of the fifth anniversary of the commencement of the deferral period and the first interest payment date on which MFG Finance makes any payment of current interest during a deferral period, if the guarantor is unable to raise sufficient eligible proceeds, MFG Finance may fail to pay accrued interest on the debentures for a period of up to 10 consecutive years without causing an event of default. During any such deferral period, holders of debentures will receive limited or no current interest payments on the debentures and, so long as the guarantor and MFG Finance are otherwise in compliance with their respective obligations, such holders will have no remedies against the guarantor or MFG Finance for nonpayment unless MFG Finance fails to pay all deferred interest within 30 days of the conclusion of a 10-year deferral period.

MFG Finance’s ability to pay deferred interest is limited by the terms of the alternative payment mechanism, and is subject to market disruption events and other factors beyond its control.

If MFG Finance elects to defer interest payments, then, commencing on the earlier of (i) the fifth anniversary of the commencement of a deferral period or (ii) the date of the first payment of current interest during a deferral period, neither the guarantor nor MFG Finance will be permitted under the indenture to pay deferred interest on the debentures from any source other than the guarantor’s issuance of common shares, qualifying preferred shares and mandatorily convertible preferred shares up to a preferred shares issuance cap and qualifying warrants (as such terms are defined under “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism”). This limitation does not apply if (i) the deferral period is terminated as permitted under the indenture on the interest payment date following certain business combinations, (ii) an event of default resulting in the acceleration of the debentures has occurred and is continuing or (iii) if otherwise required at the time by any applicable regulatory authority. In those circumstances, MFG Finance will be permitted, but not required, to pay deferred interest with cash from any source, all as described under “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism”. Although failure of the guarantor and MFG Finance to comply with their respective obligations with respect to the alternative payment mechanism will breach the indenture, it will not constitute an event of default thereunder or give rise to a right of acceleration or similar remedy.

The occurrence of a market disruption event may prevent or delay a sale of qualifying APM securities pursuant to the alternative payment mechanism and, accordingly, the payment of deferred interest on the debentures. Market disruption events include events and circumstances both within and beyond the guarantor’s control, such as the failure to obtain approval of a regulatory authority (including any securities exchange) or governmental authority to issue qualifying APM securities, notwithstanding its continuous commercially reasonable efforts. Moreover, the guarantor may encounter difficulties in successfully marketing its qualifying

APM securities, particularly during times it is subject to the restrictions on dividends as a result of the deferral of interest on the debentures. If the guarantor does not sell sufficient qualifying APM securities to fund deferred interest payments in these circumstances, MFG Finance will not be permitted to pay deferred interest to the holders, even if it has cash available from other sources. See “Description of the Junior Subordinated Debentures—Option to Defer Interest Payments”, “—Alternative Payment Mechanism” and “—Market Disruption Events”.

The indenture limits the number of common shares, qualifying warrants and mandatorily convertible preferred shares that the guarantor may sell to pay deferred interest.

The maximum amount of common shares, qualifying warrants and mandatorily convertible preferred shares that the indenture permits the guarantor to sell to pay deferred interest at any time is the share cap amount, which will initially be             million shares and may be adjusted after the offering as described under “Description of the Debentures—Alternative Payment Mechanism”. If the number of common shares of the guarantor that it needs to sell in order to pay deferred interest in full, including the number of shares issuable upon exercise of qualifying warrants or conversion of mandatorily convertible preferred shares sold pursuant to the alternative payment mechanism, exceeds the then-current share cap amount, MFG Finance may continue to defer interest, and such deferral will not constitute an event of default or give rise to a right of acceleration or similar remedy unless it extends beyond the date which is 10 years following the first interest payment date on which MFG Finance deferred interest.

The indenture limits the guarantor’s obligation to raise proceeds from the sale of common shares to pay deferred interest during the first five years of a deferral period and generally does not obligate it to issue mandatorily convertible preferred shares or qualifying warrants.

The indenture does not require the guarantor to raise proceeds from the sale of common shares (or, if it has amended the definition of qualifying APM securities to eliminate common shares , as discussed in “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism”, qualifying warrants) to pay deferred interest during the first five years of any deferral period in excess of an amount referred to as the common equity issuance cap. The common equity issuance cap takes into account all sales of common shares and qualifying warrants under the alternative payment mechanism for that deferral period. Once the guarantor reaches the common equity issuance cap for a deferral period, it will no longer be obligated to sell common shares (or, if it has amended the definition of qualifying APM securities to eliminate common shares, qualifying warrants) to pay deferred interest relating to such deferral period unless such deferral extends beyond the date which is five years following its commencement. Although the guarantor has the right to sell common shares if it has reached the common equity issuance cap but has not reached the share cap amount, it has no obligation to do so. In addition, the sale of mandatorily convertible preferred shares or qualifying warrants to raise proceeds to pay deferred interest is an option that the guarantor has, but in general it is not obligated to sell mandatorily convertible preferred shares or qualifying warrants and no party may require it to. See “Description of the Junior Subordinated Debentures—Alternative Payment Mechanism”.

The guarantor and MFG Finance have the ability under certain circumstances to narrow the definition of qualifying APM securities.

The guarantor and MFG Finance may, without the consent of the holders of the debentures, amend the definition of qualifying APM securities in the indenture for the purposes of the alternative payment mechanism to eliminate mandatorily convertible preferred shares, common shares or qualifying warrants (but not both common shares and qualifying warrants) from the definition if an accounting standard or interpretive guidance of an existing standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States becomes effective so that there is more than an insubstantial risk that the failure to do so would result in a reduction in the guarantor’s earnings per share as calculated for financial reporting purposes. The elimination of either mandatorily convertible preferred shares, common shares or qualifying warrants from the definition of qualifying APM securities, together with continued application of the preferred shares issuance cap, may make it more difficult for the guarantor to succeed in selling sufficient qualifying APM securities to fund the payment of deferred interest.

You will have limited rights of acceleration if the guarantor or MFG Finance fails to comply with its obligations and restrictions under the terms of the debentures.

The remedies for any breach by the guarantor or MFG Finance of its obligations under the alternative payment mechanism, the limitation on the source for payments of deferred interest, the restrictions imposed in connection with any optional deferral of interest payments and their obligation to raise sufficient net cash proceeds from the issuance of qualifying capital securities to permit the repayment of the subordinated debentures on or after the scheduled maturity date are all limited. The failure to comply with these obligations and restrictions would not constitute an event of default or give rise to a right of acceleration or similar remedy under the terms of the indenture.

Deferral of interest payments could adversely affect the market price of the debentures.

MFG Finance currently does not intend to exercise its right to defer payments of interest on the debentures. However, if it exercises that right in the future, the market price of the debentures is likely to be affected. As a result of the existence of the deferral right, the market price of the debentures may be more volatile than the market prices of other securities that are not subject to optional deferral. If MFG Finance does defer interest on the debentures and you elect to sell debentures during the deferral period, you may not receive the same return on your investment as a holder that continues to hold its debentures until the payment of interest at the end of the deferral period.

If MFG Finance defers interest payments on the debentures, you will be required to accrue income, in the form of original issue discount, for United States federal income tax purposes during the period of the deferral in respect of the debentures, even if you normally report income when received and even though you may not receive the cash attributable to that income during the deferral period. You will also not receive any deferred interest on the debentures if you sell debentures before the record date for such deferred interest, even if you held the debentures on the date that the payments would normally have been paid. See “Material U.S. Federal Tax Considerations—Interest Income and Original Issue Discount”.

Claims would be limited upon bankruptcy, insolvency or receivership.

In certain events of the guarantor’s or MFG Finance’s bankruptcy, insolvency or receivership prior to the redemption or repayment of any debentures, whether voluntary or not, a holder of debentures will have no claim for, and thus no right to receive, deferred and unpaid interest that has not been settled through the application of the alternative payment mechanism to the extent the amount of such interest exceeds the sum of (x) the interest that relates to the two earliest years of any deferral period on the debentures (and compounded interest thereon) for which interest has not been paid and (y) an amount equal to such holder’s pro rata share of the excess, if any, of the preferred shares issuance cap over the aggregate amount of net proceeds from the sale of qualifying preferred shares and unconverted mandatorily convertible preferred shares that MFG Finance has applied to pay such deferred interest pursuant to the alternative payment mechanism. Each holder of debentures is deemed to agree that, to the extent the claim for deferred interest exceeds the amount set forth in clause (x), the amount it receives in respect of such excess shall not exceed the amount it would have received had the claim for such excess ranked pari passu with the interests of the holders, if any, of qualifying preferred shares.

There may be no trading market for the debentures.

MFG Finance does not intend to apply for listing of the debentures on the New York Stock Exchange or any other securities exchange and although the guarantor and MFG Finance have been advised that certain underwriters intend to make a market in the debentures, the underwriters are not obligated to do so and may discontinue market making at any time. Accordingly, no assurance can be given as to the liquidity of, or trading markets for, the debentures.

General market conditions and unpredictable factors could adversely affect market prices for the debentures.

There can be no assurance about the market prices for the debentures. Several factors, many of which are beyond the control of the guarantor and its subsidiaries, will influence the market value of the debentures. Factors that might influence the market value of the debentures include:

•	whether MFG Finance is deferring interest or is likely to defer interest on the debentures;

•	the guarantor’s creditworthiness, operating results and prospects;

•	the market for similar securities;

•	the general level of interest rates; and

•	economic, financial, geopolitical, regulatory or judicial events that affect the guarantor or the financial markets generally.

Accordingly, the debentures that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to their cost.

MFG Finance may redeem the debentures at any time. The redemption price will not include any make-whole amount after               , 2017 or if all of the debentures are redeemed within 90 days after a change of control event. If MFG Finance is required to pay the make-whole amount, such amount may be less than would otherwise apply where the redemption occurs after there is a challenge to the tax characterization or certain changes occur relating to the rating agency treatment of the debentures.

MFG Finance may redeem any or all of the debentures at any time. In the case of a redemption prior to               , 2017, the redemption price will be equal to (a) 100% of the principal amount of the debentures in the case of a redemption of all, but not less than all, of the debentures within 90 days after a change of control event occurs, or (b) otherwise, the greater of (i) 100% of the principal amount of the debentures being redeemed and (ii) the applicable make-whole amount, in each case plus any accrued and unpaid interest. In the case of a redemption of all of the debentures prior to               , 2017 in connection with certain changes in the rating agency credit or tax treatment accorded to the debentures, the make-whole amount will be lower than would otherwise apply. If the debentures were redeemed, the redemption will be a taxable event to you. In addition, you may not be able to reinvest the money you receive upon redemption of the debentures at the same rate as the rate of return on the debentures. See “Description of the Junior Subordinated Debentures—Redemption”.

An IRS pronouncement or threatened challenge resulting in a tax event could occur at any time. Similarly, changes in rating agency methodology could result in the debentures being redeemed earlier or at a lower redemption price than would otherwise be the case. See “Description of the Junior Subordinated Debentures—Redemption“ for a more detailed description of those events.

There can be no assurance that the IRS or a court will agree with the characterization of the debentures as indebtedness for United States federal income tax purposes.

The debentures are novel financial instruments and there is no statutory, judicial or administrative authority that directly addresses the United States federal income tax treatment of securities similar to the debentures. Thus, no assurance can be given that the IRS or a court will agree with the characterization of the debentures as indebtedness for United States federal income tax purposes. If, contrary to the opinion of MFG Finance’s special tax counsel, the debentures were recharacterized as shares of stock of MFG Finance, payment on the debentures to non-U.S. holders would generally be subject to the United States federal withholding tax at a rate of 30% (or such lower applicable treaty rate). If the debentures were so treated, the debentures owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death would be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provided otherwise, and therefore, might be subject to U.S. federal estate tax. See “Material U.S. Federal Tax Considerations”.

Risks Related to Our Industry and Business

Changes in U.S. and international market factors that reduce trading volumes or interest rates could significantly harm our business.

We generate revenues primarily from transaction fees we earn from executing and clearing client trades and from interest income we earn on cash balances in our clients’ accounts. In fiscal 2007, we derived approximately 29.1% of our total revenues, and approximately 50.0% of our revenues, net of interest and transaction-based expenses, from executing and clearing client trades. Similarly, we derived approximately 65.9% of our total revenues, and approximately 29.4% of our revenues, net of interest and transaction-based expenses, in fiscal 2007 from net interest income. These revenue sources are substantially dependent on client trading volumes and prevailing interest rates.

Reduced trading volumes could hurt our business.

Our clients’ trading volumes are particularly dependent on their demand for exchange-traded and over-the-counter, or OTC, derivative products, which relate to interest rates, equities, foreign exchange and commodities. Demand for these products, in turn, is driven by a number of factors, one of the most significant being the volatility of the market prices of the underlying assets—that is, the extent to which and how rapidly those prices change during a given period. In general, demand for derivative products tends to rise when the volatility of the underlying assets is high and to decline when it is low. In recent years, volatility in the principal markets in which we operate has contributed to rising client trading volumes and thus rising revenues. Were we to enter a period of lower volatility in any of our principal markets in the future, our trading volumes and revenues may grow more slowly or even decline. Moreover, declines in trading volume could also make the markets less liquid—meaning that market participants could find it harder to sell or otherwise close out their trading positions when they want to—which would discourage active trading and further depress trading volumes. Diminished volatility could occur, for example, if interest rates were to remain unchanged or equity prices were to remain relatively flat for an extended period.

Trading volumes have also increased in recent years due to the growth and enhanced sophistication of significant market participants such as hedge funds. To the extent these trends do not continue, or to the extent that they reverse, demand for our services in many areas of our business would suffer. Trading volumes generated by significant market participants could decline for a variety of reasons. Market conditions in general could deteriorate, affecting many participants’ trading activities. Alternatively, one or more large market participants could suffer substantial losses that in turn could create a systemic financial risk and prompt other participants to curtail their trading. The latter type of “shock” events have occurred from time to time involving prominent hedge funds, such as Long Term Capital Management in 1998 and Amaranth in 2006.

Our trading volumes could also be adversely affected when the current bull markets in commodities and equities begin to recede or come to an end. In the past three years, prices in these markets have risen substantially, in some cases, such as oil and gas, to unprecedented levels. These bull markets have stimulated increasing demand for derivative products, and our trading volumes and revenues could be adversely affected as and when the current bull markets come to an end.

Changes in interest rates could hurt our business.

In most cases, our interest income is directly affected by the spread between the short-term interest rates we pay our clients on their balances and the short-term rates we earn from re-investing their cash. While these spreads have remained within a relatively constant range over time, they can widen or narrow when interest rate trends change. In addition, a portion of our interest income relates to client balances on which we do not pay interest and thus is directly affected by the absolute level of short-term interest rates. As a result, a portion of our interest income will decline if interest rates fall, regardless of the spreads that determine most of our interest income. Overall, interest rates have risen since 2004, which has helped us to manage our interest rate spreads effectively and has increased our interest income on non-interest bearing client balances, and thus has had a generally positive impact on our revenues. However, interest rate trends change periodically and, if spreads begin to narrow or rates begin to decline, our revenues could be adversely affected. Short-term interest rates are highly sensitive to factors that are beyond our control, including general economic conditions and the policies of various governmental and regulatory authorities.

Trading volumes and interest rates could be affected by many factors.

The volume of transactions our clients conduct with us and the rates at which we earn interest income on our clients’ balances are directly affected by a number of U.S. and international market factors that are beyond our control, including:

•	economic, political and market conditions;

•	broad trends in the brokerage and finance industry;

•	changes in levels of trading activity in the broader marketplace;

•	supply and demand for commodities;

•	financial strength of market participants;

•	price levels and price volatility in the derivatives, interest rate, equity, foreign exchange and commodity markets;

•	legislative and regulatory changes;

•	the actions of our competitors;

•	consolidation among exchanges;

•	the introduction of new products;

•	changes in cost and fee structures;

•	changes in government monetary policies;

•	the level and volatility of foreign exchange rates;

•	disruptions in markets due to terrorism, war or extreme weather events; and

•	inflation.

Any one or more of the factors listed above, or other factors, may contribute to a decline in trading volumes or fluctuation in interest rates. Any significant decline in trading volume in the financial markets generally, or the derivatives, interest rate, equity, foreign exchange or commodity markets in particular, or any significant change in short-term interest rate spreads or overall levels could have a material adverse effect on our business and operating results.

We face intense competition from other companies, and if we are not able to compete successfully with them, our business may be harmed.

The derivatives and cash brokerage industry is fragmented and competitive, and we expect that competition will continue to intensify in the future. We compete with numerous U.S. and non-U.S. brokers in one or more markets. Although no one competitor operates in all of our markets, two brokers (The Fimat Group and Calyon

Financial) compete in many of our markets, and both firms are subsidiaries of large, well capitalized financial institutions with global operations (Société Générale and Calyon, respectively). These two firms recently announced that they are engaged in exclusive discussions regarding a possible merger. In addition, affiliates of the largest commercial and investment banks, including Citi, Goldman Sachs, JPMorgan, Merrill Lynch, Morgan Stanley and UBS compete with us in key areas such as clearing services, which is a significant source of our revenues. We also compete with a large number of independent brokerage firms, such as R.J. O’Brien, as well as regional brokers in particular markets around the world.

Our competitors may have greater resources than we do.

Many of our competitors and potential competitors have larger client bases, more established name recognition and greater financial, marketing, technological and personnel resources than we do. These resources may enable them, among other things, to:

•	develop products and services that are similar to ours, or that are more attractive to clients than ours, in one or more of our markets;

•	provide products and services we do not offer or in more markets than we do;

•	provide execution and clearing services that are more rapid, reliable or comprehensive, or less expensive than ours;

•	offer products and services at prices below ours to gain market share and to promote other businesses, such as prime brokerage, in which we engage to only a limited extent;

•	offer better, faster and more reliable technology;

•	outbid us for desirable acquisition targets;

•	market, promote and sell their products and services more effectively; and

•	develop stronger relationships with clients.

Our competitors may be better capitalized than we are.

In particular, our competitors, especially the largest commercial and investment banking firms, may have access to capital in greater amounts and at lower costs than we do. As we describe further below in this section, access to capital is critical to our business to satisfy regulatory obligations and liquidity requirements. Among other things, access to capital determines our creditworthiness, which if perceived negatively in the market could materially impair our ability to provide clearing services and attract client assets, both of which are important sources of revenues. Access to capital also determines the degree to which we can expand our operations. Thus, if we are unable to maintain or increase our capital on competitive terms, we could be at a significant competitive disadvantage, and our ability to maintain or increase our revenues and earnings could be materially impaired. We are highly focused on risk-management in part because we do not enjoy the same access to capital as some of our competitors. As a consequence, we frequently require additional collateral protection from our clients beyond legally mandated levels. This practice has at times, and may continue to, place us at a competitive disadvantage. Moreover, as described further below, we have historically relied on Man Group to provide us with the capital we need. However, following our separation from Man Group, we need to develop new sources of capital and liquidity. These new sources may prove to be more costly and less reliable than the sources we have relied upon to date, and we may find it harder to compete with larger financial institutions than in the past.

We may not be competitive in developing regions.

We regard emerging international markets, particularly in the Asia/Pacific region, as an important area of potential growth for our business. Due to cultural, regulatory and other factors relevant to those markets, however, we may be at a competitive disadvantage in those regions relative to local firms or to international firms that have a well established local presence. In some regions, we may need to acquire local capacity or enter into joint ventures with local firms in order to gain a presence, and we may face intense competition from other international firms over relatively scarce opportunities for market entry. This competition could make it difficult for us to expand our business as planned.

New or existing competitors could make it difficult for us to maintain our current market share or increase it in desirable markets. Even if they do not significantly erode or limit our market share, they may offer their services at lower prices, and we may be required to reduce our fees significantly to remain competitive. A fee reduction without a commensurate reduction in expenses would decrease our profitability.

The current trend toward electronic trade execution has diminished the role of some brokers in the execution process. We must continue to offer attractive, value-added services to keep pace with this trend and other industry changes.

While clients have traditionally relied on brokers to execute orders by receiving them by telephone and routing them to exchanges, a growing number of exchanges have developed systems that permit orders to be routed through brokers electronically, thereby enabling clients to avoid more costly voice-execution services and pressuring brokers to lower their execution commission rates. In a number of cases, exchanges provide large clients with direct electronic access, enabling them to bypass brokers in the trade-execution process altogether, which is known as broker disintermediation. For example, some of our largest institutional clients are now able to execute orders on some exchanges directly by electronic means and, as a result, the portion of the fees we earn from these clients for execution services has, in some cases, declined relative to the portion we earn from providing clearing services for these trades. Although we believe that we are less vulnerable to this trend than other brokers, we expect to face increasing pressure to enhance the value-added execution services we can offer and to expand our role as a provider of clearing services in order to retain or expand our market share, as exchanges are devoting substantial resources to developing more efficient ways for clients to execute orders with reduced broker involvement. To the extent we are unsuccessful, our revenues and profitability will suffer. Additionally, market structure and practices in our industry could change significantly in other ways, including some we may not foresee and we may not be able to adapt to these changes on a timely and cost-effective basis. To the extent that we do not adapt as rapidly or efficiently to industry changes as our competitors do, our business will suffer.

Our business could be adversely affected if we are unable to retain our existing clients or attract new clients.

The success of our business depends on our ability to maintain and increase our client base. Our clients are particularly sensitive to the diversity and flexibility of the services, products, trading markets and regions that we make available and the quality, speed and reliability of our order execution and clearing services, as well as the costs of using our services. Because the financial services industry in general, and the futures brokerage industry in particular, are subject to rapid innovation in products and services, and particularly with regard to technological development, we face intense competitive pressure to continue enhancing our product and service offerings in order to maintain and increase our client base. To do so, we must continue to offer the breadth of trading options, the quality, speed and reliability of brokerage services and the pricing that clients desire. This will require not only continuing to perform at current levels but also finding ways to improve and diversify our client service on a regular basis. In particular, advanced, fast and reliable systems technology with global reach has been a critical aspect of client service, and we must be able to keep pace with the important innovations in our industry, which can be costly and present operational and other risks. We may also face more difficulties in attracting new clients if we fail to offer as broad a range of services as those of our competitors, such as investment banks, that also engage in non-brokerage businesses. Further, if our reputation for quality, speed and reliability is impaired, or if we fail to create new products and services or enter into new markets and regions, we may not be able to attract new clients, which may inhibit our growth.

Our clients are not obligated to use our services and can easily and quickly switch providers of execution and clearing services, transfer their positions or decrease their trading activity conducted through us at any time. This is particularly true for our institutional clients, who are sophisticated users of brokerage services, often have relationships with a number of competing brokers and generate a disproportionately large share of our client trading volume. As a result, we are vulnerable to potentially significant and sudden loss of revenues from our institutional client base. Similarly, while private clients in the past have generally been less likely to change brokers, their demand for brokerage services has generally been sensitive to broader market trends, so that a significant downturn or unusually heightened volatility in the derivatives or cash markets could lead to a substantial decline in revenues from our private client base. Many of our clients have longstanding relationships with individuals or teams within our company. To the extent any of those individuals or teams seek alternative employment, we may be in jeopardy of losing those clients.

We receive a significant amount of our private client business through our network of introducing brokers. Failure to maintain these relationships could adversely affect our business.

We have relationships with introducing brokers who assist us in establishing new client relationships and provide marketing and other services for a significant number of our clients for whom we execute and clear trades. We compensate these introducing brokers for introducing clients to us. Many of our relationships with introducing brokers are non-exclusive or may be terminated by the brokers on relatively short notice. In addition, our introducing brokers have no obligation to provide us with new client relationships or minimum levels of transaction volume. Our failure to maintain our relationships with these introducing brokers or the failure of these introducing brokers to establish and maintain client relationships would result in a loss of revenues, which could adversely affect our business. To the extent any of our competitors offers more favorable compensation to one of our introducing brokers, we could lose the broker’s services or have to increase the compensation we pay to retain the broker. Our relationships with our introducing brokers also may expose us to significant reputational and other risks. See “—Risks Related to Regulation and Litigation—We could be harmed by employee or introducing broker misconduct or errors that are difficult to detect and deter”.

If we fail to attract or retain highly skilled management and other employees, our business may be harmed.

Our future success depends in large part on our management team, who possess extensive knowledge and managerial skill with respect to the critical aspects of our business, including our ability to operate globally across multiple markets and to manage our risk. We rely in particular on Kevin R. Davis, our Chief Executive Officer, as well as other members of our management team. Failure to retain Mr. Davis or one or more members of our management team could adversely affect our ability to manage our business effectively and execute our business strategy.

Our business is also dependent on highly skilled employees who provide specialized brokerage services to our clients and oversee our compliance and technology functions. Many of these employees have extensive knowledge and experience in highly technical and complex areas of the derivatives and cash brokerage industry. Because of the complexity and risks associated with the futures brokerage business and the specialized knowledge required to conduct this business effectively, and because the growth in our industry has increased demand for qualified personnel, many of our employees could readily find employment at other firms if they chose to do so, particularly if we fail to continue to provide competitive levels of compensation. Many of our employees also have extensive institutional knowledge of our services, products, trading markets and client base. As many of them have long-standing relationships with particular clients, the departure of any such employees could adversely impact our relationships with those clients. If we fail to retain our current employees, it would be difficult and costly to identify, recruit and train replacements needed to continue conducting our business. In addition, if we fail to attract highly qualified personnel going forward, we may have difficulty expanding our business and our competitiveness may suffer. In particular, failure to retain and attract qualified compliance and systems personnel could result in execution errors or regulatory infractions.

Consequently, failure to retain and attract highly skilled employees—both management and non-management—could have a significant adverse effect on our business, financial condition and results of operations. Our ability to retain and attract these personnel will depend heavily on the amount of compensation we offer. Compensation levels in the brokerage industry are highly competitive and can fluctuate significantly from year to year. Consequently, our profitability could decline as we compete for personnel.

Our acquisition and growth strategy involves significant risks, and if we are unable to manage them effectively, our business will be materially harmed.

In the past, we have significantly expanded our business both organically and through acquisitions. We have made acquisitions to advance our strategic development, by extending our presence into markets we have previously not served, and to achieve earnings growth through economies of scale, by adding clients and business in markets we already serve. We have generally consummated acquisitions either by purchasing client accounts from other brokers or by acquiring entire brokerage units or businesses. In some cases, we have recruited other brokers’ client personnel.

In order to continue our growth, we expect to continue to acquire other companies, personnel or assets. Acquisitions entail numerous risks, including the following:

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difficulties in the integration and retention of acquired client accounts or personnel and, in cases where we acquire an entire company or unit, the integration and effective deployment of operations or technologies. For example, the timely transfer of client accounts is key to the success of our acquisitions and a failure to quickly integrate our software systems with those of an acquired company could result in errors or service disruptions, which would adversely impact our ability to maintain an ongoing relationship with any affected clients;

•	strain on our operational, information technology, compliance and financial systems and managerial controls and procedures, and the need to modify our systems or to add management resources;

•	unforeseen difficulties in the acquired operations and disruption of our ongoing business;

•	failure to achieve cost savings or other financial or operating objectives with respect to an acquisition;

•	amortization of acquired intangible assets, which would reduce future reported earnings;

•	possible adverse short-term effects on our cash flows or operating results;

•	increased regulatory oversight and obligations, including higher capital requirements;

•	diversion of management’s attention from other business concerns;

•	assumption of unknown material liabilities or regulatory non-compliance issues; and

•	failure to obtain necessary regulatory approvals in the event of a change in control or otherwise.

For example, when we acquired the Refco assets, we incurred substantial severance and other acquisition costs that reduced our net income and will continue to do so for a period of time. In addition, by rapidly expanding our futures and securities brokerage operations through recent acquisitions, our compliance and supervisory functions have had to assume greater responsibility, which could undermine their effectiveness, and we have had to devote additional resources to these functions.

Competition for suitable acquisition targets is intense. Many of our largest competitors have substantially greater financial resources than we do and are able to outbid us on the most desirable targets. We may lack the financial resources necessary to consummate acquisitions in the future or may be unable to secure financing on favorable terms. We may not be able to identify suitable acquisition targets, or to complete any transactions we identify on sufficiently favorable terms, to meet our strategic goals. We also may be unable to obtain regulatory or other governmental approvals that may be necessary to complete acquisitions. In addition, any future acquisitions may entail significant transaction costs and risks associated with entry into new markets. Even when we complete an acquisition, we may not realize the benefits we expected to attain.

Organic growth presents risks similar to those associated with acquisitions. In particular, if we expand our operations too rapidly or otherwise beyond our ability to manage them effectively, we could encounter serious operational issues. Among other things, our ability to manage risk and ensure regulatory compliance could be impaired and result in financial loss or regulatory violations, any of which could adversely affect our business and financial performance.

Failure to manage these acquisition and other growth risks could have a material adverse effect on our business, financial condition and operating results. If we continue to make acquisitions with similar or greater frequency, these risks could be magnified and our personnel and other resources could become subject to additional strain.

We do not have and cannot provide reliable historical financial information for the Refco assets we purchased.

In October 2005, Refco announced that it had discovered accounting fraud at the company implicating members of its senior management. The announcement prompted Refco clients to withdraw substantial amounts of assets from their accounts, which ultimately caused several Refco entities to file for bankruptcy. In November 2005, we purchased client brokerage accounts and other assets from regulated subsidiaries of Refco for $304.9 million. While the Refco clients whose accounts we purchased withdrew many of their assets prior to our purchase, we have worked since the acquisition to re-build the asset levels in the accounts we purchased. Thus, the Refco assets have become an important part of our business. During fiscal 2007, they accounted for approximately 11.3% of our total revenues, approximately 18.8% of our revenues, net of interest and transaction-based expenses, and approximately 12.3% of our income before provision for income taxes. These assets accounted for approximately 7.8% of our total assets at the end of fiscal 2007. In addition, we have sought to attract a number of former Refco clients who closed their accounts before the acquisition, and a substantial number of them have opened new accounts with us since the acquisition. (We did not purchase these new accounts and they are not part of the Refco assets.) See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Acquisition of Refco Assets”. The trustee for one of the Refco entities has notified us of its position that approximately $57 million (calculated as of the closing date of the acquisition) of the Refco assets we acquired, which consist mainly of shares in the Chicago Mercantile Exchange, should not have been transferred to us as part of the acquisition. See “Our Business—Legal Proceedings—Refco LLC Exchange Seats”.

Because we acquired the Refco assets primarily in asset transactions, separate historical financial statements for the specific assets we purchased do not exist, and we have no right of access to the accounting records of the Refco entities that sold these assets to us. Moreover, because the amount of assets in the client accounts that we purchased shrank dramatically between Refco’s October 2005 fraud acknowledgment and our purchase of those accounts in November 2005, we believe that any Refco financial statements relating to pre-acquisition periods would not contain meaningful information for investors. As a result, this prospectus does not include historical financial statements for the Refco assets for periods prior to the acquisition in November 2005 or pro forma financial statements showing the impact of the acquisition on our results of operations and financial condition prior to the acquisition.

Although our combined financial statements included in this prospectus reflect the performance of the Refco assets during the 16 months following the acquisition, this post-acquisition information does not necessarily indicate how the Refco assets performed historically prior to the acquisition.

The Refco acquisition is the largest acquisition we have made to date, and the Refco assets are an important part of our business. However, because we are unable to provide financial statements reflecting the performance of these assets prior to the acquisition, it may be more difficult for you to evaluate the possible future performance of these assets and their impact on our business than would otherwise be the case.

Our international operations present special challenges that we may not be able to meet and this could adversely affect our financial results.

We currently conduct business internationally and plan to expand our international operations. Our most significant international markets are in Europe, and expanding our business in emerging markets in the Asia/Pacific region is an important part of our growth strategy. During fiscal 2007, we generated approximately 58.5%

of our revenues, net of interest and transaction-based expenses, outside North America and 8.6% outside North America and Europe. We face significant risks in doing business in international markets, particularly in developing regions. These risks include:

•	less developed technological infrastructure and higher costs, which could make our products and services less attractive or accessible in emerging markets;

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difficulty in complying with the diverse regulatory requirements of multiple jurisdictions, which may be more burdensome, not clearly defined and subject to unexpected change, potentially exposing us to significant compliance costs and regulatory penalties;

•	inability to enforce contracts in some jurisdictions;

•	difficulties and costs associated with staffing and managing foreign operations, including reliance on newly hired local experts;

•	fluctuations in foreign currency exchange rates;

•	tariffs and other trade barriers;

•	currency and tax laws that may prevent or restrict the transfer of capital and profits among our various operations around the world; and

•	time zone, language and cultural differences among personnel in different areas of the world.

In addition, in order to be competitive in these local markets, or in some cases because of restrictions on the ability of foreign firms to do business locally, we may seek to operate through joint ventures with local firms as, for example, in India, where we own a 70.2% interest in Man Financial-SIFY Securities India Private Ltd., and in Taiwan, where we own a 20% interest in Polaris Man Financial Futures Co. Ltd, which is a publicly traded company. Doing business through joint ventures may limit our ability to control the conduct of the business and could expose us to reputational and perhaps greater operational risks. Given the intense competition from other international brokers that are also seeking to enter these fast-growing markets, we may have difficulty finding suitable local firms willing to enter into the kinds of relationships with us that we may need to gain access to these markets.

Further, we and our subsidiaries are organized in a number of jurisdictions, which could have adverse tax consequences for our business. For example, withholding taxes may apply on payments of interest and dividends from our subsidiaries to us or among our subsidiaries, which could limit our operating flexibility and adversely affect our earnings, unless such withholding is reduced or eliminated by an applicable treaty among the relevant jurisdictions. In some cases there are no such treaties and in others where treaties exist, treaty eligibility may depend on the residency of the holders of our common shares. Because our common shares are now publicly traded, there can be no assurance that the necessary proportion of our common shares will be held by residents of the requisite jurisdiction, as provided by the relevant treaty. In addition, the pricing of our intercompany transactions may, from time to time, be subject to review by the relevant tax authorities. A challenge to our intercompany pricing policies could have an adverse effect on our business.

Regulatory liberalization may not continue in developing regions.

We have benefited from recent regulatory liberalization in several emerging markets in developing regions, such as India, which has enabled us to increase our presence in those markets. Our ability to continue to expand our presence in the Asia/Pacific region, however, will depend to an important extent upon continued evolution of the regulatory environment in several markets, and there is no assurance that the favorable regulatory trends of recent years will continue. Moreover, we currently have only a limited presence in a number of significant Asian markets and may not be able to gain a significant presence there unless and until regulatory barriers to international firms in certain of those markets, particularly China, are modified. Consequently, we cannot assure you that our recent success in the Asia/Pacific region, such as in India, will continue or that we will be able to develop our business in emerging markets as we currently plan.

Some developing regions may be unstable.

Our operations in some emerging markets may be subject to the political, legal and economic risks associated with politically unstable and less economically developed regions of the world, including the risks of war, insurgency, terrorism and government appropriation. For example, we do business in countries whose currencies may be less stable than those in our primary markets. Currency instability or government imposition of currency restrictions in these countries could impede our operations in the foreign exchange markets in these countries and our ability to realize the value of collateral held in local currencies. In addition, emerging markets may be subject to exceptionally volatile and unpredictable price movements that can expose clients and brokers to sudden and significant financial loss. Trading in these markets may be less liquid, market participants may be less well capitalized and market oversight may be less extensive, all of which can increase trading risk, particularly in markets for derivatives, commodities and currencies. Substantial trading losses by clients or client or counterparty defaults, or the prospect of them, in turn, can drive down trading volumes—and brokerage revenues—in these markets.

Fluctuations in currency exchange rates could reduce our earnings.

While our revenues and expenses are denominated primarily in U.S. dollars, British pounds and euros, the largest percentage of our revenues is denominated in U.S. dollars while the largest percentage of our non-U.S. expenses is denominated in British pounds and euros. As a result, our earnings can be affected by changes in the U.S. dollar/British pound and U.S. dollar/euro exchange rate. For example, a decline in the value of the U.S. dollar relative to the value of the British pound or euro can cause our expenses to rise faster than our revenues and thus reduce our earnings, and a rise in the value of the U.S. dollar relative to the British pound or euro can have the opposite effect. Such changes have occurred and placed downward or upward pressure on our earnings in recent years. While we seek to mitigate our exposure to currency exchange rates through hedging transactions, these efforts are not always successful. Thus we realized net currency translation losses totaling $1.0 million for fiscal 2007 and $10.8 million for fiscal 2005, and net currency translation gains of $11.3 million for fiscal 2006. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Market Risk”. Adverse trends in currency exchange rates could have an adverse effect on our earnings, and while we have realized net currency translation gains in the most recent periods, we could incur significant currency translation losses again in the future. Moreover, changes in currency exchange rates from one period to the next could make period-to-period comparisons of our performance—historically as well as in the future—more difficult.

Our operating results are subject to significant fluctuations due to seasonality and, as a result, our operating results in any particular period may not be a reliable indicator of our future or annual performance.

In the past, our business has experienced seasonal fluctuations, reflecting reduced trading activity during summer months, particularly in August. We also generally experience reduced trading activity in December due to seasonal holidays. In addition, trading in some commodity derivatives, such as energy, is affected by the supply of, and demand for, the underlying commodity, which is seasonal and may change significantly. We also may experience reduced revenues in a quarter due to a decrease in the number of business days in that quarter. As of result of these seasonal fluctuations, our operating results in any particular period may not be a reliable indicator of our future or annual performance.

Risks Related to Our Capital Needs and Financial Position

We must maintain substantial amounts of capital and liquidity to conduct and grow our business.

Our ability to provide clearing services, which is a critical part of our business, depends heavily on our ability to obtain capital. In order to serve as a clearing broker, we must maintain capital at or above specified minimum levels required by various regulators throughout the world, and our failure to do so could expose us to significant penalties and sanctions as we describe under “—Risks Related to Regulation and Litigation—We are required to maintain high levels of capital, which could constrain our growth and subject us to regulatory sanctions”. In order to protect ourselves against the risk of default by our clearing clients, we must also maintain capital at levels determined in accordance with our internal risk-management guidelines, which in many cases are more stringent than the capital requirements of our regulators. Thus, as a clearing broker, we must maintain capital not only to comply with applicable laws and regulations but to manage the risks inherent in our clearing operations in accordance with guidelines that we believe to be appropriate. Moreover, the level of capital that we maintain determines the extent to which we may expand our clearing operations; if we increase our capital, our clearing operations can grow, but if our capital is reduced due to financial loss, our clearing operations may decline.

The amount of capital we maintain also determines our creditworthiness and, therefore, the way we are perceived by clients and our ability to attract client assets. Liquidity, or ready access to these funds, is also essential to our operations and to our clients’ willingness to clear their transactions through us. Clients will clear their trades—and clearinghouses and other clearing firms will deal—only with firms that are regarded as well capitalized and having sufficient liquid assets, and that maintain acceptable credit ratings from the independent rating agencies such as Fitch, Moody’s and S&P. In addition, our clearing contracts for investment products managed by Man Investments, as well as a number of our bilateral contracts in the OTC markets, include ratings maintenance requirements. Thus, if we are unable to maintain capital at levels that the rating agencies or the market generally consider appropriate for our business, if we experience actual or perceived liquidity issues, or if for any other reason the market loses confidence in our financial condition, we will be unable to provide competitive clearing services, which are a major part of our business, and our clients will withdraw assets from their accounts, which would impair a substantial source of our interest income. Any announcement by a rating agency that our credit rating is being downgraded, or even that we are being placed on “creditwatch” with potential negative implications, for example, could have a serious adverse impact on our results of operations and perhaps our financial condition. Moreover, concerns about our credit rating may limit our ability to pursue acquisitions and, to the extent we pursue acquisitions that affect our credit rating, our business may suffer. To avoid a situation where our credit rating is at risk, we may need to limit the growth of our business or even to reduce our operations or sell assets. We could also be compelled to raise additional capital on unfavorable terms, which in the case of debt capital could result in substantial additional interest expense and lower earnings and in the case of equity capital could result in substantial dilution to our shareholders.

For these reasons, we must maintain continuous access to adequate and sufficiently liquid sources of capital on acceptable terms. Failure to do so could have severe consequences from a regulatory, risk-management or credit perspective. Even a less severe outcome, such as retaining the ability to obtain capital but only at a higher cost, could significantly increase our interest expense and impair our earnings.

Our separation from Man Group could adversely affect our ability to obtain capital.

Until recently, we operated as a division of Man Group. Because of Man Group’s substantial resources, we were able to obtain capital when needed and benefited from Man Group’s consolidated credit rating. As a result of our separation from Man Group, we need to develop and maintain our own sources of capital and to establish and maintain credit ratings on a stand-alone basis. Our objective is to do so in a manner that will enable us to continue to conduct and expand our business as we have in the past. However, we cannot assure you that, on a stand-alone basis, our credit rating will be as favorable, or that we will be able to manage our cost of capital as effectively, as in the past.

The Recapitalization will require us to obtain additional financing in the near future.

Through one of our U.S. finance subsidiaries, MF Global Finance USA Inc., we recently borrowed approximately $1.4 billion in a short-term “bridge” loan from several financial institutions, including affiliates of several of the underwriters in this offering. MF Global has guaranteed the repayment of these borrowing under the bridge loan. We used a portion of the net proceeds from the bridge loan to repay our outstanding borrowings owed to Man Group and third parties, which substantially increased the portion of our indebtedness owed to unaffiliated third parties.

Under the terms of the bridge loan, we must repay the outstanding principal within one year after the loan is made. If we do not ultimately repay the principal by the due date, the lenders will be entitled to declare a default. The bridge loan also subjects us to some covenants that could restrict our operating flexibility, including our ability to incur additional debt, grant liens on our assets and sell assets or merge. The terms of the bridge loan are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”.

We intend to use the proceeds of this offering of debentures and the proceeds of our concurrent offering of senior notes to replace the bridge loan. The two offerings are not conditioned on one another and may not be consummated at the same time. Our decision to proceed with the offering of the senior notes will be made independently, subject to market conditions, from our decision to proceed with this offering. We cannot assure you that we will be able to raise sufficient funds to repay the bridge loan in its entirety. Our ability to fully replace the bridge loan will depend on market conditions as well as our financial performance and credit ratings, factors that we do not entirely control. If we are unable to replace the bridge loan within a relatively short period of time, our financial condition could be impaired.

Even if we are able to fully replace our bridge loan as currently planned, we expect that our capital needs going forward will be greater than they were prior to our separation from Man Group. For example, because of pending changes in U.K. regulations, the amount of regulatory capital we are required to maintain to support our current operations will increase substantially on January 1, 2008. We will also need to increase our regulatory capital—as well as the capital required under our internal risk-management guidelines—in order to expand our operations and make acquisitions in the future as we currently intend to do. See “—Risks Related to Regulation and Litigation”. Thus, we may need to incur additional debt or sell additional equity in the future in order to expand or even to maintain our business. If our debt increases in the future, our earnings, our credit ratings and our business could be adversely affected. We cannot assure you that our clients, the rating agencies, our lenders or our regulators will regard our capital position or financial strength going forward as favorably as they have in the past, that we will be able to obtain the additional capital we will need to sustain and grow our business on favorable terms or that our separation from Man Group will not have a material adverse effect on our access to capital and thus on our business.

Our clearing operations expose us to significant client and counterparty default risks.

When we clear transactions for our clients, either on an exchange or in the OTC markets, we are responsible for their performance to the other party to the transaction, which exposes us to the risk of default by our clients. Clients may default on their payment or delivery obligations for any number of reasons, including insolvency or lack of liquidity and operational failure. They may also claim error in the execution process and refuse to perform. In these situations, clients are generally obligated to maintain margin—cash or other liquid collateral—in amounts sufficient to secure their obligations to perform at all times while they maintain open positions. However, we may fail to monitor their positions and evaluate their risk exposures accurately, and thus fail to require that they post adequate margin initially or fail to increase their margin when necessary to keep pace with market movements that may increase their obligations from time to time. Additionally, we may extend credit to a limited number of corporate and institutional clients and within specified limits may waive or fund the margin requirements applicable to them. These actions could increase our losses from any potential default. If a default occurs, we may be unable to realize proceeds from the sale of the collateral sufficient to cover our exposure, perhaps because we are unable to act quickly enough to avoid a substantial decline in the value of the collateral or because market conditions may make it difficult to liquidate a defaulting client’s position quickly. This could be the case in times of market stress, which are precisely the times when defaults may be most likely to occur. For example, the collapse of Enron in 2001 and, more recently, sharp price declines in the Indian equities markets in the spring of 2006, led to substantial stress and defaults in some of our markets, and while we did not incur any significant losses in those situations, we cannot assure you that we will be able to avoid significant losses when periods of market stress and defaults occur in the future. Among other things, our risk-management models may not accurately anticipate the impact from market stress.

In particular, systemic shocks could result from highly leveraged market participants, such as one or more large hedge funds, defaulting on their obligations to their brokers, who in turn could default on their obligations to counterparties. We may not be adequately prepared to handle such events, which may disrupt the financial markets and result in financial losses in the near term and reduced trading activity and profitability in the longer term.

Moreover, when we act as a clearing broker, we are also responsible to our clearing clients for performance by the other party to the transaction. While the other party is often a clearinghouse (through “novation” or substitution), in some OTC trades it may be another clearing broker or even a counterparty and, unless the other side is a counterparty, we generally do not receive collateral to secure its obligations. In addition, if a clearing member defaults on its obligations to a clearinghouse in an amount larger than its margin and clearing fund deposits, the shortfall is absorbed pro rata from the deposits of other clearing members. Such a default by a clearing member of a clearinghouse of which we are also a clearing member could result in losses to us, including losses resulting from the defaults of other market participants. Thus, we are exposed to the risks of clearinghouse, clearing broker and counterparty default and, in the case of clearinghouses and clearing brokers, without collateral to offset these risks.

Although we regularly review our credit exposures to specific clients to address our credit concerns, default risk may arise from events or circumstances that are difficult to detect, foresee or evaluate. In addition, concerns about, or a default by, one large participant in a particular market could lead to significant liquidity problems for other participants in that or related markets, leading in turn to losses or defaults by the other participants, which may include our clients and clearing counterparties, that could expose us to significant loss. We may be materially and adversely affected in the event of a significant default by any of our clients and clearing counterparties.

We also rely on the efficient functioning of settlement systems operated by third parties to conduct our operations, and any failure of these systems could result in substantial losses to us from failed trades and client or counterparty defaults. We also maintain large cash deposits and liquid investments at various banks and thus could lose substantial assets if these banks encountered financial difficulty. In addition, we deal extensively with non-clearing members of various exchanges, which have more limited financial resources than members that are authorized by exchanges to provide clearing services. Similarly, we engage in stock lending and repurchase agreements with various clients, and we could incur substantial losses in the event that these third parties fail to perform their obligations to deliver or repurchase securities, whether because of financial difficulty, inability to locate securities due to market conditions or any other reason.

For an analysis of our credit risk—that is, the possibility that we may suffer losses from the failure of clients, counterparties and borrowers to meet their financial obligations to us—please refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk”, which includes information about default losses we have incurred and an analysis of our credit exposure based on our internal rating categories. The amount of default losses in prior periods is not necessarily indicative of the amount of losses we may suffer in any future period; losses in future periods could be substantial.

Derivative transactions are subject to unique risks, which may increase the risk of client default and thus our exposure to financial loss.

Unlike cash products, derivative transactions involve a significant degree of leverage, meaning that potential gains or losses from these trades could be substantially greater than the amount invested. As a result, our clients who trade in derivative products have greater exposure to loss from movements in market prices. This, in turn, increases the risk of default by our clients and thus our potential for financial loss. In addition, derivative trades in OTC markets are often effected without the benefit of a clearinghouse, which exposes us to counterparty credit risk when we act as a clearing broker for our clients. Moreover, derivative transactions generally involve longer settlement periods than cash trades—that is, the parties’ obligations to make payments or deliveries extend over longer periods of time and may involve multiple payments or deliveries. As a result, derivative transactions frequently involve credit and market risks for longer periods of time and are often accompanied by hedging and collateral arrangements. The longer settlement periods, as well as the related hedging and collateral arrangements, make derivative transactions and the parties’ performance of their obligations more complex and may result in mismatches or delays in the timing of cash flows due from one party to the other, thus increasing the parties’ need for cash to fund potential timing shortfalls and, ultimately, the risk of losses due to default, human error, system failure or other shortcomings in our risk-management function.

Because derivative transactions can involve greater market, credit, liquidity and operational risks than cash trades, we also face a greater risk that our clients may seek to hold us responsible when they suffer financial losses on their trades, on the ground that these trades were not suitable for them or that the risks were not fully disclosed or were misrepresented to them. In addition, clients may claim that we breached a fiduciary duty allegedly owed to them. These risks are likely to be greatest with regard to our private clients but may exist across all client groups. The relatively complex nature of derivative transactions also makes it more difficult to monitor, evaluate and manage the risks associated with these trades, and thus makes us more vulnerable to the risk of client default.

While we take positions for our own account primarily to facilitate client trades on a matched-principal basis, our principal transactions nevertheless expose us to market risk.

When we take positions for our own account, we do so primarily to execute client orders and not for directional purposes—i.e., not for the purpose of profiting from anticipated changes in market prices. Moreover, when we execute client orders in this manner we do so on a matched-principal basis, by entering into the requested trade for our own account and contemporaneously entering into an offsetting trade with another party. However, executing client orders on this basis exposes us to market risks for brief periods—that is, to the risk that market prices will change before we are able to enter into an offsetting trade that eliminates our exposure to loss from changes in market prices. We believe this risk is limited by the fact that we are generally able to find an offsetting trade relatively quickly, often within minutes and generally on the same trading day, but we are not able to do so in all cases. In addition, the offsetting trades may not always be perfectly matched in terms of their duration or other aspects, and thus may not eliminate our exposure to market risk entirely.

In addition, we take positions for our own account in order to hedge our exposure to changes in foreign currency exchange rates and interest rates risks that are inherent in the international character and financial focus of our operations. Because of the limitations and uncertainties inherent in hedging strategies, however, our exposure to market risk from these transactions is not fully offset and may not always be fully known.

Overall, we believe that our exposure to market risk is substantially lower than it would be if we took positions for our own account primarily for directional purposes rather than primarily to facilitate client trades on a matched basis and to hedge and manage our corporate assets. However, for the reasons noted above, our trading practices do not eliminate market risk entirely, and we may incur trading losses from time to time. We cannot assure you that we will not incur significant losses at any time in the future, particularly in the event of severe market stress. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Market Risk”.

Our risk-management methods might not be effective, which could negatively impact our business.

For us to manage the significant risks inherent in our business, we must maintain effective policies, procedures and systems that enable us to identify, monitor and control our exposure to market, credit, operational, legal and reputational risks. While we believe that our disciplined approach to risk management, and the diversified nature of our client risk exposures, help us to manage the risks in our business, our efforts to do so may not be effective. For a description of our risk-management systems, see “Our Business—Risk Management”. Our risk-management methods focus on monitoring each client’s potential exposure at default – that is, our potential exposure to loss in the event that the client defaults – and adjusting that client’s margin requirements accordingly in an effort to ensure that their collateral is sufficient to secure their performance obligations on their open positions. This function requires, among other things, that we properly record and verify hundreds of thousands of transactions and events each day, and that we continuously monitor and evaluate the size and nature of our clients’ positions and the associated risks. We must rely upon our analysis of information regarding markets, personnel, clients or other matters that are publicly available or otherwise accessible by us. That information may not in all cases be accurate, complete, up-to-date or properly analyzed. Further, we rely on a combination of technical and human controls and supervision that are subject to error and potential failure, the challenges of which are exacerbated by the 24-hour-a-day, global nature of our business. Our risk-management methods are based on internally developed controls, observed historical market behavior and what we believe to be industry practices. However, our methods may not adequately prevent future losses, particularly as they may relate to extreme market movements for which there is little historical precedent. Thus, our risk-management methods may prove to be ineffective because of their design, their implementation or the lack of adequate, accurate or timely information. If our risk-management efforts are ineffective, we could suffer losses that could have a material adverse effect on our financial condition or operating results. Additionally, we could be subject to litigation, particularly from our clients, and sanctions or fines from regulators.

Risks Related to Regulation and Litigation

We operate in a heavily regulated environment that imposes significant compliance requirements and costs on us.

We are extensively regulated by governmental bodies and self-regulatory organizations worldwide. Many of the regulations we are governed by are intended to protect the public, our clients and the integrity of the markets, and not necessarily our shareholders. Substantially all of our operations involving the execution and clearing of transactions in derivative and cash products are conducted through subsidiaries that are regulated by governmental bodies or self-regulatory organizations. In the United Kingdom, we are principally regulated by the Financial Services Authority. In the United States, we are principally regulated in the futures markets by the Commodity Futures Trading Commission and the Chicago Mercantile Exchange, and in the securities markets by the Securities and Exchange Commission and the National Association of Securities Dealers. We are also regulated in all regions by local regulatory authorities and the various exchanges of which we are members. For example, we are regulated by the Monetary Authority of Singapore, the Securities and Exchange Board of India, the Australian Securities and Investment Commission and the Investment Dealers Association of Canada, among others. These regulators and self-regulatory organizations regulate the conduct of our business in many ways and conduct regular examinations of our business to monitor our compliance with these regulations. For example the Financial Services Authority has required us to retain an independent third party to review and report on our anti-money laundering compliance function relating to our U.K. operations. See “Our Business—Regulation and Exchange Memberships”. Among other things, we are subject to regulation with regard to:

•	our sales practices, including our interaction with and solicitation of clients and our marketing activities;

•	the custody, control and safeguarding of our clients’ assets;

•	account statements, record keeping and retention;

•	maintaining specified minimum amounts of capital and limiting withdrawals of funds from our regulated operating subsidiaries;

•	making regular financial and other reports to regulators;

•	anti-money laundering and other reporting practices;

•	licensing for our operating subsidiaries and our employees;

•	the conduct of our directors, officers, employees and affiliates; and

•	supervision of our business.

Our failure to comply with regulatory requirements could subject us to sanctions and adversely affect our business.

Many of the laws and regulations by which we are governed grant regulators broad powers to investigate and enforce compliance with their rules and regulations and to impose penalties and other sanctions for non-compliance. For example, the Commodity Futures Trading Commission recently fined us $120,000 for failing to supervise a former employee who fraudulently solicited customers and ordered us to pay approximately $196,900 in restitution to customers. See “Our Business—Legal Proceedings”. If a regulator finds that we have failed to comply with its rules and regulations, we may be subject to fines or other sanctions, which could adversely affect our reputation and operations. In particular, certain of the requirements that we must comply with are focused on protecting our private clients. If we fail to comply with applicable laws, rules or regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation or other sanctions, including, in some cases, increased reporting requirements or other undertakings, revocation of our operating licenses or criminal conviction. In addition, if we fail to comply with applicable laws, rules or regulations, we may also be subject to the loss of clients, negative publicity and litigation, particularly from our retail clients. Our ability to comply with all applicable laws and regulations is dependent in large part on our internal compliance function as well as our ability to attract and retain qualified compliance personnel. Non-compliance with applicable laws or regulations could adversely affect our reputation, prospects, revenues and earnings.

The regulatory environment in which we operate is subject to continual change.

The legislative and regulatory environment in which we operate has undergone significant changes in the recent past and there may be future regulatory changes in our industry. The financial services industry in general has been subject to increasing regulatory oversight in recent years. The governmental bodies and self-regulatory organizations that regulate our business may propose and consider additional legislative and regulatory initiatives and may adopt new or revised laws and regulations. As a result, in the future, we may become subject to new regulations that may affect the way in which we conduct our business and may make our business less profitable. Changes in the interpretation or enforcement of existing laws and regulations by those entities may also adversely affect our business.

In addition, the regulatory enforcement environment has created uncertainty with respect to certain practices or types of transactions that in the past were considered permissible and appropriate among financial services firms, but that later have been called into question or with respect to which additional regulatory requirements have been imposed. Legal or regulatory uncertainty and additional regulatory requirements could result in a loss of business. In Europe, regulators recently adopted the Markets in Financial Instruments Directive, known as MiFID, which will take effect on November 1, 2007. This directive extends the coverage of the existing Investment Services Directive and introduces new and more extensive requirements for most firms engaged in financial services relating to the conduct of their business and internal organization. As a result of MiFID, we will be required to establish policies for monitoring best execution of client trades and managing business conflicts of interest. Additionally, we will face enhanced record-keeping and “know your customer” obligations. We expect that the changes resulting from the implementation of this directive will require us to make additional investments in our information technology systems and compliance efforts. In addition, we will also be subject to the new Capital Requirements Directive, effective January 1, 2008, which sets forth requirements with respect to the minimum levels of regulatory capital we must hold. As discussed above, new and changing regulatory requirements may make it more difficult or less profitable for us to operate our business.

Requirements of the U.S. Office of Foreign Assets Control and the USA PATRIOT Act and similar laws may expose us to significant costs or penalties.

As participants in the financial services industry, our business is subject to laws and regulations, including the USA PATRIOT Act of 2001, or the PATRIOT Act, which requires us to know certain information about our clients and to monitor their transactions for suspicious financial activities. In addition, the U.S. Office of Foreign Assets Control, or OFAC, has issued regulations requiring that we refrain from doing business, or allowing our clients to do business through us, in certain countries or with certain organizations or individuals on a prohibited list maintained by the U.S. government. The United Kingdom, the European Union and other jurisdictions maintain similar laws and regulations. The cost of complying with the regulations of the U.S. Office of Foreign Assets Control and the PATRIOT Act and similar laws is significant. In particular, since we operate globally, we face significant difficulties in identifying our international clients, gathering the required information about them and monitoring their account activities. U.S. and other governmental agencies are highly focused on compliance with these laws. We face risks that our policies, procedures, technology and personnel directed toward complying with the regulations of the U.S. Office of Foreign Assets Control and the PATRIOT Act and similar laws are insufficient and that we could be subject to significant criminal and civil penalties due to non-compliance. These penalties could have a material adverse effect on our business, financial condition and operating results. For a discussion of these matters, including a pending review of our anti-money laundering policies and procedures that the Financial Services Authority has required us to undertake, see “Our Business—Regulation and Exchange Memberships”.

We are required to maintain high levels of capital, which could constrain our growth and subject us to regulatory sanctions.

The Financial Services Authority, Commodity Futures Trading Commission, SEC and other U.S. and non-U.S. regulators have stringent rules requiring that we maintain specific minimum levels of regulatory capital in our operating subsidiaries that conduct our futures and securities business. As of March 31, 2007, on a separate company basis, we would have been required to maintain approximately $1.5 billion minimum capital (including $294 million in respect of goodwill and other intangible assets) in the aggregate across all jurisdictions, representing a 15.7% increase from our minimum regulatory capital requirement at March 31, 2006. Regulators in different jurisdictions require different amounts of regulatory capital to be met by shareholders’ equity. Approximately $1.1 billion of shareholder’s equity was required to meet the minimum regulatory capital requirements at March 31, 2007. (We, in fact, generally maintain total risk capital well in excess of this level in order to meet our internal risk-management guidelines and, as a result, our capital costs are substantially higher than those attributable solely to applicable regulatory or self-regulatory requirements.) Regulators continue to evaluate and modify regulatory capital requirements from time to time in response to market events and to improve the stability of the international financial system. For example, we are in the process of implementing the new European Union Capital Requirements Directive, effective January 1, 2008, which will increase our required minimum levels of regulatory capital. We expect the revised capital adequacy framework, in combination with our recent separation from Man Group, to increase our regulatory capital requirements by approximately $600 million as of January 1, 2008. This increase largely results from revised regulatory capital requirements for operational risk, exchange-traded derivatives and certain intercompany exposures. We currently believe that our capital levels should be sufficient to cover this increase in our regulatory capital as of January 1, 2008. However, additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

Even if regulators do not change existing regulations or adopt new ones, our minimum capital requirements will generally increase in proportion to the size of our business conducted by our regulated subsidiaries. As a result, we will need to increase our regulatory capital in order to expand our operations and increase our revenues, and our inability to increase our capital on a cost-efficient basis could constrain our growth. In addition, in many cases, we are not permitted to withdraw regulatory capital maintained by our subsidiaries without prior regulatory approval or notice, which could constrain our ability to allocate our capital resources most efficiently throughout our global operations. In particular, these restrictions could limit our ability to pay dividends or make other distributions on our shares and, in some cases, could adversely affect our ability to withdraw funds needed to satisfy our ongoing operating expenses, debt service and other cash needs.

Regulators monitor our levels of capital closely. We are required to report the amount of regulatory capital we maintain to our regulators on a regular basis, and we must report any deficiencies or material declines promptly. While we expect that our current amount of regulatory capital will be sufficient to meet anticipated short-term increases in requirements, including the effects of the European Union’s Capital Requirements Directive, any failure to maintain the required levels of regulatory capital, or to report any capital deficiencies or material declines in capital could result in severe sanctions, including fines, censure, restrictions on our ability to conduct business and revocation of our registrations. The imposition of one or more of these sanctions could ultimately lead to our liquidation, or the liquidation of one or more of our subsidiaries. See “Our Business—Regulation and Exchange Memberships” for more information on the minimum regulatory capital requirements for our futures and securities brokerage subsidiaries.

We could be harmed by employee or introducing broker misconduct or errors that are difficult to detect and deter.

There have been a number of highly publicized cases involving fraud or other misconduct by employees of financial services firms in recent years. Unlike other firms that have incurred significant, well publicized losses of this kind in recent years, when we take positions for our own account, we do so primarily to execute client orders and not for directional purposes—i.e., not for the purpose of profiting from anticipated changes in market prices. We also take positions for our own account, when hedging our exposure in foreign currency and interest rates. We believe that limiting trades for our own account to matched-principal and hedging trades reduces the risk that our employees may execute trades for our account in excess of our exposure limits. Nevertheless, we are exposed to other risks relating to employee misconduct. Among other things, our employees could execute unauthorized transactions for our clients or for their own or any of our accounts, use client assets improperly or without authorization, carry out improper activities on behalf of clients or use confidential client or company information for personal or other improper purposes, as well as misrecord or otherwise try to hide improper activities from us. For example, we are currently subject to litigation and a regulatory investigation involving allegations of employee misconduct. See “Our Business—Legal Proceedings”. Such exposures could be heightened in the case of private clients accounts for which our brokers, in limited circumstances, exercise discretionary authority.

In addition, employee errors, including mistakes in executing, recording or reporting transactions for clients, have in the past caused us to enter into transactions that clients disavowed and refused to settle, which could also occur in the future. Employee errors expose us to the risk of material losses until the errors are detected and the transactions are unwound or reversed. The risk of employee error or miscommunication may be greater for products that are new or have non-standardized terms. Further, such errors may be more likely to occur in the aftermath of any acquisitions during the integration of or migration from technological systems.

Misconduct by employees of our clients can also expose us to claims for financial losses or regulatory proceedings when it is alleged we or our employees knew or should have known that an employee of our client was not authorized to undertake certain transactions. Dissatisfied clients can make claims against us, including claims for negligence, fraud, unauthorized trading, failure to supervise, breach of fiduciary duty, employee errors, intentional misconduct, unauthorized transactions by associated persons and failures in the processing of transactions.

We could also be held responsible for improper conduct by our introducing brokers, even though we do not control their activities. Introducing brokers are futures brokers that maintain client relationships and delegate to us the responsibilities associated with trade execution, and back office operations. If an introducing broker effects trades through us that are unlawful, our regulators could hold us responsible if they were to conclude that we knew or should have known that the trades were unlawful. Moreover, a substantial number of our introducing brokers in the United States are “guaranteed” introducing brokers, meaning that we have agreed to use our capital to effectively guarantee their capital in exchange for their agreement to effect client trades exclusively through us. Under the Commodity Exchange Act, we are financially responsible for the obligations of our guaranteed introducing brokers, and we are also effectively responsible for their obligation to comply with the Commodity Exchange Act and the rules and regulations of the Commodity Futures Trading Commission.

Employee or introducing broker misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. We have an active program for monitoring and verifying that our employees and introducing brokers comply with specified procedures; however, it is not always possible to deter or detect employee or introducing broker misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Our employees or introducing brokers may also commit good faith errors that could subject us to financial claims for negligence or otherwise, as well as regulatory actions.

We are subject to significant litigation risk, which could adversely affect our business.

Many aspects of our business involve risks that expose us to substantial liability under U.S. federal and state laws and court decisions, as well as the rules and enforcement efforts of our regulators and self-regulatory organizations worldwide. These risks include, among others, disputes with clients and other market participants over terms of a trade, client losses resulting from system delay or failure and client claims that we or our employees executed unauthorized transactions, recommended unsuitable trades, made materially false or misleading statements or lost or diverted client assets in our custody. We may also be subject to regulatory investigation and enforcement actions seeking to impose significant fines or other sanctions, which in turn could trigger civil litigation.

For example, we are currently involved in pending lawsuits and arbitrations in which parties have made claims for substantial damages against us. The largest of these claims, which relates to the Philadelphia Alternative Asset Fund (“PAAF”), is for damages in an estimated amount of at least $175 million (with the plaintiff claiming that these damages should be tripled under applicable law). We describe these proceedings under “Our Business—Legal Proceedings”. We are not being indemnified by Man Group with respect to any litigation exposures related to periods prior to or after this offering, except to a limited extent with respect to the PAAF claim. For a further description of our indemnification agreement with Man Group and the conditions to which the indemnification agreement is subject, see “Certain Relationships and Related Transactions”. If our existing insurance and indemnity are unavailable or insufficient, an unfavorable judgment in some of these legal proceedings may have an adverse effect on our results of operations.

The volume of claims and the amount of damages and fines claimed in litigation and regulatory proceedings against financial intermediaries has been increasing, particularly in the post-Enron environment. The large amounts involved in the trades we execute, together with rapid price movements in our markets, can result in potentially large damage claims in any litigation resulting from such trades. Dissatisfied clients, particularly private clients, frequently make claims against their brokers, including us, regarding the quality of trade execution, improperly settled trades, mismanagement or even fraud, and these claims may increase as our business expands. For example, as our order flow for exchange-traded derivatives grows and we are able to execute more client orders internally without sending them to an exchange, we may become subject to an increasing number of claims of our clients that we failed to execute their orders on the most favorable terms.

Litigation may also arise from disputes over the exercise of our rights with respect to client accounts and collateral. Although our client agreements generally provide that we may exercise such rights with respect to client accounts and collateral as we deem reasonably necessary for our protection, our exercise of these rights has at times led to claims by clients that we have exercised these rights improperly.

Even if we prevail in any litigation or enforcement proceedings against us, we could incur significant legal expenses defending against the claims, even those without merit. Moreover, because even meritless claims can damage our reputation or raise concerns among our clients, we may feel compelled to settle claims at significant cost. An adverse resolution of any claims or proceedings against us could have a material adverse effect on our reputation, financial condition or operating results. See “Our Business—Legal Proceedings”.

Our business may be adversely affected if our reputation is harmed.

In addition to litigation risks, our business is subject to significant reputational risks. If we fail, or appear to fail, to deal with various issues that may affect our reputation, our clients and our business and prospects could be seriously harmed. This could be the case not only in situations involving legal violations but also in those where no laws have been violated. Our reputation could be harmed in many different ways, including as a result of regulatory, governance, risk-management, technological or other failures, employee misconduct, adverse publicity, perceived or actual conflict of interests or ethical issues, money laundering, privacy concerns and sales and trading practices viewed as unfair to our clients. In recent years, there have been a number of highly publicized incidents in which financial services firms have suffered significant damage to their reputations that in turn resulted in sudden and in some cases irreparable harm to their business.

Risks Related to Our Separation from Man Group

As a result of our separation from Man Group and the initial public offering of our common shares, we need to make significant changes in order to operate as an independent company, and we will need to do so in a timely and cost-effective manner.

Prior to our separation from Man Group and the initial public offering of our common shares, we operated as a division of Man Group, which provided financial and administrative support to us. Following the initial public offering of our common shares, Man Group no longer has an obligation to provide any support to us other than the limited services that it has agreed to provide pursuant to transitional services agreements described in “Certain Relationships and Related Transactions”. Under these agreements, Man Group has agreed to continue to provide us with corporate oversight and/or consultation services with respect to certain functions, such as limited tax administration, insurance management, company secretarial and global-risk management for a limited transition period. We did not, however, enter into transitional agreements with Man Group regarding other services, such as external financial reporting, external communications and investor relations or treasury services. In addition, we intend to manage our global risk-management activities on a stand-alone basis with our own personnel using the global risk-management systems used by Man Group, which has granted us a license for the software we need to operate the systems ourselves. While Man Group has agreed to provide us with limited risk-management support and consulting services, we will be fully responsible for overseeing and managing our risk-management operations on a global basis.

As a result, for the first time, we are independently responsible for these financial and administrative support functions. In addition to risk management, we provide our own external financial reporting, external communications and investor relations, treasury services and most other corporate and administrative services. Although we have retained additional personnel to assist us in these areas, we expect to continue to evaluate our staffing needs and to hire additional personnel as necessary. Several individuals in financial reporting, external communications and treasury services roles are new to our company and are just beginning to work together as a team or work at MF Global. In addition, aside from risk management services that Man Group provides to us pursuant to a transitional services agreement, we are now responsible for providing our own capital and credit support, which we believe is our most significant challenge, as we describe above under the heading “—Risks Related to Our Capital Needs and Financial Position”.

We may incur significantly greater costs than we did as a division of Man Group. While we have estimated these costs in our pro forma financial statements included elsewhere in this prospectus, our estimates may not be accurate and we may not have anticipated all of the additional costs that we may incur. As a result, our pro forma financial statements may not accurately indicate the costs we may incur as an independent company.

In addition, the tax indemnities that we receive from Man Group are limited in scope and there can be no assurance that we will not incur additional tax liabilities (either as a result of our Reorganization, Separation and Recapitalization or as a result of our past or future business operations) that will not be covered by those indemnities. For a discussion of our tax indemnities refer to “Certain Relationships and Related Transactions” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Provision for Income Taxes”.

Moreover, while our management team includes personnel with significant experience operating a business within a combined group owned by a public company, they do not have experience managing our business on a stand-alone basis. Additionally, some of our senior executives own interests in Man Group that may be material to them. For more information about the ownership interests of some of our senior executives and directors in our company, please refer to “Management of MF Global”.

If we are unable to manage and operate our company as an independent public entity, our business and results of operations will be adversely affected.

The terms of our service arrangements with Man Group may later prove to be more favorable than those we will be able to obtain from unaffiliated service providers after these arrangements expire.

As discussed above, we recently entered into several transitional services agreements with Man Group. These services and agreements are described in detail under the heading “Certain Relationships and Related Transactions”. We contracted with Man Group to provide these services, however, for only limited transitional periods of generally between 12 months and three years after the completion of the initial public offering of our common shares, depending on the nature of the service. After these periods, we expect to have developed the internal resources needed to provide these services ourselves. If our internal resources prove insufficient or have not been fully developed, we will need to obtain these services from unaffiliated third parties, which may be on terms more or less favorable than those we have negotiated with Man Group, or we will need to renegotiate and renew the terms of the services that Man Group was providing to us.

While we believe these agreements we negotiated with Man Group contain commercially reasonable terms that could have been negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than any arrangements we may make to provide these services internally or to obtain them from unaffiliated service providers in the future. We cannot assure you that when these agreements expire we will be able to provide these services ourselves or obtain them from other sources on comparable terms. As a result, we may need to incur substantial additional costs in order to provide or obtain replacement services after these agreements expire, and we may not be able to operate as effectively if the quality of the replacement services is inferior. Our pro forma financial statements included elsewhere in this prospectus reflect only the estimated cost of obtaining these services under the agreements with Man Group, and may not provide a good indication of the actual cost we will incur for these services—or the resulting impact on our earnings—once the agreements expire.

We derive a portion of our revenues and earnings from clearing contracts with investment funds served by Man Group and may not be able to renew these contracts on acceptable terms when they expire after the offering.

We have for many years provided clearing services, under various arrangements, for a number of independent investment products managed by Man Investments Limited, which is a part of the asset management division of Man Group and will remain part of Man Group. We have also provided execution services for these investment products. These brokerage services are an important source of revenue for us, accounting for approximately 2.8% of our revenues, net of interest and transaction-based expenses, for fiscal 2007. These brokerage services, together with the brokerage services we provide to several investment products managed by entities that are partially owned by Man Group referenced below, represent a substantially greater percentage, which we estimate to be approximately 10-15%, of our adjusted income before taxes. We have recently entered into new clearing agreements with regard to the relevant investment products. These new clearing agreements relate only to investment products that are currently in existence, that make allocations to Man Investments’ managed futures program and for which clearing brokerage accounts have already been opened with us. These agreements provide for limited exclusivity, and do not provide for clearing services relating to investment products that may be created in the future. The new agreements do not relate to execution services.

The new clearing agreements generally provide for a term of 36 months (taking into account fixed term and notice periods) from the date of the Separation, subject to cancellation by the relevant fund at any time if we fail to perform our obligations adequately or upon certain other early termination events, including a downgrade in our credit rating by a rating agency below BBB (Standard & Poor’s or the equivalent). In the case of each investment product, renewal upon expiration will require a determination by the independent directors who oversee the investment product that the quality of our services and the terms of our agreement are competitive and favorable with regard to the investment product. As a result, we cannot assure you that, when these new clearing agreements expire in 2010, the independent directors for the investment products will choose to renew them or, if they choose to renew, that they will renew them on terms that are acceptable to us. It is possible, therefore, that some or all of these new clearing agreements will expire without being renewed, will be renewed on terms that are less profitable for us or will be terminated early, any of which could have a material adverse effect on our revenues and profitability. In addition, our ability to generate revenue from the services we provide with respect to the investment products managed by Man Investments Limited will depend on the level and mix of trading activity relating to these products, factors that we do not control. Moreover, because these clearing agreements relate to activities that are subject to extensive regulation, it is possible that our ability to enforce these agreements could be impaired by applicable regulation or action by regulatory authorities. As a result, there is no assurance that we will continue to derive revenue from these arrangements to the same extent that we have in the past. We described the new clearing agreements under “Certain Relationships and Related Transactions—Ongoing Commercial Relationship with Man Group”.

We may segregate up to an aggregate amount of $800 million of unrealized profits from trading in the OTC markets by certain investment products managed by Man Investments. In addition, as we often do in the ordinary course of our dealings with substantial clients, we may provide financing of these investment products’ initial margin requirements from time to time, in this case in an aggregate amount up to $500 million at any time outstanding. Although we have made no commitment in this regard, providing this financing could reduce the amount of our funds available to meet our own liquidity requirements and would, to the extent used, be taken into account for the purpose of determining our regulatory capital requirements.

We also provide brokerage services with respect to several investment products managed by entities that are partially owned by Man Group. Under their current agreements with Man Group, these entities have agreed to use us to provide brokerage services for these investment products. The brokerage services we provided for these investment products accounted for approximately 1.1% of our revenues, net of interest and transaction-based expenses, in fiscal 2007. We are not a party to any agreements between Man Group and these entities. As a result, if there were to be a change in the business relationship between Man Group and these entities, these agreements could be amended or terminated without our consent. Any such amendment or termination could result in the termination of these entities’ commitment to obtain clearing services from us for these investment products, which could have an adverse effect on our revenues.

Our existing and potential clients, industry vendors, recruiting candidates and investors may not recognize our new brand name, which may hurt our revenue and earnings.

In 2007, we introduced our new brand name, MF Global. In connection with the initial public offering of our common shares, we officially changed our name from Man Financial to MF Global and began marketing our business under this new name. We have entered into a trademark agreement with Man Group, which grants us a license to use the “Man” trademark and the “Man Financial” trademark as part of a strapline for a period of six months following the completion of the initial public offering of our common shares. The license also includes the right of MF Global to use “Man” and/or “Man Financial” for two years following the completion of the initial public offering of our common shares in certain domain names solely for the purpose of re-directing website users to the home page of an appropriate MF Global website. In addition, our subsidiaries have the right to continue to use the “Man” trademark as part of our legal and trade names for a period of six months following the completion of the initial public offering of our common shares. Upon expiration of these periods, we will no longer be able to use the names “Man” or “Man Financial” in any way.

Because we have previously marketed our business under the name Man Financial, certain existing and potential clients, industry vendors and market participants generally may not recognize our new brand, and this may make it harder for us to maintain and develop our client base, at least during an initial transition period. Our name change also may affect our ability to recruit qualified personnel. We cannot predict the impact of this change on our business. If we fail to build strong new brand recognition, our revenue and profitability may decline and our business prospects may suffer. In addition, we expect to incur additional marketing costs associated with developing our brand, which will be in excess of our historical marketing expenditures.

Our historical financial results as a part of Man Group may not reflect what our results would have been—or what our future results might be—as a separate, independent entity.

The combined financial information included in this prospectus may not reflect our results of operations, financial condition and cash flows had we actually been an independent company during the periods presented. Because we did not operate, and Man Group did not account for us, as a separate, independent entity for the historical periods presented, our historical financial statements are based on estimates about the portion of certain Man Group consolidated expenses that is attributable to our business. Man Group has estimated and allocated to us expenses arising from shared services and infrastructure provided by Man Group, such as employee compensation and benefits, the use of office facilities and services related to certain corporate functions.

Accordingly, those estimated amounts expensed in our historical financial information may not be reflective of our results of operations, financial condition and cash flows had we been an independent company during the periods presented, and the historical financial information may not be a reliable indicator of what our results of operations, financial condition and cash flows will be in the future.

The pro forma financial information in this prospectus is based on estimates and assumptions that may prove to be materially different from our actual experience as a separate, independent company.

In preparing the pro forma financial information included elsewhere in this prospectus, we have made adjustments to the historical financial information based upon currently available information and upon estimates and assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the transactions contemplated by our separation from Man Group. However, these estimates are predicated on assumptions, judgments and other information which are inherently uncertain. For example, our estimated employee share compensation expense was calculated using assumptions with respect to the expected volatility of our common shares, the risk-free interest rate and the average expected life of our grants; and our estimated debt expense was calculated using assumptions regarding expected interest rates over the relevant period.

These estimates and assumptions used in the preparation of the pro forma financial information in this prospectus may be materially different from our actual experience as a separate, independent company. The pro forma financial information included elsewhere in this prospectus does not purport to represent what our results of operations would actually have been had we operated as a separate, independent company during the periods presented, nor do the pro forma data give effect to any events other than those discussed in the unaudited pro forma financial statements and related notes. See “Unaudited Pro Forma Combined Financial Information”.

Our non-competition and non-solicitation agreements with Man Group will restrict our ability to engage in asset management activities and may not sufficiently restrict Man Group from competing with us.

In connection with the Reorganization, Separation and Recapitalization transactions, we have entered into a master separation agreement with Man Group that governs the principal terms of the separation of our business from Man Group. As part of this agreement, we and Man Group have agreed to non-competition and non-solicitation agreements that are intended to prevent us from competing against one another for a period of three years following the Separation. The non-competition agreement, with certain exceptions, prohibits us from engaging during this period in various hedge fund asset management activities and from selling certain hedge fund products to third parties for distribution to retail investors. Similarly, with certain exceptions, Man Group is prohibited during this period from providing any third party with brokerage, execution or clearing services for exchange-listed futures or options, cash equities or bonds, OTC derivatives related to equities, fixed income and commodities (including contracts for differences and spread-trading) or foreign exchange. In addition, we and Man Group have agreed that we will not solicit for a period of three years any employees of the other party or its subsidiaries.

The non-competition provisions limit the scope of our business activities, which could limit our future growth opportunities. While Man Group has agreed to refrain from competing with us, this agreement may not be effective in preventing Man Group from competing with us in important markets, particularly following its expiration, or be broad enough to cover activities in which we may engage in the future. If the agreement limits our future growth or is not effective in preventing Man Group from competing with us, directly or indirectly, our business and results of operations may suffer. For more information on the terms of these non-competition and non-solicitation provisions, see “Certain Relationships and Related Transactions—Master Separation Agreement”.

We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal controls by the end of fiscal 2009 and we cannot predict the outcome of that effort.

As a U.S.-listed public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act by March 31, 2009. Section 404 requires that we evaluate our internal control over financial reporting to enable management to report on, and our independent auditors to audit, the effectiveness of those controls. While we have begun the lengthy process of evaluating our internal controls, we are in the early phases of our review and will not complete our review until well after this offering is completed. We cannot predict the outcome of our review at this time. During the course of our review, we may identify control deficiencies of varying degrees of severity, and we may incur significant costs to remediate those deficiencies or otherwise improve our internal controls. As a public company, we will be required to report control deficiencies that constitute a “material weakness” in our internal control over financial reporting. We will also be required to obtain an audit report from our independent auditors regarding the effectiveness of our internal controls over financial reporting. If we fail to implement the requirements of Section 404 in a timely manner, we may be subject to sanctions or investigation by regulatory authorities, including the SEC or the New York Stock Exchange. Furthermore, if we discover a material weakness or our auditor does not provide an unqualified audit report, our share price could decline and our ability to raise capital could be impaired.

Being a public company will increase our administrative expenses and workload.

As a public company with shares listed on a U.S. exchange, we need to comply with an extensive body of regulations that did not apply to us prior to our separation from Man Group and the initial public offering of our common shares, including provisions of the Sarbanes-Oxley Act, regulations of the SEC and requirements of the NYSE. Compliance will require a significant amount of the time of our board of directors and management and will increase our costs and expenses. We will need to:

•	review and evaluate our internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act and related SEC rules;

•

prepare and disseminate periodic financial reports in compliance with SEC and exchange rules, including requirements that we prepare our financial reports in accordance with U.S. GAAP, and make them available to the public on a quarterly basis;

•	establish internal policies and procedures to comply with SEC requirements for public companies;

•	enhance our investor relations, marketing and corporate communications functions; and

•	maintain directors’ and officers’ liability insurance.

In addition, our being a public company in the U.S. market may subject our directors and officers to greater scrutiny and exposure to liability. This may make it more difficult for us to attract and retain qualified members of our board of directors and management.

Risks Related to Our Operations and Technology

If we experience systems interruptions, failures or capacity constraints, our ability to conduct our operations would be materially harmed.

We are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated by us or by third parties. We receive and process a large portion of our trade orders through electronic means, including public and private communications networks. Rapid, reliable processing of orders is critical to our clients, since any delay or disruption can cause them significant financial losses. If our clients become concerned about the reliability of our systems, they could quickly take their business to our competitors. Further, any upgrades or expansions may require significant expenditures of funds and may also increase the probability that we will suffer system degradations and failures.

Our computer and communications systems could slow down, malfunction or fail for a variety of reasons, including loss of power, vendor or network failure, acts of war or terrorism, human error, natural disasters, fire, sabotage, hardware or software malfunctions or defects, computer viruses, heavy stress placed on our systems during peak trading times, intentional acts of vandalism, client error or misuse, lack of proper maintenance or monitoring and similar events. For example, during the terrorist attacks on the World Trade Center on September 11, 2001, we lost access to a significant portion of our communications and computer networks in New York and had to rely on our backup systems. Our systems could also fail in the event of a sudden, unpredicted surge in trading volume, such as could occur in times of severe market stress. Many of these risks are beyond our control.

If events of the kind described above were to occur in the future, they could cause material disruption or failure of our computer and communications systems, with any number of severe consequences, including:

•	unanticipated disruptions in service to our clients;

•	slower response times;

•	delays in our clients’ trade execution;

•	failed settlement of trades; and

•	incomplete or inaccurate recording, reporting or processing of trades.

While we monitor system loads and performance and implement system upgrades to handle predicted increases in trading volume, we cannot assure you that we will be able to accurately predict future volume increases or that our systems will be able to accommodate these volume increases without failure or degradation. In addition, while we have developed backup technology and disaster-recovery plans to help us mitigate some of these risks, these precautions may not be effective and, even if they work as intended, may not prevent service disruptions entirely. The same may be true for our third-party service providers.

Delay, disruption or failure of our communications and computer systems may lead to financial losses, litigation or arbitration claims by our clients as well as investigations and sanctions by our regulators around the world, which require us to maintain trade execution and communications systems able to handle anticipated present and future peak trading volumes. Our reputation could also be harmed, causing us to lose existing clients and making it more difficult for us to attract new clients. Further, any resulting financial losses could be magnified by price movements of contracts involved in trades that are delayed or fail due to these events, and we may be unable to take corrective action to mitigate these losses.

Our networks and those of our third-party service providers may be vulnerable to security risks.

The secure transmission of confidential information over public and private communications networks is a critical element of our operations. We process many thousands of client orders and accounts on a daily basis. The networks we use, including our online trading platforms and those of our third-party service providers, as well as the networks of the exchanges and other market participants with whom we interact, may be vulnerable to unauthorized access, computer viruses and other security problems, including the inadvertent dissemination of non-public information. Any such problems or security breaches could result in our having liability to one or more third parties. Persons who circumvent security measures or gain access to client information could wrongfully use our or our clients’ information, or cause interruptions or malfunctions in our operations, any of which could have a material adverse effect on our business, financial condition and operating results. While we rely in part on security services and software provided by outside vendors to reduce this risk, we may nonetheless be subject to serious security breaches and other disruptions.

If an actual, threatened or perceived breach of our or our service providers’ security measures were to occur, or if we were to release confidential client information inadvertently, our reputation could be impaired and the market perception of the effectiveness of our security measures could be harmed. As a result, clients may reduce or stop their use of our services, including our online trading platforms. We or our service providers may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. The security measures we rely on may prove to be inadequate and could cause incidental system failures and delays, and thus could lower trading volumes and adversely affect our reputation, business, financial condition and operating results.

We must regularly maintain and upgrade our computer and communications systems in response to technological change and client and regulatory demands in order to remain competitive, which is costly.

The markets in which we compete are characterized by rapidly changing technology, evolving client demand and the emergence of new industry standards and practices that could render our existing technology and systems inadequate or obsolete. Our future success will depend in part on our ability to respond to demand for new services, products and technologies on a timely and cost-effective basis, and to adapt to technological advancements and changing standards, so as to address the increasingly sophisticated and varied needs of our clients and prospective clients. We cannot assure you that we will be successful in developing, introducing or marketing new services, products and technologies. We may experience difficulties that could delay or prevent us from doing so and any new service, product or technology we develop may not be accepted by the market. Any failure on our part to anticipate or respond adequately to technological advancements, client requirements or changing industry standards, or any significant delays in our doing so, could have a material adverse effect on our business, financial condition and operating results. We must also devote resources to the regular maintenance of our systems, which together with any necessary upgrades or expansions, could require significant expenditures of funds.

We depend on outside vendors to provide the principal computerized systems we use to execute and clear client trades. While we have adapted these systems to meet our needs in some important respects, our ability to modify them is limited. As a result, as our markets expand and our clients’ trading and investment needs evolve, we may need to develop our own proprietary systems to supplement or even replace our existing systems. That process would require a very significant capital investment and could involve difficult transition periods when service is interrupted or fails. While we currently have no plans to develop our own systems or to replace our existing systems, we will continue to evaluate this issue in the future.

If and when we decide, or are required, to upgrade or expand our systems (or to develop our own proprietary systems), we may not have the funds necessary and the changes we make or undertake to make may not be successful or accepted by our clients. Our failure to maintain our systems as necessary or to upgrade and expand them in response to evolving client demands or emerging industry standards would have a material adverse effect on our business and results of operations.

We rely on third parties for the software and systems we use to provide our brokerage services, and any interruption, degradation or cessation of service by these third parties could harm our business.

We depend upon third-party vendors to provide the principal computerized systems we use to execute and clear client trades. We rely primarily on two independent electronic platforms to process trades: a platform developed by Rolfe & Nolan and used primarily in Europe and Asia, and the GMI platform developed by SunGard and used primarily in the United States. While using two platforms that operate compatibly but independently provides some redundancy in the event of a system-provider failure on one platform, it does not eliminate this risk. In addition, we may be unable to renew our licensing agreements with these system-providers for the continued use of their technology upon expiration (April 1, 2016 for Rolfe & Nolan and December 31, 2012 for SunGard). If either or both vendors fail to provide their technology and services as agreed, our operations could be disrupted and our business could be harmed. In addition, if we are unable to renew these licensing agreements when they expire, we would need to obtain alternative system technology and services from other vendors, which may prove to be less effective or reliable and more costly. Changing systems could also result in service interruptions or failures during an initial transition period, which could subject us to loss, including loss of client business, and make us less competitive over the longer term. We could also incur substantial transition costs and have to pay higher fees over the life of the new contracts, which could negatively affect our earnings.

We rely on Rolfe & Nolan, SunGard and other third parties to enhance their current products, develop new products on a timely and cost-effective basis and respond to emerging industry standards and other technological changes. If, in the future, enhancements or upgrades of third-party software and systems cannot be integrated with our technologies or if the technologies on which we rely fail to respond to industry standards or technological changes, we may be required to design our own proprietary systems. Software products may contain defects or errors, especially when first introduced or when new versions or enhancements are released. The inability of third parties to supply us with software or systems on a reliable, timely basis could harm relationships with our clients and our ability to achieve our growth targets.

Risks Related to Our Status as a Bermuda Company

Our exemption from certain Bermuda taxes is effective until March 28, 2016, and if it is not extended our results of operations and your investment could be adversely affected.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given us an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or any of our operations, shares, debentures or other obligations, except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by us in respect of real property leased by us in Bermuda. This assurance by the Bermuda Minister of Finance expires on March 28, 2016. There is no guarantee that we will receive a renewed assurance from the Bermuda Minister of Finance, or that the Bermuda Government will not take action to impose taxes on our business. If the Bermuda Government imposed significant taxes on our business, our earnings could decline significantly.

We are incorporated in Bermuda, and we expect several of our directors and a significant portion of their and our assets will be located outside the United States. As a result, it may not be possible for security holders to enforce civil liability provisions of the U.S. federal or state securities laws.

We are incorporated under the laws of Bermuda and a significant portion of our assets are located outside the United States. In addition, we expect that some of our directors will not be citizens or residents of the United States and that a significant portion of and the assets of our non-U.S. directors will be located outside the United States. Consequently, it may be difficult to serve legal process within the United States upon any of our

non-U.S. directors. In addition, it may not be possible to enforce court judgments obtained in the United States against us in Bermuda or against our non-U.S. directors in their home countries, or in countries other than the United States where we or they have assets, particularly if the judgments are based on the civil liability provisions of the federal or state securities laws of the United States. There is some doubt as to whether the courts of Bermuda and other countries would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the federal or state securities laws of the United States or would hear actions against us or those persons based on those laws. We have been advised by our legal advisors in Bermuda that the United States and Bermuda do not currently have a treaty providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Bermuda. Similarly, those judgments may not be enforceable in countries, other than the United States, where we or our non-U.S. directors have assets.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Our Industry” and “Our Business” contains forward-looking statements that are based on our present beliefs and assumptions and on information currently available to us. You can identify forward-looking statements by terminology such as “may”, “will”, “should”, “could”, “would”, “targets”, “goal”, “expect”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. These risks and other factors include those listed under “Risk Factors” and elsewhere in this prospectus. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We caution you not to place undue reliance on these forward-looking statements. Forward-looking statements in this prospectus include, but are not limited to, statements about:

•	our expectation to benefit from continued industry growth;

•	our ability to continue to provide value-added brokerage services;

•	our ability to capitalize on market convergence;

•	our ability to continue to diversify our service offerings;

•	our ability to pursue opportunities for enhanced operating margins;

•	our ability to expand our business in existing and new geographic regions;

•	our ability to continue to expand our business through acquisitions;

•	expectations regarding the business environment in which we operate and the trends in our industry;

•	the effects of pricing and other competitive pressures on our business as well as our perceptions regarding our business’ competitive position;

•	our accuracy regarding our expectations of our revenues and various costs;

•	the benefits to our business resulting from the reorganization and separation transactions as well as the initial public offering of our common shares;

•	our plans to refinance the bridge loan with the proceeds of this offering and our concurrent offering of senior notes and obtain access to necessary liquidity;

•	exposure to client and counterparty default risks as well as the effectiveness of our risk-management methodology;

•	our ability to retain our management and other employees;

•	fluctuations in interest rates and currency exchange rates and their possible effects on our business;

•	our ability to retain service providers to perform oversight or control functions or services that have otherwise been performed in the past by Man Group;

•	Man Group’s ability to restrict the development of our business if it retains 20% or more of our shares;

•	the likelihood of success in, and the impact of, litigation involving our business;

•	the impact of any changes in domestic and foreign regulations or government policy, including any changes or reviews of previously issued regulations and policies;

•	changes in exchange membership requirements;

•	our ability to increase the percentage of our revenues from the Asia/Pacific region;

•	changes in our tax rate;

•	our ability to maintain trading volumes and market share;

•	our ability to maintain our credit rating;

•	our ability to maintain our existing technology systems and to keep pace with rapid technological developments;

•	our ability to retain existing clients and attract new ones; and

•	our expectations regarding the offering of senior notes.

We caution that you should not place undue reliance on any of our forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made. New risks and uncertainties arise from time to time, and it is impossible for us to predict those events or how they may affect us. Except as required by law, we have no duty to, and do not intend to, update or revise the forward-looking statements in this prospectus after the date of this prospectus.

THE REORGANIZATION, SEPARATION AND RECAPITALIZATION TRANSACTIONS

AND OUR ORGANIZATIONAL STRUCTURE

Pursuant to a series of transactions undertaken in connection with the Reorganization and Separation, Man Group separated its brokerage business, referred to as the “brokerage division”, from its asset management business, referred to as the “asset management division”. Thereafter, MF Global acquired control over the operations and management of the brokerage division. These transactions, as well as our organizational structure after giving effect to these transactions and the initial public offering of our common shares, are described below.

The Reorganization and Separation Transactions

The Reorganization

Prior to the Reorganization, Man Group conducted our business—its brokerage division—and its asset management business through numerous direct and indirect subsidiaries, and each division operated autonomously from one another. In recent months, through a series of transactions, Man Group reorganized its corporate structure to separate its brokerage division from its asset management division. The brokerage division, which Man Group has historically operated under the name Man Financial, consists of all of our business, comprised of execution and clearing services for derivatives and cash products in financial markets throughout Europe, North America and the Asia/Pacific region.

The Reorganization was effected by, among other things, transferring all of the entities and assets of Man Group that comprise our business to Man Financial Overseas Ltd. and ED&F Man Group Ltd., holding companies incorporated in the United Kingdom. We refer to this series of transactions as the “Reorganization”.

We have a minority interest in two of the entities involved in the Reorganization:

•

Polaris Man Financial Futures Co. Ltd—Polaris Man Financial Futures Co. Ltd is a company listed on the Taiwan Emerging Market in which we have a 20% ownership interest. Polaris Man Financial Futures Co. Ltd is a regulated provider of brokerage services in Taiwan.

•

United States Futures Exchange—USFE is a Chicago-based electronic futures exchange in which we hold an indirect 1.8% ownership interest through our 23.9% interest in Exchange Place Holdings LP. Man Group acquired 64.7% ownership interest in USFE in October 2006, which it purchased from Eurex AG. Following the Reorganization and Separation transactions, Man Group transferred to us a 46.1% direct economic interest in USFE. For more information on USFE, see “Our Business— Business Overview—Investment in USFE”.

In addition, two entities we control, but do not wholly own, were also part of the Reorganization: Man Securities Limited, of which we own 91.0%, and Man Financial-Sify Securities India Private Limited, of which we own 70.2%.

The Separation

Following the completion of the Reorganization, Man Group completed the separation of our business from Man Group’s asset management division, transferring all of the outstanding capital stock of Man Financial Overseas Ltd., ED&F Man Group Ltd., Man Financial (S) Pte Ltd. and Man Financial Holdings (HK) Ltd. to us. In exchange for full ownership of these transferred entities, we issued 103,726,353 of our common shares to two wholly owned subsidiaries of Man Group, which represented all of our issued and outstanding share capital at the time (other than the additionally issued shares we subsequently issued to Man Group UK Limited in the Recapitalization as described below). We refer to this transaction as the “Separation”. As a result of the Separation, we now own, directly or indirectly, all of the brokerage division. Following the completion of these transactions, we renamed ED&F Man Group Ltd., Man Financial Overseas Ltd., Man Financial Holdings Limited and Man Group USA Inc. as MFG Europe Holdings Limited, MFG Overseas Holdings Limited, MFG Overseas Limited and MFG US Holdings Inc., respectively. See “—Organizational Structure” below. Prior to the initial public offering of our common shares, we were wholly owned by Man Group. Following the initial public offering of our common shares, Man Group retained a 19.6% ownership interest in MF Global.

In connection with these transactions, we and several of our subsidiaries entered into several transitional services and other agreements with Man Group, which govern the ongoing business relationships between us. The principal agreements include the following:

•	Master Separation Agreement

•	Trademark Agreement

•	Insurance Services Agreement

•	Tax Matters Deed

•	Group Risk Services Agreement

•	Treasury Services Agreement

•	PAAF Indemnity

The term “Separation” includes our entry into these agreements with Man Group. For a description of these and other agreements, see the discussion under the heading “Certain Relationships and Related Transactions”.

The Recapitalization

In connection with the initial public offering of our common shares, we also engaged in several additional transactions that resulted in significant changes to our historical capital structure, as follows:

•

Man Group made a net capital contribution in cash to us in return for approximately 17.4 million additional common shares that we issued to Man Group UK Limited. For purposes of our pro forma combined balance sheet, the amount of the net capital contribution was calculated using our equity at March 31, 2007. The actual amount of the net capital contribution was calculated as the difference between $1.2 billion and our equity at June 30, 2007, which we estimated on the date of the Recapitalization, as adjusted for certain subsequent transactions. During September 2007, we and Man Group will recalculate the net capital contribution amount based on our balance sheet as of June 30, 2007, with reasonable adjustments thereto. To the extent the latter calculation of the net capital contribution produces a figure that is different from that which was initially calculated, we and Man Group will reconcile the difference through a further cash payment from Man Group to us, or from us to Man Group, as appropriate;

•

one of our U.S. finance subsidiaries, MF Global Finance USA Inc., borrowed (and we guaranteed the repayment of) approximately $1.4 billion in a 364-day bridge loan from several financial institutions, including affiliates of several of the underwriters in this offering; and

•	we used a portion of the net proceeds from the bridge loan to repay all of our outstanding borrowings owed to Man Group and third parties.

We refer to the three transactions specified above, collectively, as our “Recapitalization” and we describe the estimated pro forma effects of these transactions under “Our Capitalization” and “Unaudited Pro Forma Combined Financial Information”. We intend to repay all borrowings under the bridge loan with the net proceeds of this offering and the net proceeds of MFG Finance’s concurrent offering of senior notes. See “Use of Proceeds” and “Concurrent Offering of Senior Notes”.

Organizational Structure

The following table sets forth a summary of our organizational structure following the Reorganization and Separation transactions and the initial public offering of our common shares:

USE OF PROCEEDS

We intend to use the net proceeds MFG Finance will receive upon issuance of the debentures, expected to be approximately $             after deduction of expenses and underwriting commissions, to repay approximately $             million of our outstanding borrowings under the bridge loan, with several financial institutions, including affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. The bridge loan bears an interest rate per annum equal to either, at our option, a designated fluctuating base rate or a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin up to 0.55% per annum. As of                     , 2007, we had $                 of borrowings outstanding under the bridge loan, which bear interest at                         .

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes and fixed charges. Fixed charges consist of interest costs, amortization of debt expense and an appropriate interest factor on operating leases.

	Fiscal Year
	Historical
	2007	2006	2005	2004
Ratio of earnings to fixed charges	1.08	1.08	1.26	1.39

OUR CAPITALIZATION

The following table, which should be read in conjunction with “Selected Combined Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, sets forth our cash and cash equivalents and our combined capitalization as of March 31, 2007 on (1) a historical basis and (2) on a pro forma basis to give effect to the Recapitalization effected in connection with the initial public offering of our common shares, this offering of fixed-to-floating rate junior subordinated debentures and our concurrent offering of senior notes. The Recapitalization consists of the following transactions:

•

the net capital contribution in cash to us by Man Group in return for 17.4 million additional common shares that we issued to Man Group UK Limited. For purposes of our pro forma combined balance sheet, from which the following table is derived, the amount of the net capital contribution was estimated to be $651.7 million using our equity at March 31, 2007. The actual amount of the net capital contribution was calculated as the difference between $1.2 billion and our equity at June 30, 2007, which we estimated on the date of the Recapitalization, as adjusted for certain subsequent transactions;

•

the borrowing by one of our U.S. finance subsidiaries, MF Global Finance USA Inc., (and our guarantee) of $1.4 billion in a 364-day bridge loan from several financial institutions, including affiliates of several of the underwriters in this offering; and

•	the use of a portion of the net proceeds from the bridge loan to repay all of our outstanding borrowings owed to Man Group and third parties.

In addition, the following table gives effect to the repayment of the borrowings under the bridge loan with the proceeds of this offering of debentures and our concurrent offering of senior notes.

	As of March 31, 2007
	Historical	Adjustments		Pro Forma
	(in millions)
Cash and cash equivalents	$1,733.1	$633.4		$2,366.5

Borrowings:
Short-term borrowings	$82.0	$(82.0	)(1)	$—

Long-term borrowings:
% Senior Notes due 2012	—
% Senior Notes due 2017	—
% Fixed-to-Floating Rate Junior Subordinated Debentures	—
Long-term borrowings	594.6	(594.6)		—

Total long-term borrowings	594.6	805.4	(2)	1,400.0

Total borrowings	676.6	723.4		1,400.0

Shareholders’ equity:
Preferred shares, $1.00 par value per share; 200,000,000 authorized; no shares issued and outstanding (pro forma)
Common shares, $1.00 par value per share; 1,000,000,000 shares authorized; 121,295,280 shares issued and outstanding (pro forma)	—	121.3		121.3
Additional paid-in capital	537.8	540.9	(3)	1,078.7
Accumulated changes in shareholders’ equity	—	—		—
Retained earnings	—	—		—
Total shareholders’ equity	537.8	662.2		1,200.0

Total capitalization	$1,214.4	$1,385.6		$2,600.0

(1)	Reflects the repayment of $82.0 million short-term borrowings owed to Man Group and other third parties.

(2)	Reflects the repayment of $594.6 million long-term borrowings owed to Man Group and third parties as well as the issuance of an aggregate of $1,400.0 million in senior notes and fixed-to-floating rate junior subordinated debentures. We expect to offer the senior notes pursuant to a separate prospectus. These offerings are not conditioned upon one another and may not be consummated at the same time. Our decision to proceed with the offering of the senior notes will be made independently, subject to market conditions, from our decision to proceed with this offering. See “Concurrent Offering of Senior Notes”.
(3)	Reflects the net capital contribution from Man Group of $651.7 million with $634.1 million included in additional paid-in-capital in exchange for the issuance of 17,379,493 additional common shares. Also reflects the net pro forma adjustments to historical equity of $10.7 million as well as the transfer of $103.9 million of equity to common shares at par value.

We describe the terms of our senior notes under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Long-Term Debt”.

SELECTED COMBINED FINANCIAL DATA

The following tables present certain selected combined financial data for our business. These tables should be read in conjunction with our combined financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

We derived the selected combined statement of operations for fiscal 2007, fiscal 2006 and fiscal 2005 and our combined balance sheet data as of March 31, 2007 and 2006 from our combined financial statements that are included elsewhere in this prospectus and were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. We derived the summary combined balance sheet data as of March 31, 2005 from our fiscal 2005 audited combined financial statements, which are not included in this prospectus. We derived the selected combined statement of operations and balance sheet data for fiscal 2004 from our unaudited combined financial statements, which are not included in this prospectus. Our combined financial statements were prepared in accordance with U.S. GAAP. Our historical financial data are not necessarily indicative of our results for any future period. In management’s opinion, the unaudited financial information set forth below has been prepared on substantially the same basis as the audited combined financial statements appearing elsewhere in this prospectus and includes all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the unaudited combined data.

	Year Ended March 31,
	2007	2006	2005	2004
	(in millions, except per share data)
Combined Statement of Operations
Revenues:
Execution-only commissions	$386.5	$261.8	$237.7	$234.8
Cleared commissions	1,280.0	865.6	687.0	685.7
Principal transactions	245.7	151.1	142.9	121.4
Interest income	3,775.4	1,294.0	583.0	358.7
Other	37.8	29.2	24.1	18.4

Total revenues	5,725.5	2,601.6	1,674.7	1,419.1

Interest and transaction-based expenses:
Interest expense	3,370.4	1,071.9	450.8	258.0
Execution and clearing fees	700.4	463.4	396.3	389.1
Sales commissions	275.9	119.8	105.8	120.6

Total interest and transaction-based expenses	4,346.7	1,655.1	952.9	767.7

Revenues, net of interest and transaction-based expenses	1,378.7	946.5	721.8	651.4

Expenses:
Employee compensation and benefits	834.7	595.7	415.3	381.8
Communications and technology	102.2	72.2	62.2	58.9
Occupancy and equipment costs	29.8	24.5	14.9	20.1
Depreciation and amortization	46.8	28.2	23.3	25.4
Professional fees	50.1	26.7	19.8	17.0
General and other	77.3	46.4	50.5	41.7
IPO-related costs	33.5	—	—	—
Refco integration costs	19.4	66.8	—	—

Total other expenses	1,193.9	860.5	586.1	544.9

Gains on exchange seats and shares	126.7	33.5	5.8	2.8
Net gain on settlement of legal proceeding	21.9	—	—	—
Interest on borrowings	43.8	31.5	17.7	6.3

Income before provision for income taxes	289.7	88.0	123.8	103.0
Provision for income taxes	100.0	28.2	39.5	34.8
Minority interest in income of combined companies (net of tax)	1.7	0.3	—	—
Equity in earnings of uncombined companies (net of tax)	0.1	0.3	—	—

Net income	$188.0	$59.8	$84.2	$68.2

Pro forma basic shares outstanding(1)	121.3
Pro forma diluted shares outstanding(1)	123.2
Pro forma basic net income per share(2)	$1.55
Pro forma diluted net income per share(2)	$1.53
Dividends declared per share(3)	$0.03

	At March 31,
	2007	2006	2005	2004
	(in millions)
Combined Balance Sheet Data
Cash and cash equivalents	$1,733.1	$1,413.5	$1,111.7	$941.4
Total assets	51,670.3	34,314.6	21,910.7	14,621.5
Total borrowings	676.6	673.5	570.6	210.6
Equity	537.8	374.1	323.4	294.8

(1)	Pro forma basic and diluted shares outstanding reflect the reclassification of our capital structure prior to the completion of the initial public offering of our common shares in connection with the Reorganization and Separation transactions. See Note 1 to our combined financial statements. Prior to the reclassification, our capital structure was presented as equity, rather than share capital. For a description of the Reorganization and Separation transactions see “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure”. For fiscal 2007, basic weighted average pro forma common shares outstanding is 121,295,280, representing the sum of (i) 100 common shares issued to Man Group UK Limited in connection with the formation of MF Global Ltd., (ii) 103,726,353 common shares issued to Man Group UK Limited in connection with the Reorganization and Separation transactions, (iii) 17,379,493 common shares issued to Man Group UK Limited in exchange for Man Group’s net capital contribution, (iv) 160,000 common shares issued pursuant to the employee stock grants upon the consummation of the initial public offering of our common shares and (v) 29,334 restricted stock units granted to retirement-eligible employees, less any unvested common shares subject to repurchase or cancellation. For fiscal 2007, diluted weighted average pro forma common shares outstanding is 123,196,853, representing basic weighted average pro forma common shares outstanding plus pro forma dilutive common shares for the period. See Notes (i) and (j) to “Unaudited Pro Forma Combined Financial Information”.
(2)	Pro forma net income per share is calculated by dividing historical net income for fiscal 2007 by the weighted average pro forma number of common shares outstanding (basic and dilutive) during fiscal 2007 as discussed in footnote (1) above.

(3)	These dividends were paid to Man Group when we were wholly owned by Man Group and are not indicative of future dividends. We currently do not expect to pay any cash dividends on our common shares in the foreseeable future. Dividend declared per share is calculated by dividing dividends paid to Man Group by the pro forma number of basic shares outstanding as discussed in footnote (1) above.

See adjustment described in Note 3 to our combined financial statements.

UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

The historical unaudited pro forma combined financial information of our company presented below has been derived from our audited combined financial statements for the year ended March 31, 2007. In addition to the sale of 97,379,765 common shares by Man Group UK Limited in the initial public offering of our common shares, this information reflects the pro forma effects of the following items:

•	a capital contribution by Man Group of $651.7 million in cash to us in return for approximately 17.4 million additional common shares that we issued to Man Group UK Limited;

•

the borrowing by one of our U.S. finance subsidiaries, MF Global Finance USA Inc., (and our guarantee) of $1.4 billion in a 364-day bridge loan from several financial institutions; and the use of a portion of the net proceeds of the bridge loan to repay all of our outstanding borrowings from Man Group and third parties;

•	our entry into transitional services agreements with Man Group;

•	the contribution to us by Man Group of a direct economic interest of 46.1% in USFE in connection with the Reorganization and Separation transactions, reflected for the full year;

•	our grant of IPO Awards; and

•	the provision for income taxes.

These items are collectively referred to as the “Pro Forma Adjustments”.

The pro forma combined financial information does not give effect to this offering of debentures or our concurrent offering of senior notes, nor does it give effect to our use of the proceeds of these offerings.

The Pro Forma Adjustments are based upon available information and certain assumptions that management believes are reasonable. The pro forma combined financial information and accompanying notes should be read in conjunction with our combined financial statements and notes thereto included elsewhere in this prospectus.

The pro forma combined financial information presented is not necessarily indicative of the results of operations or financial condition that might have occurred had the Pro Forma Adjustments actually taken place as of the dates specified, or that may be expected to occur in the future.

Pro Forma Combined Statement of Operations

		Year Ended March 31, 2007
		Historical	Pro Forma Adjustments	Pro Forma
		(in millions)
Revenues:
Execution-only commissions		$386.5	$—	$386.5
Cleared commissions		1,280.0	—	1,280.0
Principal transactions		245.7	—	245.7
Interest Income		3,775.4	—	3,775.4
Other		37.8	—	37.8

Total revenues		5,725.5	—	5,725.5

Interest and transaction-based expenses:
Interest expense(a)		3,370.4	10.1	3,380.5
Execution and clearing fees		700.4	—	700.4
Sales commissions		275.9	—	275.9

Total interest and transaction-based expenses		4,346.7	10.1	4,356.9

Revenues, net of interest and transaction-based expenses		1,378.7	(10.1)	1,368.6

Expenses:
Employee compensation and benefits, excluding employee IPO awards(b)		834.7	(25.1)	809.6
Employee IPO awards(b)		—	92.8	92.8
Communications and technology		102.2	—	102.2
Occupancy and equipment costs		29.8	—	29.8
Depreciation and amortization		46.8	—	46.8
Professional fees		50.1	—	50.1
General and other(a)		77.3	0.8	78.1
IPO-related costs(c)		33.5	(33.5)	—
Refco integration costs		19.4	—	19.4

Total other expenses		1,193.9	35.0	1,228.9

Gains on exchange seats and shares(d)		126.7	(28.6)	98.1
Net gain on settlement of legal proceeding		21.9	—	21.9
Interest on borrowings(e)(f)		43.8
	(e)		36.6
	(f)		2.0

			38.6	82.4

Income before provision for income taxes		289.7	(112.3)	177.4
Provision for income taxes(g)		100.0	(39.3)	60.7
Minority interest in income of combined companies (net of tax)		1.7	—	1.7
Equity in earnings of uncombined companies (net of tax)(h)		0.1	(0.6)	(0.5)

Net income		$188.0	$(73.6)	$114.4

The accompanying notes are an integral part of these financial statements.

Pro Forma Combined Balance Sheet

			At March 31, 2007
			Historical	Pro Forma Adjustments	Pro Forma
			(in millions)
Assets:
Cash and cash equivalents			$1,733.1
	(d	)		$91.1
	(e	)		(109.4)
	(i	)		651.7

				633.4	$2,366.5
Cash segregated under Federal and other regulations			4,373.5		4,373.5
Securities purchased under agreements to resell			19,056.3		19,056.3
Securities borrowed			4,843.3		4,843.3
Securities received as collateral			555.2		555.2
Securities owned, at fair value	(d	)	13,599.0	(91.1)	13,507.9
Receivables:
Brokers, dealers and clearing organizations			6,185.1		6,185.1
Customers			801.6		801.6
Affiliates			12.0
	(j	)		55.0
	(e	)		(67.0)

				(12.0)	—
Other			41.7		41.7
Memberships in exchanges, at cost			17.5		17.5
Furniture, equipment and leasehold improvements, net			45.8		45.8
Intangible assets, net			238.1		238.1
Other assets			168.1
	(k	)		(18.7)
	(n	)		10.9

				(7.8)	160.3

Total assets			$51,670.3	$522.5	$52,192.8

Liabilities and Equity:
Short-term borrowings, including current portion of long-term borrowings	(e	)	$82.0	$1,318.0	$1,400.0
Securities sold under agreements to repurchase			16,874.2		16,874.2
Securities loaned			10,107.7		10,107.7
Obligation to return securities borrowed			555.2		555.2
Securities sold, not yet purchased, at fair value			3,378.5		3,378.5
Payables:
Brokers, dealers and clearing organizations			2,561.5		2,561.5
Customers			15,756.0		15,756.0
Affiliates			869.9
	(e	)		(899.8)
	(l	)		29.9

				(869.9)	—
Accrued expenses and other liabilities			345.9
	(j	)		55.0
	(k	)		(48.6)
	(m	)		(0.2)
	(n	)		0.6

				6.8	352.7
Long-term borrowings	(e	)	594.6	(594.6)	0.0

Total liabilities			51,125.5	(139.7)	50,985.8

Minority interests in combined subsidiaries			7.0		7.0

Equity			537.8
	(j	)		55.0
	(j	)		(55.0)
	(k	)		29.9
	(l	)		(29.9)
	(m	)		0.2
	(n	)		10.5
	(i	)		(548.5)

				(537.8)	0.0
Shareholders’ equity (pro forma):
Preferred shares, $1.00 par value per share; 200,000,000 authorized; no shares issued and outstanding			—
Common shares, $1.00 par value per share; 1,000,000,000 authorized; 121,295,280 shares issued and outstanding			—	121.3	121.3
Additional paid-in capital			—
	(i	)		444.6
	(i	)		634.1

				1,078.7	1,078.7
Accumulated other comprehensive income			—	—	—
Retained earnings			—	—	—

Total shareholders’ equity (pro forma)			537.8	662.2	1,200.0

Total Liabilities and Equity			$51,670.3	$522.5	$52,192.8

The accompanying notes are an integral part of these financial statements.

NOTES TO PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1: Basis of Presentation

As permitted by the rules and regulations of the SEC, the Pro Forma Combined Financial Information is presented on a condensed basis. The pro forma combined statement of operations information for the year ended March 31, 2007 was prepared as if the Pro Forma Adjustments had taken place at the beginning of fiscal 2007. The pro forma combined balance sheet information was prepared as if the Pro Forma Adjustments had occurred as of March 31, 2007.

For pro forma purposes, the IPO Awards, where applicable, reflect an initial public offering price of $37.50 per share.

Note 2: Pro Forma Adjustments

(a) Transitional Services Agreements. Adjustment to reflect the change in our operating expenses due to transitional services agreements we have entered into with Man Group, pursuant to which we will rely on Man Group for the provision of certain administrative support and/or consultation services for several corporate functions. The services provided under these agreements, and the fees paid in respect of those services, are not expected to be materially different from the services provided by Man Group, or the fees paid, historically for similar services. However, in the past, we did not pay value-added tax (VAT) on these services; we have therefore included an adjustment of $0.8 million in general and other expenses to reflect appropriate VAT charges. We also included an adjustment reflecting a reduction in our net interest income by an amount that we receive on a portion of our client funds and that historically we have retained and included in our historical financial statements but that, going forward, we will pay directly to Man Group under our transitional services arrangements and will not retain. For fiscal 2007, the portion of interest on these funds was $10.1 million and this adjustment reduces our net interest income by this amount for the period. For a discussion of these transactions, see “Certain Relationships and Related Transactions”.

(b) Employee IPO Awards. Adjustment to reflect the increase in employee compensation and benefits as a result of the grant of share options and restricted share units to a broad group of employees, including our executive officers, under our equity incentive plan at the time we completed the initial public offering of our common shares. The historical compensation expense of $25.1 million, net of a cumulative effect of accounting change of $1.0 million, will be replaced with compensation expense on the new awards of $92.8 million for fiscal 2007, determined in accordance with SFAS No. 123(R) “Share-Based Payment”. Our estimate of fair value for the share option grants was made using the Black-Scholes model based upon an exercise price equal to the initial public offering price, volatility of 31%, risk free interest rate of 4.6% per year and an average expected life of 4.5 years. For a description of our equity incentive plan and the IPO Awards, see “Management of MF Global—Compensation Discussion and Analysis—Transition Policies—IPO Awards”.

(c) IPO-related costs. Adjustment to reflect the elimination of $33.5 million of costs directly attributable to the Reorganization, Separation and Recapitalization transactions, referred to as IPO-related costs. For a further description of these costs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

(d) Excess exchange memberships. Adjustment to reflect the contribution of certain excess exchange seats and shares to a subsidiary of Man Group at fair value in connection with the Reorganization and Separation transactions. As a result, we will no longer recognize gains or losses based on the fair market value movements of these seats or shares or receive dividends from these shares. Therefore, we have eliminated $28.6 million gain on exchange seats and shares, and have included an adjustment of $91.1 million to our securities owned, at fair value line item to reflect the sale of these exchange seats and shares.

(e) Bridge Loan / Repayment of Debt. Adjustment to reflect the net increase in interest on borrowings that would have been realized in connection with the repayment of all of our outstanding borrowings owed to Man

Group and third parties using the net proceeds from the borrowing by one of our U.S. finance subsidiaries, MF Global Finance USA Inc. (and our new guarantee of the repayment) of approximately $1.4 billion in a 364-day bridge loan. Any net difference will result in net cash and cash equivalents inflows/outflows. The new borrowings will result in increased interest expense on borrowings of $36.6 million for fiscal 2007, assuming an interest rate for the bridge loan of 5.75%. The bridge loan will provide for interest to accrue at a floating rate equal to (1) a specified base rate or (2) LIBOR for a varying period of one, two or three months plus a margin. For the purpose of this pro forma adjustment, we have assumed a fixed rate of 5.75%, which was the sum of the LIBOR rate in effect on June 20, 2007 and the applicable margin (including facility fee) of 0.40%. The effect on income before provision for income taxes of a  1/8% variance in these rates would be approximately $1.75 million for an annual period.

Giving effect to this offering and our concurrent offering of senior notes, and the application of the net proceeds of these offerings to repay in full the bridge loan, the pro forma combined financial information would be further adjusted as follows:

•

Interest on borrowings: Adjustment to reflect the net increase in interest on borrowings that would have been realized in connection with the repayment of the $1.4 billion bridge loan with the net proceeds of the issuance of the debentures being offered in this offering and the senior notes. Any net difference will affect net cash and cash equivalent cash flows/inflows. The new borrowings are expected to result in an increased interest expense on borrowings of between $11.7 million and $18.7 million for fiscal 2007. The effect on income before provision for income taxes of a  1/8% variance in the interest rate applicable to the senior notes and the debentures would be approximately $         million and $         million, respectively, in each case for an annual period.

•	Short-term borrowings: Adjustment to reflect the repayment of $1.4 billion of short-term borrowings under the bridge loan.

•	Long-term borrowings: Adjustment to reflect the increase in long-term borrowings of $1.4 billion, representing the debentures being offered in this offering and the senior notes.

(f) Bridge Loan / Liquidity Facility Fees. Adjustment to expense the arrangement fee of $0.5 million and the administration fee of $0.1 million related to the $1.4 billion bridge loan and $1.5 billion liquidity facility, as well as the annual liquidity facility fee of $1.4 million, calculated assuming a BBB+ rating. All these fees relate to the bridge loan or liquidity facility and will be expensed within the first year.

Giving effect to this offering of debentures and the concurrent offering of senior notes, and the application of the net proceeds of these offerings to repay in full the bridge loan shortly following this offering, the pro forma combined financial information would be further adjusted to reflect the incurrence of placement fees of approximately $10.0 million, which would result in a further adjustment to Interest on borrowings.

(g) Income Tax Provision. Adjustment to reflect the change to our income tax expense of $39.3 million for fiscal 2007 using a weighted statutory rate of 35%, as a result of the Reorganization and Separation transactions and this offering, including the tax attributes of the Pro Forma Adjustments.

(h) Ownership interest in USFE. Adjustment to reflect our additional 46.1% direct economic ownership in USFE, acquired in October 2006, for the full year, representing a loss of $0.6 million net of taxes. USFE is accounted for as an uncombined entity, and our share of the net loss since the acquisition in October 2006 has been included in our fiscal 2007 results. For further details on the transfer, see “Our Business—Investment in USFE”.

(i) Capital Contribution. Adjustment to reflect the transfer of equity of $548.5 million historically presented on a carve-out basis to (i) pro forma shareholders’ equity presented as common shares of $103.9 million and

(ii) additional paid-in capital of $444.6 million. Adjustment also reflects the receipt of an assumed net capital contribution of $651.7 million from Man Group prior to the pricing of this offering with $634.1 million included in additional paid-in-capital, in exchange for the issuance of 17,379,493 additional common shares to Man Group UK Limited. The amount of the capital contribution was calculated so as to equal approximately $1.2 billion less our equity at June 30, as adjusted for certain subsequent transactions and, for purposes of this pro forma combined balance sheet, is estimated using our equity at March 31, 2007.

Certain transactions will occur as the result of our Reorganization and Separation from Man Group and the offering that are not recurring and, therefore have not been adjusted for in the pro forma combined statement of operations. These items are, however, included within the pro forma combined balance sheet:

(j) Adjustment of $55.0 million to reflect estimated tax liabilities incurred in connection with the Reorganization and the initial public offering in accordance with SFAS No. 109 “Accounting for Income Taxes”. The amount of anticipated taxes is a non-recurring item and, therefore, is not reflected in the pro forma statement of operations but does result in a reduction of retained earnings in the pro forma balance sheet. Furthermore, subject to various limitations and conditions, MF Global has the right to receive the economic benefit of indemnity payments from Man Group for the tax costs incurred in connection with the Reorganization and the initial public offering. This indemnification results in a receivable from affiliates and is accounted for as increased paid-in-capital.

(k) Adjustment to reflect the tax effect of vesting and termination of our employees’ participation in various Man Group share plans. Our balance sheet at March 31, 2007 includes a deferred tax asset for unrealized tax benefits for future employee vesting in deferred tax assets in the amount of $18.7 million. This amount was calculated using the value of shares at the time of historical grants to our employees. Upon the consummation of the initial public offering of our common shares, our employees’ interests in the Man Group plans vested on a prorated basis. Such vesting and employee exercises result in the realization by MF Global of tax deductions that are calculated using the fair market value of the shares at the time of vesting. The excess of anticipated tax benefits of $29.9 million is calculated using the value of the shares at the time of vesting as compared to the value at the time of their grant (referred to as the “windfall tax savings”) and is represented as an increase to additional paid-in capital in our Pro Forma combined balance sheet in accordance with SFAS No. 123(R) “Share-Based Payments”. The total adjustment of $48.6 million reduces taxes payable within accrued expenses and other liabilities.

(l) Adjustment of $29.9 million to reflect an obligation to remit the “windfall tax savings” of the vesting of our employees in the Man Group share plans to Man Group. Under the terms of the Tax Matters Deed, we have agreed to pay to Man Group the amount of tax savings that are ultimately realized by MF Global upon employee vesting in Man Group share plans in excess of the amount of related deferred tax assets at March 31, 2007. The incurrence of this affiliates payable is offset by a distribution of retained earnings in our Pro Forma combined balance sheet.

(m) An adjustment of $11.1 million is recognized in compensation expense as a result of the initial public offering of our common shares due to the immediate vesting of existing employees’ stock compensation awards granted under several stock-based incentive plans established by Man Group. This adjustment consists of a $0.2 million reduction to accrued expenses and other liabilities on the liability plan, and a $11.3 million increase to equity on the equity plans. It also decreases retained earnings by $11.1 million.

(n) Adjustment to reflect the tax implications of the contribution of certain excess exchange seats to Man Group prior to the initial public offering. Our March 31, 2007 balance sheet includes deferred tax liabilities for the appreciation in the Company’s historic investment in those excess market seats in the amount of $19.7 million. These deferred tax costs were calculated using the fair value of these exchange seats at March 31, 2007. The contribution of the exchange seats will result in a reversal of the $19.7 million deferred tax liabilities mentioned above and the recognition of a deferred tax asset of $10.9 million. In addition, a portion ($20.3 million) of the contribution is not anticipated to result in tax costs, which will cause a reversal of the corresponding deferred taxes which in turn will result in a net increase to accrued expenses and other liabilities of $0.6 million. Furthermore, this also reflects a non-recurring decrease in tax expense of $10.5 million represented herein as a credit to retained earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described under the caption “Risk Factors” and elsewhere in this prospectus. You should read the following discussion in conjunction with the information included under the captions “Unaudited Pro Forma Combined Financial Data” and “Selected Combined Financial Data” and our historical combined financial statements and the related notes thereto included elsewhere in this prospectus. In this discussion, references to “fiscal 2005”, “fiscal 2006”, “fiscal 2007” and “fiscal 2008” mean our fiscal years ended March 31, 2005, 2006 and 2007 and our fiscal year ending March 31, 2008, respectively.

Overview

We are the leading broker of exchange-listed futures and options in the world. We provide execution and clearing services for exchange-traded and over-the-counter, or OTC, derivative products as well as for non-derivative foreign exchange products and securities in the cash markets. Our business is based on a diversified yet fully integrated model that allows us to offer a variety of products across a broad range of trading markets, geographic regions and clients and through multiple distribution channels. We operate and manage our business on an integrated basis as a single operating segment.

Our revenues, net of interest and transaction-based expenses, have grown 111.7% from $651.4 million in fiscal 2004 to $1,378.7 million in fiscal 2007. During the same period, our total revenues grew 303.5% from $1,419.1 million to $5,725.5 million. The main factors contributing to our growth during this period were:

•	overall growth in transaction volumes and volatility in the markets in which we operate;

•	growth from accounts of former Refco clients, which we acquired from regulated subsidiaries of Refco in fiscal 2006; and

•	our continued focus on expanding our business model to include additional products, trading markets and regions.

Factors Affecting Our Results

Our business environment directly affects our results of operations. Our results of operations have been and will continue to be affected by many factors, including economic, political and market conditions, broad trends in the brokerage and finance industry, changes in the level of trading activity in the broader marketplace, price levels and price volatility in the derivatives, interest rate, equity, foreign exchange and commodity markets, legislative and regulatory changes and competition, among other factors. In particular, our revenues are substantially dependent on the volume of client transactions we execute and clear and the volatility in the principal trading markets in which we operate, as well as prevailing interest rates as described below.

Trading Volumes and Volatility

Our trading volumes are particularly dependent on our clients’ demand for exchange-traded and OTC derivative products, which relate to interest rates, equities, foreign exchange and commodities. Demand for these products is driven by a number of factors, including the degree of volatility of the market prices of the underlying assets—that is, the extent to which and how rapidly those prices change during a given period. Higher price volatility increases the need for some clients to manage price risk and creates opportunities for speculative trading for others. While higher prices do not necessarily lead to increases in trading volumes, changes in the absolute price levels of financial assets or commodities can have a significant impact on trading volumes. In recent years, volatility in the primary markets in which we operate has been relatively high and has contributed to rising client trading volumes and thus rising revenues. The total volume of exchange-traded futures and options transactions we executed and cleared increased 125.1% from 668.0 million contracts in fiscal 2004 to 1,503.5 million contracts in fiscal 2007. All volume statistics presented throughout this prospectus include exchange-traded futures and options contract volumes as derived from our management reporting systems, as adjusted (1) to include volumes attributable to the Refco assets from the date of the Refco acquisition until the date Refco’s systems were integrated into ours; (2) to include futures and options volumes in Australia, India, Hong Kong and Canada and U.S.-based equity options and certain execution-only businesses captured by data sources not yet integrated in our management systems; and (3) to exclude intercompany volumes. We believe these adjustments result in more meaningful and useful data.

The global derivatives sector of our industry has experienced rapid growth in recent years based on the volume of exchange-traded derivatives and the outstanding notional amounts of OTC derivatives. We believe that the trends driving this growth—such as globalization, the migration to electronic markets, increased asset allocations to derivative products by institutions, hedge funds and other asset managers, the move to commercially oriented business practices at exchanges and market convergence—have contributed to higher volumes of derivatives and cash transactions in many of our trading markets. For a discussion of these trends, see “Our Industry—Industry Trends”.

We estimate that our volumes of exchange-traded futures and options transactions executed and cleared for the first quarter of fiscal 2008 to date are consistent with the general volume trends in the futures and derivatives markets. Based on publicly available data from CME, Eurex and CBOT, derivatives volumes on those exchanges generally declined in the early part of the first quarter of fiscal 2008 from the record levels of the previous quarter, although volumes have since experienced notable improvement given recent market volatility. There can be no assurance that volumes will sustain recent levels.

Interest Rates

Our interest income is directly affected by the spread between short-term interest rates we pay our clients on their account balances and the short-term interest rates we earn from re-investing their cash. While these spreads have remained within a relatively constant range over time, they can widen or narrow when interest rate trends change. In addition, a portion of our interest income relates to client balances on which we do not pay interest and thus is directly affected by the absolute level of short-term interest rates. As a result, our interest income is impacted by the level and volatility of interest rates. Overall, interest rates have risen since 2004, which has helped us to manage our interest rate spreads effectively and has increased our interest income on non-interest bearing client balances, and thus has had a generally positive impact on our revenues. In addition, our interest on borrowings is affected by changes in interest rates, which could increase or decrease our interest expense (recorded as interest on borrowings) on our variable rate debt.

Reorganization, Separation and Recapitalization

Prior to the initial public offering of our common shares, we were a division of Man Group known as “Man Financial”. Man Group is listed on the London Stock Exchange and is a FTSE 100 company. Man Investments, the asset management division of Man Group, is a leading company in the alternative investment industry. We refer to the various transactions implemented in preparation for the initial public offering of our common shares as the “Reorganization and Separation” transactions, which are described under “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure”. Following these transactions, we conduct our business independently of Man Group, under the name “MF Global”, as a public company listed on the New York Stock Exchange.

Following the Reorganization and Separation transactions and in order to manage our capital, liquidity and operations efficiently, we have begun to use, and intend to continue to use, our wholly owned finance subsidiaries in the United States, MF Global Finance North America Inc., the issuer of the debentures being offered in this offering, and MF Global Finance USA Inc. We also intend to form additional new finance subsidiaries outside the United States to conduct future financing activities. As we did for the senior notes and these debentures offered by MFG Finance, we expect to fully and unconditionally guarantee all financings by our finance subsidiaries.

This prospectus does not include the historical financial statements of MF Global Ltd. because it was formed on May 3, 2007 for the purpose of effecting the Reorganization and Separation transactions. Similarly, this prospectus does not include the historical financial statements of MF Global Finance North America Inc. because it was formed on June 8, 2007 for the purpose of effecting this offering of fixed-to-floating rate junior subordinated debentures and our concurrent offering of senior notes. Until the consummation of the Reorganization and Separation transactions, MF Global Ltd. had no material assets and did not engage in any operations. Similarly, until the consummation of this offering of junior subordinated debentures and our concurrent offering of senior notes, MF Global Finance North America Inc. will have no material assets and will not engage in any operations.

Our separation from Man Group and our transition to a public company have had and we expected to have certain consequences on our results of operations and financial condition. The principal consequences include:

•

New Group Net Capital Contribution. Man Group made a net capital contribution in cash to us in return for approximately 17.4 million additional common shares that we issued to Man Group UK Limited. For purposes of our pro forma combined balance sheet, the amount of the net capital contribution was estimated to be $651.7 million using our equity at March 31, 2007. The actual amount of the net capital contribution was calculated as the difference between $1.2 billion and our equity at June 30, 2007, which we estimated on the date of the Recapitalization, as adjusted for certain subsequent transactions. We describe the net capital contribution and the Recapitalization in further detail under “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure—The Recapitalization”.

•

Bridge Loan. One of our U.S. finance subsidiaries, MF Global Finance USA Inc., borrowed (and we guarantee the repayment of) approximately $1.4 billion under a 364-day bridge loan from several financial institutions, including affiliates of several of the underwriters in this offering. We intend to use the proceeds of this offering of fixed-to-floating rate junior subordinated debentures and our concurrent offering of senior notes to repay our borrowings under the bridge loan. We describe the terms of the bridge loan under “—Liquidity and Capital Resources” and the anticipated terms of our senior notes under “—Long-Term Debt” below.

•	Repayment of Outstanding Debt. We used a portion of the net proceeds from the $1.4 billion bridge loan to repay all of our outstanding borrowings owed to Man Group and third parties.

•

Equity Compensation. Following the Reorganization and Separation transactions, our employees no longer participate in equity compensation or other benefit plans sponsored by Man Group. We adopted new equity plans in connection with the initial public offering of our common shares and intend to use equity as a larger part of our ongoing compensation program as a public company. In connection with the initial public offering of our common shares, we made an initial grant of share options and/or restricted share units to our executive officers and a broad group of other employees under our Long-Term Incentive Plan. These initial awards took into account unvested share options and/or other share-based awards of Man Group then held by our officers and employees that were forfeited under the terms of the relevant Man Group plans as a result of the Reorganization and Separation transactions. For a discussion of these awards, see “Management of MF Global—Compensation Discussion and Analysis—Transition Policies”. The impact of these awards will be to increase our employee compensation and benefits expense during the periods over which the associated expense is amortized.

For information on the pro forma effects of the Recapitalization transactions and our transition to a public company, see “Unaudited Pro Forma Combined Financial Information” and the accompanying notes thereto and “Our Capitalization”.

In addition, we have for many years provided clearing services, under various arrangements, for a number of independent investment products managed by Man Investments Limited, which is a part of the asset management division of Man Group and remains part of Man Group after the initial public offering of our common shares. We have also provided execution services for these investment products. These brokerage services are an important source of revenue for us, accounting for approximately 2.8% of our revenues, net of interest and transaction-based expenses, for fiscal 2007. These brokerage services, together with the brokerage services we provide to several investment products managed by entities that are partially owned by Man Group, represent a substantially greater percentage, which we would estimate to be approximately 10-15%, of our adjusted income before taxes. We have recently entered into new clearing agreements with regard to the relevant investment products.

Acquisition of Refco Assets

In the past, we have significantly expanded our business both organically and through acquisitions. We have made acquisitions to advance our strategic development and to achieve earnings growth through economies of scale. In many cases, we make acquisitions by purchasing client accounts from other brokers or recruiting other brokers’ client teams and in other cases by acquiring entire brokerage units or companies.

On November 25, 2005, we acquired client accounts, balances and certain other assets (e.g., exchange seats and trading technology) from regulated subsidiaries of Refco for $304.9 million. We also hired a substantial number of Refco brokers and other employees. The assets related primarily to Refco’s regulated commodity futures business, primarily in the United States and to a lesser extent in Canada and Asia. Most of the U.S. and Canadian assets related to private clients. The acquisition was structured as a purchase of assets, although we also acquired stock of some small non-U.S. entities. See Note 4 to our audited combined financial statements. We acquired the Refco assets as a result of an auction conducted under the authority of the U.S. Bankruptcy Court pursuant to Sections 363 and 365 of Title 11 of the United States Code.

Because we acquired the Refco assets primarily in asset transactions, separate historical financial statements for the specific assets we purchased do not exist. In addition, we have no right of access to the accounting records of the Refco entities that sold these assets to us. Moreover, the amount of assets in the client accounts we purchased shrank significantly between October 2005, when news of Refco’s accounting problems prompted substantial client withdrawals, and November 2005, when we purchased the Refco assets. Consequently, we do not believe that any Refco historical financial statements relating to pre-acquisition periods would contain meaningful information for investors. For these reasons, this prospectus does not include historical financial statements for the Refco assets for periods prior to our acquisition of them in November 2005 or pro forma financial statements showing the impact of the acquisition on our results of operations and financial condition prior to the acquisition. Although our combined financial statements included in this prospectus reflect the performance of the Refco assets since the acquisition, this post-acquisition information does not indicate how the Refco assets performed historically prior to the acquisition.

The Refco acquisition is the largest acquisition we have made to date, and the Refco assets are an important part of our business. For fiscal 2007, these assets contributed approximately 11.3% of our total revenues, approximately 18.8% of our revenues, net of interest and transaction-based expenses, and approximately 12.3% of our income before provision for income taxes. At March 31, 2007, these assets accounted for approximately 7.8% of our total assets. Since our acquisition of the Refco assets, we have also attracted a substantial number of new accounts from former Refco clients who had closed their Refco accounts before the acquisition. These new accounts were not part of the Refco assets we purchased, although they also have contributed to our growth since the Refco acquisition. Whenever we refer to the Refco assets or their impact on our results of operations or financial condition in the discussion that follows, we refer to the assets we purchased from Refco subsidiaries in November 2005 and not to any new accounts of former Refco clients we have attracted after the acquisition, which we consider part of our organic growth, unless otherwise indicated.

Basis of Presentation

We have not previously prepared financial statements for our company on a stand-alone basis. The audited combined financial statements included elsewhere in this prospectus have been prepared as if we had existed on a stand-alone basis for all periods presented and in conformity with U.S. GAAP.

Our audited combined financial statements include the carve-out accounts of Man Financial, the brokerage business of Man Group plc, and its majority and wholly owned subsidiaries, in each case using the historical basis of accounting for the results of operations, assets and liabilities of the respective businesses. Our audited combined financial statements may not necessarily reflect the results of operations, financial position and cash flows we would have achieved had we actually existed on a stand-alone basis during the periods presented. Transactions between us and Man Group and entities that remain part of Man Group after the initial public offering of our common shares, herein referred to as “related party” or “affiliated” transactions, have not been eliminated in combination, but all significant intercompany balances and transactions between the entities included in our audited combined financial statements have been eliminated in combination.

Our audited combined financial statements include our direct expenses as well as our allocation of expenses arising from shared services and infrastructure provided to us by Man Group. These expenses primarily relate to employee compensation and benefits, use of office facilities and services related to overall corporate functions, including tax, legal, risk management, insurance, finance, internal audit and executive management. These expenses have been allocated to us using estimates that management considers a reasonable reflection of our use of these services or benefits we received. See Note 21 to our annual combined financial statements included elsewhere in this prospectus for further information related to these costs.

Results of Operations

We operate and manage our business on an integrated basis as a single operating segment. We derive our revenues principally from execution and clearing services we provide to our clients, including interest income related to providing these services. While we provide these services to a diverse client base across multiple products, trading markets and geographic regions, we do not manage our business, allocate resources or review our operating results based on the type of client, product or trading market or the geographic region in which these services are provided. For information related to our geographic regions, see Note 20 to our annual combined financial statements.

Sources of Revenues

We derive our revenues from execution-only commissions, cleared commissions, principal transactions, interest income and other income.

Execution-Only Commissions

Execution-only commissions consist of transaction fees we earn for executing trades on an agency basis for clients that do not have clearing accounts with us and clear through another brokerage firm. We provide execution-only services primarily to institutional clients. We charge a per-contract fee for the execution-only services we provide. These fees generally are established at market rates and vary based on the product traded. While we negotiate these fees with individual clients, the fees we charge for a particular product type do not vary significantly among our clients. Execution-only commissions do not include (1) commissions we earn when we both execute and clear the transaction for the client, which we recognize as cleared commissions described below, or (2) markups we earn from executing client trades on a matched principal basis, which we recognize as revenues under principal transactions described below. We generally bill execution-only commissions either electronically as part of the relevant transaction or through a manual invoice process. The amount of execution-only fees we earn in any period fluctuates primarily based on the volume of client transactions executed and the types of product traded, and to a lesser extent on the fees we charge.

Cleared Commissions

Cleared commissions consist of transaction fees we earn for executing and clearing trades for clients that have clearing accounts with us. Our clearing relationships with clients give rise to two ways we provide clearing services to our clients. First, in most instances, we both execute and clear transactions for clients. Second, less frequently, we only provide clearing services where the trade is executed by another brokerage firm and then routed to our system for clearing, or “given up” to us because the client has a clearing account with us. Cleared commissions include fees we earn for providing both types of services.

We charge per-contract fees at various rates based on the type of product traded, the method of trading and the volume of trading activity that a particular client conducts with us. We generate cleared commissions from a broad range of clients trading in multiple markets and we negotiate our fee rates and related rebates (discussed below) with clients on an individual basis. As a result, our transaction fee rates generally vary among our clients. Cleared commissions are debited directly from the client’s account with us, either on the trade date or on the closing date of the related transaction depending on the contractual arrangement we have with the client. In both cases, cleared commission revenue is recorded on a trade-date basis as client transactions occur.

Cleared commissions are presented net of rebates earned by clients. As part of our client fee arrangements, we pay rebates to clients based on the volume of transactions they execute and clear with us, which effectively reduces the per-contract fee we receive for executing and clearing transactions for these clients. The aggregate amount of cleared commission revenues we earn in any period fluctuates based on the volume of client transactions we execute and/or clear and the amount of commissions, net of rebates, we charge to clients in respect of those transactions.

Principal Transactions

Principal transactions reflect revenues we earn primarily from matched-principal transactions we execute to facilitate client trades and to a lesser extent from derivatives transactions we execute for our own account to hedge our foreign currency exposure as well as our hedging in respect of our interest rate exposure. As discussed below, the revenues earned in these transactions consist of the markups, or profits, we earn on these trades and are net of the value of the trades.

When we execute client orders on a matched-principal basis we take the other side of the trade for our own account and contemporaneously (often within minutes and generally on the same trading day) enter into an offsetting transaction with another party. By entering into offsetting trades contemporaneously, we reduce our exposure to the risk that market prices might change before the trade is completed. The offsetting trades may differ from the client trades in some respects, however, such as duration or other terms, and therefore we do not eliminate our exposure to market risk.

We engage in matched-principal execution primarily in the OTC foreign exchange and fixed income markets and in the listed metals markets outside the United States. In these transactions, we do not separately bill commissions to these clients, but include an amount in lieu of commissions in our revenues from principal transactions, following execution of the transactions on behalf of the clients. We seek to price these transactions so that we earn a positive spread, or markup, on the offsetting transaction, which we record as revenues from principal transactions. The markups represent our compensation for executing these clients’ orders. These revenues are a function of both the price of the underlying asset as well as the spread between the buy and sell prices for the underlying asset. This spread is affected by market conditions, including volatility and volume. Any markups (profits) or losses are recorded on the trade date.

Because we act as principal, rather than as agent, in these transactions, we are required to record realized and unrealized gains and losses relating to these transactions. Any gains or losses are for the account of our clients who secure payment to us for any losses by depositing margin funds as collateral. In addition, any trading errors are included in principal transactions.

In addition to these matched-principal trades, we enter into principal transactions in order to hedge our corporate exposure to foreign currency and interest rate risk. Our hedging transactions typically involve cash and derivative products in the foreign exchange market and fixed income derivatives. We enter into derivative transactions to hedge our exposure to British pounds and euros, both of which are currencies in which we pay a portion of our employee compensation and related benefits expenses. We generally hedge forecasted expenditures between 12 and 18 months in advance of payment. We also enter into derivatives transactions to hedge our exposure to changes in interest rates, which could affect the revenues we earn on cash balances and collateralized refinancing transactions as well as our cost of borrowing. We may engage in more interest rate hedging transactions in the future. Our hedging transactions do not fully offset our associated risk exposure. We also enter into principal transactions to invest and manage our liquid corporate assets. Our investment transactions typically involve government and investment-grade corporate debt securities as well as money- market funds. Profit and losses arising from all securities transactions entered into for our own account are recorded on a trade date basis.

Interest Income

We earn interest income from balances in our clients’ accounts, balances in our accounts, collateralized financing arrangements such as stock lending and resale and repurchase agreements and on the notional amounts of clients’ positions in contracts for differences. We also earn interest from investing our capital. As discussed below under “—Component of Expenses—Interest Expense”, we also incur related interest expense in connection with many of the transactions from which we derive interest income.

Our interest income is driven by the amount of client deposits placed with our brokerage operations, the level of prevailing interest rates, the portion of client balances on which we do not pay interest, the level of secured financing transactions provided to our clients and the degree to which we are able to optimize our capital structure. Typically, the net interest that we earn is lower in a lower interest rate environment and higher in a higher interest rate environment.

Revenues from interest income principally represent interest we earn from the investment of client funds deposited with us as margin for their trading activities, interest we earn on excess cash balances in our accounts and interest we earn from investing our capital. The majority of the interest income we earn relates to client balances on which we also pay interest to our clients, and therefore the net interest income we earn will depend on the spread between the short-term rates we pay and the short-term rates we earn. A portion of the interest income we earn relates to the client balances of some clients on which we do not pay interest. As a result, the interest income we earn on those client balances will depend on the absolute level of short-term interest rates.

We also earn interest from collateralized financing arrangements, which include resale agreements and securities lending transactions. When we enter into resale transactions, we earn interest on the cash payment we make to clients in exchange for securities deposited with us as collateral under agreements to resell at future dates. Conversely, when we enter into repurchase transactions, we pay interest on the cash we receive in exchange for pledging securities we own under agreements to repurchase at future dates. The amount of interest we earn depends on client activity and the difference between the interest rate we pay to our clients on their cash collateral and the interest rate we receive from investing the cash received by, or the collateral deposited with, us. These transactions result in a gross-up of interest income and interest expense in our combined statements of operations which are effectively netted as part of our revenues, net of interest and transaction-based expenses. Similarly, we enter into transactions where we borrow securities and pay related interest expense on the securities borrowed.

We also earn interest on the notional amount of clients’ positions in contracts for differences. In these transactions, the parties agree to settle a contract based on the difference between the opening and the closing prices of the contract, and our client posts with us as margin only a small percentage of the initial contract value. We charge these clients interest daily based on the notional amount of the contract for effectively financing the cost of the trade.

Our net interest income for fiscal 2007 and fiscal 2006 included approximately $10.1 million and $8.1 million, respectively, that we earned on certain client funds. Going forward, we will pay a similar portion of the net interest income earned on these funds directly to Man Group under our transitional services arrangements.

Other Revenues

Other revenues consist of revenues we earn from other normal business operations that are not otherwise included above. These types of revenues include, among other things:

•	certain ancillary services provided to clients;

•	software and related fees charged to clients for the use of software products; and

•	profits or losses on the sale or disposal of fixed assets and other long-term investments.

Components of Expenses

Our expenses consist of three principal components: (1) interest expense, (2) transaction-based expenses and (3) other expenses. A significant portion of our expenses is variable.

Interest Expense

Interest expense includes interest paid to our clients on the funds they maintain with us and interest paid to counterparties in connection with secured financing transactions, such as repurchase agreements and for securities we borrow. As discussed above, a substantial portion of our interest expense pertains to related client transactions from which we derive interest income but in respect of which we also incur interest expense. Our interest income and interest expense are effectively netted in our combined statements of operations as part of our revenues, net of interest and transaction-based expenses. The comparison of our period-to-period results described below also presents our interest income and interest expense on a net basis. For purposes of calculating revenues, net of interest and transaction-based expenses, interest expense excludes interest paid on long-term debt, which we disclose separately under “—Other Expenses” below.

Transaction-Based Expenses

Transaction-based expenses are variable expenses we incur directly to generate revenues from providing execution and clearing services and consist of (1) execution and clearing fees paid to third parties and (2) sales commissions paid to introducing brokers.

Execution and clearing fees reflect our costs of executing, clearing and settling trades on behalf of our clients. We pay execution- and clearing-related fees primarily to clearing brokers, exchanges, clearinghouses and regulatory and self-regulatory bodies at contractually agreed rates. These expenses are variable and depend on the volume of transactions we execute or clear through these third parties, the types of product traded and the markets in which the products are traded. Execution and clearing fees also include losses due to trading errors.

Sales commissions consist of fees paid to introducing brokers. We pay introducing brokers a percentage of the commission fees we receive from their clients for providing execution and/or clearing services. We enter into clearing agreements with introducing brokers and customer agreements with their clients, pursuant to which we negotiate our transaction fees and corresponding sales commission for the individual introducing broker. The amount of sales commission we pay is variable and depends on the fee arrangement we have negotiated, which is generally based on the volume of business introduced by the broker as a percentage of the revenues we earn.

Other Expenses

Other expenses consist of expenses relating to (1) employee compensation and benefits, (2) communications and technology, (3) occupancy and equipment costs, (4) depreciation and amortization, (5) professional fees, (6) general and other, (7) IPO-related costs and (8) Refco integration costs.

Employee Compensation and Benefits

Employee compensation and benefits expense is the principal component of our expenses. These expenses include all compensation paid to employees and any related expenses, such as salaries, sign-on bonuses, incentive compensation and related employee benefits and taxes. The most significant component of our overall employee compensation and benefits expense is the employment costs of our front office staff, which includes our brokers, traders and other personnel interacting with our clients.

Our employee compensation and benefits expense for all employees has both a fixed and variable component. The fixed component consists of base salaries and benefit costs. The variable component depends on whether the employee is classified as front or back office staff. Front office staff receive production-based compensation, or earnouts, under negotiated arrangements based on the profitability of their team. Back office staff, which generally includes our executive officers and corporate, administrative, accounting, information technology and related support personnel, receive discretionary bonuses on an annual basis and that are based more broadly on our corporate performance. Production-based compensation payments are paid on a monthly or quarterly basis depending on the negotiated arrangement. Discretionary bonuses are paid in the first quarter of our fiscal year. For many of our front office staff, their production-based compensation constitutes a significant component of their overall compensation. Discretionary bonuses for back office staff, excluding members of our executive management committee, are generally a smaller component of overall compensation. Production-based compensation and discretionary bonus costs, and therefore employee compensation and benefits expense, vary based on our operating results. We accrue our discretionary bonus costs monthly.

Employee compensation and benefits expenses also include expenses related to awards granted to our employees under several stock-based incentive plans established by Man Group. For a discussion of the Man Group stock compensation plans that our employees participated in prior to the Reorganization and Separation transactions, as well as the accounting for those awards, see Note 15 to our audited combined financial statements. As described under “Management of MF Global—Compensation Discussion and Analysis—Transition Policies”, effective upon completion of the initial public offering of our common shares, we expect to grant to our executives and a broad group of other employees initial awards of share options and/or restricted share units under our LTIP. These awards will take into account existing unvested share options and/or other share-based awards of Man Group held by our officers and employees that will be forfeited under the terms of the relevant Man Group plans as a result of the Reorganization and Separation transactions.

We estimate that we will realize approximately $303.0 million of stock-based compensation in future periods related to awards issued prior to March 31, 2007 as well as IPO Awards granted to employees upon consummation of the initial public offering of our common shares. Of this amount, we expect approximately $91.4 million, $94.5 million, $89.8 million and $27.3 million, will be recognized as expense in the years ending March 31, 2008, 2009, 2010 and thereafter, respectively. The restricted shares granted pursuant to the IPO Awards generally vest in full on the third anniversary of the pricing of the initial public offering. The share options granted pursuant to the IPO Awards will have an exercise price equal to the initial public offering price of our common shares and will vest in equal installments over the three-year period and therefore are not exercisable for the first year following the initial public offering. For more information concerning these IPO Awards, see “Management of MF Global—Compensation Discussion and Analysis—Transition Policies—IPO Awards”.

We expect that our employee compensation and benefits expense will vary from quarter to quarter due to the performance of our business, the hiring of additional employees associated with the growth of our business and the product and geographic mix of our business, which affects our compensation structure. As of March 31, 2007, we had 3,271 employees.

Communications and Technology

Communications and technology expenses consist of expenses incurred to purchase, lease, use and maintain the technology-related hardware, software and communications systems we use to operate our business. These types of expenses include expenses incurred to make network or data connections to market platforms, clients or other clearing agents, fees paid for access to external market data, software licenses, repairs and maintenance of hardware and software (including service agreements), as well as expenses for disaster recovery and redundancy systems. These expenses are impacted by the number of front office staff as well as the number of clients that require direct lines or data transfer capabilities. Communications and technology expenses are recognized on an accrual basis.

Occupancy and Equipment Costs

Occupancy and equipment costs consist of expenses incurred to lease, furnish and maintain our offices and other facilities, including rent, real estate broker fees, maintenance fees, utilities, other fixed asset-service fees, repair and leasehold improvement expenses and rents for exchange floor booths. Occupancy and equipment costs are recognized on an accrual basis.

Depreciation and Amortization

Depreciation and amortization expenses consist of expenses related to the depreciation of facilities, furniture, fixtures and equipment and the amortization of intangible assets, including acquired client relationships and internally developed software. Depreciation and amortization expenses are recognized over the period of the asset’s useful life.

Professional Fees

Professional fees consist of fees paid to consultants and advisors, including audit, legal, information technology and recruiting costs. Professional fees do not include any legal settlement costs, which are recorded as part of general and other expenses below. Professional fee expenses are recognized on an accrual basis.

As a public company, we are subject to various reporting and corporate governance requirements, including the requirements of the Sarbanes-Oxley Act of 2002 and the SEC rules and regulations implementing that Act, as well as the Exchange Act and the NYSE listing standards. To comply with these requirements, we expect to incur additional professional fees in fiscal 2007 and 2008.

General and Other

General and other expenses consist of other recurring expenses that have not been separately classified in our statement of operations. These types of expenses include, among other items, travel and entertainment, advertising, promotion, insurance premiums, bad debts, legal reserve costs, translation gains and losses, and general banking expenses. The amount of general and other expenses incurred by a particular team will impact the profitability of that team and, therefore, the amount of the production-based compensation received by its staff. We believe that this compensation structure encourages our front office staff to manage their travel and entertainment and other general expenses accordingly. General and other expenses are recognized on an accrual basis.

IPO-Related Costs

In connection with the Reorganization, Separation and Recapitalization transactions, we have incurred legal, consulting and other non-recurring professional fees, including fees relating to implementing new reporting and corporate governance requirements, adapting our accounting systems and marketing activities undertaken as part of our rebranding effort. We expect to incur additional professional fees relating to the Reorganization, Separation and Recapitalization transactions in fiscal 2008. As the company is receiving no proceeds from the offering, these costs have been expensed.

Refco Integration Costs

Refco integration costs consist of the costs incurred in connection with our acquisition of the Refco assets in November 2005, including retention costs and bonuses, redundancy and severance payments and professional fees.

Gains on Exchange Seats and Shares

Gains on exchange seats and shares consist of unrealized gains or losses we recognize on exchange seats or shares we hold in excess of the exchange seats and shares we are required to hold to conduct our business, which we refer to as excess seats and shares. The amount of any unrealized gain or loss is based on changes in the mark-to-market value of the excess seats or shares. We also recognize realized gains or losses on the sale of any seats and/or shares. The amount of any realized gain is based on the difference between the book value of such seats and/or shares and the sale price. Finally, gains on exchange seats and shares also include dividend income we earn from exchange seats or shares. All exchange seats or shares that we are required to hold in order to conduct our business are recorded at cost and do not impact our statements of operations. Certain exchange shares are subject to restrictions on resale. In the future, we do not plan to hold a material portfolio of excess seats or shares.

Interest on Borrowings

Interest on borrowings consists of interest expense charged to us by Man Group for subordinated borrowings as well as any interest expense incurred on borrowings from third parties. This interest expense is incurred separately from trading activities and client transactions. In connection with the Reorganization and Separation transactions, we have entered into a bridge loan and used a portion of the proceeds of the bridge loan to repay our existing indebtedness to Man Group and third parties. Subject to market conditions and other factors, we intend to use the proceeds of this offering of debentures and our concurrent offering of senior notes to repay borrowings under the bridge loan. For a discussion of our historical borrowings, see Notes 14 and 21 to our annual combined financial statements. For a discussion of our senior notes, see “—Liquidity and Capital Resources—Long-Term Debt”.

Provision for Income Taxes

Our provision for income taxes includes all current and deferred provisions for federal, state, local and foreign taxes.

The income tax provision reflected in this prospectus is presented as if we operated on a stand-alone basis, consistent with the liability method prescribed by Statement of Financial Accounting Standards (“SFAS”), Statement No. 109 “Accounting for Income Taxes”. Under this method, deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial statement and income tax purposes, as determined under applicable tax laws and rates. A valuation allowance is provided for deferred tax assets when it is more likely than not that some portion of the deferred tax assets will not be realized. Any increase or decrease in a valuation allowance could have a material adverse or beneficial impact on our income tax provision and net income in the period in which the determination is made. Our effective income tax rate can vary from period to period, depending on, among other factors, the geographic and business mix of our earnings, the availability of losses, the level of non-deductible expenses and the effect of tax audits.

Our effective tax rate in fiscal 2007 and fiscal 2006 was 34.5% and 32.1%, respectively. In fiscal 2007 and 2006, our U.S. taxable income has been affected by the costs of the Refco integration. We expect our U.S. taxable income to increase in future periods as a percentage of our total revenues. However, we expect our tax rate to decline over time as a result of our more efficient tax structure resulting from the Reorganization as well as the proposed reduction in the corporation tax rate in the United Kingdom, which could take effect in 2008.

Man Group has agreed to indemnify us against certain specified tax and other liabilities that may arise in connection with the Reorganization and Separation and the initial public offering of our common shares, subject to various limitations and conditions. We describe this indemnification in “Certain Relationships and Related Transactions”. To the extent that we incur a tax or other liability for which we are indemnified, our payment of the liability should generally be offset from a financial perspective by our receipt of the indemnity payments (subject to timing differences and the extent of the indemnification). Even if we are fully indemnified against a particular tax or other liability, however, our financial results of operations as reflected in our financial statements could be adversely affected. For accounting purposes, an indemnity payment would generally be treated as a net capital contribution to us from Man Group, and the incurrence of the related liability could reduce our net income as reported in our financial statements. The Reorganization and Separation and the initial public offering of our common shares will likely cause us to incur tax liabilities for which we would expect to receive the economic benefit of an indemnity payment under the tax matters deed. While those liabilities should not affect our cash flow, assuming we receive full indemnification, they are likely to have a significant non-cash impact on our statement of operations for the period following the offering.

Minority Interest in Income of Combined Companies (net of tax)

We combine the results of operations and financial position of entities we control, but do not wholly own. We own 91.0% of Man Securities Limited and 70.2% of Man Financial-Sify Securities India Private Limited. Earnings for these entities are combined on a post-tax basis.

Equity in Earnings of Uncombined Companies (net of tax)

Equity in earnings of uncombined companies includes our pro rata share of earnings for entities in which we own between 20% and 50% of the entity’s common equity and over which we have the ability to exert influence, although not control, relating to such entities’ operating and financial policies. We currently own a 20% interest in Polaris Man Financial Futures Co Ltd and a 47.9% interest in U.S. Futures Exchange LLC (“USFE”). For more information on our ownership interest in USFE, see “Our Business—Business Overview—Investment in USFE”.

Year Ended March 31, 2007 Compared to the Year Ended March 31, 2006

	For the Year Ended March 31,		% Change
	2007	2006
	(in millions)
Revenues
Execution-only commission	$386.5	$261.8	47.6%
Cleared commission	1,280.0	865.6	47.9
Principal transactions	245.7	151.1	62.6
Interest income	3,775.4	1,294.0	191.8
Other	37.8	29.2	29.5

Total revenues	5,725.5	2,601.6	120.1

Interest and transaction-based expenses:
Interest expense	3,370.4	1,071.9	214.4
Execution and clearing fees	700.4	463.4	51.1
Sales commission	275.9	119.8	130.3

Total interest and transaction-based expenses	4,346.7	1,655.1	162.6

Revenues, net of interest and transaction-based expenses	1,378.7	946.5	45.7

Expenses
Employee compensation and benefits	834.7	595.7	40.1
Communications and technology	102.2	72.2	41.6
Occupancy and equipment costs	29.8	24.5	21.6
Depreciation and amortization	46.8	28.2	66.0
Professional fees	50.1	26.7	87.6
General and other	77.3	46.4	66.6
IPO-related costs	33.5	—	—
Refco integration costs	19.4	66.8	(71.0)

Total other expenses	1,193.9	860.5	38.7

Gains on exchange seats and shares	126.7	33.5	278.2
Net gain on settlement of legal proceeding	21.9	—	—
Interest on borrowings	43.8	31.5	39.0

Income before provision for income taxes	289.7	88.0	229.2
Provision for income taxes	100.0	28.2	254.6
Minority interest in income of combined companies (net of tax)	1.7	0.3	466.7
Equity in earnings of uncombined companies (net of tax)	0.1	0.3	(66.7)

Net income	$188.0	$59.8	214.4%

Overview

Revenues, net of interest and transaction-based expenses, increased $432.2 million, or 45.7%, to $1,378.7 million for fiscal 2007 from $946.5 million for fiscal 2006. Total revenues increased $3,123.9 million, or 120.1% during the same period, to $5,725.5 million for fiscal 2007 from $2,601.6 million for fiscal 2006. This increase was primarily due to a 48.7% increase in our total volumes of executed or cleared exchange-traded futures and option transactions from 1,011.4 million contracts for fiscal 2006 to 1,503.5 million contracts for fiscal 2007. The increase of 492.1 million contracts in our total volumes of executed or cleared exchange-traded futures and option transactions was generated across all of our primary products, trading markets and regions and is attributable to the organic growth of our business and the Refco acquisition. The assets we acquired from Refco in November 2005 are reflected in our fiscal 2006 financial results for a period of four months, compared to the full year in fiscal 2007. More than half of our volume growth was attributable to these Refco assets, with the remainder of the volume increase due to organic growth in our business. For fiscal 2007, we attribute 290.3 million contracts of our executed or cleared transactions to the acquisition of the Refco assets compared to 80.5 million contracts for fiscal 2006. Also contributing to this increase in our total revenues and our revenues, net of interest and transaction-based expenses, was an increase in average client balances for fiscal 2007, in large part due to the Refco acquisition, which resulted in a significant increase in our interest income. Increased market activity and volatility in the foreign exchange, energy and metals sectors further contributed to the increase in our total revenues and our revenues, net of interest and transaction-based expenses because greater volatility resulted in our receiving better spreads during fiscal 2007 than we did during fiscal 2006. During fiscal 2007, there was also a slight increase in other revenues of $8.6 million earned from increased ancillary services provided to clients.

Our other expenses, which refer to our expenses other than interest and transaction-based expenses, increased $333.4 million, or 38.7%, to $1,193.9 million for fiscal 2007 from $860.5 million for fiscal 2006. The increase was primarily due to the $239.0 million increase in employee compensation and benefits expenses directly related to the growth in our total revenues and our revenues, net of interest and transaction-based expenses, combined with an increase in head count for fiscal 2007 resulting in part from the Refco integration. Also contributing to the increase in our other expenses were $19.4 million in costs related to the Refco integration, a $26.7 million settlement and curtailment expense related to the termination of the U.S. defined benefit plans in which our U.S. employees participated, $5.6 million in legal reserves and $33.5 million in incremental professional fees incurred in connection with the Reorganization and Separation transactions.

Income before provision for income taxes increased $201.7 million, or 229.2%, to $289.7 million for fiscal 2007 from $88.0 million for fiscal 2006. This increase was primarily due to increased total revenues and revenues, net of interest and transaction-based expenses, as a result of the growth in transaction volumes we experienced across all markets, products and geographies, the inclusion of the Refco assets for the full period for fiscal 2007, the increased gains on exchange seats and shares and the gain on the settlement of the Cargill legal proceeding. These increases were offset in part by the increase in other expenses described above.

Net income increased $128.2 million, or 214.4%, to $188.0 million for fiscal 2007 from $59.8 million for fiscal 2006. Net income, as a percentage of revenues, net of interest and transaction-based expenses, increased to 13.6% for fiscal 2007 from 6.3% for fiscal 2006, as a result of the increase in income before taxes as a percentage of revenues, net of interest and transaction-based expenses.

Revenues

Execution-only Commissions

Execution-only commissions increased $124.7 million, or 47.6%, to $386.5 million for fiscal 2007 from $261.8 million for fiscal 2006. This increase was primarily due to an increase of 29.9% in our volume of execution-only exchange-traded futures and options transactions from 337.6 million contracts for fiscal 2006 to 438.4 million contracts for fiscal 2007, combined with a higher portion of our transaction volumes being generated in higher-margin trading markets or regions or by higher-margin clients. The increase in our transaction volumes was primarily driven by an increase in the number of trades in interest rate products we executed during the period, reflecting interest rate uncertainties and increased trading activity in the interest rate derivative markets. Execution-only commissions, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, partly due to higher growth in our interest income, net and principal transactions, during the period.

Cleared Commissions

Cleared commissions increased $414.4 million, or 47.9%, to $1,280.0 million for fiscal 2007 from $865.6 million for fiscal 2006. This increase was primarily due to an increase of 58.1% in our volume of cleared exchange-traded futures and options transactions from 673.8 million contracts for fiscal 2006 to 1,065.1 million contracts for fiscal 2007. Approximately 50.8% of this increase in our volume of cleared transactions was due to additional transactions generated by the acquisition of the Refco assets. We experienced an increase in transaction execution and clearing volumes across almost all products, trading markets and regions. Cleared commissions, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, as a result of higher growth in our interest income, net and principal transactions, during this period.

Principal Transactions

Principal transactions increased $94.6 million, or 62.6%, to $245.7 million for fiscal 2007 from $151.1 million for fiscal 2006. This increase was primarily due to greater market volatility in both the foreign exchange and metals trading markets (which primarily involve matched-principal execution), predominantly in Europe, resulting in an increased spread between buy and sell transactions and therefore higher revenues. Foreign exchange and metals have historically represented, and continue to represent, the trading markets in which the largest portion of our matched principal execution occurs. Principal transactions, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, primarily as a result of growth in interest income, net during the period.

Interest Income, Net

Interest income, net, increased $182.9 million, or 82.4%, to $405.0 million for fiscal 2007 from $222.1 million for fiscal 2006. This increase was primarily due to an increase in interest rates combined with a 28.7% increase in the amount of average client balances attributable in large part to client accounts acquired as part of the Refco assets in November 2005. The average federal funds rate in the United States increased from 3.71% during fiscal 2006 to 5.17% during fiscal 2007. The increase in interest income, net, is also due in part to the growth in the contract value of our client activity in our fixed income products, consisting of both secured financings of repurchase and reverse repurchase transactions and stock borrowing and lending activities. This was evidenced by the fact that the book value of reverse repurchase and stock borrowed transactions increased $13.2 billion, or 123.9%, to $23.9 billion as of March 31, 2007 from $10.7 billion as of March 31, 2006. In addition, the book value of repurchase and stock loan transactions increased $15.0 billion, or 125.9%, to $27.0 billion as of March 31 2007 from $11.9 billion as of March 31, 2006. Interest expense as a percentage of interest income rose to 89.3% for fiscal 2007 from 82.8% for fiscal 2006. Our client funds as of March 31, 2007 were $15.8 billion, compared to $15.4 billion as of March 31, 2006.

Other Revenues

Other revenues increased $8.6 million, or 29.5%, to $37.8 million for fiscal 2007 compared to $29.2 million for fiscal 2006. Other revenues during these periods consisted primarily of third-party fees received from clients and other counterparties for the use of various trading systems, data and other back-office services and support. Other revenues, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, as a result of higher growth in our interest income, net and principal transactions during this period.

Transaction-based Expenses

Execution and Clearing Fees

Execution and clearing fees increased $237.0 million, or 51.1%, to $700.4 million for fiscal 2007 from $463.4 million for fiscal 2006. This increase was primarily due to a 48.7% increase in our volume of executed or cleared exchange-traded futures and options transactions from 1,011.4 million contracts for fiscal 2006 to 1,503.5 million contracts for fiscal 2007, combined with a slight shift in clients’ trading to products, markets or regions that result in higher third-party execution and clearing fees. We experienced increased transaction volumes in most of our principal trading markets, products and geographic regions. Approximately 42.6% of this volume increase was due to incremental transactions generated by the acquisition of the Refco assets, in excess of acquired Refco volume in fiscal 2006. Our execution and clearing fees are not fixed, but instead are calculated on a per-contract basis, and vary based on the market on which transactions are executed and cleared. Execution and clearing fees, as a percentage of total revenues, decreased for fiscal 2007 from fiscal 2006, partly due to the increase in interest income and principal transactions as a percentage of revenues, which do not result in increased execution and clearing fees.

Sales Commissions

Sales commissions increased $156.1 million, or 130.3%, to $275.9 million for fiscal 2007 from $119.8 million for fiscal 2006. This increase reflects the growth in volumes as well as the expansion of business operations through the acquisition of the Refco assets, which included customer accounts and associated legacy relationships with introducing brokers resulting in sales commissions of $122.7 million for fiscal 2007. Depending on the specific arrangements with introducing brokers, increased volumes usually result in a proportionate increase in commissions paid to brokers. Sales commissions, as a percentage of total revenues, increased for fiscal 2007 from fiscal 2006, due in part to a larger percentage of our business being conducted through introducing brokers, primarily from the Refco acquisition, in fiscal 2007.

Other Expenses

Employee Compensation and Benefits

Employee compensation and benefits increased $239.0 million, or 40.1%, to $834.7 million for fiscal 2007 from $595.7 million for fiscal 2006. This increase was primarily due to the 45.7% increase in revenues, net of interest and transaction-based expenses, resulting in a comparable increase in variable compensation paid to employees based on sales volumes and profit contributions. To a lesser extent, our employee compensation and benefits expenses increased due to a larger number of brokerage personnel in fiscal 2007 following the Refco acquisition in November 2005, in addition to the $26.7 million in costs related to the termination of the U.S. defined benefit plans in which our U.S. employees participated. See Note 16 to our combined financial statements for further details regarding the termination of the plan. Fixed front and back office compensation as a percentage of total employee compensation and benefits decreased to 39.6% for fiscal 2007 from 43.1% for fiscal 2006. This is partly due to the additional charge of $26.7 million related to the termination of the U.S. defined benefit plan included within employee compensation and benefits in fiscal 2007, which is not part of our fixed front and back office compensation. The adoption of SFAS 123R in April 2006 also resulted in a cumulative benefit from accounting change of $1.0 million in fiscal 2007. The benefit from accounting change reflects the net cumulative impact of estimating future forfeitures in determining expenses for the period, rather than recording forfeitures when they occur as previously permitted under APB 25. Employee compensation and benefits, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 60.5% for fiscal 2007 from 62.9% for fiscal 2006. This is mainly due to additional compensation-related expenses incurred during the last quarter of fiscal 2006 of $38.4 million as a result of management’s decision to retain a large number of Refco employees rather than terminating these employees outright after our acquisition.

Communications and Technology

Communications and technology expenses increased $30.0 million, or 41.6%, to $102.2 million for fiscal 2007 from $72.2 million for fiscal 2006. This increase was primarily due to the incremental ongoing expenses associated with servicing additional brokerage personnel and key client accounts and systems, as a result of both our acquisition of the Refco assets and the organic growth of our business. Increases in transaction volumes tend to result in increased demand for direct lines and data transfer capabilities, although at a lower growth rate than volumes. Communications and technology, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 7.4% for fiscal 2007 from 7.6% for fiscal 2006.

Occupancy and Equipment Costs

Occupancy and equipment costs increased $5.3 million, or 21.6%, to $29.8 million for fiscal 2007 from $24.5 million for fiscal 2006. This increase was primarily due to the incremental rent and occupancy expenses associated with the acquired Refco assets and the resulting increase in headcount during the year. Occupancy and equipment costs, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 2.2% for fiscal 2007 from 2.6% for fiscal 2006.

Depreciation and Amortization

Depreciation and amortization increased $18.6 million, or 66.0%, to $46.8 million for fiscal 2007 from $28.2 million for fiscal 2006. This increase was due to the amortization of additional client relationships and other intangibles acquired as part of the Refco acquisition, partially offset by other historical intangible assets getting closer to the end of their remaining useful lives. Depreciation and amortization, as a percentage of revenues, net of interest and transaction-based expenses, increased to 3.4% for fiscal 2007 from 3.0% for fiscal 2006 reflecting these additional intangible assets.

Professional Fees

Professional fees increased $23.4 million, or 87.6%, to $50.1 million for fiscal 2007 from $26.7 million for fiscal 2006. This increase was primarily due to consulting fees related to the implementation of new regulatory requirements, such as the BASEL II capital adequacy framework, as well as legal costs related to numerous legal proceedings, accounting services and other professional fees incurred during fiscal 2007. Professional fees, as a percentage of revenues, net of interest and transaction-based expenses, increased to 3.6% for fiscal 2007 from 2.8% for fiscal 2006.

General and Other

General and other expenses increased $30.9 million, or 66.6%, to $77.3 million for fiscal 2007 from $46.4 million for fiscal 2006. This increase was due primarily to the recording of a legal provision of $5.6 million related to certain litigation reserves during the period, a reversal of translation gains in fiscal 2006 and the recognition of a translation loss in fiscal 2007 totaling a $12.3 million change, as well as numerous other sundry increases. General and other expenses, as a percentage of revenues, net of interest and transaction-based expenses, increased to 5.6% for fiscal 2007 from 4.9% for fiscal 2006.

IPO-Related Costs

We incurred costs of $33.5 million, or approximately 2.4% of our revenues, net of interest and transaction-based expenses, for fiscal 2007 in connection with the Reorganization, Separation and Recapitalization transactions. These costs consisted primarily of legal, accounting and consulting fees. Since we will not receive proceeds from the initial public offering of our common shares, we have expensed these costs.

Refco Integration Costs

Refco integration costs decreased by $47.4 million, or 71.0%, to $19.4 million for fiscal 2007 from $66.8 million for fiscal 2006. The Refco integration costs for fiscal 2007 consisted primarily of retention payments to Refco employees. Refco integration costs, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 1.4% for fiscal 2007 from 7.1% for fiscal 2006.

Gains on Exchange Seats and Shares

Gains on exchange seats and shares increased $93.2 million, or 278.2%, to $126.7 million for fiscal 2007 from $33.5 million for fiscal 2006. These gains for fiscal 2007 were mainly due to gains on sale of NYMEX seats of $53.3 million and CME shares of $2.9 million, as well as mark-to-market gains of $6.0 million on excess CME shares, $16.1 million on excess CBOT shares, $19.2 million on excess NYMEX shares and $23.9 million on excess IntercontinentalExchange, London Stock Exchange, London Mercantile Exchange and Singapore Exchange Ltd. exchange shares. We will be contributing approximately 60% of our excess exchange seats and shares to a subsidiary of Man Group in connection with the Reorganization and Separation transactions and intend to dispose of substantially all of our remaining excess exchange seats and shares following the initial public offering of our common shares. As a result, absent future demutualizations or changes in trading requirements, we do not expect to recognize material amounts of gains on seats and shares in future periods.

Net Gain on Settlement of Legal Proceeding

We received a net gain on the settlement of a legal proceeding of $21.9 million, or 1.6% of our revenues, net of interest and transaction-based expenses, for fiscal 2007. This gain was a result of the settlement agreement with Cargill on March 30, 2007 of $28.0 million, net of the contingent asset of $0.8 million recognized at acquisition and the contingent legal costs incurred of $5.3 million.

Interest on Borrowings

Interest on borrowings increased $12.3 million, or 39.0%, to $43.8 million for fiscal 2007 from $31.5 million for fiscal 2006. This increase was primarily due to increased interest rates related to our subordinated debt and intercompany borrowings with Man Group, offset by a decrease in the principal amount of our long-term debt to finance acquisitions and working capital requirements. Interest from borrowings, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 3.2% for fiscal 2007 from 3.3% for fiscal 2006.

Provision for Income Taxes

Income taxes increased $71.8 million, or 254.6%, to $100.0 million, for fiscal 2007 from $28.2 million for fiscal 2006. Our effective income tax rate was 34.5% for fiscal 2007, up from 32.1% in fiscal 2006. The increase in income tax expense was primarily due to the overall growth of the business at the level of income before income taxes (an increase of $201.7 million, or 229.2%, to $289.7 million for fiscal 2007 from $88.0 million for fiscal 2006). The increase in effective income tax rate primarily relates to a significantly higher taxable profit in relative terms from the United States in fiscal 2007, partly as a result of the non-recurring costs incurred in connection with the acquisition and integration of the Refco assets in fiscal 2006 and non-deductible IPO-related costs incurred in fiscal 2007.

Year Ended March 31, 2006 Compared to the Year Ended March 31, 2005

	Year Ended March 31,
	2006	2005	% Change
	(in millions)
Revenues
Execution-only commissions	$261.8	$237.7	10.1%
Cleared commissions	865.6	687.0	26.0
Principal transactions	151.1	142.9	5.7
Interest income	1,294.0	583.0	122.0
Other	29.2	24.1	21.2

Total revenues	2,601.6	1,674.7	55.3

Interest and transaction-based expenses:
Interest expense	1,071.9	450.8	137.8
Execution and clearing fees	463.4	396.3	16.9
Sales commissions	119.8	105.8	13.2

Total interest and transaction-based expenses	1,655.1	952.9	73.7

Revenues, net of interest and transaction-based expenses	946.5	721.8	31.1

Expenses
Employee compensation and benefits	595.7	415.3	43.4
Communications and technology	72.2	62.2	16.1
Occupancy and equipment costs	24.5	14.9	64.4
Depreciation and amortization	28.2	23.3	21.0
Professional fees	26.7	19.8	34.8
General and other	46.4	50.5	(8.1)
Refco integration costs	66.8	—	—

Total other expenses	860.5	586.1	46.8
Gains on exchange seats and shares	33.5	5.8	477.6
Interest on borrowings	31.5	17.7	78.0

Income before provision for income taxes	88.0	123.8	(28.9)
Provision for income taxes	28.2	39.5	(28.6)
Minority interest in income of combined companies (net of tax)	0.3	—	—
Equity in earnings of uncombined companies (net of tax)	0.3	—	—

Net income	$59.8	$84.2	(29.0)%

Overview

Revenues, net of interest and transaction-based expenses, increased $224.7 million, or 31.1%, to $946.5 million for fiscal 2006 from $721.8 million for fiscal 2005. Total revenues increased $926.9 million, or 55.3% during the same period, to $2,601.6 million for fiscal 2006 from $1,674.7 million for fiscal 2005. This increase was primarily due to a 32.7% increase in our total volumes of executed or cleared exchange-traded futures and options transactions from 761.9 million contracts for fiscal 2005 to 1,011.4 million contracts for fiscal 2006, which was generated across the primary trading markets, products and geographic regions that we serve combined with growth in our client balances. This growth also reflected the continued growth in market share reflected by our increased volumes and the benefits of continued activity in our markets. The Refco acquisition accounted for approximately one-third of the increase in our transaction volumes executed or cleared and almost one-third of the increase in our customer balances, all of which were attributable to the last four months of fiscal 2006. For fiscal 2006, we attribute 80.5 million contracts of our executed and cleared transactions to the Refco acquisition.

Our other expenses, which refer to our expenses as other than interest and transaction-based expenses, increased $274.4 million, or 46.8%, to $860.5 million for fiscal 2006 from $586.1 million for fiscal 2005. This increase was primarily due to a $180.4 million increase in employee compensation and benefits primarily due to the increase in variable compensation as a result of the increase in our total revenues and our revenues, net of interest income and transaction-based expenses, the incurrence of $66.8 million in retention, termination and other costs in connection with the Refco integration, an increase in head count for the last four months of fiscal 2006 due to the Refco acquisition, as well as a net operating loss of $11.8 million from Refco-related operations for the last four months of fiscal 2006. These expenses were partially offset by a $27.7 million increase in the gains on exchange seats and shares from $5.8 million in fiscal 2005 to $33.5 million in fiscal 2006.

Income before provision for income taxes decreased $35.8 million, or 28.9%, to $88.0 million for fiscal 2006 from $123.8 million for fiscal 2005, with income before taxes, as a percentage of revenues, net of interest and transaction-based expenses decreasing from 17.2% to 9.3%. This decrease was primarily due to the factors identified above.

Net income decreased $24.4 million, or 29.0%, to $59.8 million for fiscal 2006 from $84.2 million for fiscal 2005. This decrease was primarily due to the incurrence of additional expenses in connection with the acquisition and integration of Refco, offset in part by the increase in gains on exchange seats and shares, as described above. Net income, as a percentage of revenues, net of interest and transaction-based expenses, decreased to 6.3% for fiscal 2006 from 11.7% for fiscal 2005.

Revenues

Execution-only Commissions

Execution-only commissions increased $24.1 million, or 10.1%, to $261.8 million for fiscal 2006 from $237.7 million for fiscal 2005. This increase was due to an increase of 23.2% in our volume of execution-only exchange-traded futures and options transactions from 274.0 million contracts in fiscal 2005 to 337.6 million contracts in fiscal 2006, offset in part by the fact that a smaller portion of our transaction volumes was generated in higher margin trading markets or regions, or by higher margin clients. The increase in our transaction volumes was primarily driven by an increase in the volume of interest rate products we executed during the period as a result of interest rate uncertainties and increased trading volumes in interest rate derivatives. Execution-only commissions, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005, as our volume of execution-only transactions for fiscal 2006 grew at a lower rate than other service areas, primarily interest income, net, during that period. In addition, the growth in transaction volumes resulting from the Refco acquisition impacted our cleared commissions since most of the former Refco clients have clearing accounts with us but did not impact the volume of our execution-only transactions.

Cleared Commissions

Cleared commissions increased $178.6 million, or 26.0%, to $865.6 million for fiscal 2006 from $687.0 million for fiscal 2005. This increase was primarily due to an increase of 38.1% in our volume of cleared exchange-traded futures and options transactions executed and cleared from 487.9 million contracts for fiscal 2005 to 673.8 million contracts for fiscal 2006. Approximately 43.2% of this volume increase was generated as a result of the Refco acquisition during the last four months of fiscal 2006. We experienced an increase in transaction execution and clearing volumes across almost all of our products, trading markets and regions.

Principal Transactions

Principal transactions increased $8.2 million, or 5.7%, to $151.1 million for fiscal 2006 from $142.9 million for fiscal 2005. This increase was primarily due to a moderate increase in the level of market volatility in both the foreign exchange and metals markets (which principally involve matched-principal execution), primarily in Europe. Foreign exchange and metals have historically represented, and continue to represent, the trading markets in which the largest portion of our matched principal execution occurs. Principal transactions, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005, primarily as a result of higher growth in other revenue sources, primarily interest income, net, during the period.

Interest Income, Net

Interest income, net, increased $89.9 million, or 68.0%, to $222.1 million for fiscal 2006 from $132.2 million for fiscal 2005. This increase was primarily due to an increase in average interest rates as combined with a $6.6 billion, or 75.0% increase in the amount of client funds to $15.4 billion as of March 31, 2006 compared to $8.8 billion as of March 31, 2005, attributable in large part to client accounts acquired as part of the Refco acquisition. The average federal funds rate in the United States increased from 1.72% during fiscal 2005 to 3.71% during fiscal 2006. The increase in interest income, net, is also due in part to the growth in the contract value of our client activity in our fixed income business, consisting of both secured financings of repurchase and reverse repurchase transactions and stock borrowing and lending activities. The book value of reverse repurchase and stock borrowed transactions increased by $541.6 million, or 5.9%, to $10.7 billion as of March 31, 2006 from $10.1 billion as of March 31, 2005. The contract value of repurchase and stock loan transactions increased by $2.0 billion, or 20.2%, to $11.9 billion as of March 31, 2006 from $9.9 billion as of March 31, 2005. Interest expense as a percentage of interest income increased to 82.8% for fiscal 2006 from 77.3% for fiscal 2005. Our client funds increased 75.0% to $15.4 billion as of March 31, 2006 from $8.8 billion as of March 31, 2005 due in part to the Refco acquisition.

Other Revenues

Other revenues increased $5.1 million, or 21.2%, to $29.2 million for fiscal 2006 from $24.1 million for fiscal 2005. This increase was primarily due to an increase in fees for third-party services provided to clients, such as fees paid by clients for the use of trading screens and other ancillary services, in part because of the increase in the number of our clients as a result of our acquisition of the Refco assets. Other revenues, as a percentage of total revenues, decreased slightly for fiscal 2006 from fiscal 2005, as a result of higher growth in our net interest income and principal transactions during this period.

Transaction-based Expenses

Execution and Clearing Fees

Execution and clearing fees increased $67.1 million, or 16.9%, to $463.4 million for fiscal 2006 from $396.3 million for fiscal 2005. This increase was due to a 32.7% increase in our volume of executed or cleared exchange-traded futures and options transactions to 1,011.4 million contracts in fiscal 2006 from 761.9 million contracts in fiscal 2005, offset in part by the fact that a smaller portion of our transaction volumes was generated in higher margin trading markets or regions, or by higher margin clients. We experienced increased transaction volumes in most of our principal trading markets, products and geographic regions. Approximately half of this increase (representing an approximately 11.5% increase in our transaction volume) was due to additional transactions generated in the last four months of fiscal 2006 as a result of the Refco acquisition. Our execution and clearing fees are not fixed, but instead are calculated on a per-contract basis and vary based on the market in which transactions are executed and cleared. Execution and clearing fees, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005. This decrease is partly due to the increase in net interest income as a percentage of revenues, which does not result in increased execution and clearing fees.

Sales Commissions

Sales commissions increased $14.0 million, or 13.2%, to $119.8 million for fiscal 2006 from $105.8 million for fiscal 2005. This increase primarily reflects the increase in transaction volumes, as well as the expansion of our business operations through the Refco acquisition, which included customer accounts and associated legacy relationships with introducing brokers. Sales commissions, as a percentage of total revenues, decreased for fiscal 2006 from fiscal 2005.

Expenses

Employee Compensation and Benefits

Employee compensation and benefits increased $180.4 million, or 43.4%, to $595.7 million for fiscal 2006 from $415.3 million for fiscal 2005. The increase was primarily due to the 31.1% increase in revenues, net of interest and transaction-based expenses, resulting in a comparable increase in variable compensation paid to employees based on team profitability under negotiated agreements. Also contributing to this increase were (1) an increase in expenses recognized in connection with stock-based compensation from $13.0 million in fiscal 2005 to $24.5 million in fiscal 2006 due to the increase in the price of Man Group’s stock and the resulting impact on the intrinsic value of the awards determined pursuant to APB 25, and (2) an increase in the number of brokerage personnel in the last four months of fiscal 2006 as part of the Refco acquisition. Fixed compensation as a percentage of total employee compensation and benefits was 43.1% in fiscal 2006 and 42.7% in fiscal 2005. Employee compensation and benefits, as a percentage of total revenues, net of interest and transaction-based expenses, increased to 62.9% for fiscal 2006 from 57.5% for fiscal 2005. This increase is directly related to the increase in volumes and negotiated compensation arrangements for front office staff. Primarily as a result of our acquisition of the Refco assets, our number of employees increased to 2,980 as of March 31 2006, compared to 1,650 as of March 31, 2005.

Communications and Technology

Communications and technology expenses increased $10.0 million, or 16.1%, to $72.2 million for fiscal 2006 from $62.2 million for fiscal 2005. This increase was primarily due to the incremental ongoing expenses incurred in the last four months of fiscal 2006 in servicing additional brokerage personnel and key client accounts and systems, both acquired as part of the Refco acquisition, as well as additional expenses incurred throughout fiscal 2006 due to the organic growth of our business. Increases in transaction volumes tend to result in increased demand for direct lines and data transfer capabilities, although at a lower growth rate. Communications and technology, as a percentage of total revenues, net of interest and transaction-based expenses, decreased to 7.6% for fiscal 2006 from 8.6% for fiscal 2005.

Occupancy and Equipment Costs

Occupancy and equipment costs increased $9.6 million, or 64.4%, to $24.5 million, for fiscal 2006 from $14.9 million for fiscal 2005. This increase was due to the incremental expenses in the last four months of fiscal

2006 in connection with the Refco acquisition. Occupancy and equipment costs, as a percentage of total revenues, net of interest and transaction-based expenses, increased to 2.6% for fiscal 2006 from 2.1% for fiscal 2005.

Depreciation and Amortization

Depreciation and amortization increased $4.9 million, or 21.0%, to $28.2 million for fiscal 2006 from $23.3 million for fiscal 2005. This increase was due to the amortization of additional client relationships and other intangibles acquired as part of the Refco acquisition, offset in part by other historical intangible assets getting closer to the end of their remaining useful lives. Depreciation and amortization, as a percentage of total revenues, net of interest and transaction-based expenses, decreased to 3.0% for fiscal 2006 from 3.2% for fiscal 2005.

Professional Fees

Professional fees increased $6.9 million, or 34.8%, to $26.7 million for fiscal 2006 from $19.8 million for fiscal 2005. This increase was primarily due to additional information technology consulting and legal fees incurred in fiscal 2006 in connection with additional data warehousing projects and ongoing litigation, respectively. Professional fees, as a percentage of total revenues, net of interest and transaction-based expenses, increased slightly, to 2.8% for fiscal 2006 from 2.7% for fiscal 2005.

General and Other

General and other expenses decreased $4.1 million, or 8.1%, to $46.4 million for fiscal 2006 from $50.5 million for fiscal 2005. This decrease was primarily due to a $22.1 million change in foreign currency translation gain on translating monetary assets and liabilities of subsidiaries that are held in a currency other than the subsidiary’s functional currency. The decrease was offset in part by a $5.2 million increase in travel and entertainment expenses, a $2.2 million increase in administration, marketing and advertising expenses, a $2.8 million increase in legal expenses, as well as numerous other sundry increases. General and other expenses, as a percentage of total revenues, net of interest and transaction-based expenses, decreased to 4.9% for fiscal 2006 from 7.0% for fiscal 2005.

Refco Integration Costs

We incurred costs of approximately $66.8 million in relation our acquisition of the Refco assets in November 2005, consisting of the following components:

Year Ended 2006
(in millions)
Retention costs and bonuses	$38.7
Redundancy/severance	14.0
Professional fees	7.3
Other	6.8

Total	$66.8

Gains on Exchange Seats and Shares

Gains on exchange seats and shares increased $27.7 million to $33.5 million for fiscal 2006 from $5.8 million for fiscal 2005. The gains for fiscal 2006 were mainly due to mark-to-market gains of $20.4 million on excess London Stock Exchange, IntercontinentalExchange and Chicago Mercantile Exchange shares and gains of $11.7 million on sales of Chicago Mercantile Exchange and IntercontinentalExchange shares.

Interest on Borrowings

Interest on borrowings increased $13.8 million, or 78.0%, to $31.5 million for fiscal 2006 from $17.7 million for fiscal 2005. This increase was primarily due to increased interest rates on our subordinated debt and intercompany borrowings with Man Group, as well as an increase in the principal amount of our long-term debt to finance acquisitions and working capital requirements. Interest on borrowings, as a percentage of total revenues, net of interest and transaction-based expenses, increased to 3.3% for fiscal 2006 from 2.5% for fiscal 2005.

Provision for Income Taxes

Income taxes decreased $11.3 million, or 28.6%, to $28.2 million, for fiscal 2006 from $39.5 million for fiscal 2005. Our effective income tax rate was 32.1% for fiscal 2006, up from 31.9% in fiscal 2005. This increase was primarily due to one-off adjustments relating to the release of tax provisions in an amount of $3.8 million that ceased to be required in fiscal 2005, which was offset in part by net losses incurred in the United States in connection with the acquisition and integration of the Refco assets in fiscal 2006.

Non-GAAP Financial Measures

In addition to our combined financial statements presented in accordance with GAAP, we use certain non-GAAP financial measures of our financial performance for the reasons described further below. The presentation of these measures is not intended to be considered in isolation from, as a substitute for or as superior to, the financial information prepared and presented in accordance with GAAP, and our presentation of these measures may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. The non-GAAP financial measures we use are (1) non-GAAP adjusted income before provision for income taxes, which we refer to as “adjusted pre-tax income”, (2) non-GAAP adjusted net income, which we refer to as “adjusted net income”, and (3) non-GAAP adjusted net income per share. These non-GAAP financial measures currently exclude the following items from our statement of operations:

•	Refco integration costs and fiscal 2006 Refco loss

•	U.S. pension plan termination costs

•	Exchange membership gains and losses

•	IPO-related costs

•	Legal settlements

We do not believe that any of these items are representative of our future operating performance. Other than exchange membership gains and losses, and, to a certain extent, legal settlements, these items reflect costs that were incurred for specific reasons outside of normal operations.

In addition, we may consider whether other significant non-operating or unusual items that arise in the future should also be excluded in calculating the non-GAAP financial measures we use. The non-GAAP financial measures also take into account income tax adjustments with respect to the excluded items.

Refco integration costs and related losses

On November 25, 2005, we acquired the Refco assets for $304.9 million. We incurred integration costs directly related to the acquisition of $66.8 million in fiscal 2006 and $19.4 million for fiscal 2007, which related primarily to retention and severance of Refco personnel. In addition, we incurred a loss of $11.8 million from Refco operations in the last four months of fiscal 2006. This loss is in addition to the $66.8 million of integration costs described above and is due primarily to additional compensation-related expenses we incurred of approximately $38.4 million during this period as a result of management’s decision to retain a large number of Refco employees rather than terminating these employees outright following our acquisition. Due in part to the bankruptcy proceedings then affecting certain Refco subsidiaries, our management decided to offer continued employment to these employees and to defer the decision regarding which of these employees to retain as longer-term employees by a few months, which resulted in a significant additional compensation expense, and a loss, in these four months. This decision was an unusual one and integrally related to the Refco integration. As a result, we do not believe that these costs or this loss are representative of our future operating performance, or that we will incur similar costs or a similar loss in connection with our future acquisitions. We therefore have excluded the Refco loss from our adjusted net income and our adjusted income before taxes.

U.S. pension plan termination costs

We have also excluded the settlement and curtailment costs related to the termination of the predecessor pension plan in which all Man Financial employees in the U.S. participated. We do not believe that these costs will be recurring or are representative of our future operating performance since they directly relate to the termination of the plan in anticipation of the initial public offering of our common shares. All pension costs related to this plan have been included within the historical financial statements.

Exchange membership gains and losses

We recognize unrealized gains or losses on exchange shares and seats we hold in excess of the number of shares we need to conduct our operations as an executing broker or clearing member. The amount of unrealized gain or loss recorded for each period is based on the fair market value movements of these seats or shares, which can be highly volatile and subject to significant change from period to period. The amount of realized gain or loss recorded for each period is based on sales of excess shares for which we have significant gains following the demutualization of certain exchanges. We believe that the trends in our business are obscured by the presentation of these gains. Since these assets are not and, as discussed below, are not expected to be an integral part of our business and normal operations following the Reorganization and Separation transactions, we believe that the use of a non-GAAP measure to exclude these gains is more meaningful to investors in understanding our historical and future results of operations.

In addition, we will be contributing to Man Group approximately 60% of our excess exchange seats and shares to a subsidiary of Man Group in connection with the Reorganization and Separation transactions. Shortly following the initial public offering of our common shares, we intend to dispose of substantially all of our remaining excess exchange seats and shares. As a result, we will no longer recognize gains or losses based on the fair market value movements of these seats or shares. We do not believe that historical gains resulting from exchange seats and shares are representative of our future operating performance. In addition, as a result of the transfer of substantially all of our excess seats and shares, we do not expect to hold a material portfolio of excess seats or shares going forward, and therefore, absent future demutualization or changes in trading rights, we do not expect to recognize realized gains or losses on the sale of, or fair market value movements with respect to, a material number of seats or shares in the future.

IPO-related costs

We have also excluded costs related to the Reorganization, Separation and Recapitalization transactions, which we refer to as IPO-related costs. IPO-related costs consist of legal, accounting, consulting and other professional fees incurred in connection with the Reorganization, Separation and Recapitalization transactions. We incurred these costs solely because of the initial public offering of our common shares, and as a result we do not believe that they are representative of our future performance.

Legal settlements

We have also excluded (1) settlement costs related to two specific legal disputes, including the Midland Euro cases described under “Our Business—Legal Proceedings—Midland Euro Cases”, and (2) a gain on settlement of legal proceeding resulting from the Cargill litigation described under “Our Business—Legal Proceedings—Cargill”. We believe that these settlement costs and this settlement gain, which relate solely to three specific proceedings, are infrequent and unusual, result from unusual facts or circumstances and are not representative of our historical performance or indicative of our future performance, as they may or may not recur with similar materiality or impact in future periods. We have not incurred settlement costs of similar individual significance, nor have we recognized any similar gain on the settlement of any legal proceeding, within the prior two years.

Our use of non-GAAP financial measures

We use these non-GAAP financial measures internally to evaluate our performance and in making financial and operational decisions. We believe that our presentation of these measures provides investors with greater transparency and supplemental data relating to our results of operations. In addition, we believe the presentation of these measures is useful for period-to-period comparison of results because (1) the Refco acquisition costs, U.S. pension termination costs and IPO-related costs described above do not reflect our historical operating performance and (2) gains on exchange seats and shares and gains on, or costs incurred in connection with, legal settlements, fluctuate significantly from period to period and are not indicative of our core operating performance and, with respect to gains on exchange seats and shares, are not expected to be realized following the Reorganization and Separation transactions.

When viewed with our GAAP results and the accompanying reconciliation, we believe adjusted net income, adjusted pre-tax income and adjusted net income per share provide a more complete understanding of the factors affecting our business than GAAP measures alone. We believe these financial measures enable us to make a more focused evaluation of our operating performance and management decisions made during a reporting period, because they exclude the effects of certain items that we believe have less significance in the day-to-day performance of our business. Our internal budgets are based on these financial measures, and we communicate them to our board of directors. In addition, these measures are among the criteria used in determining performance-based compensation. We understand that analysts and investors often rely on non-GAAP financial measures, including per-share measures, to assess core operating performance, and thus may consider adjusted net income, adjusted income before taxes and adjusted net income per share important in analyzing our performance going forward. These measures may be helpful in more clearly highlighting trends in our business that may not otherwise be apparent from GAAP financial measures alone.

GAAP Reconciliation

The table below reconciles net income to adjusted net income (applying an assumed tax rate of 35% to the adjustments), and income before taxes to adjusted income before taxes, for the periods presented:

	Year Ended March 31,
	(in millions)
	2007	2006	2005
Income before taxes (unadjusted)	$289.7	$88.0	$123.8
Add: Refco integration costs	19.4	66.8	—
Add: Refco loss	—	11.8	—
Add: IPO-related costs	33.5	—	—
Add: U.S. pension plan termination costs	28.1	—	—
Add: Legal settlements	(16.3)	—	—
Less: Exchange memberships gains	126.7	33.5	5.8

Adjusted income before taxes	$227.7	$133.1	$118.0

Net income (unadjusted)	$188.0	$59.8	$84.2
Add: Refco integration costs	12.6	43.4	—
Add: Refco loss	—	7.7	—
Add: IPO-related costs	21.8	—	—
Add: U.S. pension plan termination costs	18.3	—	—
Add: Legal settlements	(10.6)	—	—
Less: Exchange memberships gains	82.4	21.8	3.8

Adjusted net income	$147.7	$89.1	$80.4

Liquidity and Capital Resources

We expect our primary uses of cash over the next 12 months to be for working capital and our debt service obligations. We believe we will have sufficient cash on hand and committed liquidity under our liquidity facility to fund our operations for at least the next 12 months. See “—Credit Facilities and Sources of Liquidity” below. Also, consistent with past practice and our business strategy, we may from time to time evaluate acquisition opportunities in our core businesses. If we were to consummate an acquisition, we may use cash and/or issue additional equity or debt securities.

Cash Flows

Our cash flows are complex and interrelated and highly dependent upon our operating performance, levels of client activity and financing activities.

The following tables present, for the periods indicated, the major components of net increases (decreases) in cash and cash equivalents:

	Year Ended March 31,
	2007	2006	2005
	(in millions)
Cash flows from:
Operating activities	$237.8	$442.7	$(170.9)
Investing activities	19.6	(235.0)	(7.3)
Financing activities	49.5	94.6	347.3
Effect of exchange rate changes	12.6	(0.5)	1.1

Net increase (decrease) in cash and cash equivalents	$319.6	$301.9	$170.2

Operating Activities

Net cash received in operating activities was $237.8 million for fiscal 2007 and $442.7 million for fiscal 2006, compared to net cash used in operating activities of $170.9 million for fiscal 2005. Net cash from operating activities primarily consists of net income adjusted for certain non-cash items, including depreciation and amortization, gains on sale of exchange seats and shares, stock-based compensation expense and deferred income taxes, as well as the effects of changes in working capital. Working capital results in the most significant fluctuations to cash flows from operating activities, primarily reflecting (1) the levels of our collateralized financing arrangements, including repurchase and resale agreements, securities borrowing/lending transactions and securities owned, (2) the levels of our cash segregated under federal and other regulations and (3) payables to customers due to margin and contractual commitments. Collateralized financing arrangements often result in significant fluctuations in cash flows, as cash is often received or used as collateral in these arrangements, and therefore the level of activity in these transactions at period-end directly impacts our cash flows from operating activities, without a specific correlation to our revenues or net income. In fiscal 2007, 2006 and 2005, these arrangements resulted in $1,809.5 million, $1,467.9 million and $1,002.5 million net cash received, respectively, offset by increases in securities owned resulting in cash used of $5,472.2 million, $4,779.0 million and $1,056.6 million, respectively.

Investing Activities

Net cash received in investing activities was $19.6 million for fiscal 2007, compared to net cash used in investing activities of $235.0 million for fiscal 2006 and $7.3 million for fiscal 2005. These activities primarily relate to proceeds received from sale of seats and shares, offset by purchase of furniture, equipment and leasehold improvements. In fiscal 2007, we received cash of $61.1 million from the sale of exchange seats and shares, which was partially offset by $26.4 million of cash used to purchase furniture, equipment and leasehold improvements. In fiscal 2006, we used $297.6 million (net of cash acquired) in connection with our acquisition of the Refco assets and $19.4 million to purchase furniture, equipment and leasehold improvements, which was partially offset by cash received of $87.9 million from the sale of exchange seats and shares.

Financing Activities

Net cash received in financing activities was $49.5 million for the year ended March 31, 2007, and net cash received in financing activities was $94.6 million for the year ended March 31, 2006 and $347.3 million for the year ended March 31, 2005. Net cash received in financing activities primarily relates to proceeds from and repayments of short-term borrowings, as well as proceeds of borrowings from Man Group. There were also dividends paid to Man Group during fiscal 2007, fiscal 2006 and 2005 of $3.8 million, $6.1 million and $12.5 million, respectively.

Working Capital

Our primary requirement for working capital relates to funds we are required to maintain at exchanges or clearing organizations to support our clients’ trading activities. We require that our clients deposit funds with us in support of their trading activities, which we in turn deposit with exchanges or clearing organizations to satisfy our obligations. These required deposits account for the majority of our working capital requirements and thus our primary use of working capital is funded directly or indirectly by our clients. Our working capital needs are otherwise primarily limited to regulatory capital requirements that we have satisfied in the past from internally generated cash flow and available funds. We believe that our current working capital is sufficient for our present requirements.

Notwithstanding the self-funding nature of our operations, we may sometimes be required to fund timing differences arising from the delayed receipt of client funds or timing differences associated with the settlement of client transactions in securities markets. Historically, these timing differences have been funded either with internally generated cash flow or, if needed, with short-term borrowings. For a discussion of our liquidity sources following the initial public offering of our common shares, see “—Credit Facilities and Sources of Liquidity” below.

Our primary regulated subsidiaries in the United States are registered as a futures commission merchant and as a broker-dealer and accordingly are subject to the capital rules of the Commodity Futures Trading Commission, the SEC and the National Association of Securities Dealers and the principal exchanges of which we are a member. The Commodity Futures Trading Commission’s net capital rules require us to maintain adjusted net capital equivalent to the greater of $250,000 or the aggregate of 8% of customer maintenance margin requirements and 4% of non-customer maintenance margin requirements. At March 31, 2007, we had adjusted net capital, as defined, of $537.8 million, which was $180.2 million in excess of the minimum capital required to be maintained. The SEC’s Uniform Net Capital Rule (“Rule 15c3-1”) of the Exchange Act requires us to maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items as defined by Rule 15c3-1. At March 31, 2007, we had net capital, as defined, of $84.7 million, which was $82.2 million in excess of the minimum capital required to be maintained. We are also subject to certain notifications and other provisions of the net capital rules of the Commodity Futures Trading Commission and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At March 31, 2007, we were in compliance with all of these requirements.

In the United Kingdom, we are required to comply with the Financial Resources requirements of the Financial Services Authority. Capital is held to absorb unexpected losses and is calculated in accordance with a standard regulatory formula that relates primarily to credit and market risk. The Financial Services Authority requires firms to hold capital against counterparty/credit risk, position/market risk, foreign exchange risk, large exposures and fixed overheads. The major components of the calculation are counterparty risk and position risk. Counterparty risk is calculated as a percentage of unpaid client margin for exchange traded business and an exposure calculation for off-exchange business. Position risk is calculated by applying percentages to positions based on the underlying instrument and maturity. As of March 31, 2007, we were in compliance with all these requirements. We are in the process of implementing the new European Union Capital Requirements Directive, effective January 1, 2008, which will increase our required minimum levels of regulatory capital. We expect the revised capital adequacy framework, in combination with the Separation, to increase our regulatory capital requirements by approximately $600 million as of January 1, 2008. This increase largely results from revised regulatory capital requirements for operational risk, exchange-traded derivatives and certain intercompany exposures. Because certain of our subsidiaries domiciled outside the European Union are no longer subject to the Financial Services Authority’s consolidated supervision following the Separation, however, we will be able to satisfy a larger portion of our aggregate regulatory capital requirements in the form of debt, rather than equity, such that these incremental regulatory capital requirements should only require a moderate increase in our equity capital. We currently believe that our capital levels should be sufficient to cover this increase in our regulatory capital as of January 1, 2008. However, additional revisions to this framework or new capital adequacy rules applicable to us may be proposed and ultimately adopted, which could further increase our minimum capital requirements in the future.

We are also subject to the requirements of other regulatory bodies and exchanges of which we or our subsidiaries are a member in other international locations in which we conduct business. We were in compliance with all of these requirements at March 31, 2007.

As a matter of policy, we maintain excess capital to provide liquidity during periods of unusual market volatility, which has been sufficient in the past to absorb the impact of volatile market events. Similarly, for our brokerage activities in the OTC markets, despite these transactions being brokered as principal and not as agent, we have adopted a futures-style margin methodology to protect us against price movements, and this also reduces the amount of capital needed to conduct business because even if we are required to post funds with clearing organizations or other counterparties in order to facilitate client-initiated transactions, we are able to use client deposits for this purpose rather than our own funds. As a result, we are able to execute a substantial volume of transactions without the need for large amounts of working capital.

Funding for purposes other than working capital requirements, including the financing of acquisitions, has been provided either through internally generated cash flow or through specific long-term financing arrangements described below.

Long-Term Debt

Our long-term debt prior to the Separation consisted of subordinated borrowings from Man Group and private placement notes. At March 31, 2007 and March 31, 2006, we had $143.0 million and $124.5 million, respectively, in subordinated borrowings outstanding from Man Group, which bore interest at variable rates per annum that were reset periodically. See Note 21 to our audited combined financial statements for a description of this indebtedness. We had also issued several tranches of senior and subordinated notes to third parties, approximately $499.3 million and $490.0 million of which were outstanding as of March 31, 2007 and March 31, 2006, respectively, which are described in Note 14 to our audited combined financial statements. These borrowings bore interest at both fixed and floating rates and matured between 2007 and 2015. We repaid these borrowings in connection with the Separation with a portion of the net proceeds of our bridge loan described below.

Concurrent with this offering, MFG Finance is offering $             million aggregate principal amount of         % Senior Notes due 2012 and $             million aggregate principal amount of         % Senior Notes due 2017. The 2012 notes will mature on                     , 2012 and the 2017 notes will mature on                     , 2017, in each case unless earlier redeemed or repurchased. The 2012 notes will bear interest from                     , 2007 at the rate of         % per annum and the 2017 notes will bear interest from                 , 2007 at the rate of         % per annum. Interest will be paid on                      and                      of each year, beginning                     , 2008. Payment of the principal of and interest on the senior notes is guaranteed by MF Global Ltd., the indirect parent company of MFG Finance and MFG Finance intends to use all of the net proceeds of this offering to repay borrowings under the bridge facility.

The senior notes are unsecured and unsubordinated obligations of MFG Finance and will rank equally in right of payment with all of MFG Finance’s other existing and future unsecured and unsubordinated indebtedness. The senior notes will effectively rank junior to any secured indebtedness of MFG Finance or MF Global to the extent of the assets securing such indebtedness, and to all liabilities of MF Global’s subsidiaries. Claims of creditors of MF Global’s subsidiaries generally will have priority with respect to the assets and earnings of such subsidiaries over the claims of MF Global’s creditors, including holders of the senior notes. Accordingly, the senior notes will be effectively subordinated to creditors, including trade creditors of MF Global’s subsidiaries. MFG Finance may redeem the senior notes of either series, in whole or in part, at any time at its option at redemption prices set forth in the indenture.

The indenture governing the senior notes contains covenants limiting our ability and our subsidiaries’ ability to: create certain liens; and consolidate, amalgamate or merge with, or convey, transfer or lease all or substantially all of our assets to, another person. However, each of these covenants is subject to a number of significant exceptions. MFG Finance may create and issue additional notes, from time to time, ranking equally with the notes of each series initially offered in this offering and otherwise similar in all respects (other than the issue date, public offering price and, if applicable, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes). Any additional notes would be consolidated and form a single series with the notes of the relevant series.

From time to time, we have entered into interest rate swaps to swap the fixed rate interest payments on our subordinated and senior debt to floating rate. These instruments are described under “Derivative instruments and hedging activities” in Note 2 to our audited combined financial statements. The weighted average effective interest rates (giving effect to the interest rate swaps) for our senior notes were 6.2%, 5.7% and 3.7% for the years ended March 31, 2007, 2006 and 2005, respectively. The weighted average effective interest rates (giving effect to the interest rate swaps) for the subordinated notes were 7.5%, 7.1% and 5.3% for the years ended March 31, 2007, 2006 and 2005, respectively.

Bridge Loan

In June 2007, one of our U.S. finance subsidiaries, MF Global Finance USA Inc., entered into a 364-day unsecured revolving credit facility in an aggregate principal amount of up to $1.4 billion, which we refer to as the bridge loan, with several financial institutions, including affiliates of certain underwriters. On the date of Recapitalization, MF Global Finance USA Inc. borrowed $1.4 billion under the bridge loan, which was guaranteed by MF Global. Borrowings under the bridge loan bear interest at a rate per annum equal to either, at our option, (1) a designated fluctuating base rate or (2) a designated fluctuating alternative base rate equal to seven-day or one-, two-, three- or six-month LIBOR plus a margin up to 0.55% per annum, depending on our senior unsecured non-credit enhanced credit rating from Standard & Poor’s and Moody’s. Advances are subject to certain conditions, including the accuracy of certain representations and warranties and the absence of a default. The bridge loan contains a minimum tangible net worth financial covenant as well as other customary covenants, including those that limit debt incurrence, asset sales, incurrence of liens, MF Global’s ability to be acquired, fundamental changes to our business and failure to maintain required regulatory capital. We paid an arrangement fee of $0.5 million and an administration fee of $0.1 million in connection with the bridge loan and liquidity facility (described below). In addition, we also agreed to pay a fee not to exceed 10 basis points per annum during the period the bridge loan is in effect. We intend to use the proceeds of this offering together with the proceeds of our concurrent offering of senior notes to repay our borrowings under the bridge loan in full, although our plans could be postponed or changed depending on market conditions and other factors.

Credit Facilities and Sources of Liquidity

Prior to the Separation, we had access to Man Group’s committed and uncommitted lines of credit which we used to assist with working capital requirements, as needed. We also had other credit agreements with financial institutions, in the form of trading relationships, to facilitate execution, settlement and clearing flow on a day-to-day basis for our clients, as well as provide evidence, as required, of liquidity to the exchanges on which we conduct business. We are in the process of obtaining similar committed and uncommitted lines of credit from third-party lenders to provide us with sufficient liquidity to satisfy our regulatory and business needs.

As discussed below, we intend to maintain access to external liquidity sources consistent with our liquidity policy. We expect to obtain both committed and uncommitted credit facilities through our finance subsidiaries. In addition to the bridge loan discussed above, which we intend to repay with the proceeds of this offering and our concurrent offering of senior notes, we entered into a $1.5 billion five-year unsecured revolving credit facility with a syndicate of banks, including affiliates of certain underwriters. The liquidity facility contains financial and other customary covenants that are similar to those in the bridge loan. No borrowings under the liquidity facility are currently outstanding.

We also intend to enter into committed and uncommitted credit lines as described above.

Dividend Policy

We currently do not intend to pay any cash dividends on our common shares in the foreseeable future. We intend to retain all our future earnings, if any, to fund the development and growth of our business. Any future determination whether or not to pay dividends on our common shares will be made, subject to applicable law (including Bermuda law), by our board of directors and will depend upon our results of operations, financial condition, capital requirements, regulatory and contractual restrictions, our business and investment strategy and other factors that our board of directors deems relevant.

Contractual Obligations

The following table provides a summary of our contractual obligations as of March 31, 2007:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
	(in millions)
Long-Term Debt Obligations(1)(2)	$642.2	$56.5	$326.7	$108.5	$150.5
Operating Lease Obligations(3)	51.9	12.1	17.6	11.2	11.0
Net Estimated Payments Under Interest Rate Swaps(4)	6.3	5.1	1.8	(0.3)	(0.3)
Interest Payments on Long-Term Debt Obligations(5)	82.9	25.5	37.8	12.3	7.3

Total	$783.3	$99.2	$383.9	$131.7	$168.5

(1)	We used a portion of the net proceeds of our $1.4 billion bridge loan to repay all our outstanding borrowings from Man Group and third parties upon the Separation. As a result, we repaid in full $642.2 million in long-term debt obligations.

(2)	As a result of this offering and our concurrent offering of senior notes, we will have additional long-term debt obligations of $1.4 billion, of which will become payable in five years, and of which will become payable in more than five years. We intend to use the proceeds of this offering, together with the proceeds of our concurrent offering of senior notes, to repay all amounts outstanding under the bridge loan. These offerings are not conditioned upon one another and may not be consummated at the same time. Our decision to proceed with the offering of the senior notes will be made independently, subject to market conditions, from our decision to proceed with this offering.

(3)	We have operating lease arrangements with unaffiliated parties for the use of certain office facilities, equipment and computer hardware. Under certain circumstances, payments may be escalated.

(4)	These payments are based on estimated movements in LIBOR.

(5)	The fixed-rate interest payments on our long-term debt obligations are offset by the fixed leg under the terms of our interest rate swaps.

Off-Balance Sheet Arrangements and Risk

We are a member of various exchanges and clearing organizations. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. Our liability under these arrangements is not quantifiable and could exceed the cash and securities we have posted as collateral. However, management believes that the potential for us to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried in the accompanying combined statement of financial condition for these arrangements.

Our client financing and securities settlement activities require us to pledge client securities as collateral in support of various secured financing sources, such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return client securities pledged as collateral, we may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy our client obligations. We control this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, we establish counterparty limits for such activities and monitor compliance on a daily basis.

In the normal course of business, our client activities involve the execution, settlement and financing of various client transactions. These activities may expose us to off-balance sheet risk in the event our client or the other broker is unable to fulfill its contracted obligations and we have to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is our policy to review, as necessary, the credit standing of each counterparty with which we conduct business.

Critical Accounting Policies and Estimates

The preparation of our combined financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our combined financial statements on the reported amounts of revenues and expenses during the reporting period. We base our estimates and assumptions on historical experience and on various other factors that we believe are reasonable under the circumstances. The use of different estimates and assumptions could produce materially different results. For example, if factors such as those described in “Risk Factors” cause actual events to differ from the assumptions we used in applying the accounting policies, our results of operations, financial condition and liquidity could be materially adversely affected.

Our significant accounting policies are summarized in Note 2 to our combined financial statements included elsewhere in this prospectus. On an ongoing basis, we evaluate our estimates and assumptions, particularly as they relate to accounting policies that we believe are most important to the presentation of our financial condition and results of operations. We regard an accounting estimate or assumption to be most important to the presentation of our financial condition and results of operations where:

•

the nature of the estimate or assumption is material due to the level of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

•	the impact of the estimate or assumption on our financial condition or operating performance is material.

Intangible Assets, Net

Our intangible assets represent the cash we paid in a business acquisition for the purchase of customer relationships, technology assets, and trade names. We amortize finite-lived intangible assets over their estimated useful lives on a straight-line basis, which range from 4 to 14 years, unless the economic benefits of the intangible are otherwise impaired. We review our intangible assets at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. If former Refco clients depart, our intangible assets could be impaired.

Allowance for Doubtful Accounts

Our receivables are generally collateralized with marketable securities. Our allowance for doubtful accounts is based upon management’s continuing review and evaluation of relevant factors, such as collateral value, aging and the financial condition of our clients. The allowance is assessed to reflect our best estimate of probable losses that have been incurred as of the balance sheet date. Any changes are included in the current period operating results. In circumstances where a specific client’s inability to meet its financial obligation is known, we record a specific provision for bad debts against amounts due to reduce the receivable to the amount we reasonably believe will be collected.

Although these reserves have been adequate historically, the default of a large client or prolonged period of weakness in global financial markets could adversely affect the ability of our clients to meet their obligations.

Legal and Regulatory Reserves

In the ordinary course of business, we have been named as a defendant in a number of legal and regulatory proceedings. We estimate potential losses that may arise out of legal and regulatory proceedings and recognize liabilities for such contingencies to the extent such losses are probable and the amount of loss can be reasonably estimated. We review outstanding claims with internal and external counsel to assess probability and estimates of loss. We reassess the risk of loss as new information becomes available, and reserves are adjusted, as appropriate. Any future increases to our loss contingency reserves or releases from these reserves may affect our results of operations.

Fair Value of Financial Instruments

Financial instruments and related revenues and expenses are recorded in the financial statements on a trade- date basis. Financial instruments include related accrued interest or dividends. Market value generally is based on published market prices or other relevant factors, including dealer price quotations. Substantially all of our financial instruments are recorded at fair value or contract amounts that approximate fair value. The fair value of a financial instrument is determined using external market quotations or the estimated amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Management estimates that the aggregate fair value of financial instruments recognized on the combined balance sheets, including receivables, payables, accrued expenses and subordinated borrowings, approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent fair value repricing.

Commissions

Commission revenues are recorded on a trade-date basis as client transactions occur. Fees are charged at various rates based on the product traded and the method of trade. Execution-only commissions consist of income charged for executing trades for counterparties that have clearing accounts with other broker institutions. Cleared commissions reflect income earned from clients with clearing accounts with us.

Principal Transactions

Revenues from matched-principal transactions are recorded in principal transactions in the combined statements of operations. For these activities, a commission is not separately billed to the client; instead a commission equivalent amount is included in the transaction revenues following its execution on behalf of the client.

Principal transactions are recorded on the trade date. Profits and losses arising from transactions entered into for our account and risk are recorded on a trade-date basis.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“FIN No. 48”), which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 requires enterprises to assess and account for the effect of uncertainty of tax positions taken or to be taken on tax returns in their financial statements. We are currently considering the impact of the adoption of FIN No. 48 on our combined financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We are currently considering the impact of the adoption of SFAS No. 157 on our combined financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. We have adopted the provisions of SAB No. 108.

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statement No. 87, 88, 106 and 132(R) (“SFAS No. 158”). This Standard requires recognition of the funded status of a benefit plan in the Balance Sheet. The Standard also requires recognition, in other comprehensive income, of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. SFAS No. 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after

December 15, 2008. Due to the curtailment and settlement of our domestic pension plans, the provisions of SFAS No. 158 are not applicable.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. We are currently considering the impact of the adoption of SFAS No. 159 on our combined financial statements.

Risk Management

We are exposed to numerous risks in the ordinary course of our business. Management believes that effective risk management is critical to the success of our business. We have a comprehensive risk management structure and processes to monitor, evaluate and manage the principal risks we assume in conducting our business. For a description of our risk-management structure and processes, see “Our Business—Risk Management”. The principal risks we face include:

•	market risk;

•	credit risk;

•	cash liquidity risk;

•	operational risk; and

•	regulatory capital risk.

Market Risk

We are exposed to market risk primarily from foreign currency exchange rate fluctuations related to our international operations; changes in interest rates that impact the amount of interest income we earn and interest expense we pay on cash balances and secured financing transactions; as well as our variable rate debt instruments; and, to a lesser extent, equity price risk. We seek to mitigate market risk by using a combination of cash instruments and exchange-traded derivatives to hedge our foreign currency and interest rate market exposure.

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and the value of our assets located outside of the United States. To hedge this risk, we purchase forward contracts, which serve to manage fluctuations in foreign currency rates and our global exposure related to our non-U.S. dollar operating transactions.

Our revenues and expenses are denominated primarily in U.S. dollars, British pounds and euros. The largest percentage of our revenues is denominated in U.S. dollars while the largest percentage of our expenses is denominated in British pounds. As a result, our earnings can be affected by changes in the U.S. dollar/British pound and U.S. dollar/euro exchange rates. While we seek to mitigate our exposure to foreign currency exchange rates through hedging transactions, we may not be successful.

Going forward, we intend to hedge certain foreign exposures on a forward basis at the beginning of the year, adjusting and optimizing our hedging strategy as appropriate. A large percentage of our employee compensation is variable and not subject to currency risk at year-end due to the fact that we convert these foreign commitments to U.S. dollars on a monthly basis with no adjustment required at quarter-end that could impact our earnings’ volatility. We also intend to hedge our fixed expenses where possible. However, there may be certain expenses that we do not hedge. The table below shows the approximate effect on our shareholders’ equity of instantaneous adverse movements in currency exchange rates of 10% on our major currency exposures at March 31, 2007 against the U.S. dollar.

	Adverse exchange rate movement against the U.S. dollar	Approximate increase in general and other expenses (in millions)
British pounds	10%	$18.3
Euros	10%	$0.5

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. We are exposed to interest rate risk on debt, client cash and margin balances and positions carried in equity securities, options and futures.

In the ordinary course of our operations, we have limited our exposure to interest rate risk. Our balance sheet, which reflects a substantial amount of short-term and highly liquid assets, frequently also reflects matching liabilities (and vice versa). We generate interest income from the positive spread earned on client deposits or secured client financing transactions, and the basis for the calculation of interest received and paid is matched. This is the case in both rising and falling interest rate environments, although we have the opportunity to create higher levels of interest income in a rising interest rate environment. Based on our current portfolio, a 25 basis point decrease in interest rates would result in a decrease in our annual revenues of approximately $4.6 million. However, we currently hedge a portion of our portfolio against rate reductions, using an 18-month time horizon, such that a 25 basis point decrease would reduce our annual revenues by $2.6 million, rather than $4.6 million. We may change this time frame in the future as part of our regular portfolio review process.

Credit Risk

Credit risk is the possibility that we may suffer a loss from the failure of clients, counterparties or borrowers to meet their financial obligations at all or in a timely manner. We act as both an agent and principal in providing execution and clearing services, primarily for exchange-traded products. Our client securities activities are transacted on either a cash or margin basis. In margin transactions, we extend credit to our clients, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the clients’ accounts. In connection with these activities, we execute and clear client transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose us to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that clients may incur. In the event the client fails to satisfy its obligations, we may be required to purchase or sell financial instruments at prevailing market prices to fulfill the client’s obligations.

For execution-only clients, our principal credit risk arises from the potential failure of our clients to pay commissions on those trades (“commission risk”). For cleared clients, our principal credit risk arises from the requirement that we pay variation margin to the exchanges before we receive margin from clients (“margin risk”). Most clients are required to cover initial and variation margin with cash and must pay any margin deficits within 24 hours. In line with market practices, we also provide unsecured credit lines to some clients to enable them to post initial and variation margin, which exposes us to additional credit risk (“unsecured credit risk”). We are also exposed to the risk of default by counterparties in respect of positions held with them, which are mainly exchanges, clearinghouses and highly rated and internationally recognized banks (“default risk”).

Margin Risk

Our clients are required to maintain margin accounts with collateral sufficient to support their open trading positions. While we initially establish each client’s margin requirement at levels that we believe are sufficient to cover their open positions, a client’s subsequent trading activity or adverse market changes may cause that client’s previous margin payments to be inadequate to support their trading obligations, which, in instances where we serve as the exchange clearing member for the trade, would require us to cover any shortfall and thereby expose us to potential losses. When we act as a clearing broker, we are also responsible to our clearing clients for performance by the other party to the transaction. While the other party is often a clearinghouse (through “novation” or substitution), in some OTC trades it may be another clearing broker or even a counterparty and, unless the other side is a counterparty, we generally do not receive collateral to secure its obligations. Our margin risk also arises when a clearing member defaults on its obligations to a clearinghouse in an amount larger than its margin and clearing fund deposits, and the shortfall is absorbed pro rata from the deposits of other clearing members. Such a default by a clearing member of a clearinghouse of which we are also a clearing member could result in losses to us, including losses resulting from the defaults of other market participants.

Unsecured Credit Risk

At March 31, 2007, we had granted credit lines to clients in an aggregate amount of $1,069.8 million, of which $688.1 million related to initial margin that customers were not required to cover with cash or collateral and $381.7 million related to credit lines provided for variation margin. At March 31, 2007, $305.3 million was outstanding under these credit lines, of which $236.8 million related to initial margin and $68.5 million related to variation margin. In addition, at March 31, 2007, clients owed us $57.8 million primarily related to margin calls and commissions receivable for execution business only.

Default Risk

The default risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, we could incur a loss when we cover the resulting open position because the market price has moved against us. Settlement risk is the possibility that we may pay a counterparty, such as a bank in a foreign exchange transaction, and fail to receive the corresponding settlement in turn. Many of these exposures are subject to netting agreements which reduce the net exposure to us. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to formal lines of approval. The credit risk is diversified between clients and counterparties across a wide range of markets and jurisdictions.

Our exposure to credit risk associated with our clients’ trading and other activities is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Our credit exposures arise both in relation to contractual positions that are essentially fixed in amount, such as bank deposits, and also in relation to derivative contracts whose value changes as market prices change. For such derivative contracts, the credit risk does not depend solely on the current value of the contract, but also on the potential value of the exposure (net of any margin held as collateral) at any point during the term of the contract. We use a stochastic model to assess the potential or stressed value of such exposures and these are used as an input in our evaluation of the credit risk in our economic capital methodology. As illustrated in the chart below, a substantial majority of our credit portfolio is represented by highly rated counterparties.

Analysis of Stressed Credit Exposures

As of March 30, 2007

The ratings scale used in the chart presented above is based on our internal risk ratings, which use the ratings categories used by Standard & Poor’s. Ratings of BB+ or less are considered speculative, or below “investment grade”. Credit lines to clients are subject to formal lines of approval and are reviewed at least annually. The amount of margin we require from our clients is based in part on these internal risk ratings. Concentrations of credit risk can be affected by changes in political, industry or economic factors.

Risk Mitigation

To mitigate these risks, we employ a number of stress-testing and other techniques to monitor the market environment and our clients’ risk of default based upon the exposure created by their open positions. These techniques include:

•	establishing risk parameters based on analysis of historical prices and product price volatility;

•	intra-day and end of day risk limit monitoring, including intra-day position and trade monitoring to identify any accounts trading beyond pre-set limits and parameters;

•	market risk analysis and evaluation of adequacy of margin requirements for traded products;

•	establishing and monitoring of margin levels and client margin calls;

•	stress testing of risk scenarios (both regular and longer term);

•	intra-day stress analysis for material market moves or accounts with material position taking; and

•	approval of pricing, margin requirements, limits and risk control of new instruments.

We also use software to test the adequacy of initial margins and, where appropriate, set margin requirements at higher levels than those requested by the exchanges to minimize credit risk. Most clients are required to cover initial and variation margins with cash. We monitor client activity levels daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Financial analysis is performed to evaluate the effect of potential market movements on client positions and may result in clients being asked to reduce positions. We reserve the right to liquidate any client position immediately in the event of a failure to meet a margin call.

On cleared business, we require the initial margin to be paid by clients as a deposit before they commence trading. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions. For fiscal 2004, 2005, 2006 and 2007, our bad debt, as a percentage of revenues, net of interest and transaction-based expenses, was 0.0%, 0.3%, 0.5% and 0.3%, respectively. For fiscal 2004, 2005, 2006 and 2007, our trading errors as a percentage of revenues, net of interest and transaction-based expenses, were 0.8%, 1.5%, 1.1% and 0.9%, respectively.

Cash Liquidity Risk

In normal conditions, our core business of providing execution and clearing brokerage services is self-financing because we generate sufficient revenue to pay our expenses as they become due. As a result, we generally do not face a substantial cash liquidity risk—that is, a risk that we will be unable to raise cash quickly enough to meet our payment obligations as they arise.

We may segregate up to an aggregate amount of $800 million of unrealized profits from trading in the OTC markets by certain funds (which Man Group refers to as investment products) that are part of Man Investments, managed futures program and to which we provide clearing services. In addition, as we often do in the ordinary course of our dealings with substantial clients, we may provide financing of these investment products’ initial margin requirements from time to time, in this case in an aggregate amount up to $500 million at any time outstanding. Although we have made no commitment in this regard, providing this financing could reduce the amount of our funds available to meet our own liquidity requirements.

We generally do not engage in proprietary trading—meaning that we do not engage in directional trading in order to profit from anticipated changes in market prices. When we do take positions for our own account, we do so primarily on a matched-principal basis in response to client demand. We also take positions for our own account to hedge our exposure to foreign currency and interest rate risk, which is inherent in the international nature and financial focus of our business. We believe that, because we take positions for our own account primarily to facilitate client trades and for hedging purposes, we are less susceptible to the cash liquidity risks faced by many proprietary traders. Under adverse conditions, however, our cash liquidity risk may be heightened to the extent that we are required to satisfy obligations relating to open client positions that exceed the amount of collateral available in their margin accounts. To address this risk, we have developed a liquidity policy.

Our liquidity policy seeks to ensure that we maintain access to liquidity at both our unregulated and regulated subsidiaries. As discussed above, we must observe all relevant exchange margin requirements, and we maintain our own, in many cases more stringent, margin requirements, which are intended to ensure that clients will be able to cover their positions in most reasonably foreseeable economic environments. Our liquidity policy requires that we have sufficient readily available liquid assets and committed liquidity facilities to ensure that we can meet our financial obligations as they become due under both normal and some unusual or distressed market conditions. To this end, our policy requires that we have sufficient liquidity to satisfy all of our cash needs for at least one year without access to the capital markets. To ensure we have dedicated liquidity available, we have entered into a $1.5 billion multi-year revolving unsecured credit facility with a syndicate of banks. We also intend to have committed and uncommitted credit lines of approximately $2.0 billion, together with substantial multiple trading lines from a large and highly diversified group of financial institutions to support the business in respect of settlement and intra day requirements. We also anticipate accessing these facilities and credit lines from time to time.

We evaluate our liquidity needs by analyzing the impact of liquidity stress scenarios, including: (1) exceptional increases in margin requirements imposed by exchanges; (2) exceptional adverse market movements sufficient to place material intra-day stress on clients’ margin obligations and/or significantly higher usage of client credit lines; and (3) one or more substantial settlement failures. We adjust our liquid assets as necessary based upon the results of our analysis.

Operational Risk

Our operations are subject to a broad and significant number of risks resulting from technological interruptions, failures or capacity constraints in addition to risks involving human error or misconduct. Regarding technological risks, we are heavily dependent on the capacity and reliability of the computer and communications systems supporting our operations, whether owned and operated internally or by third parties. We have established a system to monitor our computer systems, platforms and related technologies and to address issues that arise promptly. We have also established several disaster recovery facilities in strategic locations to ensure that we can continue to operate without interruption in the event that our primary systems are damaged. As with our technological systems, we have established an array of policies and procedures designed to monitor and prevent both human errors, such as clerical mistakes and incorrectly placed trades, as well as human misconduct, such as unauthorized trading, fraud and negligence. In addition, we seek to mitigate the impact of any operational issues by maintaining insurance coverage for various contingencies and by taking into account the possibility of operational losses as part of our budget and economic modeling processes.

Regulatory Capital Risk

Various domestic and foreign governmental bodies and self-regulatory organizations responsible for overseeing our business activities require that we maintain specified minimum levels of regulatory capital in our operating subsidiaries. If not properly monitored and adjusted, our regulatory capital levels could fall below the required minimum amounts set by our regulators, which could expose us to various sanctions ranging from fines and censure to imposing partial or complete restrictions on our ability to conduct business. To mitigate this risk, we continuously evaluate the levels of regulatory capital at each of our operating subsidiaries and adjust the amounts of regulatory capital in each operating subsidiary as necessary to ensure compliance with all regulatory capital requirements. We also maintain excess regulatory capital to provide liquidity during periods of unusual or unforeseen market volatility, and we intend to continue to follow this policy. In addition, we monitor regulatory developments regarding capital requirements and prepare for increases in the required minimum levels of regulatory capital that may occur from time to time in the future. For example, we are in the process of implementing the new European Union Capital Requirements Directive, effective January 1, 2008, which will increase our required minimum levels of regulatory capital. We expect the revised capital adequacy framework, in combination with the Separation, to increase our regulatory capital requirements by approximately $600 million as of January 1, 2008. This increase largely results from revised regulatory capital requirements for operational risk, exchange-traded derivatives and certain intercompany exposures. Because certain of our subsidiaries domiciled outside the European Union will no longer be subject to the Financial Services Authority’s consolidated supervision after the Separation, however, we expect to be able to satisfy a larger portion of our aggregate regulatory capital requirements in the form of debt, rather than equity, such that these incremental regulatory capital requirements should only require a moderate increase in our equity capital. We currently believe that our capital levels upon completion of the offering should be sufficient to cover this increase in our regulatory capital as of January 1, 2008. However, we will also need to increase our regulatory capital—as well as the capital required under our internal risk-management guidelines—in order to expand our operations and make acquisitions in the future as we currently intend to do.

Value-At-Risk

Value-at-risk is an estimate of the potential loss in value of our principal positions due to adverse market movements over a defined time horizon with a specified confidence level.

Our end-of-day historical simulation value-at-risk for our financial instrument positions, estimated at a 95% confidence level over a one-day time horizon, was $1.3 million as of March 30, 2007. This calculation excludes exchange shares, U.S. treasury securities deposited at commodity clearing organizations and investments of segregated client funds.

The modeling of the risk characteristics of our principal positions involves a number of assumptions and approximations. While management believes that these assumptions and approximates are reasonable, there is no standard methodology for estimating value-at-risk, and different assumptions and/or approximations could produce materially different estimates of value-at-risk.

We use the historical simulation approach to estimate our value-at-risk, which involves constructing a distribution of hypothetical daily changes in the value of our positions based on market risk factors embedded in the current portfolio and historical observations of daily changes in these factors. Our method uses two years of historical data in simulating potential changes in market risk factors.

It is implicit in a historical simulation value-at-risk methodology that positions will have offsetting risk characteristics, referred to as diversification benefit. We measure the diversification benefit within our portfolio by historically simulating how the positions in our current portfolio would have behaved in relation to each other (as opposed to using a static estimate of a diversification benefit, which remains relatively constant from period to period). Thus, from time to time there will be changes in our historical simulation value-at-risk due to changes in the diversification benefit across our portfolio of financial instruments.

Value-at-risk measures have inherent limitations including: historical market conditions and historical changes in market risk factors may not be accurate predictors of future market conditions or future market risk factors; value-at-risk measurements are based on current positions, while future risk depends on future positions; value-at-risk based on a one day measurement period does not fully capture the market risk of positions that cannot be liquidated or hedged within one day. Value-at-risk is not intended to capture worst case scenario losses and we could incur losses greater than the value-at-risk amounts reported.

OUR INDUSTRY

Introduction

We provide brokerage execution and clearing services across a broad range of derivative products traded on exchanges and in the over-the-counter, or OTC, markets throughout the world. We also provide brokerage execution services for products in the non-derivative, or cash, markets. We refer to the industry in which we operate as the derivatives and cash brokerage industry.

Derivatives and cash products are traded in two distinct market places: (1) regulated futures and securities exchanges and (2) OTC markets. Exchanges offer trading in instruments with standardized contract characteristics, whereas OTC markets facilitate transactions involving bilateral contracts privately negotiated and traded among specific counterparties. Exchange-traded contracts are cleared through a central clearinghouse, whereas OTC contracts have historically been settled between counterparties. In recent years, however, clearinghouses have increasingly offered clearing services for OTC trades. Cleared contracts are novated to a clearinghouse, which in effect steps between the parties to the contract and becomes a party in back-to-back contracts with each side. The clearinghouse generally marks the cleared contracts to market at least daily, and requires margin adjustments from the parties’ clearing brokers based on changes in the market value of the underlying asset until final settlement at expiration, which may occur after a period of days, months or years.

The global derivatives sector of our industry has experienced rapid growth in recent years in the volume of exchange-traded derivatives and the outstanding notional amounts of OTC derivatives. This growth has been driven by many factors, including globalization and the development of new trading markets, a move to commercially oriented business practices at exchanges, increased demand for financial risk-management, migration to fully electronic trading markets, deregulation and regulatory changes, market convergence, product innovation on exchanges and migration from OTC markets to exchange-based trading and enhanced sophistication of market participants. According to the Bank for International Settlements, the global turnover, or trading volume, in exchange-traded derivatives contracts increased at a compound annual growth rate of 21.6% per annum from the 12-month period ended December 31, 2001 to the 12-month period ended December 31, 2006 and the global notional amounts outstanding for OTC derivatives increased at a compound annual growth rate of 30.1% per annum between December 31, 2001 and December 31, 2006.

Derivatives

A derivative is a contract between a buyer and seller whose value is determined by the performance of one or more underlying financial or physical assets, such as interest rates, equity securities, foreign exchange rates, energy products, metals and agricultural or other commodities, as well as indices based on these assets. Examples of financial derivatives include contracts based on the value of interest rates, equity indices, individual equity securities and foreign exchange rates (such as LIBOR futures, e-mini S&P 500 options, options on a single stock and EUR/USD swaps, respectively). Examples of physical derivatives include contracts based on the value of energy products, agricultural commodities and metals (such as WTI crude oil futures, ethanol calendar swaps and futures and options on copper, respectively). Most derivatives are financially settled, whereby settlement is made through cash payments based on the value of the underlying asset, although some derivatives are physically settled by delivering the underlying product. Each derivative specifies whether it will be financially or physically settled. Unlike trades in the cash markets, which typically settle within a period of days, derivative contracts frequently do not settle for extended periods, often months or years after they are entered into. Because the parties’ performance obligations, whether to make payment or delivery, may continue for extended periods, the parties typically are required to provide collateral, or margin, to secure performance of their obligations.

Types of Derivatives

The most common types of exchange-traded derivatives are futures and options on futures. Several additional types of derivatives are traded in the OTC markets, including swaps, forwards and options. The principal types of derivatives include:

•

Futures: A future is a standardized contract, traded on futures exchanges, to buy or sell a specified quantity of an underlying financial or physical asset (or the cash value of the asset) at a future date for a specified price.

•

Options: An option is a contract that conveys to the buyer the right, but not the obligation, to call (buy) or put (sell) a specified quantity of an underlying financial or physical asset (or the cash value of the asset) during a specified period at a price determined at the time of the execution of the option. Options may be exchange-traded such as an option on a futures contract, or privately negotiated and traded on the OTC markets.

•

Forwards and Swaps: A forward contract is an agreement between two parties to deliver a specified quantity of an underlying asset on a specified date and at a specified location against payment of an agreed-upon price. Unlike futures contracts, forward contracts are not standardized, but are negotiated on an individual basis between counterparties. Swaps are OTC derivative contracts generally between the holders of two different assets with different risk and performance profiles in which the risk or performance characteristics are exchanged by cash payments on one or more specified dates. Swaps may be settled against the future price of a single asset or against an index of multiple asset prices.

•

Other Derivatives: There is a wide array of other derivatives with varied characteristics, including contracts for differences and swap options. A contract for difference is a contract between two parties (buyer and seller) stipulating that the seller will pay to the buyer the difference between the current value of an asset and its value at contract time. If the difference is negative, then the buyer will pay instead to the seller.

The table below illustrates some common examples of the different types of derivatives:

Underlying Asset	Types of Derivatives
	Exchange-Traded		OTC
	Future	Option	Swap	Forward	Option
Interest Rate	Eurodollar future	Option on Eurodollar future	Interest rate swap	Forward rate agreement	Interest rate cap

Equity Index	DJIA Index future	Option on DJIA Index future	Equity swap	Equity index forward	Equity index option

Single Stock	Single stock future	Single share option	Equity swap	Repurchase agreement	Stock option or warrant

Foreign Exchange	FX future	Option on FX future	Currency swap	FX forward	FX option

Commodity	WTI Crude Oil future	Option on WTI Crude Oil future	Natural gas basis swap	North American power forward	Option on crude oil

Derivatives can provide market participants with an efficient mechanism for the management of price risk. Derivatives are used for risk-management, asset allocation, speculation, arbitrage and physical delivery of the underlying asset. Generally, derivatives are traded by two types of market participants: hedgers, or those who seek to minimize and manage price risk, and speculators, or those who are willing to take on risk in the hope of making a profit. By buying and selling derivatives, hedgers seek to protect themselves from adverse price changes. Speculators, on the other hand, trade derivatives with the expectation of making a profit from changes in the value of the underlying asset. The interaction of hedgers and speculators in exchange-traded derivatives helps to provide liquid, active and competitive markets.

Cash Brokerage

Cash brokerage involves the execution and clearing of client trades in non-derivative products such as equity and debt securities and foreign exchange. In these transactions, market participants generally seek to purchase or sell a specified amount of securities or currencies at a specified price for cash, with settlement—delivery of the products against payment—occurring within a few days after the trades are executed. Cash trades in securities occur on exchanges where the securities are listed as well as in the OTC markets, but generally are cleared through a central clearinghouse. Cash trades in foreign exchange are referred to as “spot transactions”, whereby parties agree to buy or sell one currency in exchange for another at a price based on the prevailing spot exchange rate, or the current value of one currency compared to another. Market participants also trade foreign exchange in the derivative markets in various instruments, such as futures, forwards, currency swaps and foreign exchange options.

As the trading strategies of market participants continue to evolve and diversify, and the derivatives and cash markets continue to converge, brokers are increasingly able to bridge the gap between these markets and to offer services in a number of related markets. Accordingly, many brokers active in the derivatives markets have become increasingly active in the cash markets as well. For a discussion of the industry trend of market convergence, see “—Industry Trends—Market Convergence”.

Exchange and OTC Trading

There are two types of market structures within the derivatives and cash brokerage industry: regulated exchanges and the OTC markets. These market structures are distinguished by their unique regulatory, participatory, reporting and operational requirements.

Derivatives Exchanges

A derivatives exchange is a regulated entity that provides trading in standardized derivative products. Currently, there are more than 100 regulated derivatives exchanges located in over 40 countries. Historically, trading in these markets was restricted to standardized contracts on traditional, physical commodities—such as agricultural commodities—but has expanded to include trading in additional types of standardized contracts in different market sectors, such as interest rates, foreign exchange products and stock indices. For a sample of the types of products traded on derivatives exchanges, see the table in “—Derivatives—Types of Derivatives”. In a typical derivatives market, participants can trade either futures contracts or options on futures contracts.

Historically, trading in futures contracts took place exclusively through face-to-face interaction on a physical trading floor of an exchange, also known as the “pit”, through an auction process known as “open-outcry”. In an auction market, prices are established publicly by participants posting bids (or buying indications) and offers (or selling indications). Typically, a derivatives exchange restricts its hours of operation and floor trading to a limited number of exchange members. Non-exchange members are required to execute trades through intermediaries, such as brokers known in the United States as futures commission merchants who are members of the exchange.

In recent years, following technological innovations that have increased the speed of communications and the availability of information, there has been an increasing acceptance and adoption of electronic trading. As a result, many futures and derivatives exchanges have expanded access to their markets by replacing their floor-based trading system with an electronic market or by supplementing open-outcry trading with electronic market access. Examples of electronic trading platforms include the GLOBEX system provided by the Chicago Mercantile Exchange, LIFFE Connect™ and the fully electronic derivatives exchange operated by IntercontinentalExchange, Inc.’s subsidiary, ICE Futures, Inc.

OTC Markets for Derivatives

Over-the-counter, or OTC, is a term used to describe trading activity that does not take place on a regulated exchange. According to the Bank for International Settlements, at the end of December 2006, the global notional amounts of outstanding derivatives in the OTC market was over five times that of exchange-traded derivatives. In the OTC market, commercial participants have historically entered into privately negotiated, non-standardized bilateral contracts. In recent years participants have begun to take advantage of cleared OTC contracts that, like exchange-traded derivatives, are virtually standardized and cleared through a central clearinghouse.

In contrast to the limited range of futures contracts available for trading on regulated exchanges, participants in the OTC markets have the ability to trade an unlimited range of customized contracts between counterparties. As a result, OTC derivatives encompass a broader range of contracts, which may have terms that are more varied and specialized than exchange-traded derivatives. For a sample of the types of products traded in the OTC markets, see the table in “—Derivatives—Types of Derivatives”. Unlike derivatives exchanges, OTC markets operate virtually around the clock and do not impose membership requirements.

Since participants in OTC markets have traditionally entered into individually negotiated, bilateral contracts, the OTC markets historically have been characterized by fragmented liquidity and a lack of price transparency. Without a centralized, comprehensive source of pricing data and an observable, real-time market for a specific contract, it may often be difficult for market participants to determine the best price available for their trade.

Cash Markets

In the cash markets, equity and debt securities are traded both on exchanges and in the OTC markets, while cash foreign exchange products are traded exclusively in the OTC markets. Equity securities are traded principally through the facilities of the securities exchange where they are listed, either directly if the broker is a member of the relevant exchange or indirectly by routing the order through a member firm. Cash trades in equity securities may also occur in the OTC markets, although OTC trades tend to be executed by market-makers and other dealers who maintain inventory and act as principals. Debt securities are predominately traded between dealers and large institutions in the OTC markets and cash foreign exchange products are traded exclusively in the OTC cash markets, principally in London, New York, Tokyo and Singapore.

As participants seek to bridge the cash and derivatives markets, there has been growth in derivatives that combine both cash products and derivatives. For example, an exchange of futures for physicals is a derivative transaction in which one counterparty buys cash products and sells futures contracts while the counterparty on the opposite side sells cash products and buys futures contracts. As a result, the parties trade cash products and simultaneously enter into an offsetting futures transaction. Exchange for physicals are executed in the OTC market directly or through brokers and are submitted for clearing to clearinghouses by clearing member firms, like us. The appeal of exchange for physicals is that the parties to the transaction are free to negotiate the prices, quantities and other terms of the transaction. As a result, fund managers and other institutional investors often use exchange for physicals to enter or exit futures market positions on agreed upon terms and thereby exchange or modify exposures between the cash and derivatives markets.

Execution and Clearing Process for Derivatives

As discussed above, trades in listed futures and options are executed on the trading floor or through the electronic market of the exchange where they are listed. In general, the execution function is performed by executing brokers, who must be members of the exchange for execution purposes, and the clearing function is performed by a central clearinghouse and clearing firms who must be approved as clearing members of the exchange. The clearinghouse is designated by the exchange and often is a division or affiliate of the exchange. The clearing firms are generally banks or brokers with substantial capital and are designated by the counterparties to the trade. Executing brokers may be, but often are not, clearing members, and vice versa. Thus, some firms may provide only execution services, others may provide only clearing services and still others—like us—may provide both.

Typically, when a client wishes to trade a listed future or option, it must give its order to an execution broker who is a member of the exchange for execution purposes, and who sends the order to the exchange for execution. Historically, most executions were handled by “voice brokers” who referred client orders by telephone to the relevant exchange for execution and charged their clients a commission. As a result of the migration to electronic trading in recent years, clients have been able to route orders to exchanges electronically, generally through systems maintained by executing brokers, which has led to lower commissions for execution services. Moreover, some exchanges have also provided clients, particularly large, active traders, with direct online access to their order-execution systems, which permits these clients to bypass the executing brokers entirely. While this ability of clients to bypass executing brokers, or disintermediation, has affected order flow for traditional voice brokers, many clients still choose to execute trades through brokers—like us—that offer clients value-added services in addition to voice execution. See “Our Business—Our Growth Strategy”.

In some cases, the executing broker may have sufficient order flow from its clients that it is able, where permitted by law, to execute client orders internally by matching a buy-side order from one client with a sell-side order from another client or vice versa. Internal execution permits the broker to work an order—meaning that it holds the order while it seeks out one or more orders on the other side that would result in a match on terms more favorable than those available when the order was initially received—and thus to achieve better pricing for the client than if it simply routed the order to the exchange for matching in an automated execution system. We refer to this practice as internal agency execution. In cases where the client demands immediate execution, in contrast, the broker may, where permitted by law, take the other side of the trade for its own account while contemporaneously entering into an offsetting trade with another party, either internally with another client or externally with a market participant. We refer to this practice as internal matched-principal execution. By executing on a matched-principal basis, the broker limits its exposure to changes in market prices to a transitory, usually brief period while it finds an offsetting trade. Brokers generally earn higher profits per trade when they execute client orders on a matched-principal basis than on an agency basis. While current laws and regulations generally do not permit matched-principal execution in the U.S. listed markets, we believe that matched-principal execution will become more prevalent in European listed markets due to pending regulatory changes in that region. See “—Industry Trends—Deregulation and Regulatory Changes”. Matched-principal execution of client orders is permitted and more common in the OTC markets, where trading is conducted primarily on a principal-to-principal basis.

In all cases, the broker routes the client orders (including, where permitted by law, those matched internally) to the relevant exchange for execution and clearing. If an order is not matched internally before it is routed, it will be matched with orders received by the exchange from other brokers for execution. Where permitted by law, orders matched internally, whether with orders of other clients or with orders for the broker’s account, will not be exposed to other orders and the internal matches will simply be confirmed. Once an order is matched by the exchange, the trade has been executed.

Once a trade is executed, each side of the trade is directed to a designated clearing member, each of which then submits the trade to the clearinghouse. The clearinghouse checks the terms of the two orders and confirms the match to the two clearing firms, which in turn confirm the trade to their clients. Each clearing firm must be a clearing member of the exchange, whereas each executing broker need only be an executing member. As a result, the clearing firm for a particular client may be different from its executing broker.

When the trade has been confirmed by the clearing firms with the clearinghouse, the clearinghouse steps between the two parties to become the counterparty to each side of the trade. Under the rules of derivatives exchanges generally, a clearing firm must require that initial margin (which is similar to a security deposit or a performance bond) be deposited by a client who engages in trading activity in amounts at least equal at all times to those specified by the exchanges. Frequently, a clearing firm will require that a client post initial margin in excess of the amount specified by the exchanges in order to provide additional security. In turn, the clearing firm posts margin with the exchange’s clearinghouse in respect of its clients’ positions. In the case of futures contracts, these positions are typically marked to market on at least a daily basis. The clearinghouse will issue a margin call to the clearing firm for additional margin in respect of its clients’ positions following adverse market movements, or will credit a clearing firm with margin gains in respect of its clients’ positions following favorable market movements, every trading day. In turn, the clearing firm will issue a call for additional margin to a client who has sustained losses that reduce the value of the initial margin in its account below a specified level. Alternatively, the clearing firm will make a payment to a client by crediting the client account to reflect increases in the value of its positions. The clearing firm is obligated to make margin payments to the clearinghouse, irrespective of whether its clients honor their obligations to make margin payments to it. A clearing firm typically requires its clients to keep their margin in accounts maintained at and under the control of the firm.

In contrast, OTC derivatives are typically entered into and settled on a principal-to-principal basis and are not cleared through a clearinghouse. As a result, each party to a trade is typically exposed to the credit risks of the other. In recent years, a growing number of clearinghouses or other market participants have begun to offer clearing services for more commonly traded OTC contracts in order to address the counterparty credit risks associated with these trades. This development has diminished the difference between exchange- and OTC-traded derivatives. Participants who trade cleared OTC contracts do so through brokers who assume responsibility for their respective clients’ performance and generally require the clients to post margin. Brokers that clear OTC trades for their clients may interface with (1) a clearinghouse if the clearinghouse offers clearing services for that trade, (2) another clearing broker or, (3) in some cases, directly with the counterparty.

Industry Participants

The derivatives and cash brokerage industry consists of a wide range of participants from the clients seeking trade execution or clearing services to the principal service-providers—brokers, exchanges and clearinghouses.

Clients

Derivative products are traded by a diverse range of clients, including financial institutions, manufacturing and service providers, hedge funds and other asset managers, professional traders and private clients, among others. Clients buy and sell derivative contracts for a variety of reasons, including risk-management, asset allocation, speculation, arbitrage and physical delivery of the underlying asset.

Futures and Options Brokers

Futures and options brokers execute trades on exchanges and in OTC markets and some act as clearing members of the respective clearinghouses through which the trades of their clients are cleared or as clearing counterparties of OTC trades. As a clearing member of an exchange, a broker is subject to regulatory and self-regulatory organization requirements regarding maintenance of client margin, minimum capital and related matters. There are hundreds of brokers, domestic and foreign, operating in the derivatives and cash markets. Some futures and options brokers are components of, or are affiliates of, large commercial or investment banks. Some are independent brokers, like MF Global.

Introducing Brokers

Futures and options brokers may obtain clients through relationships with introducing brokers, who are individuals or organizations that have relationships with various market participants. Introducing brokers provide all the typical functions of a broker, except that they do not accept money, securities or property of a client. Introducing brokers direct orders made by their clients to brokers for execution and clearing. There are two types of introducing brokers: guaranteed and independent. Guaranteed introducing brokers enter into a guarantee agreement with brokers under which the brokers agree to be jointly and severally liable for all of the introducing broker’s obligations and compliance requirements, in exchange for exclusivity of the introducing broker’s futures transactions. By contrast, an independent introducing broker may have clearing relationships with multiple brokers. Because of the independent nature of these arrangements, independent introducing brokers must maintain their own net capital to meet the applicable minimum financial requirements.

Exchanges

Currently, there are more than 100 regulated derivatives exchanges located in over 40 countries. Major derivatives exchanges in the United States include the Chicago Mercantile Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, the Chicago Board Options Exchange, the International Securities Exchange and the New York Board of Trade. In Europe, the largest derivatives exchanges are Eurex, Euronext.Liffe, the London Metals Exchange and ICE Futures. In Canada, futures contracts are traded principally on the Bourse de Montreal. Other important exchanges globally include the Singapore Exchange, the National Stock Exchange of India, the Multi Commodity Exchange of India and the National Commodity and Derivative Exchange in India, the Taiwan Futures Exchange, the Tokyo Commodity Exchange, the Sydney Futures Exchange, the Tokyo Financial Futures Exchange and the Korea Exchange.

Clearinghouses

As discussed above, exchange-traded derivatives, and increasingly OTC trades, are settled through a centralized clearinghouse, which may be associated exclusively with a single exchange or may support a number of exchanges. Although OTC trades have historically not been cleared, as OTC markets have evolved in recent years, certain clearinghouses have begun settling an increasing number of OTC trades. Additionally, New York Mercantile Exchange ClearPort Clearing provides for the clearing, through its clearinghouse, of trades in OTC derivatives executed off-exchange.

Industry Size and Growth

Exchange-Traded Derivatives

According to the Bank for International Settlements, global trading volume in exchange-traded derivatives contracts increased from approximately 4.5 billion for the 12-month period ended December 31, 2001 to approximately 11.9 billion for the 12-month period ended December 31, 2006, representing a compound annual growth rate of 21.6%. This growth is due, in part, to the increasing demand for risk-management instruments and other trading tools to support trading strategies by more sophisticated, and an increasing number of, market participants. The response to this increasing demand has been the development of new contracts to enable a large number of market participants to execute risk-transfer transactions to exchange, initiate, modify, reduce or eliminate exposure to price uncertainties in a broad range of underlying financial and physical assets. In particular, the growth in exchange-traded derivatives also represents the desire for standardized contract terms, liquid markets with price transparency, centralized clearing and reduced transaction costs enabled by technological improvements.

The charts below illustrate the growth in contract volumes in exchange-traded derivatives by market (interest rate, currency and equity index) and by region (North America, Europe, Asia/Pacific and other) for the periods presented.

Exchange-Traded Derivatives

(1)	Represents the compound annual growth rate in trading volume of exchange-traded derivatives contracts.

Source: Bank for International Settlements Quarterly Review.

OTC Derivatives

According to the Bank for International Settlements, at December 31, 2006, the global notional amount outstanding for exchange-traded derivatives was $70.5 trillion, and the notional amounts outstanding for OTC derivatives was $415.2 trillion, compared to $57.8 trillion and $297.7 trillion, respectively, at the end of 2005. Of the $415.2 trillion of the global notional amounts outstanding, $229.8 trillion relates to single currency interest rate swaps, in which we do not participate.

The chart below illustrates the growth in global notional amounts outstanding for OTC derivatives by trading market.

Source: Bank for International Settlements Quarterly Review

(1)	Represents the compound annual growth rate in global notional amounts for OTC derivatives.

Cash Markets

Trading volumes in the cash equities markets have experienced growth in recent years, although not as rapid as those in the exchange-listed and OTC derivatives markets. While the U.S. and European equities markets have experienced growth in trading volumes in recent years, growth has been interrupted from time to time due to economic downturns and political factors. Trading volumes in the cash equities markets around the world have grown at varying rates, with those in emerging markets such as the Asia/Pacific region sometimes growing much faster than those in more established markets. Trading in non-derivative foreign exchange market products has also experienced significant growth in recent years. Average daily global trading volume in foreign exchange spot transactions totaled $621 billion in April 2004, the last month for which this information was reported in the Bank for International Settlements Triennial Central Bank Survey on Foreign Exchange and Derivative Market Activity, representing approximately one-third of the total volume for all foreign exchange trading during the period. With the growth in derivatives trading and the changing industry landscape, many participants in the cash markets are increasingly expanding their trading and risk-management strategies to include derivative instruments.

Industry Trends

In recent years, the volume of derivatives transactions has grown substantially due to a number of industry trends. We expect this growth to continue and to provide opportunities for us to expand our business. See “Our Business—Our Growth Strategy”. Several trends have contributed to the growth in the derivatives markets, which we expect will continue. We describe some of these trends below.

Globalization and the Development of New Markets

Financial institutions, investment firms and other financial intermediaries increasingly trade across national boundaries, in numerous regions and asset classes, outside traditional exchanges and directly among themselves. The emphasis on geographic diversification of investments, investment opportunities in emerging markets and expanded cross-border commercial activities are leading to increasing levels of cross-border trading and movement of capital. A number of countries and regions, particularly emerging economies such as India and China, that have historically not participated in the capital markets are now developing domestic derivatives markets and exchanges and seeking access to more mature derivatives markets outside their borders. While regulatory barriers in China and other Asian countries often restrict the ability of international firms to establish offices and operate in local markets in those countries, they frequently permit international firms to service local clients’ needs for access to markets outside those countries. We believe there is an opportunity to develop these local client relationships under the current regulatory environment in many countries. We also believe that some of those countries may gradually liberalize their market regulation and permit international firms to gain access to their local markets over time, which we believe would present additional growth opportunities.

Move to Commercially Oriented Business Practices at Exchanges

Many exchanges in Europe, North America and Asia have demutualized, converting into publicly traded, for-profit companies. In the past five years, in North America, the Chicago Mercantile Exchange, the Chicago Board of Trade, the International Securities Exchange, the New York Stock Exchange, the New York Mercantile Exchange and the Bourse de Montreal have all become publicly traded for-profit exchanges, while the Chicago Board Options Exchange is currently demutualizing. As a result, exchanges are adopting commercially oriented business practices with a greater focus on creating shareholder value. The need to build strong records of growth has led these exchanges to improve investor access by introducing electronic trading, increasing transparency, or availability, of trading prices and other data, and aggressively introducing new products. Additionally, a number of U.S. exchanges have also reduced their clearing and transaction fees on some competitive products. A number of exchanges are consolidating to improve their cross-border trading capabilities as well as to broaden their range of products and build liquidity. Recently, IntercontinentalExchange acquired the New York Board of Trade, the Australian Stock Exchange and the Sydney Futures Exchange merged and the businesses of NYSE Group and Euronext combined under NYSE Euronext. In addition, the Chicago Mercantile Exchange and the Chicago Board of Trade have signed a definitive merger agreement, although IntercontinentalExchange announced an alternate proposal to combine its business with the Chicago Board of Trade. The International Securities Exchange has also entered into an agreement to merge with the Deutsche Börse. We believe that these trends have been a major factor contributing to the recent growth in trading volumes across many of the world’s largest financial markets, and particularly the derivatives markets. We also believe that the exchanges’ focus on increasing shareholder value will result in more competition, which in turn will foster continued innovation, lower fees and consolidation as exchanges seek to gain greater operating efficiencies necessary to compete for clients.

Increased Demand for Financial Risk-Management

The growth and complexity of capital markets activity, the increasingly sophisticated investment community, the shift from passive to active investment strategies and the desire among businesses to mitigate risk exposure have increased demand among market participants for more sophisticated risk-management techniques. Contributing to this trend is the expansion of capital-formation capabilities, the refinement of risk-management techniques across a wide spectrum of businesses and the influence of government and regulatory authorities in mandating higher standards of risk-management.

Enhanced Sophistication of Market Participants

An increasing number of market participants have committed, and are expected to continue to commit, increasing amounts of capital to trading in derivatives. In particular, many financial institutions, hedge funds and proprietary trading firms are increasingly allocating a growing percentage of their assets to trading derivative contracts. These types of firms have been consistently at the forefront of demand for innovation in the derivatives markets as they seek to achieve superior returns through an array of investment strategies. In particular, certain hedge funds, which have experienced substantial growth in recent years, have become increasingly active participants in the industry, and a number of technological improvements and products have been developed to serve their needs.

Migration to Fully Electronic Trading Markets

The increasing acceptance and adoption of electronic trading and corresponding decline in floor-based trading has reduced clearing fees, extended trading hours and improved execution efficiency, price transparency and ease of access for a large universe of participants. This development has stimulated higher trading volumes in the derivatives markets among existing participants, and it has also attracted new market participants to these markets, further contributing to increased trading activity. In the United States, the major derivatives exchanges have increasingly migrated to electronic trading, which, for example, now accounts for approximately 76% of the aggregate volumes on the Chicago Mercantile Exchange and the Chicago Board of Trade according to their published data. As more clients are able to execute orders electronically, either over the brokers’ own systems or directly to the exchanges, the need for voice execution has declined and passive brokers—whose principal focus is voice execution—have had to reduce their commission rates in order to continue to participate in the execution process. In contrast, brokers, like us, that provide value-added services in addition to voice execution continue to play a significant role in the execution process.

Deregulation and Regulatory Changes

Deregulation and the opening of markets within the financial services industry in North America, Europe and Asia have increased client access to products, markets and regions, reduced regulatory barriers to product innovation and encouraged cross-border consolidation to gain operating efficiencies that are necessary to compete for clients and intermediaries. For example, in the United States, the Commodity Futures Modernization Act of 2000 has facilitated the development of a larger range of stock-specific and more tailored equity derivative products, enabled regulated exchanges to self-certify new contracts, thereby eliminating an onerous and lengthy review process, and encouraged central clearing facilities for OTC contracts, significantly improving client access to a number of derivative products. In Europe, regulators recently adopted the Markets in Financial Instruments Directive, known as MiFID, which will take effect November 1, 2007 and may encourage brokers to increase the number of trades executed internally in order to provide the best execution for clients. We believe MiFID may provide potential opportunities for brokers, like us, that have deep liquidity and can often provide better execution internally, including on a more-profitable matched-principal basis. In a number of regions—including India, Taiwan and Dubai—regulators and exchanges have encouraged more developed derivatives markets and liberalization of their markets. In furtherance of this objective, those regulators and exchanges have taken significant steps both to enhance access to domestic markets by a larger number of overseas participants, and to facilitate access by local participants to established markets outside their domestic region.

Market Convergence

The derivatives and cash markets are converging, particularly in the interest rate, equities and foreign exchange segments, as clients increasingly seek comprehensive brokerage and clearing services that can meet their trading needs across a range of products, markets and regions. In the larger cash markets, such as foreign exchange and U.S. Treasury securities, more efficient trading methods and increased market access have enabled new types of clients to participate in these markets alongside the traditional participants. Automation has delivered expanded direct market access for a larger universe of clients, supported by cash market and OTC central clearing facilities. Specific developments have accelerated this trend, including the growing willingness of traditional asset managers to seek exposure to alternative asset classes, participation by a larger number of asset managers in relative value and arbitrage strategies, and the development of large numbers of hybrid products, such as exchange-traded funds, that deliver low-cost market exposure in flexible formats. We believe that this trend has helped to make the derivatives markets some of the fastest growing financial markets in the world.

Product Innovation/Migration from OTC Markets to Exchange-Based Trading

Innovations in risk transfer techniques often originate in response to specific perceived market demands, resulting in new product introductions. For example, cleared OTC contracts were developed in the OTC markets in response to the desire to reduce bilateral credit risk and improve capital efficiency. Many clearinghouses now offer cleared OTC contracts, which provide clients with access to centralized clearing and settlement arrangements. In addition, as other new OTC products gain wider acceptance, exchanges seek to replicate the more commonly traded OTC contracts with standardized terms to attract trading by market participants seeking improved price transparency, centralized clearing and credit intermediation that is not available in truly bilateral contracts. This has contributed to increased volumes in exchange-traded derivatives as more market participants access exchange markets and seek clearing services. For example, the number of OTC-traded derivative products that now trade on exchanges as standardized contracts has increased significantly in recent years.

OUR BUSINESS

Introduction

We are the leading broker of exchange-listed futures and options in the world. We provide execution and clearing services for exchange-traded and OTC derivative products, as well as for non-derivative foreign exchange products and securities in the cash market. We provide our clients with access to many of the largest and fastest growing financial markets throughout the world. We believe that we are the largest “specialty” broker operating in our markets. As a specialty broker, we focus on providing brokerage execution and clearing services to our clients. We believe that our clients highly value our focus on client service and the fact that, unlike many of our competitors, we do not engage in non-brokerage businesses, such as investment banking, asset management or principal investments, that could conflict with their interests. We believe that the success of our specialty-brokerage strategy is demonstrated by our leading position in most of our markets, particularly exchange-traded derivatives.

We provide our clients with fast, cost-effective trade execution and clearing services for derivative and cash products across a broad range of trading markets, including interest rates, equities, currencies, energy, metals as well as agricultural and other commodities throughout most of the world’s major financial centers. We provide our clients with market access through our brokers, relationships with introducing brokers and online trading platforms. We serve over 130,000 active client accounts. Our clients include institutions, hedge funds and other asset managers, as well as professional traders and private clients. We have offices in New York, London, Chicago, Paris, Mumbai, Singapore, Sydney, Toronto, Tokyo, Hong Kong, Taipei, Dubai, and other locations. Our principal executive offices are in New York and our registered office is in Hamilton, Bermuda.

We execute client trades on both an agency and a matched-principal basis, and we clear trades for our clients. We derive revenues from four main sources: commissions from agency execution; commissions from clearing services; markups from principal transactions, primarily consisting of client trades executed on a matched-principal basis; and interest income on cash balances in our clients’ accounts, most of which are maintained by our clearing clients to meet margin requirements. For fiscal 2007, we generated total revenues of $5,725.5 million, revenues, net of interest and transaction-based expenses, of $1,378.7 million, net income of $188.0 million and adjusted net income of $147.7 million, compared to $2,601.6 million, $946.5 million, $59.8 million and $89.1 million, respectively, for the prior fiscal year. For information on how we calculate adjusted net income, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures”.

The success of our specialty-brokerage strategy is demonstrated by our leading position in most of our markets, particularly exchange-traded derivatives. For the three months ended March 31, 2007, based on data provided by the respective exchanges and based on the volume of executed or cleared transactions, we ranked first on the Chicago Mercantile Exchange, the Chicago Board of Trade, the New York Mercantile Exchange, Commodity Exchange, Inc., a division of the New York Mercantile Exchange, Euronext.Liffe and Eurex. We describe our market participation in more detail under “—Business Overview—Primary Products—Exchange-Traded Derivatives”. Because of our strong position in most of our markets, we have benefited from the rapid growth in our industry in recent years. We believe that we are well positioned to take advantage of this growth and other emerging industry trends in the future. See “Our Industry—Industry Trends”.

We have our origins over 200 years ago in a broking business founded by James Man, which focused on the physical commodities markets and was a founding member of some of the world’s futures exchanges. Prior to the initial public offering of our common shares, we were a division of Man Group known as “Man Financial”. Man Group is listed on the London Stock Exchange and is a constituent of the FTSE® 100 Index. Man Group also has an asset management division known as “Man Investments”, a global leader in the alternative investments industry. In connection with the initial public offering of our common shares, we recently separated from Man Group and are now conducting our business independently of Man Group plc, as a public company with shares listed on the New York Stock Exchange. We believe the initial public offering of our common shares and our separation from Man Group emphasize our commitment to specialty brokerage and enhance our position as the largest specialty broker in our markets.

Our Business Model

Our business is based on a diversified yet fully integrated model that allows us to offer a variety of derivative and cash products across a broad range of trading markets through multiple distribution channels. This diversified yet integrated model positions us as a centralized provider of brokerage services across multiple products, trading markets and regions. There is a strong market trend toward diversified trading activities, in which clients seek access to multiple trading alternatives to implement their trading strategies. We believe we are well positioned to profit from this trend because we provide our clients with a central point of entry into a wide range of diverse trading alternatives and enable them to bridge the gaps between complementary products, trading markets and regions. For example, we provide our clients with trade execution and clearing services in both the listed and OTC markets for the same or similar financial products, and in both the derivatives and cash markets for the same or similar securities, currencies and other market exposures. We also provide our clients with clearing services, either together with or separately from execution services. We believe that our ability to provide access to a wide range of trading alternatives, as well as clearing services, distinguishes us from most of our principal competitors, provides diversity and stability to our business and enables us to adapt quickly to changing market conditions and client needs.

We manage our business as a single entity, and not by services or product lines, market types, geographic regions, client segments or any other exclusive category. We seek to provide each of our clients with brokerage services that encompass any and all combinations of our products, trading markets and regions. For example, we can serve the needs of a European financial institution requiring efficient access to U.S. interest-rate futures; an Asian manufacturer managing price risk through metals contracts traded in London or energy contracts traded in New York; a U.S. asset manager with an investment strategy involving listed and OTC derivatives traded in all major global markets; a U.S. institution qualified under applicable local rules seeking access to the Indian futures market; or an Australian individual seeking cost-effective OTC instruments in European equities. Our model enables us to provide fully integrated brokerage services across the following financial products, trading markets, regions and clients through multiple distribution channels.

Our Business Model

By managing our business as a fully integrated structure, we focus on meeting the specific needs of our clients, wherever they are located and in any of the marketplaces in which we operate throughout the world. This flexible and integrated structure also allows us to bundle or unbundle our execution and clearing services on client demand.

Our Competitive Strengths

The derivatives and cash brokerage industry is fragmented and highly competitive. Our competitors include hundreds of brokers and banks around the world. See “—Competition”. We compete in trade execution primarily with other brokers. In addition, in recent years several major exchanges have increasingly permitted clients to execute derivatives trades directly on exchanges by electronic means. We compete in clearing with many other clearing firms, primarily commercial banks and other financial institutions with ready access to capital and large lending operations. In addition, major exchanges provide clearing services to brokers and directly to some large financial institutions for derivatives trades.

We have maintained our leadership in the derivatives and cash brokerage industry due to our principal strengths, which include:

Leading Specialty Broker

We believe that we are the leading specialty broker operating in most of the trading markets around the world in which we operate. We believe that our focus on providing superior brokerage execution and clearing services attracts clients and enables us to develop strong, broad relationships with them. As a specialty broker, we generally do not trade for our own account, except to facilitate client trades on a matched-principal basis and to hedge the foreign currency and interest rate risk inherent in our global operations, and we do not maintain an inventory of financial products. When we trade on a matched-principal basis, we execute a client’s order by entering into the requested trade with the client and contemporaneously (often within minutes and generally on the same trading day) entering into an offsetting trade with another party, thereby minimizing our exposure to market-price movement. We generally do not engage in directional trading, meaning that we do not take positions for our own account in order to profit from anticipated changes in market prices. (In addition to matched-principal trades for clients, we engage in principal transactions to hedge our exposure to changes in foreign currency exchange rates and interest rate risk.) Limiting our principal trading in this manner helps us to avoid conflicts of interest with our clients and promotes financial stability in our operations. As a result, we believe our clients are more inclined to trade through us and to maintain funds on account with us than if we engaged in non-brokerage businesses like many of our competitors.

Leading Market Positions

We believe we are the largest broker by volume of executed or cleared transactions in most of our markets, based on rankings provided by the exchanges on which we are active. We describe our market position in more detail under “—Business Overview—Primary Products—Exchange-Traded Derivatives”. In recent years, we have maintained our leading market position in these markets and we have benefited from the rapid growth in our industry. We believe that we are well positioned to take advantage of this growth and other industry trends in the future.

Deep Liquidity in Our Markets

We are the largest executing and/or clearing member by volume on the major derivatives exchanges in the United States and Europe described in “—Business Overview—Primary Products—Exchange-Traded Derivatives”. Because of our strong market position, we receive a large volume of client orders for execution in a number of listed derivatives markets. This high volume of client orders creates liquidity, which means that traders are generally able to open and close their trading positions when they want to without triggering adverse price movements. The diversity of our clients—which include institutional clients, hedge funds and other asset managers, professional traders and private clients, many of which pursue a wide variety of different trading strategies—provides us with a broad and deep pool of liquidity. We believe this liquidity enables us to provide superior execution services to our clients, particularly for the more complicated and hence more profitable trades and where internal matching of client orders on an agency or matched-principal basis is permitted, for the following reasons.

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Anonymity. Liquidity enables us to execute client orders as part of a large, steady flow of transactions that preserves our clients’ anonymity to the market, which helps them to minimize the risk of triggering market movements against their positions and to preserve the confidentiality of their proprietary trading strategies. This anonymity is particularly important to large, active traders.

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Internal Agency Execution. Liquidity enables us, where permitted by law and regulation, to execute our clients’ orders internally, by matching them against one another without first routing them to an exchange where they would be matched through automated systems. Internal execution enables us to “work” an order to find the most appropriate match and thereby reduce the bid-ask spread, which enables us to provide both sides of the trade with better pricing than might otherwise be available through automated matching on an exchange. While internal execution in derivatives is largely restricted by law and regulation to a limited number of non-U.S. markets, it represents a significant portion of our execution activity in these markets and is likely to increase due to pending regulatory changes in the European markets. See “—Business Overview—Primary Services—Agency Execution”.

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Internal Matched-Principal Execution. Liquidity also enables us, where permitted by law, to execute client orders internally on a matched-principal basis, which generally yields higher margins than agency execution. In cases where our clients prefer that we execute immediately rather than work their orders, we often take the other side of the trade while we look for an offsetting trade from another source. Because of our heavy order flow, we can take the other side with confidence that we can find an appropriate offsetting trade, from our order flow if necessary, within a relatively short time, usually during the same trading day. Internal matched-principal execution enables us to provide our customers with the certainty of execution they desire without our having to assume market risk for more than a brief period. While current laws generally do not permit matched-principal execution in the U.S. listed markets, we believe that matched-principal execution will become more prevalent in European listed markets due to pending regulatory changes in that region. Most of our matched-principal execution occurs in OTC trading markets, such as metals, foreign exchange and fixed income securities, where trading occurs primarily on a principal-to-principal basis. In these markets, we execute our client’s order by taking the other side of the trade and then entering into an offsetting trade with a broker or other market participant. When we execute externally, it may take us longer to find an offsetting trade and we may be exposed to market risk for somewhat longer periods than when we are permitted to execute internally. We see an opportunity to increase our profitability by increasing the volume of trades we execute internally on a matched-principal basis where permitted by law, particularly in European markets as a result of pending regulatory changes.

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Liquidity for Complex Transactions. Liquidity enables us to offer better execution for many client orders involving derivatives with more distant settlement dates, or “back-month” contracts, and other sophisticated transactions. “Back-month” contracts may extend for periods that are many months or even years longer than the contracts that are most commonly traded on exchanges. Fewer market participants trade these long-dated or complex contracts and the spread between the prices at which they are willing to buy and sell these contracts is generally wider than with shorter-dated or simpler contracts. As a result, we believe that our ability to work orders and match them internally, at potentially more favorable prices than might otherwise be available if the orders were simply routed to an exchange for automated execution, or to execute them quickly on a matched-principal basis, is particularly important to our clients who trade back-month and other complex contracts.

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Low Cost Execution. Liquidity enables us to achieve economies of scale when we execute client orders. Because we receive a large and steady flow of client orders, we believe that we can provide our clients with execution services at lower costs than many other firms can, and that this is a critical advantage in an environment where electronic access is streamlining the execution process and lowering profit margins for brokers. Our competitors with lesser liquidity have experienced difficulty operating profitably in this environment and some of them have reduced their operations or exited certain businesses.

Our deep liquidity, therefore, is a powerful competitive advantage, one that has been built over years of service to our clients and is not easy for other firms to replicate quickly. We believe that our liquidity is highly attractive to market participants and that, if trading volumes continue to increase generally, our liquidity will continue to attract still more order flow. In this sense, liquidity creates more liquidity, which we believe will continue to strengthen our competitive advantage over time.

Integrated, Diversified Business Model

Our business model allows us to provide our diverse client base with integrated access to multiple services across multiple products and trading markets, on major exchanges worldwide, as well as in the OTC markets. In addition, our presence in most of the world’s major financial centers—in both established and rapidly emerging markets—combined with our ability to manage our operations and process transactions on a global basis enable us not only to reach clients throughout many parts of the world but to provide them with rapid, efficient access to major global markets in multiple time zones. We provide our clients with access to a broader range of trading alternatives than any single exchange or, we believe, most other brokers, and we can offer these alternatives in combinations tailored to meet our clients’ specific needs. Our business model affords us the resources and flexibility to respond quickly to changing client demands and market conditions, and to serve multiple types of clients, from banks, corporations and other institutions, to hedge funds and other asset managers, to professional traders and private clients. Our diversified operations also promote balanced and stable performance for our business. We are not dependent on any single product, trading market, region or type of client and we believe this diversity and our focus on derivatives brokerage helps to mitigate—although not eliminate—the volatility of revenues and earnings that brokers can experience.

Well Established Reputation

We have our origins over 200 years ago in a broking business founded by James Man. Our parent company, Man Group, is listed on the London Stock Exchange and is a constituent of the FTSE 100 Index. We believe that our reputation within the financial community is among our most valuable assets. We have also benefited from an experienced and talented employee base that we believe to be stable and loyal. We and Man Group have been operating internationally since inception. This experience, including more than 12 years of operating as a division of a public company in the United Kingdom, has shaped a culture at MF Global that is familiar with operating a global business in a public-company environment. We also believe we have good, and in many cases, longstanding, relationships with our regulators and a record of effective compliance with the regulations that govern our operations around the world.

In addition, we have inherited a strong tradition of corporate social responsibility from Man Group and believe that maintaining a corporate responsibility program is integral to building and preserving our corporate reputation and brand. We intend to continue to uphold the highest levels of ethics, integrity and accountability as a good corporate citizen, both through our operating practices and social responsibility programs. We believe that by doing the right thing for all our stakeholders—shareholders, employees, clients and communities, both locally and globally—we will build a level of trust, loyalty and goodwill that will further enhance our long-term position in the marketplace.

Disciplined Approach to Risk

We actively manage risk on a global basis with a centralized, hands-on approach. Our senior executives play a leading role in managing our risk exposure on a day-to-day basis. We monitor our clients’ open positions—which represent our principal risk exposure—and margin levels on a real-time basis, with both sophisticated technical systems as well as continuous oversight from our highly experienced risk managers. Client positions are reviewed and margin levels adjusted both during and at the end of each trading day. We do not rely primarily on conventional value-at-risk methodology to test our clients’ exposures, as that methodology attempts to measure risk under relatively “normal” market conditions during a relatively brief period and may not always reflect significant “shock” events that may have occurred over a longer time frame. Rather, we stress-test client positions under hypothetical “worst-case” conditions that reflect actual historical data from periods extending back a decade or longer. We believe this approach enables us to measure risk in light of a broader range of historical experience that includes more extreme conditions. Equally important, we believe that effective risk-management requires a willingness to be selective about our clients, in particular in terms of credit and risk analysis, and in some cases to limit our clients’ trading activities. We believe that our value-added services and deep liquidity enable us to exercise a more disciplined approach to risk-management than would otherwise be the case if our client services were not as attractive to the market. We also believe that our primary focus on brokerage services and standardized products, and the fact that our trading markets tend to be relatively liquid with readily available pricing information, enable us to effectively evaluate and manage the risks posed by our clients’ positions. In each of our last four fiscal years, our losses due to trading errors and client defaults have represented less than 2.0% of our revenues, net of interest and transaction-based expenses, with losses due solely to client defaults representing less than 0.5%.

Acquisition and Integration Expertise

We have demonstrated an ability to expand our business and increase our earnings over a number of years by making selective acquisitions and integrating them efficiently into our operations. We have successfully completed and integrated 17 important acquisitions since 1989, including our purchase of GNI and the Refco assets. We have made acquisitions to advance our strategic development, by extending our presence into markets we have not previously served, and to achieve earnings growth through economies of scale, by adding clients and business in markets we already serve. In particular, we have been able to use expertise we acquired or developed for one type of product, trading market or region by applying it across multiple products, trading markets or regions, thus significantly enhancing the value of the acquisition. For example, we acquired an electronic futures trading platform from GNI in 2002 that, at the time, was being used primarily by European clients, and we have since made it accessible to our clients in North America and the Asia/Pacific region as well. We have also been able to successfully recruit, integrate and retain teams of professionals from the operations we have acquired as well as from other industry participants. We have been able to increase the value of acquired properties in part because we conduct our business as a fully integrated, single entity in which the services we make available for any one of our products, trading markets or regions can quickly and efficiently be extended to all of our products, trading markets and regions. We believe our business model enables us to respond quickly to changing market conditions and client demands with minimal disruption and cost.

Access to Advanced Technology Platform

Our advanced execution and clearing systems enable our clients to trade rapidly, efficiently and reliably across major global markets, which enables us to compete effectively in multiple trading markets around the world. We are generally an integrator, and not a developer, of technology. By licensing the technology in our core systems from leading independent vendors such as Rolfe & Nolan and SunGard, we have access to advanced and reliable technology. By integrating different third-party technologies, we are able to respond quickly to technological change by upgrading our systems with limited capital expenditures. Our systems are scalable, meaning that we can expand the capacity, with limited cost and operational adjustments. We have successfully combined leading front-end, middle-office and back-office systems into a single, integrated platform with global reach. In addition, our platform benefits from a degree of system redundancy that we believe reduces the potential for disruption that could result from a system failure. This feature is an important part of our disaster recovery capability. To date, we have not experienced a major system-related disruption.

Entrepreneurial Culture

We organize our sales and trading personnel into relatively small teams that focus on a particular type of client or market. We believe our organizational structure fosters a strong commitment to client service and a strong sense of ownership of our business. Unlike many of our competitors, we compensate our broker teams according to a formula based on the operating profits—rather than the revenue—that the particular team generates. We believe this “bottom-line” compensation structure incentivizes our revenue-generating employees to identify and pursue potential profit opportunities by seeking new clients and providing the highest value-added—and most profitable—products and services. Equally important, we believe this model provides our brokers with a powerful incentive to manage team expenses and enables us to lower our fixed overhead costs to levels that many of our competitors are not able to achieve. We couple this entrepreneurial culture with a strong commitment to active and effective risk-management worldwide. Many of our employees have extensive industry and product experience. We believe that our culture fosters loyalty and strengthens our relationships with our employees, which in turn has given rise to high employee retention rates.

Experienced Management Team

Our management team has led our business through a sustained period of growth and we expect them to remain with us after our separation from Man Group. Although we recently separated from Man Group, we are an established company with seasoned management and a long history of strong performance. We are also accustomed to operating in a public-company environment as a division of Man Group, which is listed on the London Stock Exchange, and our operations have been subject for many years to regulatory oversight by the principal governmental and self-regulatory bodies that oversee the world’s major financial markets. The members of our executive management committee have an average continuous tenure of approximately 15 years with Man Group (or an entity acquired by Man Group); and an average industry experience of approximately 26 years.

Our Growth Strategy

We believe we have significant opportunities to expand our business in future years. We intend to take advantage of these opportunities and build upon our competitive strengths by pursuing the following strategies:

Benefit from Continued Industry Growth

The global derivatives sector of our industry has experienced rapid growth in recent years due to several important trends that we believe are likely to continue. These trends, which are described in “Our Industry”, include the globalization and development of new markets, the move to commercially oriented business practices at exchanges, increased demand for financial risk-management, migration to electronic trading markets, deregulation and regulatory changes, market convergence, product innovation and migration from OTC markets to exchange-based trading and enhanced sophistication of market participants. We believe these trends, which have contributed to higher volumes of derivatives and cash transactions in many of our trading markets, are continuing and will provide us with opportunities to increase our revenues. As a broker with strong positions in many global markets, we believe we are well positioned to meet growing demand for global trading and risk-management activities. In particular, as exchange trading volumes rise, so will demand for clearing services as exchanges continue to require intermediation from approved clearing member firms. As a major clearing firm in our trading markets, we believe we are well positioned to meet rising demand for these services.

Continue to Provide Value-Added Brokerage Services

In recent years, as described in “Our Industry”, many of the world’s major exchanges have embraced electronic trading, merged or formed global alliances and transformed themselves from member-owned to publicly traded, profit-driven enterprises. In doing so, they have aggressively sought to build trading volume by providing market participants greater access to their trading facilities. The execution process has become simpler, more direct and less costly. In some cases, this trend has led to the disintermediation of “passive” brokers who focus primarily on voice execution—simply receiving client orders by telephone and routing them to an exchange for a fee—and clients have begun to bypass these brokers and execute their trades online. This trend has also led to price-compression, where these brokers have had to reduce their execution fees to retain a role in the execution process. At the same time, exchanges have expanded their clearing services to cover a wider range of products.

We believe that these developments provide opportunities for brokers like us that can offer their clients more value-added services than passive brokers and even the exchanges do. We offer our clients efficient access, both electronically and telephonically, to more products, trading markets and regions than any one exchange, coupled with deep internal liquidity in many of our trading markets. Moreover, because we provide both execution and clearing services, we are less vulnerable to competitive pressures affecting the market for execution services alone. As a result, we believe we are well positioned to withstand the pressures of disintermediation and price-compression in our industry.

Equally important, we believe that the competitive pressures in our industry today present significant growth opportunities, as we believe they are helping to push trading volumes higher over time and are promoting consolidation within the highly fragmented brokerage industry. We believe that, because of our competitive strengths, we can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services we do. In addition, as exchange trading volumes rise, so will demand for clearing services, and while the exchanges provide clearing through their clearinghouses, the latter require intermediation from approved clearing member firms. As a result, we believe that rising trading volumes on exchanges can lead to rising revenues for brokers that provide value-added execution services and clearing services. On balance, we regard the consolidation and expansion of the major exchanges in our trading markets as a favorable trend, and we believe that their success will contribute to ours.

Capitalize on Market Convergence

We believe that the current trend in our industry toward market convergence—that is, an increasing demand for diversified trading across complementary markets, such as listed and OTC derivatives and non-derivative cash products—when coupled with the current growth in trading volumes in listed derivatives, provides a significant opportunity to expand our operations in markets that are complementary to our markets for listed futures and options. We intend to strengthen our position in these complementary markets, particularly in the execution and clearing of OTC derivatives trades and in the execution of cash securities trades. As a specialty broker focused on both the listed and OTC derivatives, as well as cash markets, around the world, we believe that we are well positioned to help our clients bridge the gap between complementary markets and expand or extend their trading activities, particularly by executing complex correlated trades in multiple markets.

Continue to Diversify Our Service Offerings

We will continue to diversify our client base, the services we offer them and the trading markets and geographic regions in which we provide services. We intend to expand our business and the markets in which we operate by introducing new products, becoming a member of additional exchanges and offering new combinations of our existing products to enable our clients to execute more sophisticated trading strategies in related asset classes. We believe our recent investment in USFE, for example, will enable us to offer our clients the ability to trade some innovative derivative products on an electronic exchange in the United States.

Pursue Opportunities for Enhanced Operating Margins

We intend to pursue opportunities for enhanced operating margins by increasing the volume of trades we execute or clear and expanding our business model to include additional products, trading markets and regions, both through internal growth and acquisitions, and thereby benefit from economies of scale. We also believe we can increase our profitability by offering more sophisticated and complex product combinations, particularly in the OTC derivatives markets where trades typically are more complex and yield higher execution profit margins than trades involving exchange-listed products.

Expand in New Geographic Regions

We operate our business on a global basis and are committed to participating in developing markets, such as those in the Asia/Pacific region. Our goals in developing regions are two-fold: to give local clients access to global markets and to give our global clients access to the local markets in those developing regions. For example, we have established operations in Australia, India, Singapore, Hong Kong and Dubai through which we provide clients in Asia with access to derivative and other products globally. Our presence in those centers also enables us to provide our clients in Europe and North America with access to local markets in those areas. We also recently acquired FXA Securities Ltd, a leading provider of online foreign exchange products to retail investors in Japan. Many markets in the Asia/Pacific region are developing rapidly, as the benefits of efficient access to a range of risk-transfer instruments are increasingly recognized by clients and regulators in those markets. India, for example, has developed an active trading market in equity derivatives (single stock and indices) and has established two commodity exchanges. Our presence there enables us to provide services both to Indian clients in those markets and to non-Indian clients seeking access to those markets to the extent permitted by local regulations. Our Singapore office attracts clients from Southeast Asia who seek access to various trading markets globally, while Australian operations serve both two-way cross-border and domestic client needs. In other markets where we have not yet developed a domestic presence, we are able to direct business we generate to other clearing brokers.

We believe there would be substantial additional growth opportunities in several countries in the Asia/Pacific region if local regulations were eased, although we do not know whether or how quickly that may occur in any particular country. In China, for example, access to the domestic markets is restricted and outflows of investment capital are not widely permitted. We seek to work with regulators and exchanges to further orderly development of derivatives markets in several countries in the Asia/Pacific region. Our Asia/Pacific operations accounted for approximately 8.6% of our revenues, net of interest and transaction-based expenses, for fiscal 2007, and we anticipate that this percentage will rise over the long term.

Pursue Acquisitions

While we have successfully expanded our business organically, by applying our specialty brokerage expertise to an expanding range of trading alternatives, we have also achieved substantial growth through acquisitions, and we expect to continue to pursue attractive acquisition opportunities as they arise. We have taken a selective approach to acquisitions. In some cases we have acquired client accounts, in other cases we have recruited teams of sales and trading professionals and in still other cases we have acquired stand-alone business units or entire companies. We have made acquisitions to advance our strategic development, by extending our presence into markets we had not previously served. We have also made acquisitions to achieve cost-effective earnings growth, by adding clients and business in markets we already serve in order to take advantage of economies of scale. We intend to continue to expand our client base and brokerage capabilities by pursuing strategic acquisitions in a disciplined and flexible way—both to broaden the range of trading alternatives we offer and to achieve cost-effective earnings growth. We believe that our status as a public company and our ability to offer our securities as consideration will enhance our ability to make acquisitions in the future.

History

Man Group has its origins over 200 years ago in a broking business founded by James Man. From 1869, the company was known as ED&F Man and focused principally on the physical commodities markets. It was a founding member of some of the world’s first futures markets. In 1981, the futures broking firm of Anderson Man Ltd was established which became ED&F Man International, while ED&F Man Investment Products opened its London branch in 1983. ED&F Man was floated on the London Stock Exchange in 1994 and changed its name in 2000 to Man Group plc; ED&F Man International was renamed Man Financial in 2001. In connection with the initial public offering of our common shares, we changed our name from Man Financial to MF Global.

Man Group has over 200 years of experience operating on an international basis, and currently has offices in more than 17 countries located around the world. As part of Man Group, MF Global has decades of experience operating in a highly regulated business environment that requires stringent compliance with the rules established by numerous governmental bodies, including the Commodity Futures Trading Commission, SEC, Financial Services Authority and other regulatory organizations and self-regulatory organizations around the world. This experience, including more than 12 years of operating as part of a public company in the United Kingdom, has shaped a culture that is familiar with operating within a public company environment.

MF Global has experienced rapid growth since its inception, both organically and through acquisitions. For example, between 1989 and 2007, the following 17 important acquisitions were completed:

Seller	Year	Business or Assets Acquired
GNP	1989	Financial Futures (Chicago)
Paine Webber	1993	LME Metals Business (New York)
Geldermann	1994	Interest Rates, Equity Options, Funds (United States/United Kingdom)
Index	1996	Private Client, Order Routing, E-Trading (United States)
Standard Chartered	1997	Financial Futures (Singapore), Foreign Exchange
SLK-FOC	1998	Private Client IB Network (United States)
Gerald	1998	LME Ring Dealer (United Kingdom)
SLK-FOC	1998	Non-domestic Business (Taiwan)
Tullett	1999	Financial Futures Expansion (United Kingdom/United States /Singapore)
First American	2000	Private Client Expansion (United States)
Ord Minnett	2001	Financial Futures (Australia), Foreign Exchange, Private Client Expansion
UnionCal	2001	Private Client Expansion (United Kingdom)
Fox Investments	2002	Private Client Expansion
GNI	2002	Futures, Foreign Exchange, Equities, Contracts for Differences, Electronic Trading (United States/United Kingdom)
Refco	2005	Futures, Institutional Foreign Exchange, Equities (United States, Canada and Asia)
Dowd Westcott	2007	Commodities Clearing (United States)
FXA Securities Ltd.	2007	Private Client Foreign Exchange (Japan)

In November 2005, we acquired substantially all the assets of Refco’s regulated futures commission merchant business in the United States and in Singapore, Refco’s regulated subsidiaries in India and Canada, a number of client accounts maintained at these regulated businesses and certain other assets for $304.9 million. We refer to these acquired assets, subsidiaries and client accounts as the Refco assets. We acquired the Refco assets as a result of an auction conducted under the authority of the U.S. Bankruptcy Court pursuant to sections 363 and 365 of Title 11 of the United States Code. The Refco acquisition was our largest to date and substantially increased our client base, our presence in the United States, Canada and the Asia/Pacific region and our number of offices and employees. In particular, the Refco acquisition strengthened our position in U.S. institutional futures, retail futures and cash securities. The Refco assets accounted for approximately 11.3% of our total revenues during fiscal 2007 and approximately 18.8% of our revenues, net of interest and transaction-based expenses, during this period, and approximately 7.8% of our total assets at March 31, 2007. See “—Legal Proceedings” for a discussion of litigation related to this acquisition.

Business Overview

Our business is based on a fully integrated yet diversified model that allows us to offer a variety of derivative and cash products across a broad range of trading markets through multiple distribution channels. We manage our business as a single entity, and not by services or product lines, market types, geographic regions, client groups or any other category. We seek to provide each of our clients with brokerage services that encompass any and all combinations of our products, trading markets and regions.

We describe our primary services, products, trading markets, geographic regions and clients below. To illustrate the diversity of our business model, we present supplementary data regarding the approximate percentage of our revenues, net of interest and transaction-based expenses, derived from each major type of our primary services, products, trading markets, regions and clients. Since we do not manage our business based on these categories, we have not historically allocated our revenues among these categories for financial reporting purposes and we have not presented this data historically (although we intend to do so beginning in fiscal 2008). While some of our revenues can be allocated based on our financial records, others cannot without making significant estimates and assumptions. Consequently, in order to provide this allocation, management has had to make numerous estimates to allocate mixed revenues derived from internal accounts across particular categories based on the determinations of senior personnel responsible for the particular account. Management believes these estimates are reasonable based on historical experience, but they are not precise or definitive. Please keep this in mind as you consider the allocation estimates presented below. These estimates may not be indicative of our future mix of business.

Primary Services

We provide three primary types of services to our clients: agency execution services, matched-principal execution services and clearing services. We are able to provide these services to clients either as a bundled package (both execution and clearing) or separately (execution, but not clearing or vice versa), depending upon our clients’ needs.

Set forth below is the estimated percentage of our revenues, net of interest and transaction-based expenses, derived from each of these services for fiscal 2007 as well as net revenues for such period that we generated from interest we earn on customer margin accounts (net of interest paid to those customers):

Estimated Net Revenues by Service*

*	The percentages shown in this diagram are only estimates and may not be indicative of the future mix of business. These percentages are based on data derived from our financial systems and reflect management’s estimated allocation of revenues, net of interest and transaction-based expenses.

Agency Execution

We execute client trades on an agency basis for a wide array of listed and OTC derivatives and cash products. We typically execute client trades on an agency basis by directing the order to an appropriate exchange or OTC market where the client’s order is matched with a corresponding order that has been placed by a counterparty and then, in the case of a listed product, posted to the exchange. Once executed, the trade is then settled, or cleared, either by us or another clearing broker selected by the client via one of the processes described below under “—Clearing”. Alternatively, for many OTC trades which are not cleared, the trade is settled directly between parties. We generate revenue from our agency execution services by charging our clients a commission for each trade we execute on their behalf. In some cases, we may act as agent for both parties to the trade and charge a commission to each of them.

We provide agency execution services to our clients both over the phone, which is known as voice broking, and through our online platforms. Agency execution of liquid contracts has increasingly moved away from traditional voice broking to online broking in recent years, as a growing number of brokers have developed online platforms that allow clients to execute trades electronically without having to speak directly with a broker. Our clients continue to use our voice brokerage services for more complicated trades.

Where permitted by law, and where doing so will provide our clients with the most efficient execution available, we sometimes execute trades in listed derivatives internally—rather than through an exchange or OTC market—by matching one client’s order with another client’s offsetting order as an agent. While internal execution of listed derivatives is currently permitted only in a limited number of non-U.S. markets, we expect to expand our internal execution activities for these products once announced regulatory changes in the European markets take effect. Under the European Union’s Markets in Financial Instruments Directive, known as MiFID, beginning November 1, 2007, brokers will be permitted to internalize client orders in order to achieve best execution of client trades. This means that brokers will have to consider multiple factors when executing trades for clients, including price, cost, speed and the likelihood of execution and settlement. We believe this change will encourage internal execution in those European markets where it is already permitted and extend it to those where it currently is not permitted. Due to our deep liquidity in many European markets, we believe this change will enable us to increase our internal execution activities (including on a matched-principal basis) in Europe.

Matched-Principal Execution

We also provide execution services for various listed and OTC derivatives and cash products on a matched-principal basis. We execute orders on a matched-principal basis by entering into one side of a client trade and contemporaneously entering into an offsetting trade with another party as described below. As with agency-executed trades, matched-principal trades, once executed, are cleared as described below under “—Clearing”.

While current laws and regulations generally do not permit matched-principal execution in the U.S. listed markets, we believe that matched-principal execution will become more prevalent in European listed markets due to the implementation of MiFID, under which we will be permitted, beginning November 1, 2007, to internalize client orders, including by entering into offsetting trades ourselves, in order to achieve best execution. Most of our matched-principal execution occurs in OTC trading markets, such as metals, foreign exchange and fixed income securities, where trading occurs primarily on a principal-to-principal basis. In these markets, we execute our client’s order by taking the other side of the trade and then entering into an offsetting trade with a broker or other market participant. In those jurisdictions where internal execution is permitted by law, we may also execute a client’s order on a matched-principal basis internally, by entering into the offsetting trade with another client from our order flow.

When we execute a trade on a matched-principal basis, we interact with both sides of the trade and are able to charge a combined markup that usually exceeds the commission we would otherwise earn from one side only. Accordingly, matched-principal execution is more profitable to us per trade, and we intend to increase the portion of the trades we execute on that basis where circumstances permit, such as trades involving metals, foreign exchange products and fixed income securities and in European markets where internal execution on a matched-principal basis is permitted by law.

By entering into offsetting trades contemporaneously, we minimize our exposure to the risk that market prices might change before the trade is completed. Because of our significant order flow and the liquidity in our trading markets generally, we are usually able to find an appropriate offsetting trade relatively quickly, often within minutes and generally during the same trading day. These offsetting trades may differ from the client trades in some respects, such as duration or other terms, and thus, while we seek to offset most of the market risk associated with the client trades, we do not do so entirely. In addition to these matched-principal trades, we enter into principal transactions in order to hedge our corporate exposure to foreign currency and interest rate risk and to manage our liquid corporate assets, and these trades are not always fully offset by matching trades on the other side of the market. In general, however, except for corporate hedging and investment management transactions, we enter into transactions for our own account in response to client demand, to facilitate their trades, and not for directional purposes. As a result, our daily value-at-risk measure, as determined under our risk-management model, has traditionally been relatively low. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Value-At-Risk”.

Clearing

Derivatives trades executed on an exchange are generally cleared through a central clearinghouse. Those executed in the OTC markets, in contrast, have historically been cleared directly between the parties on a principal-to-principal basis, although this practice is changing. We provide clearing services in both of these situations, and our role in each is described briefly below. For a description of the clearing process generally, see “Our Industry—Execution and Clearing Process for Derivatives”.

We act as a clearing firm for clients that execute trades in futures and options on exchanges where we are approved as a clearing member. These include all major futures and options exchanges in the U.S. and European markets. On exchanges, trades are cleared through a central clearinghouse, which intermediates a trade by becoming a counterparty to both sides, but requires approved clearing members to act on behalf of the parties. When we act as a clearing firm, we are responsible for the performance of our client to the clearinghouse and are required to have our client maintain margin—liquid collateral—in its account with us at all times while the client has an open position with the clearinghouse. While the clearinghouse specifies the minimum level of margin required, we can and do set higher margin levels for our clients, as described below under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management—Credit Risk”. For futures trading, each day the clearinghouse marks to market the parties’ open positions on the executed trade and requires the clearing firms to make payments on the parties’ behalf as necessary to reflect any increase or decrease in the value of their open positions. We make and receive these payments to and from the clearinghouse on our clients’ behalf on a daily basis by debiting and crediting the appropriate client accounts with us. If any of these debits reduces the margin in a client’s account below the minimum level we specify, we require the client to post additional margin in its account through a process known as a margin call.

We may act as the clearing firm for clients that use us to execute their orders, as well as for clients that use other executing brokers or execute their orders directly on the exchange. In some cases, we act as the clearing firm for both parties to the trade.

In the OTC markets, in contrast, trades historically have been settled on a principal-to-principal basis—that is, the counterparties have posted collateral and settled any changes in their respective open positions directly with one another, without any clearinghouse or clearing firm acting as intermediary. As a result, we have traditionally not provided clearing services for OTC products. However, as these markets have evolved and many OTC contracts now have standardized terms, we and other market participants have begun to provide clearing services for a growing number of OTC derivative trades. In these trades, we may act as clearing firm for one or both of the parties, and a clearinghouse may or may not act as intermediary. If a clearinghouse is involved, our clearing services will be similar to those we provide when clearing listed trades. If no clearinghouse is involved, we will be responsible for our client’s performance directly to the other party or its clearing firm, and we will require our client to maintain margin, will mark its positions to market and will settle any differences with the other party or its clearing firm in a manner similar to that which applies when we clear listed trades. The principal difference between OTC and exchange clearing is that, if there is no clearinghouse involved and the other party has its own clearing firm, we will be exposed to the risk of default by the other clearing firm. Consequently, we limit our dealings with OTC clearing firms to those firms whose credit status we have evaluated and determined to be satisfactory.

We believe that client demand for clearing services for OTC derivatives trades is growing, and we intend to increase our clearing services in the OTC market, where margins are typically higher than margins in the listed markets.

Primary Products

We provide our clients with three primary types of products: exchange-traded derivatives, OTC derivatives and cash products. As described below, we classify all of the foreign currency products we provide our clients as cash products. We provide these services through dedicated broker teams focused on particular trading markets.

Set forth below is the estimated percentage of our revenues, net of interest and transaction-based expenses, derived from each of our products for fiscal 2007.

Estimated Net Revenues by Product*

*	The percentages shown in this diagram are only estimates and may not be indicative of the future mix of business. These percentages are based to a substantial extent on management’s estimated allocation of revenues, net of interest and transaction-based expenses.

Exchange-Traded Derivatives

We execute client trades in exchange-traded derivatives, both on an agency and, in some markets outside the United States, on a matched-principal basis, and then, if acting as a clearing broker, clear the orders for our clients and their counterparties. The principal trading markets for which we execute and clear exchange-traded derivatives include interest rate products, equities and commodities. The products that generate the largest trading volumes for us include futures and options linked to interest rates, equities, energy and metals. The principal exchanges on which we execute futures and options trades include the Chicago Board of Trade, the Chicago Mercantile Exchange and the New York Mercantile Exchange in the United States, Eurex, Euronext.Liffe, ICE Futures and London Metals Exchange in Europe and the Sydney Futures Exchange and Singapore Exchange in the Asia/Pacific region.

The table below sets forth several of the major derivatives exchanges in North America and Europe and two exchanges in the Asia-Pacific region and, for each exchange, provides our rankings for the three months ended March 31, 2007, based on information provided by the respective exchanges on a monthly basis.

Ranking for the Three Months Ended March 31, 2007(1)
Europe:
Eurex(2)	First(3)
Euronext.Liffe(4)	First(3)
ICE Futures	First(3)(5)/Third(5)(6)

North America:
Chicago Board of Trade(7)	First
Chicago Mercantile Exchange(7)	First
Commodity Exchange Inc., a division of New York Mercantile Exchange(6)	First
New York Mercantile Exchange(6)	First

Asia-Pacific(3):
Singapore Exchange Ltd.	Third
Sydney Futures Exchange	Fourth

(1)

Based upon quarterly rankings for the quarter ended March 31, 2007, except where no quarterly rankings were provided, in which case simple averages of monthly rankings for the three months ended March 31, 2007 were used.

(2)	Based upon interest rate derivatives only.
(3)	Based upon executed business, including executed and cleared business and executed-only business.
(4)	Based upon Euronext London, excluding Bclear (OTC equity derivative transactions).
(5)	Estimated based upon rankings for ICE Brent Crude Futures, ICE Gasoil Futures, ICE WTI Crude Futures products, which in aggregate represented 98% of all volume on ICE over the same period.
(6)	Based upon cleared business, including executed and cleared business and cleared-only business.
(7)	Non-member business only. Based upon executed business, including executed and cleared business and executed-only business.

Managing client and counterparty default risk is an essential part of our business. The two principal means by which we manage the default risks involved with listed products are clearinghouses and margin accounts. As described above, exchange-traded derivatives are typically cleared through a clearinghouse. Clearinghouses assume the default risk posed by each member broker to the other by guaranteeing the performance of each side of the trade, thereby eliminating any default risk that member brokers on each side of a trade would otherwise pose to one another. As a result, clearing trades through a clearinghouse enables us to eliminate the default risk posed by our member broker counterparties and limit our primary risk to that posed by a potential default by our own clients. Margin accounts are the principal means by which we manage this risk. Exchanges require clients to maintain minimum amounts of collateral in margin accounts to secure their performance obligations on their open positions. Consistent with our disciplined approach to risk-management, we monitor each client’s open positions and related risk of default closely and, where we believe it is appropriate, adjust our clients’ margin requirements above the minimum amounts set by the exchanges in an effort to ensure that each client’s collateral is sufficient, in our view, to support their open positions.

In addition to providing credit protection, the funds clients deposit with us as margin for their trading activities also provide us with an important source of revenue, as we are able to earn interest income on the cash balances in many of our clients’ margin accounts. We also earn interest income from providing custodial services and collateralized financing arrangements to our clients, including stock lending activities and resale and repurchase agreements. We maintain client custodial accounts and provide our clients with loans secured by the assets in their account. We earn interest income by charging our clients interest on the amount of financing we provide to them.

OTC Derivatives

We provide execution services on both an agency and a matched-principal basis for a wide array of OTC derivatives, including forwards, options, swaps and other derivative products, subject to applicable laws and regulations. We also have the capability to design OTC derivative products that can be tailored to meet our clients’ individual investment needs subject to applicable laws and regulations. For example, we were a prominent early provider of contracts for differences, which are OTC derivatives that are linked to a listed equity security or index to enable purchasers to establish long or short exposures to equity securities for which there is no existing listed futures market. Our design capabilities also extend to vanilla OTC swaps that replicate exchange-traded contracts, longer-dated swaps that enable clients to establish exposures beyond the settlement dates of typical exchange-traded derivatives and customized options with a variety of payout profiles. The principal OTC markets in which we execute derivatives trades include energy, other commodities and equities.

Cash Products

We execute and clear trades for a broad array of cash products, including listed equity securities, debt securities—i.e., non-derivative securities—and foreign exchange products on both an agency and a matched-principal basis. The cash product trades we execute involve (1) listed equities, (2) U.S. Treasury securities and corporate bonds traded in the OTC markets and (3) OTC foreign exchange contracts and spot transactions. We clear many of these products for our clients other than U.S. equities, which are cleared by Depository Trust & Clearing Corporation, and U.S. Treasuries which are cleared by The Fixed Income Clearing Corporation. The equity trades we execute principally involve stocks listed on major U.S. and European exchanges and, to a lesser extent, various exchanges in the Asia/Pacific region, including exchanges in Australia, Singapore and India. We primarily execute trades for U.S. Treasury securities and foreign exchange products in the major U.S. and European OTC markets.

Primary Trading Markets

We execute and clear our products in a number of markets. Our primary trading markets include interest rate products, equities, foreign exchange, energy, metals and agricultural or other commodities.

For fiscal 2007, we estimate that:

•	approximately 30% of our revenues, net of interest and transaction-based expenses, is attributable to equity-related products,

•	almost 30% of our revenues, net of interest and transaction-based expenses, is attributable to interest rate products,

•	approximately 10% of our revenues, net of interest and transaction-based expenses, is attributable to foreign exchange, and

•	the remainder of our revenues, net of interest and transaction-based expenses, is attributable to a mix of commodities, including metals, energy and agricultural and other.

These allocations are based to a substantial extent on management’s estimates and may not be indicative of our future mix of business.

Equity-Related Products

We provide execution and clearing services on an agency and, where permitted, matched-principal basis for both listed and OTC equity-linked derivatives and cash securities. Equity-linked derivatives and cash equity securities represent a large and growing market. Equity-linked derivatives include futures, options, contracts for differences and other derivatives whose underlying value is related to the price of one or more stocks, baskets of stock or stock indices. These derivatives may relate to domestic or foreign companies, funds, indices or other investment vehicles. Equity-linked derivatives and cash equity securities are actively traded both on exchanges and in the OTC markets. We principally trade equity-linked derivatives and cash equity securities on major exchanges and OTC markets in the United States and Europe, as well as certain exchanges in India, Singapore, Hong Kong and other markets in the Asia/Pacific region.

We also provide equity research, program trading and global direct market access facilities for our cash securities clients in Europe and India. Direct market access facilities enable clients—primarily institutions—to bypass a broker’s trading desk and access multiple trading venues directly, execute trades and then route the trade to us for clearing. This access enables these clients to access multiple liquidity pools, control the execution of their trades and reduce the brokerage commission for each trade.

We have leveraged the equity-linked derivative products that we have developed to increase the amount of liquidity and services we offer. For example, we believe that contracts for differences have become a preferred product among a large number of alternative asset managers in Europe, Australia and other regions. The significant amount of trading activity created by our clients that trade contracts for differences has enabled us to create and maintain a substantial pool of liquidity on the London Stock Exchange and other exchanges. In addition, we provide stock lending services, which has created an additional source of revenue.

Our primary clients for equity-linked derivatives and cash securities are institutions. They are serviced by our equity trade execution teams in London, Paris, New York, Chicago, Sydney, Mumbai and Singapore. Our acquisition of the Refco assets established our client base and presence in the Indian listed equities markets. The principal equities exchanges of which we are members include the NASDAQ, the London Stock Exchange, the National Stock Exchange of India and the Bombay Stock Exchange. The principal equity options exchanges of which we are members include the Chicago Board Options Exchange, Boston Options Exchange, Philadelphia Stock Exchange, American Stock Exchange, International Securities Exchange, Eurex, Euronext, Hong Kong Exchange, the National Stock Exchange of India and the Bombay Stock Exchange. Client demand for equity-linked derivatives and cash equity securities is driven by overall macroeconomic conditions and to a lesser extent by new methods that lower cost of execution.

Interest Rate Products

We provide execution and clearing services both with respect to listed and OTC interest rate securities. The interest rate derivatives and cash securities market is one of the largest markets in the world. The interest rate products we trade include futures, options and swaps related to interest rates as well as cash products such as U.S. Treasury securities. Interest rate products are the most commonly traded type of derivatives and are actively traded both on exchanges and in the OTC markets.

We also engage in interest rate prime brokerage to complement our position in other interest rate products. Prime brokerage is an industry term referring to specialized services provided by brokers to institutions as a bundled package. The services we provide include execution, clearing, client financing, securities lending and other administrative services. In addition, we offer these clients wholesale access to the cash, bond, repo and futures markets through an integrated online platform. The revenue we earn from prime brokerage activities consists of commissions for our services, interest income on client custodial accounts and markups from principal transactions.

Our principal clients for interest rate derivative products include institutions such as financial institutions, corporations, hedge funds and other asset managers and professional traders seeking either to make speculative investments or to hedge their exposure to interest rate fluctuations. Clients in interest rate cash products, such as U.S. Treasury securities, are typically seeking investments with significant liquidity and relatively lower risk. Client demand for—and trading volumes of—interest rate derivatives and cash products are related to movements in interest rates and the volatility of interest rates as well as other factors.

Our principal interest rate trading desks are located in London, Chicago, New York, Singapore, Paris and Sydney. We offer our clients around-the-clock access to the principal exchanges and OTC markets through which interest rate futures and other interest rate instruments are traded throughout the world, including the Chicago Board of Trade, the Chicago Mercantile Exchange, the Bourse de Montreal, Eurex, Euronext.Liffe and the SFE division of the Australian Stock Exchange.

Foreign Exchange

The global foreign exchange market is generally regarded as the largest and most liquid financial market in the world as measured by market volume. According to International Financial Services London, the estimated global average daily volume in April 2006 was $2.9 trillion. Most foreign exchange trades are conducted in the OTC markets. We provide foreign exchange brokerage services primarily on a matched-principal basis. When a client places an order, we enter into a transaction with our client and contemporaneously enter into an offsetting transaction with a third party, who is typically a dealer or market maker. By serving as the counterparty to each of the buyer and the seller in these transactions, we enable our client and their counterparty to trade on an anonymous basis.

We generate revenue by charging our client a mark up, or spread, over the amount we pay to the market maker on the other side of each foreign exchange transaction. While we conduct the majority (by value) of our foreign exchange trades over the telephone, we have experienced increasing client demand for trades to be conducted through online platforms, many of which are proprietary platforms operated by large financial institutions, as clients believe they provide greater price transparency and competitive pricing. To meet this demand, we have developed online foreign exchange trading platforms, which have experienced significant growth since their launch and service a growing number of our clients.

Our primary clients in the foreign exchange market are asset managers and mid-size banks seeking to enter into speculative or arbitrage transactions or to limit their exposure to currency fluctuations. Our clients are able to access our electronic foreign exchange execution and clearing platform, which we launched in early 2006. We believe our clients value the fact that we are not engaged, or affiliated with any entities that are engaged, in commercial banking activities as well as the anonymity we provide them when engaging in such trades. Client demand for foreign exchange derivatives is driven by relative fluctuations in currency values and price volatility, among other factors. Our foreign exchange trade execution teams are located primarily in New York, London, Sydney and Singapore. The trading markets for foreign exchange instruments include the interbank market worldwide.

Metals

Derivative contracts for metals include futures, options, forward sale agreements and other types of instruments for both precious and non-precious metals. Metal derivatives are traded both on exchanges and in the OTC markets. MF Global is one of 11 designated “ring dealing” members of the world’s largest metals exchange, the London Metal Exchange, which enables us to offer our clients special trading access and other rights on the London Metal Exchange, and is a member of the Commodity Exchange Inc., a division of the New York Mercantile Exchange. In this market, we provide execution and clearing services and contract administration for certain futures, options and OTC products. We also work with our clients to develop risk-management and trading strategies and offer our clients extensive market research materials.

Our primary clients for metal derivatives include a wide range of producers, consumers, manufacturers and dealers who buy and sell physical metal products they need to operate their businesses as well as asset managers seeking to take on price risk. Client demand for metal derivatives contracts is driven by market volatility, consumption levels and supply, among other factors. These traders typically elect for financial settlement of their trades. Our metals trade execution teams are located principally in New York and London.

Energy

The energy derivatives market has grown significantly in recent years. Derivative contracts for energy commodities include numerous types of arrangements, such as futures, options and forward sale agreements, for a wide array of energy products, including crude oil, natural gas, heating oil, gasoline, propane, electricity and other energy commodities. These derivatives are traded both on exchanges and in the OTC markets. We have a leading market position in exchange-listed and OTC-traded energy derivatives. We have consistently been ranked as the leading provider by volume of clearing and execution services on both the New York Mercantile Exchange and ICE Futures, and we have augmented our U.S. exchange-traded natural gas futures business with a New York-based OTC desk.

Our primary clients for energy derivatives include oil companies, refineries and other enterprises seeking to ensure prices of various energy commodities they need to operate their businesses as well as asset managers seeking to enter into speculative or arbitrage transactions. Client demand for energy derivatives is driven by fluctuations or volatility in energy commodities prices and levels of energy consumption, growth in online market access, demand for corporate hedging and the growth in the asset management industry, among other factors. Like many other types of derivatives, energy derivatives may be settled by physical delivery or financial settlement. Clients elect physical or financial settlement depending upon their underlying purpose. Our energy trade execution teams are located principally in New York and London. The leading energy exchanges and OTC markets include the IntercontinentalExchange, the New York Mercantile Exchange and ICE Futures.

Agricultural Commodities and Other

We offer our clients access to a number of agricultural commodities markets such as the grain futures and options markets in the United States and the tropical commodities markets listed in the United States and the United Kingdom. We provide our clients clearing, execution and a number of other services to meet their risk-management needs. We generate revenue by charging a commission for each of these services. In addition, we offer structured OTC products on a matched-principal basis that are customized to satisfy individual client needs. Our primary clients include producers, consumers, dealers and asset managers.

Primary Geographic Regions

We execute trades for clients located in three principal geographic regions: Europe, North America and the Asia/Pacific region. Our operations in each region are organized to service the institutions, hedge funds and other asset managers, professional traders and private clients located in that region. In most regions in which we operate, we execute trades involving a wide range of products on a number of trading markets. Our acquisition of the Refco assets enhanced our presence in North America by strengthening our U.S. operations and establishing a presence in Canada. In addition, the acquisition established our presence in India and enhanced our presence in Singapore and Taiwan. There are a number of countries in which we do not currently maintain offices but conduct a significant amount of business. For example, based on information gathered by our management with respect to participants in that industry, we believe that, despite the fact that we do not have an office in China, we are a leading provider of financial risk-management products to the Chinese metals industry. We service these clients though our offices in London, Hong Kong and Sydney.

Because the central aim of our integrated business model is to provide each of our clients brokerage services that encompass any and all combinations of our products and trading markets, we seek to develop our business in each geographic region by providing local clients access to global markets and providing global clients access to the local markets. For example, we are focused on increasing the number of clients in the Asia/Pacific region— for whom we can execute and clear trades in Europe or North America as well as the Asia/Pacific region—and providing our clients in Europe and North America with increased access to the exchanges in the Asia/Pacific region.

Set forth below is the percentage of our revenues, net of interest and transaction-based expenses, derived from each of these geographic regions for fiscal 2007.

Net Revenues by Geographic Region*

*	The percentages shown in this diagram are based on financial information presented in the notes to our combined financial statements included elsewhere in this prospectus. These percentages may not be indicative of our future mix of business.
**	Represents primarily the Asia/Pacific region.

Primary Clients

As our business has expanded into new trading markets, we have broadened our client base both through internal development of execution and clearing services targeted at different clients and through acquisitions. We do not manage our business according to specific types of clients, but rather regard our client base as a whole that enables us to provide access to derivatives and cash products for all types of clients and potential clients. We believe that receiving order flow from a diverse client base helps us provide efficient execution across a broad range of products, trading markets and regions. We currently provide service to over 130,000 client accounts that have been active in the last 12 months, including a diverse group of institutions, hedge funds and other asset managers, professional traders and private clients worldwide.

For fiscal 2007, we estimate that approximately 40% of our revenues, net of interest and transaction-based expenses, is attributable to institutions, approximately 20% is attributable to hedge funds and other asset managers, and approximately 20% is attributable to private clients, with the remainder attributable to a mix of professional traders and other clients. These allocations are based to a substantial extent on management’s estimates and may not be indicative of our future mix of business.

Institutions

Institutions include large financial institutions, broker dealers and corporations. This client group has grown in recent years, driven, in part, by an increase in the number of corporate clients we service as they have increased their focus on risk-management.

Hedge Funds and Other Asset Managers

Asset managers include managers of large mutual funds, commodity trading advisors and other investment advisors, and hedge funds include an array of specialist alternative investment companies. The number and influence of hedge funds and other asset managers in the derivatives and cash brokerage industry have increased significantly in recent years, and these clients comprise an important portion of our client base. Our asset manager client bases includes large mutual funds in the United States and Europe, and our hedge fund client base includes many of the largest hedge funds, as well as a number of growing funds, throughout the world. Our most significant asset manager client has historically been Man Investments, as we provide execution and clearing services for a number of investment products that are managed by Man Investments’ in-house futures management program. For fiscal 2007, investment products managed by Man Investments accounted for 2.8% of our revenues, net of interest and transaction-based expenses. We also provide brokerage services for several investment products managed by entities that are partially owned by Man Group, which accounted for approximately 1.1% of our revenues, net of interest and transaction-based expenses, for fiscal 2007. For a discussion of our relationship with Man Investments see “Certain Relationships and Related Transactions”. We believe that asset managers and hedge funds will be a significant force in driving demand for increasingly sophisticated risk-management products.

Professional Traders

Individual professional traders are either local floor traders or professional electronic traders. Local floor traders are individual members of derivatives exchanges who trade for their own account on the floors of exchanges. Professional electronic traders are individual clients trading electronically from dedicated facilities built to service their needs. Locals serve an important role in the market as liquidity providers for the exchanges of which they are members by providing order flow and adding liquidity to the markets. As floor-based trading migrates to electronic platforms, local traders have also tended to transition to the use of electronic platforms. Professional traders are typically high volume clients who require an operating platform that provides them rapid execution at a low cost. We have strong relationships with a number of local trading groups on the Chicago and New York exchanges. We believe we play a leading role in providing professional traders in Europe, North America and the Asia/Pacific region with online access to equities, interest rates, commodities and foreign exchange markets around the world. We believe that professionals will play an increasingly meaningful role in the future as trading markets become increasingly automated. Locals are well suited to the development of off-the-floor trading locations, which provide them with direct access to electronic markets and enable us to continue to benefit from the order flow and commissions they generate.

Private Clients

Private clients are typically experienced individual investors. Through a series of acquisitions—most notably, the Refco assets acquisition—and internal initiatives, we have recently developed a significant private client business, holding approximately $4.4 billion in funds March 31, 2007. We have significant private client teams in North America, Europe and Asia—a truly global footprint to meet our clients’ needs. Some of our private client business is generated through a network of introducing brokers who direct futures and options order flows from the private client segment to MF Global for execution and clearing. See “—Sales, Marketing and Branding”. We operate a number of well recognized brand names that serve private clients, including Fox, Lind-Waldock and others in the United States and GNI and UnionCal in London.

Electronic Trading Platforms

We provide clients with market access through multiple online trading platforms. These platforms include MTrade, MTrade FX, MTrade ep, MTrade Securities, MTrade CFD, GNI touch, MTrade Pro, Man FX Click, Man FX Clear and Man Dealing Room. Our MTrade and MTrade ep online trading platforms provide clients access to the U.S. futures markets, whether electronically or by open outcry, from any location where they are able to access the internet. Our MTrade, MTrade Pro, MTrade CFD and GNI touch online trading platforms enable our clients to enter into complex options and equities transactions online and manage multiple accounts with one user identification. Our clients also have access to multiple online trading platforms for foreign exchange, through MTrade FX, Man FX Click, Man FX Clear and Man Dealing Room. A number of these deliver web-enabled account opening and access to client statements detailing positions, funds and margin requirements. For clients who choose not to use our online trading platforms, we support all major third-party order entry systems independently contracted by clients.

Sales, Marketing and Branding

Our sales and marketing strategy is designed to expand relationships with existing clients by providing value-added products and services, as well as to attract new clients, including those in trading markets and geographic areas where we see potential to enhance our presence and brand awareness.

We conduct our sales and marketing through three primary distribution channels: our employee brokers, introducing brokers and online platforms. Our employee brokers conduct the majority of our sales and marketing activities. They are primarily responsible for attracting new—and maintaining existing—clients, determining what products meet those clients’ risk-management needs and providing the services those clients request. We also employ a large number of sales professionals, most of whom are former brokers and traders with extensive experience within the derivatives trading community, to market to private clients. Since our business is highly regulated, we employ brokers and sales professionals who understand the regulatory requirements relevant to marketing in this field and who are appropriately licensed as required by applicable laws. We also obtain clients through relationships with introducing brokers, who are individuals or organizations that have relationships with various private client, professional or institutional clients of their own. Introducing brokers provide all the typical functions of a broker, except they do not accept money, securities or property of a client. Introducing brokers direct orders made by their clients to us for execution and clearing. In addition to employee brokers and introducing brokers, we also seek to attract new clients through online promotion, either via our website, third-party websites or e-mail.

We recently introduced our new brand name, MF Global. In connection with the initial public offering of our common shares, we officially renamed our business MF Global and began marketing our business under this new name. In connection with our branding initiative, we have created and filled a new position of Chief Marketing Officer. Our rebranding initiative extends to all of our subsidiaries and services that use the Man name.

Investment in USFE

In October 2006, Man Group acquired a controlling interest in the United States Futures Exchange (USFE), a Chicago-based electronic futures exchange, which was formerly known as Eurex US. Prior to the Separation, we held a 1.8% ownership interest in USFE through our 23.9% interest in Exchange Place Holdings L.P. In connection with the Reorganization and Separation transactions, Man Group transferred to us a direct economic interest of 46.1% in USFE, and Man Group retained an ownership interest of approximately 17%. Eurex AG holds approximately 28% and other shareholders hold the remaining ownership interest. Deutsche Börse Systems continues to operate the trading platform and the corresponding communications network, and The Clearing Corporation continues to provide clearing services to USFE. USFE has agreed not to list for trading certain products listed on Eurex Frankfurt or Eurex Zurich and based on European issuers, currencies or indices. We expect to enter into an agreement with Man Group providing, among other things, that if we reduce our ownership position in USFE to bring in investors who can benefit USFE, Man Group will also reduce its ownership position proportionately.

USFE’s strategy is to develop an array of innovative listed derivative products that are tailored to meet the investment needs of private clients, hedge funds and other asset managers and institutions. USFE intends to market its products through global distribution arrangements. USFE’s new products are expected to include index products, retail-oriented contracts (including foreign exchange and options contracts) and products attractive to hedge-fund clients and other clients. The first of these new products are binary event futures contracts that USFE launched in April 2007. These contracts, which have been self-certified to the Commodity Futures Trading

Commission, trade based on the outcome of specific, legally defined business or financial events. In addition, USFE and International Securities Exchange Holdings Inc. recently established a multi-year strategic marketing alliance to co-market several new cash-settled futures contracts based on International Securities Exchange’s proprietary indices. USFE currently plans to begin introducing the first of these new products for trading in the third quarter of 2007. USFE also recently announced an agreement with Morningstar, Inc. to offer futures contracts on Morningstar’s 15 style- and capitalization-based indices as well as its broad market index. USFE currently operates at a loss and is expected to do so for the near term.

We do not expect to compete with exchanges for existing listed products. Our relationship with USFE complements our membership in other regulated exchanges around the world. We are committed to all the exchanges on which we operate and often rely upon the liquidity they provide to assist us in executing our clients’ trades.

Competition

The derivatives and cash brokerage industry is highly fragmented and competitive, and we expect that competition will intensify in the future. We compete for clients on the basis of breadth of product and market offerings and the speed and quality (as well as the price) of execution. Our ability to compete is driven by the breadth of products, trading markets and liquidity we provide and regions in which we are active.

We compete with hundreds of brokers in the U.S. and throughout the world in one or more trading markets. Although no one competitor operates in all of our trading markets, two brokers (The Fimat Group and Calyon Financial) compete in many of our trading markets, and both firms are subsidiaries of large, well capitalized financial institutions with global operations (Société Générale and Calyon, respectively). These two firms announced in January 2007 that they are engaged in exclusive discussions regarding a possible merger. In addition, affiliates of the largest commercial and investment banks, including Citi, Goldman Sachs, JPMorgan, Merrill Lynch, Morgan Stanley, and UBS compete with us in key areas such as clearing services, which is a significant source of our revenue. We also compete with a large number of independent brokerage firms, such as R.J. O’Brien, as well as regional brokers in particular markets around the world.

We also face increasing competition from numerous domestic and foreign exchanges. As major exchanges have merged, formed global alliances, embraced electronic trading and transformed themselves from member-owned to publicly traded, profit-driven enterprises, they have often aggressively sought to build trading volume by offering clients access to their trading facilities. In some cases, this has led to disintermediation of passive brokers, where clients bypass passive brokers and execute their trades online, and price-compression, where passive brokers have had to reduce their execution fees as volumes have increased. This trend has also led to exchanges expanding their clearing services for a wider range of products.

We believe that these developments provide opportunities for brokers like MF Global that can offer their clients more value-added services than the exchanges or other market participants do. We offer our clients efficient access to more products, trading markets and regions than many of our competitors, coupled with deep internal liquidity in many of our markets. Moreover, because we provide both execution and clearing services, we are less vulnerable to competitive pressures affecting the market for execution services alone. As a result, we believe we are well positioned to withstand the pressures of disintermediation and price-compression in our industry.

Equally important, we believe that the competitive pressures in our industry today present significant growth opportunities, as we believe they are helping to push trading volumes higher over time and are promoting consolidation within the highly fragmented brokerage industry. We believe that, because of our competitive strengths, we can benefit from growing trading volumes and can gain market share from brokers that do not offer clients the value-added services we do. In particular, as exchange trading volumes rise, so will demand for clearing services, and while the exchanges provide clearing through their clearinghouses, the latter require intermediation from approved clearing member firms. As a result, we believe that rising trading volumes on exchanges can lead to rising revenues for clearing firms and, in turn, to rising revenue from execution services that can be offered together with clearing services. On balance, we regard the consolidation and expansion of the major exchanges in our trading markets as a favorable trend, and that their success will contribute to ours.

Risk Management

We believe that effective risk management is critical to the success of our business. Consequently, we devote significant resources (including investments in employees and technology) to the measurement, analysis and management of risk. We employ 125 professionals in our compliance, risk-management and credit risk operations worldwide.

We have established a robust, globally integrated risk-management infrastructure to monitor, evaluate and manage the principal risks we assume in conducting our business around the world. While Man Group has historically provided us with corporate-level oversight of our global risk-management operations, following the initial public offering of our common shares, we intend to manage our global risk-management activities on a stand-alone basis with our own personnel. Pursuant to a transitional risk services agreement with Man Group, Man Group has agreed to provide us with a license to use of a copy of the global risk-management systems and processes that will enable us, among other things, to calculate our economic capital, conduct stress-testing of our business, prepare reports supporting documentation requirements, prepare annual liquidity scenarios and test our liquidity contingency plan. For a discussion of the group risk services agreement, see “Certain Relationships and Related Transactions—Group Risk Services Agreement”.

As part of this transition, we employ a dedicated Chief Risk Officer who is responsible for overseeing all aspects of our risk-management infrastructure and who reports directly to our Chief Operating Officer and Deputy CEO. On a day to day basis, he manages and oversees specialist teams that continuously monitor our risk exposures around the world. These teams communicate their findings to him and to local decision-making bodies to allow us to react rapidly to address any developing risks. The Chief Risk Officer is responsible for preparing periodic global risk reports that are presented to our Global Risk Committee, which in turn reports to our Audit Committee. These reporting measures are designed to ensure that various levels of management communicate with one another regarding the evolving risks affecting our business. In addition, each business manager is required to measure and submit reports periodically to the Chief Risk Officer, who in turn reports to the Global Risk Committee, regarding its Key Risk Indicators, in a mandatory format that covers a wide range of comparative measurements, including settlement and bank account reconciliation items, error accounts and failed trades, brokerage receivables, margin calls, credit limits, personnel turnover, client complaints and infrastructure interruptions. The Key Risk Indicator reporting process, together with our other reporting processes, are designed to enable us to assess the levels of risk present throughout our operating environment on a real-time basis and to take any necessary remedial action in a timely manner.

For a description of the primary types of risks we face in conducting our global operations as well as the ways we attempt to manage their impact on our business, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Risk Management”.

Technology Systems and Business Continuity

We operate our business using one platform, which consists of a series of integrated platforms, that enables us to offer our products across an array of trading markets to clients located around the world. This platform employs several principal trade processing systems, each with multiple points of access. In regions of the world other than North America, we process trades using a platform developed by Rolfe & Nolan, while within North America we use the GMI system developed by SunGard. Automated connectivity between the core segments of our processing platform enables us to execute and clear cross-border client trades on a global basis both directly and through omnibus accounts maintained between our main operating subsidiaries. In each case, we have long-term licensing agreements for the continued use of these industry-leading technologies, which enables us to run our operations effectively without having to incur costs to develop proprietary technology. We also employ complementary systems in other products such as cash securities. We have fully integrated our businesses into our single platform configuration, achieving substantial cost synergies by combining expanded business flows into a single controlled environment.

The security and integrity of our processing and other support systems is of paramount importance to our business. Through a comprehensive business continuity planning process, we ensure that all of our business-critical systems are replicated at remote back-up locations, and are regularly tested. In the event of a disaster affecting one or more of our business locations, all processes can be instantly re-directed to a fully-tested alternative location without interrupting our ability to service our clients, which should mitigate the impact of any disaster on our operations.

Regulation and Exchange Memberships

We have a long history of operating in a highly regulated industry. Our business activities are extensively regulated by a number of U.S. and foreign regulatory agencies and exchanges. These regulatory bodies and exchanges are charged with protecting investors by imposing requirements relating typically to capital adequacy, licensing of personnel, conduct of business, protection of client assets, record-keeping, trade-reporting and other matters. They have broad powers to monitor compliance and punish non-compliance with their rules. If we fail to comply with applicable regulations, we may be subject to censure, fines, cease-and-desist orders, suspension of our business, removal of personnel, civil litigation, revocation of operating licenses or other sanctions. Furthermore, new regulations, changes in current regulations as well as changes in the interpretation or enforcement of existing laws or rules in the United Kingdom, United States or elsewhere, may affect our business and operations and the policies and procedures we follow.

Minimum capital requirements are a significant part of the regulatory framework in which we operate. We are subject to stringent minimum capital requirements in the United States, the United Kingdom and several other jurisdictions. These rules which specify the minimum amounts of capital that we must have available to support our clients’ open trading positions, including the amount of assets we must maintain in relatively liquid form, are designed to measure general financial integrity and liquidity. For more discussion about our approach to the minimum capital regulatory requirements we are subject to refer to “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Compliance with minimum capital requirements may limit our operations if we cannot maintain the required levels of capital. Moreover, any change in these rules or the imposition of new rules affecting the scope, coverage, calculation or amount of capital we are required to maintain could restrict our ability to operate our business and adversely affect our operations. We currently maintain regulatory capital in excess of all applicable requirements.

From time to time, we receive inquiries or requests from our regulators (for example, the Commodity Futures Trading Commission or the Financial Services Authority) which require us to undertake compliance reviews and/or remedial action with respect to our policies and procedures. For example, the Financial Services Authority had a regularly scheduled risk assessment visit in 2006. Following that visit, the Financial Services Authority required our U.K. companies to perform a review of their anti-money laundering compliance procedures and the steps that they are taking to ensure compliance with new regulatory developments. The Financial Services Authority also used a statutory power (contained in Section 166 of the U.K.’s Financial Services and Markets Act 2000) to compel our U.K. companies to appoint a suitably qualified third party (which they have appointed) to review their anti-money laundering systems and controls and to provide a report to the Financial Services Authority, which was provided in May 2007.

The principal geographic regions in which we operate and the primary regulators, self-regulatory organizations and exchanges that have supervisory authority over us in those regions include:

Country/Region	Principal Regulators and Self-Regulatory Organizations	Principal Exchanges and Clearinghouses

United States	Commodity Futures Trading Commission Securities and Exchange Commission National Association of Securities Dealers National Futures Association

Chicago Board of Trade

Chicago Mercantile Exchange

New York Mercantile Exchange

IntercontinentalExchange/New York Board of Trade

International Securities Exchange

Chicago Board Options Exchange

Depository Trust & Clearing Corporation

Options Clearing Corporation

American Stock Exchange

Boston Options Exchange

Europe	Financial Services Authority Autorité des Marchés Financiers Bundesbank and German Financial Supervisory Authority The Committee of European Securities Regulators	Eurex Euronext.liffe ICE Futures London Metal Exchange London Stock Exchange LCH.Clearnet

India	Forward Markets Commission Securities and Exchange Board of India	Multi Commodity Exchange National Commodity & Derivatives Exchange National Stock Exchange Bombay Stock Exchange

Singapore	Monetary Authority of Singapore	Singapore Exchange Ltd.

Australia	Australian Securities & Investments Commission	Sydney Futures Exchange/Australian Securities Exchange

Canada	Investment Dealers Association	Bourse de Montréal Toronto Stock Exchange Winnipeg Commodity Exchange

Hong Kong	Securities and Futures Commission	Hong Kong Futures Exchange

Taiwan	Securities and Futures Bureau	Taiwan Futures Exchange

U.A.E. (Dubai)	Dubai Financial Services Authority Emirates Securities and Commodities Authority Dubai Multi Commodities Centre	Dubai Gold & Commodities Exchange

North America:  In the United States, our regulators are the Commodity Futures Trading Commission, the National Futures Association, the SEC, the NASD and the Depository Trust and Clearing Corporation. Our designated self-regulatory organization is the Chicago Mercantile Exchange. We are a member of Chicago Board of Trade, Chicago Mercantile Exchange, New York Mercantile Exchange, ICE Futures, IntercontinentalExchange/New York Board of Trade, Chicago Board Options Exchange, Depository Trust and Clearing Corporation, Options Clearing Corporation, American Stock Exchange and Boston Options Exchange. In Canada, we are regulated by the Investment Dealers Association, and are a member of the Bourse de Montreal, the Toronto Stock Exchange and the Winnipeg Commodity Exchange.

Europe:  In the United Kingdom, our primary regulator is the Financial Services Authority. In France, our primary regulator is the Autorité des Marchés Financiers. We are a member of Eurex, Euronext.Liffe (and U.S. exchanges), the London Metal Exchange, the London Stock Exchange and LCH.Clearnet.

Asia/Pacific:  In Singapore, our primary regulator is the Monetary Authority of Singapore and we are a member of the Singapore Exchange. In Hong Kong, our primary regulator is the Securities and Futures Commission and some of our subsidiaries there are members of the Hong Kong Futures Exchange. In India, our primary regulators are the Securities and Exchange Board of India and the Forward Markets Commission. Our subsidiaries in India are members of the National Stock Exchange, National Commodity & Derivative Exchange, the Multi Commodity Exchange of India and the Bombay Stock Exchange. In Australia, our primary regulator is the Australian Securities and Investment Commission and we are a member of the Sydney Futures Exchange and the Australian Securities Exchange. In Taiwan, we maintain a branch of our Singapore company, which is regulated by the Securities and Futures Bureau and is a member of the Taiwan Futures Exchange.

In addition to those rules and regulations that are imposed by the various regulators, self-regulatory organizations and exchanges, the U.S. federal and state governments as well as non-U.S. governments have imposed a number of other regulations with which we must comply, including:

USA PATRIOT Act—Anti-Money Laundering Laws

The USA PATRIOT Act of 2001, or the PATRIOT Act, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations applicable to broker-dealers and other financial services companies. The PATRIOT Act seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism or money laundering. Anti-money laundering laws outside of the United States contain similar provisions. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with the provisions of the PATRIOT Act and other anti-money laundering laws. However, in the United Kingdom, as discussed above, we are in the process of undergoing a third-party review of our anti-money laundering procedures and controls as mandated by the Financial Services Authority.

U.S. Office of Foreign Assets Control

Under the Office of Foreign Assets Control regulations, all U.S. individuals and businesses are prohibited from engaging in any kind of transaction with persons, groups or entities designated as terrorists or as their supporters or associates. A list of Specially Designated Nationals consisting of “drug kingpins”, terrorists and others considered a danger to the United States, is maintained by the Treasury Department’s Office of Foreign Assets Control. Known as the “OFAC List”, it contains over 5,000 names and is updated often. No individual or business in the United States, or the foreign subsidiaries of U.S. companies, may conduct any kind of business with anyone on the OFAC List, and companies are expected to keep track of all changes to this list. Penalties for violations of these rules can be severe, including having the violator’s assets frozen or forfeited and up to $500,000 in fines. Although we have established policies and procedures in an attempt to comply with these requirements, there can be no assurance that, upon review, regulatory authorities will find that we are in compliance with these requirements.

Information Privacy Laws

U.S. federal and state laws and regulations require financial institutions to protect the security and confidentiality of consumer information and to notify consumers about their policies and practices relating to their collection and disclosure of consumer information as well as their policies to protect the security and confidentiality of that information. Europe has also imposed strict regulations regarding the collection and use of information. The European Union’s Data Protection Directive establishes a series of privacy requirements that European Union member states are obliged to enact in their national legislation. European countries that are not European Union member states have similar privacy requirements in their national laws. These requirements generally require all businesses to provide notice to and obtain the consent of individuals prior to using their personal information and restrict the transfer of such information. We believe that we have implemented, and that we maintain, appropriate internal practices, procedures and controls to enable us to comply with these laws and regulations related to the privacy of consumer information.

Legal Proceedings

Set forth below is a description of material litigations to which we are a party. Although there can be no assurance as to the ultimate outcome, we believe we have a meritorious legal position in the matters described below. We cannot predict the outcome of any of these claims, and an adverse resolution of any of these matters could have a material adverse effect on our reputation, business, financial condition and/or operating results.

Philadelphia Alternative Asset Fund

On May 8, 2006, the plaintiff, a court-appointed receiver for a hedge fund, Philadelphia Alternative Asset Fund Ltd. (“PAAF”), and its fund manager and commodity pool operator, Philadelphia Alternative Asset Management Co., LLC (“PAAMCo”), commenced suit against Man Financial Inc, our U.S. operating subsidiary, and seven of our employees in connection with a Commodity Futures Trading Commission-imposed shutdown of PAAMCo. PAAMCo and its principal, Paul Eustace (“Eustace”), allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF’s net asset value, and failing to disclose trading losses suffered in a subaccount maintained by us for PAAF. The complaint asserts various claims in connection with our opening and maintenance of a clearing and execution account for PAAF, which allegedly sustained substantial trading losses from January to June 2005. We and our employees are alleged to have, among other things, (a) inappropriately accepted Eustace’s signatures in opening the PAAF account and subaccounts; (b) provided PAAF with monthly statements for each of its trading accounts, but followed Eustace’s instructions as to whom internet access to PAAF account information should be given and, in doing so, did not give PAAF’s Cayman Islands administrator internet access to information for one of the subaccounts; (c) concealed one PAAF subaccount from a PAAMCo director and employee; (d) effected Eustace’s instructions to transfer open futures and options positions between PAAF’s subaccounts; (e) at Eustace’s instruction, sent an e-mail to a potential investor advising of PAAF’s net asset value, which allegedly was false; (f) failed properly to monitor and evaluate the trading risks in the PAAF account; (g) committed trading errors in connection with the liquidation of the PAAF subaccounts; and (h) failed to supervise our employees. The receiver, in his complaint, alleges among other things, negligence, common law fraud, violations of the Racketeer Influenced Corrupt Organizations Act (RICO), violations of the Commodity Exchange Act and aiding and abetting fraud. We, and our employees, have denied all material allegations of the complaint. Although the complaint does not quantify the exact amount of damages sought, the amount claimed is estimated to be approximately $175 million (with the plaintiff claiming that these damages should be tripled under RICO). We have, in turn, brought third-party actions against the directors of PAAF, an employee and the chairman of the board of the trading advisor to PAAF and UBS Fund Services (Cayman) Ltd., the administrator of PAAF, claiming negligence and requesting indemnification and contribution. The court-appointed receiver in this matter has, by judicial order, been replaced by a newly appointed “receiver ad litem” (solely for purposes of this litigation) because of a conflict of interest on the part of the original receiver. Motions for summary judgment were filed in July 2007 and a trial is scheduled to begin no earlier than in November 2007. In July 2007, the receiver ad litem dismissed all claims against six of our employees, and filed a Second Amended Complaint against Man Financial Inc., one employee, and UBS Fund Services (Cayman) Ltd., an affiliate of UBS Investment Bank, one of the underwriters of the MF Global common shares. The allegations against us are substantially similar as those in the initial complaint. Man Group has agreed to indemnify us for all costs, expenses and liabilities we may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts or circumstances which give rise to that claim for amounts in excess of $50 million, after giving effect to any insurance proceeds we receive. Although Man Group has agreed to indemnify us, we cannot assure you that, in the event of an adverse judgment, our reputation, business, financial condition and/or operating results will not be adversely affected. For a discussion of our indemnity agreement with Man Group, and the conditions to which the indemnity is subject, see “Certain Relationships and Related Transactions—PAAF Indemnity”. The Commodity Futures Trading Commission has been conducting an investigation of us relating to the PAAF matter, and we believe that the Commodity Futures Trading Commission may seek to cite and fine us.

Cargill

On June 30, 2006, we filed a suit against Cargill, Incorporated and certain of its controlled affiliates, or Cargill, in the Circuit Court of Cook County, Illinois alleging breach of an exclusivity agreement pursuant to which Cargill was to use our clearing and other services for all commodity futures and options transactions for a period of five years. The exclusivity agreement was originally entered into between Cargill and Refco Group Ltd. LLC and later transferred to us in the Refco bankruptcy proceedings. We are seeking specific performance and/or money damages from Cargill for breach of the exclusivity agreement. Cargill has counterclaimed that we converted $66.0 million of its funds, which we withheld from Cargill as estimated damages for Cargill’s alleged prior breach of the exclusivity agreement, as well as approximately $500,000 of allegedly misapplied funds.

We entered into a settlement agreement with Cargill on March 30, 2007 pursuant to which we received a $28 million payment, and all proceedings in connection with this matter were dismissed with prejudice on April 30, 2007.

Conservative Concepts Portfolio Management GmbH (“CCPM”) Related Arbitrations

In or about October 2003, we uncovered an apparent fraudulent scheme conducted by third parties unrelated to us that may have victimized a number of our clients. CCPM, a German Introducing Broker, introduced to us all the clients that may have been victimized. An agent or employee of CCPM, Michael Woertche (and his confederates), apparently engaged in a Ponzi scheme in which allegedly unauthorized transfers from accounts maintained at our firm were utilized to siphon money out of these accounts, on some occasions shortly after they were established. We are currently involved in two arbitration proceedings relating to CCPM introduced accounts. The first arbitration involves claims made by Fairfield Capital Partners, Inc. and Alan Glassman before a National Futures Association panel. The second arbitration involves claims made by four claimants before a NASD panel. The claims in both arbitrations are based on allegations that we and an employee assisted CCPM in engaging in unauthorized transfers from, and trades into, accounts maintained by us. Damages sought in the NFA arbitration proceeding are approximately $1.8 million in compensatory damages, unspecified punitive damages and attorneys’ fees in addition to the rescission of certain deposit agreements. Damages sought in the NASD proceeding are approximately $4 million in compensatory damages and $12 million in punitive damages. The cases are in their discovery phase and hearings are scheduled for early fall 2007.

Midland Euro Cases

The key contentions in a bankruptcy proceeding and a class action proceeding are that Midland Euro Exchange, Inc. (“MEE”), Midland Euro, Inc. and their principals, Moshe and Zvi Leichner, ran a Ponzi scheme, promising high returns on foreign exchange trades, and that we (and others) aided and abetted the “scheme”. In the bankruptcy proceeding, the trustee alleges that in the one year period preceding the bankruptcy petitions, we made voidable transfers to ourselves from the MEE accounts in the amount of not less than approximately $1.8 million. In the class action complaint, the plaintiffs allege that we, together with MEE’s accountants and its London bank, are liable for $90 million of losses which investors suffered as a result of violations of state common and statutory law and federal RICO claims. Punitive damages and treble damages under RICO are sought. Dispositive motions have been filed. We have reached a tentative settlement with plaintiffs in the class action suit, subject to documentation and court approval, in which we have agreed to pay plaintiffs $4.1 million. We have also reached a tentative settlement with the bankruptcy trustee, subject to documentation and court approval, in which we have agreed to pay the trustee $100,000. We have a reserve established in the amount of $4.1 million as of March 31, 2007 in respect of this matter.

Refco LLC Exchange Seats

As referenced above, we acquired certain assets of Refco Inc. and its affiliates (collectively, “Refco”) pursuant to an Acquisition Agreement between Refco and us. As part of that transaction, we acquired certain seats and shares held by Refco LLC in the Chicago Mercantile Exchange and the Chicago Board of Trade (the “Shares”). On or about March 3, 2006, counsel to the Chapter 7 bankruptcy trustee of Refco LLC (the “trustee”) notified us of the trustee’s position that the Shares were not, in fact, assets that should have been transferred to us under the Acquisition Agreement and that, as a result, we are liable to Refco LLC for the value of the Shares, asserted to be approximately $57 million at the date of closing under the Acquisition Agreement. To date, no legal proceeding has been commenced.

Parabola and Aria

Parabola and Aria (off-shore shell investment company vehicles for an active day trader) have made various different claims about execution-only accounts that were active in our London office between July 2001 and February 2002. In December 2006, a claim was filed in the Commercial Court in London against us and one of our brokers alleging negligent misrepresentation and breach of fiduciary duty. The claimants seek £3.7 million (approximately $6.4 million) in damages and speculative claims of up to an additional £9 million (approximately $15.6 million). As the matter is in its preliminary stage, no trial date has been set.

Commodity Futures Trading Commission Potential Action

In May 2007, our U.S. operating subsidiary, Man Financial Inc, and two of our individual employees received what is commonly referred to as a “Wells notice” from the staff of the Division of Enforcement of the Commodity Futures Trading Commission. The notice relates to two trades that we executed in 2004 for a customer and reported to NYMEX. In the notice, Division of Enforcement staff indicated that it is considering recommending to the Commission that a civil proceeding be commenced against us and the two individuals, in which the Commission would assert that we and the two individuals violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The Division of Enforcement staff contends that we and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred. We and the individuals strongly dispute the contentions of the Division of Enforcement staff and have submitted a written statement to the Division of Enforcement, setting forth the reasons why we believe no proceeding should be brought. As this matter is in its very earliest stage, we are unable to predict what action, if any, the Commodity Futures Trading Commission will take.

Eagletech Communications Inc., et al. v. Citigroup, Inc. et al.

Our U.S. operating subsidiary, Man Financial Inc, was named as a co-defendant in an action filed in Florida State Court by Eagletech Communications Inc. (“Eagletech”) and three of its alleged shareholders against 21 defendants, including banks, broker-dealers and clearing brokers, as well as “100 John Doe defendants or their nominee entities”. The complaint alleges that defendants engaged in a criminal conspiracy designed to manipulate the publicly traded share price of Eagletech stock. Plaintiffs seek unspecified compensatory and special damages, alleging that “Man Group PLC d/b/a Man Financial Inc” participated in the conspiracy by acting as a clearing broker for a broker-dealer that traded in Eagletech stock. The complaint asserts claims under RICO, the Florida Securities and Investor Protection Act, the Florida Civil Remedies for Criminal Practices Act, and a related negligence claim. On May 9, 2007, defendants filed a notice removing the State Court action to Federal Court pursuant to 28 U.S.C. § 1441(a). The case is at its very earliest stages so it is difficult to determine exposure, if any. In any event, we intend vigorously to defend this matter.

Grand Jury Subpoena

We received a subpoena from the New York County Grand Jury requesting information regarding accounts of our customers who are members of certain futures exchanges, including documents applicable to cash transactions in those accounts, as well as our policies and procedures relating to such transactions. We have provided requested information and documents and intend fully to cooperate in the investigation. We do not know the status of the investigation at this time.

Other

In addition to the matters discussed above, from time to time we are party to litigation and regulatory proceedings that arise in the ordinary course of our business. Aside from those matters discussed above, we do not believe that we are party to any pending litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on our business, results of operations or financial condition.

Facilities

Our principal executive offices are in New York, New York and our registered office is in Hamilton, Bermuda. We lease over 540,000 square feet of office space in 12 countries throughout North America, Europe and the Asia/Pacific region, including offices in New York, Chicago, Kansas City, Toronto, Calgary, Markham, Montreal, Winnipeg, Vancouver, Saskatoon, London, Paris, Amsterdam, Singapore, Hong Kong, Taipei, Tokyo, Dubai, Mumbai, Delhi, Bangalore, Sydney and Brisbane. Our U.S. offices account for over 300,000 square feet of our total leased facilities. We believe that our leased facilities are adequate to meet anticipated requirements for our current lines of business for the foreseeable future. See “Certain Relationships and Related Transactions—Other Commercial Arrangements—Shared Occupancy and Facilities Agreement”.

Employees

As of March 31, 2007, we had 3,271 employees, of which 1,622 were located in the United States. At present, no employees are represented by unions.

MANAGEMENT OF MF GLOBAL

Directors and Executive Officers

The following table sets forth information concerning our current directors and executive officers.

Name	Age	Position
Kevin R. Davis	46	Chief Executive Officer and Director
Alison J. Carnwath	54	Non-Executive Chairman of the Board of Directors
Christopher J. Smith	49	Chief Operating Officer, Deputy Chief Executive Officer and Director
Amy S. Butte	39	Chief Financial Officer and Director
Edward L. Goldberg	67	Director
Simon P. Healy	47	Chief Executive Officer of European Operations
Thomas M. Harte	54	Chief Executive Officer of New York Operations
Laurence R. O’Connell	49	Chief Executive Officer of Asia/Pacific Operations
Ira Polk	58	Chief Administrative Officer

Executive officers are appointed by and serve at the pleasure of our board of directors. A brief biography of each person who serves as a director or executive officer is set forth below.

Kevin R. Davis. Mr. Davis is our Chief Executive Officer and a member of our board of directors. Prior to the Reorganization, Mr. Davis served as the Chief Executive Officer of Man Financial since November of 1999 and a member of the board of Man Group plc since April 2000. Mr. Davis stepped down from the board of Man Group plc upon completion of the initial public offering of our common shares. Mr. Davis has over 24 years’ experience in the futures brokerage industry, the last 16 of which have been within Man Group. In 1991, Mr. Davis joined Man Group’s brokerage business, then known as ED & F Man International, to build its European interest rate futures activities. In 1994, he was promoted to run its global interest rate futures business, becoming Chief Executive Officer of Man Group’s overall European brokerage activities in 1997. In late 1999, Mr. Davis was appointed as Chief Executive Officer of its global brokerage businesses which shortly thereafter was renamed Man Financial. Prior to joining Man Group, Mr. Davis held management positions with several derivatives brokerage businesses, including Balfour Maclaine, Prebon Yamane and E-Bailey Commodities. In 1991, immediately prior to joining Man Group, Mr. Davis was responsible for the European financials business of Balfour Maclaine. From 1986 to 1991, Mr. Davis worked in the futures unit of Prebon Yamane, and during the last six months of his tenure at Prebon Yamane he was responsible for all of their futures brokerage activities. Mr. Davis began his career as a runner on the Chicago Board of Trade and a desk broker in general commodity futures. Mr. Davis is the Chairman of the United States Futures Exchange, a director of LCH.Clearnet Group Limited and a member of the Commodity Futures Trading Commission Global Markets Advisory Committee. He also serves as a member of the Board of Overseers at Albert Einstein College of Medicine and as a director of New York City Meals on Wheels. Mr. Davis received a B.A. from the University of Kent, Canterbury.

Alison J. Carnwath. Ms. Carnwath is the non-executive chairman of our board of directors. Since 2001, she has served as a non-executive director of Man Group plc and following the Reorganization and Separation continues to serve in such capacity for a period of time. From 2001 until May 31, 2007, Ms. Carnwath was Chairman of Man Group plc’s audit and risk committee. Ms. Carnwath is a senior adviser to Lexicon Partners, an independent corporate finance advisory firm, and chairman of the management board and investment committees at ISIS Equity Partners, LLP, a private equity firm. Ms. Carnwath has spent more than 20 years in investment banking. Most recently, from 1997 to 2000, she was a managing director of Donaldson Lufkin & Jenrette, Inc. in New York. From April 1999 to October 2004, Ms. Carnwath was chairman of The Vitec Group plc, a supplier of equipment and services to the broadcasting, entertainment and photographic industries, and in 2001 was its chief executive officer. She is a director of Friends Provident Group plc, a FTSE 100 financial services firm, Land Securities Group PLC, the largest U.K. Property REIT listed on the LSE and a member of the FTSE 100, Glas

Cymru Cyfyngedig, a not-for-profit company in the regulated water and sewage industry, and PACCAR Inc., a Fortune 500 technology company listed on Nasdaq that designs and manufactures trucks. Ms. Carnwath is a chartered accountant and received a B.A. from the University of Reading.

Christopher J. Smith. Mr. Smith is our Chief Operating Officer and Deputy Chief Executive Officer and a member of our board of directors. Prior to the Reorganization, Mr. Smith was the Deputy Chief Executive Officer of Man Financial since 2002. Mr. Smith joined Man Group in 1992 and served as the Executive Chairman and Global Director of Operations, IT, Risk and Credit of Man Financial. In addition to his oversight capabilities managing Man Financial’s Global IT, Futures and Securities settlements and Risk and Credit departments, Mr. Smith was responsible for operational due diligence and the integration of acquisitions. From 1989 to 1992, Mr. Smith was a Consultant for Data Exchange Systems Ltd. Mr. Smith began his career at LIT Futures Ltd. and LIT Securities Ltd. where he worked from 1979 to 1989, most recently as the Operations Manager for Futures, Options and Securities. Mr. Smith graduated from Claremont School, Seaford College and Bromley College of Technology.

Amy S. Butte. Ms. Butte is our Chief Financial Officer and a member of our board of directors. Prior to the Reorganization, Ms. Butte served as the Chief Financial Officer of Man Financial since joining the company in August 2006. Before joining Man Financial, Ms. Butte was Chief Financial Officer and Executive Vice President of the New York Stock Exchange, from 2004 to 2006, where she served on the Executive Management Committee and was responsible for the financial operations of the NYSE, including the Controller’s and Treasurer’s Departments, Financial Planning and Analysis, and Business Development. From 2002 to 2003, she was Chief Strategist and Chief Financial Officer of Credit Suisse First Boston’s Financial Services Division, which included Credit Suisse Asset Management, CSFB Private Client, and the correspondent clearing business, Pershing, preceding its sale to Bank of New York. Prior to that, she was a highly regarded Equity Research Analyst covering the financial services industry as a Senior Managing Director at Bear Stearns from 1999 to 2002. Ms. Butte began her equity research career at Merrill Lynch. She also worked at Bridge Trading Co; Merrin Financial; and Andersen Consulting. Ms. Butte has a bachelor’s in Political Science and Psychology from Yale University and an MBA from Harvard University Graduate School of Business Administration. She is the co-chair of the Corporate Advisory Board of the New York City Ballet, a board member of the YMCA of Greater New York and the National Organization of Investment Professionals (NOIP), as well as a selected participant in the World Economic Forum’s Young Global Leader program.

Edward L. Goldberg. Mr. Goldberg is a member of our board of directors. Mr. Goldberg is the Managing Member and founder of Longview Investments, LLC, a family-office based investment company. Mr. Goldberg retired from Merrill Lynch after over 40 years of dedicated service to the firm. Prior to retiring, from 2000 to 2002, he was a member of the Executive Management Committee, Executive Vice-President of the Operations Services Group and Chairman of the Professional Securities Services Group. Mr. Goldberg has also served on numerous boards. From 1991 to 2000, Mr. Goldberg was a Vice-Chair and Director of the Depository Trust Company, where he also served as the Chairman of the Compensation Committee. Mr. Goldberg was also a board member of the National Association of Securities Dealers, where he was on the Management Development, Compensation and Disciplinary Committees. From 1991 to 2002, Mr. Goldberg served as an advisory director for Bloomberg, L.P., a member of the board of directors of NASDAQ, where he was a member of the Executive Committee and Chair of the Finance Committee, and as a member of the New York Stock Exchange’s Financial and Operational Surveillance Committee.

Simon P. Healy. Mr. Healy is our Chief Executive Officer of European Operations. Prior to the Reorganization, Mr. Healy served as the Managing Director of Man Financial and Global Head of Interest Rate Products and Equities since May 2002. In 2002, Mr. Healy was appointed Managing Director of Man Financial, and in 1996 he was appointed a board member of Man Financial. Mr. Healy joined Man Group in 1991 as a Broker. Prior to joining Man Group, from 1990 to 1991, Mr. Healy was the Chief Trader of Derivatives at Crédit Agricole Group London Branch, and from 1988 to 1990, Mr. Healy was the Chief Trader for Interest Rates at

Copenhagen Handelsbank London. From 1986 to 1988, Mr. Healy was the Senior Interest Rates Trader for National Commercial Bank, Saudi Arabia London, and from 1984 to 1986 Mr. Healy was the Senior Interest Rates Trader at Gulf International Bank London. Mr. Healy began his career as a back office clerk for J. Henry Schroder Wagg & Co., a Junior Trader at Banco Santander and Fixed Income Trader at DG Bank. Mr. Healy graduated from the Caterham School.

Thomas M. Harte. Mr. Harte is our Chief Executive Officer of New York Operations. Prior to the Reorganization, Mr. Harte served as an Executive Vice President of Man Financial and a director of Man Group USA Inc. since 1993. He has been the chief executive officer of the Man Financial’s New York based businesses since 2006, was responsible for the Chicago office from 1995 to 1998 and has been responsible for our corporate acquisition activities since joining us in 1993 from Paine Webber Inc., where he was a Managing Director of their Commercial Futures Division from 1990. Mr. Harte was a Senior Vice President of Drexel Burnham Lambert from 1980 to 1990 where he was a manager of its institutional futures department in London from 1983 to early 1984 and then in New York through 1990. He began his career at Blyth Eastman Dillon in 1978 where he was a Vice President of Corporate Strategy and was an architect of their entry into the futures business. Mr. Harte has a bachelor’s degree from Fordham University and a masters in international business from the Thunderbird Graduate School of International Management.

Laurence R. O’Connell. Mr. O’Connell is Chief Executive Officer of Asia/Pacific Operations, which includes our operations in India, Dubai, Australia, Singapore, Taiwan, Japan and Hong Kong. He was previously Chief Operating Officer of Man Investments, Man Group plc’s asset management division. Before joining Man Group in 2002, Mr. O’Connell was CFO of the global equity capital markets business of Credit Suisse First Boston and prior to that was Director of Operations of the corporate broking division of Barclays de Zoete Wedd (1993-2002). Mr. O’Connell was CFO and Company Secretary of Transcontinental Services NV, having earlier been Chief Accountant of its predecessor company Esperanza International Services plc (1982-1992). He qualified as a Chartered Accountant with the firm of Binder Hamlyn, which he joined in 1979. Mr. O’Connell graduated with a degree in Modern History from Oxford University in 1978.

Ira Polk. Mr. Polk is our Chief Administrative Officer. Prior to our Reorganization, Mr. Polk was a Director and Executive Vice President of Man Financial and served as Director, President and Chief Financial Officer of Man Group USA. Mr. Polk was the Global Chief Financial Officer of the brokerage unit until September 2006. He has served in numerous executive, operational and financial capacities within the brokerage division and within the group since joining Man Financial in 1985 including Director, President and Chief Financial Officer of Man Group Finance Inc. and Director of the United States Futures Exchange. Prior to joining Man Financial in 1985, Mr. Polk was the Vice President of Finance & Administration at Rudolf Wolff. From 1982 to 1985, Mr. Polk was the Vice President of Finance at Johnson Matthey & Wallace Inc. From 1973 to 1982, Mr. Polk was a principal in the accounting firm of Arthur Young & Co. Mr. Polk serves on the Board of Directors of the Futures Industry Association and is a Board Member of the New York Clearing Corporation and The Clearing Corporation in Chicago. Mr. Polk is a certified public accountant and received his B.A. and M.B.A. from Rutgers University.

Board of Directors

Our board of directors consists of five members. Following the initial public offering of our common shares, the number of our directors will be increased so that a majority of the directors will be independent under the listing standards of the NYSE within one year after our shares were first listed on the NYSE. Our board of directors is elected annually and each member holds office for a one-year term. As Man Group no longer owns a majority of our common shares, we are no longer a controlled company. Ms. Carnwath, our non-executive chairman, currently continues to serve as a member of the Man Group board of directors.

Board Committees

Our board of directors has appointed an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee and an Executive Board Committee, and has adopted charters for each of these committees.

Audit Committee. Our audit committee currently is comprised of Ms. Carnwath, Mr. Goldberg and Mr. Smith, with Ms. Carnwath serving as our audit committee chairman and our audit committee financial expert under SEC rules. We intend to appoint additional independent directors to our audit committee. We believe that our audit committee meets the requirements for independence under, and the functioning of our audit committee complies with, current rules of the SEC and NYSE, taking into account the relevant transition rules for IPO issuers. Under the transition rules, independent directors will need to comprise a majority of our audit committee within 90 days after the date our common shares were listed on the NYSE and will need to comprise all the committee members within one year after the listing. We expect to modify the composition of our audit committee in order to comply with these transition requirements. Our audit committee is responsible for, among other things, recommending to our shareholders whether to appoint, retain or terminate our independent public accountants, reviewing our financial statements and the scope of annual external and internal audits and considering matters relating to accounting policies and internal controls.

Compensation Committee. Our compensation committee currently is comprised of Ms. Carnwath and Mr. Goldberg, with Ms. Carnwath serving as the committee chairman. We intend to appoint additional independent directors to our compensation committee. We believe that our compensation committee meets the requirements for independence under, and the functioning of our compensation committee complies with, current rules of the NYSE, taking into account the relevant transition rules for IPO issuers. Under the transition rules, independent directors will need to comprise a majority of our compensation committee within 90 days after the date our common shares were listed on the NYSE and will need to comprise all the committee members within one year after the listing. We expect to modify the composition of our compensation committee in order to comply with these transition requirements and to ensure that, in due course, each member of our compensation committee will be an outside director for purposes of Section 162(m) of the Internal Revenue Code and a non-employee director for purposes of Rule 16b-3 of the Exchange Act. The compensation committee is responsible for, among other things, overseeing the compensation of our CEO and other executive officers and administering our compensation plans related to our executive officers. The compensation committee is also responsible for producing an annual report on executive compensation and assisting management in the preparation of a compensation discussion and analysis.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee currently is comprised of Ms. Carnwath and Mr. Goldberg, with Ms. Carnwath serving as the committee chairman. We intend to appoint additional independent directors to our nominating and corporate governance committee. We believe that our nominating and corporate governance committee meets the requirements for independence under, and the functioning of the committee will comply with, current rules of the NYSE, taking into account the relevant transition rules for IPO issuers. Under the transition rules, independent directors will need to comprise a majority of our nominating and corporate governance committee within 90 days after the date our common shares were listed on the NYSE and will need to comprise all the committee members within one year after the listing. We expect to modify the composition of our nominating and corporate governance committee in order to comply with these transition requirements. The nominating and corporate governance committee is responsible for, among other things, identifying and recommending individuals to the board of directors for nomination as members of the board and its committees, developing and recommending to the board of directors corporate governance guidelines and overseeing the evaluation of the board of directors and management.

Executive Board Committee. Our executive board committee consists of Ms. Carnwath and Mr. Davis. Mr. Davis serves as the chair of our executive board committee. The executive board committee is responsible for, among other things, overseeing our business and affairs between meetings of the board of directors. We intend to appoint additional members to our executive board committee.

Compensation Committee Interlocks and Insider Participation. At present, two of the members of our compensation committee are officers and employees of MF Global Ltd. or its subsidiaries. We intend to replace these two members with directors who are not officers or employees in accordance with the NYSE transition rules for IPO issuers described above. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Policy for Review, Approval or Ratification of Transactions with Related Parties

Our board of directors adopted a policy providing that the board review and approve transactions in excess of $120,000 of value in which we participate and in which a director, executive officer or 10% shareholder has or will have a direct or indirect material interest. Under this policy, the board of directors is to obtain all information it believes to be relevant to a review and approval of these transactions. After consideration of the relevant information, the board of directors is to approve only those related party transactions that they determine are not inconsistent with the best interests of the company. We expect this policy to include categorical standards providing that specified types of transactions will be deemed not to be inconsistent with the best interests of our company.

Director Compensation

The non-executive chairman of our board of directors will be paid an annual fee of $750,000 in cash and use of a corporate apartment during her time spent in New York and our other non-UK locations, with costs not to exceed $15,000 per month. Each of our directors, other than directors who are officers or employees, will be paid an annual director’s fee of $250,000, which amount may be paid at their election in the form of cash, common shares or share-based awards under our LTIP, described below under the heading “—2007 Long Term Incentive Plan”. In connection with the initial public offering of our common shares, our non-employee directors were permitted to elect in advance to receive all or a portion of their annual retainer for the first year of service in the form of restricted common shares under the LTIP. These restricted share awards will vest in four installments on the same dates that cash fees are normally paid, on the last day of each fiscal quarter of service, with vesting subject to continued service. For directors who joined the board before the pricing of our common shares or, to the extent the board deems it appropriate at the time of grant, within a limited period after the completion of our initial public offering, the number of shares subject to the non-employee director restricted share awards will be calculated based on the price per share in the initial public offering. This arrangement was also made available to Ms. Carnwath with respect to up to $250,000 of her annual fee for her first year of service, and she has elected to receive this fee solely in cash. Directors who are officers or employees will receive no additional compensation as directors. In addition, we will reimburse all directors for reasonable and customary out-of-pocket expenses incurred in connection with their services on the board of directors. Our board of directors granted Ms. Carnwath, as our non-executive chairman, an initial award of restricted common shares having an initial value of $3.0 million (based upon the initial public offering price), which was granted on the date of the pricing of the initial public offering of our common shares and will vest in full after a period of three years, subject to Ms. Carnwath’s continued service as a member of our board of directors. This award will vest in full in the event of Ms. Carnwath’s death or disability, in the event of her non-reelection, in the event of her resignation with the prior consent of the nominating and corporate governance committee or under certain specified circumstances, or if she is otherwise removed for reasons that do not constitute “cause” under applicable law. The award will also vest on a pro-rata basis or in full, at the compensation committee’s discretion, in the event of her resignation without the prior consent of the nominating and corporate governance committee or other cessation of service. In determining the terms of this proposal, we considered our desire to align Ms. Carnwath’s interests with those of our shareholders as well as the role we expect Ms. Carnwath to hold on our board.

In addition, to ensure Ms. Carnwath’s continued service during the initial three-year transition period following the initial public offering of our common shares, we recommended to the board that she be eligible for a retention payment in an amount equal to her initial annual cash compensation through the end of this three-year period if she is not nominated for reelection to the board and/or is not reelected to the position of chairman by the members of the board notwithstanding her ability and willingness to continue her service, or if she resigns under certain circumstances. In such event, Ms. Carnwath would agree to provide reasonable assistance to the board for 90 days to help transition her responsibilities to the new chairman as a condition to this payment. Ms. Carnwath would not be entitled to a retention payment if her removal from and/or non-reelection to the position of chairman by the board is a result of her breach of fiduciary duties to the MF Global shareholders or other willful and material breach of her duties and obligations as chairman that constitutes “cause” as defined in the by-laws (excluding disability), as determined by a majority of our independent directors. We also recommended that in the event of a change in control of MF Global, if any payments or benefits to Ms. Carnwath would be subject to the Section 4999 tax, the payments would be increased so that she is not affected by the tax. However, if the tax could be avoided by reducing the payments to her by less than 5%, such a reduction would apply.

Compensation Discussion and Analysis

Introduction

Before the Separation and the initial public offering of our common shares, we had no separate operating history and our employees, including our executives, were compensated by Man Group. Accordingly, Man Group determined all aspects of the compensation of our employees.

As a result of the Separation and the initial public offering of our common shares, the compensation committee of our board of directors is now responsible for overseeing the compensation of our Chief Executive Officer and other executive officers and for overseeing our general compensation philosophy as a public company. In preparation for the Separation and the initial public offering of our common shares, we implemented a new compensation framework in contemplation of our existence as a separate, publicly traded company and, together with Man Group, have taken transition steps to give effect to the Separation and position us for continued growth.

We expect that we will continue to modify our compensation framework during fiscal 2008 for both our executives and our other employees to achieve our compensation objectives and business goals. In particular, we anticipate that, over time, we will continue to increase the proportion of annual compensation represented by equity compensation.

Objectives of the New Compensation Framework

We believe that highly talented, dedicated and results-oriented executives and other employees are critical to our growth and long-term success. Accordingly, in designing the framework of our new compensation program, we focused on the following as our primary objectives:

•	Attracting and retaining highly talented, dedicated, results-oriented and entrepreneurial executives and other employees with competitive compensation packages;

•	Aligning the long-term economic interests of our key employees with those of our shareholders;

•	Making compensation sensitive to both individual and company performance, and for our senior executives, emphasizing the elements of compensation that are “at risk”;

•	Promoting transparency through the use of relatively few, straightforward compensation components; and

•	Accommodating the organizational and structural changes that we are undergoing as a result of the Separation and the initial public offering of our common shares.

When we were part of the Man Group family of companies, we had gained substantial experience with the ways in which a publicly-traded company can effectively and proactively use equity-based compensation to both motivate and retain key employees. We expect that equity-based compensation will be particularly effective going forward because it provides our executives and other key employees with the opportunity to earn compensation that relates directly to their contributions to the success of our business.

Components of Our New Executive Compensation Program

Our new executive compensation program is comprised of three primary components: (1) base salary, (2) annual incentive compensation, which we expect to be paid in a combination of cash and equity-based awards, and (3) periodic long-term compensation. Indirect compensation will consist of welfare, retirement and similar benefits, which will generally be provided on the same basis that we provide all our full-time employees. We intend to minimize the use of perquisites, but will implement policies for purposes of efficiency and security as we determine appropriate in the year following the initial public offering of our common shares. In addition, we have entered into employment agreements with some of our executive officers that are intended to promote the continued availability of their services following the initial public offering of our common shares.

Salary

We provide our senior management with a level of base salary in the form of cash compensation which we intend to be appropriate in light of their roles and responsibilities within our organization. The annual base salaries for our named executive officers are $1,000,000, £315,000 (or about $596,642 based on an exchange rate of $1.8941/£1), $1,000,000, $271,945, $289,059, and $341,268 for Mr. Davis, Mr. Smith, Ms. Butte, Mr. Healy, Mr. Harte and Mr. Polk, respectively. Mr. Davis’s salary was determined with consideration to his new role and increased responsibilities as chief executive officer of a separate publicly traded entity. Salaries for our other named executives are unchanged from their current fiscal 2008 salaries with Man Group, which generally reflect a 5% increase over fiscal 2007 salaries, except for Ms. Butte’s salary, which is unchanged from her salary at the time of her hiring. Subsequent adjustments will be reviewed and approved by our compensation committee.

Annual Incentive Compensation

Our compensation framework will emphasize the variable component of compensation. As part of Man Group, the base salary paid to our most senior executives had historically constituted a relatively small part of annual compensation and we intend to continue this philosophy.

Annual incentive compensation will be determined after the completion of each fiscal year and will be based on individual and company-wide performance. We expect that such performance will be evaluated both against internal measures and against competitors. Although the compensation committee may evaluate performance against pre-determined objectives for each fiscal year, we do not expect to implement any rigid annual incentive formulas or entitlements. Instead, annual incentive compensation for our executive officers will be discretionary. We believe this will best allow us the flexibility we need as we are undergoing our current transition and the flexibility to respond to changing market conditions going forward. In particular, this approach will enable us to control costs when revenues decline in down markets and increase variable pay when revenues are growing in expanding markets. Because Ms. Butte just joined us during fiscal 2007, we agreed to guarantee her a minimum bonus of $2,000,000 in respect of fiscal 2007. However, this guarantee does not extend past fiscal 2007, and none of our other executives have similar guarantees.

We expect that annual incentive compensation will be paid in a combination of cash and equity-based awards, as determined by our compensation committee in its discretion. Incentive compensation, if any, will generally be paid in the first quarter after the end of each fiscal year, and any portion to be made in the form of equity-based awards will be granted at the same time.

In addition to his discretionary annual bonus, Mr. Healy has been eligible under an individual arrangement with Man Group for quarterly cash incentive payments based on the performance of our financial futures division. The terms of this plan as provided by Man Group are described below under “—Fiscal 2007 Compensation”. We intend to continue to provide Mr. Healy with quarterly incentive opportunities on the same terms going forward.

Long-Term Equity-Based Awards

We believe that long-term performance is enhanced through an “ownership culture”. Accordingly, a significant part of our executive compensation program consists of paying a part of the annual incentive award in equity-based compensation. Although awards may be made subject to performance conditions, we do not expect to issue such awards at this time. Instead, we expect that equity awards will be issued primarily as part of the annual incentive process. Because these awards will be based on actual achieved performance, we do not expect to subject them to additional future performance conditions.

We have established a new Long Term Incentive Plan, or LTIP, that will provide for the grant of awards in the form of restricted shares, restricted share units, share options, share appreciation rights, performance and other share-based awards. Our LTIP is described in more detail below under “2007 Long Term Incentive Plan”. Awards under the LTIP may be paid as part of our executives’ annual incentive awards and may be made separately. No awards have been granted under this plan to date. The amounts of awards under the LTIP made to our executives in connection with the initial public offering of our common shares and the terms of the awards are described below under “—Transition Policies—IPO Awards”.

The provisions of Section 162(m) of the Internal Revenue Code generally disallow a tax deduction to a publicly-traded company that pays compensation in excess of $1,000,000 to any of its named executive officers in any fiscal year, unless the compensation plan and awards meet certain requirements. Certain exceptions apply in the case of plans adopted by a private company before becoming publicly traded. The LTIP and Mr. Healy’s quarterly incentive compensation are intended to constitute a plan, as defined in Treasury Regulation Section 1.162-27(f)(1), for which the deductibility limits under Section 162(m) do not apply during the applicable transition period. In general, the transition period ends upon the earliest of: (1) the expiration of the plan (i.e., 10 years after the date that the plan is approved by stockholders); (2) a material modification of the plan; (3) the issuance of all available stock under the plan; or (4) the first stockholder meeting at which directors are to be elected that occurs after December 31, 2010.

Retirement Benefits

We provide retirement benefits only through defined contribution plans, except that we continue to provide benefits consistent with one Man Group U.K. defined benefit pension plan that was closed to new participants in 1999. In general, we expect that our named executive officers will participate in these plans on the same basis as our other employees.

The particular plans provided are based on the location of the executive, and, to the extent local law mandates particular coverage, these benefits will not be at our discretion. For our U.S. employees, we will provide retirement benefits through a 401(k) plan, and for our U.K. employees, we will provide retirement benefits through a separate U.K. defined contribution plan. A description of the material terms of these plans are described below under “—Compensation Tables—Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation”.

In the United Kingdom, Man Group maintains a legacy defined benefit pension plan that was closed to new participants as of 1999. Some of our U.K. employees who were employed by Man Group before 1999, including Messrs. Smith and Healy, continue to participate in this pension plan. We currently anticipate providing this limited number of our U.K. employees defined benefit pension benefits on substantially the same terms as the Man Group plan for a period of time. These employees will not participate in the U.K. defined contribution plan. The material terms of the U.K. legacy defined benefit plan is described below under “—Compensation Tables—Pension Benefits”.

During fiscal 2007, Man Group maintained two defined benefit pension plans in which our U.S. employees, including Messrs. Davis, Polk and Harte participated. Both plans were terminated and fully paid during fiscal 2007.

Other Benefits

Generally. We also maintain employee benefit programs for our executives and other employees. In general, our named executive officers generally participate in our employee health and welfare benefits on the same basis as our other employees, except that Mr. Davis, Ms. Butte, Mr. Polk and Mr. Harte are eligible to receive supplemental medical, dental and vision coverage during employment and, subject to a five-year service requirement (which has been met by all but Ms. Butte), after retirement through our executive medical reimbursement program. This coverage is subject to an annual cap on benefits and is secondary to our basic group coverage and to Medicare after age 65. Our named executive officers are eligible to participate, on the same basis as all our employees, in tax-qualified share purchase plans that we sponsor in the United States and the United Kingdom, and potentially other jurisdictions, to allow our employees to purchase our common shares at a slightly discounted price through payroll deductions, subject to certain maximums. See “2007 Employee Stock Purchase Plans”. We also intend to continue to provide a reasonable automobile allowance to our eligible senior employees, including our named executives.

Employment Agreements

We recently entered into employment agreements with each of our named executive officers.

New Employment Agreements. Since the initial public offering of our common shares, Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte have been serving as, respectively, our Chief Executive Officer, our Chief Operating Officer and Deputy Chief Executive Officer, our Chief Financial Officer, our Chief Administrative Officer, our Chief Executive Officer—European Operations and our Chief Executive Officer—New York Operations. Mr. Smith’s and Mr. Healy’s employment continues to be based in the United Kingdom.

These employment agreements are based on an identical form and provide assurances as to position, responsibility, location of employment and certain compensation terms, which if breached, would constitute “good reason to terminate” employment with us. Each agreement is structured to have a perpetual term, so that if Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy or Mr. Harte voluntarily terminates his or her employment from us at any time before retirement without “good reason”, he or she will generally forfeit the unvested IPO Awards and other unvested equity-based compensation and will be subject to the agreements restricting competition with us for one year. In particular, the agreements provide for:

•	Minimum salaries in the amounts we have described.

•	Annual bonuses at the discretion of our compensation committee, and for Mr. Healy, participation in a quarterly performance-based bonus arrangement.

•

Grants of share options and restricted share units that were made upon the completion of the initial public offering of our common shares. These grants and grants to our other employees are described below under “—Transition Policies—IPO Awards”. Other than these one-time grants, the employment agreements do not obligate us to provide future equity awards at any particular frequency or in any particular amount.

•	Participation in all of our executive compensation plans, including equity plans, on the same basis as our other senior executives.

•

Termination benefits, including, in specified circumstances, severance payments. Termination benefits and the associated restricted covenants for each named executive officer are described below under “—Compensation Tables—Potential Payments On Termination and Change in Control”.

Although the employment agreements generally do not provide for specific “change in control” benefits, they do protect the executives from any additional excise tax that could be imposed on them as a result of a termination of employment or other payments deemed made in connection with a future change in control. A discussion of these protections and an example of the amounts we would be required to pay our named executive officers can be found below under “—Compensation Tables—Potential Payments On Termination and Change in Control”.

Transition Policies

Together with Man Group, we also took transition steps to give effect to the Separation and to position us for growth. These steps included providing offering-related equity awards and addressing outstanding Man Group equity awards.

IPO Awards

We made awards of share options and restricted share units in connection with the initial public offering of our common shares to a broad group of our key employees, including our named executive officers. These IPO Awards were designed to ensure that all our key employees have a stake in the future success of our company and are motivated to remain with us during our initial years as a public company. In particular, we believe the IPO Awards are an important tool in helping us retain the expertise of our existing management team, most of whom have spent many years in the business, and whose continued leadership we view as essential to achieve continued success through the critical three-year period following the offering.

Based on these objectives, we granted IPO Awards in two forms. Part of the IPO Awards were in the form of restricted share units that vest in full on the third anniversary of the pricing of the initial public offering. Accordingly, an executive may not voluntarily terminate his or her employment during this entire period without forfeiting the awards (unless he or she is eligible to retire). The remainder of the IPO Awards were in the form of share options. These options have an exercise price equal to the offering price and will ultimately be valuable to our executives only if our share price appreciates after the offering. The options vest in equal installments over the three-year period and are therefore generally not exercisable for the first year following the offering.

The IPO Awards also take into account changes in the Man Group compensation scheme in connection with the initial public offering of our common shares. Customary grants of Man Group performance shares, share options and co-investment shares were not made to our employees in respect of fiscal 2007, and a portion of the IPO Awards substituted for these historic opportunities. In addition, as we discuss below, some of the outstanding Man Group share-based awards were forfeited by our employees as a result of the initial public offering, and the IPO Awards also take these forfeitures into account.

We also made awards of restricted common shares to each of our eligible employees worldwide who did not receive IPO Awards of share options and restricted share units. These restricted share awards were granted under the LTIP at the time of the initial public offering and the number of restricted shares awarded per employee was based in part on the employee’s base salary and tenure with us. These restricted shares vest in full on the first anniversary of the initial public offering of our common shares, subject to continued employment with us through that date and any applicable requirements of local law for awards outside of the United States.

Amounts. IPO Awards were issued in respect of a total of 14,661,653 common shares, with 5,654,053 in the form of restricted share units and 9,007,600 in the form of share options, and we made awards to about 619 of our key employees worldwide. Grants of restricted shares to our other employees totaled 160,000 shares. In determining the aggregate amounts and material terms and conditions of the IPO Awards, we engaged the services of compensation consultants Pearl Meyer & Partners, who advised as to these items. We also made an initial grant of restricted shares to Ms. Carnwath pursuant to which 80,000 common shares will be deliverable. See “—Board of Directors—Director Compensation.”

We based the IPO Awards to our named executive officers on a specific dollar value of shares to underlie restricted share units and specific dollar value to underlie share options. The number of shares underlying restricted share units is 646,667, 453,333, 293,333, 266,667, 180,000 and 193,333 for Mr. Davis, Mr. Smith, Ms. Butte, Mr. Healy, Mr. Polk and Mr. Harte, respectively, and the number of shares subject to options is 786,667, 666,667, 333,333, 266,667, 186,667 and 213,333 for Mr. Davis, Mr. Smith, Ms. Butte, Mr. Healy, Mr. Polk and Mr. Harte, respectively. The number of shares underlying restricted share units reflects an agreed upon reduction of $750,000, $500,000, $250,000, $250,000 and $500,000 from the amounts originally indicated in the employment agreements with each of Mr. Davis, Mr. Smith, Mr. Polk, Mr. Harte and Mr. Healy, respectively, and the number of shares underlying options reflects an agreed upon reduction of $500,000 from the amount originally indicated in Mr. Davis’ employment agreement.

Terms. The restricted share units vest in full on the third anniversary of the date of the pricing of the initial public offering of our common shares, subject to the employee’s continued employment with us. The common shares underlying the restricted share units will generally be delivered six months after vesting. No dividends are payable in respect of unvested restricted share units before they are vested and paid in shares.

The share options vest in equal installments on the first, second and third anniversaries of the date of the pricing of the initial public offering of our common shares, subject to the employee’s continued employment with us through each vesting date. Vested share options will remain exercisable during employment with us until the seven year anniversary of the date of grant. Each share option has an initial exercise price equal to the price per common share in the initial public offering of our common shares.

The general retirement, termination and change in control provisions applicable to these restricted share units, share options and restricted shares for all our employees, and the specific provisions applicable to certain of our named executive officers pursuant to their employment agreements with us, are described below under “—Potential Payments on Termination and Change in Control”. Other terms applicable to restricted share units and share options granted under our LTIP are described below under “—2007 Long Term Incentive Plan”. IPO Awards granted to employees outside of the United States are subject to any applicable requirements of local law.

Treatment of Man Group Awards

Many of our employees, including each of our named executive officers, held awards under the Man Group share-based incentive plans. As a result of the completion of the initial public offering of our common shares, our employees were deemed to have terminated employment with Man Group as “good leavers” for purposes of the applicable plan rules. Treatment of outstanding Man Group awards for our employees, including our named executive officers, was in accordance with the normal terms of the applicable plans and award agreements, and we did not assume or convert any Man Group awards into awards in respect of our common shares. The treatment of these awards is discussed in more detail in the following paragraphs.

Man Group Executive Share Options. Man Group provided part of its long-term compensation through performance-vested option grants under its Executive Share Option Scheme. All outstanding options to purchase Man Group shares became vested and exercisable as of the completion of the initial public offering of our common shares to the extent the applicable performance criteria were achieved by Man Group as of March 31, 2007, and any options with respect to which the performance criteria were not achieved were forfeited. To the extent vested (after giving effect to the preceding sentence), outstanding Man Group options remain exercisable for a period of 12 months after the completion of the initial public offering of our common shares. The Remuneration Committee of Man Group has exercised its discretion to extend this exercise period to the extent necessary to avoid adverse U.K. tax consequences as a result of exercising a U.K. tax qualified option, which extension does not affect options held by our named executives, before the third anniversary of their grant dates. Any options not exercised during this exercise period will lapse.

Man Group Co-Investment Matching Share Awards. Man Group also provided equity-based compensation to employees (other than any employee who was also one of its directors) through the Man Group Co-Investment Plan. Under the Co-Investment Plan, key employees were permitted to invest a portion of their after-tax cash bonus in Man Group share awards. Purchased shares were matched by Man Group based on the pre-tax amount of bonus invested. Purchased shares were subject to three-year holding periods and matching share awards were subject to a four-year service-based vesting period, and were forfeited if the related purchased share awards were sold before the end of the applicable holding period.

As a result of the initial public offering of our common shares, the holding periods that apply to shares purchased by our employees under the Co-Investment Plan lapsed and the shares became freely tradable, except to the extent they were held as security under the Assisted Purchase Scheme described below. Outstanding “matching” shares awarded to our employees vested on a pro-rata basis as of the completion of the initial public offering of our common shares (based on service during the three-year holding period related to purchased shares), and the remaining matching shares were forfeited. Man Group requires that matching share awards be “exercised” by submitting a written “notice of exercise” requesting delivery of the shares. These matching share awards will remain exercisable for a period of six months after the completion of the initial public offering of our common shares and would be forfeited to the extent they are not exercised within that period.

Man Group Performance Share Awards. Man Group provided part of its long-term compensation through performance-vested share awards under its Long Term Incentive Plan, referred to as the Performance Share Plan. Performance share awards were subject to a three-year performance period and vested based on the level of Return on Equity as defined below under “—Compensation Tables—Fiscal 2007 Grants of Plan-Based Awards” achieved by Man Group throughout that period. Vested performance share awards were normally subject to an additional one-year restriction dependent on continued employment with Man Group.

Outstanding performance share awards were allocated to the participants on a pro rata basis as of the completion of the initial public offering of our common shares (based on service during the three-year performance period), and the remaining share awards were forfeited. However, the underlying Man Group shares will not be delivered until the end of the relevant performance period, and will be transferred to the participant only to the extent the applicable performance criteria are actually achieved (and any share awards for which Man Group does not satisfy the performance criteria will be forfeited). Man Group performance share awards for which performance criteria have previously been met became transferable to the participants as of the completion of the initial public offering of our common shares.

Man Group Performance Matching Awards. Some senior Man Group executives, including those who were also directors or who were otherwise limited in their participation in the Co-Investment Plan, were also permitted to invest part or all of their after-tax cash bonus in Man Group shares under the Performance Share Plan. Man Group matched the shares purchased, similar to the Co-Investment Plan, except that the matching awards were subject to performance conditions as well as service-based vesting conditions. In addition, shares purchased under the Man Group Assisted Purchase Scheme, which enabled eligible senior executives to take out a non-interest bearing secured loan to purchase Man Group shares, were eligible for a matching allocation under the Performance Share Plan.

As a result of the initial public offering of our common shares, the holding periods that applied to shares purchased by our employees under the Performance Share Plan lapsed and the shares became freely tradable except to the extent they were held as security under the Assisted Purchase Scheme described below. Outstanding performance matching awards have the same treatment as regular Man Group performance share awards under the Performance Share Plan, as described above.

Man Group Restricted Shares. The one-time grant of restricted shares of Man Group awarded to Ms. Butte in connection with her hiring vested in full as of the completion of the initial public offering of our common shares.

Assisted Purchase Scheme. Outstanding loans used to purchase shares under the Man Group Assisted Purchase Scheme generally became payable in full as of the completion of the initial public offering of our common shares or, in the case of our executive officers, on or before May 31, 2007. However, except in the case of our executive officers, the Remuneration Committee of Man Group did not require repayment until the next normal annual installment pay date due to occur in late November 2007.

Outstanding Purchase Rights under the Man Group Employee Stock Purchase Plans. Generally, all of our U.S. employees continued to be eligible to participate in Man Group’s employee stock purchase plan (“Man Group ESPP”) until June 30, 2007, at which time 100% of their 2005 purchase rights and 50% of their 2006 purchase rights accelerated and were exercised. After such time, our U.S. employees ceased to be eligible for the Man Group ESPP, and no further payroll deductions were made. For U.S. tax purposes, the holding periods applicable to shares purchased through the Man Group ESPP continue to apply. Purchase rights held by our U.K. employees who participate in a parallel U.K. plan (the “Man Group Sharesave Plan”) generally have the same treatment as our U.S. employees with respect to vesting and exercise in relation to their savings period. However, shares purchased under the Man Group Sharesave Plan became freely transferable as of the completion of the initial public offering of our common shares. In addition, our U.K. employees continue to be eligible to contribute to the Man Group Sharesave Plan for a period of up to six months following the initial public offering of our common shares.

Fiscal 2007 Compensation

In fiscal 2007, our named executive officers were compensated by Man Group and its affiliates. This compensation is described in the following tables.

Salary

Effective June 2006, Man Group paid Mr. Davis, Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte base salaries of $645,000, £300,000 (or $568,230 based on an exchange rate of $1.8941/£1), $325,017, $258,545 and $275,294, respectively. These salaries represent an increase over fiscal 2006 salaries of 4% in the case of Mr. Davis, 9% in the case of Mr. Smith, and 5% in the case of each of Mr. Polk, Mr. Healy and Mr. Harte. Ms. Butte’s salary of $1,000,000 was determined at the time of her hiring.

Incentive Compensation

Man Group awarded discretionary cash bonuses in respect of fiscal 2007 to each of Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte in the amount of $9,000,000, $6,750,000, $2,000,000, $2,400,000, $1,000,000 and $2,400,000, respectively.

In addition, Mr. Healy has been eligible under an arrangement with Man Group to earn quarterly cash incentive payments based on the performance of certain of our financial futures products. For fiscal 2007, Mr. Healy’s incentive payments were based on a percentage of Man Group’s profits from designated offices. Based on performance in 2007, Mr. Healy earned an aggregate bonus amount of $3,800,000 under this arrangement.

Equity Grants

No awards under the Man Group Performance Share Plan, Executive Share Option Scheme and Co-Investment Plan were issued to our employees in respect of fiscal 2007, and the IPO Awards substituted for these. Man Group had historically made grants under these plans to some of our executive officers, including grants in respect of fiscal 2006. These grants were made in June and early July 2006 and are reflected in the Grant of Plan Based Awards Table below. The treatment of these awards is described above under “—Transition Policies—Treatment of Man Group Awards”.

In connection with her joining Man Group in fiscal 2007, Man Group awarded Ms. Butte a one-time grant of restricted Man Group shares. This award vested as of the completion of the initial public offering of our common shares.

Compensation Tables

MF Global was formed on May 3, 2007 as a wholly owned subsidiary of Man Group for the purpose of facilitating the initial public offering of MF Global’s common shares. Before the completion of the Reorganization and Separation, as discussed above under the heading “The Reorganization, Separation and Recapitalization Transactions and Our Organizational Structure”, we conducted no significant business. Accordingly, in fiscal 2007, we paid no compensation to our executive officers for serving in such capacity. To provide you with a complete picture of the compensation of our named executive officers, the information in this prospectus includes the compensation paid to them by Man Group or one of its direct or indirect subsidiaries in fiscal 2007.

The following tables contain information about our Chief Executive Officer, the two executives who served as our Chief Financial Officer during fiscal 2007 and the three other most highly paid executive officers. This presentation differs substantially from the manner in which we expect to administer the compensation of key employees going forward or in the way that Man Group’s Remuneration Committee has considered historic compensation decisions. Please see the Compensation Discussion and Analysis for additional detail regarding our expected compensation philosophy and practices for future fiscal years.

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)		Bonus ($)(1)	Share Awards ($)(2)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(6)	Total ($)
Kevin R. Davis Chief Executive Officer (7)	2007	640,833		9,000,000	2,688,126	2,271,490	—	1,349,016	1,732,604	17,682,069
Christopher J. Smith (8) Chief Operating Officer and Deputy Chief Executive Officer	2007	560,338		6,750,000	2,483,987	263,680	—	25,146	23,892	10,107,043
Amy S. Butte Chief Financial Officer (9)	2007	614,583	(10)	2,000,000	1,961,181	—	—	—	34,386	4,610,150
Ira Polk Chief Administrative Officer (9)	2007	322,438		2,400,000	245,616	98,955	—	788,731	953,271	4,809,011
Simon P. Healy (8) Chief Executive Officer of European Operations	2007	256,493		1,000,000	415,996	605,576	3,800,000	8,514	17,357	6,103,936
Thomas M. Harte Chief Executive Officer of New York Operations	2007	273,109		2,400,000	144,052	—	—	1,057,301	975,039	4,849,501

(1)	This column represents the amount of discretionary annual cash bonus granted to our executives by Man Group. Ms. Butte’s bonus for fiscal 2007 was granted pursuant to her employment agreement. These amounts are denominated in U.S. dollars for all our executives and were paid in cash in June 2007.

(2)	This column represents the dollar amount of compensation expense for all share awards under the Man Group Performance Share Plan and Co-Investment Plan outstanding in fiscal 2007 and the grant of restricted shares to Ms. Butte in connection with her hiring as recognized for financial statement reporting purposes pursuant to SFAS 123R (but without regard to any estimate of forfeiture relating to service-vesting conditions) based on an exchange rate of $1.8941/£1. Please see Note 15 to our audited combined financial statements for a description of the assumptions used to calculate these amounts.

(3)

This column represents the dollar amount of compensation expense for all executive performance-based share options granted under the Man Group Executive Share Option Plan outstanding in fiscal 2007 as recognized for financial statement reporting purposes pursuant to SFAS 123R (but without regard to any estimate of forfeiture relating to service-vesting conditions) based on an exchange rate of $1.8941/£1. Please see Note 15 to our audited combined financial statements for a description of the assumptions used to calculate these amounts.

(4)	This column represents the dollar amount of the aggregate quarterly cash incentive payments earned by Mr. Healy in fiscal 2007 based on the performance of our financial futures division. The terms of this arrangement are described under “—Compensation Discussion and Analysis—Fiscal 2007 Compensation”.

(5)	This column represents the total change in the actuarial present value of the accumulated benefit under Man Group’s defined benefit pension plans, including amounts related to the additional years of service credited for Mr. Davis, Mr. Polk and Mr. Harte in connection with the termination of our nonqualified pension plan in the U.S. and for Mr. Smith and Mr. Healy reflect values as calculated by Man Group inclusive of any increase attributable to inflation. The fiscal 2007 Pension Benefits Table that follows provides additional detail regarding the amounts in this column and the terms of the plans. Please see “—Compensation Discussion and Analysis” for additional detail on our retirement plans.

(6)	Amounts in this column include the following recurring Man Group compensation items:

Name	401(k) Matching Contributions ($)	Auto/Car and Driver Allowance ($)(a)	Holiday Bonus ($)(b)	Life Insurance Premiums ($)(c)	Supplemental Medical ($)(d)	Total ($)
Kevin R. Davis	2,000	10,800	5,000	2,376	38,109	58,285
Christopher J. Smith	—	23,108	—	784	—	23,892
Amy S. Butte	4,000	24,000	5,000	1,386	—	34,386
Ira Polk	4,000	10,800	5,000	2,376	5,329	27,505
Simon P. Healy	—	16,573	—	784	—	17,357
Thomas M. Harte	4,000	10,800	5,000	2,376	10,152	32,328

(a)	This represents the annual automobile allowance for each of Mr. Davis, Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte, and a car and driver allowance for Ms. Butte. Amounts for Mr. Smith and Mr. Healy were translated into U.S. dollars at a rate of $1.8941/£1.

(b)	This represents a broad-based holiday bonus (based on a percentage of salary, subject to a maximum of $5,000) provided to our U.S. employees each December.

(c)	Amounts in this column for Mr. Smith and Mr. Healy were translated into U.S. dollars at a rate of $1.8941/£1.

(d)	This represents premiums, claims and fees under our U.S. executive medical reimbursement program. Ms. Butte did not participate in this program during fiscal 2007.

This column also includes the one-time tax gross-up payments made in connection with the termination of the U.S. nonqualified defined benefit pension plan to Mr. Davis, Mr. Polk and Mr. Harte in the amount of $1,674,319, $925,766 and $942,711, respectively. Please see the narrative under “—Pension Benefits” for additional detail regarding these payments.

(7)	Mr. Davis also served as a director of Man Group during fiscal 2007. He did not receive any additional compensation for this service.

(8)	Unless otherwise noted, amounts in this table for Mr. Smith and Mr. Healy denominated in pounds sterling have been translated into U.S. dollars at a rate of $1.8941/£1.

(9)	Ms. Butte became our Chief Financial Officer on August 21, 2006. Before that, Mr. Polk served in this position.

(10)	The amount of Ms. Butte’s base salary of $1,000,000 is pro-rated for the 2007 fiscal year.

Fiscal 2007 Grants of Plan-Based Awards

Man Group did not grant annual share-based awards to our named executive officers in respect of fiscal 2007. However, Man Group made awards under the Man Group Performance Share Plan (“PSP”), Co-Investment Plan and Executive Share Option Scheme in respect of performance in fiscal 2006. These awards were granted in fiscal 2007 and therefore appear in the table below. Man Group also granted restricted Man Group shares to our current Chief Financial Officer as a one-time grant at the time she was hired.

As a result of and as of the completion of the initial public offering of our common shares, some of the awards described below vested and others were forfeited. The effect of the initial public offering on these awards and a discussion of the IPO Awards we made to our executive officers in connection with the initial public offering are described above under the heading “—Compensation Discussion and Analysis—Transition Policies”. None of the IPO Awards were granted in fiscal 2007, and accordingly are not reflected in the table below.

Executive Share Options. All options for each of the named executive officers had an exercise price equal to the official closing price of Man Group common shares on the trading day immediately before the date of grant and were generally only exercisable between three and ten years from the date of grant, subject to the satisfaction of the following performance conditions. For options granted under the Executive Share Option Scheme in respect of fiscal 2006, 50% of each option vested if Man Group’s underlying earnings per share (“EPS”) growth over a three-year performance period matched or exceeded the growth in the UK Retail Prices Index (“RPI”) plus 5% per annum, with the entire option vesting at RPI plus 10% per annum. Performance criteria were calculated from the end of the fiscal year prior to the grant of the option. Individual share option awards were subject to an annual cap of 200% of base salary.

Co-Investment “Matching” Shares. Under the Co-Investment Plan, some employees were permitted to invest a portion of their after-tax cash bonus in Man Group shares. Purchased shares were matched by Man Group based on the pre-tax amount of bonus invested in the plan at a ratio of four matching shares awarded for every one purchased share. Matching shares generally became “exercisable” only if the employee retained his or her corresponding bonus investment shares for three years and remained employed for another one year (for a total of four years) and generally had to be “exercised” before the seventh anniversary of the initial award date by submitting a written “notice of exercise” requesting delivery of the shares. The amount a participant was permitted to invest could not exceed 100% of his or her annual bonus.

Performance Share Awards. Performance share awards were subject to a three-year performance period, and were earned based on the level of Return on Equity achieved by Man Group throughout that period. Return on equity, for this purpose, is defined as the post-tax profit on ordinary activities after taxation and equity minority interests for the fiscal year divided by the average of the monthly equity shareholders’ funds. No performance share awards were earned unless Man Group maintained an average annual return on equity of at least 20% across the three-year performance period. For an average annual return on equity of 20%, 10% of the awards vested, and the performance share awards fully vested when average annual return on equity equaled or exceeded 30%, with vesting calculated on a linear sliding scale for achievement in between those levels. Awards for which performance criteria were met were normally subject to an additional one-year restriction before the shares were transferred to participants dependent upon continued employment with Man Group. Each year, some key participants were proposed to receive performance share awards of up to a maximum of 100% of base salary.

Performance Matching Awards. Senior Man Group executives, including those who were also directors prohibited from participating in the Co-Investment Plan, were also permitted to invest part or all of their after-tax cash bonus in Man Group shares. In return, a participant was provisionally allocated such number of additional performance share awards based on the pre-tax amount of bonus invested in the plan. In addition, for certain senior executives, shares purchased under the Man Group Assisted Purchase Scheme, which enabled eligible executives to take out a non-interest bearing secured loan to purchase Man Group shares, were eligible for a matching allocation under the Performance Share Plan on a one-to-one ratio. Shares underlying the matching awards generally became deliverable only if the employee retained his or her corresponding invested shares for three years, and delivery was subject to satisfaction of the same performance criteria applicable to regular performance share awards described above.

Restricted Shares. In connection with her hiring, Ms. Butte was awarded a one-time grant of restricted Man Group shares, which became vested as of the completion of the initial public offering of our common shares.

Quarterly Performance Arrangement. Mr. Healy participated in a quarterly cash incentive arrangement that provided for payment based on the performance of certain of our financial futures products. We assumed this arrangement on substantially similar terms in connection with the initial public offering of our common shares. A description of the current terms of this arrangement is found under “—Compensation Discussion and Analysis—Fiscal 2007 Compensation”.

Total Fiscal 2007 Grants. The following table details the grants of plan-based awards by Man Group to our named executive officers during fiscal 2007.

			Committee Approval Date (2)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards	Estimated Future Payouts Under Man Group Equity Incentive Plan Awards (4)(5)		Number of Other Share Awards (#)(6)	Exercise Price of Option Awards ($/sh)(7)	Grant Date Fair Value of Share and Option Awards ($)(8)
Name	Type of Award (1)	Grant Date		Target ($)(3)	Threshold (#)	Target (#)
Kevin R. Davis	PSP	6/21/06	5/31/06	—	9,537	95,370	—	—	654,641
	PSM	6/21/06	5/31/06	—	64,852	648,522	—	—	4,451,597
	ESO	6/21/06	5/31/06	—	93,789	187,578	—	7.57	856,253
Christopher J. Smith	PSP	6/21/06	5/31/06	—	5,086	50,862	—	—	349,128
	PSM	6/21/06	5/31/06	—	33,910	339,102	—	—	2,327,669
	COI	7/4/06	5/31/06	—	—	—	53,718	—	368,736
Amy S. Butte	RS	8/21/06	6/19/06	—	—	—	340,518	—	2,511,688
Ira Polk	PSP	6/21/06	5/31/06	—	2,543	25,434	—	—	174,583
	COI	7/4/06	5/31/06	—	—	—	6,174	—	42,382
	ESO	6/21/06	5/31/06	—	41,940	83,880	—	7.57	382,907
Simon P. Healy	QP	—	—	3,800,000	—	—	—	—	—
	PSM	6/21/06	5/31/06	—	6,358	63,582	—	—	436,439
	COI	7/4/06	5/31/06	—	—	—	53,718	—	368,736
Thomas M. Harte	COI	7/4/06	5/31/06	—	9,537	95,370	27,306	—	187,433

(1)	Type of Award:

ESO = Executive Share Options

COI = Co-Investment Matching Shares

PSP = Performance Share Awards

PSM = Performance Matching Awards

RS = Restricted Shares

QP = Quarterly Performance Arrangement

(2)	The Remuneration Committee of the Man Group board of directors preliminarily approved the aggregate amount of awards for fiscal 2006 under its equity incentive plans in March 2006. The amounts of each proposed share award were finalized on May 31, 2006 based on the final year end results for fiscal 2006. Awards were granted in June and July 2006 once employees had confirmed their elections to purchase shares under the Man Group PSP and Co-Investment Plan and any applicable payments that had been received. The aggregate amount of the award of restricted shares to Ms. Butte was approved at the time of her offer of employment with Man Group.

(3)	There were no thresholds or maximums applicable to Mr. Healy’s award as the amount of profits on which his payment was based under this arrangement could range from zero to a theoretically infinite amount.

(4)	These columns include performance share awards and matching awards under the Man Group PSP and performance-based executive share options under the Executive Share Option Scheme.

(5)	The amount of performance shares that would be earned for performance between threshold and target levels was determined on a straight-line basis. Executive share options vest only in the increments listed at the threshold or target levels.

(6)	This includes matching share awards under the Co-Investment Plan and the grant of restricted shares to Ms. Butte. The only options granted in 2007 were subject to performance-criteria so we have omitted the column for “Number of Other Option Awards”.

(7)	This column shows the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List) on the trading day immediately before the date of grant, as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

(8)	This column represents the fair value of share and option awards granted by Man Group in fiscal 2007 as recognized for financial statement reporting purposes pursuant to SFAS 123R (but without regard to any estimate of forfeiture relating to service-vesting conditions) as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

Outstanding Equity Awards at Fiscal Year-End

We did not issue any equity-based awards to our officers or other employees prior to the initial public offering of our common shares. Each of our named executive officers held share-based awards granted by Man Group. The following table sets forth outstanding awards held by each named executive officer as of March 31, 2007. The effect of the initial public offering on these awards and a discussion of the awards made to our named executive officers in connection with the initial public offering are described above under the heading “—Compensation Discussion and Analysis—Transition Policies”.

			Option Awards (1)					Share Awards (2)
Name	Year Granted		Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(4)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(4)
Kevin R. Davis	2006	(5)	—	187,578	—	7.57	6/21/2016	—	—	—	—
	2006	(6)	—	—	—	—	—	—	—	743,892	7,819,987
	2005	(7)	—	254,238	—	4.47	6/16/2015	—	—	—	—
	2005	(8)	—	—	—	—	—	—	—	133,164	1,399,855
	2004	(9)	—	217,836	—	4.96	6/15/2014	—	—	—	—
	2004	(10)	—	—	—	—	—	579,012	6,086,725	—	—
	2003		225,816	—	—	4.03	6/18/2013	—	—	—	—
	2003	(11)	—	—	—	—	—	913,554	9,603,518	—	—
Christopher J. Smith(12)	2006	(13)	—	—	—	—	—	53,718	564,698	—	—
	2006	(6)	—	—	—	—	—	—	—	389,964	4,099,403
	2005	(14)	—	—	—	—	—	56,406	592,955	—	—
	2005	(8)	—	—	—	—	—	—	—	588,120	6,182,471
	2004	(15)	—	—	—	—	—	56,604	595,036	—	—
	2004	(10)	—	—	—	—	—	572,778	6,021,192	—	—
	2003	(16)	—	—	—	—	—	73,932	777,192	—	—
	2003	(11)	—	—	—	—	—	409,740	4,307,294	—	—
	2001		97,350	—	—	2.92	7/12/2011	—	—	—	—
Amy S. Butte	2006	(17)	—	—	—	—	—	340,518	3,579,614	—	—
Ira Polk	2006	(13)	—	—	—	—	—	6,174	64,903	—	—
	2006	(5)	—	83,880	—	7.57	6/21/2016	—	—	—	—
	2006	(6)	—	—	—	—	—	—	—	25,434	267,369
	2005	(8)	—	—	—	—	—	—	—	42,678	448,642
	2004	(15)	—	—	—	—	—	10,434	109,685	—	—
	2004	(10)	—	—	—	—	—	37,356	392,696	—	—
	2004	(18)	—	—	—	—	—	2,592	27,248	—	—
	2003	(11)	—	—	—	—	—	47,280	497,019	—	—
	2003	(16)	—	—	—	—	—	58,272	612,570	—	—
Simon P. Healy(12)	2006	(13)	—	—	—	—	—	53,718	564,698	—	—
	2006	(6)	—	—	—	—	—	—	—	63,582	668,391
	2005	(8)	—	—	—	—	—	—	—	106,698	1,121,637
	2004	(10)	—	—	—	—	—	93,390	981,740	—	—
	2003		117,462	—	—	4.03	6/18/2013	—	—	—	—
	2003	(16)	—	—	—	—	—	29,940	314,737	—	—
	2001		97,350	—	—	2.92	7/12/2011	—	—	—	—
Thomas M. Harte	2006	(13)	—	—	—	—	—	27,306	287,048	—	—
	2004	(15)	—	—	—	—	—	41,736	438,740	—	—
	2004	(18)	—	—	—	—	—	10,356	108,865	—	—
	2003	(16)	—	—	—	—	—	55,500	583,430	—	—

(1)	Includes share options granted under the Man Group Executive Share Option Scheme. All share options vest on the third anniversary of grant, subject to satisfaction of performance criteria. The performance criteria applicable to share options granted in respect of fiscal 2006 are described above under “—Fiscal 2007 Grants of Plan-Based Awards”. The following performance criteria are applicable to outstanding share options granted in respect of fiscal 2005 and earlier: 50% of the option vests if Man Group’s earnings per share growth over a three-year performance period matches or exceeds the growth in the U.K. Retail Prices Index (“RPI”) plus 3% per annum, with the entire option vesting at RPI plus 6% per annum.

(2)	Includes awards under the Man Group Performance Shares Plan (“PSP”), including performance share awards and matching awards, Man Group Co-Investment matching shares and Man Group restricted share awards. The terms of these awards are described in the narrative above under “—Fiscal 2007 Grants of Plan-Based Awards”. This column also includes deferred share rights granted to Mr. Polk and Mr. Harte under the pre-tax Co-Investment Plan in fiscal 2004.

(3)	This column shows the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List) on the trading day immediately before the date of grant, as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

(4)	The market value of these awards was determined based on $10.51 per share, the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List) on March 30, 2007, as translated into U.S. dollars based on an exchange rate of $1.8941/£1.

(5)	These 2006 share options held by Mr. Davis and Mr. Polk would ordinarily have vested on June 21, 2009, subject to satisfaction of the applicable performance criteria. These options vested in full at the completion of the initial public offering of our common shares based on satisfaction of the applicable performance criteria as of fiscal year-end 2007 and will remain exercisable for a period of 12 months following that date.

(6)	These 2006 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Healy would ordinarily have vested on June 21, 2009 based on performance achieved during fiscal 2006 through 2009 and subject to an additional one-year restriction on transfer. Approximately 36% of these awards remained eligible for vesting in 2009 at the completion of the initial public offering of our common shares and the rest was forfeited.

(7)	This 2005 share option held by Mr. Davis would ordinarily have vested on June 16, 2008, subject to satisfaction of the applicable performance criteria. This option vested in full at the completion of the initial public offering of our common shares based on satisfaction of the applicable performance criteria as of fiscal year end 2007 and will remain exercisable for a period of 12 months following that date.

(8)	These 2005 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards under the PSP held by Mr. Smith and Mr. Healy would ordinarily have vested on June 16, 2008, in each case based on performance achieved during fiscal 2005 through 2008 and subject to an additional one-year restriction on transfer. Approximately 70% of these performance share awards and matching awards remained eligible for vesting in 2008 at the completion of the initial public offering of our common shares and the rest was forfeited.

(9)	This 2004 share option held by Mr. Davis became fully exercisable in June 2007 based on the satisfaction of all applicable performance criteria as of fiscal year end 2007 and will remain exercisable for a period of 12 months following the completion of the initial public offering of our common shares.

(10)	These 2004 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards held by Mr. Davis, Mr. Smith and Mr. Healy were earned as of fiscal year 2007, subject to a restriction on transfer through June 15, 2008. The shares underlying these awards became transferable at the completion of the initial public offering of our common shares.

(11)	These 2003 performance share awards under the PSP held by Mr. Davis, Mr. Smith and Mr. Polk and performance matching awards held by Mr. Davis and Mr. Smith were earned as of fiscal 2006 but on March 31, 2007 were still subject to a one-year restriction on transfer. The shares underlying these awards became transferable in June 2007.

(12)	This table does not reflect the 284,760 and 108,246 matching share awards under the Co-Investment Plan held by Mr. Smith and Mr. Healy, respectively, that became vested and “exercisable” before fiscal 2007, but for which delivery of the underlying shares had not been requested as of March 31, 2007.

(13)	These 2006 matching share awards under the Co-Investment Plan held by Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte would ordinarily have vested on July 4, 2009, subject to a one-year restriction on transfer. Approximately 35% of the matching shares vested and became “exercisable” at the completion of the initial public offering of our common shares for a period of six months following that dated and the remainder was forfeited.

(14)	This 2005 matching share award under the Co-Investment Plan held by Mr. Smith would ordinarily have vested on July 4, 2008, subject to a one-year restriction on transfer. Approximately 68% of the matching shares vested and became “exercisable” at the completion of the initial public offering of our common shares for a period of six months following that date and the remainder was forfeited.

(15)	These 2004 matching share awards under the Co-Investment Plan held by Mr. Smith, Mr. Polk and Mr. Harte will vest on July 5, 2007, subject to a one-year restriction on transfer. The matching shares became “exercisable” at the completion of the initial public offering of our common shares for a period of six months following that date.

(16)	These 2003 matching share awards under the Co-Investment Plan held by Mr. Smith, Mr. Polk, Mr. Healy and Mr. Harte vested on June 18, 2006 but were still subject to a one-year restriction on transfer on March 31, 2007. The matching shares became transferable in June 2007.

(17)	This award of restricted shares held by Ms. Butte vested at the completion of the initial public offering of our common shares.

(18)	These awards held by Mr. Polk and Mr. Harte represent their respective right to receive Man Group shares they purchased under the pre-tax Co-Investment Plan on a deferred basis using a portion of their pre-tax fiscal 2004 cash bonus, subject to a three-year vesting period. These rights became vested and the underlying shares were released in June 2007.

Option Exercises and Shares Vested During Fiscal 2007

All values in this table were translated into U.S. dollars at a rate of $1.8941/£1.

	Option Awards		Share Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Kevin R. Davis (3)	27,900	98,822	293,598	2,223,488
Christopher J. Smith (4)	—	—	541,506	4,145,695
Ira Polk (5)	—	—	120,660	913,787
Simon P. Healy (6)	—	—	87,462	662,370
Thomas M. Harte (7)	—	—	97,116	735,483

(1)	Aggregate market value on the date of exercise (the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List)) less aggregate exercise price.
(2)	Aggregate market value on the date of transfer of shares (the official closing price as reported on the London Stock Exchange (as derived from the Daily Official List)).
(3)	Mr. Davis exercised 27,900 options with an exercise price of £2.1283 (about $4.03) and acquired shares under 168,468 vested performance share awards and 125,130 vested performance matching awards under the PSP on June 21, 2006 at an official closing price of £3.99833 (about $7.57).
(4)	Mr. Smith acquired shares under 124,794 vested performance share awards and 156,414 vested performance matching awards under the PSP and vested in and “exercised” 87,642 matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57). Mr. Smith “exercised” an additional 172,836 matching share awards on June 27, 2006 at an official closing price of £4.135 (about $7.83).

(5)	Mr. Polk acquired shares under 62,394 vested performance share awards under the PSP and 8,322 vested deferred share rights (in respect of shares purchased on a deferred basis with pre-tax fiscal 2003 bonus) under the pre-tax Co-Investment Plan and vested in and “exercised” 49,944 matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

(6)	Mr. Healy’s shares were acquired pursuant to the “exercise” of 87,642 vested matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

(7)	Mr. Harte acquired shares pursuant to 13,872 vested deferred share rights (in respect of shares purchased on a deferred basis with pre-tax fiscal 2003 bonus) under the pre-tax Co-Investment Plan and vested in and “exercised” 83,244 matching share awards under the Co-Investment Plan on June 21, 2006 at an official closing price of £3.99833 (about $7.57).

Pension Benefits

We provide retirement benefits through defined contribution plans, except that we are continuing to provide benefits consistent with one Man Group U.K. defined benefit pension plan that was closed to new participants in 1999.

U.K. Legacy Plan. In the U.K., Man Group maintained a legacy defined benefit pension plan that was closed to new participants as of 1999. Some of our U.K. employees, including Messrs. Smith and Healy, participated in this plan in fiscal 2007. In connection with the initial public offering of our common shares, we established our own U.K. defined benefit plan on substantially the same terms as the legacy Man Group plan, and the pension obligations in respect of our participating U.K. employees were transferred to us by Man Group. Our other U.K. employees are eligible to participate in our U.K. defined contribution plan, which is described below under “Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation”. The Man Group legacy U.K. defined benefit pension plan provided for benefits in the amount of 1.9% of salary for every year of service, calculated based on final salary. For employees who terminate employment with Man Group before age 60, final salary was deemed to be salary at the time of termination, increased by 5% each year until age 60. In addition after retirement, pension benefits were increased by an annual cost of living adjustment, generally between 3% and a maximum of 5% each year.

Terminated U.S. Plans. During fiscal 2007, Man Group maintained tax-qualified and non-qualified defined benefit pension plans in which our U.S. employees, including Messrs. Davis, Polk and Harte participated. Both plans were frozen, terminated and fully paid out before February 2007. The tax-qualified plan used a “cash balance” design and provided for retirement benefits based on length of service of up to 25 years and compensation. Each of Messrs. Davis, Polk and Harte received his accrued tax-qualified benefits in December 2006 in a lump sum distribution eligible for rollover to another tax-qualified retirement plan. In terminating the non-qualified plan, Man Group purchased annuity contracts in respect of the participants’ accrued benefits as of December 31, 2006 plus an amount intended to equal the additional benefits the participant would have accrued had he or she continued in the plan until age 60 (or in the case of Mr. Davis, until the 25-year service maximum). The annuity contracts purchased on behalf of Messrs. Davis, Polk and Harte have a present value of $1,758,344, $1,099,159 and $1,119,521, respectively. Although the underlying benefits are not payable until age 60, these amounts had to be reported as income for the executives when the contracts were purchased in January 2007. Accordingly, Man Group also provided these executives with additional payments to offset the resulting taxes. The amount of this tax-related payment is included in the “All Other Compensation” column of the Summary Compensation Table above. The U.S. defined benefit pension plans were frozen before Ms. Butte could become eligible to participate, so she did not receive benefits under either plan.

The following table provides information with respect to defined benefit plans in which our named executive officers participated in fiscal 2007.

Name	Man Group Plan Name	Number of Years Credited Service (#)(1)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)(2)
Kevin R. Davis	U.S. Qualified Pension Plan	5.9167	0	240,158
	U.S. Non-Qualified Plan	16.0000	0	0

Christopher J. Smith	U.K. Pension Plan	13.7500	1,097,775	0

Ira Polk	U.S. Qualified Pension Plan	20.3333	0	1,324,666
	U.S. Non-Qualified Plan	20.3333	0	0

Simon P. Healy	U.K. Pension Plan	14.8333	872,996	0

Thomas M. Harte	U.S. Qualified Pension Plan	13.6667	0	818,387
	U.S. Non-Qualified Plan	13.6667	0	0

(1)	For the U.S. Qualified Pension Plan, this represents the years of credited service as of December 31, 2006, the date the plan was terminated. For the U.S. Non-Qualified Plan, this represents the years of credited service under the plan as of December 31, 2006, the date the plan was terminated, but does not include the additional years of service used in determining the amounts of the annuity contracts, as described above.
(2)	Amounts for the U.K. Pension Plan were determined by Man Group and have been translated into U.S. dollars at a rate of $1.8941/£1.

Nonqualified Defined Contribution and Other Nonqualified Deferred Compensation

Our U.S. employees participate in a tax-qualified 401(k) defined contribution plan and most of our U.K. employees participate in a U.K. defined contribution plan. We offer these retirement benefits to our U.S. employees as the sole retirement benefit option in place of the defined benefit pension benefits previously provided by Man Group, and to our U.K. employees as a continuation of the defined contribution benefits provided by Man Group (other than for a limited number of our U.K. employees, including Messrs. Smith and Healy, who were “grandfathered” into a Man Group legacy defined benefit pension plan as described above under “—Pension Benefits”). None of our U.K. named executive officers participated in the U.K. defined contribution plan in fiscal 2007. Messrs. Smith and Healy continue to receive substantially the same defined benefit pension benefits they received under the Man Group legacy plan. Mr. Davis also has a legacy account in a U.K. defined contribution plan.

U.S. 401(k) Plan. We provide retirement benefits through a tax-qualified defined contribution retirement savings plan (“401(k) Plan”) to all eligible U.S. employees on an equal basis. Our 401(k) Plan enables employees to contribute, on a pre-tax or after-tax basis, or both, up to 50% of their base salaries, subject to federal tax limitations under the Code and for after-tax contributions, to a maximum of $8,000, to their 401(k) Plan accounts. We match employee contributions to the 401(k) Plan up to 100% of an employee’s elective pre-tax contributions, subject to a maximum of $4,000. In addition, beginning with respect to fiscal 2007, in fiscal 2008 we may make a discretionary profit-sharing contribution to the 401(k) Plan on behalf of eligible employees. An eligible employee is not required to make pre-tax or after-tax contributions to the 401(k) Plan to be eligible to receive a discretionary profit contribution. Matching and discretionary profit-sharing contributions vest at the rate of 20% for each year starting in the second year of service, with full vesting to occur after completion of six years of service. The 401(k) Plan also allows our managers to make fully-vested discretionary bonus profit-sharing contributions to eligible employees. We do not currently anticipate that any bonus profit-sharing contributions will be made. We do not currently provide, and do not currently anticipate providing, a non-qualified arrangement for contributions above 401(k) plan limits.

U.K. Defined Contribution Plan. Our U.K. defined contribution plan (“U.K. Plan”) is governed by U.K. law, and as such is not considered to be tax-qualified for U.S. reporting purposes. The U.K. Plan allows eligible U.K. employees to contribute, on a pre-tax basis, up to certain percentages of their base salaries. We make matching contributions for employees who contribute a minimum of 2.5% of base salary, up to the following amounts based on years of service: for employees with less than two years of service, we contribute 5% of base salary; for employees with from two to nine years of service, we contribute up to 10% of base salary; and for employees with more than nine years of service, we contribute up to 14% of base salary. The U.K. Plan may waive the service conditions applicable to matching contribution levels with respect to any employee to the extent required to comply with the Transfer of Undertakings (Protection of Employment) regulations or other local laws.

Legacy U.K. Account. Mr. Davis has a legacy account in a U.K. retirement arrangement known as a “small self-administered pension scheme”. This arrangement relates to the period of his employment with Man Group in the U.K. and is tax-advantaged in the U.K. This plan allowed a group of shareholding Man Group directors and senior executives, including Mr. Davis, to make pre-tax contributions of cash and Man Group shares to a pooled investment fund that was controlled by them and not subject to many of the investment restrictions applicable to traditional U.K. pension plans. The plan also allowed discretionary contributions by Man Group. Contributions to Mr. Davis’s account ceased in 2001 when he transferred to the U.S., but his account will continue to accrue earnings until payment. Mr. Davis may elect to receive benefits from the plan starting at age 55, including through purchasing an annuity or, in part, in a tax-free lump sum, in each case subject to maximum benefit levels under U.K. pensions law (taking into account total benefits payable from other pensions).

The following table shows information about Mr. Davis’s legacy U.K. account in the nonqualified deferred compensation plan described above. None of our other named executive officers participated in nonqualified deferred compensation plans in fiscal 2007. Amounts in this table have been translated into U.S. dollars at a rate of $1.8941/£1.

Name	Executive Contributions in Fiscal 2007 ($)	Registrant Contributions in Fiscal 2007 ($)	Aggregate Earnings in Fiscal 2007 ($)(1)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at March 31, 2007 ($)
Kevin R. Davis	0	0	2,228,894	0	10,242,935

(1)	Earnings arise principally from the dividends and increase in value of 765,000 Man Group shares that were contributed to the plan when it was established.

Potential Payments on Termination and Change in Control

Our named executive officers would be entitled to payments and benefits upon a termination of employment under certain circumstances and upon a future change in control. These potential payments and benefits may be provided pursuant to the terms of their employment arrangements with us and/or the award agreements applicable to the IPO Awards granted in connection with the initial public offering of our common shares.

Employment Agreements

Employment Agreements. The following paragraphs describe the termination entitlements under the terms of our employment agreements with each of Mr. Davis, Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte.

If one of our named executives resigns for “good reason” or is terminated without “cause”, the executive will be entitled to the following:

•

Payment of the executive’s accrued and unpaid compensation and a pro rata bonus based on the executive’s average annual cash bonus for the prior three years (including any bonuses received from Man Group or its affiliates prior to the offering);

•

A lump sum payment equal to a multiple of the executive’s base salary and average annual cash bonus for the prior three years (including any bonuses received from Man Group or its affiliates prior to the offering). The applicable severance multiple is three for Mr. Davis and two for each of Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte;

•

Continued health insurance for the executive, the executive’s spouse and the executive’s dependents. Mr. Davis is entitled to three years of extended coverage and Mr. Smith, Ms. Butte, Mr. Polk, Mr. Healy and Mr. Harte are each entitled to two years of extended coverage; and

•	Accelerated vesting of the executive’s equity-based awards, including his or her IPO Awards.

For the purposes of the employment agreements and IPO Awards, (1) “cause” generally means an intentional failure to substantially perform his or her duties, engaging in illegal or gross misconduct in connection with our business, entering a guilty or no-contest plea to a felony, willful and material breach of our code of conduct and business ethics or of the restrictive covenants in these agreements, willfully obstructing a governmental, self-regulatory or board authorized investigation or the executive being disqualified from serving in a capacity that is reasonably necessary to perform his or her obligations to us and (2) “good reason” generally means any material adverse change in the officer’s employment with us, a failure by us to provide the officer with certain specified responsibilities, a relocation of the officer’s place of employment by more than 35 miles, failure to cause a successor to assume these agreements or any material breach of these agreements by us.

The employment agreements do not have a change-in-control or similar trigger. However, payments owed to an executive on termination may be subject to an additional “golden parachute” excise tax under Section 4999 of the Code if they follow a change-in-control. The employment agreements provide that, if any payments or benefits are subject to the Section 4999 tax, the payments will be increased so that the executive is not affected by the tax. However, if tax could be avoided by reducing the payments to the executive by less than 5%, the agreements provide for such a reduction.

Each of our named executives is entitled to accelerated vesting of his or her equity based awards, including the IPO Awards, in the case of termination due to death or disability. Upon termination due to death or disability, the named executive shall also be entitled to a payment of any accrued and unpaid compensation and a pro rata bonus based on the executive’s average annual cash bonus for the prior three years (including any bonuses received from Man Group or its affiliates prior to the offering).

Each of our named executives will be subject to non-solicitation of customers and employees and non-competition requirements for a period of one year following termination of employment.

Quantification of Termination Payments and Benefits. The following table details the payments the named executive officers would be provided under the employment agreements if their employment had been terminated on March 30, 2007 under the circumstances described. For this purpose, we have treated the employment agreements with our named executives as being in effect on that date.

Name	Pro Rata Annual Bonus ($)(1)	Severance ($)(2)	Continued Health Insurance and Benefits ($)(3)	Total ($)
Kevin R. Davis
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	5,393,854	18,116,561	51,000	23,561,415
Death or Disability	5,393,854	—	—	5,393,854
Christopher J. Smith
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	3,839,404	8,815,268	9,000	12,663,672
Death or Disability	3,839,404	—	—	3,839,404
Amy S. Butte
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	2,000,000	6,000,000	34,000	8,034,000
Death or Disability	2,000,000	—	—	2,000,000
Ira Polk
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	1,361,272	3,372,579	34,000	4,767,851
Death or Disability	1,361,272	—	—	1,361,272
Simon P. Healy
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	3,722,467	7,962,023	9,000	11,693,490
Death or Disability	3,722,467	—	—	3,722,467
Thomas M. Harte
By Us for Cause or by Executive without Good Reason	—	—	—	—
By Us without Cause or by Executive for Good Reason	1,309,992	3,170,572	34,000	4,514,564
Death or Disability	1,309,992	—	—	1,309,992

(1)	These values are based on the average discretionary annual cash bonuses paid for fiscal 2004, 2005 and 2006 (or such fewer years as the executive was employed by us), except that the value for Ms. Butte reflects the amount of her guaranteed bonus for 2007 and the value for Mr. Healy also includes his aggregate annual payments under his quarterly performance arrangement for those years. These pro rata bonus amounts would have been in lieu of the actual annual bonuses paid to our named executives for fiscal 2007 included in the Summary Compensation Table. Amounts paid to Mr. Smith and Mr. Healy were translated into U.S. dollars at a rate of $1.8941/£1.
(2)	These values are based on the bonus values used to calculate the pro rata bonus amounts described above and the base salaries in effect on March 30, 2007. Salary for Mr. Smith was translated into U.S. dollars at a rate of $1.8941/£1.

(3)	These values are merely estimates and are based on approximate costs of medical, dental, hospitalization, life and disability insurance plans, as applicable in the U.S. or the U.K., for fiscal 2008. These values do not reflect any vested or accrued benefits to which the executives are otherwise entitled under terms of the applicable benefit plans.

As discussed under the heading “—Employment Agreements”, employment agreements with our named executives provide that, if any payments or benefits are subject to the Section 4999 tax, the payments will be increased so that the executive is not affected by the tax. If our named executives subject to taxation in the United States had been terminated by us without “cause” or voluntarily terminated with “good reason” on March 30, 2007 and the Section 4999 excise tax applied because of a change-in-control, Mr. Davis would have been entitled to an additional payment of about $9,078,479, Ms. Butte would have been entitled to an additional payment of about $2,940,122, and neither Mr. Polk nor Mr. Harte would have received payments in amounts that would have triggered the application of the excise tax.

The preceding table does not include the treatment of outstanding Man Group share-based awards. Some of these awards will vest as a result of the completion of the offering, and some will be forfeited. For a discussion of the treatment of these awards, please see “—Compensation Discussion and Analysis—Transition Policies”.

IPO Awards

No IPO Awards were granted or outstanding in fiscal 2007. We granted IPO Awards under our LTIP as part of the initial public offering of our common shares. The termination and change in control provisions of these awards are described in the following paragraphs. A description of other terms applicable to the IPO Awards is found above under “—Compensation Discussion and Analysis—Transition Policies”.

Restricted Share Units. IPO Awards granted in the form of restricted share units vest in full upon the grantee’s death or disability. The restricted share units vest with respect to a pro rata portion (but not less than one-third) if the grantee is terminated due to redundancy or retires, and all restricted share units will be immediately forfeited upon a termination for cause. In addition, our compensation committee has the discretion to provide for continued vesting or accelerated vesting of a pro rata portion (but not less than one-third) of the restricted share units for grantees who resign voluntarily with our prior consent, and to provide for accelerated vesting of all outstanding restricted share units for grantees who retire after a certain period of service. Shares underlying restricted share units will generally be delivered on the six-month anniversary of vesting, except in the case of death or a change in control. The restricted share units are subject to forfeiture for violations of any specific noncompetition, nonsolicitation and confidentiality covenants applicable to the grantee, which in the case of our named executives are the same as the restrictive covenants in their employment agreements with us.

Share Options. IPO Awards granted in the form of share options vest in full upon the grantee’s death or disability. The share options vest with respect to a pro rata portion (but not less than one-third) of the option if the grantee is terminated due to redundancy, and all options (whether or not then vested) will be immediately forfeited and cease to be exercisable, as applicable, upon a termination for cause. In addition, our compensation committee has the discretion to provide for continued vesting or accelerated vesting of a pro rata portion (but not less than one-third) of the option for grantees who retire after a certain period of service. The post-termination exercise period for vested options will be limited to one year in the case of a termination for death or disability, three years on a termination for redundancy, five years for retirement, and 90 days for any other termination (other than for cause), in each case subject to the original term of the option. The share options are subject to forfeiture for violations of any specific noncompetition, nonsolicitation and confidentiality covenants applicable to the grantee, which in the case of our named executives are the same as the restrictive covenants in their employment agreements with us.

Restricted Shares. The restricted shares granted to our employees who did not receive IPO Awards of share options and restricted share units will be forfeited if the employee terminates employment with us for any reason before the end of the one-year restricted period, unless our compensation committee uses its discretion to waive the forfeiture condition. These restricted shares are not subject to any noncompetition, nonsolicitation or confidentiality covenants.

Change in Control Provisions. All awards under the LTIP, including the IPO Awards and the restricted share awards to our other employees, will become fully vested and exercisable, as applicable, in the event of a future change in control of MF Global (as defined in the LTIP). We believe these protections are appropriate for the incentive and retention purposes of these initial IPO Awards. However, our compensation committee has full discretion to provide additional conditions to vesting for any future awards under the LTIP, as described below under “—2007 Long Term Incentive Plan”.

2007 Long Term Incentive Plan

In connection with the initial public offering of our common shares, we adopted a 2007 Long Term Incentive Plan, or LTIP, which was approved by our board of directors and Man Group as our sole shareholder prior to the completion of the offering. The LTIP is an omnibus equity incentive plan, designed to allow for a broad range of equity-based compensation awards, which affords us the flexibility to compensate our officers, directors, employees and other service providers in connection with the initial public offering of our common shares and in the future. The LTIP is intended to accomplish the following major objectives:

•	further align the interests of employees, officers and directors with the interests of our other shareholders;

•	sustain a highly entrepreneurial culture that offers excellent opportunities for employees who contribute to the long-term growth of our business to share in that success;

•	provide a mechanism for our key employees and directors to invest in our shares on an ongoing basis; and

•	assist us in attracting, retaining and motivating our employees, officers and directors.

The following is a description of the material terms of the LTIP, which is qualified in its entirety by reference to the form of LTIP that has been filed as an exhibit to, and incorporated by reference into, the registration statement of which this prospectus is a part. See “Where You Can Find Additional Information”.

Award Types and Grantees. The LTIP provides for equity compensation awards in the form of share options, share appreciation rights (also called SARs), restricted shares, restricted share units, performance awards, cash-based awards and other awards (collectively, “Awards”) to our eligible employees, consultants and directors, or other individuals who will provide services to us, each as determined by the Committee (defined below). Each Award will be evidenced by an award agreement, which will govern that Award’s terms and conditions as determined by the Committee.

Duration. The LTIP will terminate, and no additional Awards will be granted after the tenth anniversary of its effective date (unless earlier terminated by the board or the Committee). The termination of the LTIP will not affect previously granted Awards.

Administration. The LTIP will be administered by the compensation committee of our board, or any successor committee, or another committee of our board of directors appointed or designated by the board of directors (the “Committee”). The Committee may delegate its powers to a subcommittee or any person who is not a member of the Committee or to any administrative group. Any such delegation will be made with consideration of Section 162(m) of the Internal Revenue Code, Rule 16b-3 of the Exchange Act, and other applicable securities laws.

The Committee has broad authority to administer and interpret the plan, including the authority to select individuals to whom awards are granted, determine the types of Awards and number of common shares covered, and determine the terms and conditions of Awards, including the applicable vesting schedule and conditions and whether the Award will be settled in cash, shares, other Awards, other property or a combination of the foregoing. The Committee may amend any outstanding Award, including, without limitation, by amendment which would accelerate the time or times at which the Award becomes unrestricted or may be exercised, or waive or amend any goals, restrictions or conditions on the award. All decisions of the Committee are binding on all persons.

Shares Reserved for Issuance. Subject to adjustment, the LTIP authorizes up to 24,000,000 common shares to be issued in connection with grants of Awards. Beginning in calendar year 2009, the aggregate number of common shares subject to the LTIP will be increased on the first day of each fiscal year during its term by the excess of (a) 20% of the aggregate number of common shares outstanding on the last day of the immediately preceding fiscal year over (b) the aggregate number of common shares covered by the LTIP as of such date (unless the Committee should decide to increase the number of common shares subject to the LTIP by a lesser amount). The common shares offered under the LTIP may be authorized but unissued shares, treasury shares, shares purchased on the open market or otherwise. Each share option and share appreciation right granted under the plan will reduce the number of shares available by one share, and each Award other than a share option or share appreciation right granted under the plan will reduce the number of shares available by three shares. To the extent any Award based on our common shares expires or terminates without having been exercised in full, is forfeited or is settled in cash or property other than our common shares, and to the extent shares under an Award are not issued due to payment or withholding obligations, those shares will be available for other Awards. Any shares subject to Awards that we grant through the assumption or substitution of awards previously granted by an acquired entity will not be counted against the common shares reserved under the LTIP. As of the date hereof, no shares or Awards have been granted under the LTIP. The expected amounts and terms of Awards under the LTIP to be made to our executives in connection with the completion of this offering are described above under “—Compensation Discussion and Analysis—Transition Policies—IPO Awards”.

The LTIP provides that the maximum number of our common shares for which options and share appreciation rights may be granted to any single grantee in any calendar year may not exceed 1.6 million (assuming a per share price equal to the mid-point of the estimated price range set forth on the cover of this prospectus). The maximum number of common shares subject to Awards of incentive share options under the LTIP may not exceed 24 million (assuming a per share price equal to the mid-point of the estimated price range set forth on the cover of this prospectus).

Adjustments. In the event of any change in the number of issued shares (or issuance of shares other than common shares) by reason of any forward or reverse share split, subdivision or consolidation, or share dividend or bonus issue, recapitalization, reclassification, merger, amalgamation, consolidation, split-up, spin-off, reorganization, combination, exchange of shares, the issuance of warrants or other rights to purchase shares or other securities, or any other change in corporate structure or in the event of any extraordinary distribution (whether in the form of cash, shares, other securities or other property) (each, an “Adjustment Event”), then the Committee shall equitably adjust the number or kind of shares that may be issued under the LTIP, and any or all of the terms of an outstanding Award (including the number of shares covered by such outstanding Award, the type of property to which the Award is subject and the option or reference price of such Award), and such adjustments will be final, conclusive and binding for all purposes of the LTIP. In connection with an Adjustment Event, the Committee is also entitled to cancel outstanding Awards in exchange for cash or other property equal to the fair market value of a share, reduced by any applicable exercise or reference price.

Share Options and SARs. The LTIP provides for grants of options intended to qualify as incentive share options (within the meaning of Sections 421 and 422 of the Internal Revenue Code), non-qualified share options, and SARs. Incentive share options may be granted only to employees. Options entitle the grantee to purchase our common shares at the exercise price specified by the Committee in the grantee’s award agreement. SARs may entitle the grantee to receive common shares, cash or other property equal in value to the appreciation of the common shares over the reference price specified by the Committee in the grantee’s award agreement.

The exercise price of an option and the reference price of a SAR (other than an assumed or substitute award) may not be less than the fair market value of a common share on the date of grant, and each option and SAR will have a term to be determined by the Committee not to exceed ten years. Incentive share options granted to employees who own more than 10% of our combined voting power at the time of grant may not have an exercise price that is less than 110% of the fair market value of a common share on the date of grant and may not have a term longer than five years. Options and SARs will become vested and exercisable as and when specified in the grantee’s award agreement. Outstanding and exercisable options and SARs may be exercised as determined by the Committee. Other than in connection with an Adjustment Event, any reduction in the exercise or reference price of outstanding share options and share appreciation rights will require the approval of our shareholders.

Restricted Shares. The LTIP provides for Awards of restricted shares. A restricted share is a common share that is registered in the grantee’s name, but that is subject to certain transfer and/or forfeiture restrictions for a period of time as specified in the grantee’s award agreement. The recipient of a restricted share will have the rights of a shareholder (including the right to vote the shares), subject to any restrictions and conditions specified by the Committee in the grantee’s award agreement, except that unless the Committee determines otherwise, all ordinary cash dividends paid upon any restricted share prior to its vesting will be retained by us for the account of the relevant grantee and upon vesting will be paid to the relevant grantee, and all dividends or other distributions of shares or other property paid upon any restricted share prior to its vesting will be subject to the same restrictions as the restricted share to which it relates.

Restricted Share Units. The LTIP provides for Awards of restricted share units. A restricted share unit is an unfunded, unsecured right to receive one common share (or at the Committee’s discretion, cash or other securities or property) at a future date upon satisfaction of the conditions specified by the Committee in the grantee’s award agreement. Awards of restricted share units will contain such restrictions, terms and conditions as specified in the grantee’s award agreement. Unless the Committee determines otherwise in an award agreement, during the period before a restricted share unit is paid, all ordinary cash dividends that would have been paid upon any share underlying a restricted share unit will be retained by us for the account of the relevant grantee and upon vesting will be paid to the relevant grantee.

Performance Awards. The LTIP provides for Awards of performance awards, which are Awards which may be earned upon achievement or satisfaction of performance conditions specified by the Committee. Performance awards may be denominated in cash, restricted shares, restricted share units or a combination, and any other Award may be a performance award if the Committee determines its vesting, settlement or other terms will be subject to performance conditions. Additionally, the LTIP specifies certain performance criteria intended to satisfy the requirements for deductibility under Section 162(m) of the Code that may apply to Awards granted to certain of our executive officers. These performance criteria include: earnings per share, net earnings, operating earnings, unit volume, net sales, market share, balance sheet measurements, revenue, economic profit, cash flow, cash return on assets, shareholder return, return on equity or return on capital, which may be in respect of the performance of us, any of our affiliates, subsidiaries or a combination, or based on our performance as compared to the performance of our peer companies. The Committee generally has the power to modify the performance criteria applicable to a performance award after they have been established as may be appropriate, including, for example, to reflect Adjustment Events, accounting or tax law changes and other extraordinary or nonrecurring events, and any other circumstances deemed relevant to the Committee. Any performance award intended to satisfy the requirements for deductibility under Section 162(m) of the Code may not be adjusted upwards and payment will be conditioned on the Committee’s written certification that the applicable performance criteria were satisfied.

Cash-Based Awards. The LTIP provides for Awards of cash-based awards that are not based on or payable in our common shares, on terms that may include the achievement of specific performance goals, as determined by the Committee. The maximum aggregate amount awarded or credited with respect to cash-based awards to any individual grantee in any one calendar year may not exceed $25 million of face value.

Other Awards. The LTIP provides for the grant of other types of equity-based or equity related awards (including unrestricted common shares) as determined by the Committee.

Effect of a Termination of Employment. The Committee will specify the effect of a termination of employment on a grantee’s Awards in the applicable award agreements. Whether a grantee has experienced a termination of employment for purposes of Awards under the LTIP will be as determined by the Committee.

Change in Control. Unless the Committee determines otherwise in an award agreement, in the event of a “Change in Control” (as such term is defined in the LTIP and described below), each option and SAR will accelerate and be deemed fully vested and exercisable, the restrictions on restricted shares and restricted share units will lapse, all performance conditions will be deemed satisfied in full such that all performance awards denominated in shares or cash will accelerate and be paid out to grantees within ten days after the effective date of the Change in Control, all other awards will immediately vest and be paid, and the Committee may determine that all outstanding Awards will be cancelled and paid out in cash, shares or other property within a reasonable time after the Change in Control.

The LTIP defines a “Change in Control” as the occurrence of any one of the following events, provided that Man Group and its subsidiaries will be excluded from triggering provision (ii) or clause (B) of provision (iii) until after the first time the number of common shares owned by Man Group falls below 15% of the total voting power of MF Global:

(i)	individuals who, on the effective date of the LTIP, constitute our board (the “incumbent directors”) ceasing for any reason to constitute at least a majority of our board, provided that any person becoming a director subsequent to the effective date of the LTIP, whose election or nomination for election was approved by a vote of at least two-thirds of the incumbent directors then on our board (either by a specific vote or by approval of our proxy statement in which such person is named as a nominee for director, without written objection to such nomination) will be deemed to be an incumbent director; provided, however, that no such subsequently elected or nominated individual initially elected or nominated as a director of MF Global as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than our board will be deemed to be an incumbent director;

(ii)	any person is or becomes a beneficial owner, directly or indirectly, of our securities representing 30% or more of the combined voting power of MF Global’s then outstanding securities eligible to vote for the election of our board (the “company voting securities”); provided, however, that the event described in this paragraph (ii) will not be deemed to be a Change in Control by virtue of any of the following acquisitions: (A) by MF Global or any “subsidiary” (as defined in the LTIP), (B) by any employee benefit plan (or related trust) sponsored or maintained by MF Global or any subsidiary, (C) by any underwriter temporarily holding securities pursuant to an offering of such securities, (D) pursuant to a non-qualifying transaction (as defined in paragraph (iii)), (E) pursuant to any acquisition by a grantee or any group of persons including a grantee (or any entity controlled by a grantee or any group of persons including a grantee), or (F) a transaction (other than one described in (iii) below) in which company voting securities are acquired from MF Global, if a majority of the incumbent directors approve a resolution providing expressly that the acquisition pursuant to this clause (F) does not constitute a Change in Control under this paragraph (ii);

(iii)	the consummation of an amalgamation, merger, consolidation, statutory share exchange or similar form of corporate transaction involving MF Global or any of its subsidiaries that requires the approval of our shareholders, whether for such transaction or the issuance of securities in the transaction (a “business combination”), unless immediately following such business combination: (A) at least 50% of the total voting power of (x) the corporation resulting from such business combination (the “surviving corporation”), or (y) if applicable, the ultimate parent corporation that directly or indirectly has beneficial ownership of at least 80% of the voting securities eligible to elect directors of the surviving corporation (the “parent corporation”), is represented by company voting securities that were outstanding immediately prior to such business combination (or, if applicable, is represented by shares into which such company voting securities were converted pursuant to such business combination), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such company voting securities among the holders thereof immediately prior to the business combination, (B) no person (other than any employee benefit plan (or related trust) sponsored or maintained by the surviving corporation or the parent corporation), is or becomes the beneficial owner, directly or indirectly, of 30% or more of the total voting power of the outstanding voting securities eligible to elect directors of the parent corporation (or, if there is no parent corporation, the surviving corporation), and (C) at least half of the members of the board of directors of the parent corporation (or, if there is no parent corporation, the surviving corporation) following the consummation of the business combination were incumbent directors at the time of the Board’s approval of the execution of the initial agreement providing for such business combination (any business combination which satisfies all of the criteria specified in (A), (B) and (C) above will be deemed to be a “non-qualifying transaction”); or

(iv)	our shareholders approve a plan of complete liquidation or dissolution of us or the consummation of a sale of all or substantially all of our assets.

Notwithstanding the foregoing, a Change in Control will not be deemed to have occurred solely because any person became the beneficial owner of more than the permitted amount of the outstanding company voting securities as a result of the acquisition of company voting securities by us which, by reducing the number of company voting securities outstanding, increases the proportional number of shares beneficially owned by that person; provided that if a Change in Control would occur (but for the operation of this paragraph) as a result of the acquisition of company voting securities by us, and after such share acquisition by us that person becomes the beneficial owner of any additional company voting securities which increases the percentage of the then outstanding company voting securities beneficially owned by that person, then a Change in Control will be deemed to have occurred.

Non-Transferability. Awards granted under the LTIP are generally non-transferable and, in the case of options and SARs, may be exercised, during a grantee’s lifetime, only by the grantee or the grantee’s legal representative.

Deferral of Awards. The Committee may establish procedures to provide that cash, shares, other securities, other Awards under the LTIP, other property, and other amounts payable with respect to an Award under the LTIP will be deferred either automatically, or at the election of the grantee or the Committee.

Dividend Equivalent Rights. The Committee may in its discretion include in the award agreement a dividend equivalent right entitling the grantee to receive amounts equal to the dividends that would be paid, during the time such Award is outstanding, on our common shares covered by such Award as if such shares were then outstanding.

No Rights as Shareholders. Grantees generally have no rights as shareholders until our common shares have been delivered in respect of vested Awards.

Awards to Non-U.S. Grantees. The Committee may modify the terms of award agreements, develop sub-plans and take such other actions it deems advisable to provide that Awards to grantees employed outside of the United States comply with applicable non-U.S. law.

Amendment, Modification, Termination. The Committee or our board may from time to time alter, amend, modify, suspend or terminate the LTIP, provided that no such action will increase the number or shares available for Awards under the LTIP or make any other change where shareholder approval is required by any applicable law, rule or regulation of the stock exchange on which our shares are traded, unless our shareholders approve such action, and other than actions taken for certain federal tax and accounting purposes, no such action will adversely impair or affect the rights of a holder of an outstanding Award under the LTIP without the holder’s consent.

U.S. Federal Income Tax Consequences of the LTIP. The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to Awards granted to grantees subject to taxation in the United States. The grant of an option or share appreciation right will create no tax consequences for the grantee or MF Global (or the applicable employing affiliate). Upon exercising an option, other than an incentive share option, the grantee will generally recognize ordinary income equal to the difference between the exercise price and the fair market value of the shares acquired on the date of exercise and MF Global (or the applicable employing affiliate) generally will be entitled to a tax deduction in the same amount. A grantee generally will not recognize taxable income upon exercising an incentive share option and MF Global (or the applicable employing affiliate) will not be entitled to any tax deduction with respect to an incentive share option if the grantee holds the shares for the applicable periods specified in the Internal Revenue Code. With respect to other awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee will generally recognize ordinary income equal to the cash or the fair market value of shares or other property delivered. MF Global (or the applicable employing affiliate) generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.

2007 Employee Stock Purchase Plans

Our board of directors adopted our 2007 Employee Share Purchase Plan (“2007 ESPP”) and our U.K. Sharesave Plan (“2007 Sharesave Plan”) in connection with the initial public offering of our common shares. Our 2007 ESPP is intended to qualify under Section 423 of the Internal Revenue Code. Our 2007 Sharesave Plan is a save-as-you-earn share option plan designed to be approved by the U.K. Inland Revenue in accordance with applicable U.K. law and was established as a sub plan of our 2007 ESPP. Our 2007 ESPP and our 2007 Sharesave Plan enable our eligible U.S. and U.K. employees to purchase our common shares at a discount through payroll deductions and both plans are administered by a committee of at least three of our employees, officers and/or directors as designated by our board.

We have reserved a total of 1.2 million common shares for issuance under the 2007 ESPP and any sub plan, including the 2007 Sharesave Plan which amount will increase each fiscal year beginning on April 1, 2009 by the lesser of 500,000 shares, 0.5% of our outstanding shares or any lesser amount of shares determined by our board, except that no annual increase will apply after the tenth anniversary of the effective date of the 2007 ESPP. The plans became effective as of the completion of the initial public offering of our common shares, subject to any required approvals of the 2007 Sharesave Plan by the U.K. taxing authorities, but we do not expect to commence an offering period under either plan before the third quarter of fiscal 2008.

2007 ESPP

Eligibility.    All of our U.S. employees who are scheduled to work at least 20 hours a week for at least 5 months each year with us are eligible to participate in the 2007 ESPP.

Offering Periods.    Eligible employees may begin participating in the 2007 ESPP at the start of any offering period. Offering periods will generally start on January 1 each year and will last one year.

Amount of Contributions and Exercise.    Under the 2007 ESPP, participants are able to purchase our common shares through after-tax payroll deductions from 1% to 15% of base salary each month. At the end of the offering, participants may elect to withdraw some or all of their savings in cash or to exercise their option to purchase up to 500 of our common shares (or any other maximum number of shares determined by the plan committee from time to time). Purchases of our common shares will occur on the last day in the offering period. However, the value of the shares purchased in any calendar year (measured as of the beginning of the applicable offering period) may not exceed $25,000 and share purchases are limited if a participant, as a result of such purchase, would possess more than 5% of our parent’s or any of our subsidiaries’ total combined voting power.

Purchase Price.    The purchase price for common shares under our 2007 ESPP will be the lower of the closing price of our common shares on (1) the trading day on or immediately before the first day of the offering period or (2) on the trading day on or immediately before the last day of the offering period, in each case less a discount of 15%.

Other Provisions.    Employees may end their participation in the 2007 ESPP at any time. Participation ends automatically upon any termination of employment with us other than death. If a change in control occurs, the current offering period will end and shares will be purchased with the payroll deductions accumulated by participants through the day prior to the effective time of the change in control, unless the 2007 ESPP is assumed by our successor or the participant elects to withdraw his or her savings in cash. Our board of directors (or a committee of our board) may amend or terminate the 2007 ESPP at any time. Any increase to the number of common shares reserved for issuance under the 2007 ESPP will require the approval of our shareholders. Our 2007 ESPP will terminate on the tenth anniversary of the date it is approved by our shareholders unless terminated earlier by the board.

2007 Sharesave Plan

Eligibility.    All of our U.K. full and part-time employees are eligible to participate in the 2007 Sharesave Plan.

Invitation Periods.    Eligible employees may generally begin participating in the 2007 Sharesave Plan at the start of any invitation period. Unless otherwise determined by the committee, each invitation period will start on January 1 each year and will last 6 months.

Amount of Contributions and Exercise.    Our 2007 Sharesave Plan permits eligible employees to purchase our common shares through a savings contract under which they agree to make fixed monthly payroll deductions of between £10 and the maximum amount permitted under U.K. law (currently £250) for a savings period of either three or five years. Each participant will be granted an option covering the number of our common shares that may be purchased with the savings accumulated as of the end of the savings period plus a tax-free lump sum “bonus” (which is equivalent to interest). The option to purchase common shares under the 2007 Sharesave Plan will generally become exercisable for a period of six months starting at the end of the applicable three or five year period, and, if not exercised by the end of that period, will lapse. Early exercise of 2007 Sharesave Plan will be permitted upon death or reaching age 60, under certain “good leaver” circumstances, including retirement, disability and redundancy and certain corporate divestitures.

Purchase Price.    The purchase price for common shares under our 2007 Sharesave Plan will be no less than (1) the closing price of our common shares on the trading day immediately before the first day of the offering period less a discount of 20% or (2) the nominal value of a share.

Other Provisions.    Employees may withdraw from the 2007 Sharesave Plan at any time. Participation ends automatically upon any termination of employment for cause or voluntary resignation. If a change in control occurs, outstanding options that are not assumed or replaced by any successor entity will become exercisable immediately before the change in control. Our board of directors may amend or terminate the 2007 Sharesave Plan at any time, subject to any required approvals by the U.K. taxing authorities. The 2007 Sharesave Plan will continue in effect for 10 years, unless the board of directors decides to terminate the plan earlier.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

Man Group, through Man Group U.K. Limited, owned 100% of our common shares immediately prior to the recent initial public offering of our common shares. After selling 80.3% of our outstanding common shares in the offering, Man Group owns 19.6% of our outstanding common shares, which could be reduced to 11.5% if the underwriters exercise in full their option to purchase additional common shares in the initial public offering, which option expires on August     , 2007.

The following table sets forth information, as of the date of this prospectus, regarding the beneficial ownership of our common shares for:

•	each person who is known by us to own beneficially 5% or more of our outstanding common shares;

•	each of our directors and each of our named executive officers (unless otherwise indicated, the business address of each such person is 717 Fifth Avenue, New York, NY 10022); and

•	all of our directors and executive officers as a group.

This table assumes that the option granted to the underwriters to purchase up to an additional 9,737,977 shares from Man Group U.K. Limited, to the extent this option has not been exercised by the date of this prospectus, is not exercised.

Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power over securities. Common shares subject to options or warrants that are currently exercisable or exercisable within 60 days of the date of this prospectus are considered outstanding and beneficially owned by the person holding the options for the purposes of computing the percentage ownership of that person, but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except in cases where community property laws apply or as indicated in the footnotes to this table, we believe that each shareholder identified in the table possesses sole voting and investment power over all our common shares shown as beneficially owned by that shareholder. Percentage of beneficial ownership is based on the pro forma number of our common shares outstanding as of the date of this prospectus after giving effect to the Separation and Recapitalization transactions.

Name and Address of Beneficial Owner	Common Shares Beneficially Owned
	Shares		Percentage
Man Group plc(1)	23,726,182		19.6%
Directors and Executive Officers:
Kevin R. Davis	—		—
Alison J. Carnwath	*	(2)	*	(2)
Christopher J. Smith	—		—
Amy S. Butte	—		—
Edward L. Goldberg	—		—
Simon P. Healy	—		—
Thomas M. Harte	—		—
Laurence R. O’Connell	—		—
Ira Polk	—		—
All directors and executive officers as a group (9 persons):	*		*

*	Represents less than 1%.
(1)	Man Group’s address is Sugar Quay, Lower Thames Street, London, EC3R 6DU, United Kingdom. Man Group is the beneficial owner of all our common shares owned of record by Man Group UK Limited. Man Group is managed, and its investment decisions are made, by its board of directors. Man Group plc is a public company listed on the London Stock Exchange.
(2)	Represents 80,000 restricted shares Ms. Carnwath is deemed to beneficially own following her initial award of restricted shares granted on the date of the consummation of the initial public offering of our common shares. Ms. Carnwath has voting rights, but not dispositive rights, with respect to these shares. These restricted shares will vest in full after a period of three years, subject to Ms. Carnwath’s continued service as a member of our board of directors.
(3)	Does not include up to 6,667 common shares that may be issued to Mr. Goldberg if he elects to receive his $250,000 annual retainer for his first year of service in the form of common shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Relationship with Man Group

Prior to the initial public offering of our common shares, we operated as a division of Man Group and were known as “Man Financial”. Man Group is a public company incorporated in the United Kingdom whose shares are listed on the London Stock Exchange. In addition to its brokerage division, Man Group operates an asset management division, known as “Man Investments”. Man Investments is a specialist asset manager and a leading global provider of alternative investment products to private and institutional investors. In connection with the initial public offering, our business—Man Group’s brokerage division—was reorganized under a new holding company—MF Global Ltd.—and separated from Man Group. Going forward, we will conduct our business independently of Man Group under the name “MF Global”. The agreement governing our separation is described below under “—Master Separation Agreement”.

For many years, we have provided services to a large number of collective investment vehicles or investment products for which Man Investments Limited acts as investment manager, investment adviser or in other capacities. These investment products are independently governed legal entities—they do not form part of, nor are they controlled by, Man Investments Limited or Man Group. We also provide execution and clearing services to Man Group itself and certain of its subsidiaries. We provide these services to the independent investment products and to Man Group on an arm’s-length commercial basis and we expect to continue to provide these services on substantially the same basis following the initial public offering. See “—Ongoing Commercial Relationship with Man Group” below.

Historically, Man Group has provided financial and administrative support to us. In connection with the initial public offering, we entered into several transitional services agreements with Man Group pursuant to which Man Group agreed to continue to provide us with administrative support for certain corporate functions, such as corporate-level coordination and support services related to our global risk-management activities, tax administration, corporate secretarial services and insurance management, for a limited transition period. Although we believe the terms of these agreements contain commercially reasonable terms that could have been negotiated with an independent third party, the terms of these agreements may later prove to be more or less favorable than arrangements we could make to provide these services internally or to obtain them from unaffiliated service providers in the future.

We have filed as exhibits to this registration statement, of which this prospectus is a part, the agreements described below. We summarize these agreements below, which summaries are qualified in their entirety by reference to the full text of the agreements.

Master Separation Agreement

We have entered into a master separation agreement with Man Group that governs the principal terms of the separation of our business from Man Group.

The master separation agreement and other agreements contain important provisions regarding our relationship with Man Group following the completion of these transactions, including provisions relating to non-competition and non solicitation, access and confidentiality. The master separation agreement also provides Man Group with significant shareholder rights, as described below under “—Shareholder Rights of Man Group”. Neither we nor Man Group may amend, waive or assign the provisions of the master separation agreement without the written consent of the other party.

Non-competition and Non-solicitation

We and Man Group have agreed that, for three years after the IPO closing date:

•	Man Group will not provide brokerage, execution or clearing services for exchange-listed futures or options, cash equities or bonds, OTC derivatives related to equities, fixed income or commodities

(including contracts for differences and spread-trading) or foreign exchange to any third party, except as described in the following three bullet points:

•

Man Group may continue to operate and develop, in the normal course, those activities that it is carrying on as of the date of the Separation, or that are ancillary and necessary to such activities or for its general corporate purposes.

•

Man Group may provide such services to asset managers or investment products either managed by, controlled by or affiliated with Man Group. In addition, Man Group may act as a broker of fund interests.

•

Man Group may acquire another entity that owns or operates another business that competes with us, so long as the competing business does not represent more than 10% of the acquired entity’s pretax net profits and is disposed of in an orderly fashion as soon as practicable. In addition, Man Group may hold a minority interest in a trading platform or securities exchange.

•

We will not act as an owner, operator, investment manager or commodity trading advisor (whether exercising investment discretion or merely advising) with regard to any investment fund or managed account that pursues an alternative or hedge-fund investment style, and we may not sell any such alternative funds or accounts (or any related structured products) to any third parties that distribute such funds or accounts for ultimate sale to retail customers, except as described in the following three bullet points:

•

We may carry on and expand, in the normal course, those activities in which we engage on the date of the Separation, or that are ancillary and necessary to such activities or for our general corporate purposes. These permitted activities include, among others, offering individual managed accounts, having our representatives act as commodity trading advisers for individual private accounts, providing administrative services to asset managers and supporting customers in their asset allocation decisions.

•	We may engage in brokerage-related introducing broker activity.

•

We may acquire another entity that owns or operates another business that competes with Man Group, so long as the competing business does not represent more than 10% of the pretax net profits of the acquired entity’s business and is disposed of in an orderly fashion as soon as practicable.

The above restrictions on Man Group and us would also apply to its and our controlled affiliates, respectively.

The non-competition provisions of the master separation agreement will limit the scope of our business activities, and thus our future growth opportunities. If these non-competition provisions limit our future growth or are not effective in preventing Man Group from competing with us, directly or indirectly, our business and results of operation may suffer. See “Risk Factors—Risks Related to Our Separation from Man Group—Our non-competition and non-solicitation agreements with Man Group will restrict our ability to engage in asset management activities and may not sufficiently restrict Man Group from competing with us”.

In addition, we and Man Group have agreed that, for three years after the IPO closing date, we and they will not employ, or solicit for employment, any employee of the other party or its subsidiaries, without prior written consent. These restrictions would also apply to each party’s controlled affiliates.

Access to Information and Confidentiality

We and Man Group have agreed to provide to each other and to our respective representatives and subsidiaries reasonable access to information that is reasonably required by either party to comply with its reporting or disclosure requirements, regulatory or judicial proceedings, or otherwise. We and Man Group have agreed that we will safeguard and treat as confidential any information exchanged, subject to customary exemptions for information that becomes public or is legally required to be disclosed.

PAAF Indemnity

Pursuant to a Deed of Indemnity between Man Group and MF Global Ltd., Man Group has agreed to indemnify us for all costs, expenses and liabilities we may incur as a result of certain claims against Man Financial by PAAF and its affiliates in respect of the PAAF litigation and any other claims or litigation arising from the facts or circumstances which give rise to that claim but only for an aggregate amount in excess of $50 million, after taking into account any insurance claim proceeds we receive. See “Our Business—Legal Proceedings”.

The PAAF indemnity is not intended to operate to provide a source of funds to any third party to the PAAF litigation (or any related litigation). It is not intended to provide a source of recovery either for Man Group’s insurers to enable them to recover monies they may have paid to us or to Man Group under the PAAF insurance claim or for any other third party, including but not limited to the plaintiff in the PAAF litigation. We refer to this agreement as the PAAF indemnity.

Man Group has agreed to pass on to us any monies received in part or full settlement of any claims made under the Man Group insurance policies relating to the PAAF litigation (or any related litigation).

Except as may be specifically provided in the other agreements with Man Group described in this section, Man Group will not indemnify us for any other liabilities to which we are now, or in the future may become, subject.

Ongoing Commercial Relationship with Man Group

As discussed above, we have for many years provided execution and clearing services for a number of independent investment products managed by Man Investments Limited, a part of the Man Investments division of Man Group. In the past, we have generally provided these services with respect to all investment products that were either wholly or in part managed through Man Investments’ managed futures program, which is an automated and diversified managed futures trading program operated by Man Investments. The services that we provide for these independent investment products have been an important source of revenues for us, accounting for approximately 2.8% of our revenues, net of interest and transaction-based expenses, for fiscal 2007. These brokerage services, together with the brokerage services we provide to several investment products managed by entities that are partially owned by Man Group, represent a substantially greater percentage, which we estimate to be approximately 10-15%, of our adjusted income before taxes.

We have provided these brokerage services under various arrangements for many years. We recently entered into new clearing agreements relating to the relevant investment products. For these purposes, “relevant investment products” are investment products in existence at March 31, 2007, which have an allocation to Man Investments’ managed futures program and in respect of which clearing broker accounts have been opened with us. While we would seek to enter into similar agreements with respect to new investment products created in the future, we would need to do so on a case by case basis. These agreements provide for limited exclusivity, and do not provide for clearing services relating to investment products that may be created in the future. In respect of the relevant investment products in existence at March 31, 2007, the new clearing agreements generally provide for a minimum term of 36 months (taking into account fixed term and notice periods). These agreements can be terminated by the independent directors who oversee the relevant investment products at any time if we fail to perform our obligations adequately or on the occurrence of certain other early termination events. Early termination of these agreements may be triggered by events such as our insolvency, our being subject to certain regulatory events or a change in control, certain breaches of these agreements or a rating agency reducing our credit rating to below BBB (Standard & Poor’s, or the equivalent). The new clearing agreements relate to clearing services and not to execution services. While we expect to continue to provide execution services with respect to the relevant investment products, we would expect to charge separately for those services going forward. As in the past, execution services for these investment products may be provided by other firms. In addition, because these new clearing agreements relate to activities that are subject to extensive regulation, it is possible that our ability to enforce these agreements could be impaired by applicable regulation or action by regulatory authorities.

We believe that the new clearing agreements will enable us to continue to provide services with respect to the relevant investment products substantially as we have in the past, at least for the contract period, and that we have an opportunity to provide similar services with respect to any new products that may be created in the future, although there can be no assurance that this will be the case. Our ability to continue to derive financial benefits from these arrangements comparable to those we have enjoyed to date will depend on the level and mix of trading activity relating to the investment products going forward, factors that we do not control. See “Risk Factors—Risks Related to Our Separation from Man Group—We derive a portion of our revenues and earnings from clearing contracts with investment funds served by Man Group and may not be able to renew these contracts on acceptable terms when they expire after the offering”.

We may segregate up to an aggregate amount of $800 million of unrealized profits from trading in the OTC markets by certain investment products managed by Man Investments. In addition, as we often do in the ordinary course of our dealings with substantial clients, we may provide financing of these investment products’ initial margin requirements from time to time, in this case in an aggregate amount up to $500 million at any time outstanding. Although we have made no commitment in this regard, providing this financing could reduce the amount of our funds available to meet our own liquidity requirements and would, to the extent used, be taken into account for the purpose of determining our regulatory capital requirements.

We have also provided brokerage services with respect to several investment products managed by entities that are partially owned by Man Group. Under their current agreements with Man Group, these entities have agreed to use us to provide brokerage services for these investment products. The brokerage services we provided for these investment products accounted for approximately 1.1% of our revenues, net of interest and transaction-based expenses, in fiscal 2007. We are not a party to any agreements between Man Group and these entities. As a result, if there were to be a change in the business relationship between Man Group and these entities, these agreements could be amended or terminated without our consent. Any such amendment or termination could result in the termination of these entities’ commitment to obtain clearing services from us for these investment products, which could have an adverse effect on our revenues.

We have also provided brokerage services to a number of commodity trading advisors and other investment managers to whom Man Investments makes allocations as part of its multi-manager investment programs. These services are not subject to agreements.

We have previously acted and expect to continue to act as a distributor of Man Investments’ investment products. Several of our subsidiary companies have entered into distribution agreements with Man Investments. These agreements, which are continuing following the completion of the initial public offering, enable us to earn commissions on the sale of Man Investments’ investment products and, we believe, are subject to arm’s-length commercial terms similar to those entered into by Man Investments with unrelated parties who act as distributors of the same products. In general, these distribution agreements may be terminated by either party upon not less than one month’s written notice. In addition, Man Investments may terminate the agreement upon the occurrence of certain breaches by our subsidiary, the insolvency of our subsidiary or for our subsidiary’s lack of requisite governmental or regulatory authority to provide its services. Generally, our subsidiaries agree to indemnify Man Investments for any claims or losses arising from their acts or omissions under the relevant distribution agreement.

Branding and the Use of the “Man” Trademark

As discussed above, we previously operated under the name “Man Financial”. In connection with our separation from Man Group and the initial public offering, we re-branded our business under the name “MF Global”. To ensure the efficient re-branding of our business, we have entered into a trademark agreement with Man Group who granted us a license to use the “Man” trademark and “Man Financial” trademark as part of a strapline for a period of six months following the completion of the initial public offering. The license also includes our right to use “Man” and/or “Man Financial” for two years in certain domain names following the completion of the initial public offering, solely for the purpose of re-directing website users to our home page or that of one of our subsidiaries. In addition, our subsidiaries have the right to continue to use the “Man” trademark as part of our legal and trade names for a period of six months following the completion of the initial public offering.

We will not be permitted to assign any of our rights or interests under the trademark agreement, although we may sublicense the use of the “Man” trademark, as part of a strapline, to our subsidiaries. This agreement may be terminated upon a change in control of MF Global, the insolvency of either party, in the event of material breaches by either party or if either party is required to do so by law or regulation. Upon termination, we and our subsidiaries will cease using all straplines that include the names “Man” or “Man Financial”, change any domain names that include the name “Man” and ensure that our subsidiaries that still have the name “Man” in their name change such names as soon as practicable. We will not pay Man Group a fee for the rights granted under this agreement.

Insurance Services Agreement

We have entered into an agreement with Man Group pursuant to which Man Group has agreed to provide us various insurance-related services for a period of 12 months following the initial public offering of our common shares. These services include advising on several of our principal insurance policies, consultation in administering insurance contracts, consulting on claims and working with brokers and dealers in connection with policy renewals.

For each of these services, we will pay Man Group a fixed hourly rate. In fiscal 2007, we reimbursed Man Group $325,000 for these services. In addition, we will pay all insurance premiums directly to the insurers as required under the terms of each insurance policy and we will reimburse Man Group for all the out-of-pocket costs that it incurs in connection with the provision of these services.

Each service will be provided in compliance with Man Group’s policy relating to procedures and methodology for complying with the Financial Services Authority’s Insurance Conduct of Business Rules. The terms of each service (not including the duration for which the service will be provided) may be modified and the agreement may be terminated in accordance with the procedures described under “—Group Risk Services Agreement”. If we wish to extend the term of any service, then we must notify Man Group of such request six months prior to the expiration of the term of such service.

Under this agreement, Man Group will not be held liable to us except in the case of fraud, negligence or willful default, in which case Man Group’s liability will be capped at 100% of fees paid to it over the prior 12 months. Additionally, we have agreed to indemnify Man Group due to any third party claims arising from its provision of the services. In addition, Man Group will not be liable to us or any third-party for a claim that is disputed or unpaid by an insurer because we (i) provided incorrect information to Man Group or failed to provide material information to Man Group for disclosure to an insurer or (ii) failed to notify Man Group and its relevant agent within the relevant time of a claim in order to enable Man Group to timely file such claim.

Tax Matters Deed

We have entered into a tax matters deed with Man Group, pursuant to which, subject to various limitations and conditions, Man Group will indemnify us and our subsidiaries against certain tax liabilities we or our subsidiaries may incur with respect to the Reorganization, Separation and the initial public offering of our common shares and may incur with respect to the companies or assets that were retained by Man Group or retained by us after the Reorganization and Separation. For example, certain deferred tax assets may be realized following the initial public offering of our common shares that relate to the treatment of deferred stock awards, and such deferred tax assets may be realized in an amount in excess of the amounts that were taken into account in our fiscal 2007 financial statements. In addition, certain tax liabilities may arise as a result of the initial public offering of our common shares. Therefore, among other things, the tax matters deed will require a payment from Man Group to us (or from us to Man Group) based on the difference between the amount of the excess realization and the amount of the offering-related liability. Other than as specified in the tax matters deed, Man Group will not indemnify us with respect to any other tax liabilities that may arise in MF Global Ltd. or any of its subsidiaries with respect to operations prior to the initial public offering of our common shares. Such liabilities have been accounted for in our audited combined financial statements in accordance with applicable accounting standards and policies.

Treasury Services Agreement

We have entered into a treasury services agreement with Man Group pursuant to which we have agreed to provide Man Group with certain treasury-support services for a period of six months following the initial public offering of our common shares. These services will include providing various resource and management services relating to a treasury management system with respect to transactions and balances relating to Man Group’s exchangeable bond structure. Man Group will pay us an appropriate fee for these services, which, for the most part, will cover our costs. In fiscal 2007, Man Group paid us approximately $2.4 million for these services. Under this agreement, we will not be held liable to Man Group except in the case of fraud, negligence or willful default. Additionally, Man Group has agreed to indemnify us due to any third-party claims arising from the provision of the services.

Group Risk Services Agreement

Prior to the initial public offering of our common shares, we historically relied on Man Group to provide us with enterprise-level oversight of our global risk-management operations. However, we now intend to manage our global risk-management activities on a stand-alone basis with our own personnel. To this end, we have entered into a group risk services agreement with Man Group pursuant to which Man Group has agreed to provide us with a license to use its global risk-management systems and processes it has used historically to provide us with these services. These systems and processes will allow us, among others things, to:

•	calculate the economic capital required for various risk categories associated with our business at specified confidence levels, as well as the overall level of economic capital of our business;

•	carry out and produce a report relating to stress-testing of our business as part of the Internal Capital Adequacy Assessment Process documentation requirements;

•	prepare reports supporting Internal Capital Adequacy Assessment Process;

•	prepare annual liquidity scenarios and test our liquidity contingency plan; and

•	provide training in respect of credit aggregation and limit monitoring systems.

Pursuant to the group risk services agreement, Man Group will also agree to provide ongoing risk-management support and consulting services to us for a period of 12 months following the initial public offering of our common shares. We have agreed to pay Man Group an annual fee of $120,000 plus an aggregate fee of $160,000 per month, plus any interest for late payments, for the group risk services. In fiscal 2007, we paid Man Group approximately $3.5 million in the aggregate for global risk management services provided to us.

We have the right to terminate the agreement with Man Group for any reason upon 30 days’ prior written notice. This agreement may also be terminated by Man Group upon a change in control of MF Global Ltd., and by either party upon the insolvency of, or in the event of certain material breaches by the other party or due to changes in law or regulatory requirements. Generally, neither party may assign its interests under this agreement without the prior written consent of the other party. Man Group may sub-contract these services to a third party, although it will remain responsible for their provision.

Under this agreement, Man Group will not be held liable to us except in the case of fraud, negligence or willful default, in which case Man Group’s liability will be capped at 100% of fees paid to it over the prior 12 months. Additionally, we have agreed to indemnify Man Group due to any third-party claims arising from its provision of the services.

Other Commercial Arrangements

Shared Occupancy and Facilities Agreement

U.K. Facilities. Prior to the Reorganization and Separation, one or more of our subsidiaries shared and co-occupied with several other subsidiaries of Man Group certain office space in the United Kingdom, which are referred to as Sugar Quay, Centennium House and 10 Lower Thames Street, together with a Disaster Recovery facility at Kings Hill. Man Group will assign to us the lease at 10 Lower Thames Street. In addition, pursuant to various agreements, we will pay to Man Group rents for the continued use and occupancy of the other premises, and fees for the provision of certain services by Man Group. In fiscal 2007, we paid to Man Group rent of approximately $7.2 million and fees of $2.7 million for the ability to share these premises and receive these services. In addition to the above arrangements, we plan to enter into conditional agreements with Man Group relating to the construction and development of a new office facility to replace all current London sites at Riverbank House and, when completed, the subsequent sublease of a portion of the space to us. The arrangements will also require Man Group to provide normal building services together with specific services such as standby generation and shared use of certain other facilities in the building.

As previously announced, Man Group has agreed to lease office space in a proposed new commercial facility to be constructed in London and to be known as Riverbank House. We expect to sublease a portion of that space and are discussing financial terms with Man Group. The new project is still in the planning stage and is subject to receipt of regulatory permits and contractor bids. We would expect to bear a portion of the construction costs under our arrangements with Man Group, but our negotiations with Man Group regarding these arrangements are still ongoing.

Chicago Facilities. Prior to the Reorganization and Separation, one of our subsidiaries, Man Financial Inc, shared and co-occupied certain premises in Chicago, Illinois with a subsidiary of Man Group, which Man Financial Inc originally leased from an unrelated third party. These premises are used by us and Man Group as a backup site to ensure business continuity in the event of severe business interruption. Under a facility sharing agreement relating to these premises, Man Group will pay us a pro rata share of the monthly rent, insurance costs and additional charges that its subsidiary incurs pursuant to the lease. In fiscal 2007, Man Group paid to our subsidiary approximately $113,000 for the ability to co-occupy and share these premises. In addition, we have agreed to provide certain cleaning, custodial and security services to Man Group’s subsidiary under this agreement. Neither party may assign their rights under this agreement without the prior written consent of the other party and the landlord.

Corporate Secretarial Services

Man Group has agreed to continue to provide certain corporate secretarial services to us and certain of our subsidiaries for a period of 12 months following the initial public offering of our common shares. These services include general corporate secretarial services, such as maintaining board and corporate documentation for subsidiaries incorporated in the United Kingdom and other non-U.S. jurisdictions and assisting in managing corporate actions of our non-U.S. subsidiaries. For these services, we will pay Man Group a monthly fee of £10,000 and will reimburse Man Group for all expenses that it incurs in connection with the provision of these services.

Foreign Exchange Services

We have agreed to provide Man Group with certain treasury-related execution services initially for a period of three years, which terms may be extended following the initial public offering of our common shares. We will provide Man Group with execution services at market rates (such as spot, forward and swap foreign exchange transactions) for an initial period of three years, which may be renewed or extended. Man Group will pay us customary commissions and mark-ups for these execution and clearing services.

Credit Facilities and Long-Term Debt

We have historically had access to Man Group’s committed and uncommitted lines of credit and, in addition, we have long-term debt consisting, in part, of subordinated borrowings from Man Group. For a description of the credit lines and our borrowings from Man Group, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources—Credit Facilities and Sources of Liquidity” and “—Long-Term Debt” as well as Notes 14 and 21 to our audited combined financial statements.

Guarantee of Client Credit Arrangements

In the course of their business, our subsidiaries enter into credit arrangements with their clients to support those clients’ trading activities. In the past, Man Group has routinely guaranteed these credit arrangements on behalf of our subsidiaries. In addition, Man Group has entered into similar credit arrangements with some of its own clients, and these arrangements have been guaranteed by our subsidiary Man Group Finance, Inc. (to be renamed MFG Finance North America Inc.). In connection with the Separation and Reorganization, we will assume Man Group’s guarantees on behalf of our subsidiaries. Man Group will also assume Man Group Finance, Inc.’s guarantees on behalf of Man Group’s clients. Because these assumptions involve only guarantees of existing obligations, they will not change our consolidated liabilities as reflected in “Unaudited Pro Forma Combined Financial Information”.

Telephony Services and Human Resources

We have also entered into a transitional agreement with Man Group related to the provision of telephony-related services. In addition, we have entered into a transitional agreement with Man Group relating to the transfer of certain employees from Man Group to us and which governs our rights and obligations, as well as those of Man Group, with respect to such transfers.

Other Agreements

A company owned by a sibling of Kevin Davis, our CEO, provides commercial printing and graphics services to Man Group and to us in the ordinary course of business. For these services, we and Man Group paid approximately $330,000 during fiscal 2006 and $195,000 during fiscal 2007 to date, in the aggregate.

Shareholder Rights of Man Group

In connection with the initial public offering of our common shares, we entered into a master separation agreement (described above) and a registration rights agreement with Man Group, which governs Man Group’s rights as a shareholder. In the event that Man Group continues to own 20% or more of our issued and outstanding shares, Man Group will be required under U.K. capital regulations to continue to consolidate our business with its own for regulatory capital purposes and, as a result, its own regulatory capital obligations will continue to be affected by our business. Consequently, Man Group will retain the right to continue to monitor and exercise a degree of control over the management of our business until such time as it ceases to own 20% of our common shares.

Accordingly, under the Master Separation Agreement, Man Group will be entitled to representation on our board of directors and to certain oversight rights concerning our business until such time as its ownership falls below 20% (but in no event beyond 30 months after the closing date of the initial public offering of our common shares or after any change in control of Man Group). In the event that Man Group owns less than 20% but at least 5% of our common shares after the initial public offering of our common shares (but not beyond the 30-month period or a Man Group change in control), we will not be permitted to repurchase our shares or take other action that would cause Man Group’s share ownership to increase to 20% or more. In addition, regardless of its ownership level after the initial public offering of our common shares, Man Group will be entitled to registration rights for the shares it continues to own. These rights are described below.

Board Representation

If and for as long as Man Group retains 20% or more of our common shares (but in no event beyond 30 months after the closing date of the initial public offering of our common shares or after any change of control of Man Group), Man Group would have the right to designate one member of our board of directors. Man Group’s designation rights will be set forth in our by-laws. See “Bermuda Law and Our By-Laws—Board of Directors”.

Information Rights

If and for as long as Man Group retains 20% or more of our common shares (but in no event beyond 30 months after the closing date of the initial public offering of our common shares or after any change of control of Man Group), Man Group would have the right to obtain financial and other information about our business and affairs as it may need or require to comply with its regulatory capital obligations under Financial Services Authority requirements or any other obligations. Among other things, this information could include certain capital calculations relevant to U.K. regulations.

Right to Delay or Prohibit Business Developments

If and for as long as Man Group retains 20% or more of our common shares (but in no event beyond 30 months after the closing date of the initial public offering of our common shares or after any change of control of Man Group), Man Group would have the right to delay or prohibit any development in our business if the Man Group board (or a board committee a majority of whom are non-executive members) determined that, as a result of such development, the amount of regulatory capital that Man Group and its subsidiaries would be required to maintain under U.K. Financial Services Authority regulations in respect of the activities of MF Global and its subsidiaries would be in deficit by more than a specified limit. The specified regulatory capital deficit limit would be $400 million during calendar year 2007 and $700 million thereafter. We currently expect that, under our capital structure as it will be modified in connection with the initial public offering of our common shares, our regulatory capital deficit as determined under the restrictions described above will initially be zero. Thus, any developments in our business that would increase the applicable regulatory capital requirement for our business above our initial level by more than $400 million during 2007 (or by more than $700 million thereafter) could be blocked by Man Group unless we obtained the requisite additional capital. Our regulatory capital deficit is likely to fluctuate over time, and to the extent it increases or decreases, our future business development could be more or less constrained under this restriction.

We would be obligated to indemnify Man Group for the amount by which our regulatory capital deficit exceeds the applicable specified deficit limit, plus related expenses, in the event that we failed to comply with this restriction on our development. This restriction might limit or prevent significant growth in our operations, whether internally or through acquisitions, particularly in the OTC markets or if we enter into new lines of business.

Right to Restrict Share Repurchases

If Man Group retains less than 20% of our common shares after the initial public offering of our common shares, then for as long as it retains at least 5% of our common shares (but in no event beyond 30 months after the closing date of the initial public offering of our common shares or after any change of control of Man Group), we will not be permitted to repurchase any of our outstanding common shares or take any other action that would cause Man Group’s share ownership (direct or indirect) to rise to 20% or more, without its prior written consent. Depending on the number of our shares that Man Group owns after the initial public offering of our common shares, this restriction could significantly limit our ability to repurchase our shares in the open market or otherwise. In some cases and if Man Group consented, we could decide to purchase shares from Man Group in order to enable us to make other repurchases or take other action without breaching this limitation. If we breach this limitation, then the rights that Man Group would have if it owned 20% or more of our shares after this offering is completed—regarding board representation, information and restricting our business development as described above—would apply.

Registration Rights

The registration rights agreement sets forth customary registration procedures, and provides the following rights to Man Group:

Demand Registration Rights. Subject to certain restrictions, Man Group will have the right to require us to file a registration statement in order to permit Man Group to sell its common shares, provided that Man Group intends to sell the greater of $50,000,000 or 5% of the value of all our outstanding common shares. If requested by Man Group, we will be obligated to file a registration statement within 45 days and have it declared effective as soon as possible thereafter. Man Group may request up to five demand registrations.

Piggy-back Registration Rights. In addition, following the initial public offering of our common shares, if we file a registration statement for an offering of our common shares by us or by shareholders other than Man Group (subject to certain exceptions), Man Group will have the right to require us to register its shares.

Shelf Registration Rights. After we become eligible to file a shelf registration statement, Man Group will be entitled to request on three occasions that we file and maintain a shelf registration statement for the resale of all or any portion of the shares owned by them. Man Group will be permitted to sell its shares under a shelf registration statement at any time and from time to time, in underwritten offerings, brokers’ transactions or otherwise.

Other provisions. The registration rights agreement will remain in effect with respect to the common shares covered by the agreement until those shares (1) have been sold pursuant to an effective registration statement or pursuant to Rule 144 of the Securities Act, (2) have been sold in a transaction where a subsequent public distribution of the shares would not require registration or (3) are no longer outstanding. In any event, the period will not extend beyond three years after the pricing of the initial public offering of our common shares (subject to extension for a limited period). We will be permitted to defer registration and any offering by Man Group if our board of directors determines that doing so will enable us to avoid disclosure of material information that would not be in the best interests of MF Global or to avoid materially interfering with a material pending or proposed transaction. We could do so only twice, and for only a total of 90 days, in any rolling period of 365 days.

In connection with a demand or shelf registration, Man Group will select the underwriters with our consent, which we may not unreasonably withhold, and any underwriting discounts or commissions attributable to the sale of the registrable shares or fees and expenses of counsel representing Man Group will be borne by Man Group. All other expenses of the registration will be borne by us.

BERMUDA LAW AND OUR BY-LAWS

We are an exempted company organized under the Companies Act. The rights of our shareholders are governed by Bermuda law and our memorandum of association and by-laws. The Companies Act differs in some important respects from laws generally applicable to U.S. corporations and their shareholders. The following is a summary of material provisions of Bermuda law, our organizational documents and, where applicable, comparison of Bermuda law to similar provisions of the corporate law of the State of Delaware, which applies to many U.S. corporations.

The description of the debentures and the guarantee in this prospectus is subject to the matters described in the following paragraphs.

Board of Directors

The number of directors that comprise our board of directors will be determined only by our board of directors. The board may change the number of directors from time to time, subject to a minimum of three and a maximum of 15 directors. Our board currently has five members, but we expect the number of directors to increase after this offering. Our by-laws do not specify a mandatory retirement age for our directors.

The board of directors will have the exclusive power to nominate those directors who will stand for election. Our shareholders will be entitled to propose to our Nominating and Corporate Governance Committee those directors (if any) whom they wish to nominate for election, but the committee is not bound to act on any such recommendations. Persons nominated by the board may then be elected as directors by a plurality of shareholder votes cast at a meeting. Vacancies on our board of directors, including those due to newly created seats, may be filled only by our board of directors. A director may be removed from our board of directors only for cause and upon a vote of shareholders owning at least 66 2/3% of all issued and outstanding shares. The Companies Act permits a Bermuda company to divide its board into multiple classes having staggered terms of up to three years each, although our board has not been divided into classes.

Our directors are not required to own any of our common shares in order to qualify for a position on our board. Our board will at all times have the power to determine the compensation of its directors, which includes the period prior to the time when a majority of our board is independent.

Man Group’s Contingent Right to Appoint a Director

If and for as long as Man Group beneficially owns 20% or more of our issued and outstanding common shares (but in no event beyond 30 months after the initial public offering of our common shares or after any change in control of Man Group), our by-laws will provide that Man Group shall have the right to appoint one member of our board of directors. The Man Group appointee may not be removed from the board except by Man Group and any vacancy caused by the removal, resignation, retirement or disqualification of the Man Group appointee may be filled only with a director approved by Man Group. These provisions will automatically terminate, and the Man Group appointee will cease to serve as a director (unless the board extends his term to the next annual general meeting), when Man Group ceases to beneficially own at least 20% of our issued and outstanding common shares. In order to facilitate Man Group’s appointment rights, our by-laws will provide for a special class of common shares that will be issued to and may be owned only by Man Group (or its subsidiaries) and will carry the special appointment rights. When the appointment rights terminate, we will repurchase and cancel this special class in accordance with a repurchase agreement that we will enter into with Man Group.

Interested Directors

Under Bermuda law and our by-laws, a transaction we enter into in which a director has an interest will not be voidable by us, and such director will not be liable to us for any profit realized pursuant to such transaction, provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our by-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which the director has an interest following a declaration of the interest pursuant to the Companies Act. Under Delaware law, such transaction would not be voidable if (i) the material facts with respect to such interested director’s relationship or interest are disclosed or are known to the board of directors, and the board of directors in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (ii) such material facts are disclosed or are known to the shareholders entitled to vote on such transaction, and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon, or (iii) the transaction is fair to the corporation as of the time it is authorized, approved or ratified. Under Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Duties of Directors

Under Bermuda law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company and exercise their powers and fulfill the duties of their office honestly. This duty includes the following elements: (i) a duty to act in good faith in the best interests of the company; (ii) a duty not to make a personal profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise powers for the purpose for which such powers were intended. The Companies Act also imposes a duty on directors and officers of a Bermuda company to (i) act honestly and in good faith with a view to the best interests of the company; and (ii) exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In addition, the Companies Act imposes various duties on directors and officers of a company with respect to certain matters of management and administration of the company. Our by-laws provide that our business is to be managed and conducted by our board of directors.

In addition, the Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers.

Under Delaware law, a company’s directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its shareholders. The duty of care requires that directors act in an informed and deliberate manner and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the shareholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule”. If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Dividends

Under Bermuda law, a company may not declare or pay dividends if there are reasonable grounds for believing that (i) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (ii) the realizable value of its assets would thereby be less than the aggregate of its liabilities, its issued share capital and its share premium accounts. Issued share capital is the aggregate par value of the company’s issued shares, and the share premium account is the aggregate amount paid for issued shares over and above their par value. Share premium accounts may be reduced in certain limited circumstances. Under our by-laws, each common share is entitled to dividends if, as and when dividends are declared by our board, subject to any preferred dividend right of the holders of any preference shares. Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets.

Voting Rights

Under Bermuda law, the voting rights of shareholders are regulated by the company’s by-laws and, in certain circumstances, the Companies Act. Our by-laws generally provide that all matters to be voted on by shareholders, including mergers and the sale of all or substantially all of the company’s assets, must be approved by a majority of shareholder votes cast at a meeting, provided that directors may be elected by only a plurality of shareholder votes cast at a meeting. Also, our by-laws contain heightened shareholder voting requirements to remove directors, as described above in “—Board of Directors”. Under Delaware law, unless a company’s certificate of incorporation or by-laws provide otherwise, the affirmative vote of a plurality of shares present in person or represented by proxy at the meeting and entitled to vote is required for the election of directors, the affirmative vote of holders of a majority of shares then outstanding is required for specified extraordinary transactions and to amend the certificate of incorporation and the affirmative vote of holders of a majority of shares present in person or represented by proxy at the meeting and entitled to vote is required for all other stockholder action.

Advance Notice of Shareholder Proposals

The Companies Act provides that shareholders who wish to propose resolutions for consideration at a meeting of shareholders must give at least six weeks of advance notice of their proposals. Our by-laws provide that notice of shareholder proposals must be given in writing to our secretary during a specific period prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices (1) in the case of an annual general meeting, not less than 90 days nor more than 120 days prior to the first anniversary date of the annual general meeting for the preceding year and (2) in the case of a special meeting, not more than five days following the day on which notice of the special meeting was mailed or the date that the special meeting is publicly announced (but in no event later than the day before the meeting), whichever occurs first.

Special Meetings of Shareholders

The Companies Act requires companies to permit shareholders who hold 10% or more of the aggregate voting power of the company as of the date they deliver notice to the company calling for a special meeting to cause the board of directors to convene a special meeting. Our by-laws provide that our shareholders whose holdings meet this 10% threshold may call a special meeting of shareholders. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or by-laws to call a special meeting of shareholders.

Notice of Shareholder Meetings

Bermuda law requires that shareholders be given at least five days’ advance notice of any general meeting. Our by-laws provide that we must give our shareholders written notice of any annual meeting of shareholders at least 10 days, and of any special meeting of shareholders at least five days, prior to the meeting. Notices may be given by mail, by personal delivery, by telecopier or electronically and will be deemed given at the time when such notice would be delivered in the ordinary course of transmission. Our failure to give notice to any particular shareholder will not invalidate notice given to any other shareholder. Under Delaware law, a company is generally required to give written notice of any meeting not less than 10 days nor more than 60 days before the date of the meeting to each shareholder entitled to vote at the meeting.

Conduct of Meetings

Bermuda law provides that a company’s by-laws may contain provisions relating to the conduct of annual and special meetings and our by-laws provide that the chairman of our board of directors (or another director) is authorized to serve as chairman of shareholder meetings.

Action by Written Consent of Shareholders

The Companies Act provides that, unless otherwise provided in a company’s by-laws, shareholders may take any action by resolution in writing provided that notice of such resolution is circulated, along with a copy of the resolution, to all shareholders who would be entitled to attend a meeting and vote on the resolution. Such resolution in writing must be signed by the shareholders of the company who, at the date of the notice, represent such majority of votes as would be required if the resolution had been voted on at a meeting of the shareholders. The Companies Act provides that the following actions may not be taken by resolution in writing: (1) the removal of the company’s auditors and (2) the removal of a director before the expiration of his or her term of office. Our by-laws provide that any action that may have been taken by common shareholders at a meeting (other than the actions referred to in the preceding sentence) may instead be taken by the unanimous written consent of all common shareholders who would have been entitled to attend such meeting and vote on the relevant matter. Except as otherwise provided in the certificate of incorporation, Delaware law permits shareholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of shareholders at which all shares entitled to vote thereon were present and voted.

Amendment of By-laws

The Companies Act provides that the directors may amend our by-laws provided that any amendments are also submitted to a general meeting of the company and approved at such meeting. Our by-laws provide that no by-law shall be rescinded, altered or amended, and no new by-law shall be made, unless it shall have been approved by a resolution of our board of directors and by a resolution of our shareholders. Unlike many U.S. jurisdictions, the by-laws cannot be amended without both board and shareholder approval. In addition, under Bermuda law, holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Supreme Court of Bermuda for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment that alters or reduces a company’s share capital as provided in the Companies Act. Under Delaware law, holders of a majority of the voting power of a corporation and, if so provided in the certificate of incorporation, the directors of the corporation, each have the power to adopt, amend and repeal the by-laws of a corporation. Because shareholders of a Bermuda company cannot amend the by-laws without board approval, the by-laws of a Bermuda company are akin to a certificate of incorporation of a Delaware corporation.

Mergers and Similar Arrangements

The amalgamation of a Bermuda company with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to be approved by the company’s board of directors and by its shareholders. Unless the company’s by-laws provide otherwise, the Companies Act requires the approval of 75% of the shareholders voting at such meeting to approve the amalgamation agreement, and the quorum for such meeting must be at least two persons holding or representing more than one-third of the issued shares of the company. Our by-laws require that any amalgamation, as well as any other transaction having a similar effect, such as a merger or consolidation with a non-Bermuda company or a scheme of arrangement, or any sale of all or substantially all of our assets in one or a series of transactions, must be approved by our board of directors and by our shareholders, but only, in the latter case, by a majority of shareholder votes cast at the meeting at which the transaction is considered. Under our by-laws, no shareholder approval would be required, however, for any transaction in which the holders of our issued and outstanding voting shares immediately prior to the transaction continue to hold a majority of the issued and outstanding voting shares of the surviving entity immediately after the transaction. These provisions may have the effect of delaying, deferring or preventing a change of control through an amalgamation or a transaction having a similar effect. Under Delaware law, with certain exceptions, a merger, consolidation or sale of all or substantially all the assets of a corporation must be approved by the board of directors and a majority of the outstanding shares entitled to vote thereon unless the certificate of incorporation provides a higher voting requirement.

Appraisal Rights and Shareholder Suits

Under Bermuda law, in the event of an amalgamation (or merger) of a Bermuda company with another company, a shareholder of the Bermuda company who did not vote in favor of the amalgamation and who is not satisfied that fair value has been offered for his or her shares in the Bermuda company may apply to the Bermuda Supreme Court within one month of notice of the shareholders’ meeting, for appraisal of the fair value of his or her shares. Under Bermuda law and our by-laws, our amalgamation with another company or corporation (other than certain affiliated companies) requires the amalgamation agreement to first be approved and recommended by our board of directors and then approved by a majority of shareholder votes cast at a meeting at which the transaction is considered. Under Delaware law, a shareholder of a corporation participating in certain major corporate transactions will, under certain circumstances, be entitled to appraisal rights pursuant to which such shareholder may receive payment in the amount of the fair market value of the shares held by such shareholder (as determined by a court) in lieu of the consideration such shareholder would otherwise receive in the transaction.

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda Court, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company or is illegal or would result in violation of the company’s memorandum of association or by-laws. Furthermore, consideration would be given by the Bermuda Court to allegations of acts constituting fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company shareholders than the percentage of shareholders who actually approved it. Class actions and derivative actions generally are available to shareholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court generally has discretion to permit the winning party to recover attorney’s fees incurred in connection with such actions.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some of the shareholders, one or more shareholders may apply to the Bermuda Court for an order regulating the company’s conduct of affairs in the future or ordering the purchase of the shares of any shareholder, by other shareholders or by the company.

Our by-laws also limit the ability of our shareholders to make claims or bring lawsuits against our directors and officers. See “—Limitation of Liability and Indemnification Matters” below.

Takeovers

Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of each class of capital shares. Upon any such merger, dissenting shareholders of the subsidiary would have appraisal rights.

Discontinuance

Under Bermuda law, an exempted company may be discontinued and be continued in a jurisdiction outside Bermuda as if it had been incorporated under the laws of that other jurisdiction. Our by-laws provide that our board of directors may exercise all our power to discontinue to another jurisdiction without the need of any shareholder approval.

Share Repurchases

The Companies Act permits a company to purchase its own shares if authorized to do so by its memorandum of association or by-laws. Our by-laws allow us to purchase our own shares for cancellation or to acquire them as treasury shares on such terms as our board of directors may authorize, without obtaining prior shareholder approval.

Blank Check Preferred Shares

Our authorized share capital includes 200,000,000 authorized preferred shares. The existence of authorized but unissued preferred shares may enable our board of directors to delay, defer or prevent a change in control of us by means of an amalgamation, merger, tender offer, proxy contest or otherwise. In this regard, our by-laws grant our board of directors broad power to establish the rights and preferences of authorized and unissued preferred shares. The issuance of preferred shares with a liquidation preference could decrease the amount of earnings and assets available for distribution to holders of common shares. The issuance may also adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deterring or preventing a change in control. The board of directors currently does not intend to seek shareholder approval prior to any issuance of preferred shares, unless otherwise required by law.

Variation of Shareholder Rights

If at any time we have more than one class of shares, the rights attaching to any class, unless otherwise provided by the terms of issue of the relevant class, may be varied either (i) with the consent in writing of the holders of 75% in nominal value of the issued shares of that class; or (ii) with the sanction of a resolution passed by a majority of the votes cast at a general meeting of the relevant class of shareholders at which a quorum consisting of at least two persons holding or representing one-third of the issued shares of the relevant class is present. Our by-laws specify that the creation or issuance of shares ranking equally with existing shares will not, unless expressly provided by the terms of issue of those shares, vary the rights attached to existing shares. In addition, the creation or issuance of preferred shares ranking prior to common shares will not be deemed to vary the rights attached to common shares.

Access to Books and Records and Dissemination of Information

Under Bermuda law, members of the general public have a right to inspect the public documents of a company, such as its memorandum of association. The shareholders have the additional right to inspect the by-laws of the company, minutes of general meetings of shareholders and the company’s audited financial statements. The register of members of a company is also open to inspection by shareholders and the general public. The register of members is required to be open for inspection for not less than two hours in any business day (subject to the ability of a company to close the register of members for not more than thirty days in a year). We are required to maintain our share register in Bermuda but may keep a branch register outside of Bermuda. We are required to keep at our registered office a register of directors and officers that is open for inspection for not less than two hours in any business day. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any shareholder to inspect or obtain copies of a corporation’s shareholder list and its other books and records for any purpose reasonably related to such person’s interest as shareholder.

Limitation of Liability and Indemnification Matters

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability that by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, unless their liability resulted from fraud or dishonesty.

We have adopted provisions in our by-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. The indemnity extends to all actions, costs, charges, losses, damages and other expenses incurred in defending against or investigating any lawsuit, proceeding or claim. This indemnity is broader than that which is permitted under Delaware law, for example, which allows a company to indemnify its officers and directors (other than in an action by or in the right of the corporation) only if such officer or director (i) acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the company and (ii) with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Our by-laws also provide that our shareholders waive all claims or rights of action that they might have, either individually or by or in the right of the company, against any of our directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. In the view of the SEC and some prior case law, the operation of this provision as a waiver of the right to sue for violations of federal securities laws should not be enforceable in U.S. courts. However, our shareholders should not assume that they will be able to bring lawsuits against our directors and officers. In addition, this waiver provision is broader than that which is permitted under Delaware law, for example, which allows for waivers of claims only against directors, and not in respect of any breach of their duty of loyalty, bad faith, willful misconduct or improper self-dealing, among other things.

Section 98A of the Companies Act and our by-laws permit us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We intend to purchase and maintain a directors’ and officers’ liability policy for such a purpose, including with respect to any claims arising from this offering.

Certain Provisions of Bermuda Law

We have been designated by the Bermuda Monetary Authority as a non-resident for Bermuda exchange control purposes. This designation allows us to engage in transactions in currencies other than the Bermuda dollar, and there are no restrictions on our ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to non-Bermuda residents who are holders of our common shares.

The Bermuda Monetary Authority has given its consent for the issuance and free transferability of our securities, which includes securities that may be issued under the Alternative Payment Mechanism, as described under “The Offering—Alternative Payment Mechanism”, to and between residents and non-residents of Bermuda for exchange control purposes, provided that our shares remain listed on an appointed stock exchange, which includes the NYSE. Approvals or permissions given by the Bermuda Monetary Authority do not constitute a guarantee by the Bermuda Monetary Authority as to our performance or our creditworthiness. Accordingly, in giving such consent or permission, the Bermuda Monetary Authority shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus. Certain issues and transfers of common shares involving persons deemed resident in Bermuda for exchange control purposes require the specific consent of the Bermuda Monetary Authority.

This prospectus will be filed with the Registrar of Companies in Bermuda pursuant to Part III of the Companies Act. In accepting this prospectus for filing, the Registrar of Companies in Bermuda shall not be liable for the financial soundness, performance or default of our business or for the correctness of any opinions or statements expressed in this prospectus.

DESCRIPTION OF THE JUNIOR SUBORDINATED DEBENTURES

The following description is a summary of the material terms of the debentures and the indenture under which they are issued. The description may not contain all of the information that is important to you and is qualified by reference to all of the provisions of the indenture, including definitions therein of certain terms and provisions made a part of the indenture by reference to the Trust Indenture Act of 1939, as amended. To understand the debentures fully, you should read the form of debenture and the form of indenture, which are exhibits to the registration statement of which this prospectus is a part.

The debentures will be issued pursuant to the junior subordinated indenture, to be dated as of the issue date of the debentures, among the guarantor, MFG Finance and Deutsche Bank Trust Company Americas, as trustee. The junior subordinated indenture (as amended and supplemented by a supplemental indenture, to be dated as of the date of issuance of the debentures) is referred to as the “indenture”, and Deutsche Bank Trust Company Americas or its successor, as trustee, as the “trustee”. You should read the indenture for provisions that may be important to you.

When the term “holder” is used in this prospectus with respect to the debentures, it means the person in whose name such debenture is registered in the security register. The debentures will be held in book-entry form only, as described under “Book-Entry System”, except in the circumstances described in that section, and will be held in the name of The Depository Trust Company (including its successors, “DTC ”) or its nominee.

MFG Finance may issue other series of junior subordinated debt securities under the indenture in addition to the debentures. The indenture does not limit the amount of debt securities that MFG Finance, the guarantor or its other subsidiaries may incur under the indenture or other indentures to which they are or become a party. The debentures are not convertible into or exchangeable for the guarantor’s or MFG Finance’s common shares or authorized preferred shares.

Capitalized terms used and not defined in this summary have the meanings specified in the indenture. There are no restrictions on the ability of MFG Finance to transfer funds to the guarantor.

General

The debentures will be unsecured and will be subordinated to all of MFG Finance’s senior debt, as defined under “—Subordination—Senior Debt of MFG Finance and the Guarantor”. Senior debt generally includes, among other things, all indebtedness for money borrowed that is not by its terms junior to or pari passu with the debentures, including the proposed issuance by MFG Finance of $             million of senior notes to be offered concurrently with this offering.

Interest Rate and Interest Payment Dates

The debentures will bear interest:

•	at the annual rate of % from and including , 2007 to but excluding , 2017, payable semi-annually in arrears on and of each year, beginning on , 2008; and

•

thereafter, at an annual rate equal to three-month LIBOR plus     %, payable quarterly in arrears on              ,              ,              and              of each year, beginning on              , 2017 (or if any such day is not a business day, on the next business day, unless the next business day is in the next calendar month, in which case on the preceding business day).

These dates are referred to as “interest payment dates”, and the period beginning on and including             , 2007 and ending on but excluding the first interest payment date, and each successive period beginning on and including an interest payment date and ending on but excluding the next interest payment date, is referred to as an “interest period ”. The amount of interest payable will be computed with respect to any interest period ending on or prior to              , 2017 on the basis of a 360-day year consisting of twelve 30-day months and with respect to any interest period ending after such date on the basis of a 360-day year and the actual number of days elapsed. In the event any interest payment date on or prior to the regularly scheduled interest payment in              2017 is not a business day, the interest payment shall be made on the following business day without accrual of additional interest.

If a change of control event occurs, as defined under “Description of Junior Subordinated Debentures—Optional Redemption upon a Change of Control Event”, the annual rate of interest on the debentures shall be increased by 5.00% on the earlier of the date 90 days after the date of the change of control event and the next interest payment date unless we redeem all of the debentures within 90 days after the date of the change of control event.

For the purposes of calculating interest due on the debentures after              , 2017:

•

“Three-month LIBOR” means, with respect to any quarterly interest period, the rate (expressed as a percentage per annum) for deposits in U.S. dollars for a three-month period commencing on the first day of that quarterly interest period that appears on the Reuters Screen LIBOR01 Page as of 11:00 a.m. (London time) on the LIBOR determination date for that quarterly interest period. If such rate does not appear on Reuters Screen LIBOR01 Page, three-month LIBOR will be determined on the basis of the rates at which deposits in U.S. dollars for a three-month period commencing on the first day of that quarterly interest period and in a principal amount of not less than $1,000,000 are offered to prime banks in the London interbank market by four major banks in the London interbank market selected by the calculation agent (after consultation with the guarantor and MFG Finance), at approximately 11:00 a.m., London time, on the LIBOR determination date for that quarterly interest period. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, three-month LIBOR with respect to that quarterly interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of such quotations. If fewer than two quotations are provided, three-month LIBOR with respect to that quarterly interest period will be the arithmetic mean (rounded upward if necessary to the nearest whole multiple of 0.00001%) of the rates quoted by three major banks in New York City selected by the calculation agent, at approximately 11:00 a.m., New York City time, on the first day of that quarterly interest period for loans in U.S. dollars to leading European banks for a three-month period commencing on the first day of that quarterly interest period and in a principal amount of not less than $1,000,000. However, if fewer than three banks selected by the calculation agent to provide quotations are quoting as described above, three-month LIBOR for that quarterly interest period will be the same as three-month LIBOR as determined for the previous interest period or, in the case of the quarterly interest period beginning on              , 2017,     %. The establishment of three-month LIBOR for each quarterly interest period by the calculation agent shall (in the absence of manifest error) be final and binding.

•	“Calculation agent” means Deutsche Bank Trust Company Americas, or any other firm appointed by MFG Finance, acting as calculation agent.

•	“LIBOR determination date” means the second London banking day immediately preceding the first day of the relevant quarterly interest period.

•	“London banking day” means any day on which commercial banks are open for general business (including dealings in deposits in U.S. dollars) in London, England.

•

“Reuters Screen LIBOR01 Page” means the display designated on the Reuters Screen LIBOR01 Page (or such other page as may replace the Reuters Screen LIBOR01 Page on the service or such other service as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. Dollar deposits).

Accrued interest that is not paid on the applicable interest payment date (after giving effect to the adjustments for non-business days described above) will bear additional interest, to the extent permitted by law, at the then applicable rate, from the relevant interest payment date, compounded on each subsequent interest payment date. The terms “interest” and “deferred interest” refer not only to regularly scheduled interest payments but also to interest on interest payments not paid on the applicable interest payment date (i.e., compounded interest).

Option to Defer Interest Payments

MFG Finance may, on one or more occasions, defer payment of interest on the debentures for one or more consecutive interest periods up to 10 years. It may defer payment of interest prior to, on or after the scheduled maturity date. MFG Finance may not defer interest beyond the final repayment date or the earlier redemption of the debentures. MFG Finance has no present intention of exercising its right to defer payments of interest on the debentures.

Deferred interest on the debentures will bear interest at the then applicable rate, compounded on each interest payment date, subject to applicable law. As used in this prospectus, a “deferral period” refers to the period beginning on an interest payment date with respect to which MFG Finance elects to defer interest and ending on the earlier of (i) the tenth anniversary of that interest payment date and (ii) the next interest payment date on which it has paid the deferred interest, all deferred interest with respect to any subsequent period and all other accrued interest on the debentures that is due and payable.

Immediately following the first interest payment date during the deferral period on which MFG Finance elects to pay current interest or, if earlier, the fifth anniversary of the beginning of the deferral period, subject to the occurrence of a market disruption event, as defined under “—Market Disruption Event”, the guarantor will be required, unless otherwise directed by any applicable regulatory authority, to sell qualifying APM securities pursuant to the alternative payment mechanism and MFG Finance will be required to apply the eligible proceeds to the payment of any deferred interest on the next interest payment date, and this requirement will continue in effect until the end of the deferral period. Subject to the requirements of any applicable regulatory authority, MFG Finance may not pay deferred interest from any source other than eligible proceeds from the sale of qualifying APM securities. MFG Finance may also pay deferred interest from any source if the deferral period is terminated on the interest payment date following certain business combinations or an event of default resulting in the acceleration of the debentures has occurred. MFG Finance may pay current interest on any interest payment date from any source.

Although the failure of the guarantor or MFG Finance to comply with the foregoing rules with respect to the alternative payment mechanism and payment of interest during a deferral period will be a breach of the indenture, it will not constitute an event of default under the indenture or give rise to a right of acceleration or similar remedy.

If MFG Finance has paid all deferred interest on the debentures, it can begin a new deferral period as described above.

If the guarantor is involved in a merger, consolidation, amalgamation or conveyance, transfer or lease of assets substantially as an entirety to any other person (a “business combination”) where immediately after the consummation of the business combination more than 50% of the surviving entity’s voting stock is owned by the shareholders of the other party to the business combination or a majority of the members of the guarantor’s board of directors cease to be continuing directors, as defined under “—Redemption—Optional Redemption upon a Change of Control Event”, then the alternative payment mechanism and the foregoing rules relating to payment of interest during a deferral period will not apply to any deferral period that is terminated on the next interest payment date following the date of consummation of the business combination.

MFG Finance will give the holders of the debentures and the trustee written notice of its election to begin or end a deferral period at least five business days before the next interest payment date.

If MFG Finance defers payments of interest on the debentures, the debentures will be treated as being issued with original issue discount for United States federal income tax purposes. This means that you must include interest income with respect to the deferred interest in gross income for United States federal income tax purposes, prior to receiving any cash interest. See “Material U.S. Federal Tax Considerations—United States Holders—Interest Income and Original Issue Discount”.

Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances

The guarantor and MFG Finance will agree that, so long as any debentures remain outstanding, if MFG Finance has given notice of its election to defer interest payments on the debentures but the related deferral period has not yet commenced or if a deferral period is continuing, then the guarantor will not, and will not permit any of its subsidiaries (including MFG Finance) to:

•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any shares in the capital of the guarantor;

•

make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any debt securities of the guarantor that rank, or make any payments under any guarantee that ranks, upon liquidation of the guarantor, pari passu with the guarantee or make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any debt securities of MFG Finance that rank, upon liquidation of MFG Finance, pari passu with the debentures (all such debt securities and guarantees, including the debentures, “parity securities”); or

•

make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any debt securities of the guarantor that rank, or make any payments under any guarantee that ranks, upon liquidation of the guarantor, junior to the guarantee or make any payment of principal of, or interest or premium, if any, on, or repay, purchase or redeem any debt securities of MFG Finance that rank, upon liquidation of MFG Finance, junior to the debentures.

The restrictions listed above do not apply to:

•	any purchase, redemption or other acquisition of shares in the capital of the guarantor in connection with:

•	any employment contract, benefit plan or other similar arrangement with or for the benefit of any one or more employees, officers, directors or consultants;

•	a dividend reinvestment or shareholder purchase plan; or

•	the issuance of its shares, or securities convertible into or exercisable for such shares, as consideration in an acquisition transaction entered into prior to the applicable deferral period;

•

any exchange or conversion of any class or series of the guarantor’s shares, or the capital stock of one of its subsidiaries, for any other class or series of its shares, or of any class or series of its indebtedness for any class or series of its shares;

•	any purchase of fractional interests in shares of the guarantor pursuant to the conversion or exchange provisions of such shares or the securities being converted or exchanged;

•

any declaration of a dividend in connection with any shareholder rights plan, or the issuance of rights, stock or other property under any shareholder rights plan, or the redemption or repurchase of rights pursuant thereto;

•

any dividend in the form of shares, warrants, options or other rights where the dividend stock or stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equally with or junior to such stock;

•

any payment of current or deferred interest on parity securities that is made pro rata with the amounts due on such parity securities (including the debentures), provided that such payments are made in accordance with the last paragraph under “—Alternative Payment Mechanism” to the extent it applies, and any payments of deferred interest on parity securities that, if not made, would cause the guarantor or MFG Finance to breach the terms of the instrument governing such parity securities; or

•

any payment of principal in respect of parity securities having the same scheduled maturity date as the debentures, as required under a provision of such parity securities that is substantially the same as the provision described under “—Repayment of Principal”, and that is made on a pro rata basis among one or more series of parity securities having such a provision and the debentures.

In addition, if any deferral period lasts longer than one year, subject to the above exceptions neither the guarantor nor any of its subsidiaries may purchase or acquire any securities ranking junior to or pari passu with any qualifying APM securities the proceeds of which were used to settle deferred interest during the relevant deferral period before the first anniversary of the date on which all deferred interest has been paid, subject to the exceptions listed above. However, if the guarantor is involved in a business combination where immediately after its consummation more than 50% of the surviving entity’s voting stock is owned by the shareholders of the other party to the business combination or a majority of the members of the guarantor’s board of directors cease to be continuing directors, as defined under “—Redemption—Optional Redemption upon a Change of Control Event”, then the one-year restriction on such repurchases will not apply to any deferral period that is terminated on the next interest payment date following the date of consummation of the business combination.

Alternative Payment Mechanism

Subject to the conditions described in “—Option to Defer Interest Payments” and to the exclusions described in this section and in “—Market Disruption Events”, if MFG Finance defers interest on the debentures, the guarantor will be required, commencing not later than the earlier of (i) the first interest payment date on which MFG Finance pays current interest (which it may do from any source of funds) or (ii) the fifth anniversary of the commencement of the deferral period, to issue qualifying APM securities until the guarantor has raised an amount of eligible proceeds at least equal to the aggregate amount of accrued and unpaid deferred interest on the debentures. MFG Finance will be required to apply the eligible proceeds raised by the guarantor to pay deferred interest on the debentures. This method of funding the payment of accrued and unpaid interest is referred to herein as the “alternative payment mechanism”. Any accrued and unpaid interest will be due and payable on the final repayment date or if an event of default resulting in the acceleration of the debentures has occurred and is continuing, regardless of the amounts of eligible proceeds raised.

Notwithstanding (and as a qualification to) the foregoing, under the alternative payment mechanism:

•

The guarantor is not required to issue common shares (or, if it has amended the definition of qualifying APM securities to eliminate common shares, as discussed below, qualifying warrants) during the first five years of any deferral period to pay deferred interest on the debentures, if the number of common shares issued or issuable upon the exercise of qualifying warrants issued pursuant to the alternative payment mechanism, together with the number of common shares previously issued and the number of shares issued or issuable upon the exercise of qualifying warrants previously issued pursuant to the alternative payment mechanism during that deferral period, would exceed an amount equal to 2% of the total number of issued and outstanding common shares as of the date of its then most recent publicly available consolidated financial statements (the “common equity issuance cap”);

•

The guarantor is not permitted to sell common shares and qualifying warrants or mandatorily convertible preferred shares to pay deferred interest on the debentures, such that the number of common shares to be issued or for which such warrants are exercisable or into which such mandatorily convertible preferred shares are convertible, together with any outstanding common shares issued pursuant to the alternative payment mechanism, or issued or issuable upon the exercise of qualifying warrants or conversion of mandatorily convertible preferred shares issued pursuant to the alternative payment mechanism, would exceed             million common shares (the “share cap amount”), subject to adjustment in the event of a share split, reverse share split, share dividend, reclassification, recapitalization, split-up, combination, exchanges of shares of similar transaction with respect to the guarantor’s common shares. If the share cap amount has been reached and is not sufficient to allow the guarantor to raise sufficient proceeds to pay deferred interest in full, the guarantor has agreed to use its commercially reasonable efforts to increase the share cap amount (i) only to the extent that it can do so and simultaneously satisfy future fixed or contingent obligations under other securities and derivative instruments that provide for settlement or payment in common shares of the guarantor or (ii) if the guarantor cannot increase the share cap amount as contemplated in clause (i) above, by requesting the guarantor’s board of directors to adopt a resolution for a shareholder vote at the next occurring annual shareholders’ meeting to increase the number of authorized common shares for purposes of satisfying the guarantor’s obligations to pay deferred interest. The share cap amount limitation will apply so long as the debentures remain outstanding. Moreover, if the definition of qualifying APM securities is amended to eliminate common shares, then the number of common shares constituting the share cap amount will be increased by 100%;

•

The guarantor is not required or permitted to issue qualifying preferred shares or mandatorily convertible preferred shares to pay deferred interest on the debentures to the extent that the net proceeds of any issuance of qualifying preferred shares and any mandatorily convertible preferred shares applied to pay deferred interest on the debentures pursuant to the alternative payment mechanism, together with the net proceeds of all prior issuances of qualifying preferred shares and any still-outstanding mandatorily convertible preferred shares so applied during the current and all prior deferral periods, would exceed 25% of the aggregate principal amount of the outstanding debentures (the “preferred shares issuance cap”); and

•

The sale of mandatorily convertible preferred shares, and so long as the definition of qualifying APM securities has not been amended to eliminate common shares, as discussed below, the sale of qualifying warrants to pay deferred interest is an option that may be exercised at the guarantor’s sole discretion, and it will not be obligated to sell mandatorily convertible preferred shares or qualifying warrants or to apply the proceeds of any such sale to pay deferred interest on the debentures, and no class of investors in its securities, or any other party, may require it to issue mandatorily convertible preferred shares or qualifying warrants.

Once the guarantor reaches the common equity issuance cap for a deferral period, it will not be required to issue more common shares (or, if it has amended the definition of qualifying APM securities to eliminate common shares, as discussed below, qualifying warrants) under the alternative payment mechanism during the first five years of such deferral period even if the number of its outstanding common shares subsequently increases. The common equity issuance cap will cease to apply after the fifth anniversary of the commencement of any deferral period, at which point MFG Finance must pay any deferred interest regardless of the time at which it was deferred, using the alternative payment mechanism, subject to any market disruption event and the share cap amount. In addition, if the common equity issuance cap is reached during a deferral period and MFG Finance subsequently pays all deferred interest, the common equity issuance cap will cease to apply at the termination of such deferral period and will not apply again unless and until MFG Finance starts a new deferral period.

“Eligible proceeds” means, for each relevant interest payment date, the net proceeds (after underwriters’ or placement agents’ fees, commissions or discounts and other expenses relating to the issuance or sale) the guarantor has received during the 180-day period prior to that interest payment date from the issuance or sale of qualifying APM securities (excluding sales of qualifying preferred shares and mandatorily convertible preferred shares in excess of the preferred shares issuance cap), in each case to persons that are not its subsidiaries.

“Mandatorily convertible preferred shares” means cumulative preferred shares with (i) no prepayment obligation of the liquidation preference on the part of the issuer thereof, whether at the election of the holders or otherwise, and (ii) a requirement that the preferred shares convert into common shares of the guarantor within three years from the date of its issuance at a conversion ratio within a range established at the time of issuance of the preferred shares, subject to customary anti-dilution adjustments.

“Qualifying APM securities” means common shares, qualifying preferred shares, qualifying warrants and mandatorily convertible preferred shares, provided that the guarantor may, without the consent of the holders of the debentures, amend the definition of qualifying APM securities to eliminate mandatorily convertible preferred shares, common shares or qualifying warrants (but not both common shares and qualifying warrants) from the definition if an accounting standard or interpretive guidance of an existing standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States becomes effective such that there is more than an insubstantial risk of a reduction in MF Global’s earnings per share as calculated in accordance with generally accepted accounting principles in the United States.

“Qualifying preferred shares” means non-cumulative perpetual preferred shares that (i) rank pari passu with or junior to all other preferred shares of the guarantor, (ii) as to which the transaction documents provide for no remedies as a consequence of non-payment of dividends other than permitted remedies and (iii) (a) is non-redeemable, (b) is subject to intent-based replacement disclosure and has a provision that prohibits the guarantor from making any distributions thereon upon its failure to satisfy one or more financial tests set forth therein or (c) is subject to a qualifying replacement capital covenant, as such terms are defined under “Replacement Capital Covenant”.

“Qualifying warrants” means net share settled warrants to purchase the guarantor’s common shares that (i) have an exercise price greater than the current stock market price of its common shares as of the date it agrees to issue the warrants and (ii) the guarantor is not entitled to redeem for cash and the holders of which are not entitled to require it to repurchase for cash in any circumstances. If the guarantor issues qualifying warrants, it will be required to use commercially reasonable efforts, subject to the common equity issuance cap, to set the terms of such qualifying warrants so as to raise sufficient proceeds from their issuance to pay all deferred interest on the debentures in accordance with the alternative payment mechanism. The guarantor intends that any qualifying warrants issued in accordance with the alternative payment mechanism will have exercise prices at least 10% above the current stock market price of its common shares on the date of issuance. The “current stock market price” of the guarantor’s common shares on any date shall be the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions by the New York Stock Exchange or, if its common shares are not then listed on the New York Stock Exchange, as reported by the principal U.S. securities exchange on which its common shares are traded. If its common shares are not listed on any U.S. securities exchange on the relevant date, the “current stock market price” shall be the last quoted bid price for its common shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization. If the guarantor’s common shares are not so quoted, the “current stock market price” shall be the average of the mid-point of the last bid and ask prices for its common shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by it for this purpose.

Although failure of the guarantor and MFG Finance to comply with their respective obligations with respect to the alternative payment mechanism will breach the indenture, it will not constitute an event of default thereunder or give rise to a right of acceleration or similar remedy.

If, due to a market disruption event or otherwise, the guarantor were able to raise some, but not all, eligible proceeds necessary to pay all deferred interest on any interest payment date, MFG Finance will apply any available eligible proceeds to pay accrued and unpaid interest on the applicable interest payment date in chronological order based on the date each payment was first deferred, subject to the common equity issuance cap and preferred shares issuance cap, and each beneficial owner of debentures will be entitled to receive a pro rata share of any amounts received on the debentures. If the guarantor or MFG Finance has outstanding parity securities under which the guarantor is obligated to sell securities that are qualifying APM securities and the guarantor or one of its subsidiaries is obligated to apply the net proceeds to the payment of deferred interest or distributions, then on any date and for any period the amount of net proceeds received by it from those sales and available for payment of the deferred interest and distributions shall be applied to the debentures and those other parity securities on a pro rata basis up to the common equity issuance cap or the preferred shares issuance cap and the share cap amount, as applicable (or comparable provisions in the instruments governing those parity securities), in proportion to the total amounts that are due on the debentures and such parity securities.

Market Disruption Events

A “market disruption event” means the occurrence or existence of any of the following events or sets of circumstances:

•

trading in securities generally (or in the guarantor’s common shares or preferred shares specifically) on the New York Stock Exchange or any other national securities exchange, or in the over-the-counter market, on which its common shares and/or preferred shares are then listed or traded shall have been suspended or its settlement generally shall have been materially disrupted or minimum prices shall have been established on any such exchange or market by the relevant exchange or by any applicable regulatory body or governmental agency having jurisdiction, and the establishment of such minimum prices materially disrupts or otherwise has a material adverse effect on trading in, or the issuance and sale of, qualifying APM securities or qualifying capital securities, as the case may be;

•

the guarantor would be required to obtain the consent or approval of its shareholders or any applicable regulatory authority (including any securities exchange) or governmental authority to issue or sell qualifying APM securities pursuant to the alternative payment mechanism or, for the guarantor or MFG Finance, to issue or sell qualifying capital securities pursuant to its repayment obligations described under “—Repayment of Principal”, as the case may be, and that consent or approval has not yet been obtained notwithstanding its commercially reasonable efforts to obtain that consent or approval;

•

a banking moratorium shall have been declared by the federal or state authorities of the United States and such moratorium materially disrupts or otherwise has a material adverse effect on trading in, or the issuance and sale of, qualifying APM securities or qualifying capital securities, as the case may be;

•

a material disruption shall have occurred in commercial banking or securities settlement or clearance services in the United States and such disruption materially disrupts or otherwise has a material adverse effect on trading in, or the issuance and sale of, qualifying APM securities or qualifying capital securities, as the case may be;

•

the United States shall have become engaged in hostilities, there shall have been an escalation in hostilities involving the United States, there shall have been a declaration of a national emergency or war by the United States or there shall have occurred any other national or international calamity or crisis and such event materially disrupts or otherwise has a material adverse effect on trading in, or the issuance and sale of, qualifying APM securities or qualifying capital securities, as the case may be;

•

there shall have occurred such a material adverse change in general domestic or international economic, political or financial conditions, including as a result of terrorist activities, and such change materially disrupts or otherwise has a material adverse effect on trading in, or the issuance and sale of, qualifying APM securities or qualifying capital securities, as the case may be;

•

an event occurs and is continuing as a result of which the offering document for the offer and sale of qualifying APM securities or qualifying capital securities, as the case may be, would, in the guarantor’s reasonable judgment, contain an untrue statement of a material fact or omit to state a material fact required to be stated in that offering document or necessary to make the statements in that offering document not misleading and either (i) the disclosure of that event at such time, in the guarantor’s reasonable judgment, is not otherwise required by law and would have a material adverse effect on its business or (ii) the disclosure relates to a previously undisclosed proposed or pending development or material business transaction, and the guarantor has a bona fide business reason for keeping the same confidential or the disclosure of which would impede the guarantor’s ability to consummate that transaction, provided that no single suspension period contemplated by this bullet shall exceed 90 consecutive days and multiple suspension periods described in this bullet shall not exceed an aggregate of 90 days in any 180-day period; or

•

the guarantor reasonably believes that the offering document for the offer and the sale of the qualifying APM securities or qualifying capital securities, as the case may be, would not be in compliance with a rule or regulation of the SEC (for reasons other than those described in the immediately preceding bullet) and it is unable to comply with such rule or regulation or such compliance is unduly burdensome, provided that no single suspension period described in this bullet shall exceed 90 consecutive days and multiple suspension periods described in this bullet shall not exceed an aggregate of 90 days in any 180-day period.

The guarantor and MFG Finance will be excused from their obligations under the alternative payment mechanism in respect of any interest payment date if the guarantor provides written certification to the trustee (which the trustee will promptly forward upon receipt to each holder of record of debentures) no more than 15 and no less than 10 business days in advance of that interest payment date certifying that:

•	a market disruption event was existing after the immediately preceding interest payment date; and

•

either (i) the market disruption event continued for the entire period from the business day immediately following the preceding interest payment date to the business day immediately preceding the date on which that certification is provided or (ii) the market disruption event continued for only part of this period, but the guarantor was unable to raise sufficient eligible proceeds during the rest of that period to pay all accrued and unpaid interest.

The guarantor and MFG Finance will not be excused from their obligations under the alternative payment mechanism if the guarantor determines not to pursue or complete the sale of qualifying APM securities due to pricing, dividend rate or dilution considerations.

Repayment of Principal

MFG Finance must repay the principal amount of the debentures, together with accrued and unpaid interest, on                   , 2037, or if that day is not a business day, the next business day (the “scheduled maturity date”), subject to the limitations described below. If any unpaid amounts on the debentures remain outstanding following the scheduled maturity date, such amounts will continue to bear interest at a rate equal to three-month LIBOR plus     %, reset quarterly, computed on the basis of a 360-day year and the actual number of days elapsed.

MFG Finance’s obligation to repay the debentures on the scheduled maturity date is limited. The indenture requires that MFG Finance repay the debentures on the scheduled maturity date to the extent of the applicable percentage of the net cash proceeds it and the guarantor have received from the issuance of qualifying capital securities, as these terms are defined under “Replacement Capital Covenant”, during a 180-day period ending on a notice date not more than 15 and not less than 10 days prior to the scheduled maturity date. Moreover, MFG Finance may only pay deferred interest on the debentures out of the eligible proceeds from the guarantor’s sale of qualifying APM securities, subject to the exceptions set forth under “—Alternative Payment Mechanism”. MFG Finance will be required to repay the unpaid principal amount of the debentures on each interest payment date following the scheduled maturity date to the extent of the applicable percentage of the net cash proceeds it and the guarantor receive from their subsequent issuance of qualifying capital securities or upon the earliest to occur of the redemption of the debentures, an event of default that results in acceleration of the debentures, or                   , 2067, which is the “final repayment date” for the debentures. The guarantor’s and MFG Finance’s right to redeem, repay or purchase debentures prior to                   , 2047 is subject to the covenant described under “Replacement Capital Covenant” for so long as that covenant is in effect.

Except as described below, the guarantor and MFG Finance will agree in the indenture to use their commercially reasonable efforts (as defined below) to raise sufficient net cash proceeds from the issuance of qualifying capital securities during the 180-day period described above, to permit repayment of the debentures in full on the scheduled maturity date in accordance with the above requirement. The guarantor and MFG Finance will further agree in the indenture that if they are unable for any reason to raise sufficient proceeds to permit payment in full on the scheduled maturity date, they will use their commercially reasonable efforts (except as described below) to raise sufficient proceeds from the sale of qualifying capital securities during a 90-day period ending on a notice date not more than 15 and not less than 10 days prior to the interest payment date to permit repayment on the next interest payment date, and on each interest payment date thereafter, until MFG Finance repays the debentures in full, MFG Finance redeems the debentures, an event of default that results in acceleration of the debentures occurs or the final repayment date. The failure of the guarantor or MFG Finance to use its commercially reasonable efforts to raise these proceeds would be a breach of covenant under the indenture. However, in no event will such failure be an event of default or give rise to a right of acceleration or any similar remedy thereunder.

Although under the replacement capital covenant the principal amount of debentures that MFG Finance may redeem or repay at any time on or after the scheduled maturity date may be based on the net proceeds from certain issuances during the applicable measurement period of common shares, rights to acquire common shares, mandatorily convertible preferred shares, debt exchangeable for common equity and debt exchangeable for preferred equity in addition to qualifying capital securities, the guarantor and MFG Finance are not required under the indenture to use commercially reasonable efforts to issue any securities other than qualifying capital securities in connection with the above obligation.

MFG Finance will deliver to the trustee and the holders of the debentures a notice of repayment at least 10 but not more than 15 days before the scheduled repayment date. If any debentures are to be repaid in part only, the notice of repayment will state the portion of the principal amount thereof to be repaid.

The guarantor generally may amend or supplement the replacement capital covenant without the consent of the holders of the debentures. However, with respect to qualifying capital securities, the guarantor has agreed in the indenture for the debentures that it will not amend the replacement capital covenant to impose additional restrictions on the type or amount of qualifying capital securities that they may include for purposes of determining whether or to what extent the repayment, redemption or purchase of the debentures is permitted, except with the consent of holders of a majority in principal amount of the debentures.

“Commercially reasonable efforts” to sell qualifying capital securities means commercially reasonable efforts to complete the offer and sale of qualifying capital securities to third parties that are not subsidiaries of the guarantor or MFG Finance in public offerings or private placements. The guarantor and MFG Finance will not be considered to have made commercially reasonable efforts to effect a sale of qualifying capital securities if they determine not to pursue or complete such sale due to pricing, coupon, dividend rate or dilution considerations.

The guarantor and MFG Finance will be excused from their obligation under the indenture to use commercially reasonable efforts to sell qualifying capital securities to permit repayment of the debentures if they provide written certification to the trustee (which certification will be forwarded to each holder of record of debentures) no more than 15 and no less than 10 days in advance of the required repayment date certifying that:

•

a market disruption event was existing during the 180-day period preceding the date of the certificate or, in the case of any required repayment date after the scheduled maturity date, the 90-day period preceding the date of the certificate; and

•

either (i) the market disruption event continued for the entire 180- or 90-day period, as the case may be, or (ii) the market disruption event continued for only part of the period, but they were unable after commercially reasonable efforts to sell sufficient qualifying capital securities during the rest of that period to permit repayment of the debentures in full.

Payments in respect of the debentures on and after the scheduled maturity date will be applied, first, to deferred interest to the extent of eligible proceeds under the alternative payment mechanism, second, to current interest that MFG Finance is not paying from other sources and, third, to the principal of the debentures; provided that, if MFG Finance and the guarantor are obligated to sell qualifying capital securities and make payments of principal on any outstanding parity securities in addition to the debentures in respect thereof, then on any date and for any period, such payments will be made on the debentures and those other parity securities having the same scheduled maturity date as the debentures pro rata in accordance with their respective outstanding principal amounts and no such payment will be made on any other securities having a later scheduled maturity date until the principal of the debentures has been paid in full, except to the extent permitted under “—Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances” and the last paragraph under “—Alternative Payment Mechanism”. If the applicable percentage of the net cash proceeds of qualifying capital securities issued by the guarantor and MFG Finance during the relevant 180- or 90-day period is less than $5 million, MFG Finance will not be required to repay any debentures on the scheduled maturity date or the next interest payment date, as applicable. On the next interest payment date as of which the applicable percentage of the net cash proceeds of qualifying capital securities issued by the guarantor and MFG Finance during the 180-day period preceding the applicable notice date (or, if shorter, the period since it last repaid any principal amount of debentures) is at least $5 million, MFG Finance will be required to repay a principal amount of the debentures equal to the applicable percentage of all net cash proceeds from the sale of qualifying capital securities during such 180-day or shorter period.

Any principal amount of the debentures, together with accrued and unpaid interest, will be due and payable on the final repayment date, regardless of the amount of qualifying capital securities or qualifying APM securities the guarantor or MFG Finance, as the case may be, have issued and sold by that time.

Redemption

The debentures are:

•	repayable on the scheduled maturity date or thereafter as described under “—Repayment of Principal”;

•

redeemable, in whole or in part, at any time prior to                   , 2017, at a cash redemption price equal to the greater of (i) 100% of their principal amount and (ii) the applicable make-whole amount, in each case plus accrued and unpaid interest on such debentures to the redemption date;

•

redeemable in whole, but not in part, at any time within 90 days after a change of control event, at a cash redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such debentures to the redemption date;

•

redeemable, in whole or in part, at any time on or after                   , 2017 at a cash redemption price equal to 100% of their principal amount, plus accrued and unpaid interest on such debentures to the redemption date; and

•	not subject to any sinking fund or similar provision.

Any redemption or repayment of the debentures during a deferral period is subject to the obligations of the guarantor and MFG Finance described under “—Alternative Payment Mechanism” and any redemption or repayment of the debentures prior to the earlier of a change of control event and                   , 2047 is subject to the guarantor’s obligations under the replacement capital covenant as described under “Replacement Capital Covenant”.

Optional Redemption

The debentures are redeemable, in whole or in part, at MFG Finance’s option at any time prior to                   , 2017, at a cash redemption price equal to the greater of (i) 100% of their principal amount and (ii) the applicable make-whole amount, in each case plus accrued and unpaid interest on such debentures to the redemption date.

“Make-whole amount ” means the sum, as calculated by the calculation agent, of the present values of the remaining scheduled payments of principal (discounted from                   , 2017) and interest that would have been payable to and including                   , 2017 (discounted from their respective interest payment dates) on the debentures to be redeemed (not including any portion of such payments of interest accrued to the redemption date) to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the treasury rate plus the applicable spread. The “applicable spread“ will be             basis points in the event of a redemption of all outstanding debentures after the occurrence of a tax event or rating agency event and             basis points in the event of any other redemption.

A “tax event” means the receipt by the guarantor and MFG Finance of an opinion of counsel to the effect that, as a result of:

•

any amendment to, or change, including an announced prospective change, in the laws or any regulations of the United States or any political subdivision or taxing authority of or in the United States that is enacted or issued or becomes effective after the date hereof;

•	any proposed change in those laws or regulations that is announced after the date hereof;

•	any official or administrative pronouncement or action or judicial decision interpreting or applying United States laws or regulations that is announced on or after the date hereof; or

•

any threatened challenge asserted in connection with an audit of the guarantor or the guarantor’s subsidiaries, or a threatened challenge asserted in writing against any tax payer that has raised capital through the issuance of securities that are substantially similar to the debentures and which securities were rated investment grade at the time of issue of such securities, there is more than an insubstantial increase in risk that interest payable by MFG Finance on the debentures is not or will not be deductible by MFG Finance, in whole or in part, for United States federal income tax purposes.

A “rating agency event” means that any nationally recognized statistical rating organization within the meaning of Section 3(a)(62) of the Exchange Act that then publishes a rating for the guarantor or MFG Finance (an “NRSRO”), amends, clarifies or changes the criteria it uses to assign equity credit to securities such as the debentures, which amendment, clarification or change results in:

•

the shortening of the length of time the debentures are assigned a particular level of equity credit by that NRSRO as compared to the length of time they would have been assigned that level of equity credit by that NRSRO or its predecessor on the date hereof; or

•

the lowering of the equity credit (including up to a lesser amount of equity credit) assigned to the debentures by that NRSRO or its predecessor as compared to the equity credit assigned by rating agency or its predecessor on the date hereof.

“Treasury rate” means the semi-annual equivalent yield to maturity of the treasury security that corresponds to the treasury price (calculated in accordance with standard market practice and computed as of the second trading day preceding the redemption date).

“Treasury security” means the United States Treasury security that the treasury dealer determines would be appropriate to use, at the time of determination and in accordance with standard market practice, in pricing the debentures being redeemed in a tender offer based on a spread to United States Treasury yields.

“Treasury price” means the bid-side price for the treasury security as of the third trading day preceding the redemption date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York on that trading day and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities,” except that: (i) if that release (or any successor release) is not published or does not contain that price information on that trading day; or (ii) if the treasury dealer determines that the price information is not reasonably reflective of the actual bid-side price of the treasury security prevailing at 3:30 p.m., New York City time, on that trading day, then treasury price will instead mean the bid-side price for the treasury security at or around 3:30 p.m., New York City time, on that trading day (expressed on a next trading day settlement basis) as determined by the treasury dealer through such alternative means as the treasury dealer considers to be appropriate under the circumstances.

“Treasury dealer” means any nationally recognized investment banking firm that is a primary U.S. Government Securities dealer appointed by MFG Finance for these purposes.

Optional Redemption upon a Change of Control Event

The debentures are also redeemable in whole, but not in part, at MFG Finance’s option at any time within 90 days after the occurrence of a change of control event, at a cash redemption price equal to 100% of their principal amount, plus any accrued and unpaid interest to the redemption date.

“Change of control event” means the occurrence of a change of control and a below investment grade rating event.

“Below investment grade rating event” means the guarantor’s senior unsecured credit rating from each of the rating agencies is below investment grade on any date from the date of the public notice of an arrangement that could result in a change of control until the end of the 60-day period following public notice of the occurrence of a change of control (which period shall be extended so long as the senior unsecured credit rating of the guarantor is under publicly announced consideration for possible downgrade by any of the rating agencies); provided that a below investment grade rating event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular change of control (and thus shall not be deemed a below investment grade rating event for purposes of the definition of change of control event hereunder) if the rating agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable change of control (whether or not the applicable change of control shall have occurred at the time of the below investment grade rating event).

“Change of control ” means the occurrence of any of the following:

•

the direct or indirect sale, transfer, conveyance or other disposition (other than by way of amalgamation, merger, consolidation or scheme of arrangement), in one or a series of related transactions, of all or substantially all of the properties or assets of the guarantor and those of the guarantor’s subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than MFG Finance or another wholly-owned subsidiary of the guarantor;

•

the consummation of any transaction (including, without limitation, any amalgamation, merger, consolidation or scheme of arrangement) the result of which is that any “person” (as that term is used in Section 13(d)(3) of the Exchange Act), other than MFG Finance or another wholly-owned subsidiary of the guarantor, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting shares of the guarantor, measured by voting power rather than number of shares; or

•	the first day on which a majority of the members of the guarantor’s board of directors are not continuing directors.

Notwithstanding the foregoing, a transaction effected to create a holding company for the guarantor will not be deemed to involve a change of control if (i) pursuant to such transaction the guarantor becomes a wholly-owned subsidiary of such holding company and (ii) the holders of the voting shares of such holding company immediately following such transaction are the same as the holders of the voting shares of the guarantor immediately prior to such transaction.

“Continuing directors” means, as of any date of determination, any member of the guarantor’s board of directors who:

•	was a member of such board of directors on the first date that any of the debentures were issued; or

•

was elected or appointed to the guarantor’s board of directors with the approval of a majority of the continuing directors who were members of the guarantor’s board at the time of such election or appointment.

“Fitch” means Fitch Ratings, or any successor thereto.

“Investment grade” means a rating of BBB- or better by Fitch (or its equivalent under any successor rating categories of Fitch), Baa3 or better by Moody’s (or its equivalent under any successor rating categories of Moody’s) and BBB- or better by S&P (or its equivalent under any successor rating categories of S&P) (or, in each case, if such rating agency ceases to publish a senior unsecured credit rating for the guarantor for reasons outside of the guarantor’s control, the equivalent investment grade credit rating from any rating agency selected by the guarantor as a replacement rating agency).

“Moody’s” means Moody’s Investor Services Inc., or any successor thereto.

“Rating agency” means:

•	each of Fitch, Moody’s and S&P; and

•

if any of Fitch, Moody’s or S&P ceases to rate the debentures or fails to make a rating of the debentures publicly available for reasons outside of the guarantor’s control, an NRSRO selected by the guarantor as a replacement agency for Fitch, Moody’s or S&P, or all of them, as the case may be.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw-Hill, Inc., or any successor thereto.

“Voting shares” as applied to shares of any person, means shares, interests, participations or other equivalents in the equity interest (however designated) in such person having ordinary voting power for the election of a majority of the directors (or the equivalent) of such person, other than shares, interests, participations or other equivalents having such power only by reason of the occurrence of a contingency.

Redemption Procedures

MFG Finance may not redeem the debentures in part if the principal amount has been accelerated and such acceleration has not been rescinded or unless all accrued and unpaid interest, including deferred interest, has been paid in full on all outstanding debentures for all interest periods terminating on or before the redemption date.

Subject to applicable law, including U.S. federal securities laws and, at any time prior to               , 2047, to the replacement capital covenant, the guarantor or its affiliates may at any time and from time to time purchase outstanding debentures by tender, in the open market or by private agreement.

Notice of any redemption will be mailed by the trustee at least 30 days but not more than 60 days before the redemption date to the registered address of each holder of debentures to be redeemed. From and after the time such notice has been given, if funds for the redemption of any debentures called for redemption have been made available on the redemption date, the debentures will cease to bear interest on the date fixed for redemption specified in the notice, and the only right of the holders of the debentures will be to receive payment of the redemption price.

If any date fixed for redemption of debentures is not a business day, then the paying agent will pay the redemption price on the next succeeding day which is a business day, without any interest or other payment due to the delay. However, if the next business day falls in the next calendar year, the paying agent will make the payment on the immediately preceding business day. In the event that payment of the redemption price for the debentures called for redemption is improperly withheld or refused and not paid either by MFG Finance or by the guarantor pursuant to the guarantee, interest on the debentures will continue to accumulate at the then applicable rate, from the redemption date originally established by MFG Finance until the redemption price is actually paid. In that case, the actual payment date will be the date fixed for redemption for purposes of calculating the redemption price.

If less than all debentures are redeemed, the amount of each to be redeemed will be allocated pro rata based upon the total amount of debentures outstanding. The particular debentures to be redeemed shall be selected pro rata (based upon principal amount) not more than 60 days prior to the redemption date by the trustee from the outstanding debentures not previously called for redemption, or, if not practicable, by such other method (including by lot) as the trustee shall deem fair and appropriate; provided that so long as the debentures are in book-entry form, such selection shall be made by DTC in accordance with its customary procedures.

If MFG Finance gives the holders of debentures notice of redemption of any of the debentures held in a global security form, then, by 12:00 noon, New York City time, on the redemption date, to the extent funds are available, the trustee will deposit irrevocably with the depositary, funds sufficient to pay the applicable redemption price and will give the depositary irrevocable instructions and authority to pay the redemption price to the holders of the debentures. With respect to debentures not held in a global security form, the trustee, to the extent funds are available, will irrevocably deposit with the paying agent for the debentures funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the redemption price to the holders of the debentures once the holders of the debentures surrender their certificates evidencing the debentures. Distributions payable on or prior to the redemption date for any debentures called for redemption will be payable on the distribution dates to holders of debentures on the relevant record dates.

The Subordinated Guarantee

In the indenture, the guarantor will fully and unconditionally guarantee all obligations of MFG Finance under the indenture and the debentures (the “guarantee”). The guarantor’s obligations under the guarantee will be unsecured and subordinate and junior in right of payment to all of its senior debt, as defined under “—Subordination—Senior Debt of MFG Finance and the Guarantor.” This means that the guarantor cannot make any payments on the guarantee if either the guarantor or MFG Finance is in default on any payment with respect to its senior debt after expiration of any applicable grace period, or at any time when a default by the guarantor or MFG Finance on any of its senior debt has resulted in the acceleration of its maturity, or if there is a judicial proceeding pending with respect to a default on the senior debt of the guarantor or MFG Finance and the guarantor has received notice of the default.

In the event of the guarantor’s insolvency, funds that the guarantor would otherwise use to pay the holders of the debentures will be used to pay the holders of senior debt to the extent necessary to pay the senior debt in full.

As of March 31, 2007, giving pro forma effect to the Recapitalization and the application of the net proceeds from this offering and the concurrent offering of senior notes, MFG Finance and the guarantor would have had approximately $             million and $             million, respectively, of outstanding borrowings, all of which, other than the debentures and the guarantee, would be senior debt. MF Global and certain of its subsidiaries recently entered into a $1.5 billion five-year revolving credit facility, referred to as the “liquidity facility”, with several financial institutions, including affiliates of certain underwriters. No borrowings are currently outstanding under the liquidity facility. The obligations of any subsidiary borrower under the liquidity facility will be fully guaranteed by MF Global, which guarantee will rank senior to its guarantee of the debentures.

Since the guarantor is a holding company, the guarantor’s rights and the rights of its creditors, including the holders of debentures who would be creditors of the guarantor by virtue of the guarantee, and its shareholders to participate in any distribution of the assets of any subsidiary upon the subsidiary’s liquidation or reorganization or otherwise, would be subject to prior claims of the subsidiary’s creditors, except in some cases to the extent that the guarantor may be a creditor of the subsidiary. The right of the guarantor’s creditors, including the holders of debentures, to participate in the distribution of the stock owned by the guarantor in some of its subsidiaries may also be subject to approval by regulatory authorities having jurisdiction over the subsidiaries.

Subordination

MFG Finance’s obligations to pay interest on, and principal of, the debentures will be unsecured, subordinated and junior in right of payment to all of MFG Finance’s existing and future senior debt, as defined under “—Senior Debt of MFG Finance and the Guarantor”. As a result, upon any distribution to the creditors of MFG Finance in a liquidation, dissolution, bankruptcy, insolvency or reorganization, the payment of the principal of and interest on the debentures will be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all senior debt of MFG Finance, in addition to the limitations set forth under “—Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership”.

MFG Finance may not make payments of principal or interest on the debentures at any time that either the guarantor or MFG Finance is in default on any payment with respect to its senior debt after expiration of any applicable grace period, or at any time when the guarantor or MFG Finance has defaulted on any of its senior debt resulting in the acceleration of the maturity of the senior debt, or if there is a judicial proceeding pending with respect to a default on the senior debt of the guarantor or MFG Finance and MFG Finance has received notice of the default. MFG Finance may resume payments on the debentures when the default is cured or waived if the subordination provisions of the indenture will permit MFG Finance to do so at that time. After MFG Finance has paid all of its senior debt in full, holders of debentures will still be subrogated to the rights of holders of such senior debt for the amount of distributions otherwise payable to holders of the debentures until the debentures are paid in full.

If payment or distribution on account of the debentures of any character or security, whether in cash, securities or other property, is received by a holder of any debentures, including the trustee, in contravention of any of the terms of the indenture and before all the senior debt of MFG Finance has been paid in full, that payment or distribution or security will be received in trust for the benefit of, and must be paid over or delivered and transferred to, holders of that senior debt at the time outstanding in accordance with the priorities then existing among those holders for application to the payment of all senior debt remaining unpaid to the extent necessary to pay all senior debt in full.

Upon payment or distribution of assets to creditors upon insolvency, receivership, conservatorship, reorganization, readjustment of debt, marshalling of assets and liabilities or similar proceedings or any liquidation or winding up of or relating to MFG Finance as a whole, whether voluntary or involuntary, the holders of all senior debt will first be entitled to receive payment in full before holders of the outstanding debentures will be entitled to receive any payment in respect of the principal of, or premium, if any, or interest on, the outstanding debentures.

After MFG Finance has paid in full all sums it owes on its senior debt, the holders of the debentures, together with the holders of obligations of MFG Finance ranking on a parity with the debentures, will be entitled to be paid from MFG Finance’s remaining assets the amounts at the time due and owing on the debentures and the other obligations. MFG Finance will make payment on the debentures before it makes any payment or other distribution, whether in cash, property or otherwise, on account of any capital stock or obligations ranking junior to the debentures.

By reason of this subordination, if MFG Finance becomes insolvent, holders of senior debt may receive more, and holders of debentures may receive less, than MFG Finance’s other creditors, including trade creditors. This subordination will not prevent the occurrence of any event of default on the debentures.

As of March 31, 2007, giving pro forma effect to the Recapitalization and the application of the net proceeds from this offering and the concurrent offering of senior notes, MFG Finance and the guarantor would have had approximately $             million and $             million, respectively, of outstanding borrowings, all of which, other than the debentures and the guarantee, would be senior debt.

Senior Debt of MFG Finance and the Guarantor

For purposes of the debentures and the guarantee as applicable, “senior debt” with respect to MFG Finance or the guarantor (each, for purposes of this definition, an “obligor“) is defined as the principal, premium, if any, unpaid interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the obligor whether or not a claim for post-filing interest is allowed in such proceeding), fees, charges, expenses, reimbursement and indemnification obligations, and all other amounts payable under or in respect of the types of debt generally described below, to the extent applicable to that obligor:

(1) debt for money the obligor has borrowed;

(2) debt evidenced by a bond, note, debt security, or similar instrument (including purchase money obligations) whether or not given in connection with the acquisition of any business, property or assets, whether by purchase, merger, consolidation or otherwise, but not any account payable or other obligation created or assumed in the ordinary course of business in connection with the obtaining of materials or services;

(3) debt which is a direct or indirect obligation which arises as a result of banker’s acceptances or bank letters of credit issued to secure the obligor’s obligations;

(4) any debt of others described in the preceding clauses (1) through (3) which the obligor has guaranteed or for which the obligor is otherwise liable;

(5) debt secured by any mortgage, pledge, lien, charge, encumbrance or any security interest existing on the obligor’s property;

(6) the obligor’s obligation as lessee under any lease of property which is reflected on the guarantor’s consolidated balance sheet as a capitalized lease;

(7) any deferral, amendment, renewal, extension, supplement or refunding of any liability of the kind described in any of the preceding clauses (1) through (6); and

(8) the obligor’s obligations to make payments under the terms of financial instruments such as securities contracts and foreign currency exchange contracts, derivative instruments and other similar financial instruments.

For purposes of the debentures and the guarantee, senior debt will exclude any indebtedness or guarantee that is by its terms subordinated to, or ranks equally with, the debentures or the guarantee, as applicable, and trade accounts payable and other accrued liabilities arising in the ordinary course of business.

Concurrently with this offering, MFG Finance intends to offer up to $             billion principal amount of senior notes. See “Concurrent Offering of Senior Notes”. The debentures will be subordinated to the senior notes.

No change in the subordination of the debentures or the guarantee in a manner adverse to holders of senior debt will be effective against any holder of senior debt without its consent.

Additional Amounts

With respect to any payments on the debentures made by the guarantor, all such payments under, or with respect to, the debentures will be made free and clear of, and without withholding or deduction for or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge, including penalties, interest and other liabilities related thereto (“taxes”), imposed or levied by or on behalf of Bermuda or any other jurisdiction in which the guarantor is engaged in business, organized, resident for tax purposes or generally subject to tax on a net income basis, or any political subdivision or taxing authority of or in any of the foregoing, unless the guarantor is required to withhold or deduct taxes by law or by the official interpretation or administration thereof.

If the guarantor is so required to withhold or deduct any amount for, or on account of, such taxes from any payment made under or with respect to the debentures by the guarantor, the guarantor will pay such additional amounts (“additional amounts”), as may be necessary so that the net amount received by each holder (including additional amounts) after such withholding or deduction will not be less than the amount such holder would have received if such taxes had not been required to be withheld or deducted.

Whenever either in the indenture or this prospectus there is mentioned, in any context, payment of principal (and premium, if any), redemption price, interest or any other amount payable under or with respect to any debentures and in each case by the guarantor, such mention shall be deemed to include mention of the payment of additional amounts to the extent that, in such context, additional amounts are, were or would be payable by the guarantor in respect thereof.

The guarantor’s obligation to pay additional amounts will survive any termination or discharge of the indenture.

Limitation on Claims in the Event of Bankruptcy, Insolvency or Receivership

The indenture provides that a holder of debentures, by that holder’s acceptance of the debentures, agrees that in certain events of the guarantor’s or MFG Finance’s bankruptcy, insolvency or receivership, whether voluntary or not, prior to the redemption or repayment of its debentures, that holder of debentures will have no claim for, and thus no right to receive, optionally deferred and unpaid interest that has not been settled through the application of the alternative payment mechanism to the extent the amount of such interest exceeds the sum of (x) the interest that relates to the two earliest years of any deferral period on the debentures (including compounded interest thereon) for which interest has not been paid and (y) an amount equal to such holder’s pro rata share of the excess, if any, of the preferred shares issuance cap over the aggregate amount of net proceeds from the sale of qualifying preferred shares and unconverted mandatorily convertible preferred shares that has been applied to pay such deferred interest pursuant to the alternative payment mechanism. Each holder of debentures is deemed to have agreed that, to the extent the claim for such deferred interest exceeds the amount set forth in clause (x), the amount it receives in respect of such excess shall not exceed the amount it would have received had the claim for such excess ranked pari passu with the interests of the holders, if any, of qualifying preferred shares.

Events of Default; Waiver and Notice

The following events are “events of default” with respect to the debentures:

•

default in the payment of accrued and unpaid interest or additional amounts in full on any debenture for a period of 30 days after the conclusion of a 10-year period following the commencement of any deferral period;

•	default in the payment of principal or any premium on any debenture when such principal or premium becomes due and payable;

•

the guarantee ceases to be effective (except in accordance with its terms), is found in any judicial proceeding to be unenforceable or invalid or is denied or disaffirmed (except in accordance with its terms); and

•	any event of bankruptcy, insolvency or reorganization relating to MFG Finance or the guarantor, whether voluntary or not.

If an event of default under the indenture (other than an event of default relating to the bankruptcy, insolvency or reorganization of MFG Finance or the guarantor) occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding debentures may declare the entire principal, premium, if any, and all accrued and unpaid interest on all debentures to be due and payable immediately. An event of default relating to the bankruptcy, insolvency or reorganization of MFG Finance or the guarantor will cause the entire principal, premium, if any, and all accrued and unpaid interest on all debentures to be due and payable immediately without any declaration or other act by the trustee or any holder. In addition, if such a declaration of acceleration occurs, but before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of not less than a majority in principal amount of the outstanding debentures may cancel the acceleration if MFG Finance deposits with the trustee all required payments of the principal of, and any premium or interest on the debentures, plus certain fees, expenses, disbursements and advances of the trustee.

The trustee is generally required to give notice to the holders of the debentures within 90 days of a default of which the trustee has actual knowledge under the indenture unless the default has been cured or waived.

The indenture provides that no holder of debentures may institute a proceeding with respect to the indenture or for any remedy under the indenture, unless such holder has previously given notice to the trustee of an event of default and the trustee fails to act, for 60 days, after:

•

it has received a written request to institute proceedings in respect of an event of default from the holders of not less than 25% in principal amount of the outstanding debentures, as well as an offer of indemnity reasonably satisfactory to the trustee; and

•	no direction inconsistent with such written request has been given to the trustee during that 60-day period by the holders of a majority in principal amount of the outstanding debentures.

This provision will not prevent, however, any holder of debentures from instituting suit for the enforcement of payment of the principal of, and any premium, interest or additional amounts on debentures or the guarantee at their respective due dates.

Subject to provisions in the indenture relating to the trustee’s duties in case of default, the trustee is not under an obligation to exercise any of its rights or powers under the indenture at the request or direction of any holders of debentures then outstanding, unless the holders have offered to the trustee security or indemnity satisfactory to it. Subject to these provisions for the indemnification of the trustee, the holders of not less than a majority in principal amount of the outstanding debentures will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the applicable trustee, or of exercising any trust or power conferred upon the trustee. However, the trustee may refuse to follow any direction which is in conflict with any law or the indenture, which may involve the trustee in personal liability or which may be unduly prejudicial to the holders of debentures not joining in the direction.

Modification of the Indenture

Modification and amendment of the indenture may be made only with the consent of the holders of not less than a majority in principal amount of all outstanding debentures. However, no modification or amendment may, without the consent of the holder of each debenture affected, do any of the following:

•	change the stated maturity of the principal of, or any premium or interest payable on, any debenture, including the scheduled maturity date and the final repayment date;

•	reduce the principal amount of, or the rate or amount of interest or additional amounts on, or any premium payable on redemption of any debenture;

•	change the place of payment or the currency or currencies of payment of the principal of, and any premium, interest or additional amounts payable on any debenture;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debenture;

•

reduce the percentage of the holders of outstanding debentures necessary to modify or amend the indenture, to waive compliance with certain provisions thereof or certain defaults and consequences thereunder, or to reduce the quorum or voting requirements contained in the indenture;

•

modify any of the foregoing provisions or any of the provisions relating to the waiver of certain past defaults or certain covenants, except to increase the required percentage to effect such action or to provide that certain other provisions may not be modified or waived without the consent of the holder of the debentures;

•	change any obligation of the guarantor to pay additional amounts described under “—Additional Amounts”; or

•	release the guarantor or modify the guarantee other than in accordance with the indenture.

The guarantor, MFG Finance and the trustee may modify or amend the indenture, without the consent of any holder of debentures, for any of the following purposes:

•	to evidence the succession of another person to MFG Finance or the guarantor as obligor under the indenture;

•	to add to the covenants for the benefit of the holders of debentures or to surrender any right or power conferred upon MFG Finance or the guarantor in the indenture;

•

to add or change any provisions of the indenture to facilitate the issuance of or exchange into, or to liberalize certain terms of, debentures in bearer form, or in uncertificated form, provided that such action shall not adversely affect the interests of the holders of the debentures in any material respect;

•	to add, change or eliminate any provisions of the indenture, provided that any such addition, change or elimination shall:

•	become effective only when there are no outstanding debt securities created prior to the change or elimination which are entitled to the benefit of the applicable provision, or

•	not apply to any outstanding debentures created prior to the change or elimination;

•	to provide for the acceptance or appointment of a successor trustee;

•	to cure any ambiguity, defect or inconsistency in the indenture; or

•	to amend the definition of qualifying APM securities in the indenture for the purposes of the alternative payment mechanism as described under “—Alternative Payment Mechanism”.

Denominations, Interest, Registration and Transfer

The debentures will be issued in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The principal of, and any premium, or interest on, the debentures will be payable in U.S. dollars at the corporate trust office of the trustee, initially located at 60 Wall Street, 27th Floor, New York, NY 10005. At the option of MFG Finance, however, payment of interest may be made by check mailed to the address of the person entitled to the interest payment as it appears in the security register for the debentures or by wire transfer of funds to that person at an account maintained within the United States. MFG Finance will have the right to require a holder of debentures, in connection with any payment on such debentures, to certify information to it or, in the absence of such certification, MFG Finance will be entitled to rely on any legal presumption to enable it to determine its obligation, if any, to deduct or withhold taxes, assessments or governmental charges from such payment. MFG Finance may at any time designate additional paying agents, remove any paying agents, or approve a change in the office through which any paying agent acts, except that MFG Finance will be required to maintain a paying agent in the place of payment for the debentures. All monies MFG Finance or the guarantor pay to a paying agent for the payment of principal of, or any premium or interest on any debenture or additional amounts which remain unclaimed at the end of two years after the principal, premium, interest or additional amounts has become due and payable will be repaid to MFG Finance, subject to any applicable law. After this time, the holder of the debenture will be able to look only to MFG Finance for payment.

Any interest not punctually paid on any interest payment date with respect to a debenture, other than interest that is deferred as described under “—Option to Defer Interest”, will be defaulted interest and will cease to be payable to the holder on the original regular record date and may either:

•	be paid to the holder at the close of business on a special record date for the payment of defaulted interest to be fixed by the trustee; or

•	be paid at any time in any other lawful manner, all as more completely described in the indenture.

If the defaulted interest is to be paid on a special record date, notice of the special record date will be mailed to each holder of such debenture not less than ten days before the special record date.

Subject to certain limitations imposed on debentures issued in book-entry form, the debentures will be exchangeable for other debentures with the same terms and with the same total principal amount and authorized denomination upon surrender of the debentures at the corporate trust office of the trustee. In addition, subject to certain limitations imposed upon debentures issued in book-entry form, the debentures may be surrendered for transfer or exchange at the corporate trust office of the trustee. Every debenture surrendered for transfer or exchange will be duly endorsed or accompanied by a written instrument of transfer. There will be no service charge on any transfer or exchange of debentures, but MFG Finance may require payment by holders to cover any tax or other governmental charge payable in connection with the transfer or exchange.

If MFG Finance designates a transfer agent (in addition to the trustee) for the debentures, MFG Finance may at any time remove the transfer agent or approve a change in the location at which the transfer agent acts, except that MFG Finance will be required to maintain a transfer agent in the place of payment for the debentures. MFG Finance may at any time designate additional transfer agents with respect to the debentures.

Neither MFG Finance, nor the guarantor, nor any trustee will be required to do any of the following:

•

issue, register the transfer of or exchange debentures during a period beginning at the opening of business 15 days before there is a selection of debentures to be redeemed and ending at the close of business on the day of mailing or publication of the relevant notice of redemption;

•	register the transfer of or exchange any debenture, or portion thereof, called for redemption, except the unredeemed portion of any debenture being only partially redeemed; or

•	issue, register the transfer of or exchange any debenture that has been surrendered for repayment at the option of the holder, except the portion, if any, of the debenture that is not to be repaid.

Global Securities

The debentures will be issued in the form of one or more fully registered global securities that will be deposited with The Depository Trust Company, the initial securities depositary for the debentures, or its nominee and registered in the name of the depositary or its nominee. See “Book-Entry System”. One or more registered global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding registered debentures. Unless and until it is wholly exchanged for debentures in definitive registered form, a registered global security may not be transferred except as a whole by the depositary to its nominee or by a nominee to the depositary or another nominee, or by the depositary or its nominee to a successor of the depositary or the successor depositary’s nominee.

Ownership of beneficial interests in a registered global security will be limited to persons that have accounts with, or are participants of, the depositary for the registered global security or persons that may hold interests through participants. When MFG Finance issues the debentures, the depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the debentures represented by the registered global security owned by those participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the debentures. Ownership of participants in a registered global security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the depositary and ownership of persons who hold debentures through participants will be reflected on the records of participants. Participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Access to the depositary’s system is also available to others, such as banks, brokers, dealers and trust companies, that clear through or maintain a custodial relationship with a participant, either directly or indirectly, which are referred to herein to as indirect participants. Persons who are not participants or indirect participants may beneficially own registered global securities held by the depositary only through participants or indirect participants.

So long as the depositary, or its nominee, is the registered owner of the global security, the depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the registered global security for all purposes under the indenture. Except as set forth below, owners of beneficial interests in a registered global security will not be entitled to have the debentures represented by the registered global security registered in their names, will not receive or be entitled to receive physical delivery of the debentures in definitive form, and will not be considered the owners or holders thereof under the indenture. Accordingly, each person owning a beneficial interest in a registered global security must rely on the procedures of the depositary and, if such person is not a participant, on the procedures of the participant and, if applicable, the indirect participant through which such person owns its interest, to exercise any rights of a holder under the indenture. MFG Finance understands that under existing industry practices, if MFG Finance requests any action of holders or if an owner of a beneficial interest in a registered global security desires to give or take any action which a holder is entitled to give or take under the indenture, the depositary would authorize the participants holding the beneficial interests to give or take the action, and the participants and, if applicable, indirect participants would authorize beneficial owners owning through the participants and, if applicable, indirect participants to give or take such action or would otherwise act upon the instructions of beneficial owners holding through them.

Payments of principal of, and any premium or interest on, the debentures represented by a registered global security or additional amounts will be made to the depositary or its nominee, as the case may be, as the registered owner of the registered global security. None of the guarantor, MFG Finance, the trustee or any other agent of MFG Finance or the trustee will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security or for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

MFG Finance expects that once the depositary receives any payment of principal of, and any premium or interest on a registered global security or additional amounts, the depositary will immediately credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the registered global security as shown on the records of the depositary. MFG Finance also expects that payments by participants or, if applicable, indirect participants to owners of beneficial interests in the registered global security held through the participants or, if applicable, indirect participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of the participants or indirect participants as the case may be.

Neither the guarantor, MFG Finance, the trustee, any paying agent, nor the security registrar for the debentures will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the registered global security for such debentures or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

If the depositary for the debentures notifies MFG Finance that it is at any time unwilling or unable to continue as depositary or ceases to be a clearing agency registered under the Exchange Act, MFG Finance has agreed to appoint a successor depositary. If MFG Finance does not appoint a successor depositary registered as a clearing agency under the Exchange Act within 90 days after it becomes aware of the unwillingness, inability or ineligibility, or an event of default has occurred and is continuing and the beneficial owners representing a majority in principal amount of the debentures represented by the registered global security advise the depositary to cease acting as depositary for such registered global security, MFG Finance will issue debentures in definitive form in exchange for the registered global security. In addition, MFG Finance may at any time and in its sole discretion determine not to have the debentures represented by one or more registered global securities and, in such event, will issue the debentures in definitive form in exchange for all of the registered global security or securities representing the debentures. Any debentures issued in definitive form in exchange for a registered global security will be registered in such name or names as the depositary shall instruct the trustee. It is expected that such instructions will be based upon directions received by the depositary from participants with respect to ownership of beneficial interests in the registered global security.

Amalgamation, Merger, Consolidation or Sale

Subject to the provisions described in the following, the guarantor and MFG Finance have each agreed in the indenture to preserve their respective corporate existence. The guarantor and MFG Finance may consolidate with, or sell, lease or otherwise transfer all or substantially all of their assets to, or amalgamate or merge with or into, any other company, corporation, trust or other entity provided that:

•

the successor or continuing company (i) is, in the case of the guarantor, either the guarantor or a person organized under the laws of Bermuda, the United States, any state thereof, the District of Columbia, any full member state of the European Union, Canada, Australia or Switzerland (or any political subdivision thereof) or, in the case of MFG Finance, MFG Finance or a direct or indirect subsidiary of the guarantor (or any successor or continuing company of the guarantor) organized under the laws of the United States, any state or the District of Columbia and (ii) if the successor or continuing company is a person other than the guarantor or MFG Finance, expressly assumes by supplemental indenture, in the case of MFG Finance, all of MFG Finance’s obligations under the indenture, and in the case of the guarantor, all of the guarantor’s obligations under the indenture and the guarantee; and

•	immediately after the transaction, there would not be any default in the performance of any covenant or condition of the indenture.

Upon any such amalgamation, consolidation, merger, or sale, the successor corporation formed, or into which the guarantor or MFG Finance, as the case may be, are merged or to which the assets of the guarantor or MFG Finance, as the case may be, are sold, shall succeed to, and be substituted for, the guarantor or MFG Finance, as the case may be, under the indenture.

This covenant would not apply to any recapitalization transaction, change of control of the guarantor or a transaction in which the guarantor incurs a large amount of additional debt unless the transactions or change of control included an amalgamation, merger or consolidation or transfer of substantially all of the guarantor’s assets. The debentures may be redeemed, however, within 90 days after the occurrence of a change of control event, as described under “—Optional Redemption Upon a Change of Control Event” and, if not so redeemed, will bear interest at an increased rate as described under “—Interest Rate and Interest Payment Dates.”

Certain Covenants

Existence

Except as permitted under “—Amalgamation, Merger, Consolidation or Sale” above the guarantor and MFG Finance will do or cause to be done all things necessary to preserve and keep their respective legal existence, rights and franchises in full force and effect; provided that the guarantor or MFG Finance will not be required to preserve any right or franchise if the guarantor or MFG Finance, as the case may be, determines that the preservation of that right or franchise is no longer desirable in the conduct of its business and that its loss is not disadvantageous in any material respect to the holders of any debenture.

Maintenance of Properties

The guarantor will cause all of its material properties used or useful in the conduct of its business or the business of any of its subsidiaries to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and the guarantor will cause to be made all necessary repairs, renewals, replacements, betterments and improvements for those properties, as the guarantor in its judgment believes is necessary so that it may carry on the business related to those properties properly and advantageously at all times; provided that the guarantor will not be prevented from selling or otherwise disposing of its properties or the properties of its subsidiaries in the ordinary course of business.

Payment of Taxes and Other Claims

The guarantor will pay or discharge, or cause to be paid or discharged, before they become delinquent,

•	all taxes, assessments and governmental charges levied or imposed upon the guarantor or any of its subsidiaries or upon its income, profits or property or that of any of its subsidiaries; and

•	all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property or any of its subsidiaries;

provided that the guarantor will not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim the amount, applicability or validity of which is being contested in good faith by appropriate proceedings.

Provision of Financial Information

If the guarantor is subject to Section 13 or 15(d) of the Exchange Act, it will, within 15 days of each of the respective dates by which the guarantor files annual reports, quarterly reports and other documents with the SEC pursuant to such Sections 13 and 15(d):

•	file with the applicable trustee copies of the annual reports, quarterly reports and other documents that the guarantor files with the SEC pursuant to Section 13 or 15(d) of the Exchange Act; and

•	promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of those documents to any prospective holder.

Waiver of Certain Covenants

The guarantor and MFG Finance may choose not to comply with any term, provision or condition of the foregoing covenants, or with certain other terms, provisions or conditions with respect to the debentures (except any such term, provision or condition which could not be amended without the consent of all holders of the debentures), if before or after the time for compliance with the covenant, term, provision or condition, the holders of at least a majority in principal amount of all outstanding debentures either waive compliance in that instance or generally waive compliance with that covenant or condition. Unless the holders expressly waive compliance with a covenant and the waiver has become effective, the obligations of the guarantor and MFG Finance and the duties of the trustee in respect of the term, provision or condition will remain in full force and effect.

Within 120 days after the close of each fiscal year, MFG Finance must deliver to the trustee a certificate, signed by one of several specified officers, stating such officer’s knowledge of MFG Finance’s compliance with all the conditions and covenants under the indenture and, in the event of any noncompliance, specifying such noncompliance and the nature and status of the noncompliance.

Actions Not Restricted by Indenture

The indenture does not contain restrictions on MFG Finance’s and the guarantor’s ability to:

•	incur, assume or become liable for any type of debt or other obligation;

•	create liens on their respective property for any purpose; or

•

pay dividends or make distributions on its shares or repurchase or redeem its shares, except as set forth under “—Dividend and Other Payment Stoppages during Interest Deferral and under Certain Other Circumstances”.

The indenture does not require the maintenance of any financial ratios or specified levels of net worth or liquidity.

Governing Law

The indenture (including the guarantee) and the debentures will be governed by, and will be construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Deutsche Bank Trust Company Americas is the trustee under the indenture relating to the debentures. MFG Finance maintains banking relationships with Deutsche Bank Trust Company Americas and its affiliates in the ordinary course of business. These banking relationships include Deutsche Bank Trust Company Americas serving as trustee under the indenture for the senior notes issued by MFG Finance, and providing the guarantor and its subsidiaries with general banking services. Upon the occurrence of an event of default or an event which, after notice or lapse of time or both, would become an event of default under the indenture, or upon the occurrence of a default under another indenture under which Deutsche Bank Trust Company Americas serves as trustee, the trustee may be deemed to have a conflicting interest for purposes of the Trust Indenture Act and, accordingly, may be required to resign as trustee under the indenture. In that event, MFG Finance would be required to appoint a successor trustee.

REPLACEMENT CAPITAL COVENANT

The following is a brief description of the terms of the replacement capital covenant. This description is subject to and qualified in its entirety by reference to the replacement capital covenant.

At or around the time of issuance of the debentures, the guarantor will enter into a replacement capital covenant pursuant to which it will agree for the benefit of persons that buy, hold or sell a specified series of long-term indebtedness of MFG Finance ranking senior to the debentures that neither the guarantor nor MFG Finance will repay, redeem or purchase, nor will any other subsidiaries of the guarantor purchase, any of the debentures prior to               , 2047, unless the principal amount repaid, or the applicable redemption or purchase price, does not exceed the sum of:

•

the applicable percentage of the aggregate amount of net proceeds the guarantor and its subsidiaries (including MFG Finance) have received from the sale to persons other than the guarantor and its subsidiaries of common shares or rights to acquire common shares (including common shares issued pursuant to the guarantor’s dividend reinvestment plan or employee benefit plans), debt exchangeable for common equity, debt exchangeable for preferred equity, mandatorily convertible preferred shares or qualifying capital securities; plus

•

the applicable percentage of the market value of any common shares that the guarantor or any of its subsidiaries (including MFG Finance) have issued to persons other than the guarantor or any of its subsidiaries in connection with the conversion or exchange of any convertible or exchangeable securities, other than securities for which the guarantor or any of its subsidiaries has received equity credit from any rating agency;

in each case within the applicable measurement period (without double counting proceeds received, or the market value of such common shares issued, in any prior measurement period). The foregoing restrictions do not apply to the purchase of the debentures or any portion thereof by the subsidiaries of the guarantor in connection with the distribution thereof or market-making or other secondary-market activities. Common shares, rights to acquire common shares, debt exchangeable for common equity, debt exchangeable for preferred equity, mandatorily convertible preferred shares and qualifying capital securities are referred to herein collectively as “replacement capital securities.” For purposes of the replacement capital covenant, the term “repay” includes the satisfaction and discharge of the obligations of the guarantor and MFG Finance under the indenture with respect to the debentures.

The replacement capital covenant will terminate if an event of default resulting in acceleration of the debentures or a change of control event occurs.

The following terms, as used in this description of the replacement capital covenant, have the meanings indicated:

“Applicable percentage” means:

•

with respect to common shares and rights to acquire common shares, 133.33% with respect to any repayment, redemption or purchase prior to               , 2017, 200% with respect to any repayment, redemption or purchase on or after               , 2017 and prior to               , 2037, and 400% with respect to any repayment, redemption or purchase on or after               , 2037;

•

with respect to debt exchangeable for common equity, debt exchangeable for preferred equity, mandatorily convertible preferred shares, and qualifying capital securities described under clause (1) of the definition of that term, 100% with respect to any repayment, redemption or purchase prior to               , 2037, and 300% with respect to any repayment, redemption or purchase on or after               , 2037;

•

with respect to qualifying capital securities described under clause (2) of the definition of that term but not clause (1), 100% with respect to any repayment, redemption or purchase prior to              , 2037, and 200% with respect to any repayment, redemption or purchase on or after              , 2037; and

•	with respect to qualifying capital securities described under clause (3) of the definition of that term but not clause (1) or (2), 100%.

“Common shares” means the guarantor’s common shares (including common shares issued pursuant to its dividend reinvestment plan and employee benefit plans).

“Debt exchangeable for common equity” means a security or combination of securities (together in this definition, “such securities”) that: (a) gives the holder a beneficial interest in (i) a fractional interest in a share purchase contract for a common share of the guarantor that will be settled in three years or less, with the number of common shares purchasable pursuant to such share purchase contract to be within a range established at the time of issuance of such subordinated debt securities, subject to customary anti-dilution adjustments and (ii) the guarantor’s or one of its subsidiaries’ subordinated debt securities that are non-callable prior to the settlement date of the share purchase contracts; (b) provides that the holders directly or indirectly grant the guarantor a security interest in such subordinated debt securities and their proceeds (including any substitute collateral permitted under the transaction documents) to secure the holders’ direct or indirect obligation to purchase common shares pursuant to such share purchase contracts; (c) includes a remarketing feature pursuant to which the subordinated debt securities are remarketed to new investors commencing not later than the last distribution date that is at least one month prior to the settlement date of the share purchase contract; and (d) provides for the proceeds raised in the remarketing to be used to purchase common shares under the share purchase contracts and, if there has not been a successful remarketing by the settlement date of the share purchase contract, provides that the share purchase contracts will be settled by the guarantor exercising its remedies as a secured party with respect to the subordinated debt securities or other collateral directly or indirectly pledged by holders in the debt exchangeable for common equity.

“Debt exchangeable for preferred equity” means a security or combination of securities (together in this definition, “such securities”) that: (a) gives the holder a beneficial interest in (i) the guarantor’s or one of its subsidiaries’ (in this definition, the “issuer”) subordinated debt securities that are the most junior subordinated debt of the issuer (or rank pari passu with the most junior subordinated debt of the issuer) and include a provision permitting the issuer to defer distributions in whole or in part on such securities for one or more distribution periods of up to at least seven years without any remedies other than permitted remedies and (ii) an interest in a share purchase contract that obligates the holder to acquire a beneficial interest in qualifying preferred shares; (b) provides that the holders directly or indirectly grant to the guarantor a security interest in such subordinated debt securities and their proceeds (including any substitute collateral permitted under the transaction documents) to secure the investors’ direct or indirect obligation to purchase qualifying preferred shares pursuant to such share purchase contracts; (c) includes a remarketing feature pursuant to which the issuer’s subordinated debt is remarketed to new investors commencing not later than the first distribution date that is at least five years after the date of issuance of such securities or earlier in the event of an early settlement event based on (i) one or more financial tests set forth in the terms of the instrument governing the terms of such debt exchangeable for preferred equity or (ii) the dissolution of the issuer of such debt exchangeable for preferred equity; (d) provides for the proceeds raised in the remarketing to be used to purchase qualifying preferred shares under the share purchase contracts and, if there has not been a successful remarketing by the first distribution date that is six years after the date of issuance of such securities, provides that the guarantor will settle the share purchase contracts by exercising its rights as a secured creditor with respect to its subordinated debt securities or other collateral directly or indirectly pledged by investors in the debt exchangeable for preferred equity; (e) includes a qualifying replacement capital covenant that will apply to such securities and to any qualifying preferred shares issued pursuant to the share purchase contracts, provided that such qualifying replacement capital covenant may not include debt exchangeable for common equity or debt exchangeable for preferred equity as replacement capital securities; and (f) after the issuance of such qualifying preferred shares, provides the holder with a beneficial interest in such qualifying preferred shares.

“Measurement date” means (a) with respect to any repayment, redemption or purchase of debentures on or prior to the scheduled maturity date, the date that is 180 days prior to delivery of notice of such repayment or redemption or the date of such purchase; and (b) with respect to any repayment, redemption or purchase of debentures after the scheduled maturity date, the date that is 90 days prior to the date of such repayment, redemption or purchase, except that, if during the 90-day (or any shorter) period preceding the date that is 90 days prior to the date of such repayment, redemption or purchase, the guarantor and its subsidiaries issued replacement capital securities to persons other than the guarantor and its subsidiaries but no repayment, redemption or purchase was made in connection therewith, the 90-day (or shorter) period prior to the date of such repayment, redemption or purchase.

“Measurement period” means, with respect to any date on which notice of repayment or redemption is delivered with respect to debentures or on which the guarantor or MFG Finance, as the case may be, repurchases, or any subsidiary of the guarantor purchases, any debenture, the period beginning on the measurement date with respect to such notice or purchase date and ending on such notice or purchase date, as the case may be. Measurement periods cannot run concurrently.

“Qualifying capital securities” means securities or combinations of securities (other than common shares, rights to acquire common shares, mandatorily convertible preferred shares, debt exchangeable for common equity and debt exchangeable for preferred equity) that, in the determination of the guarantor’s board of directors reasonably construing the definitions and other terms of the replacement capital covenant described herein, meet one of the following criteria:

(1)	in connection with any repayment, redemption or purchase of debentures prior to , 2017,

•

securities issued by the guarantor that rank pari passu with or junior to the guarantee upon the liquidation, dissolution or winding-up of the guarantor or issued by subsidiaries of the guarantor and guaranteed by the guarantor if such guarantee ranks pari passu with or junior to the guarantee upon the liquidation, dissolution or winding-up of the guarantor (collectively in this definition, “parity and junior securities”) that (a) have no maturity or a maturity of at least 60 years and (b) either:

•	(x) have a no payment provision or are non-cumulative and (y) are subject to a qualifying replacement capital covenant, or

•	have an optional deferral provision and a mandatory trigger provision and are subject to intent-based replacement disclosure;

•

parity and junior securities that have no maturity or a maturity of at least 40 years, are subject to a qualifying replacement capital covenant and have an optional deferral provision and a mandatory trigger provision; or

•	qualifying preferred shares; or

(2)	in connection with any repayment, redemption or purchase of debentures at any time on or after , 2017 but prior to , 2037,

•	securities described under clause (1) in this definition;

•	parity and junior securities that have no maturity or a maturity of at least 60 years and either:

•	are subject to a qualifying replacement capital covenant and have an optional deferral provision, or

•	(x) are subject to intent-based replacement disclosure and (y) have a no payment provision or are non-cumulative;

•	parity and junior securities that have no maturity or a maturity of at least 40 years, and either:

•	(i) have a no payment provision or are non-cumulative and (ii) are subject to a qualifying replacement capital covenant, or

•	have an optional deferral provision and a mandatory trigger provision and are subject to intent-based replacement disclosure;

•

parity and junior securities that have no maturity or a maturity of at least 25 years, are subject to a qualifying replacement capital covenant and have an optional deferral provision and a mandatory trigger provision; or

•

securities issued by the guarantor that rank senior to the guarantee but junior to all other securities and guarantees of the guarantor (other than parity and junior securities) upon the liquidation, dissolution or winding-up of the guarantor or issued by subsidiaries of the guarantor and guaranteed by the guarantor if such guarantee ranks senior to the guarantee but junior to all other securities and guarantees of the guarantor (other than parity and junior securities) upon the liquidation, dissolution or winding-up of the guarantor (collectively in this definition, “subordinated securities”) and that either:

•

have no maturity or a maturity of at least 60 years and either (i) are (x) non-cumulative or subject to a no-payment provision and (y) subject to a qualifying replacement capital covenant or (ii) have a mandatory trigger provision and an optional deferral provision and are subject to intent-based replacement disclosure, or

•	have no maturity or a maturity of at least 40 years, are subject to a qualifying replacement capital covenant and have a mandatory trigger provision and an optional deferral provision;

•

preferred shares issued by the guarantor or its subsidiaries that (a) have no prepayment obligation on the part of the issuer thereof, whether at the election of the holders or otherwise, (b) have no maturity or a maturity of at least 60 years, and (c) are subject to a qualifying replacement capital covenant; or

(3)	in connection with any repayment, redemption or purchase of debentures at any time on or after , 2037,

•	securities described under clause (2) in this definition;

•	parity and junior securities that have an optional deferral provision and either:

•	have no maturity or a maturity of at least 60 years and are subject to intent-based replacement disclosure or

•	have no maturity or a maturity of at least 40 years and are subject to a qualifying replacement capital covenant;

•

parity and junior securities that (a) have no maturity or a maturity of at least 40 years and are subject to intent-based replacement disclosure and (b) are non-cumulative or have a no payment provision;

•	subordinated securities that either:

•

have no maturity or a maturity of at least 60 years and either (i) have an optional deferral provision and are subject to a qualifying replacement capital covenant or (ii) (x) are non-cumulative or have a no payment provision and (y) are subject to intent-based replacement disclosure, or

•

have no maturity or a maturity of at least 40 years and either (i) (x) are non-cumulative or have a no payment provision and (y) are subject to a qualifying replacement capital covenant or (ii) are subject to intent-based replacement disclosure and have a mandatory trigger provision and an optional deferral provision; or

•

preferred shares issued by the guarantor or its subsidiaries that either (a) have no maturity or a maturity of at least 60 years and are subject to intent-based replacement disclosure or (b) have a maturity of at least 40 years and are subject to a qualifying replacement capital covenant.

For purposes of the definition of qualifying capital securities, the following terms shall have the meanings indicated:

“Alternative payment mechanism” means, with respect to any qualifying capital securities, provisions in the related transaction documents permitting the issuer of such securities, in its sole discretion, to defer or skip in whole or in part payment of distributions on such qualifying capital securities for one or more consecutive distribution periods up to 10 years and requiring the issuer (unless otherwise directed by any applicable regulatory authority) to issue (or use commercially reasonable efforts to issue) one or more types of APM qualifying securities raising eligible proceeds at least equal to the deferred distributions on such qualifying capital securities and apply the proceeds to pay unpaid distributions on such qualifying capital securities, commencing on the earlier of (x) the first distribution date after commencement of a deferral period on which the issuer pays current distributions on such qualifying capital securities and (y) the fifth anniversary of the commencement of such deferral period, and that:

•

define “eligible proceeds” to mean, for purposes of such alternative payment mechanism, the net proceeds (after underwriters’ or placement agents’ fees, commissions or discounts and other expenses relating to the issuance or sale of the relevant securities, where applicable) that the issuer has received during the 180 days prior to the related distribution date from the issuance of APM qualifying securities, up to the preferred cap (as defined below) in the case of APM qualifying securities that are qualifying preferred shares or mandatorily convertible preferred shares;

•

permit the issuer to pay current distributions on any distribution date out of any source of funds but (x) require the issuer to pay deferred distributions only out of eligible proceeds and (y) prohibit the issuer from paying deferred distributions out of any source of funds other than eligible proceeds unless otherwise required at the time by any applicable regulatory authority or if an event of default has occurred that results in the acceleration of the qualifying capital securities;

•

if deferral of distributions continues for more than one year, require the guarantor and its subsidiaries not to redeem or purchase any of its securities ranking junior to or pari passu with any APM qualifying securities the proceeds of which were used to settle deferred interest during the relevant deferral period until at least one year after all deferred distributions have been paid (a “repurchase restriction”) other than the following (none of which shall be restricted or prohibited by a repurchase restriction):

•	purchases of such securities by subsidiaries of the guarantor in connection with the distribution thereof or market-making or other secondary-market activities;

•

purchases, redemptions or other acquisitions of the guarantor’s common shares in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants; and

•

purchases of the guarantor’s common shares pursuant to a contractually binding requirement to buy such common shares entered into prior to the beginning of the related deferral period, including under a contractually binding share repurchase plan;

•

limit the guarantor’s obligation to issue (or use commercially reasonable efforts to issue) APM qualifying securities that are common shares and qualifying warrants to settle deferred distributions pursuant to the alternative payment mechanism either (i) during the first five years of any deferral period or (ii) before an anniversary of the commencement of any deferral period that is not earlier than the fifth such anniversary and not later than the ninth such anniversary (as designated in the terms of such qualifying capital securities) with respect to deferred distributions attributable to the first five years of such deferral period, to:

•	an aggregate amount of such securities, the net proceeds from the issuance of which is equal to 2% of the guarantor’s market capitalization; or

•

a number of common shares and shares purchasable upon exercise of qualifying warrants, in the aggregate, not in excess of 2% of the outstanding number of the guarantor’s common shares (the “common cap”); and

•

limit the guarantor’s right to issue APM qualifying securities that are qualifying preferred shares and mandatorily convertible preferred shares to settle deferred distributions pursuant to the alternative payment mechanism to an aggregate amount of qualifying preferred shares and still-outstanding mandatorily convertible preferred shares issued pursuant to the alternative payment mechanism, the net proceeds from the issuance of which with respect to all deferral periods is equal to 25% of the liquidation or principal amount of such qualifying capital securities (the “preferred cap”);

•	in the case of qualifying capital securities other than preferred shares, include a bankruptcy claim limitation provision;

•

may include a provision that, notwithstanding the common cap and the preferred cap, for purposes of paying deferred distributions, limits the guarantor’s ability to sell its common shares, qualifying warrants or mandatorily convertible preferred shares above an aggregate cap specified in the transaction documents (a “share cap”), subject to the guarantor’s agreement to use commercially reasonable efforts to increase the share cap amount (i) only to the extent that it can do so and simultaneously satisfy future fixed or contingent obligations under other securities and derivative instruments that provide for settlement or payment in the guarantor’s common shares or (ii) if the guarantor cannot increase the share cap amount as contemplated in clause (i) above, by requesting the guarantor’s board of directors to adopt a resolution for a shareholder vote at the next occurring annual shareholders’ meeting to increase the number of its authorized common shares for purposes of satisfying the issuer’s obligations to pay deferred distributions; and

•

permit the guarantor, at its option, to provide that if it is involved in an amalgamation, merger, consolidation, amalgamation, binding share exchange or conveyance, transfer or lease of assets substantially as an entirety to any other person or a similar transaction (a “business combination”) where immediately after the consummation of the business combination more than 50% of the surviving or resulting entity’s voting shares are owned by the shareholders of the other party to the business combination, then the first three bullet points of this definition will not apply to any deferral period that is terminated on the next distribution date following the date of consummation of the business combination;

provided (and it being understood) that:

•	the guarantor shall not be obligated to issue (or use commercially reasonable efforts to issue) APM qualifying securities for so long as a market disruption event has occurred and is continuing;

•

if, due to a market disruption event or otherwise, the guarantor is able to raise some, but not all, of the eligible proceeds necessary to pay all deferred distributions on any distribution date, the issuer will apply any available eligible proceeds to pay accrued and unpaid distributions on the applicable distribution date in chronological order subject to the common cap, the share cap and the preferred cap, as applicable; and

•

if the guarantor and its subsidiaries have outstanding more than one class or series of securities under which the guarantor is obligated to sell a type of APM qualifying securities and apply some part of the proceeds to the payment of deferred distributions, then on any date and for any period the amount of net proceeds it receives from those sales and available for payment of deferred distributions on such securities shall be applied to such securities on a pro rata basis up to the common cap, the share cap and the preferred cap, as applicable, in proportion to the total amounts that are due on such securities.

“APM qualifying securities” means, with respect to an alternative payment mechanism or any mandatory trigger provision, one or more of the following (as designated in the transaction documents for any qualifying capital securities that include an alternative payment mechanism or a mandatory trigger provision, as applicable):

•	common shares,

•	qualifying warrants,

•	qualifying preferred shares, and

•	mandatorily convertible preferred shares;

provided (and it being understood) that:

•	if the APM qualifying securities for any alternative payment mechanism or mandatory trigger provision include both common shares and qualifying warrants,

•	such alternative payment mechanism or mandatory trigger provision may permit, but need not require, the guarantor to issue qualifying warrants; and

•

the guarantor may, without the consent of the holders of the qualifying capital securities, amend the definition of APM qualifying securities to eliminate common shares or qualifying warrants (but not both) from the definition if, after the issue date, an accounting standard or interpretive guidance of an existing standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States becomes effective so that there is more than an insubstantial risk that the failure to do so would result in a reduction in the guarantor’s earnings per share as calculated for financial reporting purposes; and

•	if the APM qualifying securities for any alternative payment mechanism or mandatory trigger provision include mandatorily convertible preferred shares,

•	such alternative payment mechanism or mandatory trigger provision may permit, but need not require, the guarantor to issue mandatorily convertible preferred shares; and

•

the guarantor may, without the consent of the holders of the qualifying capital securities, amend the definition of APM qualifying securities to eliminate mandatorily convertible preferred shares from the definition if, after the issue date, an accounting standard or interpretive guidance of an existing standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States becomes effective so that there is more than an insubstantial risk that the failure to do so would result in a reduction in the guarantor’s earnings per share as calculated for financial reporting purposes.

“Bankruptcy claim limitation provision” means, with respect to any qualifying capital securities that have an alternative payment mechanism or a mandatory trigger provision, provisions that, upon any liquidation, dissolution, winding-up or reorganization or in connection with any insolvency, receivership or proceeding under any bankruptcy law with respect to the issuer or the guarantor, limit the claim of the holders of such securities to distributions that accumulate during (i) any deferral period, in the case of securities that have an alternative payment mechanism, or (ii) any period in which the guarantor fails to satisfy one or more financial tests set forth in the terms of such securities or related transaction agreements, in the case of securities having a mandatory trigger provision, to:

•

in the case of qualifying capital securities having an alternative payment mechanism or mandatory trigger provision with respect to which the APM qualifying securities do not include qualifying preferred shares or mandatorily convertible preferred shares, 25% of the stated or principal amount of such qualifying capital securities then outstanding; and

•

in the case of any other qualifying capital securities, an amount not in excess of the sum of (x) the earliest two years of accumulated and unpaid distributions (including compounded amounts thereon) and (y) an amount equal to the excess, if any, of the preferred cap over the aggregate amount of net proceeds from the sale of qualifying preferred shares and mandatory convertible preferred shares that are still outstanding that the issuer has applied to pay such distributions pursuant to the alternative payment mechanism or the mandatory trigger provision; provided that the holders of such qualifying capital securities are deemed to agree that, to the extent the claim for deferred distributions exceeds the amount set forth in clause (x), the amount they receive in respect of such excess shall not exceed the amount they would have received had the claim for such excess ranked pari passu with the interests of the holders, if any, of qualifying preferred shares.

“Intent-based replacement disclosure” means, as to any qualifying preferred shares or qualifying capital securities, that the issuer has publicly stated its intention, either in the prospectus or other offering document under which such securities were initially offered for sale or in filings with the SEC made by the issuer under the Exchange Act prior to or contemporaneously with the issuance of such securities, that to the extent that the qualifying preferred shares or qualifying capital securities provide the issuer with rating agency equity credit at the time of repayment of maturity or earlier redemption or defeasance, the issuer will repay, redeem or purchase such securities only with the proceeds of replacement capital securities that have terms and provisions at the time of repayment, redemption or purchase that are as or more equity-like than the securities then being repaid, redeemed or purchased, raised within 180 days prior to the applicable repayment, redemption or purchase date.

“Mandatory trigger provision” means, as to any qualifying capital securities, provisions in the terms thereof or of the related transaction agreements that:

•

require the issuer of such securities to make payment of distributions on such securities only pursuant to the issue and sale of APM qualifying securities within two years of a failure of the issuer to satisfy one or more financial tests set forth in the terms of such securities or related transaction agreements, in an amount such that the net proceeds of such sale are at least equal to the amount of unpaid distributions on such securities (including all deferred and accumulated amounts) and require the application of the net proceeds of such sale to pay such unpaid distributions, provided that (i) such mandatory trigger provision shall limit the issuance and sale of common shares and qualifying warrants the net proceeds of which must be applied to pay such distributions pursuant to such provision to the common cap, unless the mandatory trigger provision requires such issuance and sale within one year of such failure, and (ii) the amount of qualifying preferred shares and still-outstanding mandatorily convertible preferred shares issued pursuant to the mandatory trigger provision the net proceeds of which the issuer may apply to pay such distributions pursuant to such provision may not exceed the preferred cap;

•

prohibit the issuer of such securities from redeeming or purchasing any of its securities ranking upon the liquidation, dissolution or winding up of the guarantor junior to or pari passu with any APM qualifying securities the proceeds of which were used to settle deferred interest during the relevant deferral period prior to the date six months after the issuer applies the net proceeds of the sales described in the first bullet point above to pay such deferred distributions in full (subject to the same exceptions as are set forth in the three bullet points of the definition of repurchase restriction);

•

if the provisions described in the first bullet point do not require such issuance and sale within one year of such failure, include a repurchase restriction that applies if deferral of distributions continues for more than one year; and

•	include a bankruptcy claim limitation provision;

provided (and it being understood) that:

•	the guarantor will not be obligated to issue (or use commercially reasonable efforts to issue) APM qualifying securities for so long as a market disruption event has occurred and is continuing;

•

if, due to a market disruption event or otherwise, the guarantor is able to raise and apply some, but not all, of the eligible proceeds necessary to pay all deferred distributions on any distribution date, the guarantor will apply (or cause the issuer to apply) any available eligible proceeds to pay accrued and unpaid distributions on the applicable distribution date in chronological order subject to the common cap and preferred cap, as applicable; and

•

if the guarantor and its subsidiaries have outstanding more than one class or series of securities under which the guarantor is obligated to sell a type of APM qualifying securities and apply some part of the proceeds to the payment of deferred distributions, then on any date and for any period the amount of net proceeds received by the guarantor from those sales and available for payment of deferred distributions on such securities shall be applied to such securities on a pro rata basis up to the common cap and the preferred cap, as applicable, in proportion to the total amounts that are due on such securities.

No remedy other than permitted remedies will arise by the terms of such securities or related transaction agreements in favor of the holders of such qualifying capital securities as a result of the issuer’s failure to pay distributions because of the mandatory trigger provision until distributions have been deferred for one or more distribution periods that total together at least 10 years.

“No payment provision” means a provision or provisions in the transaction documents for securities or combinations of securities (referred to in this definition as “such securities”) that include (a) an alternative payment mechanism and (b) an optional deferral provision modified and supplemented from the general definition of that term to provide that the issuer of such securities may, in its sole discretion, defer in whole or in part payment of distributions on such securities for one or more consecutive distribution periods of up to five years or, if a market disruption event has occurred and is continuing, 10 years, without any remedy other than permitted remedies and the obligations (and limitations on obligations) described in the definition of alternative payment mechanism applying.

“Non-cumulative” means, with respect to any qualifying capital securities, the issuer may elect not to make any number of periodic distributions without any remedy arising under the terms of the securities or related agreements in favor of the holders, other than one or more permitted remedies.

“Optional deferral provision” means, as to any qualifying capital securities, a provision in the terms thereof or of the related transaction agreements to the effect that:

(a)	(i) the issuer of such qualifying capital securities may, in its sole discretion, defer in whole or in part payment of distributions on such securities for one or more consecutive distribution periods of up to five years or, if a market disruption event is continuing, 10 years, without any remedy other than permitted remedies and (ii) such securities are subject to an alternative payment mechanism (provided that such alternative payment mechanism need not apply during the first five years of any deferral period and need not include a common cap, preferred cap, bankruptcy claim limitation provision or repurchase restriction; or

(b)	the issuer of such qualifying capital securities may, in its sole discretion, defer or skip in whole or in part payment of distributions on such securities for one or more consecutive distribution periods up to 10 years without any remedy other than permitted remedies.

“Permitted remedies” means, with respect to any securities, one or more of the following remedies: (a) rights in favor of the holders of such securities permitting such holders to elect one or more directors of the issuer (including any such rights required by the listing requirements of any stock or securities exchange on which such securities may be listed or traded) and (b) complete or partial prohibitions on the issuer paying distributions on or repurchasing common shares or other securities that rank pari passu with or junior as to distributions to such securities for so long as distributions on such securities, including unpaid distributions, remain unpaid.

“Qualifying replacement capital covenant” means a replacement capital covenant that is substantially similar to the replacement capital covenant described herein or a replacement capital covenant, as identified by the guarantor’s board of directors acting in good faith and in its reasonable discretion and reasonably construing the definitions and other terms of the replacement capital covenant described herein, (i) entered into by an issuer that at the time it enters into such replacement capital covenant is a reporting company under the Exchange Act and (ii) that restricts the related issuer and its subsidiaries from redeeming, repaying or purchasing identified securities except to the extent of the applicable percentage of the net proceeds from the issuance of specified replacement capital securities that have terms and provisions at the time of redemption, repayment or purchase that are as or more equity-like than the securities then being redeemed, repaid or purchased within the 180-day period prior to the applicable redemption, repayment or purchase date, provided that the term of such replacement capital covenant shall be determined at the time of issuance of the related replacement capital securities taking into account the other characteristics of such securities.

The guarantor’s ability to raise proceeds from replacement capital securities during the applicable measurement period with respect to any repayment, redemption or purchase of debentures will depend on, among other things, market conditions at that time as well as the acceptability to prospective investors of the terms of those securities.

The initial series of indebtedness benefiting from the replacement capital covenant is MFG Finance’s         % Senior Notes due 2017. The replacement capital covenant includes provisions requiring the guarantor to redesignate a new series of indebtedness if the covered series of indebtedness approaches maturity or is to be redeemed or purchased such that the outstanding principal amount is less than $100,000,000, subject to additional procedures.

The replacement capital covenant is made for the benefit of persons that buy, hold or sell the specified series of long-term indebtedness. It may not be enforced by the holders of the debentures. The guarantor may amend or supplement the replacement capital covenant from time to time with the consent of the majority in principal amount of the holders of the then-effective specified series of indebtedness benefiting from the replacement capital covenant, provided that no such consent shall be required if (i) such amendment or supplement eliminates common shares, debt exchangeable for common equity, rights to acquire common shares and/or mandatorily convertible preferred shares as replacement capital securities if, after the date of the replacement capital covenant, an accounting standard or interpretive guidance of an existing accounting standard issued by an organization or regulator that has responsibility for establishing or interpreting accounting standards in the United States becomes effective such that there is more than an insubstantial risk that failure to eliminate common stock, debt exchangeable for common equity, rights to acquire common shares and/or mandatorily convertible preferred shares as replacement capital securities would result in a reduction in the guarantor’s earnings per share as calculated in accordance with generally accepted accounting principles in the United States, (ii) such amendment or supplement is not adverse to the holders of the then-effective series of covered debt, and an officer of the guarantor has delivered to the holders of the then-effective series of covered debt a written certificate stating that, in his or her determination, such amendment or supplement is not adverse to the holders of the then-effective series of covered debt, or (iii) the effect of such amendment or supplement is solely to impose additional restrictions on, or eliminate certain of, the types of securities qualifying as replacement capital securities (other than the securities covered by clause (i) above), and an officer of the guarantor has delivered to the holders of the then effective series of covered debt a written certificate to that effect.

The guarantor may generally amend or supplement the replacement capital covenant without the consent of the holders of the debentures. With respect to qualifying capital securities, on the other hand, the guarantor agreed in the indenture for the debentures that it will not amend the replacement capital covenant to impose additional restrictions on the type or amount of qualifying capital securities that may be included for purposes of determining when repayment, redemption or purchase of the debentures is permitted, except with the consent of holders of a majority in principal amount of the debentures.

BOOK-ENTRY SYSTEM

DTC

DTC will act as securities depositary for the debentures. The debentures will be issued only as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC. One or more fully registered global security certificates, representing the total aggregate principal amount of debentures, will be issued and will be deposited with DTC and will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below.

The laws of some jurisdictions may require that some purchasers of securities take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in debentures, so long as the corresponding securities are represented by global security certificates.

DTC has advised MFG Finance that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its direct participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, which, in turn, is owned by a number of direct participants of DTC and members of the National Securities Clearing Corporation, Fixed Income Clearing Corporation and Emerging Markets Clearing Corporation, as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, referred to as “indirect participants”, such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a direct or indirect custodial relationship with a direct participant. The rules applicable to DTC and its participants are on file with the SEC.

Purchases of securities under the DTC system must be made by or through direct participants, which will receive a credit for the securities on DTC’s records. The ownership interest of each beneficial owner of securities will be recorded on the direct or indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Under a book-entry format, holders may experience some delay in their receipt of payments, as such payments will be forwarded by the depositary to Cede & Co., as nominee for DTC. DTC will forward the payments to its participants, who will then forward them to indirect participants or holders. Beneficial owners of securities other than DTC or its nominees will not be recognized by the relevant registrar, transfer agent, paying agent or trustee as registered holders of the securities entitled to the benefits of the guarantee or the indenture. Beneficial owners that are not participants will be permitted to exercise their rights only indirectly through and according to the procedures of participants and, if applicable, indirect participants.

To facilitate subsequent transfers, all securities deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of securities with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities; DTC’s records reflect only the identity of the direct participants to whose accounts the securities are credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of redemption notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. If less than all of the securities of any class are being redeemed, DTC will determine the amount of the interest of each direct participant to be redeemed in accordance with its then current procedures.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to any securities unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC mails an omnibus proxy to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts securities are credited on the record date (identified in a listing attached to the omnibus proxy).

DTC may discontinue providing its services as securities depositary with respect to the debentures at any time by giving reasonable notice to MFG Finance or its agent. Under these circumstances, in the event that a successor securities depositary is not obtained, certificates for the debentures are required to be printed and delivered. MFG Finance may decide to discontinue the use of the system of book-entry-only transfers through DTC (or a successor securities depositary). In that event, certificates for the debentures will be printed and delivered to DTC.

As long as DTC or its nominee is the registered owner of the global security certificates, DTC or its nominee, as the case may be, will be considered the sole owner and holder of the global security certificates and all securities represented by these certificates for all purposes under the instruments governing the rights and obligations of holders of such securities. Except in the limited circumstances referred to above, owners of beneficial interests in global security certificates:

•	will not be entitled to have such global security certificates or the debentures represented by these certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of securities certificates in exchange for beneficial interests in global security certificates; and

•

will not be considered to be owners or holders of the global security certificates or any debentures represented by these certificates for any purpose under the instruments governing the rights and obligations of holders of such debentures.

All redemption proceeds, distributions and interest payments on the debentures represented by the global security certificates and all transfers and deliveries of such debentures will be made to DTC or its nominee, as the case may be, as the registered holder of the debentures. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds and corresponding detail information from the issuer or its agent, on the payable date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name”, and will be the responsibility of that participant and not of DTC, the depositary, the issuer or any of their agents, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of the issuer or its agent, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

Ownership of beneficial interests in the global security certificates will be limited to participants or persons that may hold beneficial interests through institutions that have accounts with DTC or its nominee. Ownership of beneficial interests in global security certificates will be shown only on, and the transfer of those ownership interests will be effected only through, records maintained by DTC or its nominee, with respect to participants’ interests, or any participant, with respect to interests of persons held by the participant on their behalf. Payments, transfers, deliveries, exchanges, redemptions and other matters relating to beneficial interests in global security certificates may be subject to various policies and procedures adopted by DTC from time to time. None of the guarantor, MFG Finance, the trustee or any agent for any of them will have any responsibility or liability for any aspect of DTC’s or any direct or indirect participant’s records relating to, or for payments made on account of, beneficial interests in global security certificates, or for maintaining, supervising or reviewing any of DTC’s records or any direct or indirect participant’s records relating to these beneficial ownership interests.

Although DTC has agreed to the foregoing procedures in order to facilitate transfer of interests in the global security certificates among participants, DTC is under no obligation to perform or continue to perform these procedures, and these procedures may be discontinued at any time. Neither the guarantor nor MFG Finance will have any responsibility for the performance by DTC or its direct participants or indirect participants under the rules and procedures governing DTC.

Because DTC can act only on behalf of direct participants, who in turn act only on behalf of direct or indirect participants, and certain banks, trust companies and other persons approved by it, the ability of a beneficial owner of securities to pledge them to persons or entities that do not participate in the DTC system may be limited due to the unavailability of physical certificates for the securities.

DTC has advised MFG Finance that it will take any action permitted to be taken by a registered holder of any securities under the guarantee or the indenture, only at the direction of one or more participants to whose accounts with DTC the relevant securities are credited.

The information in this section concerning DTC and its book-entry system has been obtained from sources that the guarantor and MFG Finance believe to be accurate, but they assume no responsibility for the accuracy thereof.

Euroclear and Clearstream, Luxembourg

For so long as DTC acts as the depositary, interests in the global security certificate may also be held through Clearstream Banking, société anonyme, which is referred to as “Clearstream, Luxembourg”, or Euroclear Bank S.A./N.V., as operator of the Euroclear System, which is referred to as “Euroclear”, in each case, as a participant in DTC. Euroclear and Clearstream, Luxembourg will hold interests, in each case, on behalf of their participants through customers’ securities accounts in the names of Euroclear and Clearstream, Luxembourg on the books of their respective depositaries, which in turn will hold such interests in customers’ securities in the depositaries’ names in DTC’s books.

Payments, deliveries, transfers, exchanges, notices and other matters relating to the debentures made through Euroclear or Clearstream, Luxembourg must comply with the rules and procedures of those systems. Those systems could change their rules and procedures at any time. MFG Finance has no control over those systems or their participants, and it takes no responsibility for their activities. Transactions between participants in Euroclear or Clearstream, Luxembourg, on the one hand, and other participants in DTC, on the other hand, would also be subject to DTC’s rules and procedures.

Investors will be able to make and receive through Euroclear and Clearstream, Luxembourg payments, deliveries, transfers, exchanges, notices and other transactions involving any securities held through those systems only on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

In addition, because of time-zone differences, U.S. investors who hold their interests in the debentures through these systems and wish, on a particular day, to transfer their interests, or to receive or make a payment or delivery or exercise any other right with respect to their interests, may find that the transaction will not be effected until the next business day in Luxembourg or Brussels, as applicable. Thus, investors who wish to exercise rights that expire on a particular day may need to act before the expiration date. In addition, investors who hold their interests through both DTC and Euroclear or Clearstream, Luxembourg may need to make special arrangements to finance any purchase or sales of their interests between the U.S. and European clearing systems, and those transactions may settle later than transactions within one clearing system.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

General

The following is a general discussion of the material U.S. federal tax considerations of the purchase, ownership and disposition of the debentures. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect, or to differing interpretations. This discussion only applies to you if you hold the debentures as “capital assets”, within the meaning of the Code, and you purchase your debentures in this offering for a price equal to their “issue price” (i.e., the first price at which a substantial amount of the debentures are sold for money to the public).

This discussion is for general information only and does not address all of the material tax considerations that may be relevant to you in light of your particular circumstances or to beneficial owners of the debentures that are subject to special treatment under U.S. federal income tax laws (such as financial institutions, banks, insurance companies, regulated investment companies, real estate investment trusts, dealers in securities or currencies, traders in securities that elect to mark to market, tax-exempt entities or persons holding debentures in a tax-deferred or tax-advantaged account, former citizens or residents of the United States, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons holding debentures as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or other “integrated” transaction for tax purposes). This discussion does not address any state, local or foreign tax consequences or any U.S. federal gift or alternative minimum tax consequences.

For purposes of this discussion, a U.S. holder is a beneficial owner of a debenture that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if either (1) a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or (2) the trust was in existence on August 20, 1996, was treated as a U.S. person prior to such date, and has made a valid election to continue to be treated as a U.S. person.

For purposes of this discussion, a non-U.S. holder is a beneficial owner of a debenture that is neither a U.S. holder nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds a debenture, the tax treatment of the partnership and its partners will generally depend upon the status and activities of the partnership and its partners. A prospective purchaser of the debentures that is treated as a partnership for U.S. federal income tax purposes, or a partner in any such partnership, should consult its own tax advisors regarding the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures.

Persons considering the purchase of the debentures should consult their own tax advisors with respect to the U.S. federal income tax considerations relating to the purchase, ownership and disposition of the debentures in light of their own particular circumstances, as well as the effect of any state, local, foreign and other tax laws.

Classification of the Debentures

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances. There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the debentures. Based upon an analysis of the relevant facts and circumstances, including certain assumptions and certain representations made by the guarantor and MFG Finance, Sullivan & Cromwell LLP, special U.S. tax counsel to MFG Finance and the guarantor, will render its opinion generally to the effect that, although the matter is not free from doubt, under then applicable law the debentures will be treated as indebtedness for U.S. federal income tax purposes. Such opinion is not binding on the IRS or any court and there can be no assurance that the IRS or a court will agree with such opinion. No ruling is being sought from the IRS on any of the issues discussed herein.

MFG Finance and each holder and beneficial owner of a debenture, by acquiring or holding an interest in a debenture, will agree to treat the debenture as indebtedness of MFG Finance for U.S. federal income tax purposes, and the remainder of this discussion assumes such treatment, except where specified.

U.S. Holders

Interest Income and Original Issue Discount

Under applicable Treasury Regulations, a “remote” contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with original issue discount (“OID”). MFG Finance believes that the likelihood of MFG Finance’s exercising its right to defer payments of interest is remote within the meaning of the Treasury Regulations. Based on the foregoing, MFG Finance believes that the debentures will not be considered to be issued with OID at the time of their original issuance. Accordingly, interest paid on the debentures should be taxable to a U.S. holder of a debenture as ordinary income at the time such payment is received or accrued, in accordance with such U.S. holder’s regular method of accounting for U.S. federal income tax purposes.

Under applicable Treasury Regulations, if the right to defer any payment of interest were determined not to be “remote”, or if MFG Finance exercised that right, the debenture would be treated as issued with OID at the time of issuance or at the time of that exercise, as the case may be. If the debenture were deemed to be issued with OID at the time of issuance, a U.S. holder would be required to accrue interest income on an economic accrual basis before the receipt of cash attributable to that income. If the debenture were treated as issued with OID at the time of the exercise of the right to defer payments of interest on the debentures, the manner in which OID would accrue is unclear. In particular, it is not clear whether the OID would accrue based on an economic accrual or based on the principles of the Treasury Regulations relating to contingent payment debt instruments. No rulings or other interpretations have been issued by the IRS which have addressed the meaning of the term “remote” as used in the applicable Treasury Regulations, and it is possible that the IRS could take a position contrary to the interpretation in this prospectus and that a court could agree with the position taken by the IRS.

Sale, Exchange, Redemption or Other Disposition of the Debentures

Upon the sale, exchange, redemption or other disposition of a debenture, a U.S. holder will generally recognize gain or loss equal to the difference between the amount realized (less any accrued interest not previously included in the U.S. holder’s income, which will be taxable as ordinary income) on the sale, exchange, redemption or other disposition and such U.S. holder’s adjusted tax basis in the debenture. Assuming that interest payments on the debenture are not deferred and that the debenture is not treated as issued with OID, a U.S. holder’s adjusted tax basis in a debenture generally will be its initial purchase price. If the debenture is treated as issued with OID, a U.S. holder’s adjusted tax basis in a debenture generally will be its initial purchase price, increased by OID previously includible in such U.S. holder’s gross income to the date of disposition and decreased by any payments received on the debenture that are not qualified stated interest since and including the date that the debenture was treated as issued with OID. Generally, an interest payment on a debenture is qualified stated interest if it is one of a series of stated interest payments on a debenture that are unconditionally payable at least annually at a single fixed rate or at certain types of variable rates applied to the outstanding principal amount of the debenture (and the exercising of any right to defer payments of such interest is “remote” as discussed above). That gain or loss generally will be capital gain or loss and generally will be long-term capital gain or loss if the debenture had been held for more than one year as of the date of such sale, exchange, redemption or other disposition. A U.S. holder that is an individual is generally entitled to preferential rates of taxation for long-term capital gains. The deductibility of capital losses is subject to limitations under the Code.

Non-U.S. Holders

Special rules may apply to certain non-U.S. holders, such as “controlled foreign corporations”, “passive foreign investment companies”, corporations that accumulate earnings to avoid U.S. federal income tax and certain expatriates, among others that are subject to special treatment under the Code. Such non-U.S. holders should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

As stated above, the following discussion assumes that the debentures will be respected as indebtedness of MFG Finance under current law for U.S. federal income tax purposes. In such case, under present U.S. federal income tax law, and subject to the discussion below concerning backup withholding, the following is a discussion of the U.S. federal income tax and withholding tax considerations generally applicable to non-U.S. holders:

(a) payments of principal and interest (including OID, if applicable) with respect to a debenture held by or for a non-U.S. holder will not be subject to U.S. federal income or withholding tax, provided that, in the case of interest, (i) such non-U.S. holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of MFG Finance or of the guarantor entitled to vote, (ii) such non-U.S. holder is not a controlled foreign corporation that is related, directly or indirectly, to MFG Finance through sufficient stock ownership or a bank receiving interest described in Section 881(c)(3)(A) of the Code, and (iii) the statement requirement set forth in Section 871(h) or Section 881(c) of the Code (as described below) has been fulfilled with respect to such non-U.S. holder; and

(b) a non-U.S. holder will generally not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange, redemption or other disposition of a debenture, unless (i) such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of such sale, exchange, redemption or other disposition and certain other conditions are met or (ii) such gain is effectively connected with the conduct by such non-U.S. holder of a trade or business in the United States (in each case, subject to the provisions of an income tax treaty).

In general, Sections 871(h) and 881(c) of the Code require that, in order to obtain the exemption from U.S. federal withholding tax described in paragraph (a) above, the non-U.S. holder must provide a statement to the withholding agent to the effect that the non-U.S. holder is not a U.S. person. Such requirement generally will be fulfilled if the non-U.S. holder certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a U.S. person and provides its name and address. In the case of debentures held by a foreign intermediary (other than a “qualified intermediary”) or a foreign partnership (other than a “withholding foreign partnership”), the foreign intermediary or partnership, as the case may be, generally must provide IRS Form W-8IMY to the withholding agent with the required attachments, including an appropriate certification by each beneficial owner.

If, contrary to the opinion of MFG Finance’s special tax counsel, the debentures were treated as shares of stock of MFG Finance for U.S. federal income tax purposes, payments of interest on the debentures would generally be subject to U.S. withholding tax imposed at a rate of 30% or such lower rate as might be provided for by an applicable income tax treaty. In addition, if the debentures were treated as shares of stock of MFG Finance for U.S. federal income tax purposes, the debentures owned or treated as owned by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death would be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provided otherwise, and, therefore, might be subject to U.S. federal estate tax.

If a non-U.S. holder is engaged in a trade or business in the United States, and if amounts (including OID, if applicable) treated as interest for U.S. federal income tax purposes on a debenture or gain realized on the sale, exchange, redemption or other disposition of a debenture are effectively connected with the conduct of such trade or business, the non-U.S. holder, although generally exempt from U.S. federal withholding tax described in paragraph (a) above, will generally be subject to regular U.S. federal income tax on such effectively connected income or gain in the same manner as if it were a U.S. holder (subject to the provisions of an applicable income tax treaty). In lieu of the IRS forms described above, such non-U.S. holder will be required to provide IRS Form W-8ECI to the withholding agent in order to claim an exemption from U.S. federal withholding tax. In addition, if such non-U.S. holder is a corporation, it may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable tax treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Backup Withholding and Information Reporting

Backup withholding and information reporting requirements generally apply to interest (including OID, if applicable) and principal payments made to, and to the proceeds of sales by, certain non-corporate U.S. holders. A U.S. holder not otherwise exempt from backup withholding generally can avoid backup withholding by providing an IRS Form W-9. In the case of a non-U.S. holder, backup withholding generally will not apply to payments on, or proceeds from the sale, exchange, redemption or other disposition of, a debenture if the statement referred to in clause (a)(iii) of the second paragraph under the heading “—Non-U.S. Holders” has been received. Withholding agents must nevertheless report to the IRS and to each non-U.S. holder the amount of interest (including OID, if applicable) paid with respect to the debentures held by such non-U.S. holder and the rate of withholding (if any) applicable to such non-U.S. holder. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against the U.S. federal income tax liability of the beneficial owner of the debentures, provided the required information is timely furnished to the IRS.

THE U.S. FEDERAL TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON YOUR PARTICULAR SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEBENTURES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan to which Title I of the Employee Retirement Income Security Act of 1974 (“ERISA”) applies, or other arrangement that is subject to Title I of ERISA (a “plan”), should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in the debentures. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and other arrangements to which Section 4975 of the Code applies (also “plans”), from engaging in specified transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code (together, “parties in interest”) with respect to such plan. The guarantor, MFG Finance and the underwriters may be considered a party in interest or disqualified person with respect to a plan to the extent the guarantor, MFG Finance, the underwriters or any of their respective affiliates are engaged in providing services to such plans. A violation of those “prohibited transaction” rules may result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption. In addition, the fiduciary of a plan that engaged in a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code.

Employee benefit plans that are governmental plans, as defined in Section 3(32) of ERISA, certain church plans, as defined in Section 3(33) of ERISA, and foreign plans, as described in Section 4(b)(4) of ERISA, are not subject to the requirements of ERISA, or Section 4975 of the Code, but these plans may be subject to other laws that contain fiduciary and prohibited transaction provisions similar to those under Title I of ERISA and Section 4975 of the Code (“similar laws”).

Under a regulation (the “plan assets regulation”) issued by the U.S. Department of Labor and modified by Section 3(42) of ERISA, the assets of the issuer would be deemed to be “plan assets” of a plan for purposes of ERISA and Section 4975 of the Code if a plan makes an “equity” investment in the issuer and no exception were applicable under the plan assets regulation. An “equity interest” is defined under the plan assets regulation as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Based on the limited legal authority in this area, it is uncertain but nonetheless possible that the debentures will be treated as equity interests in the issuer.

If the assets of the issuer were deemed to be “plan assets”, persons providing services to the issuer could become parties in interest with respect to an investing plan and could be governed by the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Code with respect to transactions involving those assets.

Even if the assets of the issuer are not deemed to be “plan assets” of plans investing in the issuer, investments by plans in the debentures could be deemed to constitute direct or indirect prohibited transactions under ERISA and Section 4975 of the Code with respect to an investing plan.

For example, if the guarantor were a party in interest with respect to an investing plan either directly or by reason of the activities of one or more of its affiliates, sale of the debentures to the plan and/or extensions of credit between the guarantor and the issuer, as represented by, e.g., the guarantee, would likely be prohibited by Section 406(a)(1) of ERISA and Section 4975(c)(1) of the Code, unless exemptive relief were available under an applicable administrative or statutory exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCE”) that may provide exemptive relief for any direct or indirect prohibited transactions resulting from the purchase or holding of the debentures. Those class exemptions are:

•	PTCE 96-23, for specified transactions determined by in-house asset managers;

•	PTCE 95-60, for specified transactions involving insurance company general accounts;

•	PTCE 91-38, for specified transactions involving bank collective investment funds;

•	PTCE 90-1, for specified transactions involving insurance company separate accounts; and

•	PTCE 84-14, for specified transactions determined by independent qualified professional asset managers.

In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption for transactions between a plan and a person who is a party in interest (other than a fiduciary who has or exercises any discretionary authority or control with respect to investment of the plan assets involved in the transaction or renders investment advice with respect thereto) solely by reason of providing services to the plan (or by reason of a relationship to such a service provider), if in connection with the transaction the plan receives no less, nor pays no more, than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) (the “service provider exemption”).

The debentures may not be purchased or held by or on behalf of any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless the purchaser or holder is eligible for exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or pursuant to the service provider exemption.

Any purchaser or holder of debentures or any interest in the debentures will be deemed to have represented by its purchase and holding that it either:

•	is not a plan or a plan asset entity and is not purchasing such securities on behalf of or with “plan assets” of any plan; or

•	is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14, or pursuant to the service provider exemption with respect to such purchase or holding.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the debentures on behalf of or with “plan assets” of any plan or governmental, church or foreign plan consult with their counsel regarding the potential consequences of the investment and the availability of exemptive relief.

Purchasers of debentures have the exclusive responsibility for ensuring that their purchase and holding of the debentures complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA or the Code (or in the case of a governmental, church or foreign plan, any similar law). The sale of any debentures to any plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to plans generally or any particular plan, or that such an investment is appropriate for plans generally or for any particular plan.

UNDERWRITING

Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are acting as joint book-running managers of the offering and are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and MFG Finance has agreed to sell to that underwriter, the principal amount of the debentures set forth opposite the underwriter’s name.

Underwriter	Principal amount of debentures
Citigroup Global Markets Inc.	$
J.P. Morgan Securities Inc.

Total	$

The underwriting agreement provides that the obligations of the underwriters to purchase the debentures included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the debentures if they purchase any of the debentures.

The underwriters propose to offer some of the debentures directly to the public at the public offering price set forth on the cover page of this prospectus and some of the debentures to dealers at the public offering price less a concession not to exceed     % of the principal amount of the debentures. The underwriters may allow, and dealers may reallow, a concession not to exceed     % of the principal amount of the debentures on sales to other dealers. After the initial offering of the debentures to the public, the representatives may change the public offering price and concessions.

The following table shows the underwriting discounts and commissions that MFG Finance is to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the debentures).

Paid by MFG Finance
Per debenture		%

MFG Finance and the guarantor have agreed for a period from the date of this prospectus continuing to and including the date 60 days after the date of this prospectus or such earlier time as the underwriters may notify MFG Finance, not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any junior subordinated debentures (except for (x) the debentures offered hereby and (y) any securities to be offered in an exchange offer or similar transaction in respect of securities outstanding on the date hereof, in each case including any guarantee of such securities), any securities that are substantially similar to the debentures, the guarantee, or any securities that are convertible into or exchangeable for or that represent the right to receive any such substantially similar securities of either the MFG Finance or the guarantor, except with the prior written consent of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc.

In connection with the offering, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., on behalf of the underwriters, may purchase and sell debentures in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of debentures in excess of the principal amount of the debentures to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the debentures in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids for or purchases of debentures made for the purpose of preventing or retarding a decline in the market price of the debentures while the offering is in progress.

The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., in covering syndicate short positions or making stabilizing purchases, repurchases debentures originally sold by that syndicate member.

Any of these activities may have the effect of preventing or retarding a decline in the market price of the debentures. They may also cause the price of the debentures to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

MFG Finance estimates that its total expenses for this offering will be $            .

MFG Finance intends to use more than 10% of the net proceeds of the sale of the debentures to repay indebtedness under the existing bridge facility owed by an affiliate of MFG Finance to banking affiliates of certain of the underwriters. Accordingly, this offering is being made in compliance with the requirements of Conduct Rule 2710(h) of the National Association of Securities Dealers, Inc.

Some of the underwriters and their affiliates have performed investment banking and other commercial and advisory services for the guarantor and its subsidiaries from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for the guarantor and its subsidiaries in the ordinary course of their business. In particular, certain of the underwriters have engaged, and may continue to engage, in transactions with the guarantor and its subsidiaries in the ordinary course of business as a provider of execution and clearing services in the futures, derivatives, foreign exchange and securities markets for which they or the guarantor or its subsidiaries received customary compensation. Affiliates of Citigroup Global Markets Inc. provide the guarantor and its subsidiaries with cash management, custody and clearing services, and securities finance and banking services in various locations. Additionally they provide pricing, execution and counterparty services in a number of asset types primarily including foreign exchange, interest rates and derivatives. The guarantor and its subsidiaries also provide affiliates of Citigroup Global Markets Inc. with execution services on some exchange traded markets. Affiliates of J.P. Morgan Securities Inc. provide the guarantor and its subsidiaries futures and options execution and clearing services, U.S. government securities clearing services, cash management and trust account services, intraday credit support and bilateral credit, as well as act as a third-party Continuous Linked Settlement bank, DTC settlement bank and collateral agent for the guarantor or its subsidiaries. Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. acted as underwriters in the guarantor’s initial public offering and are expected to act as underwriters for the issuance of senior notes by MFG Finance. Affiliates of Citigroup Global Markets Inc. and J.P. Morgan Securities Inc. are lenders under our 364-day credit facility, which is being repaid with the proceeds of this offering, and our $1.5 billion five-year unsecured revolving credit facility. MFG Finance has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

This prospectus does not constitute an offer of, or an invitation by or on behalf of MFG Finance, or by or on behalf of the underwriters, to subscribe for or purchase, any of the debentures in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in that jurisdiction. The distribution of this prospectus and the offering of the debentures in certain jurisdictions may be restricted by law. MFG Finance and the underwriters require persons into whose possession this prospectus comes to inform themselves about and to observe any such restrictions.

The debentures may not be offered or sold and will not be offered to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended) (FSMA) except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by the company of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority. In addition, an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) will only be communicated or caused to be communicated to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to MFG Finance. Without limitation to the other restrictions referred to herein, any investment or investment activity to which this prospectus relates has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to any debentures in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a Relevant Member State), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the Relevant Implementation Date) it has not made and will not make an offer of debentures to the public in that Relevant Member State prior to the publication of a prospectus in relation to the debentures which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of debentures to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances which do not require the publication by MFG Finance of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of debentures to the public” in relation to any debentures in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the debentures to be offered so as to enable an investor to decide to purchase or subscribe the debentures, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

The debentures may be offered in Switzerland only on the basis of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the Swiss exchange. The debentures may not be offered or distributed on a professional basis in or from Switzerland and neither this prospectus nor any other offering material relating to the debentures may be publicly issued in connection with any such offer or distribution. The debentures have not been and will not be approved by any Swiss regulatory authority.

The debentures may not be offered or sold by means of any document other than (1) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (3) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the debentures may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to debentures which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the debentures may not be circulated or distributed, nor may the debentures be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (1) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (2) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (3) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the debentures are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the debentures under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

The debentures have not been and will not be registered under the Securities and Exchange Law of Japan (the Securities and Exchange Law) and each underwriter has agreed that it will not offer or sell any debentures, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Citigroup Global Markets Inc.’s address is 388 Greenwich Street, New York, New York 10013. J.P. Morgan Securities Inc.’s address is 270 Park Avenue, New York, New York 10017.

VALIDITY OF THE SECURITIES

The validity of the debentures and the guarantees offered hereby has been passed upon for MFG Finance and MF Global by Sullivan & Cromwell LLP, New York, New York, counsel to MFG Finance and MF Global. Certain matters under the laws of Bermuda related to the guarantees will be passed upon by Conyers Dill & Pearman, Hamilton, Bermuda, Bermuda counsel to MF Global. The validity of the debentures and the guarantees will be passed upon for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Sullivan & Cromwell LLP and Fried, Frank, Harris, Shriver & Jacobson LLP will rely as to matters of Bermuda law upon the opinion of Conyers Dill & Pearman.

EXPERTS

The financial statements as of March 31, 2007 and 2006 and for each of the three years in the period ended March 31, 2007 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP’s address is 300 Madison Avenue, New York, New York 10017.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-1, including exhibits, schedules and amendments filed with this registration statement, under the Securities Act, with respect to the securities to be sold in the offering. This prospectus does not contain all the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the securities to be sold in the offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. You may read and copy this information, including the exhibits and schedules to the registration statement, without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our filings with the SEC, including our registration statement, are also available to you on the Securities and Exchange Commission’s website www.sec.gov.

We elected to comply with the information and reporting requirements of the Exchange Act and related SEC rules applicable to domestic U.S. issuers, in respect of fiscal periods ending after the initial public offering of our common shares. As a result, we will file annual, quarterly and current reports, proxy statements and other information with the SEC consistent with the requirements applicable to a domestic U.S. public company for fiscal periods ending after the initial public offering of our common shares.

ENFORCEMENT OF CIVIL LIABILITIES

We are a Bermuda company and it may be difficult for investors to enforce judgments against us or our directors and executive officers.

We are incorporated pursuant to the laws of Bermuda. In addition, certain of our directors and officers reside outside the United States, and all or a substantial portion of our assets and the assets of such persons are located in jurisdictions outside the United States. As such, it may be difficult or impossible to effect service of process within the United States upon us or those persons or to recover against us or them on judgments of U.S. courts, including judgments predicated upon civil liability provisions of the U.S. federal securities laws. Notwithstanding the foregoing, we have irrevocably agreed that we may be served with process with respect to actions against us arising out of violations of the U.S. federal securities laws in any federal or state court in the United States relating to the transactions covered by this prospectus by serving Howard Schneider, our U.S. agent appointed for that purpose. Mr. Schneider’s address is 717 Fifth Avenue, New York, New York 10022.

Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violation of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability, including the possibility of monetary damages, on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by Conyers Dill & Pearman, our Bermuda legal counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. Further, we have been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for the enforcement of the judgments of U.S. courts in Bermuda. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction’s public policy. Because the judgments of U.S. courts are not automatically enforceable in Bermuda, it may be difficult for investors to recover against us based upon such judgments.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder of Man Financial,

the brokerage division of Man Group plc:

In our opinion, the accompanying combined balance sheets and the related combined statements of operations, cash flows and changes in equity present fairly, in all material respects, the financial position of Man Financial, the brokerage division of Man Group plc, at March 31, 2007 and 2006, and the results of its operations and cash flows for each of the three years in the period ended March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 3, the Company has restated its combined financial statements for the years ended March 31, 2007 and 2006.

/s/ PricewaterhouseCoopers LLP

New York, New York

May 30, 2007, except for Note 3, as to which the date is June 6, 2007

MAN FINANCIAL

COMBINED STATEMENTS OF OPERATIONS

(Dollars in thousands except per share data)

	Years Ended March 31,
	2007	2006	2005
Revenues
Execution only commissions	$386,533	$261,758	$237,726
Cleared commissions	1,280,047	865,638	687,031
Principal transactions	245,674	151,059	142,850
Interest income	3,775,386	1,294,005	582,999
Other	37,836	29,152	24,082

Total revenues	5,725,476	2,601,612	1,674,688

Interest and transaction-based expenses:
Interest expense	3,370,393	1,071,908	450,797
Execution and clearing fees	700,435	463,407	396,276
Sales commissions	275,916	119,814	105,847

Total interest and transaction-based expenses	4,346,744	1,655,129	952,920

Revenues, net of interest and transaction-based expenses	1,378,732	946,483	721,768

Expenses
Employee compensation and benefits	834,710	595,676	415,298
Communications and technology	102,234	72,235	62,214
Occupancy and equipment costs	29,823	24,497	14,944
Depreciation and amortization	46,777	28,220	23,271
Professional fees	50,082	26,678	19,789
General and other	77,335	46,407	50,535
IPO-related costs	33,531	—	—
Refco integration costs	19,382	66,768	—

Total other expenses	1,193,874	860,481	586,051

Gains on exchange seats and shares	126,712	33,504	5,786
Net gain on settlement of legal proceeding	21,900	—	—
Interest on borrowings	43,807	31,480	17,735

Income before provision for income taxes	289,663	88,026	123,768
Provision for income taxes	100,000	28,237	39,534
Minority interests in income of combined companies (net of tax)	1,733	283	—
Equity in earnings of uncombined companies (net of tax)	69	289	—

Net income	$187,999	$59,795	$84,234

Earnings per share: Unaudited pro-forma net income per share assuming reclassification of shares prior to initial public offering (Note 1):
Basic	$1.55
Diluted	$1.53
Unaudited pro-forma weighted average shares outstanding assuming reclassification of shares prior to initial public offering (Note 1):
Basic	121,295
Diluted	123,197

The accompanying notes are an integral part of these combined financial statements. See adjustment described in Note 3.

MAN FINANCIAL

COMBINED BALANCE SHEETS

(Dollars in thousands)

	March 31,
	2007	2006
Assets
Cash and cash equivalents	$1,733,098	$1,413,512
Cash segregated under Federal and other regulations	4,373,496	5,406,265
Securities purchased under agreements to resell	19,056,287	6,444,037
Securities borrowed	4,843,281	4,228,617
Securities received as collateral	555,229	604,987
Securities owned, at fair value ($10,126,783 and $ 4,868,494 pledged, respectively)	13,598,979	8,154,134
Receivables:
Brokers, dealers and clearing organizations	6,185,144	7,029,616
Customers (net of allowances of $13,370 and $11,338 respectively)	801,643	533,869
Affiliates	12,004	12,724
Other	41,741	62,296
Memberships in exchanges, at cost (market value of $140,904 and $121,287, respectively)	17,514	39,706
Furniture, equipment and leasehold improvements, net	45,756	36,802
Goodwill	35,767	35,767
Intangible assets, net	202,291	212,205
Other assets	168,042	100,102

TOTAL ASSETS	51,670,272	34,314,639

Liabilities and Equity
Short-term borrowings, including current portion of long-term borrowings	82,005	55,613
Securities sold under agreements to repurchase	16,874,222	2,969,948
Securities loaned	10,107,681	8,975,568
Obligation to return securities borrowed	555,229	604,987
Securities sold, not yet purchased, at fair value	3,378,462	1,329,303
Payables:
Brokers, dealers and clearing organizations	2,561,509	3,014,094
Customers	15,756,035	15,437,218
Affiliates	869,897	602,538
Accrued expenses and other liabilities	345,868	327,846
Long-term borrowings	594,622	617,934

TOTAL LIABILITIES	51,125,530	33,935,049

Commitments and contingencies (Note 19)
Minority interests in combined subsidiaries	6,973	5,487

EQUITY	537,769	374,103

TOTAL LIABILITIES AND EQUITY	$51,670,272	$34,314,639

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended March 31,
	2007	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$187,999	$59,795	$84,234
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Gain on sale of exchange seats and shares	(59,231)	(11,715)	(5,143)
Depreciation and amortization	46,777	28,220	23,271
Stock-based compensation expense	26,089	24,552	13,069
Bad debt expense	3,982	4,472	2,473
Deferred income taxes	7,452	(17,803)	(5,815)
Excess tax benefit on employee stock options	—	1,600	3,574
Equity in income of uncombined affiliates	(69)	(289)	—
Income applicable to minority interests, net of tax	1,733	283	—
Loss on disposal of furniture, equipment and leasehold improvements	975	—	—
Decrease/(Increase) in operating assets:
Cash segregated under Federal and other regulations	1,038,256	(2,126,407)	(70,983)
Securities purchased under agreements to resell	(12,612,250)	(322,117)	(3,058,606)
Securities borrowed	(614,664)	(219,511)	(1,327,073)
Securities owned	(5,472,187)	(4,779,021)	(1,056,599)
Receivables:
Brokers, dealers and clearing organizations	870,608	(4,482,222)	(1,015,068)
Customers	(271,026)	(280,403)	(98,520)
Affiliates	19,340	84,389	(97,332)
Other	21,095	(11,630)	(19,515)
Other assets	(66,663)	(28,635)	(4,692)
Increase/(decrease) in operating liabilities:
Securities sold under agreements to repurchase	13,904,274	(389,546)	1,293,805
Securities loaned	1,132,113	2,399,085	4,094,384
Securities sold, not yet purchased, at fair value	2,049,159	848,947	(460,101)
Payables:
Brokers, dealers and clearing organizations	(453,638)	2,450,919	456,296
Customers	294,865	6,529,883	1,320,684
Affiliates	182,561	558,520	(277,096)
Accrued expenses and other liabilities	270	121,339	33,841

Net cash provided by/(used in) operating activities	$237,820	$442,705	$(170,912)

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

COMBINED STATEMENTS OF CASH FLOWS

(Dollars in thousands)

	Years ended March 31,
	2007	2006	2005
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of Refco, net of $7,296 cash acquired (Note 4)	$—	$(297,569)	$—
Other acquisitions, (Note 4)	(15,000)	(4,800)	(4,000)
Proceeds from sale of memberships in exchanges	61,143	87,856	5,928
Purchase of memberships in exchanges	(217)	(1,153)	(670)
Purchase of furniture, equipment and leasehold improvements	(26,399)	(19,391)	(10,513)
Proceeds from sale of furniture, equipment and leasehold improvements	108	75	2,002

Net cash provided by/(used in) investing activities	19,635	(234,982)	(7,253)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from short-term borrowings	26,364	2,010	39,804
Proceeds from long-term borrowings from affiliate	20,313	98,530	319,976
Distribution to minority interest	(683)	143	—
Excess tax benefit on employee stock options	7,290	—	—
Dividends to Man Group	(3,787)	(6,050)	(12,459)

Net cash provided by financing activities	49,497	94,633	347,321

Effect of exchange rates on cash and cash equivalents	12,634	(502)	1,054

Increase in cash and cash equivalents	319,586	301,854	170,210
Cash and cash equivalents at beginning of year	1,413,512	1,111,658	941,448

Cash and cash equivalents at end of year	$1,733,098	$1,413,512	$1,111,658

SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	$2,317,441	$969,985	$273,384
Cash paid for income taxes	$79,983	$38,246	$33,888

SUPPLEMENTAL NON-CASH FLOW INFORMATION
Securities received as collateral	49,758	439,534	(368,475)
Obligation to return securities borrowed	(49,758)	(439,534)	368,475
Net distributions to Man Group (1)	(45,900)	(3,026)	(43,147)

(1)	Represents net non-cash distributions to Man Group for the periods presented resulting from U.S. GAAP and carve-out adjustments and the related tax effects thereof applied to the carve-out accounts of the Company to present the financial statements on a stand-alone basis. Included in this amount is approximately $90,000, for the year ended March 31, 2007, of purchase price above net book of subsidiaries from entities under common control which is accrued as a payable to affiliate.

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

COMBINED STATEMENTS OF CHANGES IN EQUITY

(Dollars in thousands)

	Years ended March 31,
	2007	2006	2005
Balance at beginning of year	$374,103	$323,384	$294,756
Net income	187,999	59,795	84,234
Dividends to Man Group	(3,787)	(6,050)	(12,459)
Change in market value of available for sale securities (net of $17,619 tax)	25,354	—	—
Net distributions to Man Group	(45,900)	(3,026)	(43,147)

Balance at end of year	$537,769	$374,103	$323,384

Net income	$187,999	$59,795	$84,234
Other comprehensive income adjustments (Note 2)	30,111	(2,771)	1,301

Comprehensive income	$218,110	$57,024	$85,535

The accompanying notes are an integral part of these combined financial statements.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands, except per share data)

Note 1: Basis of Presentation

These combined financial statements are of Man Financial, the brokerage division of Man Group plc and its subsidiary companies (collectively, the “Company”). Man Financial is wholly owned by Man Group plc (the “Man Group” or the “Parent”), a United Kingdom (“U.K.”) corporation. In mid-2007, Man Group is planning to separate its brokerage business from its asset management business, by transferring all of the entities and net assets of Man Group and its subsidiaries whose business comprises its brokerage business to Man Financial Overseas Ltd. and ED&F Man Group Ltd., two holding companies incorporated in the United Kingdom (the “Reorganization”). Man Group will transfer all of the outstanding capital stock of Man Financial Overseas Ltd., ED&F Man Group Ltd., Man Financial (S) Pte Ltd. and Man Financial Holdings (HK) Ltd. to MF Global Ltd. (“MF Global”), a new entity formed as a Bermuda holding company, in connection with the initial public offering (“IPO”). In exchange for full ownership of Man Financial Overseas Ltd., ED&F Man Group Ltd., Man Financial (S) Pte Ltd. and Man Financial Holdings (HK) Ltd., MF Global will issue common shares to Man Group, representing all of its issued and outstanding share capital (the “Separation”). Following these transactions, MF Global will be owned by Man Group.

Man Financial is a leading participant on the world’s major futures and securities exchanges and provides execution and clearing services for exchange-traded and over-the-counter derivative products, as well as for foreign exchange contracts and securities in the cash markets. Man Financial operates globally, with a presence in the United States, U.K., France, Singapore, Australia, Hong Kong, Canada, and India, among others. The Company is a leading specialist broker in exchange-traded derivatives and serves a worldwide client base, ranging from financial institutions, asset managers, hedge funds, professional traders and private clients. The Company is operated and managed on an integrated basis as a single operating segment.

The Company’s principal subsidiaries operate as registered futures commission merchants and as broker-dealers, or the local equivalent and maintain futures, options and securities accounts for customers. The Company’s subsidiaries are members of various commodities, futures, and securities exchanges in the United States, Europe, and the Asia/Pacific region and accordingly are subject to local regulatory requirements including those of U.S. Commodity Futures Trading Commission (“CFTC”), the U.S. Securities and Exchange Commission (“SEC”), and the U.K. Financial Services Authority (“FSA”), among others.

The combined financial statements have been prepared as if the Company had existed on a stand-alone basis for all periods presented and in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The combined financial statements include the carve-out accounts of the Company and its majority and wholly owned subsidiaries, in each case using the historical basis of accounting for the results of operations and assets and liabilities of the respective businesses. The combined financial statements may not necessarily reflect the results of operations, financial position and cash flows if the Company had actually existed on a stand-alone basis during the periods presented. Transactions between the Company and Man Group and its affiliates are herein referred to as “related party” or “affiliated” transactions. All significant intercompany balances and transactions between the combined entities have been eliminated in combination.

The combined financial statements include the Company’s direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by Man Group. These expenses primarily relate to employee compensation and benefits, office facilities and services arising from the provision of corporate functions including tax, legal/compliance, risk management, finance, internal audit, and executive management. These expenses are allocated using estimates that management considers a reasonable reflection of the utilization of services provided to, or benefits received by the Company. See Note 21 for further information regarding these allocated costs.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

On November 25, 2005, the Company acquired the customer accounts, balances, certain other assets, and subsidiaries of Refco, Inc. (“Refco”), representing the majority of the employees and business of Refco’s regulated futures brokerages. For a detailed discussion of the acquisition, see Note 4.

The Company’s policy is to combine all entities of which it owns more than 50% unless it does not have control. Investments in entities in which the Company owns greater than 20% but less than 50% and exercises significant influence, but not control, are accounted for using the equity method of accounting. As of March 31, 2007, the Company had a 20% equity investment in Polaris Man Financial Futures Co., Ltd (“Polaris”) and a 47.9% equity investment in U.S. Futures Exchange LLC (“USFE”). Pursuant to the revised Financial Accounting Standards Board (“FASB”) Interpretation (“FIN”) No. 46, “Consolidation of Variable Interest Entities,” the Company also combines any Variable Interest Entities (“VIEs”) of which it is the primary beneficiary. The Company currently is not the primary beneficiary of any such entities and therefore no VIEs are combined in the combined financial statements.

The Company also complies with Emerging Issues Task Force (“EITF”) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (“EITF Issue No. 04-5”), and would combine a limited partnership, unless the limited partners have the substantive ability to remove the general partner without cause based on a simple majority vote or can otherwise dissolve the limited partnership, or unless the limited partners have substantive participating rights over decision making.

Note 2: Summary of Significant Accounting Policies

Use of estimates

The preparation of combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short-term highly liquid investments with original maturities of three months or less, other than those used for trading or margin purposes. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments.

Cash and securities segregated under Federal and other regulations

Certain subsidiaries are obligated by rules mandated by their primary regulators including the CFTC and the SEC, in the U.S., and the FSA, in the U.K., to segregate or set aside cash or qualified securities to satisfy regulations, promulgated to protect customer assets. In addition, substantially all of the subsidiaries are members of clearing organizations at which cash or securities are deposited as required to conduct day-to-day clearance activities.

Securities purchased under agreements to resell and securities sold under agreements to repurchase

Transactions involving purchases of securities under agreements to resell (“resale agreements”) or sales of securities under agreements to repurchase (“repurchase agreements”) are treated as collateralized financing transactions and are recorded at their contractual amounts plus accrued interest. The resulting interest income and expense for these arrangements are generally included in interest income and interest expense in the Combined Statements of Operations.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Resale and repurchase transactions are presented on a net-by-counterparty basis when the requirements of Financial Accounting Standards Board (“FASB”) Interpretation No. 41, “Offsetting of Amounts Related to Certain Repurchase and Reverse Repurchase Agreements” (“FIN No. 41”) are satisfied.

It is the general policy of the Company to take possession of securities with a market value equal to or in excess of the principal amount loaned plus the accrued interest thereon in order to collateralize resale agreements. Similarly, the Company is generally required to provide securities to counterparties to collateralize repurchase agreements. The Company’s agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned. The collateral is marked to market daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, when deemed appropriate.

From time-to-time, the Company enters into securities financing transactions that mature on the same date as the underlying collateral. The Company accounts for these transactions in accordance with the prescribed guidance included in Statement of Financial Accounting Standard (“SFAS”) No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS No. 140”). Such transactions are treated as a sale of financial assets and a forward repurchase commitment, or conversely as a purchase of financial assets and a forward resale commitment. The forward repurchase and resale commitments are accounted for as derivatives under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).

Securities borrowed and securities loaned

Securities borrowed and securities loaned transactions are accounted for as collateralized financing transactions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash or other collateral with the lender. In these transactions, the Company receives cash or other collateral in an amount generally in excess of the market value of the applicable securities borrowed and loaned. The Company monitors the market value of securities borrowed or loaned on a daily basis, with additional collateral obtained or refunded as necessary.

Collateral

The Company enters into financing transactions and matched book positions principally through the use of repurchase agreements and securities lending agreements. In these transactions, the Company receives cash or securities in exchange for other securities, including U.S. government and federal agency obligations, corporate debt and other debt obligations, and equities, or cash. The Company records assets it has pledged as collateral in secured borrowings and other arrangements on the Combined Balance Sheets when the Company is the debtor as defined by SFAS No. 140.

The Company obtains securities as collateral principally through the use of resale agreements, securities borrowing agreements, customer margin loans and other collateralized financing activities to facilitate its matched book arrangements, inventory positions, customer needs and settlement requirements. In many cases, the Company is permitted to sell or repledge securities held as collateral. These securities may be used to secure repurchase agreements, to enter into securities lending or to cover short positions. As of March 31, 2007 and 2006, the fair value of securities received as collateral by the Company, excluding collateral received under resale agreements, that it was permitted to sell or repledge was $20,136,607 and $13,080,980, respectively, of which the Company sold or repledged $19,828,223 and $12,207,417, respectively. Counterparties have the right to sell or repledge these securities. See Note 6 for a description of the collateral received and pledged in connection with agreements to resell or repurchase securities.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Securities owned and securities sold, not yet purchased

Stocks, government and corporate bonds, futures, options and foreign currency transactions are reported in the combined financial statements on a trade date basis. Securities owned and securities sold, not yet purchased are stated at fair value. Realized and unrealized gains and losses are reflected in Principal transactions or Gains on exchange seats and shares on the Combined Statements of Operations. Fair values are based on quoted market prices.

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company’s liability for securities to be delivered is measured at their fair value as of the date of the combined financial statements. However, these transactions result in off-balance sheet risk, as the Company’s ultimate cost to satisfy the delivery of the securities sold, not yet purchased, may exceed the amount reflected in the Combined Balance Sheets.

Shares in exchanges held by the Company that are not required for trading rights are recorded at fair market value, taking into account any restrictions. Unrealized gains and losses arising from these assets are reported separately in the combined statements of operations as Gain on exchange seats and shares.

Receivables from and payables to customers

These balances pertain primarily to margin and open contractual commitments related to customers’ futures, foreign currency forwards and securities transactions. Receivables from and payables to customers include gains and losses on open futures, options and forward contracts and amounts due on cash and margin transactions.

Securities owned by customers are held as collateral for receivables. Customer securities transactions are recorded on a trade date basis. Securities owned by customers, including those that collateralize margin or other similar transactions, are not reflected in the Combined Balance Sheets. The Company generally nets receivables and payables related to its customers’ futures, foreign currency forwards and securities transactions on a counterparty basis pursuant to master netting or customer agreements. It is the Company’s policy to settle these transactions on a net basis with its counterparties.

Receivables from and payables to brokers, dealers and clearing organizations

Receivables from brokers, dealers and clearing organizations include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date (“fails to deliver”) and margin deposits. Payables to brokers, dealers and clearing organizations include amounts payable for securities not received by the Company from the seller by the settlement date (“fails to receive”). Receivables and payables to brokers, dealers and clearing organizations also include amounts related to net payables and receivables from unsettled trades.

Memberships in exchanges, at cost

Memberships in exchanges represent both an ownership interest and the right to conduct business on the exchange. Exchange memberships of the Company’s broker-dealer and Futures Commission Merchant subsidiaries, representing the right to conduct business, are recorded at cost and tested at least annually for impairment or more frequently if events or circumstances indicate a possible impairment. There were no impairments at March 31, 2007, 2006, or 2005.

Available for sale securities

Memberships in exchanges owned by the Company that are not required to conduct business are recorded at fair value within Securities Owned. During the year ended March 31, 2007, the Company classified certain of

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

these exchange memberships as available for sale securities and accounted for them in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, because they were not held by one of the Company’s broker-dealer or Futures Commission Merchant subsidiaries. The fair value of these exchange shares was $44,801 (cost $1,828) at March 31, 2007 and the Company recorded unrealized gains for these exchange memberships within Equity of $25,354 (net of $17,619 tax). During the year ended March 31, 2007, proceeds from the sale of available for sale securities aggregated $38,940, with gross realized gains of $37,176, determined on a specific identification basis. These shares were obtained in a cash-free exchange upon demutualization of an exchange during the year. The memberships were carried at cost prior to the demutualization.

Furniture, equipment and leasehold improvements

Furniture and equipment are stated at cost, net of accumulated depreciation. Furniture and equipment are depreciated over their estimated useful lives of 3 to 5 years on a straight-line basis. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvement or the term of the related leases, which range from 2 to 10 years. Qualifying costs for internally developed software are capitalized and amortized over the expected useful life of the developed software, not to exceed 3 years. The total depreciation expense for all furniture, equipment and leasehold improvements for the years ended March 31, 2007, 2006, and 2005 was $17,025, $12,931, and $12,593 respectively.

The Company follows the guidance outlined in Statement of Position No. 98-1, “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” for all software developed or obtained for internal use, which requires companies to capitalize certain internal-use software costs once specific criteria are met. As of March 31, 2007 and 2006, $1,016 and $781 of software costs remained unamortized, respectively. Reported within Depreciation and amortization is software amortization expense of $1,277, $640, and $1,704 in the years ending March 31, 2007, 2006, and 2005, respectively.

The Company reviews the carrying value of its furniture, equipment, or leasehold improvements for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The impairment is measured as the amount by which the carrying value exceeds the fair value of the asset as determined by an estimate of undiscounted cash flows. Impairment charges for furniture, equipment and leasehold improvements recorded in the years ended March 31, 2007, 2006, and 2005 were immaterial.

Goodwill

Goodwill represents the excess of the purchase price of a business acquisition over the fair value of the net assets acquired. Goodwill is not amortized and is tested at least annually for impairment during the fourth quarter of the fiscal year. The carrying value of goodwill is also reviewed if the facts and circumstances, such as a significant decline in revenue, earnings or cash flows or material adverse changes in the business climate, suggest that it may be impaired. If this review indicates that the goodwill will not be recoverable based on the estimated undiscounted cash flows of the reporting unit, impairment is measured by comparing the carrying value of goodwill to the fair value. Fair value is estimated based on discounted cash flows, market values or appraisals. There was no impairment of goodwill identified for the years ended March 31, 2007, 2006, or 2005.

Intangible assets, net

Intangible assets represent the cash paid in a business acquisition for the purchase of customer relationships, technology assets, and trade names. The Company amortizes finite-lived intangible assets over their estimated useful lives on a straight-line basis, which range from 4 to 14 years, unless the economic benefits of the

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

intangible are otherwise impaired. The Company did not have any indefinite lived intangible assets at March 31, 2007 and 2006. Intangible assets are reviewed at least annually for impairment or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. There was no impairment of intangible assets identified for the years ended March 31, 2007, 2006, or 2005.

Minority interests

The Company combines the results and financial position of entities it controls, but does not wholly own. As of March 31, 2007, the Company owned 91.0% of Man Securities Limited and 70.2% of Man Financial-Sify Securities India Private Limited. At March 31, 2007 and 2006, minority interest recorded in the Combined Balance Sheet was $6,973 and $5,487, respectively.

Derivative instruments and hedging activities

The Company has interest rate swaps in place to swap the fixed interest payments on subordinated and senior debt to floating rates. These swap contracts enable the Company to substitute fixed rate interest payments with variable rate interest payments, and manage its exposure on its borrowings. The Company applies fair value hedge accounting using interest rate swap contracts to hedge the benchmark interest rate (LIBOR) on its fixed rate long-term borrowings. The Company hedges the risk of changes in fair value of the hedged debt attributable to changes in LIBOR. The changes in the fair value of these swaps that are designated and qualify as fair value hedges are recorded in the Combined Statements of Operations together with any changes in the fair value of the hedged liability that are attributable to the hedged risk. The Company tests hedge effectiveness on its interest rate swaps quarterly, on both a prospective and retrospective basis. For prospective testing, the Company uses a “dollar offset” method, which compares the change in fair value of the hedged debt due to the hedged risk to the change in fair value of the related swap. The Company’s prospective dollar offset assessment utilizes a stress test where a shift is applied to the forward LIBOR curve to determine if the hedged debt and related swap are expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk. For retrospective testing, the Company utilizes a regression analysis in which changes in fair value of the hedged debt attributable to the hedged risk are regressed against changes in the fair value of the related swap. Ineffectiveness on each hedging relationship is calculated as the difference between the change in fair value of the interest rate swap contract and the change in fair value of the hedged debt attributable to changes in the benchmark interest rate (LIBOR). In the years ended March 31, 2007, 2006 and 2005, the (losses)/gains recorded in Principal transactions in the Combined Statements of Operations due to ineffectiveness were $(57), $(273) and $268, respectively. The total notional amounts of these outstanding interest rate swap contracts were $465,000, $465,000 and $415,000 at March 31, 2007, 2006 and 2005, respectively.

The Company also enters into derivative contracts, to manage its exposure to foreign currency exchange rates, which do not qualify for hedge accounting as defined in SFAS No. 133. For these transactions, the Company records all gains and losses within Principal transactions in the Combined Statements of Operations. The cash flow impact of derivative contracts that do not qualify for hedge accounting is classified as Cash flows from operating activities in the Combined Statements of Cash Flows.

All derivative financial instruments are carried at market value, or if market prices are not readily available, fair value. Market values for exchange-traded derivatives are based on quoted market prices. Fair market values for over-the-counter derivative financial instruments are based on pricing models that are based on observable market data intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in foreign exchange rates may result in cash settlements which exceed the amounts recognized on the Combined Balance Sheets. The counterparties to the Company’s forward foreign exchange contracts include a number of major international financial institutions. The Company could be exposed to loss in the event of non-performance by these counterparties. However, credit ratings and concentrations of risk to these financial institutions are monitored on a continuous basis and present no significant credit risk to the Company.

Employee benefits

The Company’s employees participate in various pension and savings benefit plans. The Company uses various actuarial methods and assumptions in determining the pension benefit costs and obligations, including the discount rate used to determine the present value of future benefits and expected long-term rate of return on plan assets. The defined benefit plan arrangements sponsored by Man Group have been accounted for as multi-employer plans.

Income taxes

The income tax provision is reflected in the combined statements of operations as if the Company operated on a stand-alone basis, consistent with the liability method prescribed by SFAS No. 109, “Accounting for Income Taxes” (“SFAS No. 109”). Under this method, deferred income taxes are provided for differences between the carrying value of assets and liabilities for financial reporting and income tax purposes, and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. A valuation allowance is provided for deferred tax assets when it is more likely than not that the benefits of net deductible temporary differences and net operating loss carryforwards will not be realized.

The Company has classified deferred tax assets within Other assets, and deferred tax liabilities and accrued taxes payable within Accrued expenses and other liabilities on the Combined Balance Sheets.

Allowance for doubtful accounts

The Company’s allowance for doubtful accounts is based upon management’s continuing review and evaluation of factors such as collateral value, aging and the financial condition of the customers. The allowance is assessed to reflect the best estimate of probable losses due to client defaults that have been incurred as of the balance sheet date. Any changes are included in the current period operating results. In circumstances where a specific customer’s inability to meet its financial obligation is known, the Company records a specific provision against accounts receivable to reduce the receivable to the amount it reasonably believes will be collected. The bad debt expense recognized for the years ended March 31, 2007, 2006 and 2005 is $3,982, $4,472 and $2,473, respectively.

Stock-based compensation

The Company’s employees participated in various stock incentive plans sponsored by Man Group. As of April 1, 2006, the Company adopted SFAS No. 123R, “Share Based Payment” (“SFAS No. 123R”). SFAS No. 123R measures the cost of employee services received for stock based compensation based on the grant-date fair value of the award. That cost is recognized over the period during which an employee is required to provide service in exchange for the award. In the years ending March 31, 2006 and 2005, the Company accounted for those plans under the recognition and measurement principles specified in Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), which required that compensation be measured by reference to the quoted market price of the stock on the measurement date less amounts that the employee is required to pay.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Revenue recognition

Execution-only commissions

Execution-only commissions are recorded on a trade-date basis as customer transactions occur. Fees are charged at various rates based on the products traded and the method of trade. Execution-only commissions consist of fees charged for executing trades on an agency basis for counterparties that have clearing accounts with other brokerage institutions. Execution-only commissions do not include (1) commissions the Company earns when both executing and clearing the transaction for the customer, which are recognized as cleared commissions described below, or (2) “markups” earned from executing customer trades on a matched principal basis, which are recognized under principal transactions revenue, as described below.

Cleared commissions

Cleared commissions revenue are recorded on a trade-date basis as customer transactions occur. Fees are charged at various rates based on the products traded and the method of trade. Cleared commissions consist of transaction fees earned: (1) by both executing and clearing transactions for customers and (2) by providing clearing services where the trade is executed by another brokerage firm and then routed to the Company. Cleared commissions include fees earned for providing both types of services. Cleared commissions are presented net of rebates earned by customers based on the volume of transactions they execute and clear pursuant to guidance presented in Financial Accounting Standards Board Emerging Issues Task Force (“EITF”) Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent”.

Principal transactions

Principal transactions include revenues from both matched principal brokerage activities and proprietary securities transactions. Revenues from matched principal brokerage activities are recorded on the trade date. For these activities, commission is not separately billed to customers; instead a commission equivalent is included in the transaction revenues following execution of the transaction on behalf of customers.

Proprietary securities transactions are recorded on the trade date. Profits and losses arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis, including to a lesser extent from derivatives transactions executed for the Company’s own account to hedge foreign currency exposure as well as the ineffectiveness of hedges in respect of the Company’s interest rate exposure.

Interest

Interest is recognized on an accrual basis and includes amounts receivable on customer funds, company funds and collateralized financing arrangements. Interest income related to repurchase agreements, securities borrowed and collateralized financing arrangements are recognized over the life of the transaction. Interest income and expense for repurchase agreement transactions are presented net in the combined statements of operations, pursuant to the requirements of FIN 41 and FASB Interpretation No. 39, “Offsetting of Amounts Related to Certain Contracts” (“FIN No. 39”).

Other

Other revenues consist of revenues we earned from other normal business operations that are not otherwise included above. These include fees from clients and other counterparties for certain ancillary services provided by the Company, such as the use of trading systems and other back-office services and support.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Transaction-based expenses

Transaction-based expenses are variable expenses directly incurred in conjunction with the generation of revenues, and consist of execution and clearing fees and sales commissions.

Execution and clearing fees

Execution and clearing fees reflect the expenses of executing, clearing and settling trades on behalf of customers. These fees are paid to third parties, specifically clearing brokers, exchanges and clearing-houses, and regulatory bodies. Execution and clearing fees are recognized on a trade date basis. Execution and clearing fees also reflect losses due to trading errors for the years ended March 31, 2007, 2006 and 2005 of $13,000, $10,647 and $10,587, respectively.

Sales commissions

Sales commissions consist of payments to introducing brokers that are deemed third parties.

Gain on exchange seats and shares

Gain on exchange seats and shares consist of (1) realized gains on sale of exchange seats and shares, (2) unrealized gains and losses arising from fair value movements on the exchange shares held by the Company but not required for clearing transactions and (3) dividend income earned on all exchange memberships held by the Company.

Fair value of financial instruments

Financial instruments and related revenue and expenses are recorded in the financial statements on a trade date basis. Financial instruments include related accrued interest or dividends. Market value generally is based on published market prices or other relevant factors including dealer price quotations.

The fair value of a financial instrument is determined using external market quotations or the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Management estimates the aggregate fair value of financial instruments recognized on the Combined Balance Sheets (including receivables, payables, accrued expenses and subordinated borrowings) and approximates their fair value, as such financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

For certain instruments, where non-observable market data has been considered, the Company has not recorded any ‘day-one profit’ in accordance with EITF 02-03, “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities.” These types of financial instruments do not comprise a material portion of the Company’s total trading activity.

Legal reserves

In the ordinary course of business, the Company has been named as a defendant in legal proceedings. The Company estimates the potential losses that may arise out of legal and regulatory proceedings and recognizes liabilities for such contingencies to the extent that such losses are probable and the amount of the loss can be reasonably estimated.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Equity

The Company’s equity reflects an aggregation of accumulated earnings, accumulated comprehensive income/loss, and foreign currency translation adjustments. The Company’s combined financial statements have been prepared on a carve-out basis, and as such, the calculation of accumulated comprehensive income since the business was established is impracticable.

The impact of adjustments to other comprehensive income, net of tax is as follows:

	Years ended March 31,
	2007	2006	2005
Changes in market value of available for sale securities (net of $17,619 of tax)	$25,354	$—	$—
Foreign currency translation adjustment	4,757	(2,870)	1,117
Minimum pension liability adjustment (net of $71 and $134 of tax in 2005 and 2006, respectively)	—	99	184

Other comprehensive income adjustments	$30,111	$(2,771)	$1,301

Foreign currency translation

The functional currency is the currency of the primary economic environment in which cash is generated and expended. This is generally the local currency for the Company’s non-U.S. operations, except for certain entities in the U.K. The assets and liabilities of foreign operations are translated into U.S. dollars at the spot exchange rates prevailing at the close of business on the reporting date. Revenue and expenses of the foreign operations are translated into U.S. dollars at average exchange rates during the period. Gains or losses on the translation of financial statements of the Company’s non-U.S. subsidiaries, where the functional currency is other than the U.S. dollar, are included in Equity on the Combined Balance Sheets. The impact of translating monetary assets and liabilities to the reporting currency as well as transaction gains and losses are recorded in General and other expenses in the Combined Statements of Operations. For the years ended March 31, 2007, 2006, and 2005 net currency transaction (losses)/gains recorded in General and other expenses were $(1,011), $11,298, and $(10,793) respectively.

Recently Issued Accounting Pronouncements

In June 2006 the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109”, (“FIN No. 48”) which is effective for fiscal years beginning after December 15, 2006. FIN No. 48 requires enterprises to assess and account for the effect of uncertainty of tax positions taken or to be taken on tax returns in their financial statements. The Company is currently considering the impact of the adoption of FIN No. 48 on the Company's combined financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company is currently considering the impact of the adoption of SFAS No. 157 on the Company's combined financial statements.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB No. 108”). SAB No. 108 is effective for annual financial statements for fiscal years ending after November 15, 2006, and requires registrants to assess the effects of correcting prior years’ misstatements on the current year’s statement of income. The cumulative effect, if any, of initial application is to be reported as of the beginning of such fiscal year. The Company has adopted the provisions of SAB No. 108.

In September 2006 the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans–an amendment of FASB Statement No. 87, 88, 106 and 132(R)”, (“SFAS No. 158”). This Standard requires the recognition of the funded status of a benefit plan on the Balance Sheet. The Standard also requires the recognition, in other comprehensive income, of certain gains and losses that arise during the period but are deferred under pension accounting rules, as well as modifies the timing of reporting and adds certain disclosures. SFAS No. 158 provides recognition and disclosure elements to be effective as of the end of the fiscal year after December 15, 2006 and measurement elements to be effective for fiscal years ending after December 15, 2008. Due to the curtailment and settlement of the Company’s domestic pension plans, as discussed in Note 16, the provisions of SFAS No. 158 are not applicable.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115” (“SFAS No. 159”). SFAS No. 159 permits entities to choose, at specified election dates, to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently considering the impact of the adoption of SFAS No. 159 on the Company's combined financial statements.

Note 3: Adjustment to previously issued financial statements

The Company changed the useful life of customer relationships acquired from Refco from 15 to 10 years and appropriately adjusted its previously issued financial statements as of and for the years ended March 31, 2007 and 2006.

This adjustment has the following effect on the Company’s Combined Statements of Operations:

	For the Year Ended March 31, 2007		For the Year Ended March 31, 2006
	As previously reported	As adjusted	As previously reported	As adjusted
Depreciation and amortization	$41,387	$46,777	$26,423	$28,220
Income before provision for income taxes	295,053	289,663	89,823	88,026
Net Income	$191,376	$187,999	$60,921	$59,795

In accordance with SAB No. 108, the Company has conducted a quantitative and qualitative analysis of the materiality of the impact of this change to its financial statements for fiscal 2007 and fiscal 2006 and has concluded that the impact of this change was not material. Additionally, the impact of the adjustments on the Company’s Combined Balance Sheets and Combined Statements of Cash Flows, as of and for the years ended March 31, 2007 and 2006, was de minimis.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 4: Acquisitions

Acquisition of Refco

On November 25, 2005, the Company acquired the customer accounts, balances, certain other assets and subsidiaries of Refco for $304,864. Refco and its subsidiaries provided execution and clearing services for exchange-traded derivatives and prime brokerage services in the fixed income and foreign exchange markets. Refco’s parent company went into liquidation, and the Company purchased most of the Refco assets from these bankruptcy proceedings to expand its brokerage services and gain certain customer relationships. The Company’s acquisition comprised primarily all of the employees and client accounts of Refco’s regulated futures brokerage. The acquisition included the customer accounts, balances and certain other assets in the U.S., Singapore, Canada, and India and was accounted for as a business combination in accordance with SFAS No. 141, “Business Combinations” (“SFAS No. 141”). The Company acquired a significant amount of these assets in transactions involving a purchase of assets, while a small portion was obtained through the acquisition of stock in small non-U.S. entities.

The rights to the European operations of Refco were immediately assigned to Marathon Asset Management. The assets of Refco’s Singapore business were acquired on December 6, 2005 and Refco’s 20% shareholding in the Taiwanese operation Polaris Refco Futures on February 6, 2006. Refco’s legal entities in Canada (100%) and India (70%) were acquired on January 31, 2006 and February 28, 2006, respectively. The results of the acquired Refco assets and entities have been included in the combined financial statements from their respective acquisition dates.

The assets and liabilities acquired are as follows:

Total purchase price paid	$304,864

Assets acquired
Cash and cash equivalents	7,296
Cash and securities segregated under Federal and other regulations	74,026
Securities owned, at fair value	18,350
Due from brokers, dealers and clearing organizations	53,991
Due from customers, net	10,858
Other receivables	867
Memberships in exchanges	97,897
Furniture, equipment and leasehold improvements, net	10,688
Intangible assets subject to amortization	179,600
Investment in Polaris	9,700
Other assets	8,709

Total assets acquired	471,982

Liabilities assumed
Due to customers	115,197
Employee termination liabilities	12,653
Deferred income taxes	11,167
Accrued expenses and other liabilities	21,465
Long-term borrowings	3,580

Total liabilities assumed	164,062

Minority interest	5,061

Fair value of net assets acquired	302,859

Goodwill resulting from acquisition	$2,005

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The application of purchase accounting under SFAS No. 141 requires that the total purchase price be allocated to the fair value of assets acquired and liabilities assumed based on their fair values at the acquisition date, with amounts exceeding the fair values being recorded as goodwill. The Company paid a premium (i.e. goodwill) over the fair value of net tangible and identified intangible assets acquired of $2,005, of which none is expected to be deductible for tax purposes. The following table provides a summary of amounts assigned to intangible assets:

Amount Assigned
Intangible asset subject to amortization:
Customer relationships	$161,700
Technology assets	16,700
Trade names	1,200

Total of intangible assets subject to amortization	$179,600

The customer relationships, technology assets, and trade names are being amortized on a straight-line basis over an amortization period of 10, 5, and 14 years, respectively. Amortization aggregating $6,532 has been recorded for the period from the acquisition date through March 31, 2006. The weighted average useful life of the intangible assets is approximately 9.6 years.

All intangible assets, which have been independently valued, were recognized at their respective fair values. Customer relationships were the principal source of value in the acquired Refco business. The methodology used for estimating the fair value of customer relationships was based on incorporating the residual profit, or excess earnings method. The valuation of the customer relationships was calculated using a discount rate equivalent to the implied internal rate of return derived from management’s cash flow projections and the total fair value of the Refco acquired businesses under the market approach. Refco’s internally developed technology assets were valued using the replacement cost approach. The royalty savings approach was applied in valuing the trade name. The Company also acquired a 20% interest in Polaris Refco Futures, a publicly traded company on the Taiwan OTC Exchange. The Company finalized its allocation of the purchase price to the assets acquired during the year ended March 31, 2007, as allowed by SFAS No. 141.

As a result of the circumstances leading to the bankruptcy of Refco, the accounting records of the business were incomplete. It is therefore not practical to assess the significance of or meaningful to disclose the financial results of Refco as if the acquisition had taken place at the beginning of the year ending March 31, 2006 or for the year ending March 31, 2005.

In connection with the acquisition of Refco, Man Group recorded total integration costs of $79,422 of which $12,654 qualified as exits costs in accordance with EITF No. 95-3, “Recognition of Liabilities in Connection with a Purchase Business Combination” (“EITF No. 95-3”), in the year ending March 31, 2006. These charges, consisting of employee termination expenses, were initiated to integrate the acquisition and reduce the overall cost structure, and have been accounted for as part of the purchase price allocation. During the year ending March 31, 2007, the Company paid $5,493 of these exit costs and the liability remaining at March 31, 2007 was $0. During the year ending March 31, 2006, the Company paid $7,161 of these exit costs and the liability remaining at March 31, 2006 was $5,493.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company incurred other Refco integration costs in the years ended March 31, 2007 and 2006, which consist of the following:

	Years ended March 31,
	2007	2006
Retention costs	$19,382	$38,741
Redundancy/severance	—	13,987
Professional fees	—	7,272
Other	—	6,768

Total	$19,382	$66,768

Acquisition of Dowd Westcott Group L.L.C.

In February 2007, the Company acquired certain business assets of Dowd Westcott Group L.L.C. for $15,000 cash at closing. As a result of the acquisition, the Company recorded $21,514 in customer relationships, with a useful life of 7 years. The Company will record $3,073 in amortization expense in each of the next 7 years. As part of the acquisition, the Company will also make contingent, or “earn-out” payments based on earnings over the next 5 years, subject to maximum and minimum amounts. If the minimum earn-out is not reached at the end of 5 years, the Company’s obligation to pay the earn-out can extend for up to 10 years, subject to a maximum amount of $75,000. The Company has recorded a deferred credit of $6,525 as of March 31, 2007. Future earn-out payments, in excess of the deferred credit, are considered additional purchase consideration and will result in an increase to goodwill. The Company does not consider the impact of this acquisition to be significant to its operations.

Note 5: Receivables from and Payables to Customers

Receivables from and payables to customers, net of allowances, are as follows:

	March 31,
	2007		2006
	Receivables from customers	Payables to customers	Receivables from customers	Payables to customers
Futures transactions	$597,831	$12,089,184	$286,265	$12,663,681
Foreign currency and other OTC derivative transactions	134,740	3,461,308	182,263	2,408,598
Securities transactions	54,366	181,087	37,053	191,237
Other	14,706	24,456	28,288	173,702

Total	$801,643	$15,756,035	$533,869	$15,437,218

Note 6: Securities Purchased under Agreements to Resell and Securities Sold under Agreements to Repurchase

The Company’s policy is to take possession of securities purchased under resale agreements, which consist largely of securities issued by the U.S. government. The Company retains the right to re-pledge collateral received in secured financing transactions. As of March 31, 2007, the market value of collateral received under resale agreements was $40,408,815, of which $668,818 was deposited as margin with clearing organizations. As of March 31, 2006, the market value of collateral received under resale agreements was $20,651,441, of which

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

$811,845 was pledged with clearing organizations. The collateral is valued daily and the Company may require counterparties to deposit additional collateral or return collateral pledged, as appropriate. As of March 31, 2007 and 2006, the market value of collateral pledged under repurchase agreements was $39,720,533 and $18,901,831 respectively. As of March 31, 2007, there were no amounts at risk under repurchase agreements or resale agreements with a counterparty greater than 10% of Equity.

In accordance with SFAS No. 140, the Company de-recognized assets and liabilities from the Combined Balance Sheets. At March 31, 2007, this consisted of securities purchased under agreements to resell and securities sold under agreements to repurchase of $3,845,729 and $4,464,115, respectively, at contract value.

Securities purchased under agreements to resell that are subject to the segregation requirements of the Commodity Futures Trading Commission (the “CFTC”) totaled $3,142,993 and $2,479,806 at March 31, 2007 and 2006, respectively.

The carrying values of the assets sold under repurchase transactions, including accrued interest, by maturity date are:

	March 31, 2007
	Demand	Overnight	Less than 30 days	30 to 90 days	After 90 days	Total
Security type
U.S. Governments	$406,784	$2,145,413	$4,417,977	$633,021	$923,519	$8,526,714
U.S. Corporations	187,254	—	37,067	—	—	224,321
Foreign Governments	83,293	203,371	5,174,329	347,583	756,841	6,565,417
Foreign Corporations	1,414,135	6,636	136,999	—	—	1,557,770

Total	$2,091,466	$2,355,420	$9,766,372	$980,604	$1,680,360	$16,874,222

Note 7: Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Receivables from and payables to brokers, dealers and clearing organizations consist of the following:

	As of March 31,
	2007		2006
	Receivables	Payables	Receivables	Payables
Securities failed to deliver/receive	$189,034	$157,598	$91,652	$42,684
Due from/to clearing broker	1,506,597	188,503	1,020,374	44,675
Due from/to clearing organizations	2,485,947	46,068	2,976,611	21,370
Fees and commissions	4,650	63,061	33,404	33,138
Unsettled trades and other	1,998,916	2,106,279	2,907,575	2,872,227

Total	$6,185,144	$2,561,509	$7,029,616	$3,014,094

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 8: Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, but not yet purchased, both at fair value, consist of the following at March 31, 2007 and 2006:

	As of March 31,
	2007		2006
	Securities Owned	Securities Sold, Not Yet Purchased	Securities Owned	Securities Sold, Not Yet Purchased
U.S. government bonds	$2,020,701	$1,010,127	$1,314,162	$445,401
Corporate debt securities	3,146,826	—	725,147	—
Foreign government bonds	488,274	1,212,477	448,998	—
Mutual funds	1,123,800	—	1,824,078	—
Equities	6,656,313	1,153,164	3,811,558	883,902
Shares held due to demutualization of exchanges	154,823	—	18,944	—
Other	8,242	2,694	11,247	—

Total	$13,598,979	$3,378,462	$8,154,134	$1,329,303

At March 31, 2007 and 2006, $1,771,342 and $1,936,835, respectively of U.S. government bonds and mutual funds owned by the Company were deposited as margin with clearing organizations.

Note 9: Cash and Securities Segregated under Federal and Other Regulations

At March 31, 2007 and 2006, in addition to cash, securities with a market value of $4,461,469 and $4,965,753, respectively, were segregated.

At March 31, 2007 and 2006, the Company was in compliance with its segregation requirements and held segregated assets in excess of amounts due to customers.

Note 10: Furniture, Equipment, and Leasehold Improvements

A summary of furniture, equipment, and leasehold improvements is as follows:

	March 31,
	2007	2006
Leasehold improvements	$28,974	$19,083
Equipment	70,801	60,555
Furniture and fixtures	28,270	24,831
Computer software	21,984	21,420

Total cost	150,029	125,889
Less: accumulated depreciation and amortization	104,273	89,087

Cost, net of accumulated depreciation and amortization	$45,756	$36,802

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 11: Goodwill

The changes in the carrying value of goodwill for the years ended March 31, 2007 and 2006 are as follows:

Balance as of March 31, 2005	33,762
Acquisition	2,005

Balance as of March 31, 2006	$35,767

Balance as of March 31, 2007	$35,767

Note 12: Intangible Assets

A summary of intangible assets, subject to amortization at March 31, 2007 and 2006 is as follows:

	March 31,
	2007	2006
Customer relationships
Gross carrying amount	$244,875	$223,361
Accumulated amortization	(57,879)	(32,409)

Net carrying amount	186,996	190,952

Technology assets
Gross carrying amount	27,858	27,858
Accumulated amortization	(14,200)	(10,102)

Net carrying amount	13,658	17,756

Trade names
Gross carrying amount	2,187	2,187
Accumulated amortization	(550)	(366)

Net carrying amount	1,637	1,821

Other	—	1,676

Total	$202,291	$212,205

The amortization included in Depreciation and amortization for the year ended March 31, 2007, 2006, and 2005 was $29,752, $15,289, and $10,678, respectively. The amortization expense for the next five fiscal years is $31,236, $31,077, $29,906, $24,769 and $19,171, respectively.

Note 13: Income Taxes

The taxable results of the Company’s U.S. operations are included in the combined income tax returns of Man Group USA Inc. The tax results of the Company’s foreign operations are included in the tax returns of the respective jurisdictions in which the Company conducts business. The income tax provision reflected in the Company’s combined Statements of Operations is presented as if the Company operated on a stand-alone basis.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The components of income before provision from income taxes, equity earnings, and minority interest expense are as follows:

	Years Ended March 31,
	2007	2006	2005
U.S.	$44,947	$(45,784)	$12,932
International	244,716	133,810	110,836

Total	$289,663	$88,026	$123,768

The provision for income taxes consists of:

	Years Ended March 31,
	2007	2006	2005
Current:
U.S.	$21,240	$(994)	$9,553
International	71,308	49,454	35,464

	92,548	48,460	45,017

Deferred:
U.S.	8,270	(19,298)	(2,084)
International	(818)	(925)	(3,399)

	7,452	(20,223)	(5,483)

Total	$100,000	$28,237	$39,534

The reconciliation of income tax expense before equity earnings and minority interest expense as reflected in the Combined Statements of Operations to the expected tax expense by applying the U.S. federal statutory income tax rate is as follows:

	Years Ended March 31,
	2007	2006	2005
Income before provision for income taxes	$289,663	$88,026	$123,768

Federal income tax expense at 35%	101,382	30,809	43,319
State taxes	4,894	(2,018)	1,660
Effect of lower overseas tax rates	(14,527)	(8,048)	(6,025)
Adjustments in respect of prior periods	(1,521)	1,852	(3,782)
Stock-based compensation	(1,790)	2,349	1,170
IPO-related costs	10,874	—	—
Other, net	688	3,293	3,192

Provision for income taxes	$100,000	$28,237	$39,534

Effective tax rate	34.5%	32.1%	31.9%

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for the same items for income tax reporting purposes. The components of deferred tax assets and liabilities consist of the following items:

	March 31,
	2007	2006
Deferred tax assets
Net operating loss carry forwards	$13,178	$11,952
Depreciation	7,491	6,762
Stock-based compensation	18,692	14,349
Goodwill amortization	9,021	9,874
Other, net	9,352	6,012

Total deferred tax assets	57,734	48,949
Valuation allowance	(13,843)	(9,788)

Deferred tax assets, net of valuation allowance	43,891	39,161

Deferred tax liabilities
Intangible assets	(10,719)	(16,310)
Exchange membership seats	(33,149)	(9,092)
Pension plans	—	(4,578)
Unrealized gains	(16,923)	—
Other, net	(131)	(790)

Total deferred tax liabilities	(60,922)	(30,770)

Net deferred tax (liabilities)/assets	$(17,031)	$8,391

At March 31, 2007, the Company had approximately $25,000 of net operating loss carry forwards in certain non-U.S. jurisdictions. A valuation allowance has been provided against these loss carry forwards on the basis that recovery is uncertain (see below). Of these losses, $21,000 will expire between 2014 and 2016 and $4,000 have no expiration date. As of March 31, 2007, the Company earned over $343,000 of income that was excluded from taxable income in one state, resulting in net operating loss carry forwards of $142,600 in that state. These loss carry forwards will expire in future years through 2019. A full valuation allowance has been provided related to these loss carry forwards on the basis that recovery is uncertain. The deferred tax assets relating to all net operating loss carry forwards and related valuation allowances are reflected, without offset, above.

The total valuation allowance for deferred tax assets of $13,843 and $9,788 at March 31, 2007 and March 31, 2006, respectively, relates principally to uncertainty of the utilization of tax loss carryforwards in various jurisdictions. The valuation allowance was calculated in accordance with SFAS No. 109, which requires that a valuation allowance be established or maintained when it is “more likely than not” that all or a portion of deferred tax assets will not be realized.

Except for taxes on earnings that have been currently distributed, no additional provision has been made for taxes that would be payable on the remittance of undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries. The Company expects such investments to be essentially permanent in duration, and the undistributed earnings to be permanently reinvested, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if such subsidiaries are ultimately disposed of. It is not practicable to estimate the additional taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 14: Borrowings

Short-term borrowings consist of the following:

	March 31,
	2007	2006
Bank overdrafts	$25,453	$41,581
Current portion of long-term borrowings	56,552	14,032

Total	$82,005	$55,613

Excluding the current portion of long-term borrowings, the weighted-average interest rate for short-term borrowings at March 31, 2007 and 2006 was 6.05% and 5.64%, respectively.

Long-term borrowings consist of:

	March 31,
	2007	2006
Borrowings from Man Group	$142,970	$124,467
5.47% Subordinated Notes due 2014 (less unamortized discounts of $684 and $1,020)	154,497	150,785
6.15% Subordinated Notes due 2015 (less unamortized discount of $204 and $265)	49,063	48,130
4.84% Senior Notes due 2009 (less unamortized discounts of $260 and $387)	142,222	139,734
5.34% Senior Notes due 2011 (less unamortized discounts of $155 and $192)	59,451	58,342
5.93% Senior Notes due 2014 (less unamortized discounts of $155 and $176)	49,170	48,157
Floating Rate Senior Notes due 2007 (less unamortized discounts of $81 and $120)	44,919	44,880
Derivatives-held for hedging purposes	8,882	17,471

Total long-term borrowings	651,174	631,966

Less: Current portion	56,552	14,032
Long-term borrowings, excluding current portion	$594,622	$617,934

The Company has long-term borrowings payable to Man Group. See Note 21 for further details. The Company’s remaining borrowings consist of private placement notes. The interest rate on the 5.47% Subordinated Notes due 2014 is fixed at 5.47% until March 2009, after which it is adjusted to variable, at LIBOR plus 2.62%. The interest rate on the 6.15% Subordinated Notes due 2015 is fixed at 6.15% until August 2010, after which it is adjusted to variable, at US dollar LIBOR plus 2.27%. The interest rate on the Floating Rate Senior Notes due 2007 is floating LIBOR plus 61 basis points. The private placement notes contain certain covenants, all of which the Company was in compliance with at March 31, 2007.

The Company has interest rate swaps in place to swap the fixed rate interest payments on subordinated and senior debt to floating rate. See Note 2 for further details. The weighted average effective interest rates including the effect of interest rate swaps for the Senior Notes was 6.2% and 5.7% for the years ended March 31, 2007 and 2006, respectively. The weighted average effective interest rates including the effect of interest rate swaps for the Subordinated Notes was 7.5% and 7.1% for the years ended March 31, 2007 and 2006, respectively.

It is the Company’s intention to renegotiate each borrowing that is subject to repricing prior to the repricing date. Annual repayments of long-term borrowings as of March 31, 2007, at contractual repricing dates, are as follows:

2008	56,552
2009	184,496
2010	142,222
2011	49,063
2012	59,451
Thereafter	150,508

Total long-term borrowings	$642,292

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The fair value of long-term borrowings, excluding borrowings from Man Group, at March 31, 2007 and 2006, was $508,869 and $500,835, respectively. The fair value of long-term debt was determined by reference to the March 31, 2007 and 2006, market values of comparably rated debt instruments.

Note 15: Stock-Based Compensation Plans

Certain of the Company’s employees were granted awards under several stock-based incentive plans established by Man Group and approved by Man Group’s Remuneration Committee.

In December 2004, the FASB issued SFAS No. 123R. SFAS No. 123R requires compensation costs related to share-based transactions, including employee stock options, to be recognized in the financial statements based on fair value. SFAS No. 123R revises SFAS No. 123, as amended, “Accounting for Stock-Based Compensation” (“SFAS No. 123”), and supersedes APB No. 25. Effective April 1, 2006, the Company implemented SFAS No. 123R using the modified prospective transition method.

Under this transition method, the compensation expense recognized beginning April 1, 2006 includes compensation expense for (i) all stock-based payments granted prior to, but not yet vested as of April 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123 and APB No. 25, and (ii) all stock-based payments granted subsequent to March 31, 2006 based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123R. Stock-based compensation expense is generally recognized ratably over the requisite service period. The adoption of SFAS No. 123R resulted in a cumulative benefit from accounting change of $1,012 ($676, net of tax), in the year ended March 31, 2007, which reflects the net cumulative impact of estimating future forfeitures in the determination of period expense, rather than recording forfeitures when they occur as previously permitted.

Prior to April 1, 2006, the Company accounted for stock-based compensation plans in accordance with the provisions of APB No. 25, as permitted by SFAS No. 123. In adopting the provisions of SFAS No. 123R, the Company will now recognize compensation expense for the Employee Stock Purchase Plan and record compensation expense for the Performance Share Plan on a straight-line basis. Prior to the adoption of SFAS No. 123R, benefits of tax deductions in excess of recognized compensation costs were reported as operating cash flows. SFAS No. 123R requires excess tax benefits to be reported as a financing cash inflow rather than as a reduction of taxes paid.

Under the modified prospective application method, results for prior period have not been restated to reflect the effects of implementing SFAS No. 123R. The following pro forma information presents the Company’s pro forma net income if stock-based compensation expense, net of forfeitures, had been determined based on the fair value at the grant dates as defined by SFAS No. 123 and amended by SFAS 148, Accounting for Stock–Based Compensation — Transition and Disclosure — An Amendment of FASB 123:

	Year ended March 31,
	2006	2005
As reported, net income	$59,795	$84,234
Add back:
Stock-based employee compensation expense included in net income, net of tax	$16,850	$8,708
Less:
Total fair value of stock-based employee compensation expense, net of tax	$13,445	$8,662

Pro forma net income	$63,200	$84,280

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Compensation expense for the stock-based compensation plans has been included in Employee compensation and benefits within the Combined Statements of Operations. The impact of the reduced stock-based compensation expense in the year ended March 31, 2007 as a result of the adoption of SFAS 123R, on Income before provision for taxes and Net income is $6,431 and $3,870, respectively. Net income for the year ended March 31, 2007 includes $26,089 of compensation costs and $10,025 of income tax benefits related to stock-based compensation arrangements. Net income for the year ended March 31, 2006 includes $24,551 of compensation costs and $7,701 of income tax benefits related to stock-based compensation arrangements. Net income for the year ended March 31, 2005 includes $13,068 of compensation costs and $4,360 of income tax benefits related to stock-based compensation arrangements. Certain stock-based compensation awards have been classified as liabilities on the Combined Balance Sheets as of March 31, 2007. For the year ending March 31, 2007, $4,247 of share-based liabilities were paid.

Executive Share Option Plan

Executive share option awards are stock option awards granted to selected senior employees and executive directors, where the ability to exercise the stock option depends on Man Group’s achievement of a financial target. The financial target is based on the retail price index, plus a margin, and on Man Group’s earnings per share, as defined by the plan. Man Group’s financial target is measured over three consecutive years, as defined by the plan. Executive share option awards are granted at the market value of Man Group stock on the date of grant, vest over three years, and lapse if the financial target is not achieved after three years. Awards issued prior to the 2006 plan year were issued under similar guidelines, however the awards do not lapse after three years, but rather could be exercised by the holder if the financial target is met within four or five years. For all awards, once the financial target is deemed achieved, the holder of the award has the right to exercise the share option award up to 10 years from the date of grant. When exercised, the holder receives Man Group shares in exchange for paying cash consideration equal to the option price. The following table summarizes activity for this plan for the year ended March 31, 2007:

	Options	Weighted- Average Exercise Price (per share) (1)	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock options outstanding as of April 1, 2006	1,295	$3.66	7.3	$4,714
Granted	501	7.58	9.3
Exercised	28	4.00	—	98

Stock options outstanding as of March 31, 2007	1,768	5.22	7.2	10,100
Stock options vested and expected to vest as of March 31, 2007	742	3.58	5.4	5,454
Stock options exercisable at March 31, 2007	742	$3.58	5.4	5,454

(1)	As Man Group plc shares trade in Pound Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.

During the year ended March 31, 2007, Man Group issued 501 stock option awards with a weighted-average grant date fair value of $2.38. During the year ended March 31, 2006, Man Group issued 254 stock option awards with a weighted-average grant date fair value of $1.38. During the year ended March 31, 2005, Man Group issued 271 stock option awards with a weighted-average grant date fair value of $1.83. The total intrinsic value of stock options exercised during the year ended March 31, 2007, 2006, and 2005 was $98, $641, and $504 respectively. The fair value of shares vested during the years ending March 31, 2007, 2006, and 2005 was $1,448, $883, and $1,696, respectively. During the year ended March 31, 2007, there were 28 stock options exercised with a $98 impact on cash flows from operations and financing activities. As of March 31, 2007, the

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

total unrecognized compensation expense remaining was $2,529, which is expected to be recognized over 1.9 weighted-average years.

The Company estimates the fair value of options granted under the Employee Stock Purchase Plans using the Black-Scholes option-pricing model and uses a binomial lattice option-pricing model to estimate the fair value of Executive Share Option Plan awards. The binomial lattice option-pricing model is used in estimating the fair value of the Executive Share Option Plan as the awards are subject to performance conditions. These pricing models require the input of assumptions related to exercise behavior and a price volatility assumption for the underlying stock. Changes in the assumptions can materially affect the estimate of fair value and results of operations could be materially impacted.

The assumptions used for the year ended March 31, 2007, 2006, and 2005 were as follows:

Expected Volatility: The expected volatility factor used to estimate the fair value of stock options awarded is based on the historical volatility of Man Group’s common stock over a period consistent with the expected term of the option and on implied volatility of market-traded options on Man Group’s common stock, together with other factors.

Expected Dividend Yield: The dividend yield assumptions are based on an analysis of Man Group’s average historical dividend yield prior to each award date, together with other factors.

Risk Free Interest Rate: The risk-free rate is determined using the implied yield currently available on zero-coupon U.S. and U.K. government bonds, as issued in the currency in which the exercise price is expressed, with a term consistent with the expected option life.

Expected Term: The binomial lattice option-pricing model used to value the Executive Share Option Plan contains a model for early exercise behavior. The output of the model can be used to derive the expected term of the options granted.

The grant date fair value of each option grant has been estimated with the following weighted-average assumptions:

	Year ended March 31,
	2007	2006	2005
Expected volatility	30.0%	30.0%	35.0%
Risk free interest rate-Executive Share Option Plan	5.2%	4.4%	5.3%
Risk free interest rate-Employee Stock Purchase Plan	5%	4.3%	4.5%
Expected dividend yield	2.0%	2.5%	2.0%
Expected term-Executive Share Option Plan	8.5 years	8.5 years	7.5 years
Expected term-Employee Stock Purchase Plan	3.4 years	3.2 years	3.2 years

Performance Share Plan

Performance share awards, granted to selected senior employees and executive directors, is a stock-based award in which the number of shares ultimately received by the participant depends on Man Group’s achievement of a financial target. The financial target is based on Man Group’s average return on equity measured over three consecutive years, as defined by the plan. Participants are awarded shares in the plan by Man Group’s Remuneration Committee. Participants can also purchase Man Group shares using their cash bonus or by taking out a non-interest bearing loan with Man Group to further invest in the plan. Based on the shares awarded and shares purchased for further investment in the plan, participants are entitled to receive matching

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

shares of Man Group stock if the financial target is met. All shares that are awarded through the plan vest over three to four years, but lapse if the financial target is not met for the three year measurement period. The amount of Man Group stock matched to shares in the plan ranges from 0% to 100%, depending on the degree to which Man Group achieved the financial target.

During the year ended March 31, 2007 and 2006, 1,051 and 609 shares were purchased by participants for additional investment in the plan. During the year ended March 31, 2007, Man Group issued 172 performance share awards with a weighted-average grant date fair value of $6.67. During the year ended March 31, 2006, Man Group issued 261 performance share awards with a weighted-average grant date fair value of $3.97. During the year ended March 31, 2005, Man Group issued 224 performance share awards with a weighted-average grant date fair value of $4.44. The total fair value of performance share awards distributed to participants during the year ended March 31, 2007, 2006, and 2005 was $8,383, $3,389, and $5,801 respectively.

Co-Investment Plan

The Co-Investment plan allows selected senior employees to use a portion of their cash bonus to purchase Man Group stock for investment within the plan. Participants can also purchase shares by taking out a non-interest bearing loan with Man Group to further invest in the plan. Shares held as investment within the plan for at least three years are matched by four shares of Man Group stock. Participants vest into the matching Man Group shares after one additional year. The plan limits the total value that can be received by a participant at 100% of their cash bonus, including both their original investment in the plan and the matching shares of Man Group stock.

During the year ended March 31, 2007 and 2006, 875 and 854 shares were purchased by participants for additional investment in the plan. During the year ended March 31, 2007, Man Group issued 3,502 matching share awards with a weighted-average grant date fair value of $6.84. During the year ended March 31, 2006, Man Group issued 3,416 matching share awards with a weighted-average grant date fair value of $4.41. During the year ended March 31, 2005, Man Group issued 3,456 matching share awards with a weighted-average grant date fair value of $4.42. The total fair value of matching awards distributed to participants during the years ended March 31, 2007, 2006, and 2005 was $24,576, $13,360, and $14,275, respectively.

A summary of the activity of performance share awards and matching co-investment plan shares as of March 31, 2007 and changes during the year then ended is presented below:

	Performance Share Plan		Co-investment Plan
	Awards	Weighted- Average Grant Date Fair Value (per award) (1)	Awards	Weighted- Average Grant Date Fair Value (per award) (1)
Nonvested as of April 1, 2006	4,161	3.61	11,356	3.56
Granted	1,223	6.67	3,502	6.84
Vested	637	2.86	2,972	3.56
Forfeited	—	—	93	4.85

Nonvested as of March 31, 2007	4,747	5.04	11,793	5.08
Total unrecognized compensation expense remaining	$11,255		$28,217
Weighted-average years expected to be recognized over	1.7 years		1.8 years

(1)	As Man Group plc shares trade in Pound Sterling, all exercise price information has been translated into U.S. dollars, using the relevant exchange rate during the year.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Employee Stock Purchase Plans

In accordance with local tax regulations in the U.K. and U.S., Man Group sponsors two employee stock purchase plans, which allow all employees to invest funds within the plan, that contain an option to purchase shares of Man Group stock at a discount, subject to certain terms and conditions. Participants in the United Kingdom can invest in the plan over 3 or 5 years, after which they are eligible to purchase shares at a 20% discount from the market value of Man Group stock when the investment in the plan was originally made. Once vested, participants can receive cash or shares of Man Group stock within six months. In the U.S., participants can invest in the plan for two years, after which they are eligible to purchase shares at a 15% discount from the market value of Man Group stock when the investment in the plan was originally made. In the U.S. plan, once vested, participants have the option of receiving cash or shares of Man Group stock within one year. If Man Group stock is selected, participants are required to hold the shares for one additional year. During the year ended March 31, 2007 the Company issued 775 shares under the employee stock purchase plan at an average option price of $6.40 per share. The estimated forfeiture rate is 5%.

After the Separation, the Company will have no pool of windfall tax benefits.

Note 16: Employee Benefits

The Company operates and contributes to various defined benefit and defined contribution plans. The Company does not operate any material post-employment and post-retirement benefit plans. Where appropriate, the fund assets, liabilities and pension costs for the year have been assessed by independent actuaries.

The Company sponsors a defined benefit plan (the “Domestic Plan”) for the U.S. employees of the Company. Retirement benefits are derived from a formula, which is based on length of service and compensation. The Company uses a measurement date of March 31 for this plan.

The Domestic plan was frozen on August 31, 2006 and was terminated by December 31, 2006. The Company also sponsors a Supplemental Executive Retirement Plan, a defined benefit plan, for certain U.S. employees. This plan, which provides supplemental retirement benefits, was frozen on August 31, 2006, and terminated by March 31, 2007. For these plans, the Company subsequently settled the accumulated benefit obligation by purchasing non-participating annuity contracts and making payouts to the participants, who elected to have their benefits distributed in a single sum payment. Defined benefits will not be provided to employees under a successor plan. The Company recorded curtailment and settlement expenses during the year end March 31, 2007 related to these plan terminations.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The following table provides a summary of the changes in the Company’s pension plans’ benefit obligations and the fair value of assets and a statement of the funded status of the plans as of March 31:

	Year ended March 31,
	2007	2006
Change in projected benefit obligation
Projected benefit obligation, beginning of year	$34,443	$30,346
Service cost	1,063	2,419
Interest cost	1,657	1,754
Benefits paid	(897)	(1,362)
Plan amendments	11,068	1,482
Curtailments	(612)	—
Settlements	(50,922)	—
Actuarial losses/(gains)	4,200	(196)

Projected benefit obligation, end of year	$—	$34,443

Change in fair value of plan assets
Fair value of plan assets, beginning of year	$31,623	$28,236
Actual return on plan assets	635	1,922
Employer contributions	19,561	2,827
Benefits paid	(897)	(1,362)
Settlements	(50,922)	—

Fair value of plan assets, end of year	$—	$31,623

Reconciliation of funded status to total amount recognized
Funded status of the plans	$—	$(2,820)
Unrecognized net actuarial gains	—	8,210
Unrecognized prior service cost	—	3,129

Net asset recognized	$—	$8,519

Amounts recognized in combined balance sheets
Prepaid benefit cost	$—	$10,405
Accrued benefit liability	—	(3,732)
Intangible asset	—	1,676
Accumulated other comprehensive income	—	170

Net asset recognized	$—	$8,519

Accumulated benefit obligation	$—	$33,478

Information for pension plans with an accumulated benefit obligation in excess of plan assets
Projected benefit obligation	$—	$4,141
Accumulated benefit obligation	—	3,732
Fair value of plan assets	—	—

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The components of net periodic pension cost are set forth below:

	Years ended March 31,
	2007	2006	2005
Service cost	$1,063	$2,419	$2,111
Interest cost	1,657	1,754	1,560
Expected return on plan assets	(1,878)	(2,168)	(2,175)
Amortization of:
Prior service cost	214	513	287
Unrecognized actuarial losses	314	479	349
Loss recognized due to Curtailments	13,984	—	—
Loss recognized due to Settlements	12,726	—	—

Net periodic cost	$28,080	$2,997	$2,132

The decrease in minimum liability included in Other comprehensive income during the years ended March 31, 2006, and 2005 was $170 and $318, respectively. The weighted-average assumptions used in determining the benefit obligations at March 31 are as follows:

	March 31,
	2007	2006
Discount rate	5.75%	5.75%
Rate of compensation increase	5.00%	5.00%

The weighted-average assumptions used in determining the net periodic benefit cost for the years ended March 31 are as follows:

	March 31,
	2007	2006	2005
Discount rate	5.75%	5.75%	5.75%
Rate of compensation increase	5.00%	5.00%	5.00%
Expected return on plan assets	8.00%	8.00%	8.50%

The expected long-term rates of return on plan assets are determined as of the measurement date. The expected long-term rates of return are projected to be the rates of return to be earned over the period until the benefits are paid. Accordingly, the expected long-term rates of return should reflect the rates of return on present investments, expected contributions to be received during the current year and on reinvestments over the period. The expected long-term rate of return on plan assets is based on what is achievable given the plan’s investment policy and the types of assets held. The Company reviews each plan and its historical returns and asset allocations to determine the appropriate expected long-term rate of return on plan assets to be used. The projected benefit cash flows under the plan were discounted using the spot rates derived from the Citigroup Pension Discount Rate Curve as of the measurement date and an equivalent single discount rate was derived resulting in the same liability.

The Company’s investment objectives in managing its defined benefit plan assets are to ensure that present and future benefit obligations to all participants and beneficiaries are met as they become due; to provide a total return that, over the long term, minimizes the present value of required company contributions, at the appropriate levels of risk; and to meet any statutory requirements, laws and local regulatory agencies’ requirements. Key

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

investment management decisions reviewed regularly are asset allocations, investment manager performance, investment advisors and trustees or custodians.

The actual asset allocations as of March 31, 2006 and 2005 are as follows:

	March 31,
	2006	2005
Asset category
Equity securities	53%	54%
Fixed income	18%	12%
Real estate	0%	0%
Other	29%	34%

Total	100%	100%

The Company investment allocations as of March 31, 2007 and future expected contributions are not applicable, given that the plan terminations were complete as of March 31, 2007.

The Company also sponsors a defined contribution plan for its U.S. employees, the Man Group USA Inc. Employees’ Savings and Investment Plan, whereby the Company contributes 50% of a participant’s contribution per year, subject to certain maximum thresholds, as defined by the plan. These contributions amounted to $5,896, $962, and $741 for the years ending March 31, 2007, 2006, and 2005 respectively.

The Company’s non-U.S. employees are covered by non-U.S. defined contribution, savings, and benefit plans. Employer contributions to these plans are determined based on criteria specific to the individual plans. The largest of these non-U.S. plans are a defined benefit plan and defined contribution plan sponsored by Man Group. The defined benefit plan was closed to new participants on June 1, 1999. For the years ended March 31, 2007, 2006, and 2005 the Company’s contributions to the defined benefit plan sponsored by Man Group were $1,523, $990, and $1,029 respectively. For the years ended March 31, 2007, 2006, and 2005 the Company’s contributions to the defined contribution plan sponsored by Man Group were $5,932, $3,963, and $2,691 respectively. The Company’s contributions to other non-U.S. savings and defined benefit plans amounted to $3,079, $1,319, $939 for the years ending March 31, 2007, 2006, and 2005 respectively.

Note 17: Regulatory Requirements

The Company is a registered Futures Commission Merchant and broker-dealer and accordingly is subject to the capital rules of the Commodity Futures Trading Commission (“CFTC”), the SEC and other principal exchanges of which the Company is a member.

In accordance with the CFTC’s net capital requirements (“Regulation 1.17”) one of the Company’s subsidiaries, Man Financial Inc, is required to maintain adjusted net capital equivalent to the greater of $250 or the aggregate of 8% of customer maintenance margin requirements and 4% of noncustomer maintenance margin requirements. At March 31, 2007, the Company had adjusted net capital, as defined, of $537,792, which was $180,156 in excess of the minimum capital required to be maintained.

In accordance with the Uniform Net Capital Rule (“Rule 15c3-1”) of the Exchange Act, one of the Company’s subsidiaries, Man Securities Inc, is required to maintain minimum net capital equal to the greater of

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

$250 or 2% of aggregate debit items as defined by Rule 15c3-1. At March 31, 2007, the Company had net capital, as defined, of $84,694, which was $82,196 in excess of the minimum capital required to be maintained.

The Company is subject to certain notifications and other provisions of the net capital rules of the CFTC and SEC regarding advances to affiliates, repayments of subordinated liabilities, dividend payments and other equity withdrawals. At March 31, 2007, the Company was in compliance with all of the requirements.

In accordance with the FSA in the U.K., the Company’s subsidiary, Man Financial Limited must comply with Financial Resources requirements. The capital held is intended to absorb unexpected losses and is calculated in accordance with a standard regulatory formula that relates primarily to credit and market risk. The FSA requires firms to hold capital against counterparty/credit risk, position/market risk, foreign exchange risk, large exposures and fixed overheads. The major components of the calculation are counterparty risk and position risk. Counterparty risk is calculated as a percentage of unpaid customer margin for exchange traded business and an exposure calculation for off-exchange business. Position risk is calculated by applying percentages to positions based on the underlying instrument and maturity. At March 31, 2007, the Company had financial resources, as defined, of $369,763, resource requirements of $276,732, and excess financial resources of $93,031.

The Company is also subject to the requirements of other regulatory bodies and exchanges of which it is a member in other international locations in which it conducts business. The Company was in compliance with all of these requirements at March 31, 2007 and 2006.

Note 18: Financial Instruments with Off-balance Sheet Risk, Concentrations of Credit Risk, and Other Related Risks

The Company is exposed to a wide variety of risks, which are inherent to its business and activities. Management reviews the industry, competition, and regulations on a continuous basis to identify, assess, monitor, and manage each type of risk. Overall risk is governed by executive management, however business managers are held accountable for risks assumed within their areas of responsibility and for executing the risk management policy set by executive management. From an overall business perspective, the Company is exposed to several types of risk including: (1) volume or margin pressure that could be brought about by a general decline in volumes in the markets and products in which it offers execution and clearing services, (2) margin pressure due to market conditions, (3) diminishing client franchise due to either disintermediation by exchange or other competitors applying innovations in technology, and (4) macro-economic changes such as a fall in interest rates that would reduce the income earned on balances held on behalf of customers. Long-term exposure to any of these risks could affect not only financial performance, but also the Company’s reputation.

The Company is exposed to market risks arising from changes in equity prices, foreign currency exchange rates and interest rates. The Company seeks to mitigate market risk by employing hedging strategies that correlate rate, price and spread movements of securities owned and related financing and hedging activities. In its day to day business activities, the Company is engaged in various trading, brokerage and investing activities with counterparties, which primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk of default.

Market Risk

The Company’s market risks include equity price risk, currency rate risk, and interest rate risk. Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

and other instruments that derive their value from a particular stock, a defined basket of stocks, or a stock index. The Company is subject to equity price risk primarily in securities owned and securities sold, not yet purchased. The Company attempts to limit such risks by diversifying its portfolio across many different options, futures and underlying securities and avoiding concentrations of positions based on the same underlying security.

Currency risk arises from the possibility that fluctuations in foreign exchange rates will impact the value of financial instruments and the value of the Company’s entities located outside of the U.S. To hedge this risk, the Company purchases forward contracts, which serve to manage fluctuations in foreign currency rates and the Company’s global exposure related to its non-U.S. dollar operating transactions.

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is exposed to interest rate risk on debt, customer cash and margin balances and positions carried in equity securities, options and futures. Interest rate risk is managed through investment policies and interest rate derivative contracts.

Credit Risk

Credit risk is the possibility that the Company may suffer a loss from the failure of counterparties, customers, or borrowers to meet their financial obligations, including failing to meet them in a timely manner. The Company acts as an intermediary and matched principal business offering execution and trading services, mostly in exchange traded products. The Company’s customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers’ accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer’s obligations.

For execution-only customers, the main credit risk arises from the failure of customers to settle trades the Company executes for them or to pay commissions on the trades. For cleared customers, the main credit risk arises from the Company paying variation margin to the exchanges before receiving it from customers. Most customers are required to cover initial and variation margin with cash and must pay any margin deficits within 24 hours.

The Company mitigates this risk on cleared business by requiring the initial margin to be paid by customers as a deposit before they can commence trading. The Company also uses software to test the adequacy of initial margins and, where appropriate, sets margin requirements at higher levels than those requested by the exchanges to minimize credit risk. Most customers are required to cover initial and variation margins with cash. Client activity levels are monitored daily to ensure credit exposures are maintained in accordance with agreed risk limits. Daily and, if required, intra-day margin calls are made on clients to reflect market movements affecting client positions. Financial analysis is performed to evaluate the effect of potential market movements on customer positions and may result in customers being asked to reduce positions. The Company reserves the right to liquidate any customer position immediately in the event of a failure to meet a margin call.

The Company is also exposed to the risk of default by counterparties in respect of positions held with these counterparties. These are mainly exchanges, clearing houses and highly rated and internationally recognized

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

banks. The risks include both pre-settlement and settlement risk. Pre-settlement risk is the possibility that, should a counterparty default on its obligations under a derivative contract, the Company could incur a loss when it covers the resulting open position because the market price has moved against the Company. Settlement risk is the possibility that the Company may pay a counterparty, such as bank in a foreign exchange transaction, and fail to receive the corresponding settlement in turn. Many of these exposures are subject to netting agreements which reduce the net exposure to the Company. Limits for counterparty exposures are based on the creditworthiness of the counterparty and are subject to formal lines of approval. The credit risk is diversified between customers and counterparties across a wide range of markets.

In most markets the Company acts as an intermediary, resulting in limited market risk to the Company. The exceptions are intra-day positions in foreign exchange, fixed income, metals and energy markets where the Company acts as principal and there may be time delays between opening and closing a position. The Company may also maintain small positions overnight in these markets.

In line with market practices, the Company also provides unsecured credit lines to some customers for initial and variation margin. The Company’s exposure to credit risk associated with its trading and other activities is also measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Credit lines to customers are subject to formal lines of approval and are reviewed at least annually. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

Off-Balance Sheet Risks

The Company’s customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various collateralized financing sources such as securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes limits for such activities and monitors compliance on a daily basis.

In the normal course of business, the Company’s customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company’s policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the combined financial statements at March 31, 2007, at the fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to March 31, 2007.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 19: Commitments and Contingencies

Leases

The Company has operating lease arrangements with unaffiliated parties for the use of certain office facilities, equipment and computer hardware. Certain leases contain provisions for escalation. At March 31, 2007, future minimum rental payments under non-cancelable leases for office premises are as follows:

Minimum rental payments
2008	$12,108
2009	9,526
2010	8,075
2011	6,467
2012	4,734
2013 and thereafter	10,953

Total	$51,863

In the years ended March 31, 2007, 2006, and 2005 the Company incurred $19,162, $17,439, and $9,893 of rent expense, respectively. The Company also has operating lease agreements with Man Group; refer to Note 21 for further details.

Litigation

In the normal course of business, the Company has been named, from time to time, as a defendant in various legal actions, including arbitrations and other litigation. Certain of these legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. There is inherent difficulty in predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, or actions which are in very preliminary stages. Although there can be no assurance as to the ultimate outcome, the Company believes it has a meritorious legal position in the matters described below. The Company cannot predict the outcome of any of these claims, and an adverse resolution in certain of these matters could have a material adverse affect on its combined balance sheets, operating results and cash flows. Significant cases to which the Company is a party are as follows:

Philadelphia Alternative Asset Fund

On May 8, 2006, the plaintiff, a court-appointed receiver for a hedge fund, Philadelphia Alternative Asset Fund Ltd. (“PAAF”), and its fund manager and commodity pool operator, Philadelphia Alternative Asset Management Co., LLC (“PAAMCo”), commenced suit against Man Financial Inc, the Company’s U.S. operating subsidiary, and seven of the Company’s employees, in connection with a CFTC-imposed shutdown of PAAF. PAAMCo and its principal, Paul Eustace (“Eustace”), allegedly defrauded PAAF by misrepresenting its trading performance, artificially inflating PAAF’s net asset value, and failing to disclose trading losses suffered in a subaccount maintained by the Company for PAAF. The complaint asserts various claims in connection with the Company’s opening and maintenance of a clearing and execution account for PAAF, which allegedly sustained substantial trading losses from January to June 2005. The Company and its employees are alleged to have, among other things, (a) inappropriately accepted Eustace’s signatures in opening the PAAF account and subaccounts; (b) provided PAAF with monthly statements for each of its trading accounts, but followed Eustace’s instructions as to whom internet access to PAAF account information should be given and, in doing so, did not give PAAF’s Cayman Islands administrator internet access to information for one of the subaccounts; (c) concealed one PAAF subaccount from a PAAMCo director and employee; (d) effected Eustace’s instructions to transfer open futures and options positions between PAAF’s subaccounts; (e) at Eustace’s instruction, sent an e-mail to a potential

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

investor advising of PAAF’s net asset value, which allegedly was false; (f) failed properly to monitor and evaluate the trading risks in the PAAF account; (g) committed trading errors in connection with the liquidation of the PAAF subaccounts; and (h) failed to supervise our employees. The receiver, in his complaint, alleges among other things, negligence, common law fraud, violations of the Racketeer Influenced Corrupt Organizations Act (RICO), violations of the Commodity Exchange Act and aiding and abetting fraud. The Company, and its employees, have denied all material allegations of the complaint. Although the complaint does not quantify the exact amount of damages sought, the amount claimed is estimated to be approximately $175 million (with the plaintiff claiming that these damages should be tripled under RICO). The Company has, in turn, brought third-party actions against the directors of PAAF, an employee and the chairman of the board of the trading advisor to PAAF and UBS Fund Services (Cayman) Ltd., the administrator of PAAF, claiming negligence and requesting indemnification and contribution. Motions for summary judgment are scheduled to be heard in July 2007 and a trial will be scheduled to begin no earlier than September 2007. Man Group has agreed to indemnify the Company for all costs, expenses and liabilities the Company may incur as a result of the PAAF litigation and any other claims or litigation arising from the facts and circumstances which give rise to that claim for amounts in excess of $50,000, after giving effect to any insurance proceeds the Company receives. Although Man Group has agreed to indemnify the Company, the Company cannot assure that, in the event of an adverse judgment, the Company’s reputation, business, financial condition and/or operating results will not be adversely affected. The CFTC has been conducting an investigation of us relating to the PAAF matter, and the Company believes that the CFTC may seek to cite and fine the Company. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. Therefore, no provision for losses has been provided in connection with this litigation.

Cargill

On June 30, 2006, the Company filed a suit against Cargill, Incorporated and certain of its controlled affiliates, or Cargill, in the Circuit Court of Cook County, Illinois alleging breach of an exclusivity agreement pursuant to which Cargill was to use the Company’s clearing and other services for all commodity futures and options transactions for a period of five years. The exclusivity agreement was originally entered into between Cargill and Refco Group Ltd. LLC and later transferred to the Company in the Refco bankruptcy proceedings. The Company is seeking specific performance and/or money damages from Cargill for breach of the exclusivity agreement. Cargill has counterclaimed that the Company converted $65,950 of its funds, which the Company withheld from Cargill as estimated damages for Cargill’s alleged prior breach of the exclusivity agreement, as well as approximately $500 of allegedly misapplied funds.

The Company entered into a settlement agreement with Cargill on March 30, 2007 pursuant to which the Company received a $28,000 payment, and all proceedings in connection with this matter were dismissed with prejudice on April 30, 2007. As a result of this payment, the Company recorded a $21,900 net gain in the Combined Statements of Operations. This amount represents the proceeds net of contingent litigation costs and a contingent asset recognized at acquisition.

Conservative Concepts Portfolio Management GmbH (“CCPM”) Related Arbitrations

In or about October 2003, the Company uncovered an apparent fraudulent scheme conducted by third parties unrelated to the Company that may have victimized a number of its clients. CCPM, a German Introducing Broker, introduced to the Company all the clients that may have been victimized. An agent or employee of CCPM, Michael Woertche (and his confederates), apparently engaged in a Ponzi scheme in which allegedly unauthorized transfers from accounts maintained at the Company were utilized to siphon money out of these

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

accounts, on some occasions shortly after they were established. The Company is currently involved in two arbitration proceedings relating to CCPM introduced accounts. The first arbitration involves claims made by Fairfield Capital Partners, Inc. and Alan Glassman before a National Futures Association panel. The second arbitration involves claims made by four claimants before a NASD panel. The claims in both arbitrations are based on allegations that the Company and an employee assisted CCPM in engaging in unauthorized transfers from, and trades into, accounts maintained by the Company. Damages sought in the NFA arbitration proceeding are approximately $1,800 in compensatory damages, unspecified punitive damages and attorneys’ fees in addition to the rescission of certain deposit agreements. Damages sought in the NASD proceeding are approximately $4,000 in compensatory damages and $12,000 in punitive damages. The cases are in their discovery phase and hearings are scheduled for early fall 2007. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. Therefore, no provision for losses has been provided in connection with this litigation.

Midland Euro Cases

The key contentions in a bankruptcy proceeding and a class action proceeding are that Midland Euro Exchange, Inc. (“MEE”), Midland Euro, Inc. and their principals, Moshe and Zvi Leichner, ran a Ponzi scheme, promising high returns on foreign exchange trades, and that the Company (and others) aided and abetted the “scheme”. In the bankruptcy proceeding, the trustee alleges that in the one year period preceding the bankruptcy petitions, the Company made voidable transfers to itself from the MEE accounts in the amount of not less than approximately $1,800. In the class action complaint, the plaintiffs allege that the Company, together with MEE’s accountants and its London bank, are liable for $90,000 of losses which investors suffered as a result of violations of state common and statutory law and federal RICO claims. Punitive damages and treble damages under RICO are sought. Dispositive motions have been filed. The Company has reached a tentative settlement with plaintiffs in the class action suit, subject to documentation and court approval, in which the Company has agreed to pay the plaintiffs $4,140. The Company has also reached a tentative settlement with the bankruptcy trustee, subject to documentation and court approval, in which the Company has agreed to pay the plaintiffs $4,140. The Company has a reserve established in the amount of $4,140 as of March 31, 2007 in respect of this matter.

Refco LLC Exchange Seats

As referenced above, the Company acquired certain assets of Refco Inc. and its affiliates (collectively, “Refco”) pursuant to an Acquisition Agreement between Refco and the Company. As part of that transaction, the Company acquired certain seats and shares held by Refco LLC in the Chicago Mercantile Exchange and the Chicago Board of Trade (the “Shares”). On or about March 3, 2006, counsel to the Chapter 7 bankruptcy trustee of Refco LLC (the “trustee”) notified the Company of the trustee’s position that the Shares were not, in fact, assets that should have been transferred to us under the Acquisition Agreement and that, as a result, the Company is liable to Refco LLC for the value of the Shares, asserted to be approximately $57,000 at the date of closing under the Acquisition Agreement. To date, no legal proceeding has been commenced. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. No provision for losses has been provided in connection with this litigation.

Parabola and Aria

Parabola and Aria (off-shore shell investment company vehicles for an active day trader) have made various different claims about execution only accounts that were active in the Company’s London office between July 2001 and February 2002. In December 2006, a claim was filed in the Commercial Court in London against the

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Company and one of its brokers alleging negligent misrepresentation and breach of fiduciary duty. The claimants seek £3,700 ($6,425) in damages and speculative claims of up to an additional £9,000 ($15,628). As the matter is in its preliminary stage, no trial date has been set. At this time, it is not possible to determine the ultimate resolution of, or estimate the liability related to, this matter. No provision for losses has been provided in connection with this litigation.

CFTC Potential Action

In May 2007, the Company’s U.S. operating subsidiary, Man Financial Inc, and two of the Company’s individual employees received what is commonly referred to as a “Wells notice” from the staff of the Division of Enforcement (“DOE”) of the CFTC. The notice relates to two trades that the Company executed in 2004 for a customer and reported to NYMEX. In the notice, DOE staff indicated that it is considering recommending to the Commission that a civil proceeding be commenced against the Company and the two individuals, in which the Commission would assert that the Company and the two individuals violated Section 9(a)(4) of the Commodity Exchange Act, which generally prohibits any person from willfully making any false, fictitious, or fraudulent statements or representations, or making or using any false writing or document knowing the same to contain any false, fictitious, or fraudulent statement to a board of trade. The DOE staff contends that the Company and the individuals presented or participated in the submission of information to the exchange that falsely represented the dates on which the trades in question occurred. The Company and the individuals strongly dispute the contentions of the DOE staff and have submitted a written statement to the DOE, setting forth the reasons why the Company believes no proceeding should be brought. As this matter is in its very earliest stage, the Company is unable to predict what action, if any, the CFTC will take. No provision for losses has been provided in connection with this litigation.

Eagletech Communications Inc., et al. v. Citigroup, Inc. et al.

The Company’s U.S. operating subsidiary, Man Financial Inc, was named as a co-defendant in an action filed in Florida State Court by Eagletech Communications Inc. (“Eagletech”) and three of its alleged shareholders against 21 defendants, including banks, broker dealers and clearing brokers, as well as “100 John Doe defendants or their nominee entities”. The complaint alleges that defendants engaged in a criminal conspiracy designed to manipulate the publicly traded share price of Eagletech stock. Plaintiffs seek unspecified compensatory and special damages, alleging that “Man Group PLC d/b/a Man Financial Inc” participated in the conspiracy by acting as a clearing broker for a broker dealer that traded in Eagletech stock. The complaint asserts claims under RICO, the Florida Securities and Investor Protection Act, the Florida Civil Remedies for Criminal Practices Act, and a related negligence claim. On May 9, 2007, defendants filed a notice removing the State Court action to Federal Court pursuant to 28 U.S.C. § 1441(a). The case is at its very earliest stages so it is difficult to determine exposure, if any. In any event, the Company intends to vigorously defend this matter. No provision for losses has been provided in connection with this litigation.

In addition to the matters discussed above, the Company is party to litigation and regulatory proceedings that arise in the ordinary course of business. Aside from the matters discussed above, the Company does not believe that it is a party to any pending litigation or regulatory proceedings that, individually or in the aggregate, would in the opinion of management have a material adverse effect on the Company’s business, results of operations or financial condition.

Guarantees

FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” requires the disclosure of representations and warranties which the Company enters into and which may provide general indemnifications to others. As of

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

March 31, 2007, the Company has guaranteed loans to certain individuals for their purchase of exchange seats. In these arrangements, the Company can sell the exchange seats to cover amounts outstanding. As of March 31, 2007 the Company has not recorded a guarantee liability, as the fair value of the exchange seats exceeds any potential loss on these loans.

Additionally, in its normal course of business, the Company may enter into contracts that contain such representations and warranties. The Company’s maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on its experience, the Company expects the risk of loss to be remote. The Company is a member of various exchanges and clearing organizations. Under the standard membership agreement, members are required to guarantee collectively the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company’s liability under these arrangements is not quantifiable and could exceed the cash and securities they have posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote, and accordingly, no liability has been recorded.

Other Commitments

Certain clearing houses and clearing banks and firms used by the Company are given a security interest in certain assets of the Company held by those clearing organizations. These assets may be applied to satisfy the obligations of the Company to the respective clearing organizations. See Note 17 for further information.

Lines of Credit

The Company has access to funding through Man Group’s committed and uncommitted lines of credit which it can use to assist with working capital requirements, as needed. The Company also has other credit agreements with financial institutions, in the form of trading relationships, which facilitate execution, settlement, and clearing flow on a day to day basis for the Company’s clients, as well as provide evidence, as required, of liquidity to the exchanges it conducts business on.

Note 20: Segment and Geographic Information

The Company has one reportable business segment, as defined by SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No.131”). SFAS No. 131 requires a public enterprise to report financial information on a basis consistent with that used by management to allocate resources and assess performance. The Company is operated and managed by its chief operating decision maker on an integrated basis as a single operating segment.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

The Company conducts business in two regions that individually comprise more than 10% of revenues, net of interest and transaction-based expenses and long-lived assets. Each region’s contribution to the combined amounts is as follows:

	Year ended March 31,
	2007	2006	2005
Total revenues, net of interest and transaction-based expenses:
North America	$571,224	$378,961	$227,643
Europe	688,331	515,453	454,011
Rest of World	119,177	52,069	40,114

Total	$1,378,732	$946,483	$721,768

Long-lived assets:
North America	$30,988	$23,943
Europe	7,933	7,526
Rest of World	6,835	5,333

Total	$45,756	$36,802

For geographic reporting purposes, long-lived assets comprise furniture, equipment and leasehold improvements. Revenues, net of interest and transaction-based expenses is attributable to geographic areas based on where the location of the relevant legal entities. Furniture, equipment and leasehold improvements are allocated based on physical location. No single customer accounted for greater than 10% of total revenues in the years ended March 31, 2007 and 2006. Revenues, net of interest and transaction-based expenses by product have not been provided as this information is impracticable to obtain.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

Note 21: Related Party Transactions

Revenues earned from and expenses incurred with Man Group for the years ended March 31, 2007 and 2006 are summarized as follows:

	Years Ended March 31,
	2007	2006	2005
Revenues
Cleared commissions	$37,120	$13,659	$7,266
Interest income	85	26	49

Total revenues	37,205	13,685	7,315
Less: Interest expense	67,043	9,651	4,141

Revenues, net of interest and transaction-based expenses	(29,838)	4,034	3,174

Expenses
Employee compensation and benefits	54,129	47,826	32,085
Communications and technology	1,654	1,217	1,092
Occupancy and equipment costs	8,033	7,055	5,683
Professional fees	6,060	3,715	4,089
Depreciation and amortization	75	209	183
General and other	2,625	2,670	2,326

Total other expenses	72,576	62,692	45,458
Interest on borrowings	14,852	10,754	6,718

Total, net	$(117,266)	$(69,412)	$(49,002)

The Company clears transactions on behalf of certain managed investments funds which are related parties to Man Group. The Company earned commission revenues by executing and clearing brokerage transactions for these investments funds of $37,120, $13,659, $7,266 in the years ended March 31, 2007, 2006, and 2005 respectively. The Company incurred net interest expense with these investments funds of $64,574, $7,556, and $3,166 in the years ended March 31, 2007, 2006, and 2005 respectively.

Employee compensation and benefits consists of amounts allocated by Man Group for shared services, as well as expenses related to the various plans sponsored by Man Group, in which the Company’s employees participate. Included in this, are expenses relating to stock-based compensation plans of $26,089, $24,552, and $13,069 for the years ended March 31, 2007, 2006, and 2005 respectively. Expenses of $7,455, $4,953, and $3,720 were charged for the years ended March 31, 2007, 2006, and 2005 respectively, related to benefit plans.

The Company earns sublease income from Man Group for its use of certain office space, for which the Company earned $458, $440, and $183 in the years ending March 31, 2007, 2006, and 2005, respectively, of sublease income. In addition to these arrangements, Man Group also allocates expense to the Company for use of office space.

The combined financial statements include the Company’s direct expenses as well as allocations of expenses arising from shared services and infrastructure provided by Man Group. These expenses are allocated to the Company using estimates that the Company considers to be a reasonable reflection of the utilization of services provided to or benefits received by the Company. Benefits received by the Company include employee

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

compensation and benefits, use of office facilities, and services provided relate to overall corporate functions including tax, legal, risk management, finance, internal audit, and executive management. The costs included in the combined financial statements were determined based on cost of the services to Man Group, the proportion of Man Group’s services fully dedicated to the Company, as well as the Company’s usage of those services.

During the years ended March 31, 2007, 2006, and 2005 the Company was allocated the following amounts by Man Group:

	Year ended March 31,
	2007	2006	2005
Employee compensation and benefits	$20,585	$18,321	$15,296
Communications and technology	1,654	1,217	1,092
Occupancy and equipment costs	8,491	7,493	5,866
Professional fees	6,060	3,715	4,089
Depreciation and amortization	75	209	183
General and other	2,581	2,667	2,326
Interest on borrowings	4,549	4,188	2,632
Interest expense	2,384	2,069	926

	$46,379	$39,879	$32,410

Balances held with Man Group at March 31, 2007 and 2006 are summarized as follows:

	March 31
	2007	2006
Assets
Receivables from Affiliates	$12,004	$12,724

TOTAL ASSETS	12,004	12,724

Liabilities
Payables to Affiliates	869,897	602,538
Long term borrowings	142,970	124,467

TOTAL LIABILITIES	1,012,867	727,005

EQUITY	$3,787	$6,050

Amounts owed by the Company to Man Group and Sify Limited have been classified separately in the Combined Balance Sheets as Receivables from Affiliates and Payables to Affiliates. Included in Equity are dividends paid to Man Group.

The Company has subordinated borrowings from Man Group. At March 31, 2007 and 2006, the total balance of subordinated borrowings due to Man Group was $142,970 and $124,467, respectively. The subordinated borrowings carry interest at a rate of LIBOR plus 45 basis points, and maturity ranges from one to five years. The interest rate on these borrowings is periodically reset during the year to follow movements in LIBOR. The weighted average effective interest rate of these borrowings from Man Group was 6.0% and 5.4% at March 31, 2007 and 2006, respectively. For the years ended March 31, 2007, 2006, and 2005 interest expense incurred on subordinated borrowings was approximately $14,852, $10,754, and $6,718 respectively.

MAN FINANCIAL

NOTES TO COMBINED FINANCIAL STATEMENTS—(Continued)

(Dollars in thousands, except per share data)

All subordinated borrowings have been approved by the applicable regulatory authorities for inclusion in regulatory net capital. This debt may be repaid prior to maturity only if, after giving effect to such payment, the Company meets its regulatory net capital requirements.

Additionally, day to day financing is provided to the Company by Man Group. Interest is calculated based on the federal funds rate plus 75 basis points for U.S. Dollar call facilities, LIBOR plus 75 basis points for Pounds Sterling call facilities, and three month LIBOR plus 45 basis points for fixed term debt.

INDEX

additional amounts	220
alternative payment mechanism	206, 232
APM qualifying securities	233
applicable percentage	228
applicable spread	213
bankruptcy claim limitation provision	234
below investment grade rating event	215
business combination	204, 233
calculation agent	203
capital assets	241
change of control	215
change of control event	215
Code	241
commercially reasonable efforts	212
common cap	232
common equity issuance cap	207
common shares	229
continuing directors	215
current stock market price	208
debt exchangeable for common equity	229
debt exchangeable for preferred equity	229
deferral period	204
deferred interest	204
DTC	202
eligible proceeds	208
equity interest	245
ERISA	245
events of default	12, 220
Exchange Act	i
final repayment date	9, 211
Fitch	216
guarantee	11, 217
guarantor	Cover
holder	202
indenture	202
indirect participants	238
intent-based replacement disclosure	234
interest	204
interest payment dates	202
interest period	203
investment grade	102, 216
IRS	12
issue price	241
LIBOR determination date	203
London banking day	203
make-whole amount	213
mandatorily convertible preferred shares	208
mandatory trigger provision	235
market disruption event	209

measurement date	230
measurement period	230
MFG Finance	Cover, ii
Moody’s	216
no payment provision	236
non-cumulative	236
NRSRO	214
obligor	219
OID	242
optional deferral provision	236
parity and junior securities	230
parity securities	10, 205
parties in interest	245
permitted remedies	236
plan	245
plan asset entity	246
plan assets regulation	245
preferred cap	233
preferred shares issuance cap	207
PTCE	245
qualifying APM securities	208
qualifying capital securities	230
qualifying preferred shares	208
qualifying replacement capital covenant	236
qualifying warrants	208
rating agency	216
rating agency event	214
repay	228
replacement capital securities	228
repurchase restriction	232
Reuters Screen LIBOR01 Page	204
S&P	216
scheduled maturity date	Cover, 9, 211
senior debt	219
service provider exemption	246
SFA	250
share cap	233
share cap amount	207
similar laws	245
subordinated securities	231
tax event	213
taxes	220
three-month LIBOR	203
treasury dealer	214
treasury price	214
treasury rate	214
treasury security	214
trustee	147, 202, F-41
voting shares	216

A-1

Through and including                              (the 40th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

$

MF GLOBAL FINANCE NORTH AMERICA INC.

$                             % Fixed-to-Floating Rate

Junior Subordinated Debentures

Fully and Unconditionally Guaranteed, on a Subordinated Basis, by

MF GLOBAL LTD.

PROSPECTUS

Joint Book-Running Managers

Citi

JPMorgan

                    , 2007

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 98 of the Companies Act provides generally that a Bermuda company may indemnify its directors, officers and auditors against any liability which by virtue of any rule of law would otherwise be imposed on them in respect of any negligence, default, breach of duty or breach of trust, except in cases where such liability arises from fraud or dishonesty of which such director, officer or auditor may be guilty in relation to the company. Section 98 further provides that a Bermuda company may indemnify its directors, officers and auditors against any liability incurred by them in defending any proceedings, whether civil or criminal, in which judgment is awarded in their favor or in which they are acquitted or granted relief by the Supreme Court of Bermuda pursuant to section 281 of the Companies Act.

We have adopted provisions in our by-laws that provide that we shall indemnify our officers and directors in respect of their actions and omissions, except in respect of their fraud or dishonesty. Our by-laws provide that the shareholders waive all claims or rights of action that they might have, individually or in right of the company, against any of the company’s directors or officers for any act or failure to act in the performance of such director’s or officer’s duties, except in respect of any fraud or dishonesty of such director or officer. Section 98A of the Companies Act permits us to purchase and maintain insurance for the benefit of any officer or director in respect of any loss or liability attaching to him in respect of any negligence, default, breach of duty or breach of trust, whether or not we may otherwise indemnify such officer or director. We have purchased and maintain a directors’ and officers’ liability policy for such a purpose.

The registrant maintains directors’ and officers’ liability insurance for the benefit of its directors and officers.

The underwriting agreement is expected to provide that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the registrant against certain liabilities, including liabilities under the Securities Act. Reference is made to the form of the underwriting agreement to be filed as Exhibit 1.1 hereto.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

On May 3, 2007, in connection with its incorporation, MF Global Ltd. issued 100 common shares to a subsidiary of Man Group for $100 in cash. On July 2, 2007, following the Reorganization and in connection with the Separation, MF Global Ltd. issued 103,726,353 common shares to a subsidiary of Man Group, in exchange for the assets comprising Man Group’s brokerage division. On July 10, 2007, in connection with the Recapitalization, MF Global Ltd. issued 17,379,493 additional common shares to a subsidiary of Man Group in exchange for Man Group’s net capital contribution to the registrant. These shares were offered and sold in reliance on Section 4(2) of the Securities Act as the offering and sale of the common shares did not involve a public offering. Appropriate legends were affixed to the share certificates issued in these transactions. In addition, in connection with the foregoing transactions, if the estimated initial public offering price per share on the date of the pricing of the initial public offering of common shares of MF Global Ltd. is greater than $37.50, MF Global Ltd. will issue approximately 150,000 additional common shares to a subsidiary of Man Group for each $1.00 that the estimated initial public offering price per share on such date exceeds $37.50. Any such shares will be issued in order to adjust the number of shares outstanding as set forth in the Prospectus relating to the initial public offering, which number was based on the estimated initial public offering price of $37.50 (the mid-point of the estimated public offering price set forth on the cover of the Prospectus relating to the initial public offering), to reflect the estimated initial public offering price per share on the date of the pricing of the initial public offering. These shares will be offered and sold in reliance on Section 4(2) of the Securities Act, and will be issued as bonus shares under Bermuda law.

In connection with the initial public offering of its common shares, the registrant has entered into employment agreements with several of its executive officers as described in the prospectus that forms a part of this Registration Statement. Under these agreements, MF Global Ltd. awarded such officers restricted share units and options (representing up to 4,700,000 common shares based on the estimated initial public offering price of $37.50) upon the pricing of the initial public offering of its common shares. These shares were offered and sold in reliance on Section 4(2) of the Securities Act.

In connection with the initial public offering of its common shares, MF Global Ltd. issued share options and restricted share units to certain of its employees. The options and restricted shares were offered and sold in reliance on Regulation D under the Securities Act as well as, in certain cases, outside the United States in reliance on Regulation S under the Securities Act. In connection with the acquisition or hiring of new employees, MF Global Ltd. is offering such persons awards of share options and restricted share units (representing up to 810,000 common shares based on the estimated initial public offering price of $37.50) to be granted at the initial public offering price following the pricing of the initial public offering. These options and restricted share units are being offered and sold in reliance on Section 4(2) of the Securities Act.

ITEM 8.	EXHIBITS.

The following documents are exhibits to the registration statement.

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd.***

3.1	Certificate of Incorporation and Memorandum of Association of MF Global Ltd.***

3.2	Form of By-Laws of MF Global Ltd.***

3.3	Certificate of Incorporation of MF Global Finance North America Inc.****

3.4	Form of By-Laws of MF Global Finance North America Inc.****

4.1	Form of Junior Subordinated Indenture dated as of , 2007, among MF Global Ltd., MF Global Finance North America Inc. and Deutsche Bank Trust Company Americas, as trustee*

4.2	Form of Junior Subordinated Debenture*

4.3	Form of Supplemental Indenture for the Junior Subordinated Debentures*

5.1	Opinion of Conyers Dill & Pearman, Bermuda*

5.2	Opinion of Sullivan & Cromwell LLP*

8.1	Tax Opinion of Sullivan & Cromwell LLP*

10.1	Form of Treasury Services Agreement by and between Man Group plc and MF Global Ltd.***

10.2	Form of Introducing Broker Master Agreement by and between Man Financial Limited, Man Investments AG and The Product Clearing Clients†***

10.3	Form of Company Secretarial Services by and between Man Group plc and MF Global Ltd.***

10.4	Form of Group Risk Services Agreement by and between Man Group plc and MF Global Ltd.***

10.5	Form of Tax Matters Deed by and between Man Group plc and MF Global Ltd.***

10.6	Deed of Indemnity by and between Man Group plc and MF Global Ltd.***

10.7	Form of Subunderlease in respect of Sugar Quay, Lower Thames Street, London EKE by and between ED & F Man Limited and Man Financial Limited***

10.8	Form of Subunderlease in respect of Level 2, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.9	Form of Subunderlease in respect of Level 4, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.10	Form of Subunderlease in respect of Kings Hill, Flex 4, 30 Kings Hill Avenue, West Malling, Kent by and between ED & F Man Limited and Man Financial Limited***

10.11	Form of Assignment in respect of 10 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.12	Form of Tax Services Agreement by and between Man Group plc and MF Global Ltd.***

10.13	Form of Facility Sharing Agreement by and between Man Financial Inc and Man-Glenwood Inc.***

10.14	Form of Group Insurance Services Agreement by and between Man Group plc and MF Global Ltd.***

10.15	Form of Trademark Agreement by and between Man Group plc and MF Global Ltd.***

Exhibit Number	Description

10.16	Form of Executive Officer Employment Agreement with MF Global Ltd.***

10.17	Terms Schedule to Employment Agreement of Kevin R. Davis with MF Global Ltd., dated April 3, 2007, by and between Man Group plc and Kevin R. Davis***

10.18	Terms Schedule to Employment Agreement of Christopher J. Smith with MF Global Ltd., dated May 9, 2007, by and between Man Group plc and Christopher J. Smith***

10.19	Terms Schedule to Employment Agreement of Amy S. Butte with MF Global Ltd., dated April 16, 2007, by and between Man Group plc and Amy S. Butte***

10.20	Terms Schedule to Employment Agreement of Ira Polk with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Ira Polk***

10.21	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Thomas M. Harte***

10.22	Terms Schedule to Employment Agreement of Simon P. Healy with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Simon P. Healy***

10.23	2007 Long Term Incentive Plan***

10.24	Form of Share Option Award Agreement***

10.25	Form of Restricted Share Unit Award Agreement***

10.26	2007 Employee Stock Purchase Plan***

10.27	2007 Sharesave Scheme***

10.28	Acquisition Agreement dated as of November 13, 2005 by and among Man Financial as Buyer and Refco Inc., Refco Group Ltd, LLC, Refco Global Futures LLC, Refco Global Holdings, LLC, Refco LLC, Refco (Singapore) PTE Limited, Refco Canada Co., Refco Overseas Ltd, and Certain Affiliates of Refco LLC as Sellers***

10.29	$1,400,000,000 Bridge Facility, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.30	$1,500,000,000 Liquidity Facility, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.31	Form of Telephony Services Agreement by and between Man Group plc and MF Global Ltd.***

10.32	Form of Addendum to Man Financial Limited Terms of Business by and between Man Financial Limited and Man Investments Finance Limited***

10.33	Form of Non-Executive Chairman Restricted Share Award Agreement***

10.34	Terms Schedule to Employment Agreement of Laurence R. O’Connell with MF Global Ltd., dated June 13, 2007, by and between Man Group plc and Laurence R. O’Connell***

10.35	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007***

10.36	Form of Assignment and Assumption of Employment Agreement by and between MF Global Ltd. and Man Group plc***

10.37	Form of Non-Employee Director Restricted Share Award Agreement***

Exhibit Number	Description

10.38	Deed relating to the Recapitalization of MF Global Ltd., dated as of July 9, 2007, by and between Man Group plc and MF Global Ltd.***

10.39	Form of Senior Indenture dated , 2007, between MF Global Ltd., MF Global Finance North America Inc. and Deutsche Bank Trust Company Americas, as trustee*

10.40	Form of Supplemental Indenture for the 2012 notes*

10.41	Form of Supplemental Indenture for the 2017 notes*

12.1	Computation of Ratio of Earnings to Fixed Charges****

21.1	List of Subsidiaries***

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman, Bermuda (included in Exhibit 5.1 to this registration statement)*

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.2 and 8.1 to this registration statement)*

24.1	Powers of Attorney**

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, of Deutsche Bank Trust Company Americas, to act as Trustee under the junior subordinated indenture*

*	To be filed by amendment.
**	Previously filed.
***	Incorporated by reference to MF Global Ltd.’s Registration Statement on Form F-1 (File No. 333-143395) filed on May 31, 2007, relating to MF Global Ltd.’s initial public offering of its common shares, as amended.
****	Incorporated by reference to MF Global Ltd.’s Registration Statement on Form F-1 (File No. 333-144079) filed on June 27, 2007, relating to the offering of senior notes.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

ITEM 9. UNDERTAKINGS.

(i) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(ii) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California, on July 17, 2007.

MF GLOBAL FINANCE NORTH AMERICA INC.

By:	/S/ AMY S. BUTTE
Name: Amy S. Butte
Title: President

By:	/S/ HENRI J. STEENKAMP
Name: Henri J. Steenkamp
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on July 17, 2007.

Signature	Position
* Amy S. Butte	President and Director (Principal Executive Officer)
* Henri J. Steenkamp	Chief Financial Officer (Principal Accounting Officer)

* Simon Moreton	Director

* Michael L. Bertolucci	Director

*By:	/S/ AMY S. BUTTE
Name: Amy S. Butte Attorney-in-Fact

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, California and New York, New York, on July 17, 2007.

MF GLOBAL LTD.

By:	/S/ KEVIN R. DAVIS
Name: Kevin R. Davis
Title: Chief Executive Officer

By:	/S/ AMY S. BUTTE
Name: Amy S. Butte
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on July 17, 2007.

Signature	Position

*	Chief Executive Officer and Director
Kevin R. Davis

*	Non-Executive Chairman of the Board of Directors
Alison J. Carnwath

*	Chief Operating Officer, Deputy Chief Executive Officer and Director
Christopher J. Smith

*	Chief Financial Officer and Director
Amy S. Butte

*	Group Controller
Christopher Bates

*	Vice President – Corporate Financial Reporting (Principal Accounting Officer)
Henri J. Steenkamp

*By:	/S/ AMY S. BUTTE
Name: Amy S. Butte Attorney-in-Fact

KNOW ALL PERSONS BY THESE PRESENTS, that the person whose signature appears below constitutes and appoints Kevin R. Davis and Amy S. Butte, and each of them, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement and any and all related registration statements pursuant to rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and the Bermuda Registrar of Companies hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following person in the capacity indicated below on July 17, 2007.

Signature	Position

/S/ EDWARD L. GOLDBERG Edward L. Goldberg	Director

EXHIBIT INDEX

Exhibit Number	Description

1.1	Form of Underwriting Agreement*

2.1	Form of Master Separation Agreement by and between Man Group plc and MF Global Ltd.***

3.1	Certificate of Incorporation and Memorandum of Association of MF Global Ltd.***

3.2	Form of By-Laws of MF Global Ltd.**

3.3	Certificate of Incorporation of MF Global Finance North America Inc.****

3.4	Form of By-Laws of MF Global Finance North America Inc.****

4.1	Form of Junior Subordinated Indenture dated as of , 2007, among MF Global Ltd., MF Global Finance North America Inc. and Deutsche Bank Trust Company Americas, as trustee*

4.2	Form of Junior Subordinated Debenture*

4.3	Form of Supplemental Indenture for the Junior Subordinated Debentures*

5.1	Opinion of Conyers Dill & Pearman, Bermuda*

5.2	Opinion of Sullivan & Cromwell LLP*

8.1	Tax Opinion of Sullivan & Cromwell LLP*

10.1	Form of Treasury Services Agreement by and between Man Group plc and MF Global Ltd.***

10.2	Form of Introducing Broker Master Agreement by and between Man Financial Limited, Man Investments AG and The Product Clearing Clients†***

10.3	Form of Company Secretarial Services by and between Man Group plc and MF Global Ltd.***

10.4	Form of Group Risk Services Agreement by and between Man Group plc and MF Global Ltd.***

10.5	Form of Tax Matters Deed by and between Man Group plc and MF Global Ltd.***

10.6	Deed of Indemnity by and between Man Group plc and MF Global Ltd.***

10.7	Form of Subunderlease in respect of Sugar Quay, Lower Thames Street, London EKE by and between ED & F Man Limited and Man Financial Limited***

10.8	Form of Subunderlease in respect of Level 2, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.9	Form of Subunderlease in respect of Level 4, Centennium House, 100 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.10	Form of Subunderlease in respect of Kings Hill, Flex 4, 30 Kings Hill Avenue, West Malling, Kent by and between ED & F Man Limited and Man Financial Limited***

10.11	Form of Assignment in respect of 10 Lower Thames Street, London EC3 by and between ED & F Man Limited and Man Financial Limited***

10.12	Form of Tax Services Agreement by and between Man Group plc and MF Global Ltd.***

10.13	Form of Facility Sharing Agreement by and between Man Financial Inc and Man-Glenwood Inc.***

10.14	Form of Group Insurance Services Agreement by and between Man Group plc and MF Global Ltd.***

10.15	Form of Trademark Agreement by and between Man Group plc and MF Global Ltd.***

10.16	Form of Executive Officer Employment Agreement with MF Global Ltd.***

Exhibit Number	Description

10.17	Terms Schedule to Employment Agreement of Kevin R. Davis with MF Global Ltd., dated April 3, 2007, by and between Man Group plc and Kevin R. Davis***

10.18	Terms Schedule to Employment Agreement of Christopher J. Smith with MF Global Ltd., dated May 9, 2007, by and between Man Group plc and Christopher J. Smith***

10.19	Terms Schedule to Employment Agreement of Amy S. Butte with MF Global Ltd., dated April 16, 2007, by and between Man Group plc and Amy S. Butte***

10.20	Terms Schedule to Employment Agreement of Ira Polk with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Ira Polk***

10.21	Terms Schedule to Employment Agreement of Thomas M. Harte with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Thomas M. Harte***

10.22	Terms Schedule to Employment Agreement of Simon P. Healy with MF Global Ltd., dated May 29, 2007, by and between Man Group plc and Simon P. Healy***

10.23	2007 Long Term Incentive Plan***

10.24	Form of Share Option Award Agreement***

10.25	Form of Restricted Share Unit Award Agreement***

10.26	2007 Employee Stock Purchase Plan***

10.27	2007 Sharesave Scheme***

10.28	Acquisition Agreement dated as of November 13, 2005 by and among Man Financial as Buyer and Refco Inc., Refco Group Ltd, LLC, Refco Global Futures LLC, Refco Global Holdings, LLC, Refco LLC, Refco (Singapore) PTE Limited, Refco Canada Co., Refco Overseas Ltd, and Certain Affiliates of Refco LLC as Sellers***

10.29	$1,400,000,000 Bridge Facility, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.30	$1,500,000,000 Liquidity Facility, dated as of June 15, 2007, among MF Global Finance USA Inc., MF Global Ltd. and the lenders named therein***

10.31	Form of Telephony Services Agreement by and between Man Group plc and MF Global Ltd.***

10.32	Form of Addendum to Man Financial Limited Terms of Business by and between Man Financial Limited and Man Investments Finance Limited***

10.33	Form of Non-Executive Chairman Restricted Share Award Agreement***

10.34	Terms Schedule to Employment Agreement of Laurence R. O’Connell with MF Global Ltd., dated June 13, 2007, by and between Man Group plc and Laurence R. O’Connell***

10.35	Letter from MF Global to Alison J. Carnwath, dated July 5, 2007***

10.36	Form of Assignment and Assumption of Employment Agreement by and between MF Global Ltd. and Man Group plc***

10.37	Form of Non-Employee Director Restricted Share Award Agreement***

10.38	Deed relating to the Recapitalization of MF Global Ltd., dated as of July 9, 2007, by and between Man Group plc and MF Global Ltd.***

10.39	Form of Senior Indenture dated , 2007, between MF Global Ltd., MF Global Finance North America Inc. and Deutsche Bank Trust Company Americas, as trustee*

Exhibit Number	Description

10.40	Form of Supplemental Indenture for the 2012 notes*

10.41	Form of Supplemental Indenture for the 2017 notes*

12.1	Computation of Ratio of Earnings to Fixed Charges****

21.1	List of Subsidiaries***

23.1	Consent of PricewaterhouseCoopers LLP

23.2	Consent of Conyers Dill & Pearman, Bermuda (included in Exhibit 5.1 to this registration statement)*

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibits 5.2 and 8.1 to this registration statement)*

24.1	Powers of Attorney**

25.1	Statement of Eligibility of Trustee on Form T-1 under the Trust Indenture Act of 1939, of Deutsche Bank Trust Company Americas, to act as Trustee under the junior subordinated indenture*

*	To be filed by amendment.
**	Previously filed.
***	Incorporated by reference to MF Global Ltd.’s Registration Statement on Form F-1 (File No. 333-143395) filed on May 31, 2007, relating to MF Global Ltd.’s initial public offering of its common shares, as amended.
****	Incorporated by reference to MF Global Ltd.’s Registration Statement on Form F-1 (File No. 333-144079) filed on June 27, 2007, relating to the offering of senior notes.
†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.